Form 20-F
Hambrecht Asia Acquisition Corp.
filed 2010-03-18
CIK 1412095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 12, 2010

For the transition period from __________ to ___________

Commission file number:  000-53122
Hambrecht Asia Company Acquisition Corp.
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

SGOCO Technology Park, Luoshan
Jinjiang City, Fujian, China 362200
(Address of principal executive offices)

Burnette Or; Tel: +86 (595) 8200-5598; Fax: +86 (595) 8200-5156
SGOCO Technology Park, Loushan, Jinjiang City, Fujian, China 362200
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

With a copy to:
Nixon Peabody LLP	Nixon Peabody LLP
One Embarcadero Center, 18th Floor	Clinton Square, Suite 1300
San Francisco, CA 94111	Rochester, NY 14580
Attn. David Cheng	Attn. Deborah J. McLean
1 (415) 984-8200	1 (585) 263-1307
Facsimile: 1 (415) 984-8300	1 (866) 947-0724

Securities registered or to be registered pursuant to Section 12(b) of the Act:

 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

Units, each consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants to purchase Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 19,599,125* Ordinary Shares issued and outstanding as of March 15, 2010.
*Of the outstanding Ordinary Shares, 1,263,189 have given notice of their intention to redeem their shares, 124,738 shares have been surrendered for cancellation, 2,147,143 have been repurchased by the Company, subject to settlement, and 6,566,823 Ordinary Shares are held in escrow pending satisfaction of certain conditions.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

TABLE OF CONTENTS

- i -

- ii -

CERTAIN INFORMATION

In this Report on Form 20-F (the “Report”), unless otherwise indicated:

“Acquisition” refers to the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 10, 2010, by and among the SPAC, Honesty Group and each of the shareholders signatories thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010.

“Honesty Group” refers to Honesty Group Holdings Limited, a subsidiary of the Company, acquired in the Acquisition, and the entity through which the Subsidiaries and operating business are held after the consummation of the Acquisition.

“Proxy Statement: means the Company’s Proxy Statement filed as an Exhibit to the Company’s Current Report on Form 6-K filed with the SEC on February 18, 2010.

“SGOCO”, “we,” “us,” “our,” or the “Company” refers to Hambrecht Asia Acquisition Corp., a company organized under the laws of the Cayman Islands, which is changing its name to SGOCO Technology, Ltd. and, after the completion of the Acquisition described below on March 12, 2010, its consolidated subsidiaries: Honesty Group and its Subsidiaries.

“SPAC” refers to Hambrecht Asia Acquisition Corp. prior to the consummation of the Acquisition.

“Subsidiaries” refers to Honesty Group’s subsidiaries: Guanke (Fujian) Electron Technological Industry Co. Ltd. (“Guanke””), Guanwei (Fujian) Electron Technological Company Limited (“Guanwei”), and Guancheng (Fujian) Electron Technological Company Limited (“Guancheng”).

All references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. When the term “including” is used, it is used inclusively and should be read to mean “including, without limitation.”

Under the laws of the Cayman Islands and our Memorandum of Association as currently in effect, we are authorized to issue ordinary shares and holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this Report, references that would otherwise be to members are made to shareholders, which term is more familiar to investors on the OTCBB, which is where our shares are quoted.

FORWARD-LOOKING STATEMENTS

This Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’ including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under the headings “Risk Factors” in the Proxy Statement and elsewhere in this Report and in the information incorporated herein by reference, including, among others:

• requirements or changes adversely affecting the LCD market in China;
• fluctuations in customer demand for LCD products generally;
• the success of the Company in promoting its brand of LCD products in China and elsewhere;
• management of rapid growth;
• changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China;
• the fluctuations in sales of LCD products in China;
• China’s overall economic conditions and local market economic conditions;
• the Company’s ability to expand through strategic acquisitions and establishment of new locations;
• changing principles of generally accepted accounting principles;
• compliance with government regulations;
• legislation or regulatory environments, and
• geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company.  The Company does not assume any obligation to update any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Our directors and executive officers immediately after the consummation of the Acquisition are described in the Company’s Proxy Statement in the section entitled “Directors and Management of Combined Company” beginning on page 114, which is incorporated herein by reference. Except as otherwise provided below, the address for each of directors and executive officers is SGOCO Technology Park, Luoshan, Jinjiang City, Fujian, China 362200. The business address of Robert Eu and David Hao Wu is 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong.

As of March 12, 2010, the board of directors of the Company elected: David Hao Wu, Burnette Or, Tin Man Or, Weiwei Shangguan, Frank Wu, and PikYue Teresa Hon as directors of the Company; Burnette Or as Chairman of the board of directors and President, and Robert Lu as the Chief Executive Officer.

B. Advisers

Nixon Peabody LLP has acted as the Company’s principal United States legal counsel. Nixon Peabody LLP’s address is One Embarcadero Center, Suite 1800, San Francisco, CA 94111. Conyers, Dill and Pearman has acted as the Company’s Cayman Islands counsel. They have offices at 2901 One Exchange Square, 8 Connaught Place Central, Hong Kong. Cheng Wong Lam & Partners, with offices at 50th Floor, Bank of China Tower, 1 Garden Road Central, Hong Kong has acted as the Company’s Hong Kong counsel. JunZeJun Law Offices have acted as the Company’s counsel in the Peoples’ Republic of China. JunZeJun has offices at 6/F South Tower, Financial Street Center, No.9 Financial Street, Xicheng District, Bejing, PRC. RedBridge Group Ltd. (“RedBridge”) has acted as the Company’s financial advisor. RedBridge’s address is 50 California Street, Suite 1500, San Francisco, CA 94111.

C. Auditors

Rothstein Kass & Company, P.C. audited HMAUF’s financial statements for the years ended June 30, 2009; December 31, 2008 and 2007. Rothstein Kass & Company, P.C.’s address is 1350 Avenue of the Americas, New York, NY 10019. Frazer Frost LLP audited Honesty Group’s financial statements for the years ended December 31, 2009, 2008 and 2007. Frazer Frost LLP’s address is 135 South State College Blvd. Suite 300, Brea, California 92821.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Financial information regarding the SPAC and Honesty Group before the consummation of the Acquisition is included in the Proxy Statement in the sections entitled “Selected Summary Historical Financial Information” beginning on page 91, and “Selected Unaudited Pro Forma Combined Financial Information of the SPAC and Honesty Group” beginning on page 92, which are incorporated herein by reference.

B. Capitalization and Indebtedness

The following sets forth certain items of liability and shareholders’ equity on an unaudited basis giving effect to the closing of the Acquisition on March 12, 2010.

LIABILITIES AND SHAREHOLDERS' EQUITY (unaudited)

CURRENT LIABILITIES
Notes payables	$18,709,038
Bank overdraft	717,562
Short term Loan	19,230,756	(1)(2)
Accounts payables, trade	3,490,937
Accrued liabilities	74,147
Other payables	382,978
Other payables - related parties	198,875
Customer deposits	457,761
Customer deposits - related parties	335,056
Taxes payable	3,872,916
Total current liabilities	47,470,026

SHAREHOLDERS' EQUITY

Ordinary shares, $0.001 par value, 10,264,055 outstanding	10,264
Ordinary shares held in escrow, 6,566,823 shares	6,567
Paid-in capital	21,292,345
Statutory reserves	1,286,942
Retained earnings	11,257,444
Accumulated other comprehensive income	2,043,408
Total shareholders' equity	35,896,970

Total liabilities and equity	$83,366,996

(1) $16 million is guaranteed by affiliates of the Company and secured by a pledge of the land rights of certain of the Company’s Subsidiaries.
(2) $1.5 million is secured by a pledge of an account receivable of Guanke.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Certain risks associated with the Company’s business and its industry, the SPAC’s combination with Honesty Group, Honesty Group’s corporate structure, doing business in China and the Company’s securities are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 22 and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Hambrecht Asia Acquisition Corp. is a corporation organized under the laws of the Cayman Islands on July 18, 2007. On March 11, 2010, the Company’s shareholders approved changed its name to SGOCO Technology, Ltd. The name change will be effective upon completion of certain filings in the Cayman Islands.

The SPAC was formed as a blank check company the purpose of acquiring one or more operating businesses through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements having its primary operations in the People’s Republic of China (“China or “PRC”). Before its acquisition of all of the outstanding capital stock of Honesty Group, the prices of the SPAC’s ordinary shares, warrants to purchase ordinary shares and units (each unit consisting of one ordinary share and one warrant to purchase ordinary share) were quoted on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Additional information about the SPAC is set forth in the Proxy Statement under the heading “Information about the SPAC” beginning on page 105 and incorporated herein by reference.

Information regarding the formation of Honesty Group and its Subsidiaries and their consolidated businesses and operations is contained in the Proxy Statement under the heading “Information about Honesty Group” beginning at page 70 and incorporated herein by reference. Information about the combined Company formed by the acquisition of Honesty Group by the SPAC is described herein and in the Proxy Statement under the heading “The Share Exchange Agreement” beginning at page 54 and is incorporated herein by reference, as modified by the disclosures in the Current Reports of Foreign Private Issuer on Form 6-K filed by the Company on February 18, 2010, and on March 11, 12, and 16, 2010. Information about Honesty Group’s capital and liquidity are set forth in the Proxy Statement under the heading “Honesty Group’s Management Discussion and Analysis — Liquidity and Capital Resources” beginning at page101 and is incorporated herein by reference.

On March 11, 2010, the shareholders of the Company approved the proposed acquisition of all of the outstanding shares of Honesty Group, discussed in the Current Report of Foreign Private Issuer on Form 6-K filed by the Company on February 18, 2010, and the Proxy Statement in the sections entitled “Proposal 1 – Acquisition Proposal” beginning at page 45, and “the Share Exchange Agreement” beginning at page 54, and incorporated herein by reference. The shareholders also approved a change in the name of the Company to SGOCO Technology Ltd. The vote of shareholders was 3,128,488 shares (or 59.04% of the outstanding) in favor of the transaction, 1,263,189 shares (or 23.84%) against, with 404,795 shares abstaining. Holders of 3,252,888 shares (or 67.82% or the outstanding) voted in favor of the name change, 1,020,689 shares (or 21.28%) against, with 522,895 shares abstaining. Pursuant to the terms of the Company’s Amended and Restated Memorandum of Association, public shareholders who voted against the transaction were entitled to elect to have their shares redeemed at $7.98 per share. Holders of 1,263,189 shares (or 29.80% of the outstanding) elected to have their shares redeemed.

In addition, at the meeting, holders of the Company’s outstanding warrants to purchase ordinary shares approved the amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $5.00 to $8.00 and to extend by one year the exercise period and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition. Holders of 4,450,050 of the warrants (or 76.87% of the outstanding) voted to approve the amendment to the warrants, 335,800 voted against, and 186,900 abstained. Holders of approximately 1.9 million of the warrants elected to retain their warrants, as amended, with the new exercise price of $8.00 per share and March 12, 2014 expiration date.

Shareholders holding 1,263,189 of the outstanding ordinary shares (29.80% of the then outstanding publicly-held shares) elected to have their shares redeemed at the redemption price of $7.98 per share. Approximately 2.9 million warrants will be redeemed at $0.50 each. SGOCO Technology will send to shareholders and warrantholders who chose to have their securities redeemed transmittal letters about March 17, 2010, and holders have until April 12, 2010 to surrender their securities with completed transmittal letters.

On March 12, 2010 (the “Closing Date”), the acquisition by the Company of the outstanding capital stock of Honesty Group was completed, pursuant to the terms of the Share Exchange Agreement, dated as of February 12, 2010, as amended by Amendment No. 1 to Share Exchange Agreement, dated as of March 11, 2010 (together, the “Share Exchange Agreement”). The acquisition resulted in the issuance of: (i) 8,500,000 of the ordinary shares of the Company (the “Acquisition Shares”) to former shareholders of Honesty Group, and (ii) 5,800,000 of the ordinary shares of the Company (the “Escrow Shares”) to the former shareholders of Honesty Group, to be held in escrow and released if certain income milestones are met by the combined company. The former shareholders of Honesty Group are Sun Zone Investments Limited (“Sun Zone”), a company organized under the laws of the British Virgin Islands, and Mr. Sze Kit Ting, a resident of Hong Kong (together, the “Honesty Shareholders”).

In connection with the transactions, the Company entered into a variety of other agreements. The Company entered into agreements to purchase 2,147,143 ordinary shares from the holders thereof in a series of transactions for an aggregate price of $17,285,810.79. In addition, as previously reported, the original shareholders of Hambrecht (referred to as the “Sponsors”) who acquired ordinary shares (“Sponsor Shares”) and warrants to acquire ordinary shares (“Sponsor Warrants”) prior to the Company’s initial public offering agreed to forfeit 124,738 of their Sponsor Shares and 1,300,000 of their Sponsor Warrants to purchase ordinary shares, constituting all of the outstanding Sponsor Warrants, other than the Sponsor Warrants to purchase 250,000 ordinary shares which were transferred without consideration to Pope Investments II, LLC. Mr. Burnette Or, the President of SGOCO Technology as of the Closing Date, granted Pope Investments II, LLC a put option, guaranteed by Messrs. Robert Eu (former Chairman of the Board and current director) and John Wang (former Chief Executive Officer) to purchase 250,000 ordinary shares at $8.00 exercisable for a three month period commencing February 15, 2011. In addition, 766,823 Sponsor Shares were placed in escrow pending satisfaction of certain conditions described in Amendment No. 1 to the Share Exchange Agreement (filed as Exhibit 2.1 to the Company’s Current Report Form 6-K filed on with the SEC on March 11, 2010).

As described in the Proxy Statement and the Share Exchange Agreement, the Sponsors, the Honesty Shareholders and the Company entered into a Sponsor Agreement, dated as of February 12, 2010, which was amended by Amendment No. 1 to Sponsor Agreement, dated March 11, 2010, pursuant to which the Sponsors agreed to forfeit 124,736 ordinary shares and all of their 1,550,000 warrants, other than 250,000 warrants transferred to an investor without consideration to the transferring Sponsor. In addition, the Sponsors agreed to escrow 766,823 of their remaining 935,089 ordinary shares pending satisfaction of certain conditions set forth therein. Those conditions include SGOCO Technology reaching certain milestones for “Income from Exiting Operations” as defined in the Share Exchange Agreement, as well as: (i) Messrs. Robert Eu and John Wang providing 30 hours per month in services to SGOCO Technology in connection with investor relations, listing on the Nasdaq Global Stock Market or Nasdaq Global Select Stock Market, introducing investors and advisors; (ii) listing of SGOCO Technology on such stock markets if the Company acts in good faith to obtain such a listing once the listing criteria are met; and (iii) providing the opportunity for the Company to raise an additional $15 million in equity subject to meeting certain prescribed pricing criteria. The Sponsor Agreement and Amendment No. 1 to Sponsor Agreement are filed as exhibits hereto.

In connection with the issuance of the Escrow Shares and the escrow of the escrowed Sponsors Shares, the Company, the Sponsors, and the Honesty Shareholders entered into an escrow agreement (“Escrow Agreement”) with Grand Pacific Investment Limited as escrow agent, pursuant to which the escrow agent will hold the Escrow Shares and the escrowed Sponsor Shares pending satisfaction of certain conditions within the applicable time periods. If the conditions are not met, some or all of the Escrow Shares and/or the escrowed Sponsor Shares, will be delivered to SGOCO Technology and canceled and returned to the status of authorized and unissued ordinary shares. The Escrow Agreement is filed as an exhibit hereto. The Escrow Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 11, 2010.

As a condition to the completion of the transactions under the Share Exchange Agreement, the Company entered into a Registration Rights Agreement, dated March 12, 2010, with the Honesty Shareholders pursuant to which the Company agreed to register for resale on request shares issued to the Honesty Shareholders. The Registration Rights Agreement is filed as Exhibit 10.4 to the Company’s Current Report on Form 6-K filed with the SEC on March 16, 2010.

B. Business Overview

The business of Honesty Group is described in the Proxy Statement in the section entitled “Information about Honesty Group” beginning on page 77, and the business of the SPAC is described in the Proxy Statement in the section entitled “Information about the SPAC” beginning on page 105, which are incorporated herein by reference.

C. Organizational Structure

After the consummation of the Acquisition, the Company directly controls 100% equity interest of Honesty Group, a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of three subsidiaries: Guanke, Guanwei and Guancheng. Guanke, Guanwei and Guancheng are limited liability companies established in Jingjiang City, Fujian Province under the corporate laws of the People’s Republic of China (“PRC” or “China”). Guanke was formed on January 16, 2006 with a registered capital of $11,880,000. Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $2,259,970, respectively, had been invested by Honesty Group as of December 31, 2009. The remaining registered capital of $8,750,000 and $5,540,030 has to be fulfilled by end of 2010. Guanwei and Guancheng are development stage companies and have no operations as of December 31, 2009. These subsidiaries do hold certain land use rights for SGOCO Technology Park in Fujian Province, China.

D. Property, Plant and Equipment

The facilities of the Company are described in the Proxy Statement in the section entitled “Information about Honesty Group— Properties and Manufacturing Facility” on page 82, which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Honesty Group and the SPAC is described in the Proxy Statement in the sections entitled “Honesty Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 98 and “SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 106, which are incorporated herein by reference.

The Company has material no long contractual obligations as of December 31, 2009.  Its operations are located in China and its contracts, including loan agreements, leases, and other arrangement which in the U.S. would be the subject of long-term arrangements, are typically for terms of no more than one year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company’s directors and executive officers immediately after the consummation of the Acquisition are described in the Proxy Statement in the section entitled “Directors and Management of Combined Company” beginning on page 114, which is incorporated herein by reference.

Reference is also made to the disclosure set forth under the section entitled “Item 1–Identity of Directors, Senior Management, and Advisers–Directors and Senior Management” in this Form 20-F, which is incorporated herein by reference.

B. Compensation

The compensation of the executive officers and directors of the Company is described in the Proxy Statement in the sections entitled “Information about Honesty Group—Executive and Director Compensation” on page 89, and “Information about Honesty Group—Executive Compensation” on page 89, and “Information about Honesty Group— Compensation Arrangement for Directors” on page 89, and “Information about Honesty Group – Employment Agreements” beginning on page 89, and “Information about Honesty Group—Proposed Stock Incentive Plan” on page 90, and “Certain Relationships and Related Transactions — Compensation of Directors and Officers” on page 112, which are incorporated herein by reference.

C. Board Practices

Each member of the board of directors will serve in their respective positions until their successors are duly elected or appointed and qualified. No director of the Company has a contract with the Company or any of its subsidiaries providing for benefits upon termination of employment and pursuant to the terms of the share options granted to the non-employee directors of the Company.

The Company’s audit committee and compensation committee are described in the Proxy Statement in the sections entitled “Information about Honesty Group — Audit Committee” on page 88 and  “Information about Honesty Group — Audit Committee” on page 89, which are incorporated herein by reference.

D. Employees

Honesty Group had approximately 400 employees at the end of 2009.

E. Share Ownership

Information about executive officers and directors’ share ownership in the Company is disclosed under the section entitled “Item 7-Major Shareholders and Related Party Transactions” in this Form 20-F, which is incorporated herein by reference.

The arrangement for involving the employees in the capital of the Company is described in Proxy Statement in the section entitled “Information about Honesty Group—Proposed Stock Incentive Plan” on page 90, which is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the benefit ownership of the Company’s ordinary shares and warrants as of March 17, 2010 by each person who is known by the Company to beneficially own more than 5% of the Company’s ordinary shares, each officer, each director and all officers and directors as a group.

Each shareholder’s beneficial ownership is based on 16,064,055 ordinary shares of the Company outstanding as of March 15, 2010, assuming that the holders of all the shares who requested redemption of their shares (1,263,189 shares) in connection with the Acquisition duly submit their share certificates for redemption; the cancellation of the 124,738 shares previously held by the sponsors; and the cancellation of the 2,147,143 shares repurchased by the Company in connection with the Acquisition. The Company is not aware that any holder of outstanding warrants holds warrants to purchase more than 5% of the warrants outstanding as of March 17, 2010 assuming each holder of warrants desiring to redeem the warrants has taken the required steps for that redemption. Upon settlement of those transactions, the Company will have 16,064,055 ordinary shares outstanding. Unless otherwise indicated, we believe all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Approx. Percentage of Outstanding Ordinary Shares(2)
Sun Zone Investments Limited (2)	11,300,000	70.3%
Sze Kit Ting (2)	2,860,000	17.8%

(1)	Except as otherwise provided below, the address for each of our beneficial owners is SGOCO Technology Park, Luoshan, Jinjiang City, Fujian, China.

(2)
Sun Zone Investments Limited is a British Virgin Islands corporation formed for the purpose of holding his stock in Honesty Group by Mr. Tin Man Or, current director of Honesty Group and father of Burnette Or, the President, and Mr. Sze Kit Ting.  Of the shares listed, 4,640,000 shares owned by Sun Zone and 1,160,000 shares owned by Mr. Ting are held in escrow pursuant to an Escrow Agreement entered into pursuant to the Share Exchange Agreement and will only be released to the record owners if certain conditions are met.

B. Related Party Transactions

Related party transactions of the SPAC and Honesty Group are described in the Proxy Statement in the section entitled “Certain Relationships and Related Transactions” beginning on page 112, and in the financial statements on pages F-12, F-26 and F-47, which are incorporated herein by reference.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

Neither the Company or any of its subsidiaries are currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are the Company or any of its subsidiaries aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity.

Dividend Policy

Information about our dividend policy is described in the Proxy Statement in the risk factor entitled “We do not expect the Combined Company to pay dividends, so our shareholder will only benefit from an investment in our shares if such shares appreciate in value” on page 35, which is incorporated herein by reference.

B. Significant Changes

See Item 4.A “Information on the Company – History and Development of the Company.”

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s ordinary shares, warrants and units are traded on the OTC Bulletin Board, or OTCBB, under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share at a price of $8.00 commencing on the later of our consummation of a business combination or March 7, 2009, provided in each case that there is an effective registration statement covering the ordinary shares underlying the warrants in effect. The warrants will expire on March 7, 2014, unless earlier redeemed. The Company’s ordinary shares and warrants commenced to trade separately from April 9, 2008.

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information prices for our ordinary shares, warrants and units as reported on the OTC Bulletin Board. Over the counter market quotations on the reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High		Low
Quarterly Highs and Lows
Fourth Quarter of 2009	$9.50	$7.65	$7.82	$7.56	$	N/A	$	N/A
Third Quarter of 2009	$7.65	$7.52	$7.98	$7.58		$0.16		$0.11
Second Quarter of 2009	$7.25	$7.25	$7.65	$7.35		$0.55		$0.05
First Quarter of 2009	$7.90	$7.00	$7.49	$7.10		$0.20		$0.05
Fourth Quarter of 2008	$7.15	$6.50	$7.00	$6.21		$0.42		$0.13
Third Quarter of 2008	$7.90	$7.60	$7.37	$6.85		$0.73		$0.50
Second Quarter of 2008	$7.90	$7.60	$7.16	$6.95		$0.85		$0.60
First Quarter of 2008	$8.15	$7.85	$-	$-		$-		$-

Monthly Highs and Lows
2010
February	$9.25	$9.25	$8.00	$7.88	$	N/A	$	N/A
January	$9.25	$8.00	$7.88	$7.81	$	N/A	$	N/A

Additional information regarding our securities is included in the Proxy Statement in the section entitled “Description of Share Capital” beginning on page 116, which is incorporated herein by reference.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares, warrants and units are quoted on OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Status of Outstanding Ordinary Shares

As of March 15, 2010, we had a total of 50,000,000 ordinary shares authorized, par value $0.001, of which 19,599,125 ordinary shares were issued and outstanding. Of the 19,599,125 outstanding, holders of 1,263,189 shares have given notice of their intent to redeem; 124,738 shares have been surrendered for cancellation; and 2,147,143 shares have been repurchased by the Company, subject to settlement. Upon settlement of these transactions, the Company will have 16,064,055 ordinary shares outstanding.

Options and Warrants

We have issued and outstanding warrants to purchase 4,239,300 ordinary shares of which approximately 2.7 million are expected to be redeemed in connection with the Acquisition, as well as a purchase option sold to the underwriters of the SPAC’s initial public offering to purchase up to a total of 280,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share. Additional information regarding our share capital is included in the Proxy Statement in the section entitled “Description of Share Capital” beginning on page 116, which is incorporated herein by reference.

A History of Share Capital

The SPAC completed its initial public offering of 4,000,000 units on March 12, 2008. Subsequently on March 31, 2009, the underwriters of its initial public offering exercised their over-allotment option for a total of an additional 239,300 units (over and above the 4,000,000 units sold in the initial public offering) for an aggregate offering of 4,239,300 units (together the “IPO”). Each unit consists of one ordinary share and one redeemable ordinary share purchase warrant, resulting in a total of 4,239,300 shares and 4,239,300 warrants which are publicly held. The units were sold at an offering price of $8.00 per unit. In addition, 1,550,000 warrants to purchase the SPAC’s ordinary share were issued to the company’s sponsors immediately prior to the IPO at an offering price of $1.00 per warrant.

On March 11, the SPAC held an extraordinary general meeting of shareholders and a special meeting of warrantholders. At the extraordinary general meeting of shareholders, the SPAC’s shareholders approved the Acquisition contemplated by the Share Exchange Agreement. At the special meeting of warrantholders, the SPAC’s warrantholders approved an amendment to the warrant agreement that governs all warrants of the company, each of which is exercisable for one ordinary share of the company, to increase the exercise or “strike” price of the warrant from $5.00 per share to $8.00 per share, to extend the exercise period for one year to the earlier of March 12, 2014 or the redemption of the warrant in accordance with the terms of the warrant amendment, and to permit each public holder of warrants to elect to continue to hold the warrant on the amended terms or automatically redeem the warrant for $0.50 in cash.

Of the 5,299,125 ordinary shares outstanding prior to the consummation of the Acquisition, holders of 1,263,189 ordinary shares of the SPAC (29.8%voted against the Acquisition and redeemed their shares for a pro rata portion of the SPAC’s Trust Account. Of the 4,239,200 public warrants outstanding prior to the consummation of the Acquisition, holders of approximately 2.9 million public warrants elected to redeem the warrants for cash of $0.50 per warrant.

On March 12, 2010, the SPAC closed the Acquisition contemplated by the Share Exchange Agreement. In connection with the Acquisition, the former shareholders of Honesty Group received 8,500,000 ordinary shares, par value $0.001 per share of the Company and up to 5,800,000 additional shares of the Company to be held in an escrow account that are deliverable to the former shareholders of Honesty Group if the combined company in the Acquisition meets certain net income targets contained in the Share Exchange Agreement.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our second amended and restated memorandum and articles of association (“Second Amended and Restated Memorandum and Articles of Association”). The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Register.

We are a company incorporated in the Cayman Islands on July 18, 2007 under the Companies Law of the Cayman Islands (the “Companies Law”) with company registration number 191444. We are authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share, and 1,000,000 shares of preferred shares, par value $0.001 per share. Under the Company’s Second Amended and Restated Memorandum of Association, the Registered Office of the Company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the directors may from time to time decide.

Objects and Purposes.

Our Amended and Restated memorandum and Articles of Association grants us full power and authority to carry out the any objectives not prohibited by the Companies Law or any other law of the Cayman Islands.

Directors.

Directors may engage in transactions with the Company and vote on such transaction, provided that the nature of the interest is disclosed and the transaction is approved by a majority of the disinterested members of the board or the shareholders. Directors also may exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of the Company. The Company’s Second Amended and Restated Articles of Association specify that a director is not required to hold any shares in the Company as a qualification to office.

Rights, Preferences and Restrictions Attaching to the Company’s Shares.

The Company is authorized to issue 50,000,000 ordinary shares, par value $0.001 and 1,000,000 preferred shares, par value $0.001. As of March 15, 2010, 19,599,125 ordinary shares ordinary shares are issued and outstanding. were issued and outstanding. Of the 19,930,026 outstanding, holders of 1,263,189 shares have given notice of their intent to redeem; 124,738 shares have been surrendered for cancellation; and 2,147,143 shares have been repurchased by the Company, subject to settlement. Each ordinary share has the right to an equal share in any dividend as may be declared by the board of directors subject to the Companies Law, the right to one vote on all matters upon which the ordinary shares are entitled to vote, the right to an equal share in the distribution of surplus in the event of liquidation. Subject to the provisions of the Companies Law, the Company may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Alteration of Rights of Shareholders.

Shareholders may change the rights of their class of shares by either getting the written consent of two-thirds of the shareholders of that class or passing a special resolution at a meeting of the shareholders of that class.

Meetings.

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of the Company’s shareholders other than those that, under the provisions of our Second Amended and Restated Memorandum or Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

A quorum required for a meeting of shareholders consists of at least two shareholders holding at least one-third of the outstanding voting shares in our company, present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Limitations on the Right to Own Securities.

There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Second Amended and Restated Memorandum and Articles of Association.

C. Material Contracts

All material contracts governing the business of the Company are described elsewhere I n this Shell Company Report on Form 20-F, in the Proxy Statement in the section entitled “Information about Honesty Group” beginning on page 77, or in the other information incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The material United States federal income tax consequences of the Acquisition and of owning and disposing of our securities following the Acquisition are described in the Proxy Statement in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 70, which is incorporated herein by reference.

F. Dividends and Paying Agents

Information about our dividend policy is described in the Proxy Statement in the section entitled “Description of Share Capital - Dividends” on page 120, which is incorporated herein by reference.

G. Statement By Experts

Not applicable.

H. Documents On Display

We file annual reports and other information with the Commission. Since we are currently a foreign private issuer, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy  of any and all of the information that has been incorporated by reference in this Report.  Please direct such requests to Burnette Or, President, SGOCO Technology, Ltd. SGOCO Technology Park, Luoshan, Jinjiang City, Fujian, China 362200.

I. Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information about Honesty Group’s exposure to market risks is included in the Proxy Statement in the section entitled “Honesty Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Market Risks” on page 104, which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding our securities is included in the Proxy Statement in the section entitled “Description of Share Capital” beginning on page 116, which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements of the SPAC are included in the Proxy Statement beginning on page F-1, and the financial statements of  Honesty Group are included in the Proxy Statement beginning on page F-30, which are incorporated herein by reference.

ITEM 19.  EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Warrant Agreement by and between the Company and the warrant agent
2.2	Amendment No. 1 to the Warrant Agreement
2.4	Unit Purchase Option issued to the underwriter
4.1	Share Exchange Agreement dated as of February 10, 2010, by and among Hambrecht Asia Acquisition., Honesty Group Holdings Limited and shareholders signatories thereto
4.2	Registration Rights Agreement by and between the Company and former shareholders of Honesty Group
4.3	Registration Rights Agreement by and among the Company, the initial shareholders and the private placement purchasers
4.4	Escrow Agreement by and among escrow agent, former shareholders of Honesty Group and sponsors
4.5	Securities Escrow Agreement by and among the Company, the initial shareholders, the private placement purchasers and the transfer agent
4.6	Employment Agreement by and between Guanke and Burnette Or, dated February 1, 2010
4.7	Employment Agreement by and between Guanke and Robert Lu, dated February 1, 2010
4.8	Option Agreement for Purchase of Real Property by and between Honesty Group and Burnette Or and amendment thereto
8.1	List of Subsidiaries

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Hambrecht Asia Acquisition Corp.

By:	/s/ Burnette Or
Name: Burnette Or
Title: President
Date: March 18, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Company	Incorporated by reference to Exhibits 3.3 and 3.4 of the Company’s Form S-1/A, filed on February 2, 2008 (“2008 S-1/A”)
2.1	Warrant Agreement by and between the Company and the warrant agent	Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010 (“2/18/10 6-K”)
2.2	Form of Amendment No. 1 to the Warrant Agreement	Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010 (“3/16/10 6-K”)
2.3	Unit Purchase Option issued to the underwriter	Incorporated by reference to Exhibit 5.6 to the Company’s 2008 S-1/A
4.1	Share Exchange Agreement dated as of February 10, 2010, by and among Hambrecht Asia Acquisition., Honesty Group Holdings Limited and shareholders signatories thereto	Incorporated by reference to Exhibit 2.1 to the Company’s 2/18/10 6-K
4.2	Registration Rights Agreement by and between the Company and former shareholders of Honesty Group	Incorporated by reference to Exhibit 10.12 to the Company’s 2008 S-1/A
4.3	Registration Rights Agreement by and among the Company, the initial shareholders and the private placement purchasers	Incorporated by reference to Exhibit 10.4 to the Company’s 3/16/10 6-K
4.4	Escrow Agreement by and among escrow agent, former shareholders of Honesty Group and sponsors	Incorporated by reference to Exhibit 10.1 to the Company’s 3/16/10 6-K
4.5	Securities Escrow Agreement by and among the Company, the initial shareholders, the private placement purchasers and the transfer agent	Incorporated by reference to Exhibit10.10 to the Company’s 2008 S-1/A
4.6	Employment Agreement by and between the Company and Burnette Or, dated February 1, 2010	Filed herewith
4.7	Employment Agreement by and between Guanke and Robert Lu, dated February 1, 2010	Filed herewith
4.8	Option Agreement for Purchase of Real Property by and between Honesty Group and Burnette Or and amendment thereto	Filed herewith
8.1	List of Subsidiaries	Filed herewith