Form 20-F
period 2009-12-31
SGOCO Technology, Ltd.
filed 2010-06-02
CIK 1412095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________________

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from July 1, 2009 to December 31, 2009

Commission file number:  000-1412095
SGOCO Technology, Ltd.
(f/k/a Hambrecht Asia Acquisition Corp.)
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

Title of Each Class

Units, each consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants, each to purchase one ordinary share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 16,094,756 Ordinary Shares issued and outstanding as of May 21, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

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

CERTAIN INFORMATION

In this Report on Form 20-F (the “Report”), unless otherwise indicated:

“Acquisition” refers to the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among the Company, Honesty Group and each of the shareholders signatories thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010.

“Honesty Group” refers to Honesty Group Holdings Limited, a subsidiary of the Company, acquired in the Acquisition, and the entity through which the Subsidiaries and operating business are held after the consummation of the Acquisition.

“SGOCO”, “we,” “us,” “our,” or the “Company” refers to SGOCO Technology, Ltd., formally known as Hambrecht Asia Acquisition Corp., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries: Honesty Group and its Subsidiaries.

“Subsidiaries” refers to Honesty Group’s subsidiaries: Guanke (Fujian) Electron Technological Industry Co. Ltd. (“Guanke””), Guanwei (Fujian) Electron Technological Company Limited (“Guanwei”), and Guancheng (Fujian) Electron Technological Company Limited (“Guancheng”).

In March 2010,  Hambrecht Asia Acquisition Corp. completed the Acquisition and acquired all of the issued and outstanding capital stock of Honesty Group.  Before such Acquisition in March 2010, Hambrecht Asia Acquisition Corp. was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China.  On March 11, 2010, the Company’s shareholders approved a change in the Company’s name to SGOCO Technology, Ltd.  The name change was effective on March 16, 2010, upon completion of certain filings in the Cayman Islands.

On March 12, 2010, we determined to change our fiscal year end from June 30 to December 31 to coincide with the year end of Honesty Group and Subsidiaries.  We are filing this Report to reflect our operating and financial conditions covering a transition period from July 1, 2009 to December 31, 2009.  Our unaudited condensed financial statements for the transition period from July 1, 2009 to December 31, 2009 have been prepared in accordance with accounting principles generally accepted in the United States of America.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events.  All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing.  Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under the headings “Risk Factors” in the Proxy Statement filed as Exhibit 99.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2010, and elsewhere in this report and in the information incorporated herein by reference, including, among others:

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the transition period ended December 31, 2009 should be read in conjunction with the financial statements of the Company and the notes thereto incorporated by reference in this Report.

Overview

Hambrecht Asia Acquisition Corp. was incorporated on July 18, 2007 in the Cayman Islands as a blank check company for the purpose of acquiring one or more businesses through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements having its primary operations in the People’s Republic of China.

All of our business activities from inception to March 12, 2010, were related to the Company’s formation, consummation of the initial public offering, identification and evaluation of target company opportunities, signing the Share Exchange Agreement with Honesty Group and completion of the Acquisition.

On July 31, 2009, Hambrecht Asia Acquisition Corp. entered into a Letter of Intent with Honesty Group and Honesty Group’s majority shareholder.  On February 12, 2010, Hambrecht Asia Acquisition Corp. entered into a Share Exchange Agreement to acquire all of the issued and outstanding capital stock of Honesty Group.   On March 12, 2010, Hambrecht Asia Acquisition Corp. completed the Acquisition transaction with Honesty Group.  After shareholders approved, Hambrecht Asia Acquisition Corp changed its name to SGOCO Technology, Ltd.

We have determined to change the fiscal year end of the Company from June 30 to December 31 to match the fiscal year ends of our operating subsidiaries.  This Transition Report on Form 20-F is intended to implement that change of year end.

Operating Results

The discussion and analysis of the operating results of the Company for the short-period fiscal year end December 31, 2009, is the same as for the six months ended December 31, 2009, contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission on February 16, 2010, in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations for the Six Month Period ended December 31, 2009” on page 12, which is incorporated herein by reference.

Liquidity and Capital Resources

The discussion and analysis of the liquidity and capital resources of the Company for the short-period fiscal year end December 31, 2009, is the same as for the six months ended December 31, 2009, contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 16, 2010 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 13, which is incorporated herein by reference.

Off-balance Sheet Arrangements

The Company had no off-balance sheet financing arrangements as of December 31, 2009.

Contractual Obligations

The Company had no long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities as of December 31, 2009.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

Neither the Company or any of its subsidiaries was currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are the Company or any of its subsidiaries aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On March 11, 2010, holders of the Company’s outstanding warrants to purchase ordinary shares approved the amendment to the warrant agreement under which the warrants were issued to provide that: (i) the exercise price per share of the warrants be increased from $5.00 to $8.00; (ii) the term of each outstanding warrant be extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant; and (iii) holders of the warrants may redeem their warrants for $0.50 at the time of the Acquisition.  The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2010.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The Unaudited Condensed Financial Statements of the Company for the period from July 1, 2009 to December 31, 2009 are included in the Current Report on Form 6-K filed with the Securities and Exchange Commission on February 16, 2010 beginning on page 1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SGOCO Technology, Ltd. (f/k/a Hambrecht Asia Acquisition Corp.)

By:	/s/ Burnette Or
Name: Burnette Or
Title: President and Chief Executive Officer
Date: May 28, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002