Form 20-F
period 2010-12-31
SGOCO Group, Ltd.
filed 2011-04-29
CIK 1412095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                 to

Commission file number:  000-53122
SGOCO Group, Ltd.
(f/k/a SGOCO Technology, Ltd.)
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Guanke Technology Park, Luoshan
Jinjiang City, Fujian, China 362200
(Address of principal executive offices)

Burnette Or; Tel: +86 (595) 8200-5598; Fax: +86 (595) 8200-5156
Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value $0.001	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Warrants, each to purchase one Ordinary Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

The registrant had 17,428,089 Ordinary Shares issued and outstanding as of December 31, 2010.

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

☐ Yes   ☒  No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
CERTAIN INFORMATION	2
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
A. Selected Financial Data	3
B. Capitalization and Indebtedness	4
C. Reason for the Offer and Use of Proceeds	4
D. Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY	19
A. History and Development of the Company	19
B. Business overview	20
C. Organizational structure	27
D. Property, plants and equipment	27
ITEM 4A. UNRESOLVED STAFF COMMENTS	29
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A. Operating results	29
B. Liquidity and capital resources	34
C. Research and development, patents and licenses, etc.	38
D. Trend information	39
E. Off-balance sheet arrangements	39
F. Tabular disclosure of contractual obligations	39
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A. Directors and senior management	39
B. Compensation	41
C. Board Practices	43
D. Employees	45
E. Share Ownership	45
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A. Major Shareholders	46
B. Related Party Transactions	46
C. Interests of Experts and Counsel	47
ITEM 8. FINANCIAL INFORMATION	47
A. Consolidated Statements and Other Financial Information	47
B. Significant Changes	48
ITEM 9. THE OFFER AND LISTING	48
A. Offer and Listing Details	48
B. Plan of Distribution	49
C. Markets	49
D. Selling Shareholders	49
E. Dilution	49
F. Expenses of the Issue	49
ITEM 10. ADDITIONAL INFORMATION	49
A. Share Capital	49
B. Memorandum and Articles of Association	49
C. Material Contracts	49
D. Exchange controls	49
E. Taxation	50
F. Dividends and paying agents	57
G. Statement by experts	57
H. Documents on display	57
I. Subsidiary Information	57
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	57
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58
PART II	58
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	58
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	58
ITEM 15. CONTROLS AND PROCEDURES	58
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	59
ITEM 16B. CODE OF ETHICS	59
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	59
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	60
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	60
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	60
ITEM 16G. CORPORATE GOVERNANCE	61
PART III	61
ITEM 17. FINANCIAL STATEMENTS	61
ITEM 18. FINANCIAL STATEMENTS	61
ITEM 19. EXHIBITS	61

i

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under the headings “Risk Factors,” including, among others:

•	requirements or changes adversely affecting the LCD market in China;

•	fluctuations in customer demand for LCD products generally;

•	our success in promoting our brand of LCD products in China and elsewhere;

•	our success in expanding our “SGOCO Image” model;

•	our success in manufacturing and distributing products under brands licensed from others;

•	management of rapid growth;

•	changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China;

•	the fluctuations in sales of LCD products in China;

•	China’s overall economic conditions and local market economic conditions;

•	our ability to expand through strategic acquisitions and establishment of new locations;

•	changing principles of generally accepted accounting principles;

•	compliance with government regulations;

•	legislation or regulatory environments, and

•	geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by us.  We do not assume any obligation to update any forward-looking statements.

CERTAIN INFORMATION

Unless otherwise indicated in this annual report:

•
“SGOCO”, “we,” “us,” “our,” or the “our company” refers to SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below, the company was named Hambrecht Asia Acquisition Corp.

•
“Honesty Group” refers to Honesty Group Holdings Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO, which was acquired in the Acquisition described below, and the entity through which the subsidiaries described below and operating business are held.

•	“Guanke” refers to Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group.

•	“Guanwei” refers to Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group.

•	“Guancheng” refers to Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group.

•	“Jinjiang Guanke” refers to Jinjiang Guanke Electron Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke.

•
“Acquisition” refers to the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatories thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010.

•	“PRC” or “China” refers to the People’s Republic of China.

•	All references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. All references to “RMB” and “Renminbi” refer to the legal currency of China.

•
In this report, Tier 1 cities refer to the business centers in China including, without limitation, Beijing, Shanghai and Guangzhou; Tier 3 cities refer to middle-scale cities in China; and Tier 4 city refer to small cities in China.

•
Under the laws of the Cayman Islands and our Amended and Restated Memorandum of Association and Articles of Association as currently in effect, we are authorized to issue ordinary shares and holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this annual report, references that would otherwise be to members are made to shareholders, which term is more familiar to investors on the NASDAQ Global Market.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

The following summary consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

On March 12, 2010, we completed a share exchange transaction with Honesty Group and its shareholders, and Honesty Group became our wholly-owned subsidiary. The share exchange transaction was accounted for as reorganization and recapitalization of Honesty Group. As a result, SGOCO’s consolidated financial statements (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of SGOCO being included effective from the date of the share exchange transaction. There was no gain or loss recognized on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

The selected consolidated statement of operations data presented below for the years ended December 31, 2010, 2009 and 2008 and the balance sheet data as of December 31, 2010 and 2009 are derived from audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP.  Honesty Group started operating during the fourth quarter of 2006, and as such, there is no comparative information available for the year ended December 31, 2006. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

For the Years Ended
December 31,

	2010	2009	2008	2007
Consolidated Statement of Income	($)	($)	($)	($)
Net revenues	217,300,745	67,874,304	43,790,842	10,482,997
Cost of goods sold	(184,601,757)	(57,764,335)	(37,709,028)	(9,507,978)
Gross profit	32,698,988	10,109,969	6,081,814	975,019
Selling expenses	(700,148)	(116,918)	(211,198)	(34,230)
General and administrative expenses	(6,443,314)	(889,481)	(562,265)	(326,274)
Total operating expenses	(7,143,462)	(1,006,399)	(773,463)	(360,504)
Income from operations	25,555,526	9,103,570	5,308,351	614,515
Interest income	89,900	7,221	4,640	2,658
Interest expense	(1,021,066)	(841,613)	(70,108)	(62,367)
Other income (expense), net	(892,184)	(75,893)	(18,438)	(68,911)
Change in fair value of warrant derivative liability	(286,877)	-		-
Income before provision for income taxes	23,445,299	8,193,285	5,224,445	485,895
Provision for income taxes	(3,513,710)	(1,034,212)	-	-
Net income	19,931,589	7,159,073	5,224,445	485,895

Income per share:
Basic-ordinary share	2.13	0.84	0.61	0.06
Diluted-ordinary share	1.86	0.84	0.61	0.06
Weighted average shares used in calculating net income per share:
Basic	9,354,186	8,500,000	8,500,000	8,500,000
Diluted	10,705,957	8,500,000	8,500,000	8,500,000

Consolidated Balance Sheet Data

As Of December 31,

	2010	2009	2008	2007
	($)	($)	($)	($)
Total assets	152,620,889	79,472,678	40,461,169	16,100,433
Total liabilities	91,993,370	47,470,026	18,680,726	2,630,205
Total shareholders’ equity	60,627,519	32,002,652	21,780,443	13,470,228

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Relating to Our Business and Industry

We have a limited operating history in making, developing and selling LCD products, and we have recently commenced a new distribution strategy, which may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. Honesty Group was formed in 2005 and commenced its business in the fourth quarter of 2006 and has expanded its operations substantially in recent years principally through Guanke, Honesty Group’s primary Chinese operating subsidiary. In 2009, Guanke started distributing its LCD products principally through its “SGOCO Image” network of retail distributors. If this strategic move cannot be successfully implemented, our future growth will be significantly affected. In addition, the historical results of Honesty Group may not provide a meaningful basis for you to evaluate our business, financial performance, and prospects due, in part, to the strategic marketing and distribution change.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results will be negatively affected.

The LCD products industry in China is highly competitive, and we expect competition to persist and intensify. We face competition from distributors and LCD manufacturers that use their extensive brand-name value, manufacturing and marketing size, and in-house sales forces and exclusive sales agents to distribute their products. We compete for customers on the basis of, among other things, our product offerings, customer service and reputation. Some of our competitors may have greater financial, research and development, and design, marketing, distribution, management or other resources. Our results of operations could be affected by a number of competitive factors, including entry by new competitors into our current markets, expansion by existing competitors, better marketing and advertising leading to stronger brand equity for our competitors, and competition with other companies for the production capacity of contract manufacturers. Our results of operations and market position may be adversely impacted by these competitive pressures.

There can be no assurance that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products to level their competitiveness. This could adversely affect our profitability and financial results.

If we are unable to respond in a timely and cost-effective manner to rapid technological changes in the LCD products industry, our business and results of operations may be adversely affected.

The rate of technological change in the consumer electronics industry generally, and in the LCD products industry specifically, is rapid, with frequent new product and service introductions and evolving industry standards. For example, LED (light-emitting diode) displays were only recently commercially marketable, but Samsung reported selling 2.6 million devices in 2009. LED back-lit devices purport to be thinner, more power-efficient and produce better images than LCD products. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we cannot assure you that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

Honesty Group has an unfulfilled registered capital obligation for its Guanwei subsidiary.

One of Honesty Group’s subsidiaries, Guanwei, was formed on June 22, 2007, with registered capital of $11,880,000. Under PRC law, the registered capital of a company is regarded as corporate property, and it is the shareholder’s obligation to fulfill its subscribed capital contribution according to the provisions of PRC law and the PRC company’s charter documents. The charter document for each PRC company, which consists of the company’s articles of association, is the agreement that sets forth the amount of registered capital required to be paid. Honesty Group has the obligation to fulfill the registered capital obligations of Guanwei.

As of December 31, 2010, $3,130,000 had been invested by Honesty Group in Guanwei. According to an agreement reached with the local government agency, the Jinjiang Bureau of China’s State Administration of Industry and Commerce, or SAIC, the remaining registered capital of $8,750,000 must be contributed by the end of 2011. The SAIC provided Honesty Group with additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region through its investment in the Guanke Technology Park. If Honesty Group is unable to make the registered capital payments during 2011, it believes it will be able to reach agreement with the SAIC to further defer its obligation to pay the remaining registered capital for an additional 12 months, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments in the Guanke Technology Park. Honesty Group does not have a specific timetable for paying the obligations, and does not presently know when it will pay the obligation. If it fails to reach such an agreement for deferral, Honesty Group would have an obligation to fund the Guanwei subsidiary or to apply for a reduction in the remaining registered capital, which may not be granted. If Honesty Group fails to contribute the registered capital, it may be penalized with fines of 5 – 15% over the amount of unpaid capital, and, in certain cases, the business license for Guanwei may be revoked, which would result in the inability of Guanwei to conduct business in China. If Honesty Group is required to fund the remaining registered capital, Honesty Group will need to raise external financing, and there is no assurance that sufficient external financing could be raised to fund the registered capital amount.

Honesty Group has not informed the SAIC of the change in its ownership due to the Acquisition because such disclosure is not required by applicable law. SGOCO does not believe that the change in ownership will impact any future deferrals or reduction applications it may receive from the SAIC with respect to Honesty Group’s registered capital commitments. Furthermore, if the business license of Guanwei was revoked due to Honesty Group’s failure to pay the required registered capital, the individuals that serve as the legal representatives of Guanwei would not be subject to penalties for such failures.

We have generated a significant percentage of our revenues from related parties.

In the past, we have generated a significant percentage of our revenues from related parties. During the years ended December 31, 2010, 2009 and 2008, related parties represented 5.8%, 9.1% and 22.2% of our revenues, respectively. We can provide no assurance that we will be able to continue to generate revenues from related parties in the future. If we are unable to generate revenues from related parties in the future, or if we are unable to replace any lost revenues from related parties in the future, our operating results may be adversely affected.

We sell most of our products through a few customers with which we do not have long-term agreements, and, accordingly, we may have risks from our level of customer concentration.

We derive a significant portion of our sales from several large distributors. For 2010, 2009 and 2008, sales to our top customers which represented at least 10% of our revenue accounted for 35%, 74% and 91%, respectively, of our total revenue.

The identity of our large customers has generally changed from period to period, such that only one of the customers that represented greater than 10% of our revenue during the year ended December 31, 2010, represented greater than 10% of our revenue during the year ended December 31, 2009. The table below shows the changing nature of our customers that represented at least 10% of SGOCO’s revenues during the relevant period:

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008
Customer A	19%	-	-
Customer B	16%	10%	-
Customer C	-	27%	27%
Customer D	-	21%	-
Customer E	-	16%	-
Customer F*	-	-	22%
Customer G	-	-	17%
Customer H	-	-	14%
Customer I	-	-	11%
*      This customer is a related party and is separately disclosed on the Consolidated Statements of Income and Other Comprehensive Income in the consolidated financial statements.

For the year ended December 31, 2010, our customers that represented greater than 10% of our revenue during the period consisted of two distributors (Customers A and B above). Customers A and B are Chinese companies.

We are exposed to the credit risks of our customers.

Our accounts receivable aging period typically ranges from 30 to 70 days. Our financial position and profitability is dependent on the creditworthiness of our customers. Thus, we are exposed to the credit risks of our customers, and this risk increases the larger the orders are. The table below shows the number of customers that represented at least 10% of SGOCO’s accounts receivable as of relevant period:

	As of December 31, 2010	As of December 31, 2009
Customer A	24%	40%
Customer B	21%	-
Customer C	14%	-
Customer D	-	18%
Customer E	-	16%

Although there has not been any material collection problem for trade receivables or bad debts in the last two fiscal years, there is no assurance that we will not encounter doubtful or bad debts in the future. If we were to experience any unexpected delay or difficulty in collections from our customers, our cash flows and financial results may be adversely affected.

We may experience pressure from panel manufacturers to make greater prepayments for our inventory.

We pay advances to vendors for inventory purchases, including related parties, which amounted to $23.3 million and $20.9 million as of December 31, 2010 and 2009, respectively. The amount of the advance is negotiated with the vendor. These advance payments require a substantial commitment of our working capital. In the future, suppliers may demand higher levels of advances for future purchases as demand grows for LCD panels.

The table below shows the number of suppliers that represented at least 10% of advances to suppliers, including related parties, as of the relevant period:

	As of December 31, 2010	As of December 31, 2009
Supplier A	28%	-
Supplier B	13%	15%
Supplier C	13%	-
Supplier D	12%	-
Supplier E*	-	43%
Supplier F	-	25%

*      This supplier is a related party and is separately disclosed in the Related Party Transactions footnote in the consolidated financial statements.

Our successful operation relies upon an adequate supply of LCD panels, at acceptable prices and quantity, in a timely manner.

We have limited production capability to manufacture LCD panels, and our operations are significantly dependent on the sufficient supply of LCD panels obtained at reasonable prices. We currently source LCD panels from multiple distributors. We are exposed to the market risk of availability and price fluctuations for LCD panels. The price and availability of LCD panels may vary significantly from year to year due to factors such as global demand from end users, China’s import restrictions, producer capacity, market conditions and costs of raw materials. We do not have long-term contracts with our suppliers or guarantees of supply or price. If the prices of LCD panels rise too high or the supply of LCD panels becomes scarce, our profit margins may decline and we may be unable to fulfill order contracts placed prior to production. We are currently in negotiation directly with additional LCD panel suppliers as a strategy to diversify supply risks and reduce material costs.

We face increasing labor costs and other costs of production in the PRC, which could reduce our profitability.

Labor costs in China have been increasing in recent years and labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, production costs will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand of such products and thereby adversely affect our sales, financial condition and results of operations. We are actively reviewing manufacturing processes to continue to simplify our production processes and to continue to control and build more of our components internally.

We may not be able to retain, recruit and train adequate management, sales and marketing personnel, and our inability to attract and retain qualified personnel may limit our development.

Our success is dependent to a large extent on our ability to retain the services of our executive management personnel, who have contributed to our growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our continuing success. Our future success will depend on the continued service of our senior management. In particular, Mr. Burnette Or, Chairman of the Board and President, has over 10 years’ experience in the consumer electronics industry and is responsible for the overall corporate strategy, planning and business development of Honesty Group. His experience and leadership is critical to our operations and financial performance. If we lose the services of Mr. Or, or any of our key executive personnel, and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects. In addition, our retail expansion plan and SGOCO Image model are dependent upon our ability to identify and recruit an adequate sales force in China. Given the current rate of economic growth in China, competition for qualified personnel will be substantial.

We do not currently have a full-time chief financial officer with experience as a chief financial officer of a United States publicly traded company.

Mr. Lv Zhongsheng is currently SGOCO’s Treasurer, chief accountant and acting chief financial officer. We are seeking a chief financial officer with substantial experience in U.S. GAAP and public company reporting requirements and the ability to speak Mandarin Chinese fluently. The pool of candidates meeting our criteria is small. We have entered into discussions with a small number of candidates to assume the chief financial officer position, but have not finalized an agreement with a candidate and can provide no assurance that we will do so in a timely manner. The delay in obtaining the services of qualified chief financial officer may hinder our ability to timely comply with our reporting requirements as a U.S. public company.

We may not be able to manage our growth effectively and our growth may slow down in the future.

We have been expanding our business rapidly and expect to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing a growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to support future growth adequately. Failure to manage expansion effectively may affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth.

Guanke Technology Park is subject to a purchase option that may limit our ability to fully realize on our plans to develop Guanke Technology Park for our benefit.

As a condition to the execution of the share exchange agreement we entered into as part of the Acquisition, Honesty Group entered into a purchase option in favor of SGOCO’s President, Mr. Burnette Or, which allows Mr. Or, or a company designated by him, to purchase the Guanke Technology Park for cost at any time prior to March 18, 2012, and also allows Honesty Group to put the property to Mr. Or if he fails to exercise his option by such date. Mr. Or’s exercise of the purchase option is conditioned on Mr. Or, or the designated company, agreeing with Guanke for a long-term lease of the property at the prevailing market price. Our ability to fully develop the Guanke Technology Park and benefit from that development may be limited if this option is exercised by Mr. Or.

We rely on short-term credit facilities and loans to fund our operations, and the failure to renew these facilities on a regular basis may adversely affect our ability to operate our business.

We fund much of our operations from short term credit facilities and loans with various PRC banks. As of December 31, 2010, our notes and letters of credit totaled approximately $26.3 million and our short term bank loans totaled $18.2 million.

We have written credit facilities with four banks pursuant to which we issued a portion of the amounts discussed above. We have a facility with the Bank of Communications that expires in August 2011. We have several facilities with the Agricultural Bank of China that expire in September 2011.  We have a facility with the Industrial and Commercial Bank of China that was renewed in September 2010 for a one-year period. We have a facility with the Industrial Bank Co., Ltd. that expires in November 2011, and consist of short-term loans.

All of our borrowings mature at various dates within one year. We have been making these types of arrangements since our inception, and, in the past, we have been able to renew these facilities and repay the loans and borrow again from the same banks. However, there is no assurance that we will be able to renew these facilities in the future. If we are unable to renew these facilities in the future, we will need to raise financing from alternative sources for which we have no commitments.

The Guanke Technology Park and our equipment located at the Guanke Technology Park are subject to mortgages with our lenders.

We have a credit facility with the Agricultural Bank of China in the total amount of $10.3 million (RMB 68.0 million). In connection with this facility for $9.7 million (RMB 64.0 million), which expires December 2012, the Agricultural Bank of China has a mortgage on our land use rights for the Guanke Technology Park. This mortgage secures all credit extensions under this facility.

We have one credit facility with the Bank of Communications in the amount of $16.4 million (RMB 108.3 million). In connection with the credit facility for $7.6 million (RMB 50 million), which expires August 19, 2012, the Bank of Communications has a mortgage on our land use rights for the Guanke Technology Park. This mortgage secures all credit extensions under this facility from August 19, 2010 until August 19, 2012.

We have one credit facility with Industrial Bank Co. Ltd. in the aggregate amount of $8.3 million (RMB 55 million). In connection with the credit facility for $5.2 million (RMB 34 million), which expires November 7, 2011, the Industrial Bank Co. Ltd. has a mortgage on our land use rights for the Guanke Technology Park. This mortgage secures all credit extensions under this facility from November 8, 2010 until November 7, 2011.

Although in the past, we have been able to renew these facilities, there is no assurance that we will be able to renew these facilities in the future. In the event that we are not able to renew the facilities upon the expiration of their terms, or we cannot pay off the amounts borrowed under the facilities, both our land use rights for the Guanke Technology Park and the machinery equipment located at the Guanke Technology Park would be subject to foreclosure.

We currently enjoy certain preferential tax treatment in China, which may not continue in future periods.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies were subject to Enterprise Income Taxes, or EIT, at a statutory rate of 33%. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises and Foreign Invested Enterprises, or FIEs. The new standard EIT rate of 25% replaced the 33% rate, except for “High Tech” companies, which pay a reduced rate of 15%. Companies established before March 16, 2007 were able to continue to enjoy tax holiday treatment approved by the local government for a grace period of the five years or until the tax holiday term is completed, whichever is sooner.  Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted an income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011. Guanke is currently applying for the High Technology company status. If qualification as a High Technology company is achieved, Guanke will be entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15% starting 2012. Guanwei is in the development stage. Guancheng began its operations in June 2010. Guanwei and Guancheng had no taxable income for the years ended December 31, 2009, 2008 and 2007.  Guancheng had net income for 2010 and is subject to 25% EIT tax rate. Jinjiang Guanke started operations in October 2010 had net loss for the fiscal year ended December 31, 2010. Accordingly, no provision was made in the year.  Future changes in Chinese tax law could change existing or future tax benefits or rates. Such changes could adversely affect our results.

As all of our operations are in China, we may face risks related to health epidemics and other outbreaks in China, which could adversely affect our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations.

Our operations may be disrupted and our business, financial condition and/or results of operations may be adversely affected by a failure in our facilities or our suppliers’ facilities for reasons beyond our control.

Our manufacturing operations, or that of our LCD panel suppliers, could be disrupted for reasons beyond our control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. Any significant disruption to our or our major suppliers’ operations could adversely affect our ability to make and sell products. In addition, the occurrence of any of these events could have a material adverse effect on the productivity and profitability of any of our manufacturing facilities and on our business, financial condition or results of operations.

Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in the PRC may cause us to incur additional capital expenditures.

Our production facility is located in Jinjiang City, Fujian province and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of our operations. Upon completion of construction of our facilities, an environmental report was prepared and approved by the Jinjiang Municipal Environment Protection Bureau, but there is no assurance that the local municipal or central PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

Our current insurance coverage may not be sufficient to cover the risks related to our operations.

Our operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, we maintain insurance policies for damage to real property and for employer liability for personal injury of employees. We are not required under PRC law to maintain, and we do not maintain, any product liability insurance. If we were found liable for any product liability claim, we may be required to pay substantial damages. Even if we were successful in defending such a claim, we may incur substantial financial and other resources in defending such a claim. Under such circumstances, our financial results will be adversely affected. Depending on the outcome of any such claim, the reputation of our brands may also be adversely affected. Further, we do not maintain business interruption insurance or third party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events may result in interruption of our operations and subject us to significant losses or liabilities. Any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

Our risk management and internal control systems improvements may not be adequate or effective, which could adversely affect our business, financial condition and results of operations.

We have established risk management and internal control systems consisting of establishing an organizational framework, and implementing policies, procedures and risk management methods that we believe are appropriate for our business operations, and we seek to continue to improve such risk management and internal control systems from time to time. However, as a small company with few non-production/sales employees and due to the inherent limitations in the design and implementation of risk management and internal control systems, there can be no assurance that our risk management and internal control systems will be sufficiently effective in identifying and preventing all such risks.

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to further improve our systems from time to time. Since our risk management and internal control systems also depend on their implementation by our employees, there can be no assurance that such implementation will not involve any human errors or mistakes. If we fail to timely adopt and implement risk management and internal control policies and procedures, our business, results of operations and financial condition could be materially adversely affected.

Our market is subject to rapidly changing consumer preferences and we may not be able to predict or meet consumer preferences or demand accurately.

We derive a significant amount of revenue from the LCD products that are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that we cannot predict with certainty. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Guanke, our principal operating subsidiary, failed to pay social insurance premiums with respect to approximately two-thirds of its employees and it may be liable for past due social insurance premiums and penalties.

We have been advised that under PRC law Guanke should have paid social insurance premiums for its employees covering endowment insurance, unemployment insurance, and medical insurance with respect to its employees. Guanke may be required to pay the administrative authority of labor and social security the unpaid premiums plus a surcharge of 2% of the overdue premiums. There may also be a fine levied against the employee of Guanke who was responsible for the filings. We plan to make necessary payments and do not consider the liability material.

We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time to time, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may be adversely affected. If we are able to incur debt, we may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit our cash flow and our ability to grow. If we are unable to incur debt, we may be forced to issue additional equity, which could have a dilutive effect on our current shareholders.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares and warrants.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance as to our status as a PFIC for our 2010 taxable year or any future taxable year. U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Honesty Group did not operate as a public company prior to the Acquisition. Fulfilling our obligations incident to reporting as a “foreign private issuer” will be expensive and time consuming.

Hambrecht Asia Acquisition Corporation was not an operating company prior to the Acquisition of Honesty Group, which was a private company. Since the Acquisition, we have maintained a relatively small finance, accounting and internal auditing staff and, prior to the Acquisition, we were not required to maintain and establish disclosure controls and procedures and internal control over our financial reporting as required for a public company trading in the United States. Under the Sarbanes Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or SEC, we have begun to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations requires significant management time, places significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increases our insurance, legal and financial compliance costs. We have engaged consultants and added additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Being a foreign private issuer exempts us from certain SEC requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, or Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Expansion of our business may put added pressure on our management, which may impede our ability to meet any increased demand for our products and adversely affect our results of operations.

Our business plan is to significantly grow our operations. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our LCD and LED products by consumers;

•	our ability to successfully and rapidly expand our “SGOCO Image” locations to reach potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant;

•	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

•	the highly competitive nature of our industry; and

•	the continued availability and favorable pricing of the raw materials and components used in our products.

If we are successful growing our SGOCO Image participants, we may be required to provide a large amount of financial support to potential members and deliver LCD products to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital than we currently have available and we may be unable to meet the needs of our customers, which could adversely affect our relationships with our customers and results of operations.

Under the EIT Law, SGOCO may be classified as a “resident enterprise” of the PRC. Such classification could result in adverse tax consequences to SGOCO and its non-PRC resident shareholders.

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, SGOCO Group, Ltd., may be considered a resident enterprise and may therefore be subject to PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises like SGOCO, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Since the EIT Law became effective in 2008, SGOCO has not been treated as a “resident enterprise.”

If the PRC tax authorities determine that SGOCO is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, SGOCO may be subject to enterprise income tax at a rate of 25% on SGOCO’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both SGOCO and Honesty Group are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiaries to Honesty Group and from Honesty Group to SGOCO would be exempt from PRC tax.

If SGOCO were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that SGOCO receives from its PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (1) may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were applicable, or (2) if such treaty does not apply (i.e., because the PRC tax authorities may deem Honesty Group to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends SGOCO pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring SGOCO’s ordinary shares, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, SGOCO may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. SGOCO’s non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of ordinary shares in certain circumstances. SGOCO would not, however, have an obligation to withhold PRC tax with respect to such gain. If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Intercompany loans from SGOCO to its operating subsidiary must be made in compliance with PRC law.

Any loans we make to our Chinese subsidiaries, which are treated as foreign-invested enterprises under Chinese law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese law. If we were to advance funds to our Chinese subsidiaries in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the subsidiary in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our Chinese subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our Chinese subsidiaries or affiliated entities or with respect to future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use such future loans or capital contributions to capitalize or otherwise fund our Chinese operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position.

Our business operations will continue to be conducted in China, and a substantial portion of our sales will continue to be made in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a positive or negative effect on us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to a reduction in demand for our products.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us or our subsidiaries, affiliates, officers, directors and shareholders.

Substantially all of our assets are located outside of the U.S. and most of our directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in China against our assets or our subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by Chinese law and the facts alleged in the complaint give rise to a cause of action under Chinese law and the actions satisfy certain prerequisite conditions prescribed by Chinese law. In connection with such an original action, a Chinese court may award civil liabilities, including monetary damages. Notwithstanding the ability to bring original actions, we believe it is unlikely that the courts in China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state or territory within the United States.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China are evolving and subject to future changes. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also affect our operating costs. Compliance with these requirements could impose substantial additional costs or otherwise adversely affect our future growth. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in Chinese tax laws could adversely affect our results.

Our Chinese subsidiaries are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws. Beginning January 1, 2008, the new EIT law replaced the previous laws for Domestic Enterprises and FIEs. The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both Domestic Enterprises and FIEs. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner. Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted an income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5% from January 1, 2009, through December 31, 2011. Guancheng was established before March 16, 2007 and is subject to 25% EIT tax rate on its taxable income. Guancheng started operations in June 2010 and had net income for the year ended December 31, 2010. Accordingly, no provision was made in the periods. Guancheng was under development stage and had no taxable income for the years ended December 31, 2009 and 2008. Guanwei is under development stage and had no taxable income for the years ended December 31, 2010, 2009 and 2008. Future changes in Chinese tax law could change existing or future tax benefits or rates. Such changes could adversely affect our results.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

The Chinese legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference, but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries, which are established in China. As a result, we will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we or our subsidiaries enjoy either by law or contract. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we would enjoy in more developed legal systems. These uncertainties may impede our ability to enforce contracts or other rights. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our shareholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The Chinese government exerts substantial influence over the manner in which we will conduct our business activities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation, state ownership or otherwise. Our ability to operate in China may be harmed by changes in its laws, regulations and policies of the Chinese government. We believe that our operations in China will be in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic and other reforms or regional or local variations in the implementation of economic and other policies, could have a significant effect on economic and social conditions in China or particular regions thereof, and could have an adverse effect on the manner in which we conduct our business.

The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in smaller cities. A plan that went into effect nationwide in February 2009 targets rural area consumers through a rural subsidy scheme. The Chinese government program encourages consumer spending on technology in rural areas by offering a 13% subsidy of the purchase price of designated home appliances (up to a capped price), which subsidy is split 80% / 20% between the central and local government. The PRC Ministry of Finance announced in March 2009 that the 2009 budget from the central government for this subsidy plan was RMB 20 billion, which would help increase household appliance sales by more than RMB 100 billion. Changes in their policies to reduce subsidies or promote competing technologies could negatively impact our operations.

If China imposes restrictions to reduce inflation, future economic growth in China could be curtailed which could adversely affect our business and results of operation.

While the economy of China has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation, the Chinese government may impose controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in our LCD products leading to a decline in our profitability.

We may have difficulty establishing and maintaining adequate management, legal, and financial controls in the PRC.

Prior to the Acquisition, our Chinese subsidiaries were operated as privately-held companies. As a result, we may experience difficulty in establishing and maintaining management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet the required U.S. regulatory and financial reporting standards.

Changes in foreign exchange regulations in China may affect our operating subsidiary’s ability to pay dividends in foreign currency or conduct other foreign exchange business.

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. In China, SAFE regulates the conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (e.g., remittance of foreign currencies for payment of dividends, etc.). However, conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, Honesty Group’s Chinese primary operating subsidiary, Guanke, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Fluctuation in the value of the Renminbi (RMB) may reduce our profitability.

The change in value of the RMB against U.S. dollars, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the RMB to U.S. dollars. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against U.S. dollars. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive into RMB for our operations, appreciation of the RMB against U.S. dollars would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of U.S. dollars against the RMB would reduce the U.S. dollar amount available to us.

Exchange controls that exist in China may limit our ability to use our cash flows effectively.

Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

Foreign exchange transactions continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if Honesty Group borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Honesty Group by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Honesty Group to obtain additional foreign exchange through debt or equity financing.

Chinese government ownership of all real property may limit our ability to fully develop our licensed real estate.

Chinese laws prohibiting the private ownership of land and limiting “land use rights” may hamper our ability to maximize our subsidiaries’ property. All land in the PRC is owned by the Chinese government. Guanke, Guancheng, and Guanwei have “land use rights” to use the land on which our Guanke Technology Park is located for 50 years, beginning June 29, 2007. The Chinese government must not recall the land use right during the term of the land use agreement, unless it is for legitimate public interests with due process and compensation, including but not limited to compensation for the facilities on the land and the foreseeable losses to the holder in the remaining years. Once the land use right fee has been fully paid up, the holder is entitled to dispose of the land use right at its discretion, such as transferring, leasing, and mortgaging the land to others. One year before the expiration of the term, if the holder intends to extend the term, unless the land is required for then current public interests, the government is obliged to renew the land use right agreement upon re-negotiated terms and land use right fees.

Risks Relating to Our Shares

The former Honesty Group shareholders currently own approximately 83% of our ordinary shares, and this voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

The former shareholders of Honesty Group currently own approximately 83% of our voting shares. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of us or discouraging a potential acquirer from attempting to obtain control of us, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

We do not expect to pay dividends, so our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

We do not expect to pay dividends to our shareholders in the foreseeable future. The board of directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, including restrictions in credit agreements, imposed by applicable law, including the laws of China governing dividend payments, currency conversion and loans, and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

As of April 15, 2011, we had 17,258,356 shares and 1,566,027 warrants outstanding. We issued an option to purchase up to a total of 280,000 units at $10 per unit to the underwriters in our IPO, which, if exercised, will result in the issuance of 280,000 shares and 280,000 warrants. We also issued an option to purchase up to 66,667 shares at $6.00 per share to the underwriters in our December 2010 offering. In addition, assuming certain net income targets are met for our fiscal year ending December 31, 2011, 800,000 shares currently outstanding but held in escrow pursuant to the Share Exchange Agreement may be released to the former shareholders of Honesty Group and certain founders.

In November 2010, our shareholders approved the adoption of a stock incentive plan that provides for the issuance of stock options, restricted stock or other awards up to 7% of the fully diluted outstanding shares to the employees, directors and consultants of SGOCO and its subsidiaries.

In addition, we have authorized capital stock under our charter of 50,000,000 ordinary shares and 1,000,000 preferred shares. Subject to any restrictions of a stock exchange on which our shares may be listed in the future, these shares may be issued without shareholder approval.

The sale or even the possibility of sale of the foregoing shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

Due to the lack of unrestricted ordinary shares available to be sold, there is severely limited liquidity for our ordinary shares.

As of December 31, 2010, we had approximately 17.4 million shares outstanding. Of these shares, approximately 2.2 million shares are held by persons not affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell our ordinary shares or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Corporate History

SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands on July 18, 2007, was previously named SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp.  Honesty Group, a limited liability company registered in Hong Kong, was incorporated on September 13, 2005. Honesty Group owns 100% of the equity interests of three subsidiaries: Guanke, Guanwei, and Guancheng. Guanke, Guanwei, and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the PRC. All three companies qualify as wholly foreign-owned enterprises under PRC law and have business operating licenses. Jinjiang Guanke is a limited liability company established in Jinjiang City, Fujian Province under the corporate laws of the PRC and has a business operating license, and is a subsidiary of Guanke. Guanke was formed on January 16, 2006, with a registered capital of $11,880,000. Guanwei and Guancheng were formed on June 22, 2007, with registered capital of $11,880,000 and $7,800,000, respectively.  As of December 31, 2010, $3,130,000 of the amounts for Guanwei had been invested by Honesty Group.  According to an agreement reached with the SAIC, the remaining registered capital of $8,750,000 for Guanwei must be fulfilled by end of 2011. The SAIC provided Honesty Group with additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region. If Honesty Group is unable to make the registered capital payments during 2011, it believes it will be able to reach agreement with the SAIC to further defer its obligation to pay the remaining registered capital, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments. If it fails to reach such an agreement for deferral, Honesty Group would have an obligation to fund Guanwei or to apply for a reduction in the remaining registered capital, which may not be granted. If Honesty Group fails to contribute their registered capital, they may be penalized with fines of 5-15% over the amount of unpaid capital, and, in certain cases, Guanwei’s business license may be revoked, which may result in the inability of Guanwei to conduct business in China. If Honesty Group is required to fund the remaining registered capital in full, SGOCO or Honesty Group will need to raise external financing, for which they have no commitments. Guancheng began operations from June 2010. Guanwei has no operations as of December 31, 2010. These subsidiaries do, however, hold certain land use rights for Guanke Technology Park in Fujian Province, China. Jinjiang Guanke began operations in October 2010.

Our principal executive office is located at Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200.  Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time to time decide.  Our agent for service of process in the United States is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

December Offering

In December 2010, we completed an offering of 1,333,333 ordinary shares at a price of $5.00 per share.  In connection with the offering, we listed our ordinary shares on the NASDAQ Global Market under the symbol “SGOC.”

The Acquisition Transaction

On March 11, 2010, our shareholders approved the acquisition of all of the outstanding shares of Honesty Group. Pursuant to the terms of our charter documents, public shareholders who voted against the transaction were entitled to elect to have their shares redeemed at $7.98 per share. Following the Acquisition, holders of 1,232,139 shares elected to have their shares redeemed for $7.98 per share.

In addition, on March 11, 2010, holders of our outstanding warrants to purchase ordinary shares approved an amendment to the warrant agreement under which the warrants were issued to: (a) increase the exercise price per share of the warrants from $5.00 to $8.00, (b) extend the exercise period by one year to March 7, 2014, and (c) provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per warrant upon the closing of the Acquisition. Following the acquisition, holders of 2,673,273 of the 4,239,300 publicly held warrants elected to have their warrants redeemed at $0.50 each. Holders of the remaining 1,566,027 publicly held warrants elected to retain their warrants, as amended, with the new exercise price of $8.00 per share and March 7, 2014 expiration date.

The Acquisition resulted in the issuance of: (a) 8,500,000 ordinary shares to the former shareholders of Honesty Group, and (b) 5,800,000 ordinary shares to the former shareholders of Honesty Group to be held in escrow and released if the following milestones are met by the combined company:

•
in the event “Income from Existing Operations” for the year ended December 31, 2010 is in excess of $15,000,000 (the “First Earn-Out Milestone”), the escrow agent will release 5,000,000 shares to the former shareholders of Honesty Group.  The First Earn-Out Milestone was met during the year ended December 31, 2010 and the 5,000,000 shares will be released to the former shareholders of Honesty Group;

•
in the event “Income from Existing Operations” for the year ended December 31, 2011 is in excess of $20,000,000 (the “Second Earn-Out Milestone”), the escrow agent will release the remaining 800,000 shares to the former shareholders of Honesty Group; and

•	in the event the First Earn-Out Milestone is not met, but the Second Earn-Out Milestone is met, the escrow agent will release the full 5,800,000 shares to the former shareholders of Honesty Group.

In connection with the transactions, we entered into agreements to purchase 2,147,493 ordinary shares from the holders of such shares in a series of transactions for an aggregate price of approximately $17.3 million. In addition, the original shareholders of the company who acquired ordinary shares prior to our initial public offering, we and the Honesty Shareholders entered into a Sponsor Agreement, dated as of February 12, 2010, which was amended by Amendment No. 1 to Sponsor Agreement, dated March 11, 2010, pursuant to which the original shareholders of the company agreed to forfeit 124,738 of their ordinary shares and 1,300,000 of their warrants to acquire ordinary shares. The remaining 250,000 warrants acquired by the original shareholders of the company were transferred without consideration to Pope Investments II, LLC.  We repurchased these warrants from Pope Investments in February 2011. Concurrently, we granted Pope Investments a put option to purchase 250,000 ordinary shares at $8.00 per share exercisable for a three month period commencing February 15, 2011, which was exercised by Pope Investments in February 2011. In connection with the foregoing, Pope Investments agreed to purchase 250,000 shares, and on March 9-10, 2010, Pope Investments purchased 250,000 shares at an aggregate purchase price of $1,996,590. There is no relationship between Pope Investments and SGOCO or its affiliates, other than as described above.

In addition, 766,823 shares held by the original shareholders of the company were placed in escrow pending satisfaction of certain conditions. Those conditions include our reaching the earn-out certain milestones discussed above, as well as: (i) Messrs. Robert Eu and John Wang providing 30 hours per month in services to us in connection with investor relations, listing on the Nasdaq Global Stock Market or Nasdaq Global Select Stock Market, introducing investors and advisors; (ii) listing of our shares on such stock markets if we act in good faith to obtain such a listing once the listing criteria are met; and (iii) providing the opportunity for us to raise an additional $15 million in equity subject to meeting certain prescribed pricing criteria.

In connection with the issuance of the 5,800,000 escrowed shares and the 766,823 escrowed shares, we, the original shareholders of the company, and the Honesty Shareholders entered into an escrow agreement with Grand Pacific Investment Limited as escrow agent, pursuant to which the escrow agent agreed to hold the foregoing shares pending satisfaction of certain conditions within the applicable time periods. If the conditions are not met, some or all of the foregoing shares, will be delivered to us and canceled and returned to the status of authorized and unissued ordinary shares.  As stated above, the First Earn-Out Milestone was met during the year ended December 31, 2010 and 5,000,000 shares will be released to the former shareholders of Honesty Group.  In addition, of the 766,823 escrowed shares, 340,810 shares have been earned, but are not currently eligible to be released.

As a condition to the completion of the transactions, we entered into a Registration Rights Agreement, dated March 12, 2010, with the Honesty Shareholders pursuant to which we agreed to register for resale on request shares issued to the Honesty Shareholders.

The Trust Account established at the time of our IPO was released to us upon consummation of the acquisition of Honesty Group. Although the share exchange agreement required that at least $6.5 million remain in the Trust Account at the closing of the business combination, the Honesty Group shareholders waived this condition, and approximately $5.4 million from the Trust Account remained with SGOCO after shareholders and public warrant holders redeemed their securities.

See “Item 5. Operating and Financial Review and Prospects” for a discussion of our principal capital expenditures and divestitures since the beginning of our last three financial years.

B. Business overview.

Our Business

We are focused on developing our own brands and distribution in the Chinese flat panel display market.  Our main products are LCD/LED monitors, TVs, and other application specific products.  Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

Our strategy is to sell our high quality, competitively priced, branded products through wholesale and retail channels focused on Tier 3 and Tier 4 cities in China and their adjoining rural areas. We believe these smaller, less sophisticated, more price-sensitive markets are under-served by the large global consumer electronics brands.  Our goal is to establish a dominant position in LCD electronics products within these markets based upon our superior quality and feature set.

Our business model is marketing-driven with multiple channels and multiple brands. We have three principal elements:

•	a distinct distribution channel in the form of a national network of independent retail outlets operating under the “SGOCO Image” name;

•	an actively-managed portfolio of brands that have strong local appeal; and

•	a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio.

By integrating these three elements, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for ourselves. We believe most of our competitors in the emerging Chinese domestic market are relatively unsophisticated and either focus on the low margin OEM business or offer generic brands that lack the international quality standard and rich feature set of SGOCO products.  While we have focused our marketing and sales efforts on the Chinese market, we are open to opportunistic export orders.

We believe that LCD products, in general, are subject to rapid technological obsolescence. This is because new technologies and features are constantly introduced into the marketplace by international brands. However, these new technologies and features are typically marketed first to Tier 1 cities, where brand recognition is the key driver to sales. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, which are currently major points of demand, we believe the market opportunities and sales growth potentials in Tier 3 and Tier 4 cities are significant. Our goal is to offer our branded products with a full set of features at competitive pricing and establish a dominant market position in selected Tier 3 and Tier 4 cities.

Our principal objective is to be a leading developer and distributor of our own branded LCD products and to create a network of SGOCO Image stores in Tier 3 and Tier 4 cities and their adjoining rural areas in China. The strategy is to capitalize on our operating strengths, which include:

•	a strong product development capability;

•	competitively priced, feature rich products marketed under brands SGOCO controls;

•	an attractive marketing plan for SGOCO Image members;

•	a scalable business model; and

•	an experienced management team.

In 2009, we initiated an effort to convert select specialty retailers and large end-customers into “SGOCO Image” partners. We believe our SGOCO Image model will allow us to (a) rapidly build a brand presence in multiple markets; and (b) allow operators of SGOCO Image stores to offer differentiated branded products with excellent growth potential. Through this national chain of independent retail outlets licensed under the name “SGOCO Image,” we are able to reach the end consumer and provide consumer satisfaction. As of December 31, 2010, we had approximately 603 retail stores with a network covering the following 14 municipalities and provinces in China: Shaanxi, Heilongjiang, Hunan, Guangxi, Shandong, Beijing, Henan, Hubei, Anhui, Sichuan, Inner Mongolia, Guangdong, Fujian, and Zhejiang, with retailing floor space ranging from 10 square meters to 30 square meters.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy.  China is the world’s most populous country, with a population of 1.3 billion as of the end of 2008 according to the Census Bureau of China. China’s gross domestic product, or GDP, grew from $1.8 trillion in 2003 to $4.9 trillion in 2009, representing a compound annual growth rate, or CAGR, of 18.2%.

Demographics Fueling Consumption Growth.  The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in smaller cities. The most recent plan is targeting rural area consumers through its rural subsidy scheme, which went into effect nationwide in February 2009. The Chinese government program encourages consumer spending on technology in rural areas by offering a 13% subsidy of the purchase price of designated home appliances (up to a capped price), which subsidy is split 80% / 20% between the central and local government. According to a rural home appliance consumer survey published by Sunning Appliance, one of the largest home appliance retail stores in China, TV is still the most popular home appliance in rural China with 43.6% of surveyed households intending to make a purchase.

Urbanization Trend.  China has witnessed a growing trend toward urbanization in the past decade. According to the China Statistical Yearbook, the urban population represented approximately 47% of the overall population in China as of December 31, 2009 compared to approximately 20% in the early 1980s. Furthermore, according to an article by Xinhau News Agency, the official press agency of China, the urban population will represent approximately 52% of China’s total population by the end of 2015.

Increasing Consumption.  China has recently overtaken Japan to become the world’s second largest economy behind the U.S. Private consumption in China currently accounts for 36% of total GDP, the lowest percentage of any major economy of the world. Consumption is expected to grow over 8% annually over the next 15 years and is expected to become the world’s third-largest consumer market by 2020 according to an estimate by McKinsey Global Institution. According to a January 2010 report released by Credit Suisse, China’s consumer market is expected to rise from US$1.72 trillion in 2009 to US$15.94 trillion in 2020, and the share of global consumption to rise from 5.2% in 2009 to 23.1% in 2020, overtaking the US as the largest consumer market in the world. The Credit Suisse survey also observed a rising interest in LCD televisions.

Global LCD Industry

In 2008, the global LCD industry was negatively impacted by the global economic crisis. In 2009, unit shipments of LCD monitors were up by 3.8%, and global LCD monitor shipments rose to 176.5 million units in 2009, up from 170.1 million in 2008. Global LCD TV shipments reached 190 million units in 2010, a growth rate of 31% over 2009.

The global PC market grew 14% in 2010, according to Gartner. The factors leading to the growth include an aging commercial installed base, a proliferation of low-cost media-centric PCs, and low PC penetration through much of the world, which will remain to be key drivers going forward.

China’s LCD Industry

DisplaySearch forecasts that by 2011 China is expected to pass the United States as the largest market after the Europe, the Middle East and Africa region and hold over 21% of the market. China’s share of the LCD monitor market is expected to grow from 18.4% in 2008 to 21.1% in 2011 and 22.1% in 2012.

We believe the demand for PCs and LCD monitors is accelerating due to increasing popularity of the Internet. According to China Daily, as of June 2010, the population of China’s Internet users climbed to 420 million, 36 million more than the end of 2009. The penetration rate of Internet users rose to 31.8%, as compared to more than 70% in mature markets. It was 28.9% at the end of 2009.

Government Subsidy for Consumer Electronics in Rural Area

The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in Tier 3 cities. The most recent plan is targeting rural area consumers through its rural subsidy scheme, which went into effect nationwide in February 2009. The Chinese government program encourages consumer spending on technology in rural areas by offering a 13% subsidy of the purchase price of designated home appliances (up to a capped price), which subsidy is split 80% / 20% between the central and local government. The PRC Ministry of Finance announced in March 2009 that the 2009 budget from the central government for this subsidy plan was RMB 20 billion, which would help increase household appliance sales by more than RMB 100 billion. According to a rural home appliance consumer survey published by Sunning Appliance, one of the largest home appliance retail stores in China, TV is still the most popular home appliance in rural China with 43.6% of surveyed households intending to make a purchase.

SGOCO Products

We offer a wide range of LCD products with designs and feature sets primarily targeting retail and commercial customers in the China market. Our current product line includes:

•	LCD monitors with a full range of screen sizes up to 32 inches; and

•	LCD TVs with screen sizes up to 55 inches.

We also provide custom manufacturing for application-specific LCD monitors, such as rotating screens (self-adjusting on a horizontal-vertical axis), CCTV monitors for security systems, billboard monitors for advertising and public notice systems and touch screens for non-keyed entries, ideal for retail applications.

We currently sell products from six primary branded product lines: SGOCO is our primary brand and includes high-quality, feature rich LCD products, Edge 10 is a distinct line of products currently aimed at the educational marketplace in the U.K., and POVIZON and No. 10 are recent additions to the Company’s brand portfolio and are targeted at a similar market as the SGOCO brand with a slightly lower price point.  We have signed an agreement to sell TCL branded monitors through our own distribution channels.  Similarly, we have signed an agreement with Founder Group to sell Founder branded TVs through our own distribution channels.  During the year ended December 31, 2010, sales of our product lines represented 76% of total sales.

Through our research and development group, our engineers are developing new all-in-one e-reader notebook and mobile internet device product lines and provide LCD systems solutions for industry clients, such as medical centers, educational institutions, government complexes, public emergency response systems, and corporate offices. These are customized hardware and software solutions for turnkey delivery to industry clients.

Our products (including custom systems) are subject to statutory warranty obligations. Generally, these requirements obligate us to a one-year repair or replace obligation. Products returned within seven days of the invoice date must be refunded, repaired or replaced at the customer’s option. Products returned after the first week but within the 15-days following the invoice date must be repaired. If the product cannot be repaired after two attempts during the one-year warranty period, the manufacturer must offer the customer a replacement or refund. In addition to statutory warranties, we provide additional contractual warranties for our products.

Research and Development

As a result of our internal product development and in-house manufacturing capabilities, we have developed a focused and compact line of high-quality LCD-based electronic products. We focus our research and development in appearance design, utilities, and major components such as mother boards and high voltage switchboards. In order to have a more cost efficient R&D process, we currently outsource certain non-core R&D projects, such as plate driver and circuit board research, to local R&D design houses. We then purchase those parts developed by outsourced design houses upon qualifying the products to meet our standards. In order to strengthen product development capabilities, we expect to further invest in industrial production lines for LED lighting equipment, digital audio/video recording devices, and advanced digital camcorders.

Manufacturing

The new manufacturing facility at Guanke Technology Park has been certified to meet ISO 9001-2000 standards. Its environmental management meets ISO 14001-2004 standards. Workflow, parts, inventory and costs are managed through an ERP system. Other than the LCD panels and flat panel glass, the major components, such as electronic boards, main boards, monitor casings, LED backlights on certain LCD products, high voltage switchboards, power cords, and transformers are manufactured and assembled by us.

Our Printed Circuit Board Assembly factory has a Surface Mounting Technology (“SMT”) production line, which produces main boards, display cards, key-press boards, set-top boxes, as well as cameras, cell phone boards, and other components. The SMT production system is equipped with high-speed SMT production lines, lead-free wave soldering, plug-in, repair welding, assembly lines, and other facilities. The SMT production line has a capacity of 22 million print points per year. We produce plastic and metal frames in our molding factory, where injection, stamping, plastic painting, and printing are processed. To make our products more cost efficient, we purchase some cables (signal cables, power cables, and audio and video cables) from local suppliers.

We believe that our ability to manufacture our own products is a significant competitive advantage for the following reasons:

•	we have better control over the quality of finished products;

•	we have better management of the underlying costs associated with manufacturing our products;

•	we have better control over production schedules to increase the likelihood of maintaining an uninterrupted supply of products for our customers; and

•	we are able to manufacture most development phase prototypes in-house to expedite product commercialization.

Marketing and Distribution

While we initially utilized a network of distributors that sold to retailers without our involvement, since 2009, we have been building a model, which we call SGOCO Image, that more directly connects us to the retailers that sell our products. Under the SGOCO Image model, we convert existing small specialty retailers (mom-and-pop stores) into retailers of SGOCO-owned brands. The conversion entails the re-decoration of the retail space or a portion within existing stores based upon our specification. We provide the retail stores a selective line of products (of different screen size and features) under one or multiple brands owned or licensed by us. Through regular interaction with SGOCO Image operators, our management is able to better understand the needs of end-consumers in the market place and is able to respond quicker to market demands. We then endeavor to quickly design and add new features to our future product offerings. The SGOCO Image model is designed to:

•	take advantage of existing sales networks that specialty retailers already have;

•	ensure value and competitively priced products to end-consumers in Tier 3 and Tier 4 cities in China; and

•	obtain end-consumer feedback on product features to ensure that our products meet the needs of this rapidly developing marketplace.

As of December 31, 2010, we had 603 retail stores covering 14 provinces and municipalities in China. We plan to reach approximately 1,000 SGOCO Image locations in 2011.

SGOCO Image stores are roughly grouped into 3 different types:

•
Type A stores are exclusive (with respect to our products) flagship stores to promote branding, with larger retail space and location requirement of within the first to second floor of electronic malls.

•	Type B stores are non-exclusive dealerships for shops within the first to third floor of technology malls with minimum 10 square meter retail space.

•	Type C stores are non-exclusive dealerships for shops within the first to third floor of technology malls with minimum 5 square meter retail space.

As of December 31, 2010, SGOCO has signed contracts for 603 stores, including 18 Type A stores, 219 Type B stores and 366 Type C stores.

We provide our SGOCO Image members with marketing materials and/or storefront improvements. The minimum term for our agreements with SGOCO Image members is one year. We believe that we will be able to expand quickly with the SGOCO Image model. The SGOCO Image model helps business owners with initial setup costs as we provide the store set-up materials. In the future, we intend to provide incentives based on meeting sales quotas. This ties personal success to that of a national brand portfolio and provides incentives for the business owners to promote our brand in local regions. We provide not only multiple branded product lines, but also sales, marketing and management assistance to help local operators succeed.

SGOCO Image members are encouraged to build and manage their own business to sell products carrying SGOCO brands. We believe a network of SGOCO Image members is an effective way to distribute products especially in Tier 3 and Tier 4 cities because the SGOCO Image members engage in localized person-to-person product education and after sales servicing, which is not readily available through traditional distribution channels. Additionally, we believe that our approach through our SGOCO Image model appeals to a cross-section of potential partners, such as entrepreneurial operators of specialty retailers (mom-and-pop retail stores) who may want a differentiated branded retail presence. We consider our high-quality products, compact product lines, and higher potential gross margins to be attractive components of our SGOCO Image marketing system.

We believe the SGOCO Image model will help create brand identity and trust relationships that can be leveraged in the future to sell other consumer electronics with the ability to provide better sales and service support in an efficient and timely manner. The SGOCO Image model also provides valuable and timely intelligence on shifting consumer tastes and demands and allows us to have a faster response to the market. We believe our retail presence will also become a marketing vehicle to increase awareness of our brand in China’s emerging consumer market.

Competition

The LCD industry has evolved through rapid innovation and evolved over the last decade to enable the commercialization of LCD products. Because of increasingly affordable prices, we believe the industry is at an inflection point at which the growth of consumer applications can take-off exponentially, especially in the emerging China market.

We compete in this increasingly dynamic and demanding market along with international players and numerous Chinese LCD products companies. Among those companies, many of them are panel makers, equipment vendors, application developers, and product distributors. Companies who directly compete with us should be system integrators that have their own distribution channel and focus on providing quality branded products. Most Chinese companies such as the largest LCD display manufacturer, TPV technology, are more focused on producing high volume OEM products, which have lower margin, higher fixed cost and are more vulnerable to fluctuations in key material cost changes.

Our current major competitors include:

•	KTC Computer Tech is a LCD monitor and LCD TV manufacturer. It is primarily a contract manufacturer for OEMs. It is starting to sell products in the domestic China market.

•	HKC Electronics manufactures PC components and accessories for low-end OEMs serving emerging markets worldwide.

•	Huipu Science manufactures plasma display panels primarily under contract to Samsung for international markets.

TCL has announced that it expects to begin mass production at its new 8.5-generation panel plant in the fourth quarter of 2011.  Shenzhen China Star Power began construction of its 8.5-generation panel plant in January 2010.  In March 2011, the Taiwan Economic Ministry announced the easing of restrictions on local LCD manufacturers establishing 8.5-generation panel plants in China.  Previously, AU Optronics Corporation, the world’s third-largest flat panel maker by revenue after Samsung and LG Display Co, announced that it would apply to set up a flat panel plant in China to be nearer to its assembly plants in China’s Suzhou, Xiamen, Shanghai and Sichuan Provinces as soon as the Taiwan government allowed such investments.

Intellectual Property

Mr. Wenpu Ke, SGOCO’s vice-general manager of business affairs of Guanke, had five appearance design patent applications and four utilities patent applications before the State Intellectual Property Office. To date, four utilities patent applications have been approved and transferred to SGOCO. Five appearance design patents applications are still pending and Wenpu Ke orally committed to transfer such patents to SGOCO once the applications are approved.

We own the trademarks “SGOCO” and “Guanke.” In a Letter of Authorization dated February 1, 2008, BORO authorized Guanke to print the following trademarks on its products from February 1, 2008, to January 31, 2017: (1) “edge10”; (2) a mark comprised of two Chinese characters which together mean “warrior”; and (3) a mark comprised of three Chinese characters which together are pronounced “si ke te.” In a Letter of Authorization dated May 1, 2008, Mosview authorized Guanke to print the following trademarks on its products from January 1, 2008, to December 31, 2017: (1) “SGOCO” (this mark was later transferred to Guanke on June 8, 2009); (2) a figurative mark which is a circle with a number “10” in the middle; and (3) “OPTIC10.” We do not pay any royalties to the owners of these marks. These trade mark licenses are in the process of being filed with the Trade Mark Office of State Administration of Industry and Commerce.

There are no legal disputes currently pending or threatened against us for any claimed intellectual property infringement.

Brand Usage Agreement

In June 2010, we entered into a three-year brand usage agreement with TCL Business System Technology (Huizhou) Co. Ltd., a Chinese television manufacturer and distributor, pursuant to which we will manufacture TCL branded LCD monitors from July 1, 2010 to June 30, 2013. There are no minimum purchase requirements in the agreement, and, as such, the future impact of the agreement is unknown.

Regulatory

Chinese government subsidies

Guanke has been granted subsidies by the Municipal Government of Jinjiang City due to its operation in the high and new technology business sector. For the year ended December 31, 2010, 2009 and 2008, we received grants of approximately $1.2 million (RMB 7.9 million), $3.4 million (RMB 23.0 million) and $2.0 million (RMB 13.7 million), respectively, from the PRC municipal government. The grants were based on a research and development agreement between the Science & Technology Bureau of Jinjiang City and Guanke. Pursuant to the agreement, Guanke must use the grant to research and develop certain technologies applicable to LCD products. To date, the governmental agency has reviewed and accepted those technologies, and confirmed Guanke’s due performance of the agreement and proper use of the grant. The work-out technologies will be deemed as state-owned assets; however, Guanke has the right to use and operate them.

Fujian Province, in which Guanke is located, has been supportive of LCD related industries by granting public financial grants to companies, universities, and academies. From 1991 to 2008, the Fujian provincial government approved twelve such grants to the LCD monitor related industry, and eight of those grants have gone to companies.

Environmental

Guanke obtained approval from Jinjiang Environmental Protection Bureau on the environmental impact evaluations for its current facilities in Guanke Technology Park on September 25, 2009. The approvals concluded that (1) Guanke’s project is in accordance with the national industrial policies; and (2) by proper operation, management, and supervision, the construction and normal operation of the project will not incur material negative impact on environment.

Guancheng and Guanwei engaged Xiamen New Green Environment Development Co., Ltd. to conduct construction project environmental impact evaluations on May 3, 2007, and May 5, 2007, respectively. The evaluation reports were approved by Jinjiang Environment Protection Bureau on June 20, 2007. The approval concluded that the construction and operations in Guanke Technology Park were acceptable from an environmental protection perspective.

C. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this annual report:

(1)           The officers of Honesty Group are Tin Man Or and Burnette Or. The director of Honesty Group is Sun Zone Investments Limited.

(2)           Guanke is SGOCO’s operational subsidiary in the PRC and holds certain land use rights for the Guanke Technology Park. The officers are Burnette Or, Robert Lu, and Zhongsheng Lv. The directors of Guanke are Tin Man Or, Burnette Or, and Shangguan Weiwei.

(3)           Guancheng holds certain land use rights for the Guanke Technology Park. Guancheng began operations in the second fiscal quarter of 2010. The officer of Guancheng is Burnette Or. The directors of Guancheng are Burnette Or, Tin Man Or, and Guoxiong Ding.

(4)           Guanwei holds certain land use rights for the Guanke Technology Park. Guanwei has no operations. The officer of Guanwei is Burnette Or. The directors of Guanwei are Burnette Or, Tin Man Or, and Guoxiong Ding.

(5)           Jinjiang Guanke began operations in October 2010. The officer and director of Jinjiang Guanke is Mr. Wen Pu Ke.

D. Property, plants and equipment.

Our principal manufacturing operations and headquarters are located at the recently constructed Guanke Technology Park, Jinjiang City, Fujian Province, China. Guanke Technology Park has a total area of over 242,811 square meters (approximately 60 acres), strategically located in Jinjiang’s new city center, 10 km away from the Jinjiang airport. We entered into a Guanke Technology Park Investment Agreement with the Municipal Government of Jinjiang City on March 31, 2006, as amended on July 7, 2006. Pursuant to this investment agreement, the government was responsible for providing infrastructure, such as water, power, and roads available for construction and development. We committed to investing not less than US$50 million in development of the Technology Park. As of December 31, 2010, we had already invested in excess of $35.6 million in the Guanke Technology Park. The investment includes $8.6 million of costs to acquire the land and $27.0 million of building infrastructure and equipment, which includes grants received from the PRC municipal government of $7.2 million. There is no compulsory schedule or deadline by which we must complete our investment commitment.

The property consists of three parcels, occupying 204,113 square meters in total. The industrial land use rights of the property were purchased by Guanke, Guancheng, and Guanwei, respectively. Pursuant to PRC laws, the land use rights are renewable upon expiration at a renegotiated reasonable compensation. Guanke, Guanwei, and Guancheng intend to apply before the Municipal Government of Jinjiang City to renew the land use right one year prior to the expiration date. The Municipal Government of Jinjiang City is expected to agree to renew the land use rights unless there are legitimate public interest considerations that weigh against renewal at that time. Unlike the land use rights, Guanke own the facilities constructed on the land and can dispose of them at their sole discretion. If Guanke, Guancheng, and Guanwei decide not to renew their land use rights, or their application is denied by the Municipal Government of Jinjiang City, they are entitled to a claim to the fair monetary value of the facilities from the Municipal Government of Jinjiang City.

Guanke purchased a 50-year land use right of a 65,331 square meter parcel of land for RMB12,631,748 on June 30, 2007. Guanke paid the purchase price for this land use right on July 11, 2008. The Municipal Government of Jinjiang City issued a land use right certificate for this land on October 14, 2008.

Guancheng purchased a 50-year land use right for a 68,002 square meter parcel of land for RMB13,148,187 on June 30, 2007. Guancheng paid the purchase price for this land use right in full on April 20, 2009. The Municipal Government of Jinjiang City issued a Land Use Right Certificate for this land on April 24, 2009.

Guanwei purchased a 50-year land use right for a 70,780 square meter parcel of land for RMB13,685,313 on June 30, 2007. Guanwei paid the purchase price for this land use right in full on February 5, 2009. The Municipal Government of Jinjiang City issued Guanwei’s Land Use Right Certificate on February 6, 2009.

Guanwei purchased a 50-year land use right for a 28,688 square meter parcel of land for RMB5,546,825 on June 30, 2007. Guanwei paid the purchase price for this land use right in full on November 12, 2009. The Municipal Government of Jinjiang City issued Guanwei’s Land Use Right Certificate on November 20, 2009.

The land use rights have been mortgaged to various lenders as security for various loans.

In addition to the above land use rights obtained from the Municipal Government of Jinjiang City, Guanke also reached agreements regarding the development plan and land reservation matters with the government for its future expansion. Guanke entered into an agreement for reserving the land use right of a 210,793.30 square meter parcel of land immediately on the west side of Guanke Technology Park on May 24, 2006. The terms and conditions of the future purchase of this reserve land are subject to the then-current negotiation between Jinjiang Land Reservation Center and Guanke. The land plan for construction on this parcel of land was approved by the Planning, Construction, and Real Estate Management Bureau of Jinjiang City on May 19, 2006. Guanke is not required to purchase the land use right. If it reaches agreement on price with the Jinjiang Land Reservation Center and purchases the right, that right would not be subject to the current agreement granting Mr. Or a purchase option on the land described below.

As of December 31, 2010, we had already invested in excess of $35.6 million in the Guanke Technology Park. The investment includes $8.6 million of costs to acquire the land and $27.0 million of building infrastructure and equipment, which includes grants received from the PRC municipal government of $7.2 million. We intend to continue to construct, maintain and operate additional facilities to meet our increasing production capacity. In addition, we plan to include developing the parcels with supply chain partners (such as LCD upstream suppliers of glass, backlights, polarizers, and lamps), at our own cost or share such costs with those partners, in order to provide just on time delivery of components to our manufacturing facilities, reducing our inventory and overhead costs. Once suppliers co-locate at Guanke Technology Park, we expect to achieve synergies with reduced transportation costs and time and additional contract manufacturing capabilities to provide increased economies of scale. In the meantime, as owner of the facility, we may also collect rents for leasing such facilities to our partners.

In May 2009, Guanke moved its existing production lines to the new factory at Guanke Technology Park. Guanke Technology Park currently contains one manufacturing building and two dormitories occupying 19,948 square meters of land. The current manufacturing building has four production lines with maximum capacity for eight production lines. The current manufacturing building has two monitor production lines with maximum annual capacity of three million units, two television production lines with maximum annual capacity of two million units, and one SMT production line with maximum annual capacity of 22 million print points. Upon full utilization of the current manufacturing building, we expect to be able to double our current production capacity.

Guanke Technology Park is subject to an option to Mr. Burnette Or to purchase the land-use rights and the facilities at any time prior to March 18, 2012, subject to entering into a long-term fair market value lease to Guanke for the entire facility. The purchase price for the option will be the sum of all our costs and expenses to acquire the land use rights plus all costs and expenses relating to the building of structures on the land. As of December 31, 2010 the costs to acquire the land were $8.6 million and the total expenses related to buildings and improvements were $17.7 million, which includes a government subsidy of $7.2 million. The terms of such lease will be negotiated at the time, if any, that the option is exercised, which terms will address the party responsible for the continued development of the land and facilities. The option may be extended by one year at the request of Mr. Or. The option does not include the land use right for the 210,793.30 square meter parcel of land immediately on the west side of Guanke Technology Park that Guanke has an agreement to acquire.

As an incentive to the development of Guanke Technology Park, the Fujian provincial government built a 110kW transformer substation on site at a cost of US$5 million, which provides power supply for the Guanke Technology Park.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this annual report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

Our financial statements are prepared in US$ and in accordance with accounting principles generally accepted in the United States. See “Foreign Exchange Risk” below for information concerning the exchanges rates at which Renminbi were translated into US$ at various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own brands and distribution in the Chinese flat panel display market.  Our main products are LCD/LED monitors, TVs, and other application specific products.  Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

Our strategy is to sell our high quality, competitively priced, branded products through wholesale and retail channels focused on Tier 3 and Tier 4 cities in China and their adjoining rural areas. We believe these smaller, less sophisticated, more price-sensitive markets are under-served by the large global consumer electronics brands.  Our goal is to establish a dominant position in LCD electronics products within these markets based upon our superior quality and feature set.

Our business model is marketing-driven with multiple channels and multiple brands. We have three principal elements:

•	a distinct distribution channel in the form of a national network of independent retail outlets operating under the “SGOCO Image” name;

•	an actively-managed portfolio of brands that have strong local appeal; and

•	a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio.

By integrating these three elements, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for ourselves. We believe most of our competitors in the emerging Chinese domestic market are relatively unsophisticated and either focus on the low margin OEM business or offer generic brands that lack the international quality standard and rich feature set of SGOCO products.  While we have focused our marketing and sales efforts on the Chinese market, we are open to opportunistic export orders.

Our PRC subsidiaries, Guanke, Guanwei, Guancheng, and Jinjiang Guanke, maintain their books and records in Renminbi, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries’ assets and liabilities into US$ using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries’ financial statements are recorded as accumulated other comprehensive income.

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements or otherwise stated in this annual report were as follows:

•
The balance sheet amounts with the exception of equity were translated using 6.59 RMB and 6.82 RMB to $1.00 at December 31, 2010 and 2009, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2010, 2009 and 2008 were 6.76 RMB, 6.82 RMB and 6.94 RMB to $1.00, respectively.

Critical Accounting Estimates

Our plan of operation is based in part upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to the consolidated financial statements.

Our management evaluates our estimates on an on-going basis. The most significant estimates relate to collectability of receivables and the fair value of financial instruments. We base our estimates on our historical and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Accounts receivable and other receivables

Our management reviews the composition of receivables and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, known bad debts are written off against allowance for doubtful accounts when identified. As we continue to expand our business, we may loosen credit terms with customers with long term relationships. We also perform credit checks on new customers to ensure new customers have strong financial conditions. Further, as a part of the allowance assessment, our management reviews payment history. The aforementioned procedures all rely on historical performance; however, historical results are not indicative of future collection performance, which may expose us to adjustments that could have material impact.

Fair value of financial instruments

We generally do not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks. However, certain financial instruments, such as warrants, which are indexed to our common stock, are classified as liabilities. Determining the fair value on derivative financial instruments involves judgment and the use of certain relevant assumptions including, but not limited to, interest rate risk, credit risk, and equivalent volatility. The use of different assumptions could have a material effect on the estimated fair value amounts.

Analysis of Operations Results

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Revenue

Our sales increased by $149.43 million, or 220.2%, to $217.30 million in the year ended December 31, 2010 up from $67.87 million in the year ended December 31, 2009.  The significant growth in sales resulted from the addition of new customers and increased sales from existing customers.  Two new large customers provided $60.04 million in revenues or 40.2% of the total revenue increase.  Moreover, three pre-existing customers increased their sales over the previous year by $37.4 million, thereby accounting for another 25.1% of the revenue increase.  When comparing the sales for 2010 and 2009, it is important to remember that in the first half of 2009, we operated out of a much smaller facility that limited our production capacity.  Once we had established ourselves in the new production facility, we were able to take advantage of demand for our products and sell a far greater number of products.  The overall market situation in 2010 was much better than 2009 when repercussions of the global financial crisis still lingered.  Finally, we saw strong export sales.  Our international sales increased by $28.76 million, or 1178.9%, to $31.20 million for the year ended December 31, 2010, up from $2.44 million in the year ended December 31, 2009.

The percentage of SGOCO brand sales, non-SGOCO brand and OEM manufacturing sales and other sales of electronic components for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2009
SGOCO brand sales	75.0%	79.2%
Non-SGOCO brand and OEM manufacturing	20.3%	10.4%
Other (electronic components)	4.7%	10.4%

During the year ended December 31, 2010, 35% of our revenues were generated from two customers.  The identity of our largest customers has generally changed from period to period.  Only one of the customers that represented greater than 10% of our revenue during the year ended December 31, 2010, represented greater than 10% of our revenue during the year ended December 31, 2009. The three material customers that comprised 64% of our revenues in fiscal 2009 were replaced by larger customers in 2010.  Changes in our top customers arose primarily as a result of our rapid growth, coupled with a broadening of our customer base. Additionally, our sales efforts are concentrated on the customers with whom we have been able to negotiate the most favorable terms and are subject to change from period to period.

Cost of goods sold

Cost of goods sold increased by $126.84 million, or 219.6%, to $184.60 million in the year ended December 31, 2010 from $57.76 million in the year ended December 31, 2009. The cost of goods sold is primarily composed of the cost of panels, direct labor and other overhead expenses.  The increase in the cost of goods sold was mainly due to the increase in unit sales and a corresponding increase in purchases of raw materials to manufacture products.  Our main production materials are LCD panels, main boards, metal and plastic parts, speakers, packing materials, and cables.

Gross margin

As a percentage of total sales, our overall gross margin was 15.1% for the year ended December 31, 2010 compared to 14.9% for the same period the previous year.

Selling expenses

During the year ended December 31, 2010, selling expenses were approximately $0 .70 million, an increase of $0.58 million, or 498.8%, from $0.12 million the year before. The increase was due to the increase in sales volume and a corresponding increase in selling expense.

General and administrative expenses

General and administrative expenses amounted to approximately $6.44 million for the year ended December 31, 2010, an increase of approximately $5.55 million, or 624.4%, compared to approximately $0.89 million the previous year. The increase was mainly due to (i) $1.04 million in costs related to our reverse merger in March 2010; (ii) $0.98 million in costs related to professional fees including audit, legal and consulting fees associated with being a public company in 2010; and (iii) $0.5 million in costs related to an increased headcount to meet production growth, the hiring of new officers and office lease.

Interest expense

Net interest expense was approximately $0.93 million, an increase of $0.10 million, from $0.83 million the year before. The increase was due to the increase in debt necessary to support sales growth and investment in new production capacity.

Income before income taxes

As a result of the foregoing factors, income before tax increased by $15.26 million, or 186.2%, to $23.45 million in the year ended December 31, 2010, compared with $8.19 million for fiscal 2009.

Income taxes

Income tax was $3.51 million in fiscal 2010 compared with $1.03 million for fiscal 2009.  Guanke was granted an income tax exemption for two years commencing from January 1, 2007 and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Net income

As a result of the various factors described above, net income increased $12.77 million, or 178.4%, to $19.93 million in fiscal 2010 from $7.16 million in fiscal 2009. The net income margins were 9.2% and 10.6% for the fiscal years ended December 31, 2010 and 2009, respectively.  The lower margin in 2010 was attributable to the large increase in general and administrative expenses.

Comparison of Fiscal Years Ended December 31, 2009 and 2008

Revenue

Our sales increased by $24.08 million, or 55.0%, to $67.87 million in the year ended December 31, 2009, from $43.79 million in the year ended December 31, 2008. The significant increase in sales was due to our growth during the year.

The percentage of SGOCO brand sales, non-SGOCO brand and OEM manufacturing sales and other sales of electronic components for the years ended December 31, 2009 and 2008 are as follows:

	For the year ended December 31, 2009	For the year ended December 31, 2008
SGOCO brand sales	79.2%	69.6%
Non-SGOCO brand and OEM manufacturing	10.4%	22.6%
Other (electronic components)	10.4%	7.8%

The identity of our largest customers has generally changed from period to period. During the year ended December 31, 2009, 47% of our revenues were generated from three customers that were not material customers during 2008. Further, during 2009, we lost three material customers that comprised 42% of our revenues during fiscal 2008. Our largest customers have changed from previous periods primarily as a result of our rapid growth, coupled with a broadening customer base, which decreased the significance of these customers. In addition, we sell our products to the customers with whom we have been able to negotiate the most favorable terms, as a result, our customer base can change from period to period.

Cost of goods sold

Cost of goods sold increased by $20.05 million, or 53.2%, to $57.76 million in the year ended December 31, 2009 from $37.71 million in the year ended December 31, 2008. The cost of LCD sales is primarily composed of the cost of direct raw materials, direct labor and other overhead expenses. The increase in cost of goods sold was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products.

Our main production materials are LCD panels, main boards, plastic parts, speakers, packing materials, metal parts and cables.

Gross margin

As a percentage of total sales, our overall gross margin was 14.9% for the year ended December 31, 2009, compared to 13.9% for the same period the previous year. The one percentage point increase in gross margin was primarily due to more efficient cost control and greater pricing power in the distribution channel.

Selling expenses

During the year ended December 31, 2009, selling expenses were approximately $0.12 million, a decrease of $0.09 million, or 44.6%, from $0.21 million the year before. The decrease was due to reduced export business expenses, such as customs fees, docking fees and other export related expenses offset by increased sales and distribution expenses.

General and administrative expenses

General and administrative expenses amounted to approximately $0.89 million for the year ended December 31, 2009, an increase of approximately $0.33 million, or 58.2%, compared to approximately $0.56 million the previous year. The increase also reflected the increase in employee benefits to $0.25 million in fiscal 2009 from $0.20 million in fiscal 2008, a net increase of 25.0%.

Interest expense

Net interest expense was approximately $0.83 million, an increase of $0.77 million, from $0.06 million the year before. The increase was due to the increase in debt necessary to support sales growth and investment in new production capacity.

Income before income taxes

As a result of the foregoing factors, income before tax increased by $2.97 million, or 56.9%, to $8.19 million in the year ended December 31, 2009, compared with $5.22 million for fiscal 2008.

Income taxes

Income tax was $1.03 million in fiscal 2009 compared with none for fiscal 2008 due to an income tax holiday. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Net income

Net income increased $1.94 million, or 37.2%, to $7.16 million in fiscal year 2009 from $5.22 million in fiscal year 2008, as a result of the various factors described above. The net income margins were 10.6% and 11.9% for the fiscal years ended December 31, 2009 and 2008, respectively. The lower margin in 2009 was attributable to income taxes from which we were exempt in 2008; without the income tax effect, the comparable margin (pre-tax income) in 2009 was 12.1%.

Analysis of Financial Condition

Comparison as of December 31, 2010 and December 31, 2009

Accounts Receivable

Accounts receivable increased to $56.03 million as of December 31, 2010, an increase of 197.0% from $18.87 million as of December 31, 2009. The significant increase in accounts receivable was due to the strong sales growth of 220.2% compared to 2009. Despite the large increase in accounts receivable, our accounts receivable turnover rate improved to 5.8x (or a 63-day average collection period, or ACP) from 5.1x (or a 71-day ACP) in 2009. Careful monitoring of the credit quality of our customers enabled us to significantly increase sales without experiencing any major losses in our accounts receivables.

Inventory

Inventory increased to $17.29 million as of December 31, 2010, an increase of 331.0% from $4.01 million as of December 31, 2009. The significant increase in inventory was necessary to support our strong sales growth in 2010.

Advance to suppliers

Advances to suppliers including those to related parties increased to $23.31 million as of December 31, 2010 from $20.90 million as of December 31, 2009. The increase in advances to suppliers was necessary to ensure an uninterrupted supply of components as production volumes increased.  Additionally, the company expanded into new products such as 42-inch LCD TVs and 55-inch LCD TVs which required advances to suppliers.

As of December 31, 2010, we had $23.49 million in unrestricted cash and $38.68 million in working capital. As of December 31, 2009, we had $5.81 million in unrestricted cash and $7.86 million in working capital. The current ratios were 1.44 as of December 31, 2010 and 1.17 as of December 31, 2009.

	December 31, 2010		December 31, 2009
Cash including restricted cash	US $	30.03 million	US $	11.40 million
Working Capital		38.68 million		7.86 million
Current Ratio (Current assets/Current liabilities)		1.44		1.17

	FY 2010	FY 2009
Cash (including restricted cash)	$30.03 million	$11.40 million
Current Ratio (Current assets/Current liabilities)	1.44	1.17
Operating Leverage (non-current assets/Total assets)	0.17	0.30
Debt	$48.69 million	$38.66 million
Net Debt (Debt less cash)	$18.66 million	$27.26 million
Debt Leverage (Debt/Equity)	0.80	1.21
Equity Gearing (Equity/Total assets)	0.40	0.40

B. Liquidity and capital resources.

In 2010, we aggressively expanded our efforts in sales and distribution.  We also continued to invest in our new manufacturing facility in the Guanke Technology Park.  The combined impact of these activities was a significant increase in expenses.  We met these requirements through a combination of additional capital contributions, bank financing and government subsidies.

Revenue in 2010 increased 220.2%.  Accounts receivable turnover improved to 5.8x (or a 63-day average collection period, or ACP) from 5.1x (or a 71-day ACP) in 2009. We carefully monitor the credit quality of our customers and, consequently, we were able to significantly increase sales without experiencing any major losses in accounts receivables.

Our 2010 inventory turnover rate improved significantly to 17.3x (or 21 days on hand, or DOH) from 9.4x (or 38 DOH) in 2009. The improvement stemmed from better coordination between our sales and manufacturing departments and a revamping of our logistics system. The overall cash conversion cycle in 2010 was 84 days (ACP plus DOH). Our goal is to continue to maintain our accounts receivable and inventory within a 80 to 100 days conversion cycle.

Costs of goods sold increased in 2010 by 219.6%.  However, at the same time we slowed our accounts payable turnover to 10.4x (or 35 days average payment period) from 20.7x (or 18 days average payment period) in 2009. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality supplies of LCD panels, the critical component in all our products. To further ensure LCD panel supply, we secure allocations of future production by paying advances to key LCD panel suppliers directly as well as through related entities that serve as our purchasing agents.

Our working capital requirement in 2010 was approximately $13.52 million, broken out as follows:

Increase in accounts receivable (including with related parties)	$35.61 million
Advances to suppliers (including through related parties)	1.65 million
Less: Increase in accounts payable	(27.64) million
Less: Increase in notes payable	(6.82) million
Less: Increase in customer deposits (including through related parties)	(2.40) million
Add: Decrease in taxes payable	1.52 million
Add: Increase in inventory	12.81 million
Less: Increase in accrued liabilities and other payable	(1.21) million
Net working capital requirement in 2010	$13.52 million

Also in 2010, we continued to invest in equipment and building for the Guanke Technology Park. The cash required by this investment program in 2010 was approximately $3.56 million.

We had sufficient capital resources, both internal and external, to cover our working capital and investment requirements. In addition to operating profits, we relied upon (a) additional equity contributions from shareholders; (b) a subsidy from the Jinjiang City Government to support technology development and manufacturing; and (c) various short-term lines of credit and trade finance facilities from several commercial banks.

Internal Capital
Net Income	$19.93 million
Depreciation and amortization	1.61 million
Change in fair value of warrant derivative liability	0.29 million
External Capital
Proceeds from reverse merger	4.72 million
Proceeds from public offering in December 2010	5.29 million
Equity Contribution	0.37 million
Government Subsidy	1.16 million
Bank Financing (net of Repayments and Cash Collateral Requirements and including financing through shareholder)	0.90 million
Total Capital Resources	34.27 million
Less: Working Capital & Investment Requirement	(17.08) million
Effect of exchange rate on cash	0.50 million
Increase in Company Cash	$17.69 million

Our principal source of liquidity has been cash generated by our operations, borrowings, and the net proceeds received from the business combination we completed in March 2010 and public offering in December 2010. In the past, we have received interest-free working capital loans from related parties, and have provided such loans to related parties. As of December 31, 2010, we held $23.49 million in unrestricted cash and had working capital of $38.68 million. Our unrestricted cash consists of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC and Hong Kong.

Our principal uses of cash have been to fund working capital requirements and to scale-up our manufacturing capacity through investments in equipment and construction. Our principal sources of cash have been from the credit facilities discussed in more detail in the section titled “Debt” below. As described below, we have in the past been able to renew our credit facilities. We renewed one credit facility with Bank of Communications in August 2010, one credit facility with Industrial Bank Co., Ltd. in November 2010 and the other credit facilities with Industrial and Commercial Bank of China and Agricultural Bank of China in September 2010. We have been making these types of credit arrangements since our inception and expect to be able to renew these facilities in the future. Based on our current expectations, we believe the amounts available to us from our credit facilities will be sufficient to fund our operations during the next twelve months. The foregoing assumes that we are able to renew these facilities when they expire, that our accounts receivables are converted to cash on a timely basis and that we do not encounter any unforeseen costs or expenses.

The expiration dates of our facilities are discussed in more detail in the section titled “Debt” below, and range from January 2011 to December 2011. Although, we have in the past been able to renew these facilities and repay the loans and borrow again from the same banks, there is no assurance that we will be able to renew these facilities in the future. If we are unable to renew these facilities in the future, we will need to raise financing from alternative sources for which we have no commitments during the next twelve months. During this period, we also expect to continue to invest funds in the development of the Technology Park and the expansion of the SGOCO Image model. In order to make these investments, we will require additional external financing. Although we have committed to investing not less than $50 million in development of the Technology Park, there is no compulsory schedule or deadline by which SGOCO must complete its investment commitment. As of December 31, 2010, we had already invested in excess of $35.6 million in the Guanke Technology Park. The investment includes $8.6 million of costs to acquire the land and $27.0 million of building infrastructure and equipment, which includes grants received from the PRC municipal government of $7.2 million. The amount and timing of any future investments in the Guanke Technology Park will be based on our future growth. We may require external financing to fund these additional investments, and the failure to obtain such financing may limit our ability to make the foregoing investments. In  order to raise additional financing, we may sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and ability to pay dividends to shareholders, among other restrictions. If we cannot obtain additional equity or debt financing as required, we will, among other items, be required to tighten credit terms, hold less inventory, reduce advances to suppliers and slow investment in plant and machinery, which would result in slower growth in revenues and profits.

In addition, if we are required to fund the remaining registered capital commitments for Guanwei during 2011, as discussed in more detail in the section titled “Registered Capital Commitments” below, we will require additional cash for which we currently have no commitments. We intend to use the funds from any registered capital to continue the development of the Guanke Technology Park.

Debt

We fund much of our operations from short term notes drawn upon lines of credit, as well as short term bank loans, with various PRC banks. As of December 31, 2010, our notes and letters of credit totaled approximately $26.35 million, our short term bank loans totaled $18.20 million and our short term loan from shareholder totaled approximately $2.55 million.

When purchasing raw materials, we often issue a short term note payable to the vendor funded with draws on the lines of credit. These short term notes are guaranteed by the bank for its complete face value through a letter of credit and usually mature within three to six months of issuance. The banks either charge interest or require us to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash. As of December 31, 2010, $6.54 million of restricted cash was collateral for the $26.35 million in notes payable. The notes payable are also secured by a pledge of our operating equipment.

Our bank loans represent amounts due to various banks and are normally due within one year and can be renewed with the banks. As of December 31, 2010, approximately $13.5 million of the bank loans are secured with our land use rights, and $18.2 million of the bank loans are guaranteed by Messrs. Burnette Or and Tin Man Or.

We have written credit facilities with four banks pursuant to which we issued a portion of the notes payable and bank loans discussed above. We have:

•	a facility with the Bank of Communications in the amount of $16.4 million (RMB 108.3 million) with an expiration date of August 6, 2011;

•	a facility with the Agricultural Bank of China in the aggregate amount of $10.3 million (RMB 68 million) with an expiration date of September 1, 2011;

•	a facility with Industrial and Commercial Bank of China in the amount of $15.2 million (RMB 100 million) with an expiration date of December 31, 2011; and

•	a facility with Industrial Bank Co. Ltd. in the aggregate amount of $8.3 million (RMB 55 million) with an expiration date of November 7, 2011.

The renewal term of these facilities is one year and does not contain any requirement for the maintenance of financial covenants, although we are required to maintain certain amounts of restricted cash against these credit facilities. As of December 31, 2010, we had approximately RMB 25.10 million (or $3.81 million based on the exchange rate as of December 31, 2010) available to us with Agricultural Bank of China, RMB 3.02 million (or $0.46 million based on the exchange rate as of December 31, 2010) available under our facility with Bank of Communications, RMB 42.93 million (or $6.51 million based on the exchange rate as of December 31, 2010) availability with Industrial and Commercial Bank of China, and RMB 0.05 million (or $0.01 million based on the exchange rate as of December 31, 2010) available under our facility with Industrial Bank Co. Ltd.

The remainder of our short-term borrowings are with Industrial Bank Co., Ltd., and consist of short-term loans, each of which is represented by a written note agreement. All of our borrowings mature at various dates within one year. The renewal term of the facilities is generally one year and generally does not contain any requirement for the maintenance of financial covenants. In the past, we have been able to pay off the loans on the due dates and borrow again from the same banks. We have been making these types of loan arrangements since our inception. These types of financing arrangements are very similar to revolving lines of credit in the United States and are common practice in China. Amounts outstanding under these short term notes, lines of credit and bank loans are presented in our financial statements as short term loans.

The Company’s shareholder, Sunzone Investments Ltd, loaned $2,545,439 to Honesty Group for the entity’s cash flow purposes. The loan is non-interest bearing, unsecured, and is payable in cash on demand.

Intercompany Loans and Capital Contributions

We may make loans or additional capital contributions to our PRC subsidiaries to finance their operations. Any loans or capital contributions to our PRC operating subsidiaries are subject to restrictions or approvals under PRC laws, rules and regulations. For example, loans by us to our operating subsidiaries in China, which are foreign-invested enterprises, to finance their activities may not exceed statutory limits and must be registered with the local SAFE branch. We may also decide to finance our PRC operating subsidiaries by making additional capital contributions to such entities. The PRC Ministry of Commerce or its local counterparts must approve these capital contributions. Although we have been able to obtain these government approvals in the past, we cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to any such loans or capital contributions. If we fail to receive such approvals, our ability to use the proceeds of any equity or debt offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Registered Capital Commitments

One of Honesty Group’s subsidiaries, Guanwei, has registered capital of $11,880,000. As of December 31, 2010, $3,130,000 had been invested by Honesty Group in Guanwei. According to an agreement reached with the local government agency, the Jinjiang Bureau of China’s State Administration of Industry and Commerce, or SAIC, the remaining registered capital of $8,750,000 for Guanwei must be contributed by the end of 2011. The SAIC provided Honesty Group with this additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region through its investment in the Guanke Technology Park. If Honesty Group is unable to make the registered capital payments during 2011, it believes it will be able to reach agreement with the SAIC to further defer its obligation to pay the remaining registered capital, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments in the Technology Park. If it fails to reach such an agreement for deferral, Honesty Group would have an obligation to fund Guanwei or to apply for a reduction in the remaining registered capital, which may not be granted. If Honesty Group fails to contribute the registered capital, it may be penalized with fines of 5 – 15% over the amount of unpaid capital, and, in certain cases, the business license for Guanwei  may be revoked, which may result in its inability to conduct business in China. If Honesty Group is required to fund the remaining registered capital in full, SGOCO or Honesty Group will need to raise external financing, for which they have no commitments.

Related Party Transactions

In the past, we and BORO have provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. We utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. We provided BORO with such loans in prior periods as BORO was a significant customer.

During the years ended December 31, 2010, 2009 and 2008, the largest loan amounts outstanding from BORO for the benefit of SGOCO were $2.9 million, $2.3 million and $2.8 million, respectively, and the largest loan amounts outstanding from SGOCO for the benefit of BORO were $4.8 million, $2.8 million and $733, respectively. After October 2010, we did not engage in any such transactions with BORO.  As of the date hereof, no amounts remained outstanding from either party. Sun Zone no longer holds an interest in BORO.

Our majority shareholder, Sunzone Investments Ltd, loaned $2.5 million during the fourth quarter of 2010 to Honesty Group for the entity’s cash flow purposes. The loan is non-interest bearing, unsecured, and is payable in cash on demand.

Inflation

Inflationary factors, such as increases in the cost of raw materials and components and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

C. Research and development, patents and licenses, etc.

Product Development

Starting in 2009, we initiated several product development initiatives aimed at meeting evolving market demand and at strengthening our position as a value-priced producer of branded LCD products:

•
Manufacturing plan for cost-efficient migration to larger screen sizes for LCD monitors and TVs up to a maximum of 55 inches. We saw SGOCO’s market’s “sweet-spot” to move for monitors from 19” to 22” in 2009, to 22” to 27” in 2010, and for televisions from 22” to 26” in 2009, to 28” to 55” in 2010.

•
Design engineering and testing on several new products for future introduction based on market demand: All-In-One PC (PC integrated into LCD monitor); Internet TV (LCD TV with web browsing capability); Mobile Internet Devices such as Netbooks; Multi-Touch Screen Monitors; E-Readers; 3D LCD TVs; LED-backlit monitors; Large-scale, multi-screen Display Systems for advertising, public announcement, and other institutional uses.

Prototyping its own LED backlight module to replace conventional CFL backlights in a new family of thin LCD monitors. We also began work on developing a module design suitable for mass production on our existing tools. We have historically outsourced a significant portion of our product development to third-party design houses working on a project basis. This has allowed us to control engineering expenses while we increased revenues to a larger base. Going forward, we anticipate bringing more of these critical engineering functions in-house.

Please see footnote 1 “Organization and description of business – Research and development costs” in the consolidated financial statements included in this annual report for a discussion of our research and development costs during the last three fiscal years.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

F. Tabular disclosure of contractual obligations.

We entered into a Guanke Technology Park Investment Agreement with the Municipal Government of Jinjiang City on March 31, 2006, as amended on July 7, 2006. Pursuant to this investment agreement, the government was responsible for providing infrastructure such as water, power, and roads available for construction and development. We are committed to investing not less than $50 million in development of the Technology Park. As of December 31, 2010, the Company has already invested in excess of $35.6 million in the Guanke Technology Park. The investment includes $8.6 million of costs to acquire the land and $27.0 million of building infrastructure and equipment, which includes grants received from the PRC municipal government of $7.2 million. There is no compulsory schedule or deadline by which we must complete its investment commitment.

Two of Honesty Group’s subsidiaries, Guanwei and Guancheng, were formed on June 22, 2007, with registered capital of $11,880,000 and $7,800,000. Under PRC law, the registered capital of a company is regarded as corporate property, and it is the shareholder’s obligation to fulfill its subscribed capital contribution according to the provisions of PRC law and the PRC company’s charter documents. As of December 31, 2010, $3,130,000 and $7,800,000 had been invested by Honesty Group in the above subsidiaries. According to an agreement reached with the SAIC, the remaining registered capital of $8,750,000 for Guanwei must be contributed by the end of 2011. The SAIC provided Honesty Group with additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region. If Honesty Group is unable to make the registered capital payments during 2011, it believes it will be able to reach agreement with the SAIC to further defer the obligation to pay the remaining registered capital, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments.

Except as discussed above, we do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age	Position
Burnette Or	44	Chief Executive Officer, President and Director
Zhongsheng Lv	48	Treasurer
Robert Lu	47	Chief Executive Officer of Guanke
William Krolicki	42	Vice President of Finance
Tin Man Or	68	Director
Weiwei Shangguan	37	Director
Frank Wu	39	Director
Robert Eu	48	Director
John Chen	39	Director
James C. Hu	38	Director

Burnette Or, Chief Executive Officer, President and Director.  Mr. Or is a seasoned IT entrepreneur with experience in sales, marketing, business development and investment and finance in China and the U.S. Mr. Or started his career in the manufacturing division of Hewlett Packard where he worked from 1989 to 1997. From 1997 to 2005, Mr. Or served as Chief Representative of the China region for Chuntex Electronics Co. (Taiwan), maker of “CTX” brand of LCD monitors and was instrumental in establishing CTX as a top market participant in China. He holds bachelor’s and master’s of science degrees in electrical engineering from Oregon State University in the United States. Mr. Burnette Or is the son of Tin Man Or.

Zhongsheng Lv, Treasurer of SGOCO.  Mr. Lv has acted as Treasurer for Guanke since September 2008. He is experienced in auditing and financial management. Mr. Lv served as Financial Director for Quanzhou ZhengYi Sports Utilities Co., Ltd. from 2006 to 2008 and for Quanzhou TongHai Auto Dealing & Services Co., Ltd. from 2003 to 2006. Prior to that, Mr. Lv was the financial manager at Quanzhou WanGuo Auto Dealing & Services Co., Ltd. and Quazhou FengZeHuiHao Plastic Products Co., Ltd. Mr. Lv started his career as financial manager and deputy director of Quanzhou Honglong Fire Resistant Materials Factory. Mr. Lv holds a degree from the Vocational School of China Railway Corporation in financial management.

Robert Lu, Chief Executive Officer of Guanke.  Mr. Lu, has been the Chief Executive Officer of Guanke since October 19, 2009. Mr. Lu has over 20 years experience in the display industry in China and North America. Prior to joining SGOCO in 2009, Mr. Lu served as vice general manager at TPV Technology Group China operations, responsible for AOC products sales, marketing, and OEM business development. Before 2004, Mr. Lu held various management positions at TPV Technology Group North America operations in executive staff, product development, customer service, field marketing, OEM, e-commerce business development and corporate marketing. From 1992 to 1994, Mr. Lu worked as the special assistant of VP at TPV China manufacturing facility in charge of product development and quality assurance. Mr. Lu earned a bachelor’s degree in Space Physics from National Wuhan University and a masters’ degree in Electrical Engineering from the City University of New York in the United States.

William Krolicki, Vice President of Finance of SGOCO.  Mr. Krolicki joined SGOCO in August 2010. From 2002 until August 2010 Mr. Krolicki worked as an independent consultant advising companies on investments in China. The scope of his work included mergers and acquisitions and foreign direct investment in China. Mr. Krolicki holds an MBA from the Wharton Business School.

Tin Man Or, Director. Mr. Or has over 35 years of experience in the manufacturing industry. He was a teacher at Jinjiang Yinling Elementary School from 1963 to 1973. From 1974 to 1980, he served as an engineer in a textile company in Hong Kong. After that, he worked as a general manager for Hong Kong Dong Sheng Trading Co., Ltd., Hong Kong Di Gao Trading Co., Ltd., and Hong Kong Run Feng Group Co., Ltd. Mr. Or has served as general manager of Honesty Group since 2005. Mr. Tin Man Or owns Sun Zone Investments Limited, which owned 80% of the outstanding stock of Honesty Group prior to the Acquisition. Sun Zone Investments Limited is also the parent company of Mosview Technology Group Ltd., a PRC company that owns BORO (Fujian) Electronic Co., Ltd., a supplier to Guanke.

Weiwei Shangguan, Director.  Ms. Shangguan worked with China Ping An Insurance Co., Ltd., Yichuang Branch as claim management manager from 1995 to 2000. She worked as deputy general manager with New China Life Insurance Co., Ltd. Wuhan Branch from 2000 to 2002. After leaving the insurance industry, she served as assistant to chairman of the board of Beijing Kangdi Pharmacy Eo., Ltd. for two years and, from 2004 to 2006, as deputy general manager and vice president of ADI Cheng Zhou Technology Co., Ltd., a leading monitor manufacturer. Ms. Shangguang holds a bachelor’s degree in accounting from Hubei University. Ms. Shangguang joined Honesty Group as director in 2006.

Frank Wu, Director.  Mr. Wu is currently the director of the sales department for Massachusetts Mutual Life Insurance Co. Prior to his current position, Mr. Wu served as the director of the accounting department for the Beijing Branch of Anbang Insurance Co. from 2005-2007. While with Anbang Insurance Co. Mr. Wu was responsible for managing Anbang’s financial affairs in the Beijing area. Mr. Wu holds a Bachelor of Arts degree in business management from Beifang Technology University.

Robert Eu, Director.  Mr. Eu has been a director since our inception. He was our Secretary and Chief Financial Officer until September 4, 2009. Since 1998, Mr. Eu has served as a Managing Director for W.R. Hambrecht + Co., LLC (“WR Hambrecht + Co”) a San Francisco-based investment bank. Mr. Eu founded WR Hambrecht + Co’s investment banking practice in Asia in 2003. Prior to WR Hambrecht + Co, Mr. Eu was a Managing Director of H&Q Asia Pacific from 1992 until 1998, an affiliate of Hambrecht & Quist, where he co-founded its Hong Kong office and China investment practice. Mr. Eu has been a director of Eu Yang Sang (Hong Kong) Limited, a manufacturer and retailer of traditional Chinese medicine, since 1997 and became non-executive chairman of the Board on January 1, 2010. Mr. Eu has been a director and the Chairman of AEX Enterprises Limited (“AEX Enterprises”) since 2003. AEX Enterprises’ primary operating subsidiary is Boom Securities (H.K.) Limited (“Boom Securities”). Boom Securities is a licensed broker/dealer regulated by the Securities and Futures Commission (SFC) of Hong Kong and headquartered in Hong Kong. Mr. Eu worked for Citibank from 1987 until 1992 in the Private Banking Group in Hong Kong. Mr. Eu is a graduate of Northwestern University with a B.A. in History.

John Chen, Director.  Mr. Chen has been a director since November 2010. Since May 2004, Mr. Chen has served as the Chief Financial Officer of General Steel Holdings, Inc., a NYSE listed company. From October 1997 until May 2003, Mr. Chen served as a Senior Accountant at Frazer Frost, LLP. Mr. Chen holds a Bachelor of Science degree in business administration and accounting from California State Polytechnic University, Pomona.

James C. Hu, Director.  Mr. Hu has been a director since November 2010. Since 2006, Mr. Hu has served as Head of Credit Analysis at Standard Chartered Bank (China) Ltd. From 2004 until 2006, Mr. Hu served as Senior Finance Manager of Anesiva, Inc. From 1996 until 1999, Mr. Hu served as a Senior Auditor at Deloitte Touche Tohmatsu. Mr. Hu holds a MBA from the Darden Graduate School of the University of Virginia and a Bachelor of Arts degree in economics from the University of California at Berkeley.

Pursuant to the share exchange agreement we entered into in connection with the Acquisition, Robert Eu remained as a director, and we appointed Burnette Or, Tin Man Or, Weiwei Shangguan and Frank Wu to serve as our directors.

B. Compensation.

For the fiscal year ended December 31, 2010, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately $0.1 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors.

Employment Agreements

We entered into an employment agreement with Mr. Burnette Or on February 1, 2010, as amended on April 2, 2010, pursuant to which Mr. Or agreed to become the President and Chief Executive Officer of SGOCO with an annual gross salary of $350,000. Mr. Or will be eligible to receive certain performance bonuses (to be determined at year end) and may be entitled to certain stock options (to be determined after a stock option plan is put in place). Mr. Or is an at-will employee of SGOCO and either party may terminate the employment agreement at any time for any reason or no reason. Mr. Or agreed to waive his base salary for the year 2010 and no bonus was paid in 2010.

We entered into an employment agreement with Mr. Robert Lu on February 1, 2010, as amended on April 2, 2010, pursuant to which Mr. Lu agreed to become the Chief Executive Officer of Guanke with an annual gross salary of $100,000. Mr. Lu will be eligible to receive performance bonuses up to 10% of his annual salary and may be entitled to certain stock options (to be determined after a stock option plan is put in place). No bonus was paid to Mr. Lu in 2010.  Mr. Lu is an at-will employee of SGOCO and either party may terminate the employment agreement at any time for any reason or no reason.

We entered into an employment agreement with Mr. William A. Krolicki effective as of July 31, 2010, pursuant to which Mr. Krolicki agreed to become the Vice President of Finance of SGOCO with a base salary of 60,000 RMB per month. Mr. Krolicki will also receive 3,700 shares and he will also be eligible to participate in SGOCO’s bonus program. The initial term of Mr. Krolicki’s employment is for three years during which time he may only be terminated as set forth in the agreement, and his employment is at-will thereafter. If we terminate Mr. Krolicki during the initial term as a result of death or disability or for cause (as defined in the employment agreement), or at any point after the initial term, he is entitled to his base salary through the date of termination and any benefits legally required to be paid to him. If we terminate Mr. Krolicki during the first year of the initial term without cause, he is entitled to one month of his base salary; if we terminate during the second year, he is entitled to two months’ salary; and if we terminate during the third year, he is entitled to three months’ salary.

2010 Equity Incentive Plan

On September 27, 2010, our board of directors approved the 2010 Equity Incentive Plan, or 2010 Plan, subject to shareholder approval which occurred on November 17, 2010.

Purpose.   The purpose of the 2010 Plan is to promote our success and to increase shareholder value by providing an additional means through the grant of equity compensation awards to attract, motivate, retain and reward selected employees and other eligible persons of SGOCO.

Shares Subject to 2010 Plan.   Subject to adjustments under certain conditions, the maximum number of shares that may be delivered pursuant to awards under the 2010 Plan is equal to 7% of the aggregate number of shares outstanding from time to time.

Administration.   The 2010 Plan shall be administered by, and all equity compensation awards under the 2010 Plan shall be authorized by, the board or one or more committees appointed by the Board (the “Administrator”). Any committee of the board that serves as the Administrator shall be comprised solely of one or more directors or such number of directors as may be required under applicable laws and may delegate some or all of its authority to another committee so constituted. Unless otherwise provided in our Memorandum and Articles of Association or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

Eligibility.   The Administrator may grant equity compensation awards under the 2010 Plan only to those persons that the Administrator determines to be either an officer, employee, director of SGOCO or a consultant or advisor of SGOCO (each of the foregoing, an “Eligible Person”); provided, however, that incentive stock options may only be granted to an Eligible Person who is an employee of SGOCO. Notwithstanding the foregoing, a person who is otherwise an Eligible Person may participate in the 2010 Plan only if such participation would not compromise our ability to comply with applicable laws (including securities laws). A participant may, if otherwise eligible, be granted additional equity compensation awards if the Administrator shall so determine.

Type and Form of Awards.   The Administrator shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2010 Plan, the Administrator may grant options to purchase ordinary shares, share appreciation rights, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of SGOCO.

Performance-Based Awards.   The Administrator may grant equity compensation awards as performance-based shares under the 2010 Plan. Each such equity compensation award will have an initial value that is established by the Administrator on or before the date of grant. The grant, vesting, exercisability or payment of performance-based equity compensation awards may depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or a level using one or more of the business criteria (on an absolute or relative basis) for SGOCO on a consolidated basis or for one or more of SGOCO’s subsidiaries, segments, divisions or business units, or any combination of the foregoing.

Transfer Restrictions.   Except as specifically provided in the 2010 Plan, (a) all equity compensation awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) equity compensation awards shall be exercised only by the relevant participant; and (c) amounts payable or shares issuable pursuant to any equity compensation award shall be delivered only to (or for the account of) the relevant participant. The 2010 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The Administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Amendment and Termination.   The 2010 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our board. Our board may amend, suspend or terminate the 2010 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board may not make any amendment in the 2010 Plan that would, if such amendment were not approved by the shareholders, cause the 2010 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2010 Plan or after termination of the 2010 Plan. No amendment, suspension or termination of the 2010 Plan or change affecting any outstanding equity compensation award shall, without written consent of the relevant participant, affect in any manner materially adverse to the relevant participant any rights or benefits of the relevant participant or obligations of SGOCO under any equity compensation award granted under the 2010 Plan prior to the effective date of such change.

C.  Board Practices.

Board of Directors

Our Board of Directors currently has seven directors. Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of less than two directors with no maximum number. Our directors shall hold office until their successors are elected or appointed.  We do not have service contracts with our directors (other than our employment agreement with Mr. Burnette Or), and do not provide our directors with any benefits upon termination of their service.

Subject to any provision to the contrary in the Articles, a Director may be removed by way of:

•
an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in the Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement); or

•
a two-thirds vote of the Board of Directors if such removal is for cause at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

The office of a Director shall be vacated if the Director:

•	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

•	becomes of unsound mind or dies;

•	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated;

•	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

•	is prohibited by law from being a Director; or

•	ceases to be a Director by virtue of any provision of Cayman law or is removed from office pursuant to the Company’s Articles.

No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director’s or officer’s votes are counted for such purpose, if:

•
the material facts as to the Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•
the material facts as to the Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

•	the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the shareholders.

The board of directors may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party.

Nasdaq Requirements for Director Independence

Under the Nasdaq Stock Market Marketplace Rules, or the Nasdaq rules, a majority of our directors must meet the definition of “independence” contained in those rules. Our Board has determined that Ms. Shangguan, Mr. Wu, Mr. Chen, and Mr. Hu meet the independence standards contained in the Nasdaq rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules and, in reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their independence.

Committees of Our Board of Directors

We have established three committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Messrs. Chen (Chairperson), Hu and Wu. Our board of directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of Nasdaq rules. In addition, our board of directors has determined that Messrs. Chen and Hu are “audit committee financial experts,” as defined by Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any accounting, internal accounting control or audit problems or difficulties and management’s response thereto;

•	meeting with general counsel or outside counsel to discuss legal matters that may have a significant impact on the financial statements;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of internal controls; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee.  Our compensation committee consists of Messrs. Wu (Chairperson), Hu and Chen. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of Nasdaq rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer:

•	reviewing and recommending to the board with respect to the compensation of our directors, principal executives and other key employees; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee.  Our nominating committee consists of Ms. Shangguan (Chairperson), Mr. Wu and Mr. Hu. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of Nasdaq rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•
identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•	develop and recommend to the board of directors a set of Corporate Governance Guidelines, and periodically review and reassess the adequacy of such guidelines;

•
reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us, as; and

•
advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

D. Employees.

We have approximately 630 employees as of December 31, 2010.  We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of April 15, 2011, with respect to the beneficial ownership of our ordinary shares by:

•	each director and executive officer; and

•	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after April 15, 2011 by the sum of (1) 17,258,356, being the number of ordinary shares outstanding as of April 15, 2011, plus (1) the number of ordinary shares such person or group has the right to acquire within 60 days after April 15, 2011. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent

Tin Man Or (1)	11,440,000	66.3%
Robert Eu (2)	230,818	1.3%
Burnette Or	—	—
Zhongsheng Lv	—	—
Robert Lu	—	—
William Krolicki	—	—
Weiwei Shangguan	—	—
Frank Wu	—	—
John Chen	—	—
James C. Hu	—	—
Principal Shareholders
Sze Kit Ting	2,860,000	16.6%
(1)           The shares listed in the table are held by Sun Zone Investments Limited, a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by Mr. Tin Man Or, father of Burnette Or. Of the shares listed, 4,640,000 shares owned by Sun Zone are held in escrow pursuant to an escrow agreement entered into in connection with the Acquisition and will only be released to the record owners if certain conditions are met.

(2)           Includes 77,937 shares held by AEX Enterprises Limited. Mr. Eu is the Chairman and a director of AEX Enterprises Limited and has voting and dispositive power over the shares held by AEX Enterprises Limited.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 15, 2011, we had 17,258,356 ordinary shares issued and outstanding. To our knowledge, as of such date, we had six record holders of our shares located in the United States that held an aggregate of 2,642,197 ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Mr. Tin Man Or owns Sun Zone Investments Limited, a British Virgin Islands corporation, that owned 80% of the outstanding stock of Honesty Group prior to the Acquisition. Sun Zone Investments Limited was also the parent company of Mosview Technology Group Ltd., or Mosview, and BORO (Fujian) Electronic Co., Ltd., or BORO. Sun Zone no longer owns an interest in Mosview or BORO. Honesty Group has conducted business with Mosview and BORO in the ordinary course of business. Mosview is an electronics trading company. We sell products to Mosview and purchases panels from Mosview. BORO is a manufacturing enterprise and a wholesale trader. We sell products to BORO, but do not purchase materials from BORO.  The related party information regarding this relationship is set forth in Note 17 in the Notes to Consolidated Financial Statements.

In the past, we and BORO have provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. We utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. We provided BORO with such loans in prior periods as BORO was a significant customer of SGOCO.

During the years ended December 31, 2010, 2009 and 2008, the largest loan amounts outstanding from BORO for the benefit of SGOCO were $2.9 million, $2.3 million and $2.8 million, respectively, and the largest loan amounts outstanding from SGOCO for the benefit of BORO were $4.8 million, $2.8 million and $733, respectively. As of the date hereof, no amounts remained outstanding from either party.

The Company’s shareholder, Sunzone Investments Ltd, loaned $2,545,439 to Honesty Group for the entity’s cash flow purposes. The loan is non-interest bearing, unsecured, and is payable in cash on demand.

Mr. Tin Man Or and Mr. Burnette Or have guaranteed certain indebtedness of Guanke to various banks under lines of credit. In addition, Guanke borrowed $190,412 payable on demand without interest for working capital needs from Mr. Burnette Or as of December 31, 2009, none of which was outstanding at December 31, 2010.

Mr. Wen Pu Ke, Guanke’s vice-general manager of Business Affairs, has granted Guanke an oral license to use certain patent pending technology and agreed to transfer the patents to Guanke without charge after the patent registration is complete.

In January 2010, we entered into promissory note agreements with two of our shareholders, Robert Eu and John Wang. Each loan was for a sum of $50,000, had a maturity date of July 1, 2010, which was extended to September 30, 2010, and bore interest at a rate of 5.25% per annum. The notes were satisfied by September 30, 2010.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Neither we nor or any of our subsidiaries is currently a party to any pending legal proceedings that are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we or any of our subsidiaries aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity.

Dividend Policy

We do not currently have any plans to pay any cash dividends in the foreseeable future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs, including the funds necessary to pay dividends to the holders of our ordinary shares. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Each of our Chinese subsidiaries is also required to set aside at least 10% of its after-tax profit based on China’s accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

The board of directors of each of our PRC subsidiaries, each of which is a wholly foreign owned enterprise, has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise. If we decide to pay dividends in the future, these restrictions may impede our ability to pay dividends. In addition, if any of these Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our board of directors has discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes.

In February 2011, Pope Investments II, LLC exercised a put option granted to it in March 2010 pursuant to which we purchased 250,000 ordinary shares from Pope Investments at a price of $8.00 per share.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been listed on the NASDAQ Global Market under the symbol “SGOC” since December 20, 2010.  Our warrants are quoted on the OTC Bulletin Board under the symbol SGTWF. Our ordinary shares, warrants, and units were previously traded on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consisted of one ordinary share and one warrant. Our ordinary shares and warrants commenced to trade separately from April 9, 2008.

The following table sets forth, for the calendar months, quarters and years indicated, the monthly, quarterly and annual high and low market prices for our ordinary shares, warrants and units as reported on the NASDAQ Global Market or OTC Bulletin Board, as applicable. Over the counter market quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Units		Ordinary Shares		Warrants
Annual Highs and Lows	High	Low	High	Low	High	Low
2010	$9.25	$7.00	$8.00	$4.50	$1.15	$0.18
2009	$9.50	$7.00	$7.98	$7.00	$0.65	$0.05
2008	$8.15	$6.50	$7.37	$6.12	$0.85	$0.13

Quarterly Highs and Lows	High		Low		High	Low	High	Low
2011
First Quarter	$	N/A	$	N/A	$5.25	$2.60	$0.30	$0.25
2010
Fourth Quarter	$	N/A	$	N/A	$8.00	$4.50	$1.00	$0.30
Third Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.00	$0.59
Second Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.15	$0.59
First Quarter		$9.25		$7.00	$8.00	$6.25	$1.02	$0.34
2009
Fourth Quarter		$9.50		$7.805	$7.82	$7.56	$0.75	$0.15
Third Quarter		$7.65		$7.52	$7.98	$7.58	$0.16	$0.11
Second Quarter		$7.25		$7.25	$7.65	$7.35	$0.55	$0.05
First Quarter		$7.90		$7.00	$7.49	$7.00	$0.20	$0.05

Monthly Highs and Lows	High		Low		High	Low	High	Low
March 2011	$	N/A	$	N/A	$8.00	$6.25	$0.30	$0.25
February 2011	$	N/A	$	N/A	$8.00	$6.25	$0.30	$0.30
January 2011	$	N/A	$	N/A	$8.00	$6.25	$0.30	$0.30
December 2010	$	N/A	$	N/A	$8.00	$4.50	$0.51	$0.51
November 2010	$	N/A	$	N/A	$8.00	$6.25	$0.27	$0.22
October 2010	$	N/A	$	N/A	$8.00	$6.25	$1.00	$0.30

The trading in our warrants on the OTC Bulletin Board has been very limited and sporadic, and as such, the price of these securities may not be reflective of their market value.

B. Plan of Distribution.

Not applicable.

C. Markets.

See “Item 9. The Offer and Listing - A. Offer and Listing Details” above.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-170674) originally filed with the Securities and Exchange Commission on November 18, 2010, as amended.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” in the footnotes to our financial statements or elsewhere in this annual report.

D. Exchange controls.

Renminbi is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. In China, SAFE regulates the conversion of Renminbi into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (e.g., remittance of foreign currencies for payment of dividends, etc.). However, conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, Honesty Group’s Chinese primary operating subsidiary, Guanke, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

Foreign exchange transactions continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if Honesty Group borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Honesty Group by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Honesty Group to obtain additional foreign exchange through debt or equity financing.

E. Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in or ownership of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, SGOCO Group, Ltd., may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises like SGOCO, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Since the EIT Law became effective in 2008, SGOCO has not been treated as a “resident enterprise.”

If the PRC tax authorities determine that SGOCO is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, SGOCO may be subject to enterprise income tax at a rate of 25% on SGOCO’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both SGOCO and Honesty Group are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiaries to Honesty Group and from Honesty Group to SGOCO would be exempt from PRC tax.

If SGOCO were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that SGOCO receives from its PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (1) may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC — Hong Kong Tax Treaty”) were applicable, or (2) if such treaty does not apply (i.e., because the PRC tax authorities may deem Honesty Group to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends SGOCO pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring SGOCO’s ordinary shares or warrants, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, SGOCO may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. SGOCO’s non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of ordinary shares or warrants in certain circumstances. SGOCO would not, however, have an obligation to withhold PRC tax with respect to such gain. If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Shareholders or prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO SGOCO OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market but do not include the OTC Bulletin Board. Although we became listed on the Nasdaq Stock Market in December 2010, if we are unable to maintain such a listing, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board, in which case any dividends paid on our ordinary shares would not qualify for the lower rate unless we are deemed to be a Chinese “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty. Unless the special provisions described above, dealing with the taxation of qualified dividend income at the lower long-term capital gains rate, are extended, this favorable treatment will not apply to dividends in taxable years beginning on or after January 1, 2011. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes would otherwise apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations which could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition of our assets during 2008 and 2009 (which largely consisted of cash and other investment assets), as well as the composition of our income in such periods (which largely consisted of interest), it is likely that we qualified as a PFIC with respect to our 2008 and 2009 taxable years. Based on our current composition and assets, we do not expect to be treated as a PFIC under the tax laws as enacted and construed at the present time. Our actual PFIC status for our 2010 taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we became listed on the Nasdaq Stock Market in December 2010, if we are unable to maintain such a listing, it is anticipated that our ordinary shares would continue to be quoted and traded only on the OTC Bulletin Board. If our ordinary shares were to be quoted and traded only on the OTC Bulletin Board, such shares may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. Unless current individual income tax rates are extended, the backup withholding rate will increase to 31% for payments made on or after January 1, 2011. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

For taxable years beginning after March 18, 2010, individual U.S. Holders may be required to report ownership of our ordinary shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the ordinary shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution” or (2) the ordinary shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds $50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to ordinary shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our ordinary shares are advised to consult with their own tax advisors concerning all such reporting requirements.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Documents concerning us that are referred to in this document may be inspected at Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in order to reduce exposure to interest rate risk.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Very limited hedging transactions are available in China to reduce exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in order to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge its exposure at all. In addition, foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the approval of the Acquisition, our warrant holders agreed to amend the Warrant Agreement governing our outstanding registered warrants to provide that: (i) the exercise price per share of the warrants be increased from $5.00 to $8.00; (ii) the term of each outstanding warrant be extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant; and (iii) holders of the warrants may redeem their warrants for $0.50 at the time of the Acquisition.  The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of our internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded our internal controls over financial reporting were effective as of December 31, 2010.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. John Chen and James C. Hu are audit committee financial experts, and are independent for the purposes of the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers and employees. The Code of Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the company files or submits to the SEC and others.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered by Frazer Frost, LLP for the respective services for the fiscal years ended December 31, 2009 and 2010 were as follows:

	2009	2010
Audit Fee	$130,000	$196,000
Audit-Related Fees	-	$89,000
Tax Fees	-	-
All Other Fees	-	-

Audit Fees

Audit fees represent the aggregate fees billed for professional services rendered by Frazer Frost, LLP for the audit of our annual financial statements, review of financial statements included in our quarterly reports, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees represent the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

Tax Fees

Tax fees represent the aggregate fees billed for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning for such years.

All Other Fees

All other fees represent the aggregate fees billed for products and services other than the services reported in the other categories.

Audit Committee Pre-Approval Policies and Procedures

The Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Board of Directors, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 11, 2010 (1)	1,232,139 shares	$7.98 per share	1,232,139 shares	None.
March 11, 2010 (2)	2,673,273 warrants	$0.50 per warrant	2,673,273 warrants	None.

(1)           On March 11, 2010, our shareholders approved the acquisition of all of the outstanding shares of Honesty Group. Pursuant to the terms of our charter documents, public shareholders who voted against the transaction were entitled to elect to have their shares redeemed at $7.98 per share. Following the Acquisition, holders of 1,232,139 shares elected to have their shares redeemed for $7.98 per share.

(2)           On March 11, 2010, holders of our outstanding warrants to purchase ordinary shares approved an amendment to the warrant agreement under which the warrants were issued to: (a) increase the exercise price per share of the warrants from $5.00 to $8.00, (b) extend the exercise period by one year to March 7, 2014, and (c) provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per warrant upon the closing of the Acquisition. Following the acquisition, holders of 2,673,273 of the 4,239,300 publicly held warrants elected to have their warrants redeemed at $0.50 each. Holders of the remaining 1,566,027 publicly held warrants elected to retain their warrants, as amended, with the new exercise price of $8.00 per share and March 7, 2014 expiration date.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 12, 2010, in connection with our business combination with Honesty Group, our previous independent registered public accounting firm, Rothstein Kass & Company, P.C., or Rothstein Kass, was dismissed as our accountants, and our board of directors approved the engagement of Frazer Frost, LLP, or Frazer Frost, as of April 1, 2010.

Rothstein Kass’s reports for the two prior year periods did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years prior to the dismissal and the subsequent interim period through the date of dismissal, there were no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Rothstein Kass would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of the Company. Furthermore, no “reportable events,” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by Rothstein Kass’s reports on the consolidated financial statements of the Company, or subsequently up to the date of Rothstein Kass's dismissal.

During the two fiscal years and the subsequent interim period prior to Frazer Frost’s appointment, neither we nor anyone on our behalf consulted Frazer Frost regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements and neither any written report nor any oral advice was provided to us that Frazer Frost concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as described above.

We provided Rothstein Kass with a copy of the foregoing disclosure. We requested that Rothstein Kass furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above, and if not, stating the respects in which it does not agree. We have received the requested letter from Rothstein Kass, a copy of which has been filed as Exhibit 15.1 to this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)
2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)
2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)
2.3
Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4
Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5
Securities Escrow Agreement by and among the Company, the initial shareholders, the private placement purchasers and the escrow agent (incorporated by reference to Exhibit 10.10 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.6
Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp.  (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7
Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8*	Unit Purchase Option issued to the underwriter in the Company’s December 2010 offering
4.1
Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Robert Lu and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.3
Option Agreement for Purchase of Real Property dated February 9, 2010 by and between Honesty Group and Burnette Or and amendment thereto  Company (incorporated by reference to Exhibit 4.8 of the Company’s Form 20-F filed on March 18, 2010)

4.4
Amended and Restated Articles of Association of Guanke (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.23 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.5
Amended and Restated Articles of Association of Guancheng (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.24 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.6	Articles of Association of Guanwei (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.7
Project of Jinjiang Technological Plan Contract between Guanke and the Science and Technology Bureau of Jinjiang City (incorporated by reference to Exhibit 10.26 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.8
Investment Agreement of Guanke Guangdian Technology Park between Guanke and the People’s Government of Jinjiang City, dated March 31, 2006 (incorporated by reference to Exhibit 10.27 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.9
Goods Transport Service Agreement between Guanke and Quanzhou City Anjili Logistic Co., Ltd., dated March 15, 2009 (incorporated by reference to Exhibit 10.28 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.10
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guanke, dated June 30, 2007 (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.11
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guancheng, dated June 30, 2007 (incorporated by reference to Exhibit 10.30 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.12
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guanwei (No. 531), dated June 30, 2007 (incorporated by reference to Exhibit 10.31 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.13
Transfer of State-Owned Land Use Rights Contract between Jinjiang City Bureau of State Land and Recourse and Guanwei (No. 532), dated June 30, 2007 (incorporated by reference to Exhibit 10.32 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.14
Loan Agreement with Jinjiang Branch of Agricultural Bank of China (No.: 35101201000000266) for RMB20 million (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.15
Loan Agreement with Jinjiang Branch of Agricultural Bank of China (No.: 35101201000000669) for RMB20 million (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.16
Mortgage with Jinjiang Branch of Agricultural Bank of China (No.: 35906200900002669) for RMB58 million (incorporated by reference to Exhibit 10.35 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.17
Mortgage with Jinjiang Branch of Agricultural Bank of China (No.: 35906200900003928) for RMB18 million (incorporated by reference to Exhibit 10.36 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.18
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091112) for RMB10 million (incorporated by reference to Exhibit 10.37 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.19
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091126) for RMB4million (incorporated by reference to Exhibit 10.38 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.20
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-09112601) for RMB10 million (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.21
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091120) for RMB10 million (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.22
Comprehensive Credit Contract with Quanzhou Branch of Bank of Communications (No.: 3550052009C900001300) for RMB 35 million (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.23
Comprehensive Credit Contract with Quanzhou Branch of Bank of Communications (No.: 3550052009C900002300) for RMB 95 million (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.24
Factoring Contract for Domestic Trade Agreement with Shishi Branch of Industrial and Commercial Bank of China (No.: 2009 (Shishi) No. 0532) for RMB10 million (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.25	Certificate from Industrial and Commercial Bank of China for 48 million (incorporated by reference to Exhibit 10.44 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)
4.26	Business License for Guanke (Fujian) Electron Technological Industry Co., Ltd. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.27	Business License for Guancheng (Fujian) Electron Technological Co., Ltd. (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.28	Business License for Guanwei (Fujian) Electron Technological Co., Ltd. (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.29
Employment Agreement between William Krolicki and SGOCO Technology, Ltd. dated July 31, 2010 (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.30
Brand Usage Authorization Contract between TCL Business System Technology (Huizhou) Co Ltd. and Guanke (Fujian) Electron Technological Industry Co Ltd. dated June 3, 2010 (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.31*	SGOCO Technology, Ltd. 2010 Equity Compensation Plan
4.32
Trademark Letter of Authorization dated February 1, 2008 between Guanke (Fujian) Electron Technological Industry Co Ltd. and BORO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.33
Trademark Letter of Authorization dated May 1, 2008 between Guanke (Mosview Technology Group Ltd. (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.34
Certificate of RMB 68 million Line of Credit from Jinjiang County Branch of Agricultural Bank of China (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.35	Articles of Association of Jinjiang SGOCO Electronic Co., Ltd. (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
4.36	Business License for Jinjiang Guanke Electron Co., Ltd. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
8.1*	List of Subsidiaries
11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter dated April 28, 2011 of Rothstein Kass & Company, P.C. as required by Item 16F of Form 20-F.
15.2*	Consent of Frazer Frost, LLP

* Filed with this annual report.

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)
2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)
2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)
2.3
Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4
Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5
Securities Escrow Agreement by and among the Company, the initial shareholders, the private placement purchasers and the escrow agent (incorporated by reference to Exhibit 10.10 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.6
Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp.  (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7
Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8*	Unit Purchase Option issued to the underwriter in the Company’s December 2010 offering
4.1
Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Robert Lu and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)
4.3
Option Agreement for Purchase of Real Property dated February 9, 2010 by and between Honesty Group and Burnette Or and amendment thereto  Company (incorporated by reference to Exhibit 4.8 of the Company’s Form 20-F filed on March 18, 2010)

4.4
Amended and Restated Articles of Association of Guanke (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.23 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.5
Amended and Restated Articles of Association of Guancheng (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.24 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.6	Articles of Association of Guanwei (Fujian) Electron Technological Industry Co Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.7
Project of Jinjiang Technological Plan Contract between Guanke and the Science and Technology Bureau of Jinjiang City (incorporated by reference to Exhibit 10.26 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.8
Investment Agreement of Guanke Guangdian Technology Park between Guanke and the People’s Government of Jinjiang City, dated March 31, 2006 (incorporated by reference to Exhibit 10.27 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.9
Goods Transport Service Agreement between Guanke and Quanzhou City Anjili Logistic Co., Ltd., dated March 15, 2009 (incorporated by reference to Exhibit 10.28 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

4.10
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guanke, dated June 30, 2007 (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.11
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guancheng, dated June 30, 2007 (incorporated by reference to Exhibit 10.30 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.12
Assignment State Land Use Right Contract between Jinjiang City Bureau of State Land and Recourse and Guanwei (No. 531), dated June 30, 2007 (incorporated by reference to Exhibit 10.31 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.13
Transfer of State-Owned Land Use Rights Contract between Jinjiang City Bureau of State Land and Recourse and Guanwei (No. 532), dated June 30, 2007 (incorporated by reference to Exhibit 10.32 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.14
Loan Agreement with Jinjiang Branch of Agricultural Bank of China (No.: 35101201000000266) for RMB20 million (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.15
Loan Agreement with Jinjiang Branch of Agricultural Bank of China (No.: 35101201000000669) for RMB20 million (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.16
Mortgage with Jinjiang Branch of Agricultural Bank of China (No.: 35906200900002669) for RMB58 million (incorporated by reference to Exhibit 10.35 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.17
Mortgage with Jinjiang Branch of Agricultural Bank of China (No.: 35906200900003928) for RMB18 million (incorporated by reference to Exhibit 10.36 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.18
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091112) for RMB10 million (incorporated by reference to Exhibit 10.37 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.19
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091126) for RMB4million (incorporated by reference to Exhibit 10.38 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.20
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-09112601) for RMB10 million (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.21
Loan Agreement with Jinjiang Branch of Industrial Bank Co Ltd (No.: 10417199-091120) for RMB10 million (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.22
Comprehensive Credit Contract with Quanzhou Branch of Bank of Communications (No.: 3550052009C900001300) for RMB 35 million (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.23
Comprehensive Credit Contract with Quanzhou Branch of Bank of Communications (No.: 3550052009C900002300) for RMB 95 million (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.24
Factoring Contract for Domestic Trade Agreement with Shishi Branch of Industrial and Commercial Bank of China (No.: 2009 (Shishi) No. 0532) for RMB10 million (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)

4.25	Certificate from Industrial and Commercial Bank of China for 48 million (incorporated by reference to Exhibit 10.44 to the Company’s Form F-1 (file no. 333-146147) filed September 17, 2010)
4.26	Business License for Guanke (Fujian) Electron Technological Industry Co., Ltd. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.27	Business License for Guancheng (Fujian) Electron Technological Co., Ltd. (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.28	Business License for Guanwei (Fujian) Electron Technological Co., Ltd. (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)
4.29
Employment Agreement between William Krolicki and SGOCO Technology, Ltd. dated July 31, 2010 (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.30
Brand Usage Authorization Contract between TCL Business System Technology (Huizhou) Co Ltd. and Guanke (Fujian) Electron Technological Industry Co Ltd. dated June 3, 2010 (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.31*	SGOCO Technology, Ltd. 2010 Equity Compensation Plan
4.32
Trademark Letter of Authorization dated February 1, 2008 between Guanke (Fujian) Electron Technological Industry Co Ltd. and BORO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.33
Trademark Letter of Authorization dated May 1, 2008 between Guanke (Mosview Technology Group Ltd. (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.34
Certificate of RMB 68 million Line of Credit from Jinjiang County Branch of Agricultural Bank of China (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.35	Articles of Association of Jinjiang SGOCO Electronic Co., Ltd. (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
4.36	Business License for Jinjiang Guanke Electron Co., Ltd. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
8.1*	List of Subsidiaries
11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter dated April 28, 2011 of Rothstein Kass & Company, P.C. as required by Item 16F of Form 20-F.
15.2*	Consent of Frazer Frost, LLP

* Filed with this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SGOCO Group, Ltd.

By:	/s/ Burnette Or
Name: Burnette Or
Title: President and Chief Executive Officer
Date: April 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2010. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three years period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Frazer Frost, LLP

Brea, California
April 28, 2011

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

CURRENT ASSETS
Cash	$23,493,805	$5,808,013
Restricted cash	6,537,086	5,596,699
Accounts receivable, trade	55,985,013	18,641,548
Accounts receivable - related parties	49,559	224,407
Other receivables	429,864	121,226
Inventories	17,291,123	4,011,505
Advances to suppliers	23,312,312	11,950,074
Advances to suppliers - related parties	-	8,954,051
Other current assets	46,615	20,746
Total current assets	127,145,377	55,328,269

PLANT AND EQUIPMENT, NET	16,886,297	15,729,350

OTHER ASSETS
Intangible assets, net	8,589,215	8,412,366
Other non-current assets	-	2,693
Total other assets	8,589,215	8,415,059

Total assets	$152,620,889	$79,472,678

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$31,958,430	$3,490,937
Accrued liabilities	333,659	74,147
Bank overdraft	1,492,226	717,562
Notes payable	26,346,505	18,709,038
Short-term loan	18,302,453	19,230,756
Short-term loan - shareholder	2,545,439	-
Other payables	1,755,881	382,978
Other payables - related parties	-	198,875
Customer deposits	3,278,269	457,761
Customer deposits - related parties	-	335,056
Taxes payable	2,449,939	3,872,916
Total current liabilities	88,462,801	47,470,026

OTHER LIABILITIES
Warrant derivative liability	1,530,569	-
Put option derivative liability	2,000,000	-
Total other liabilities	3,530,569	-

Total liabilities	91,993,370	47,470,026

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2010 and December 31, 2009	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,428,089 and 14,300,000 issued and outstanding as of December 31, 2010 and December 31, 2009	17,428	14,300
Paid-in-capital	24,182,003	17,263,916
Statutory reserves	3,560,838	1,286,942
Retained earnings	29,051,779	11,394,086
Accumulated other comprehensive income	3,815,471	2,043,408
Total shareholders' equity	60,627,519	32,002,652

Total liabilities and shareholders' equity	$152,620,889	$79,472,678

See report of independent registered public accounting firm.  The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
REVENUES:
Revenues	$204,682,698	$61,672,603	$34,086,375
Revenues - related parties	12,618,047	6,201,701	9,704,467
Total revenues	217,300,745	67,874,304	43,790,842

COST OF GOODS SOLD:
Cost of goods sold	174,315,969	53,006,818	31,282,566
Cost of goods sold - related parties	10,285,788	4,757,517	6,426,462
Total cost of goods sold	184,601,757	57,764,335	37,709,028

GROSS PROFIT	32,698,988	10,109,969	6,081,814

OPERATING EXPENSES:
Selling expenses	700,148	116,918	211,198
General and administrative expenses	6,443,314	889,481	562,265
Total operating expenses	7,143,462	1,006,399	773,463

INCOME FROM OPERATIONS	25,555,526	9,103,570	5,308,351

OTHER INCOME (EXPENSES):
Interest income	89,900	7,221	4,640
Interest expense	(1,021,066)	(841,613)	(70,108)
Other income (expense), net	(892,184)	(75,893)	(18,438)
Change in fair value of warrant derivative liability	(286,877)	-	-
Total other expenses, net	(2,110,227)	(910,285)	(83,906)

INCOME BEFORE PROVISION FOR INCOME TAXES	23,445,299	8,193,285	5,224,445

PROVISION FOR INCOME TAXES	3,513,710	1,034,212	-

NET INCOME	19,931,589	7,159,073	5,224,445

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	1,772,063	(16,864)	1,285,800

COMPREHENSIVE INCOME	$21,703,652	$7,142,209	$6,510,245

EARNINGS PER SHARE:
Basic	$2.13	$0.84	$0.61
Diluted	$1.86	$0.84	$0.61

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	9,354,186	8,500,000	8,500,000
Diluted	10,705,957	8,500,000	8,500,000

See report of independent registered public accounting firm.  The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Ordinary Shares			Retained Earnings		Accumulated
						Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, January 1, 2008	14,300,000	$14,300	$12,383,946	$48,590	$248,920	$774,472	$13,470,228

Shareholders' contribution			1,799,970				1,799,970
Net income (loss)					5,224,445		5,224,445
Adjustment of statutory reserve				522,445	(522,445)		-
Foreign currency translation adjustments						1,285,800	1,285,800

BALANCE, December 31, 2008	14,300,000	14,300	14,183,916	571,035	4,950,920	2,060,272	21,780,443

Shareholder contribution			3,080,000				3,080,000
Net income					7,159,073		7,159,073
Adjustment for statutory reserve				715,907	(715,907)		-
Foreign currency translation adjustment						(16,864)	(16,864)

BALANCE, December 31, 2009	14,300,000	14,300	17,263,916	1,286,942	11,394,086	2,043,408	32,002,652

Shares issued for recapitalization	1,027,933	1,028	4,501,937				4,502,965
Shares placed in escrow	766,823	767					767
Shareholder contribution			366,780				366,780
Shares issued for secondary offering	1,333,333	1,333	5,293,062				5,294,395
Reclassification of warrants to derivative liabilities			(1,243,692)				(1,243,692)
Reclassification of put options to derivative liabilities			(2,000,000)				(2,000,000)
Net income					19,931,589		19,931,589
Adjustment for statutory reserve				2,273,896	(2,273,896)		-
Foreign currency translation adjustment						1,772,063	1,772,063

BALANCE, December 31, 2010	17,428,089	$17,428	$24,182,003	$3,560,838	$29,051,779	$3,815,471	$60,627,519

See report of independent registered public accounting firm.  The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,931,589	$7,159,073	$5,224,445
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,611,372	618,237	507,358
Change in fair value of warrant derivative liability	286,877	-	-
Change in operating assets and liabilities
Accounts receivables, trade	(35,788,585)	(14,767,985)	(3,341,788)
Accounts receivables - related parties	177,925	3,562,779	(3,339,306)
Other receivables	(261,746)	6,967	(28,264)
Other receivables - related parties	-	-	5,565,913
Inventories	(12,813,671)	4,227,785	(4,375,579)
Advances to suppliers	(10,680,527)	(7,588,177)	(4,093,507)
Advances to suppliers-related party	9,027,294	1,853,952	(10,498,192)
Other current assets	258,319	29,895	(17,365)
Change in operating liabilities
Accounts payables, trade	27,638,400	1,407,351	460,595
Accrued liabilities	(130,264)	26,239	15,063
Notes payables	6,824,463	13,695,975	3,961,734
Other payables	1,577,683	37,885	(56,130)
Other payables - related parties	(235,178)	(7,299,039)	9,109,628
Customer deposits	2,734,645	457,480	-
Customer deposits - related parties	(337,797)	305,167	29,186
Taxes payable	(1,516,027)	3,957,232	(3,319)
Net cash provided by (used in) operating activities	8,304,772	7,690,816	(879,528)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipments and construction-in-progress	(3,563,545)	(13,553,487)	(3,235,411)
Purchase of intangible assets	(6,419)	(5,972,103)	(2,356,269)
Cash received from legal acquirer	5,913	-	-
Net cash used in investing activities	(3,564,051)	(19,525,590)	(5,591,680)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(730,855)	(5,414,494)	(52,071)
Bank overdraft	731,415	717,122	-
Proceeds from government	1,163,426	3,372,030	1,974,855
Proceeds from short-term loan	30,511,770	50,174,196	22,138,064
Payments on short-term loan	(32,055,846)	(34,620,488)	(18,534,314)
Shareholder contribution	366,780	3,080,000	1,799,970
Proceeds from shareholder loan	2,545,439	-	-
Proceeds from recapitalization	5,388,083	-	-
Payments of recapitalization cost	(666,468)	-	-
Repayments on shareholder promissory notes	(100,000)	-	-
Proceeds from shares issuance	5,594,543	-	-
Payments of financing costs	(300,148)	-	-
Net cash provided by financing activities	12,448,139	17,308,366	7,326,504

EFFECT OF EXCHANGE RATE ON CASH	496,932	(18,148)	(547,772)

INCREASE IN CASH	17,685,792	5,455,444	307,524

CASH, beginning of year	5,808,013	352,569	45,045

CASH, end of year	$23,493,805	$5,808,013	$352,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$1,021,066	$841,613	$70,108
Income taxes paid	$1,986,106	$106,977	$-

See report of independent registered public accounting firm.  The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Organization and description of business

SGOCO Group Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “we”, “our” or “us”) was incorporated under the law of the Cayman Islands on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China (“China” or “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008.  On March 12, 2010, the Company completed a share exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and  Honesty Group became a wholly-owned subsidiary of the Company (the “Acquisition”).  On the closing date, the Company issued 14,300,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group. Prior to the share exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding.  After the share exchange transaction, the Company had 16,094,756 ordinary shares issued and outstanding.

The share exchange transaction was accounted for as reorganization and recapitalization of Honesty Group.  As a result, the consolidated financial statements of the Company (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction.  There was no gain or loss recognized on the transaction.  The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization. Refer to Note 3 and Note 11 for additional information of the share exchange transaction.

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. It directly owns 100% of Guanke Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei Electron Technological Co., Ltd. (“Guanwei”), and Guancheng Electron Technological Industry Co., Ltd. (“Guancheng”). The Company designs, manufactures and distributes LCD consumer products including LCD PC monitors, LCD TVs, LED back-light modules and application-specific LCD systems.  Products are sold primarily in China and also in international markets.

Guanke, Guanwei and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the People’s Republic of China (“PRC” or “China”). Guanke was formed on January 16, 2006 with a registered capital of $11,880,000.  Currently, Guanke is the Company’s main operating entity.  Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $7,800,000, respectively, had been contributed as of December 31, 2010.  The remaining registered capital of $8,750,000 has to be fulfilled by the end of 2011. Guanwei is in the development stage and had no operations as of December 31, 2010.

See report of independent registered public accounting firm

Current Development

Jinjiang Guanke Electron Co. Ltd. (“Jinjiang Guanke”) was formed on May 4, 2010 with a registered capital of $293,400 (RMB 2 million) and is owned 100% by Guanke. Jinjiang Guanke increased its registered capital by $2,218,500 (RMB 15 million) on August 6, 2010 to $2,511,900 (RMB 17 million). As of December 31, 2010, all registered capital of Jinjiang Guanke had been fulfilled. Jinjiang Guanke started operations in October 2010.

Note 2 — Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. All material intercompany transactions and balances have been eliminated in the consolidation. Following are the entities which were consolidated:

	Place incorporated	Ownership percentage
SGOCO	Cayman Island	Parent Company
Honesty Group	Hong Kong	100.00%
Guanke	Jinjiang, China	100.00%
Guanwei	Jinjiang, China	100.00%
Guancheng	Jinjiang, China	100.00%
Jinjiang Guanke	Jinjiang, China	100.00%

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the collectability of its receivables, and the fair value and accounting treatment of certain financial instruments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or conditions could reasonably be expected to yield different results.

Concentration of risks

The Company’s operations are carried out in the PRC and its operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions located in Hong Kong and China, which, from time to time, may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2010 and 2009, the Company had deposits, including restricted cash balances, in excess of insured limits totaling $30,001,692 and $11,331,560, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Sales revenue from two major customers was approximately 35% of the Company’s total sales for the year ended December 31, 2010, with each customer individually accounting for 19% and 16% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $24.8 million as of December 31, 2010.

Sales revenue from four major customers was approximately 74% of the Company’s total sales for the year ended December 31, 2009, with each customer individually accounting for 27%, 21%, 16% and 10% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $14 million as of December 31, 2009.

Sales revenue from five major customers was approximately 91% of the Company’s total sales for the year ended December 31, 2008, with each customer individually accounting for 27%, 22%, 17%, 14% and 11% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $7.2 million as of December 31, 2008.

One major vendor provided approximately 15% of total purchases by the Company during the year ended December 31, 2010. The Company had $9,844 accounts payable due to this vendor as of December 31, 2010.

One major vendor provided approximately 21% of total purchases by the Company during the year ended December 31, 2009, and the Company had no accounts payable due to this vendor as of December 31, 2009.

One major vendor provided approximately 11% of total purchases by the Company during the year ended December 31, 2008, and the Company had no accounts payable due to this vendor as of December 31, 2008.

Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC and Hong Kong.

Restricted cash

The Company has notes payable outstanding and line of credit arrangements with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

Restricted cash represents amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions. These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and these amounts are held at the same financial institutions with which the Company has debt agreements in the PRC. Due to the short term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

Accounts receivable, trade and other receivables

Receivables include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against allowance for doubtful accounts when identified.

Inventories

Inventory is composed of raw materials, mainly parts for assembly of LCD products and finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management reviews inventories for obsolescence and compares the cost of inventory with the market value at least once a year. An allowance is made for writing down the inventory to its market value, if lower than cost.

Plant and equipment

Equipment is stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings and improvements	20 years
Machinery equipment	10 years
Vehicles and office equipment	5 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

Government grants

The Company is entitled to receive grants from the PRC municipal government due to its operation in the high and new technology business sector. For the years ended December 31, 2010, 2009 and 2008, the Company received grants of approximately $1,193,000 (RMB 7,866,300), $3,372,000 (RMB 23,000,000) and $1,975,000 (RMB 13,700,000), respectively, from the PRC municipal government. Grants received from the PRC municipal government can be used for enterprise development and technology innovation purposes. The government grants received during the 2010, 2009 and 2008 periods were recognized in the accompanying consolidated balance sheets as a reduction of cost of the assets acquired and buildings constructed.

Intangible assets

Intangible assets mainly include land use rights. All land in the PRC is government owned. However, the government grants “land use rights.” The Company acquired land use rights in 2007 and has the right to use the land for 50 years. Amortization of the rights held by Guanke and Guancheng began in the fourth quarter of 2009 and in the third quarter of 2010, respectively, as the land had been placed into service.  The right held by Guanwei remains unamortized as it is under the development stage and had no operations as of December 31, 2010.

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment and intangible assets, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets, and goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2010, management believes there was no impairment of long-lived assets.

Derivative liability

Derivative liabilities, which include public and private warrants, a put option and underwriter options, are recorded on the consolidated balance sheet as a liability at their fair value.  The Company accounts for derivative liabilities in accordance to an accounting standard regarding “Instruments that are Indexed to an Entity’s Own Stock”.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

Prior to the Acquisition, warrants issued were treated as equity. As a result of the Acquisition, the derivative treatment exemption were no longer afforded equity treatment because the strike price of the warrants is denominated in US dollars, a currency other than the Company’s functional currency which is the Chinese Renminbi (“RMB”).. Therefore, warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.  The Company reclassified the fair value of these warrants, which have the dual-indexed feature, from equity to liability.

The Company accounts for the put option agreement in accordance with the accounting standards regarding certain financial instruments with characteristics of both liabilities and equity.  The put option agreement obligated the Company to purchase such shares. As the result, the Company treated the put option as a liability.

Fair value of financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements define financial instruments and require fair value disclosures of those financial instruments. The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follows:

• Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2
inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

• Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2010	Fair Value Measurement at December 31, 2010
		Level 1	Level 2	Level 3
Warrant derivative liability	$1,530,569	$1,068,974	$461,595	$-
Put option liability	2,000,000	2,000,000	-	-
Total	$3,530,569	$3,068,974	$461,595	$-

A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the fiscal year ended December 31, 2010, is provided in Note 11.

As of December 2010 and 2009, the Company did not identify any other assets and liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board (the “FASB”)’s accounting standard.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a non-recurring basis. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges.  For the years ended December 31, 2010, 2009 and 2008, there were no impairment charges.

Revenue recognition

The Company’s revenue recognition policies are in accordance with the accounting standards. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is passed.  Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.  The Company offers limited extended warranty and service contracts to customers. Most of these services are provided by the distributors. Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

The Company accounts for reimbursement to SGOCO Image members following the guidance of ASC 605-50-45.  Reimbursement provided is treated either as a reduction of revenue or as cost of goods sold when reimbursement is a separate transaction from the purchase of the Company’s products and where the fair value of the reimbursement can be reasonably estimated.

Income taxes

The Company accounts for income taxes in accordance with the FASB’s accounting standard for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for item, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.  There was no deferred tax amount as of December 31, 2010 and 2009.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.  No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2010, 2009 and 2008.  US GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Advertising costs

The Company expenses the cost of advertising as incurred in selling, general and administrative costs. The Company had no advertising costs incurred for the years ended December 31, 2010, 2009 and 2008.

Shipping and handling

Shipping and handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2010, 2009 and 2008, amounted to $333,647, $58,288, and $40,792, respectively.

Research and development costs

Research and development costs are expensed as incurred. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the year ended December 31, 2010 amounted to $117,843. The Company had no research and development costs of the years ended December 31, 2009 and 2008.

Earnings per share

The Company reports earnings per share in accordance with the provisions of FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilution is computed by applying the treasury stock method. Under this method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

On March 12, 2010, pursuant to the terms of the Share Exchange Agreement, the Company issued 5,800,000 shares to the former shareholders of Honesty Group, to be held in escrow and released if certain income milestones are met for 2010 and 2011. In addition, 766,823 Sponsor Shares were placed in escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors.  In accordance with the accounting standards, outstanding common stocks that are contingently returnable are treated in the same manner as contingently issuable.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of PRC subsidiaries is the RMB. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation gain (loss) resulting from this process amounted to $1,772,063, $(16,864), $1,285,800 for the years ended December 31, 2010, 2009 and 2008, respectively. The balance sheet amounts with the exception of equity were translated 6.59 RMB and 6.82 RMB to $1.00 at December 31, 2010 and 2009, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2010, 2009 and 2008 were 6.76 RMB, 6.82 RMB and 6.94 RMB to $1.00, respectively.

Cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Recent accounting pronouncements

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary.  Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary.  Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value.  In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.  This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets.  This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009.  The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 - Improving Disclosures about Fair Value Measurements.  This update provides amendments to Subtopic 820-10 that requires new disclosure to include transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  Further, this update clarifies existing disclosures on level of disaggregation and disclosures about inputs and valuation techniques.  A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 primarily rescinds the requirement that, for listed companies, financial statements clearly disclose the date through which subsequent events have been evaluated. Subsequent events must still be evaluated through the date of financial statement issuance; however, the disclosure requirement has been removed to avoid conflicts with other SEC guidelines. ASU 2010-09 was effective immediately upon issuance and was adopted in February 2010.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades,” or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update 2010-20 which amends “Receivables” (Topic 310). ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. While ASU 2010-20 will not have a material impact on our consolidated financial statements, we expect that it will expand our disclosures related to notes receivables.

In December 2010, the FASB issued Accounting Standards Update 2010-28 which amend “Intangibles- Goodwill and Other” (Topic 350). The ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting entities, they are required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. An entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance in Topic 350, which requires that goodwill of a reporting unit be tested for impairment between annual testes if an event occurs or circumstances changes that would more likely than not reduce the faire value of a reporting unit below its carrying amount. ASU 2010-28 is effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income or cash flows as previously reported.

Note 3 – Business acquisition

On February 12, 2010, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders.  On March 12, 2010, the Company completed the acquisition (“Acquisition”) of all of the outstanding capital stock of the Honesty Group.  The Acquisition resulted in the shareholders of Honesty Group obtaining a majority of the voting interest in the Company.  Generally accepted accounting principles accepted in the United States of America (“US GAAP”) require that Honesty Group, whose shareholders retain the majority voting interest in the combined business, be treated as the acquirer for accounting purposes.  After the Share Exchange, the Company had 16,094,756 ordinary shares issued and outstanding, and Honesty Group’s shareholders owned approximately 88.9% of the issued and outstanding shares.  Although Honesty Group was deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the Company as the surviving corporation did not change.  Since the Company did not have any assets with operating substance except cash and short-term investments prior to the transaction, the Acquisition was accounted for as reorganization and recapitalization of Honesty Group.  As a result, the consolidated financial statements of the Company (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction.

The Acquisition transaction utilized the capital structure of the Company.  The assets and liabilities of Honesty Group were recorded at historical cost.  The outstanding stock of the Company prior to the share exchange transaction was accounted at its net book value with no goodwill or other intangible being recognized as the result of the acquisition.  There was no gain or loss recognized on the transaction.  The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

Following the closing of the share exchange transaction, the gross amount of $5.4 million in the trust fund, established by the Company in connection with its initial public offering, was distributed to Honesty Group.  Acquisition-related costs incurred to affect the recapitalization were approximately $1.7 million, of which $1.0 million was accounted for as expense for the fiscal year ended December 31, 2010.

At the closing, the Company issued 14.3 million ordinary shares to Honesty Group’s shareholders in exchange for 100% of the capital stock of Honesty Group. Of the 14.3 million ordinary shares, 5.8 million shares were placed in escrow subject to the Company’s future performance and would be release as follows:


5.0 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2010 exceeds $15 million excluding the cost incurred in connection with the Acquisition;


0.8 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2011 exceeds $20 million excluding the cost incurred in connection with the Acquisition;

	5.8 million shares if the Company fails to meet the target for the fiscal year of 2010 but meets the target for the fiscal year of 2011; and

	If neither target is met, the 5.8 million shares will be delivered to the Company for cancellation and returned to the status of authorized but unissued shares.

Income from Existing Operations means the income from operations for Guanke derived from the financial information used to prepare the financial statements for the Company, provided, however, costs incurred by the Company in connection with the Acquisition or the formation, capitalization or recapitalization of Hambrecht Asia Acquisition Corp. should not be treated an expense for any period in determining whether the target has been met.

Prior to the Share Exchange, the Sponsors had 1,059,826 ordinary shares issued and outstanding, of which 124,738 shares were forfeited and 766,823 shares were placed in the escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors.

As of December 31, 2010, the first Earn-Out Milestone was met and 5,000,000 shares will be released to the former shareholders of Honesty Group; and 340,810 shares will be released to the sponsors as the service has been rendered.

Prior to the Share Exchange, public shareholders had 4,239,300 ordinary shares issued and outstanding, of which 2,147,493 shares were repurchased and retired for an aggregate price of $17,285,811 and 1,232,139 shares were redeemed for an aggregate price of $9,838,351. After the closing, public shareholders had 859,668 shares outstanding.

Real estate option agreement

As a condition to the Share Exchange Agreement, the Company entered into a real estate option agreement with Mr. Burnette Or pursuant to which Mr. Or, or an entity led by him, has the option, for a period of two years following the closing of the Acquisition, to purchase the land use rights at cost.  Mr. Or has agreed that if the option is exercised, he will enter into a long-term fair market value lease with Guanke for the manufacturing facility and dormitories at the current location.

 Note 4 - Accounts receivable, trade

Accounts receivable as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
Accounts receivable	$55,985,013	$18,641,548
Accounts receivable – related parties	49,559	224,407
Allowance for bad debts	-	-
Trade accounts receivable, net	$56,034,572	$18,865,955

Note 5 - Inventories

Inventories consist of the following as of December 31, 2010 and 2009:

	2010	2009
Raw material	$7,874,232	$2,999,847
Finished goods	9,416,891	1,011,658
Total inventories	$17,291,123	$4,011,505

Note 6 - Advances to suppliers

The Company makes advances to certain vendors for inventory purchases and construction projects. The advances on inventory purchases were $23,312,312 and $11,950,074 as of December 31, 2010 and 2009, respectively. See Note 17 for disclosure related to advances to related parties.

Note 7 - Plant and equipment, net

Plant and equipment consists of the following at December 31, 2010 and 2009:

	2010	2009
Buildings and improvements	$10,909,066	$5,336,213
Machinery and equipment	8,447,292	5,307,691
Vehicles and office equipment	401,213	265,116
Construction in progress	89,744	6,212,647
Total	19,847,315	17,121,667
Less: accumulated depreciation	(2,961,018)	(1,392,317)
Plant and equipment, net	$16,886,297	$15,729,350

Construction in progress represents labor costs, materials, capitalized interest incurred in connection with the construction of the new plant facility and the construction and installation of manufacturing equipment in manufacturing plant.

The construction projects the Company is in the progress of completing are:

Project Description	December 31, 2010	Commencement date	Expected completion date	Estimated additional cost

Buildings and improvements	$89,744	March 29, 2009	June 30, 2011	$2,811,064
	$89,744			$2,811,064

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 amounted to $1,506,093, $605,522 and $506,638, respectively.

For the years ended December 31, 2010 and 2009, interest expense of approximately $254,118 and $175,932, respectively, were capitalized into construction in progress; no interest was capitalized for the year ended December 31, 2008.

Note 8 - Intangible assets, net

Net intangible assets consist of the following at December 31, 2010 and 2009:

	2010	2009
Land use rights	$8,700,613	$8,422,888
Software	3,793	3,668
Total	8,704,406	8,426,556
Less: accumulated amortization	(115,191)	(14,190)
Intangible assets, net	$8,589,215	$8,412,366

Amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to $105,279, $12,715 and $720, respectively.

The estimated aggregate amortization expense for each of the five fiscal years will be approximately $50,000 assuming Guanwei remains under the development stage.

Note 9 - Debt

The Company has four credit facilities pursuant to which the Company issued a portion of the notes payable and short-term loans below.  The Company has a) a facility with the Bank of Communications in the amount of $16.4 million (RMB 108.3 million) with the expiration date on August 6, 2011, b) a facility with the Agricultural Bank of China in the amount of $10.3 million (RMB 68 million) with the expiration date on September 1, 2011, c) a facility with Industrial and Commercial Bank of China in the amount of $15.2 million (RMB 100 million) with the expiration date on December 31, 2011, and d) a facility with Industrial Bank Co. Ltd. in the amount of $8.3 million (RMB 55 million) with the expiration date on November 7, 2011.  Each facility has a pledge agreement and is personally guaranteed by a board member and/or the Company’s CEO.

Notes payable

Notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on the lines of credit. This short term note payable is guaranteed by the bank for its complete face value through a letter of credit and usually matures within three to six months of issuance. The banks either charge interest or require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash. In addition, the banks charge processing fees based on the face value of the note.

As of December 31, 2010 and 2009, $6,537,086 and $5,596,699 of restricted cash was collateral for the $26,346,505 and $18,709,038 notes payable, which was approximately 25% and 30%, respectively, of the notes payable the Company issued.

	December 31,	December 31,
	2010	2009
Letters of credit from Agricultural Bank of China with interest rates ranging from 0.25% to 0.59%	$3,511,379	$-
Letters of credit from Bank of Communications with an interest rate of 3%	3,093,994	-
Letters of credit from Industrial and Commercial Bank of China with interest rates ranging 1.79% to 2.05%	4,560,906	-
Notes payable from Bank of Communications and Industrial Bank Co., Ltd., non-interest bearing	15,180,226	-
Letters of credit from Agricultural Bank of China with interest rates ranging from 3.04% to 5.05%	-	1,451,232
Letters of credit from Bank of Communications with an interest rate of 4.5%	-	4,339,457
Letters of credit from Industrial and Commercial Bank of China with an interest rate of 3.38%	-	4,871,642
Notes payable from Bank of Communications, non-interest bearing	-	8,046,707
Total	$26,346,505	$18,709,038

Bank overdraft

In connection with the notes payable, the Company entered into an overdraft line of credit agreement with the Bank of Communications in August 2010. Upon entering the credit facility with the Bank of Communication, the overdraft line of credit is consolidated into the credit facility. The maximum overdraft limit is approximately $1.5 million (RMB 10 million) and will expire on August 6, 2011. Each bank overdraft has a term of 90 days at an interest rate of 5.3%. The Bank overdraft line is under the facility with the Bank of Communications in the amount of $16.2 million (RMB 108.3 million) with the expiration date on August 6, 2011 which was secured by the Company’s land use rights and guaranteed by the board members as a whole. As of December 31, 2010 and 2009, bank overdrafts amounted to $1,492,226 and $717,562, respectively.

Short term loans

Short term loans represent amounts due to various banks and other companies and are normally due within one year. The loan principal is due at maturity. The loans can be renewed with the banks. The Company has the following short term loans from banks at:

	December 31, 2010	December 31, 2009
Three loans with Industrial Bank Co., LTD, due December 2011 with an interest rate of 5.56%, guaranteed by the Company’s board members and secured by the Company’s land use right	$5,157,800	$-
One loan with Agricultural Bank of China, due January 2011 with an interest rate of 5.58%, guaranteed by the Company’s board members and secured by the Company’s land use right	3,034,000	-
Four loans with Bank of Communications, due August 2011 with an interest rate of 5.84%, guaranteed by the Company’s board members and secured by the Company’s land use right	5,309,500	-
Four loans with Industrial and Commercial Bank of China, due from January 2011 to June 2011 with an interest rate of 4.86% and 5.1%,guaranteed by the Company’s board members and secured by one accounts receivable balance*	4,672,360	-
Four loans with Industrial Bank Co., LTD, due November 2010 with an interest rate of 5.31%, guaranteed by the Company's board members and secured by the Company's land use right	-	4,987,800
Two loans with Agricultural Bank of China, due March 2011 with an interest rate of 5.58%, guaranteed by the Company's board members and secured by the Company's land use right	-	5,868,000
Bank of Communications, due August 2011 with an interest rate of 5.84%, secured by the Company's land use right	-	5,134,500
Industrial and Commercial Bank of China, due from June 2010 with an interest rate of 3.21%, secured by one accounts receivable balance*	-	1,467,000
Total – bank loans	$18,173,660	$17,457,300

* Cash collected is designated for the purpose of paying down the principal amounts owed to the financial institutions and is included in restricted cash.

The above debts are secured by the Company's equipments and land use rights located within PRC, with carrying net value as follows:

Bank	Pledged Collaterals	Amount
Industrial Bank Co., LTD	Land-use right	$2,417,244
Agricultural Bank of China	Equipments	2,653,147
	Land-use right	2,588,878
Bank of Communication	Land-use right	1,146,081
	Land-use right	2,436,254
Total		$11,241,604

The Company had one loan from an unrelated company. The loan bears no interest, is due on demand, and is unsecured. The balance amounted to $128,793 and $1,773,456 as of December 31, 2010 and 2009, respectively.

See Note 17 for disclosure related to shareholder loan.

Total interest incurred amounted to $1,275,184, $1,017,545 and $70,108 for the years ended December 31, 2010, 2009 and 2008, respectively. For the years ended December 31, 2010 and 2009, interest expenses of $254,118 and $175,932, respectively, were capitalized into construction in progress; no interest was capitalized for the year ended December 2008.

Note 10 - Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements.  Total pension expense incurred by the Company was immaterial for the years ended December 31, 2010, 2009 and 2008.

The Company has been advised that under PRC law, Guanke should have paid social insurance premiums for its employees covering endowment insurance, unemployment insurance, and medical insurance with respect to its employees. Guanke may be required to pay the administrative authority of labor and social security the unpaid premiums plus a surcharge of 2% of the overdue premiums. There may also be a fine levied against the employee of Guanke who was responsible for the filings.  SGOCO plans to make necessary payments and does not consider the liability material.

Note 11 – Warrant derivative liability

Public warrants

In March 2008, the Company, then a special purpose acquisition corporation (“SPAC”), completed its initial public offering (“IPO”), in which it sold 4,239,300 units (consisting of one ordinary share and one warrant) at $8.00 per unit. Those warrants (“Public warrants”) issued in the IPO are publicly traded. Of the 4,239,300 Public Warrants outstanding prior to the consummation of the Acquisition, holders of 2,673,273 Public Warrant holders elected to redeem the warrants for cash of $0.50 per warrant. As a result, 1,566,027 Public Warrants were outstanding at March 12, 2010 and December 31, 2010. Those warrants are excisable at $8.00 per share with an expiration date of March 7, 2014.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant.

Sponsors warrants

In March 2008, the Company was also engaged in a private offering of 1,550,000 warrants of the Company to the original shareholders of the SPAC (“Sponsors”). Prior to consummation of the Share Exchange, those Sponsors agreed to forfeit 1,300,000 of their Sponsor Warrants to purchase ordinary shares. The remaining Sponsor Warrants to purchase 250,000 ordinary shares were transferred without consideration to an unaffiliated investment company, Pope Investment II, LLC.  These warrants are not publicly traded and are excisable at $8.00 per share with an expiration date of March 7, 2014. The warrants were outstanding at March 12, 2010 and December 31, 2010.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem the warrants at a price of $0.01 per warrant.

Unit options

In connection with the IPO in March 2008, the Company issued an option (“Unit Option”) on a total of 280,000 units (each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”)) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10 per unit. Those Representative Warrants are excisable at $8.00 per share with an expiration date of March 7, 2014, and were valued at $0.50 and $0.51 per share at March 12, 2010 and December 31, 2010, respectively, using the observable market price of the Public Warrants.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the Unit Option at March 12, 2010, with the exercise price of $9.50, market price of $7.00, the expected term of four years, the expected volatility of 11.84%, the risk free rate of 1.97%, and resulted in $46,937 or $0.17 per Unit Option.  As a result, the total value of Unit Option at March 12, 2010 was estimated at $186,937.  On December 31, 2010, the total value of the Unit Option was estimated at $455,555, with the warrant price of $142,800, the exercise price of $9.49, market price of $5.05, the expected term of 3.18 years, the expected volatility of 57%, and the risk free rate of 1.11%.

December 2010 underwriter options

In connection with a secondary public offering of the Company’s ordinary shares on December 23, 2010, the Company issued to its underwriter an option for $100 to purchase up to a total of 66,667 shares of ordinary shares (5% of the shares sold in the secondary offering) at $6.00 per share (120% of the price of the shares sold in the secondary offering). The option is exercisable commencing on June 12, 2012 and expires on December 20, 2015.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the option at December 23, 2010, with the exercise price of $6.00, market price of $5.05, the expected term of five years, the expected volatility of 55%, the risk free rate of 1.97%.  As a result, the value of option at December 31, 2010 was estimated at $148,742.  On December 31, 2010, the total value of the option was estimated at $148,840, with the exercise price of $6.00, market price of $5.05, the expected term of five years, the expected volatility of 55%, and the risk free rate of 2.07%.

The Company adopted the provisions of an accounting standard regarding instrument that are Indexed to an Entity’s Own Stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Public Warrants, Sponsor Warrants, and Unit Options previously treated as equity pursuant to the derivative treatment exemption are no longer afforded equity treatment because the strike price of the warrants is denominated in US dollar, a currency other than the Company’s functional currency which is the RMB. Therefore the warrants and unit options are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these securities will be recognized currently in earnings until such time as the securities are exercised or expire. The Company reclassified the fair value of the Public Warrants of $783,013, Sponsor Warrants of $125,000, Unit Option of $186,937, an aggregate of $1,094,950, from equity to liabilities as if these warrants and Unit Options were treated as a derivative liability at March 12, 2010.

As of December 31, 2010 and March 12, 2010, the fair value of the warrants and Unit Option was $1,530,569 and $1,094,950, respectively. $286,877 was charged to “Change in fair value of warrant derivative liability” in the consolidated statement of income for the fiscal year ended December 31, 2010.

A summary of changes in warrant activity is presented as follows, the average remaining life of the following outstanding warrants was 3.24 years as of December 31, 2010 with average exercise price of $7.94 per share.

	Public Warrants	Sponsors Warrants	Unit Options	December 2010 Options	Total

Outstanding, December 31, 2009	-	-	-	-	-

Granted	1,566,027	250,000	280,000	66,667	2,162,694

Forfeited	-	-	-	-	-

Exercised	-	-	-	-	-

Outstanding, December 31, 2010	1,566,027	250,000	280,000	66,667	2,162,694

Note 12 - Put option liability

In related to the Sponsor Warrants issued disclosed in Note 11, the Company executed a put option agreement (“Put Agreement”) with the same company, Pope Investments II LLC (“Pope”). Pursuant to the Put Agreement, the Company granted to Pope a put option to sell 250,000 shares of the Company at a price of $8.00 per share. The Put Agreement was effective upon completion of Pope’s purchase of 250,000 shares of the Company’s ordinary shares.  The agreement is exercisable for a three-month period from February 15, 2011 until May 15, 2011.  In the alternative, Mr. Burnette Or, chief executive officer, may purchase any shares put to the Company, or if neither of the Company nor Mr. Or make the purchase, two of the founders of the Company have agreed to make the purchase. Since the Put Option is out of the Company’s control, it was recorded as liability as of March 12, 2010.  The value of Put Option was $2,000,000 at December 31, 2010.

Note 13 – Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares.  No preferred shares were issued or registered in the IPO.  There were no preferred shares issued and outstanding as of December 31, 2010.

Issuance of capital stock

On the completion date of the Share Exchange, the Company issued 14,300,000 ordinary shares to the shareholders of the Honesty Group, of which 5,800,000 shares were placed in escrow subject to the Company’s future two years’ performance.  The Company issued 1,794,756 ordinary shares to the Company’s shareholders before the completion of Share Exchange, of which 766,823 was placed in escrow.  Refer to Note 3 for additional information on issuance of ordinary shares.

On December 23, 2010, the Company completed a second public offering of 1,333,333 ordinary shares at $5.00 per share with gross proceeds, prior to deducting underwriting discounts, commissions and offering expenses, of $6,666,665 and net proceeds of approximately $5.3 million.

Warrants and put options

Refer to Notes 11 and 12 for information on warrants and put options.

Note 14 - Statutory reserve

Statutory reserves

The laws and regulations of the PRC require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the board of directors after the statutory reserves.

Surplus reserve fund

As stipulated by the Company Law of the PRC, as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;
ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

iii.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The Company is required to transfer 10% of its net income to the statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The Company has total registered capital of $34,071,900. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

For the years ended December 31, 2010, 2009 and 2008, the Company has appropriated $2,273,896, $715,907 and $522,445, respectively, as allocations to the statutory surplus reserve.

Guanke is required to contribute an additional $2,398,000 to fulfill the 50% of registered capital requirement. Guancheng began operations from June 2010 and has appropriated $18,500 as allocations to the statutory surplus reserve for the fiscal year ended December 31, 2010. Guancheng is required to contribute an additional $3,881,500 to fulfill the 50% of registered capital requirement. Jinjiang Guanke began operations from October 2010 and had net loss for the fiscal year ended December 31, 2010, therefore it did not appropriate any statutory surplus reserve for the year ended December 31, 2010. As of December 31, 2010, Jinjiang Guanke is required to contribute an additional $1,255,950 from future earnings to fulfill the 50% of registered capital requirement. As of December 31, 2010, Guanwei is still in the development stage and has not undertaken significant operating activities. Guanwei is required to contribute an additional $5,940,000 from future earnings to fulfill the 50% of registered capital requirement.

Note 15 - Income Taxes

The Company is a tax-exempted company incorporated in the Cayman Islands.  Honesty Group did not have any assessable profits arising in or derived from Hong Kong for years ended December 31, 2010, 2009 and 2008, and accordingly no provision for Hong Kong Profits Tax was made in the periods.

The Company conducts all its operating business through its three subsidiaries in China. The three subsidiaries are governed by the income tax laws of the PRC and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company conducts all its operating business through its three subsidiaries in China.  The Company’s subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws).  Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs.  Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Guancheng was established on June 22, 2007 and is subject to 25% EIT tax rate.

Jinjiang Guanke started operations in October 2010 had net loss for the fiscal year ended December 31, 2010. Accordingly, no provision was made in the year.

Guanwei is under development stage and had no taxable income for the years ended December 31, 2010, 2009 and 2008.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	(34)	(34)	(34)
China income taxes	25	25	25
Tax exemption	(12.5)	(12.5)	(25)
Other (a)	2.5	0.1	-
Effective income taxes	15.0%	12.6%	-%

(a)           There was no material other items affecting the effective income taxed for the years ended December 31, 2010, 2009 and 2008. The 2.5% and 0.1% for the fiscal years ended December 31, 2010 and 2009 included expenses incurred by SGOCO and Honesty of approximately $1.9 million and $0.5 million, respectively. The other losses also affected by losses incurred by Guanwei and Jinjiang Guanke that are not subjected to PRC income taxes.

The estimated tax savings for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $3,456,000, $1,024,000 and $1,306,000, respectively. The net effect on earnings per share had the income tax been applied would decrease basic earnings per share from $2.13 to $1.76 for the year ended December 31, 2010, from $0.84 to $0.72 for the year ended December 31, 2009, and from $0.61 to $0.46 for the year ended December 31, 2008.

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing its finished products. The Company recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

VAT on sales and VAT on purchases amounted to approximately $32,165,914 and $30,452,951 for the year ended December 31, 2010, $11,124,000 and $7,427,000 for the year ended December 31, 2009, $5,795,000 and $5,782,000 for the year ended December 31, 2008, respectively. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday.

Taxes payable consisted of the following:

	December 31, 2010	December 31, 2009
VAT tax payable	$(87,412)	$2,938,864
Corporation income tax payable	2,526,279	927,804
Others misc. tax payable	11,072	6,248
Total	$2,449,939	$3,872,916

Note 16 - Enterprise-wide geographic reporting

The Company manufactures and sells LCD products. The production process, selling practice and distribution process is the same for all products. Based on qualitative and quantitative criteria established by the FASB accounting standard regarding disclosures about segments of an enterprise and related information, the Company considers itself to be operating within one reportable segment.

The Company does not have long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
China	$186,105,094	$65,434,963	$34,086,375
International	31,195,651	2,439,341	9,704,467
Total	$217,300,745	$67,874,304	$43,790,842

In 2010, approximately 50% and 6% of international sales were concentrated to Korea and Hong Kong. In 2009, approximately 70% and 12% of international sales were concentrated to England and Hong Kong. In 2008, approximately 50% and 28% of international sales were concentrated to Hong Kong and South Africa.

Note 17 - Related party and shareholder transactions

The Company’s majority shareholder, Sun Zone Investments Limited (“Sun Zone”) was the parent company of Mosview Technology Group Ltd., (“Mosview”), and BORO (Fujian) Electronic Co., Ltd., (“BORO”). The ownership of Mosview and BORO were transferred to unrelated third party in February 2010. Sun Zone no longer owns an interest in Mosview or BORO as of December 31, 2010.

In the ordinary course of business the Company has conducted business with Mosview and BORO. The Company borrowed money from the Company’s CEO and those borrowings are short term in nature and non-interest bearing. All transactions with related parties are short term in nature. Settlements for the balances are usually in cash. The Company had the following significant related party transactions as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, respectively:

Revenues - related parties

Name of related parties	2010	2009	2008
BORO	$5,481,829	$3,806,102	$-
Mosview	7,136,218	2,395,599	9,704,467
	$12,618,047	$6,201,701	$9,704,467

Accounts receivables - related parties

Name of related parties	December 31, 2010	December 31, 2009
BORO	$-	$224,407
Mosview	49,559	-
	$49,559	$224,407

Customer deposits - related parties

Name of related parties	December 31, 2010	December 31, 2009
Mosview	$-	$335,056
	$-	$335,056

Purchase - related parties

Name of related parties	2010	2009	2008
Mosview	$7,255,920	$5,585,445	$3,984,623
	$7,255,920	$5,585,445	$3,984,623

Advances to suppliers - related parties

Name of related parties	December 31, 2010	December 31, 2009
Mosview	$-	$8,954,051
	$-	$8,954,051

Short-term loan – shareholder

Name of related parties	December 31, 2010	December 31, 2009
Sunzone Investments Limited	$2,545,439	$-
	$2,545,439	$-

The Company’s shareholder, Sunzone Investments Ltd, loaned $2,545,439 to Honesty for the entity’s cash flow purposes. The loan is non-interest bearing, unsecured, and is payable in cash on demand.

Other payables - related parties

Name of related parties	December 31, 2010	December 31, 2009
BORO	$-	$8,463
Officer	-	190,412
	$-	$198,875

For the years ended December 31, 2010 and 2009, the Company received approximately $17,982,000 and $5,443,000 from BORO, respectively; and approximately $17,991,000 and $8,281,000 were repaid, respectively.

For the years ended December 31, 2010 and 2009, the Company received approximately $0 and $26,678,000 from its officer, respectively; and approximately $190,000 and $27,078,000 were repaid.

Note 18 - Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the years ended December 31,
	2010	2009	2008
Net income for earnings per share	$19,931,589	$7,159,073		$5,224,445
Weighted average shares used in computation – basic	9,354,186	8,500,000		8,500,000
Diluted effect of release of escrowed share	1,335,202	-		-
Diluted effect of warrants and put options	16,569	-		-
Weighted average shares used in diluted computation	10,705,957	8,500,000		8,500,000
Earnings per share – basic	2.13	0.84		$0.61
Earnings per share – diluted	$1.86	$0.84	$	$ 0.61

In accordance with the accounting standards, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable.  For the years ended December 31, 2009 and 2008, basic and diluted earnings per share computation excludes the 5,800,000 shares in escrow on condition of certain performance target for 2010 and 2011 and 766,823 ordinary shares in escrow which will be released contingent on financial advisory and certain other services to be provided by the Sponsors. The conditions for release of the 5,000,000 escrow shares and 340,810 escrow shares were met as of December 31, 2010. The shares were included in the basic and diluted earnings per shares computation for the year ended December 31, 2010.

As of December 31, 2010, the Company had warrants and put options exercisable in aggregate of 2,626,027 ordinary shares.  For the year ended December 31, 2010, 250,000 Put Options were included in the diluted earnings per share calculation. The Company had no warrants and Unit Options outstanding at December 31, 2009 and 2008, and therefore no diluted effect on the earnings per share calculation for the years ended December 31, 2009 and 2008.

 Note 19 – Commitments and contingencies

From time to time, the Company is involved in legal matters arising in the ordinary course of business.  Management currently is not aware of any legal matters or pending litigation, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2010 and 2009.

Guanwei was formed on June 22, 2007, with registered capital of $11,880,000.  Under PRC law, the registered capital of a company is regarded as corporate property, and it is the shareholder’s obligation to fulfill its subscribed capital contribution according to the provisions of PRC law and the PRC company’s charter documents.  As of December 31, 2010, $3,130,000 had been invested by Honesty Group in Guanwei.  According to an agreement reached with the local government agency, the Jinjiang Bureau of China’s State Administration of Industry and Commerce (“SAIC”), the remaining registered capital of $8,750,000 must be contributed by the end of 2011.  The SAIC provided Honesty Group with additional time to make the registered capital payments because Honesty Group is in the process of investing in infrastructure in the region.  If Honesty Group is unable to make the registered capital payments during 2011, it believes it will be able to reach agreement with the SAIC to further defer the obligation of the shareholders of the subsidiaries to pay the remaining registered capital, provided that the SAIC believes Honesty Group is progressing with the timetable for making its infrastructure investments.

As of December 31, 2010, the Company had contractual capital commitments of approximately $2.8 million for purchases of manufacturing facilities and construction project.

Note 20 - Subsequent events

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2010.

On December 31, 2010, Guancheng obtained a credit facility with Bank of Communications (“Bank”) in the amount of $15,421,822 (RMB 101,660,000). The Company issued notes payable amounting to $15,397,550 (RMB101,500,000), which was collateralized by restricted cash of $6,159,020 (RMB40,600,000), or approximately 40% of the notes payable the Company issued.  Guancheng also entered into seven short term loan agreements with the Bank on December 31, 2010, pursuant to which the Bank agreed to provide the Company with up to $5,900,000 (RMB 39,000,000), due December 15, 2011 with an interest rate of 6.94%. The loans were secured by BORO’s land use right. No loan was provided as of December 31, 2010. The Company received a total of $ 5,916,300 (RMB 39,000,000) in the subsequent period.

On January 21, 2011, the underwriters of SGOCO Group, Ltd.’s public offering of 1,333,333 ordinary shares closed on the exercise of a portion of their over–allotment option and purchased 80,267 additional ordinary shares, resulting in additional gross public offering proceeds of approximately $0.4 million.

On February 15, 2011, SGOCO Group, Ltd. (the “Company”) was advised by Pope Investments II LLC (“Pope”) that pursuant to the Put Option dated March 9, 2010, Pope was exercising its put right as to 250,000 ordinary shares at $8.00 per share.  On February 28, 2011, the Company completed the repurchase of the shares.  In addition, on such date, the Company repurchased from Pope a Warrant to purchase 250,000 ordinary shares at an exercise price of $8.00 per share for a total purchase price of $125,000.