Form 20-F
period 2011-12-31
SGOCO Group, Ltd.
filed 2012-08-30
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ____________

Commission file number: 1-35015

SGOCO Group, Ltd.

(f/k/a SGOCO Technology, Ltd.)

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Beijing Silver Tower, Room 1817

2 Dongsanhuan North Road

Chaoyang District, Beijing

China 100027

(Address of principal executive offices)

David Xu, Chief Financial Officer

Tel: +86 (10) 8587-0170; Fax: +86 (10) 8587-0252

Beijing Silver Tower, Room 1817

2 Dongsanhuan North Road

Chaoyang District, Beijing

China 100027

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

With a copy to:

Nixon Peabody LLP	Nixon Peabody LLP
401 9th Street NW, Suite 900	50th Floor, Bank of China Tower
Washington, DC 20004	1 Garden Road, Central
Telephone: 1(202) 585-8000	Hong Kong, SAR
Facsimile: 1(202) 585-8080	Telephone: 852-9307-3900
Facsimile: 852-2521-0200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Ordinary Shares, par value $0.001 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one Ordinary Share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 17,258,356 ordinary shares issued and outstanding as of December 31, 2011.

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

☒ Yes     ☐ No

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

☐ Item 17     ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	- 3 -

CERTAIN INFORMATION	- 4 -

PART I	- 5 -
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 5 -
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	- 5 -
ITEM 3. KEY INFORMATION	- 5 -
A. Selected Financial Data.	- 5 -
B. Capitalization and Indebtedness.	- 6 -
C. Reason for the Offer and Use of Proceeds.	- 6 -
D. Risk Factors.	- 6 -
ITEM 4. INFORMATION ON THE COMPANY	- 21 -
A. History and Development of the Company.	- 21 -
B. Business overview.	- 24 -
C. Organizational structure.	- 29 -
D. Property, plant and equipment.	- 30 -
ITEM 4A. UNRESOLVED STAFF COMMENTS	- 31 -
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 31 -
A. Operating results.	- 31 -
B. Liquidity and capital resources.	- 37 -
C. Research and development, patents and licenses, etc.	- 40 -
D. Trend information.	- 40 -
E. Off-balance sheet arrangements.	- 40 -
F. Tabular disclosure of contractual obligations.	- 40 -
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 41 -
A. Directors and senior management.	- 41 -
B. Compensation.	- 42 -
C. Board Practices.	- 45 -
D. Employees.	- 47 -
E. Share Ownership.	- 47 -
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	- 48 -
A. Major Shareholders.	- 48 -
B. Related-Party Transactions.	- 48 -
C. Interests of Experts and Counsel	- 49 -
ITEM 8. FINANCIAL INFORMATION	- 49 -
A. Consolidated Statements and Other Financial Information.	- 49 -
B. Significant Changes.	- 49 -
ITEM 9. THE OFFER AND LISTING	- 50 -
A. Offer and Listing Details.	- 50 -
B. Plan of Distribution.	- 51 -
C. Markets.	- 51 -
D. Selling Shareholders.	- 51 -
E. Dilution.	- 51 -
F. Expenses of the Issue.	- 51 -
ITEM 10. ADDITIONAL INFORMATION	- 51 -
A. Share Capital.	- 51 -
B. Memorandum and Articles of Association.	- 51 -
C. Material Contracts.	- 51 -
D. Exchange controls.	- 51 -
E. Taxation.	- 51 -
F. Dividends and paying agents.	- 58 -
G. Statement by experts.	- 59 -
H. Documents on display.	- 59 -
I. Subsidiary Information	- 59 -
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	- 59 -

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 59 -
PART II	- 60 -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 60 -
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 60 -
ITEM 15. CONTROLS AND PROCEDURES	- 60 -
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	- 61 -
ITEM 16B. CODE OF ETHICS	- 61 -
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 61 -
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 62 -
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 62 -
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	- 63 -
ITEM 16G. CORPORATE GOVERNANCE	- 64 -
PART III	- 64 -
ITEM 17. FINANCIAL STATEMENTS	- 64 -
ITEM 18. FINANCIAL STATEMENTS	- 65 -
ITEM 19. EXHIBITS	- 65 -
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	- 68 -
CONSOLIDATED BALANCE SHEETS	F-1
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME	F-2
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY	F-3
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-5
Note 1 - Organization and description of business	F-5
Note 2 - Accounting policies	F-6
Note 3 – Business acquisition	F-13
Note 4 - Accounts receivable, trade	F-14
Note 5 - Other receivables and prepayments	F-15
Note 6 - Inventories	F-15
Note 7 - Advances to suppliers	F-15
Note 8 - Plant and equipment, net	F-15
Note 9 - Intangible assets, net	F-15
Note 10 - Debt	F-16
Note 11 - Employee pension	F-17
Note 12 – Warrant derivative liability	F-17
Note 13 - Put option liability	F-19
Note 14 – Capital transactions	F-19
Note 15 - Statutory reserve	F-20
Note 16 - Income taxes	F-20
Note 17 - Enterprise-wide geographic reporting	F-21
Note 18 - Related party and shareholder transactions	F-22
Note 19 - Earnings per share	F-23
Note 20 – Commitments and contingencies	F-23
Note 21 – Sale of Honesty	F-24
Note 22 - Subsequent events	F-24

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks and are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including the correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based on the success of our business.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	Sale of Honesty Group may not produce the benefits anticipated by us;

2.	Competition in our industry is intense and we may lose customers;

3.	Decreased selling prices for display products, regardless of cyclical fluctuations in the industry would adversely impact our margins if prices decrease faster than we are able to reduce our costs

4.	We sell most of our products through a few large customers with which we do not have long-term agreements and, accordingly, we may have risks from our level of customer concentration

5.	We may not be able to manage our growth effectively and our growth may slow down in the future;

6.	Our ability to maintain effective internal control over financial reporting;

7.	China’s overall economic conditions and local market economic conditions;

8.	Trading in our ordinary shares has been halted by NASDAQ and may not be resumed in the near future, if at all;

9.	Possibility of securing loans and other financing without efficient fixed assets as collateral; and

10.	Legislation or regulatory environments.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report.  We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, references in this Annual Report:

1.	“SGOCO”, “we,” “us,” “our,” or the “our company” refers to SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below; our predecessor was named Hambrecht Asia Acquisition Corp;

2.	“SGOCO International” refers to SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

3.	“SGOCO (Fujian)” refers to SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

4.	“Beijing SGOCO” refers to Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

5.	“SGO” refers to SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

6.	“Honesty Group” refers to Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;

7.	“Guanke” refers to Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

8.	“Guanwei” refers to Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

9.	“Guancheng” refers to Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

10.	“Acquisition” refers to the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;

11.	“Sale of Honesty Group” refers to the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;

12.	“PRC” or “China” refers to the People’s Republic of China;

13.	All references to “U.S. Dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. All references to “RMB” and “Renminbi” refer to the legal currency of China;

14.	In this report, “Tier 3 cities” refers to middle-scale or prefecture level cities in China; and “Tier 4 cities” refers to small or county level cities in China; and

15.	Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association as currently in effect, we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this Annual Report, references that would otherwise be to members are made to shareholders, which term is more familiar to investors on the NASDAQ Capital Market.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

On March 12, 2010, we completed a share exchange transaction with Honesty Group and its shareholders, and Honesty Group became our wholly-owned subsidiary. The share exchange transaction was accounted for as a reorganization and recapitalization of Honesty Group. As a result, SGOCO’s (the legal acquirer) consolidated financial statements are, in substance those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of SGOCO being included effective from the date of the share exchange transaction. There was no gain or loss recognized on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

On November 15, 2011, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in Honesty Group to Apex Flourish Group Limited for $76 million in total consideration. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on developing, branding, marketing and distribution of LCD/LED products in China. The operations of Honesty Group are reflected in our Fiscal Year 2011 financial statements through November 30, 2011.

The selected consolidated statement of operations data presented below for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial information for the years ended December 31, 2011, 2010 and 2009 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this report.

Consolidated Statement of Income

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
	($)	($)	($)	($)	($)
Net revenues	313,135,771	217,300,745	67,874,304	43,790,842	10,482,997
Cost of goods sold	(279,398,945)	(184,601,757)	(57,764,335)	(37,709,028)	(9,507,978)
Gross profit	33,736,826	32,698,988	10,109,969	6,081,814	975,019
Selling expenses	(1,705,737)	(700,148)	(116,918)	(211,198)	(34,230)
General and administrative expenses	(5,778,875)	(6,443,314)	(889,481)	(562,265)	(326,274)
Total operating expenses	(7,484,612)	(7,143,462)	(1,006,399)	(773,463)	(360,504)
Income from operations	26,252,214	25,555,526	9,103,570	5,308,351	614,515
Interest income	288,415	89,900	7,221	4,640	2,658
Interest expense	(2,074,034)	(1,021,066)	(841,613)	(70,108)	(62,367)
Other income (expense), net	(248,545)	(892,184)	(75,893)	(18,438)	(68,911)
Change in fair value of warrant derivative liability	925,445	(286,877)	-	-	-
Gain from disposal of subsidiaries	126,860	-	-	-	-
Income before provision for income taxes	25,270,355	23,445,299	8,193,285	5,224,445	485,895
Provision for income taxes	(8,651,298)	(3,513,710)	(1,034,212)	-	-
Net income	16,619,057	19,931,589	7,159,073	5,224,445	485,895

Earnings per share:
Basic-ordinary share	1.03	2.13	0.84	0.61	0.06
Diluted-ordinary share	1.02	1.86	0.84	0.61	0.06
Weighted average shares used in calculating earning per share:
Basic	16,086,598	9,354,186	8,500,000	8,500,000	8,500,000
Diluted	16,288,242	10,705,957	8,500,000	8,500,000	8,500,000

Consolidated Balance Sheet Data

	As of December 31,
	2011	2010	2009	2008	2007
	($)	($)	($)	($)	($)
Total assets	85,201,387	152,620,889	79,472,678	40,461,169	16,100,433
Total liabilities	11,313,283	91,993,370	47,470,026	18,680,726	2,630,205
Total shareholders’ equity	73,888,104	60,627,519	32,002,652	21,780,443	13,470,228

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all of the information in this report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Ordinary Shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Risks Relating to Our Business and Industry

Sale of Honesty Group may not produce the benefits anticipated by us.

Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. On November 15, 2011, we entered into an agreement to sell our 100% ownership interest in Honesty Group to Apex Flourish Group Limited for $76 million in total consideration. Through this transaction, we intend to transition SGOCO from a “heavy-asset” business model to a “light-asset” business model with greater flexibility and scalability.

Following the Sale of Honesty Group, we have discontinued consolidating the financial statements of Honesty Group. If Honesty Group were to be deemed a variable interest entity under U.S. GAAP, we would be required to consolidate its financial statements with ours. If that occurred, we may lose the benefit of the “light-asset” model and would substantially change our financial condition, including an increase in debt and other liabilities.

Pursuant to the Sale and Purchase Agreement, Apex Flourish Group Limited assumed our obligations to pay up the remaining registration capital of $8.75 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. There can be no assurance that Chinese governmental authorities will not claim that SGOCO must pay the unpaid capital into Guanwei or the remaining investment in Guanke Technology Park, if Apex fails to do so.

Competition in our industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

The LCD/ LED products industry in China is highly competitive, and we expect competition to persist and intensify. We face competition from distributors and LCD/LED manufacturers that use their extensive brand-name value, manufacturing and marketing size, and in-house sales forces and exclusive sales agents to distribute their products. We compete for customers on the basis of, among other things, our product offerings, customer service and reputation. Some of our competitors have greater financial, research and development, design, marketing, distribution, management or other resources.

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

There can be no assurance that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products to improve our competitiveness. This could adversely affect our margins, profitability and financial results.

Our industry has experienced declines in the average selling prices of display products irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display products have generally declined and are expected to continually decline with time regardless of industry-wide cyclical fluctuations because of, among other factors, technological advancements and cost reductions. We may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market. But such prices decline over time, and in certain cases, very rapidly, because of market competition or otherwise.

We may not be able to effectively anticipate and counter the price erosion that accompanies our products. In addition, the average selling prices of our display products may decrease faster than the speed at which we are able to reduce our purchasing costs. If those events occur, our gross margins would decrease and our results of operations and financial condition would be materially and adversely affected.

We sell most of our products through a few large distributors with whom we do not have long-term agreements, and, accordingly, we may have risks from our level of customer concentration.

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2011, 2010 and 2009, sales to our top two customers or distributors accounted for 31%, 35% and 48%, respectively, of our total revenue.

The identity of our largest customers has generally changed from period to period, such that none of the customers that represented greater than 10% of our revenue for the year ended December 31, 2009 still represented greater than 10% of our revenue for the years ended December 31, 2010 and 2011.

We are exposed to the credit risks of our customers.

Our accounts receivable aging period typically ranges from 30 to 70 days. Our financial position and profitability is dependent on the creditworthiness of our customers. Thus, we are exposed to the credit risks of our customers, and this risk increases the larger the orders are. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in China, in particular the risk of monetary and fiscal policies to address inflation, businesses in China are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers, an increase in accounts receivable aging or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers, our cash flows and financial results would be adversely affected.

We may not be able to retain, recruit and train adequate management, sales and marketing personnel, and our inability to attract and retain qualified personnel may limit our development.

Our success is dependent to a large extent on our ability to retain the services of our executive management personnel, who have contributed to our growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our continuing success. Our future success will depend on the continued service of our senior management. In particular, Mr. Burnette Or, Chairman of the Board and President, has over 10 years’ experience in the PC monitor and TV industry and is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership is critical to our operations and financial performance.

If we lose the services of Mr. Or, or any of our other key executive personnel, and cannot replace them in a timely manner, such a loss would reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects.

We may not be able to manage our growth effectively and our growth may slow down in the future.

We have been expanding our business rapidly. In the future we may expand either through organic growth or through acquisitions and investments in related businesses. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing a growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to support future growth adequately. Failure to manage expansion effectively may affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

As the majority of our operations are in China, we may face risks related to health epidemics and other outbreaks in China, which could adversely affect our operations.

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

We depend on product manufacturing provided by outsourcing partners including Honesty Group.

The majority of our manufacturing is performed by Honesty Group and its subsidiaries, which are now independent of the Company. SGOCO has the right to source products from other manufacturers and has started to do so. While these arrangements may lower costs, they also reduce our direct control over production. It is uncertain what effect such diminished control will have on the quality or quantity of products or our flexibility to respond to changing conditions.

There are no long-term supplier contracts with the suppliers or manufacturers. If manufacturers determine not to continue business with us, or if manufacturing by Honesty Group or other suppliers may be disrupted for any reason, including extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions, environmental issues, bankruptcy, or change of control, our business, financial condition or results of operations could be materially adversely affected due to concentration on a few key manufacturers or finished goods suppliers.

Problems with product quality, including defects, in our LCD/LED products could result in a decrease in customers and sales, and unexpected expenses.

Our products are manufactured using advanced and often new technology and must meet stringent quality requirements. Products manufactured using advanced and new technology such as ours may contain undetected errors or defects, especially when first introduced. For example, our LCD/LED products may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-design costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation.

In addition, future product failures could cause our suppliers or manufacturers to incur substantial expense to repair or replace defective products. Our products including custom systems are subject to warranty obligations. Generally, these requirements obligate our outsourced manufacturers to a three-year repair or replace obligation. If the product cannot be repaired after two attempts during the three-year warranty period, the manufacturers or suppliers must offer the end customer a replacement. If we deliver LCD/LED products with errors or defects, or if there is a perception that our LCD/LED products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may increase our warranty costs, damage our market reputation and cause our sales to decline.

On the other hand, the display panel manufacturers offer us a one-year warranty. Although our warranty obligations to our customers for the display panels are essentially borne by our manufacturers, the product failures could increase the warranty costs of our display panel manufacturers who may then transfer their costs to us and ultimately to the end customers.

SGOCO International has unfulfilled registered capital obligations for its subsidiaries.

SGOCO International’s subsidiaries, SGOCO (Fujian) and Beijing SGOCO, were formed on July 28, 2011 and December 26, 2011, respectively, with registered capital of $2,200,000 and $500,000, respectively. Under PRC law, the registered capital of a company is regarded as corporate property, and it is the shareholder’s obligation to fulfill its registered capital contribution according to the provisions of PRC law and the Company’s charter documents. The charter document for each PRC company, which consists of the Company’s articles of association, is the agreement that sets forth the amount of registered capital required to be paid. SGOCO International has the obligation to fulfill the registered capital obligations of SGOCO (Fujian) and Beijing SGOCO.

As of September 15, 2011, SGOCO International had paid registered capital of $449,960 to SGOCO (Fujian). As of March 19, 2012, SGOCO International had also paid registered capital of $100,950 to Beijing SGOCO. SGOCO International must pay the rest of its registered capital obligations within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules. If it fails to contribute the required capital, it will have to apply for a reduction in the remaining registered capital, which may not be granted. Also, if SGOCO International fails to contribute the registered capital, it may be penalized with fines of 5 –15% of the amount of unpaid capital. In addition, in certain cases, the business license(s) for SGOCO (Fujian) and/or Beijing SGOCO may be revoked, which would result in their inability to conduct business in China. If SGOCO International is required to fund the remaining registered capital, it may need to raise external financing. But there is no assurance that sufficient external financing could be raised to fund the registered capital amount.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, which is a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency denominated registered capital of a foreign-invested company may only be used for purposes within the Company's business scope approved by the applicable governmental authority. It may not be used for equity investments within the PRC, unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated registered capital of a foreign-invested company.

Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). The SEC, as required under Section 404 of the Sarbanes-Oxley Act (“Section 404”), has adopted rules requiring public companies to include in their annual reports a management report on the effectiveness of these companies’ internal control over financial reporting.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2011. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. For example, we may not be able to identify and hire suitable personnel with the requisite U.S. GAAP and internal control experience. The implementation of our remedial initiatives may not fully address the material weakness and significant deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. We also expect to incur additional compensation expenses in connection with hiring additional accounting and internal control personnel.

As a result, our business and financial condition, results of operations and prospects, as well as the trading price of our ordinary shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, In turn, that could subject us to potential delisting from the stock exchange on which our ordinary shares are listed, regulatory investigations or civil or criminal sanctions.

Our market is subject to rapidly changing consumer preferences and we may not be able to predict or meet consumer preferences or demand accurately.

We derive a significant amount of revenue from the LCD/LED products that are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences. Our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that we cannot predict with certainty. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Unauthorized use of our brand names by third parties may adversely affect our business.

We consider our brand names critical to success. Due to the nature of our business, we do not have many patents, administrative protection or trade secrets covering branding, distributing and marketing of LCD/LED products. Our continued ability to differentiate ourselves from other LCD/LED products distributors and other potential new entrants depends substantially on our ability to preserve the value of our brand names.

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand names. In particular, we have applied to register the “SGOCO,” and “POVISON” marks as Hong Kong trademarks and register the “SGOCO” mark as a U.S. trademark. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand names. Among others, we may not be able to detect unauthorized use of our brand names in a timely manner because our ability to determine whether other parties have infringed our brand names is generally limited to information from publicly available sources.

In order to preserve the value of our brand names, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are uncertain and still evolving, we may not be successful in litigation. Further, future litigation could also result in substantial costs and diversion of our resources and could disrupt our business.

We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time to time, we may seek additional financing to provide the capital required to maintain our business, if cash flow from operations is not sufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may not be able to expand our business or to develop new business at the rate desired, and our results of operations may be adversely affected.

If we are able to incur debt, we may be subject to certain restrictions imposed by the terms of the lender. In addition, the repayment of such debt may limit our cash flow and our ability to grow. If we are not able to incur debt, we may be forced to issue additional equity, which could have a dilutive effect on our shares.

We may be treated as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares and warrants.

In general, we will be treated as a PFIC for any taxable year in which either:

1.	at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income; or

2.	at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) are attributable to assets that produce, or are held for the production of, passive income.

Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance as to our status as a PFIC for any taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Being a foreign private issuer exempts us from certain SEC requirements that provide shareholders the protection of information that must be made available to shareholders of U.S. public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, or Exchange Act. As such, we are exempt from certain provisions applicable to U.S. public companies including:

1.	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

2.	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations regarding a security registered under the Exchange Act;

3.	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

4.	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Expansion of our business may put added pressure on our management, which may impede our ability to meet any increased demand for our products and adversely affect our results of operations.

Our business plan is to grow our operations profitably. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

1.	the continued acceptance of our LCD/LED products by consumers;

2.	our ability to successfully and rapidly expand our SGOCO Image program to reach potential customers in response to potentially increasing demand;

3.	the costs associated with such growth, which are difficult to quantify, but could be significant;

4.	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

5.	the highly competitive nature of our industry; and

6.	the continued availability and favorable pricing of the raw materials and components used in our products.

If we are successful growing our SGOCO Image program, we may be required to provide various support and deliver LCD/LED products to our customers. In addition, we may not be able to meet the needs of our customers, which could adversely affect our relationships with our customers and results of operations.

Under the Enterprise Income Taxes Law, SGOCO may be classified as a “resident enterprise” of the PRC. Such classification could result in adverse tax consequences to SGOCO and its non-PRC resident shareholders.

Under the new Enterprise Income Taxes (EIT) Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, SGOCO Group, Ltd., may be considered a resident enterprise and may therefore be subject to PRC income tax on our global income.

The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises like SGOCO, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Since the EIT Law became effective in 2008, SGOCO has not been treated as a “resident enterprise.”

If the PRC tax authorities determine that SGOCO is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, SGOCO may be subject to enterprise income tax at a rate of 25% on SGOCO’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both SGOCO and SGOCO International are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiaries to SGOCO International and from SGOCO International to SGOCO would be exempt from PRC tax.

If SGOCO were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that SGOCO receives from its PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC):

1.	may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion regarding Taxes on Income (the “PRC-Hong Kong Tax Treaty”) is applicable; or

2.	if such treaty does not apply (i.e., because the PRC tax authorities may deem SGOCO International to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax.

Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a 10% PRC tax being imposed on dividends SGOCO pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring SGOCO’s ordinary shares, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, SGOCO may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. SGOCO’s non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of ordinary shares in certain circumstances. SGOCO would not, however, have an obligation to withhold PRC tax regarding such gain.

If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). According to the Notice of the Provisional Regulation of Non-PRC Residents’ Enjoyment of the Preferential Treatment of Tax Treaty, Circular 124, on August 24, 2009, issued by the State Administration of Taxation, The non-PRC shareholders located in countries which have income tax treaties with China may be taxed at a reduced rate lower than 10%. Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Intercompany loans from SGOCO to its operating subsidiaries must comply with PRC law.

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

If we were to advance funds to our Chinese subsidiaries in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our Chinese subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

We cannot be sure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, regarding future loans by us to our Chinese subsidiaries or affiliated entities or regarding future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use such future loans or capital contributions to capitalize or otherwise fund our Chinese operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.

The global market and economic conditions during the years 2008 through 2011 were unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to volatility of unprecedented levels.

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis in 2011. It is not clear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position.

Our business operations will continue to be focused and conducted in China, and a substantial portion of our sales will continue to be made in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

1.	the amount of government involvement;
2.	the level of development;
3.	the growth rate;
4.	the control of foreign exchange; and
5.	the allocation of resources.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. But, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect our business.

The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The Chinese government has implemented certain measures to control the pace of economic growth. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to a reduction in demand for our products.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us or our subsidiaries, affiliates, officers, directors and shareholders.

A majority of our assets are located outside of the U.S. and most of our directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including matters arising under U.S. federal or state securities laws.

China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in China against our assets or our subsidiaries, officers, directors, shareholders and advisors only if:

1.	the actions are not required to be arbitrated by Chinese law;

2.	and the facts alleged in the complaint give rise to a cause of action under Chinese law; and

3.	the actions satisfy certain prerequisite conditions prescribed by Chinese law.

Connected with such an original action, a Chinese court may award civil liabilities, including monetary damages. Notwithstanding the ability to bring original actions, we do not believe it is likely that the courts in China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state or territory within the United States.

Our auditor, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China and Hong Kong, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, our operations are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of relevant PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection conducted by the PCAOB.

Inspections of some other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures. Certain deficiencies revealed in the inspection process can be addressed to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors operating in China makes it difficult to evaluate our auditor’s audit procedures and quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB inspections.

We face uncertainties regarding indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that:

1.	has an effective tax rate less than 12.5%; or

2.	does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer.

Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise.

In addition, there are not any formal declarations regarding how to determine whether a foreign investor has adopted an abusive arrangement to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698. We may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

Uncertainties regarding the Chinese legal system could have a material adverse effect on us.

The Chinese legal system is a civil law system based on written statutes. Unlike in the common-law system, prior court decisions may be cited for reference, but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries, SGOCO (Fujian) and Beijing SGOCO, which were established in China. As a result, we will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

But, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we or our subsidiaries enjoy either by law or contract. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we would enjoy in more developed legal systems. These uncertainties may impede our ability to enforce contracts or other rights. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our shareholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

If China imposes restrictions to reduce inflation, future economic growth in China could be curtailed which could adversely affect our business and results of operation.

While the economy of China has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation, the Chinese government may impose controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in our LCD/LED products leading to a decline in our profitability.

Changes in foreign exchange regulations in China may affect our operating subsidiaries’ ability to pay dividends in foreign currency or conduct other foreign exchange business.

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. Dollars. In China, SAFE regulates the conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (i.e., remittance of foreign currencies for payment of dividends, etc.).

Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, SGOCO International’s Chinese primary operating subsidiaries, SGOCO (Fujian) and Beijing SGOCO, are able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the Chinese government may take measures in the future to restrict access to foreign currencies for current account transactions.

Fluctuation in the value of the Renminbi (RMB) may reduce our profitability.

The change in value of the RMB against U.S. Dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the RMB to the U.S. Dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against U.S. Dollar. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition. For example, to the extent that we need to convert U.S. Dollar we receive into RMB for our operations, appreciation of the RMB against U.S. Dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollar for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of U.S. Dollar against the RMB would reduce the U.S. Dollar amount available to us.

Exchange controls that exist in China may limit our ability to use our cash flows effectively.

Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, regarding our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements. However, the Chinese government may take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we have outside of China.

Foreign exchange transactions continue to be subject to significant foreign exchange controls and require the approval of , or registration with the Chinese governmental authorities, including SAFE. In particular, if SGOCO International borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE. In addition, if we finance SGOCO International by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of SGOCO International to obtain additional foreign exchange through debt or equity financing.

Risks Relating to Our Shares

We have failed to meet continued listing requirements on the NASDAQ Capital Market, trading of our Ordinary Shares has been halted and our Ordinary Shares may be delisted. Due to the delay in filing the Annual Report on Form 20-F, the Company’s warrants have been delisted from trading on the OTC Bulletin Board.

Our ordinary shares are listed on the NASDAQ Capital Market. We must comply with various NASDAQ Marketplace rules in order to maintain the listing of our securities. The NASDAQ listing rules require, among other things, that a company timely file its periodic reports with the SEC. On May 16, 2012, NASDAQ halted trading in the Company’s ordinary shares shortly after the resignation of our independent auditor Grant Thornton, China. As of the date of this report, trading has not resumed.

On June 1, 2012, we received a letter from the listing qualification staff of NASDAQ, indicating that we were not in compliance with the continued listing requirement to timely file periodic reports with the SEC. The NASDAQ staff required the Company to submit a plan of compliance by June 12, 2012, which was later extended to June 22, 2012. The Company submitted a plan of compliance on June 22, 2012. As of the date of this Annual Report, the NASDAQ Stock Market has not delisted our ordinary shares.

If we are not able to regain compliance, our securities will be delisted by NASDAQ. If our securities were to be delisted from NASDAQ, the trading of our securities could possibly be shifted to the OTC Bulletin Board or the Pink Sheets, which could make it more difficult to dispose of, or obtain accurate quotations for the price of, our securities.  In addition, such a development would likely also trigger a reduction in the already limited coverage of our Company by security analysts and the news media. Delisting and these other effects could cause the price of our securities to decline further.

We received notice from FINRA that due to the delay in filing the Annual Report on Form 20-F, the Company’s warrants have been delisted from trading on the OTC Bulletin Board effective June 1, 2012. The warrants are now quoted on the Pink Sheets.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

1.	actual or anticipated fluctuations in our annual and quarterly operating results and changes or revisions in our expected results;

2.	changes in financial estimates by securities research analysts;

3.	market conditions for LCD/LED products marketing and distribution;

4.	changes in the economic performance or market valuations of companies specializing in LCD/LED product marketing and distribution;

5.	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

6.	addition or departure of our senior management and key research and development personnel;

7.	fluctuations of exchange rates between the Renminbi and the U.S. Dollar;

8.	litigation related to our intellectual property;

9.	changes in investors’ perception toward U.S. listed Chinese companies;

10.	release or expiry of transfer restrictions on our outstanding ordinary shares; and

11.	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Approximately 54.0% of our Ordinary Shares are held by one shareholder. This voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

Sun Zone Investments Limited, which is owned by our Director Tin Man Or, currently owns approximately 54.0% of our voting shares. This shareholder can control substantially all matters requiring approval by our shareholders, including the election of Directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of our company or discouraging a potential acquirer from attempting to obtain control of our company, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

We do not expect to pay dividends, so our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

We do not expect to pay dividends to our shareholders in the foreseeable future. The Board of Directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, including restrictions in credit agreements, imposed by applicable law, including the laws of China governing dividend payments, currency conversion and loans, and other factors our Board of Directors deems relevant. Accordingly, realizing a gain on shareholders’ investments depends on whether the price of our shares appreciates in the securities market on which our shares trade. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

As of December 31, 2011, we had 17,258,356 ordinary shares and 598,850 warrants outstanding. We issued an option to purchase up to a total of 280,000 units at $10 per unit to the underwriters in our IPO, which, if exercised, would result in the issuance of 280,000 shares and 280,000 warrants. As of December 31, 2011, there are also issued and outstanding warrants to purchase 13,571 ordinary shares at $6.00 per share to the underwriters of our December 2010 offering.

In November 2010, our shareholders approved the adoption of a stock incentive plan that provides for the issuance of stock options, restricted stock or other awards up to 7% of the fully diluted outstanding shares to the employees, directors and consultants of SGOCO and its subsidiaries.

In addition, we have authorized capital stock under our charter of 50,000,000 ordinary shares and 1,000,000 preferred shares. Subject to any restrictions under NASDAQ rules, these shares may be issued without shareholder approval.

The sale or even the possibility of sale of the foregoing shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you would probably experience dilution to your holdings.

Due to the lack of unrestricted ordinary shares available to be sold, liquidity for our ordinary shares is limited.

As of December 31, 2011, we had approximately 17,258,356 ordinary shares outstanding. Of these shares, approximately 2.0 million ordinary shares are held by persons not affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

Volatility in the price of our ordinary shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the Unites States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against companies. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we become directly subject to the recent scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our normal business and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities or our directors under Cayman Islands law are not as clearly established as they would be under the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Many U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

The Cayman Islands courts are also not likely:

1.	to recognize or enforce against us judgments of courts of the United States based on civil liability provisions of U.S. securities laws; and

2.	to impose liabilities against us, in original actions brought in the Cayman Islands, based on civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards.

For example, the Companies Law of the Cayman Islands does not require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present.

In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, the Companies Law of the Cayman Islands does not contain such a requirement. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure and Acquisition of Honesty Group

SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands on July 18, 2007, was previously named SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China through a merger, stock exchange, asset acquisition or similar business combination or control through contractual agreements. The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share on March 12, 2008.

Pursuant to our charter documents, we were required to enter into a business combination transaction to acquire control of a business with its primary operation in the PRC with a fair market value of at least 80% of the trust account established at the time of our IPO, or the Trust Account, (excluding certain deferred underwriting commissions) prior to March 12, 2010, or dissolve and liquidate. The approval of the business combination transaction required the approval of a majority of the outstanding shares and was conditioned on, among other matters, not more than 30% of the outstanding shares being properly tendered for redemption under our charter documents. Each ordinary share issued in our IPO was entitled to be redeemed if it was voted against the business combination transaction at a price equal to the amount in the Trust Account divided by the number of shares issued in the IPO outstanding at the time, estimated to be approximately $7.98 million as of February 17, 2010.

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”). In addition, at the meeting to approve the acquisition, the holders of our outstanding warrants approved an amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $5.00 to $8.00 and to extend by one year the exercise period, or until March 7, 2014, and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per warrant upon the closing of the Acquisition. We may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the last sale price of our ordinary shares equals or exceeds $11.50 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption.

The Acquisition resulted in the issuance of:

1.	8,500,000 ordinary shares to the former shareholders of Honesty Group, and

2.	5,800,000 additional ordinary shares to the former shareholders of Honesty Group to be held in escrow and released if the following milestones are met by the combined company:

	a)	If “Income from Existing Operations” for the year ended December 31, 2010 is in excess of $15,000,000 (the “First Earn-Out Milestone”), the escrow agent will release 5,000,000 shares to the former shareholders of Honesty Group. The First Earn-Out Milestone was met during the year ended December 31, 2010. The shares were not released in 2011 but are expected to be released in September of 2012 to the former shareholders of Honesty Group; and

	b)	If “Income from Existing Operations” for the year ended December 31, 2011 is in excess of $20,000,000 (the “Second Earn-Out Milestone”), the escrow agent will release the remaining 800,000 shares to the former shareholders of Honesty Group. The Company expects this to occur in September of 2012.

In addition, 766,823 shares held by the original shareholders of the Company were placed in escrow pending satisfaction of certain conditions.

Those conditions include our reaching the earn-out milestones discussed above, as well as:

1.	Messrs. Robert Eu and John Wang providing 30 hours per month in services to us in connection with investor relations, listing on the NASDAQ Global Stock Market or NASDAQ Global Select Stock Market, introducing investors and advisors;

2.	listing of our shares on such stock markets if we act in good faith to obtain such a listing once the listing criteria are met; and

3.	providing the opportunity for us to raise an additional $15 million in equity subject to meeting certain prescribed pricing criteria.

In connection with the issuing of the 5,800,000 escrowed shares and the 766,823 escrowed shares, we, the original shareholders of the Company, and the Honesty Shareholders entered into an escrow agreement with Grand Pacific Investment Limited as escrow agent, pursuant to which the escrow agent agreed to hold the foregoing shares pending satisfaction of certain conditions within the applicable time periods. If the conditions are not met, some or all of the foregoing shares, will be cancelled and returned to the status of authorized and unissued ordinary shares.

As stated above, the First and Second Earn-Out Milestones were met during the years ended December 31, 2011 and 2010 and a total of 5,800,000 shares will be released to the former shareholders of Honesty Group.

In addition, of the 766,823 escrowed shares, 340,810 and 20,517 shares have been earned in 2010 and 2011, respectively, but are not currently eligible to be released. The last measurement date to determine whether the conditions were met for the release of the 766,823 escrowed shares was December 31, 2011. However, on April 17, 2012, the escrow agreement was amended to provide additional time for the conditions to be met. Pursuant to the amendment, holders of the escrowed shares will have until December 31, 2012 to meet the conditions for release.

We entered into various forward purchase agreements with various hedge funds and other institutions for us to repurchase a total of 2,147,493 shares for an aggregate purchase price of $17,285,811 immediately after the closing of the Acquisition. After payment of various fees and expenses, the redemption prices of shares and warrants and the forward purchase contracts, the balance of approximately $5.4 million in the Trust Account was released to us upon consummation of the Acquisition of Honesty Group. After the closing of the Acquisition and the settlement of related transactions, we had outstanding 16,094,756 ordinary shares, of which 859,668 shares were initially issued in our IPO, and warrants to purchase 1,816,027 shares at a price of $8.00 per share, of which 1,566,027 were initially issued in our IPO.

Following the consummation of the Acquisition, Honesty Group became a wholly-owned subsidiary of SGOCO. Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of Guanke Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei Electron Technological Industry Co., Ltd. (“Guanwei”) and Guancheng Electron Technological Industry Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established under the corporate laws of the People’s Republic of China. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. Honesty Group and its subsidiaries are now independent of the Company.

On July 26, 2010, SGOCO formed SGOCO International (HK) Limited, or SGOCO International, a limited liability company registered in Hong Kong (“SGOCO International”). SGOCO International and its subsidiaries were established for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On February 22, 2011, SGO Corporation was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded to market, sell and distribute SGOCO’s high quality products in the American markets. SGO was not operating during 2011.

SGOCO International directly owns 100% of SGOCO (Fujian) Electronic Co., Ltd. SGOCO Fujian is a limited liability company established under the corporate laws of the People’s Republic of China on July 28, 2011.

On December 26, 2011, SGOCO International established another wholly owned subsidiary Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC to conduct LCD/LED monitor and TV product-related product sales and distribution.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% ownership interest in Honesty Group to Apex Flourish Group Limited (“Apex”), a British Virgin Islands company, for $76 million in total consideration (the “Sale of Honesty Group”). Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng.

Pursuant to the SPA, Apex assumed our obligations to pay up the remaining capital of $8.75 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

Connected with the Sale of Honesty Group, Honesty Group transferred to SGOCO certain contracts and assets that are related to design and distribution of SGOCO’s products, including R&D equipment, sales contracts with customers, contracts with retail sales sources, and trademarks and pending trademark applications.

The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on designing, branding, marketing and distributing LCD/LED products in China. Through the transaction, the Company retained most of its customers, brand names, and the nationwide distribution network while substantially reducing its interest bearing liabilities.

Pursuant to the Sale and Purchase Agreement, the $76 million in total consideration was to be paid in installments. Some of the consideration was paid one month late as agreed in the Disposal Memo signed by both Apex and SGOCO. As of May 31, 2012, we have received full amount of the total consideration from Apex.

Warrant Repurchase

In an effort to reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 1,217,177 warrants that had a strike price of $8, those warrants including 967,177 of our publicly-traded warrants for an aggregate purchase price of $360,610 (or $0.37 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $0.50 per warrant), in private transactions. All of the terms of the remaining approximately 0.6 million publicly-traded warrants remain unchanged. There were no outstanding sponsor warrants as of December 31, 2011.

Additionally, the Company, in private transactions, repurchased and retired a total of 53,096 of the warrants that had a strike price of $6 issued to its underwriters in the December 2010 offering for an aggregate purchase price of $26,548 (or $0.50 per warrant). All of the terms of the remaining 13,571 warrants issued to its underwriters in the December 2010 offering remain unchanged.

Through the repurchase and retirement of these warrants, the Company decreased the long-term risks of dilution that may occur in the event that these warrants were exercised.

SGOCO’s Offices

SGOCO’s principal executive office is located at Beijing Silver Tower, Room 1817, 2 Dongsanhuan North Road, Chaoyang District, Beijing, China 100027. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time to time decide. Our agent for service of process in the United States is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

As of December 31, 2011, our primary business operations were conducted through SGOCO International and its wholly-owned PRC subsidiary, SGOCO Fujian. Our main focus is developing our own brands and quality products for sale to the Chinese flat panel display market in Tier 3 and 4 cities.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer our consumers high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” “POVIZON,”“TCL,” and “Founder.”

We are also developing and selling a number of application specific products (ASPs) customized for various niche markets and targeted primarily at institutional customers.

Currently, the majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

As part of our brand building strategy, commencing from the beginning of 2009, we also sell to certain distributors under our SGOCO Image program.

We do not sell our products directly to retailers. But, by providing signage, marketing materials and sales support to the distributors and their retailers under the SGOCO Image program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors which then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

Following the Sale of Honesty Group, we operate on a “light-asset” business model which is marketing-driven with multiple brands all under the SGOCO Image program. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong local appeal;

2.	a world-class quality, design engineering, and product development capability; and

3.	a “light-asset” model that provides the flexibility to source from low cost suppliers meeting our high quality standards.

By integrating these three elements through a distinct distribution channel in the form of a national network of distributors and retail sales sources operating under the “SGOCO Image” name, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy. China is the world’s most populous country. It had a population of 1.3 billion as of the end of 2010 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $1.3 trillion in 2001 to $7.3 trillion in 2011, representing a compound annual growth rate, or CAGR, of 18.8%.

Increasing Consumption. China has recently overtaken Japan to become the world’s second largest economy behind the U.S. Despite average saving rates of one-third of individual income, Booz & Co. predicts that China will become the second-largest consumer market in the world by 2015. According to a January 2010 report released by Credit Suisse, China’s consumer market is expected to rise from $1.72 trillion in 2009 to $15.94 trillion in 2020. China’s share of global consumption is predicted to rise to 23.1% in 2020, overtaking the U.S. as the largest consumer market in the world. The Credit Suisse survey also observed a rising interest in LCD/LED televisions.

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the China Statistical Yearbook, the urban population represented approximately 49.68% of the overall population in China as of December 31, 2010 compared to approximately 20% in the early 1980s. Furthermore, Xinhua News Agency, the official press agency of China, reported the urban population will represent approximately 52% of China’s total population by the end of 2015. McKinsey & Company’s 2011 Annual Chinese Consumer Survey stated that around 60% of consumer goods in urban China are bought by people living in some 700 Tier-3 and Tier-4 cities.

Government Support of Consumer Spending. The Chinese central government has had a policy of aggressively subsidizing consumption of domestic manufactured electronics in smaller cities. The most recent plan targeting rural area consumers went into effect nationwide in February 2009 and expired at the end of 2011. Mr. Deming Chen, the Director of China’s Ministry of Commerce, has been quoted as saying the ministry is looking into drafting new “Appliances to the Countryside” and “Old for New” subsidy policies to replace the expiring policies. The past program offered consumers in rural areas a 13% subsidy of the purchase price of designated home appliances (up to a capped price) with the subsidy split 80%/20% between the central and local governments.

Global LCD/LED Industry

According to DisplaySearch research, in 2011, PC monitor worldwide shipments fell 1.4% to 170 million units and LCD TV sales grew 7.1% to 205 million units. The same report estimates for 2012, worldwide shipments of PC monitors will grow 6.2% and LCD TV sales will grow 7.3%.

Sales of computer monitors are often correlated with the sale of personal computers. International Data Corporation (IDC) reported that in 2011, worldwide PC shipments grew 1.8%. Mature markets such as the U.S. and Western Europe actually shrank by approximately 9% compared to 2010. For 2012, IDC predicts PC growth of 5.0% with most of the growth occurring in the latter half of the year.

China’s LCD/LED Industry

China is now the world’s largest market for PCs and one of the fastest growing. IDC predicts China PC growth for 2012 to be approximately 9%. DisplaySearch still believes that the do-it-yourself (DIY) custom-made PC market in China accounts for approximately 40% of all desktop PCs sold. It likely exceeded 20 million units in 2011.

We believe the demand for PCs and LCD/LED monitors in China will grow due to increasing popularity of the Internet. According to China Daily, as of January 2012, the population of China’s Internet users climbed to 513 million, 93 million more than 2010. The penetration rate of Internet users rose to 38.3%, as compared to more than 70% in mature markets. It was 34.3% at the end of 2010. According to a McKinsey & Company’s 2011 Annual Chinese Consumer Study, personal computers constitute a category ripe for strong growth with much room for additional growth from new users, especially in poorer rural areas where there are only ten personal computers per 100 households.

According to a rural home appliance consumer survey published by Suning Appliance, one of the largest home appliance retail chain stores in China, TVs are still the most popular home appliance in rural China with 43.6% of surveyed households intending to make a purchase.

The McKinsey & Company 2011 Annual Chinese Consumer Study noted that while Chinese consumers are becoming more brand aware, they are not yet very brand loyal and often switch between brands. The study indicated that this trend could change as incomes rise.

SGOCO Products

We offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale or in development include:

1.	LCD/LED monitors with screen sizes up to 32 inches;

2.	LCD/LED TVs with screen sizes up to 65 inches;

3.	Application specific LCD/LED display products, such as tablet PCs for commercial and consumer use, all-in-one e-reader notebooks, cell phone devices, mobile internet devices, e-boards that integrate software and hardware functionalities, rotating screens, CCTV monitors for security systems, billboard monitors for advertising and public notice systems, as well as touch screens for non-keyed entries; and

4.	Application specific multimedia systems and services composed of display products and TVs with software control systems for sale to commercial customers with the potential for recurring revenues.

Our engineers are also developing LCD/LED systems solutions for industry clients, such as educational institutions, government departments and corporate offices. These are customized hardware and software solutions for turnkey delivery to industry clients.

Our products including custom systems are subject to statutory warranty obligations. Generally, these requirements obligate our outsourced manufacturers to a three-year repair or replace obligation. If the product cannot be repaired after two attempts during the three-year warranty period, the manufacturers or suppliers must offer the end customer a replacement.

Research and Development

SGOCO has its own research and development capabilities with its in-house R&D team. In a rapidly changing market such as LCD/LED displays, the Company believes the ability to design products with the latest technical features is important to its competitive success. Introducing new features for which customers are willing to pay a premium price is an important part of the Company’s strategy regarding its product mix. SGOCO believes its research and development capabilities are an important advantage as it looks to expand into the higher-margin, customized application specific product market.

Because of our internal product development, we have developed a focused and compact line of high-quality LCD/LED products. We focus our research and development on appearance, design, utility, and major components such as mother-boards and high voltage switchboards.

To achieve a more cost efficient R&D process, we currently also outsource certain non-core R&D projects.

Marketing and Distribution

We have five primary brands that we own and license. These brands are:

1.	SGOCO, our flagship brand;

2.	POVIZON, a recent addition to our brand portfolio;

3.	No. 10, a recent addition to our brand portfolio;

4.	TCL, a licensed brand for monitors that are sold through our own distribution channels; and

5.	Founder, a licensed brand for TVs that are sold through our own distribution channels.

For the year ended December 31, 2011, sales of our own-brand products represented 61.5% of total sales. Following the adoption of our “light-asset” business model, the percentage of our own-brand sales should increase as OEM sales are de-emphasized with OEM brands such as AOC and Great Wall likely to be phased out over the next one or two years.

The Chinese retail computer market is still dominated by small, do-it-yourself (DIY) or custom-made PC retailers operating out of small stores or kiosks in large “Computer City” malls. To penetrate this market, we have chosen to concentrate our own-brand sales through large, financially strong, electronics distributors. We believe these distributors are the best way to profitably reach the fragmented Chinese market. The distributors have the geographical customer coverage, logistical support facilities and effective credit controls necessary to properly service this market. While large consumer electronics retail chains exist in China, these chains have only recently begun to penetrate China’s large Tier 3 and Tier 4 cities. Moreover, sales to China’s large retail chains often have low margins and long payment terms.

As part of our brand-building strategy, we sell to distributors under our SGOCO Image program rather than selling directly to retailers. By providing signage, marketing materials and sales support to distributors and their retailers, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain. That potentially leads to greater margins for us, the distributors, or the retailers.

One of our key target markets is China’s rapidly growing Tier 3 and Tier 4 cities. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, we believe the market opportunities and sales growth potential in Tier 3 and Tier 4 cities are significant. We believe most of our competitors in Tier 3 and Tier 4 cities are relatively unsophisticated “shanzhai” or “knock-off” manufacturers offering generic brands that lack the international quality standard and rich set of features of SGOCO products.

International brands in China’s Tier 3 and Tier 4 cities typically have a more layered distribution chain that results in less attractive pricing or margins for end distributors and retailers. Moreover, customers in Tier 3 and Tier 4 cities are less brand conscious and more value oriented.

Our goal is to establish a dominant market position in selected Tier 3 and Tier 4 cities.  As such, we have focused our marketing and sales efforts on the Chinese market and look to grow our international presence in the future.

Competition

The LCD/LED industry has evolved through rapid innovation and evolved over the last decade to enable the commercialization of LCD/LED products.

We compete in this increasingly dynamic and demanding market along with international players and numerous Chinese LCD/LED products companies. Many of those companies are panel makers, equipment vendors, application developers, and product distributors. Companies that directly compete with us would be system integrators that have their own distribution channels and focus on providing quality branded products.

Most Chinese companies such as the largest LCD/LED display company, TPV Technology Ltd. with its flagship brand AOC, are more focused on producing high-volume OEM products. Those products have lower margins, higher fixed costs and are more vulnerable to fluctuations in key-material cost changes.

Our current major competitors include but are not limited to AOC, Samsung, Apple, Phillips, Great Wall, LG, HKC, Viewsonic, and BenQ.

Intellectual Property

Prior to the Sale of Honesty Group, Guanke submitted applications to transfer three trademarks to SGOCO International: “SGOCO”, “Shangwei” (Chinese name for SGOCO) and “POVIZON;” and Guanwei submitted an application to transfer one trademark to SGOCO International .

The State Trademark Bureau examined and approved the “SGOCO” trademark transfer on July 31, 2012 and the rest of the trademark transfers on May 20, 2012.

There are no legal disputes currently pending or threatened against us for any claimed intellectual property infringement.

Brand Usage Agreement

In June 2010, we entered into a three-year brand usage agreement with TCL Business System Technology (Huizhou) Co. Ltd., a Chinese television manufacturer and distributor, pursuant to which the Company will manufacture and sell TCL branded LCD/LED monitors from July 1, 2010 to June 30, 2013. There are no minimum purchase requirements in the agreement.

On April 1, 2012, we signed an agreement with TCL Business System Technology (Huizhou) Co. Ltd. to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Business System Technology (Huizhou) Co. Ltd. The agreement will expire on April 1, 2015. There are no minimum purchase requirements in the new agreement. Management projected that this agreement will generate sales of over $80 million with brand licensing fees to TCL to be paid based on sales.

On January 1, 2012, a sales and branding licensing agreement was signed between SGOCO (Fujian) and Shanghai Beida Founder Technology Computer Systems Co. Ltd. Shenzhen Branch. This agreement provided SGOCO the exclusive sales and distribution rights for Founder brand televisions in China for one year. There is no minimum sales target and the licensing fees will be paid to Founder based on sales.

Regulation

Chinese government subsidies

Guanke has been granted subsidies by the Municipal Government of Jinjiang City due to its operation in the high and new technology business sector. After the Sale of Honesty Group, SGOCO may not be eligible for further government subsidies.

For the year ended December 31, 2011, 2010, and 2009, we received grants of approximately $1.0 million (RMB 6.3 million), $1.2 million (RMB 7.9 million) and $3.4 million (RMB 23.0 million), respectively, from the PRC municipal government. The grants were based on a research and development agreement between the Science & Technology Bureau of Jinjiang City and Guanke. Pursuant to the agreement, Guanke must use the grant for research and development of certain technologies applicable to LCD/LED products. The governmental agency has reviewed and accepted those technologies, and confirmed Guanke’s due performance of the agreement and proper use of the grant. The work-out technologies will be deemed as state-owned assets; however, Guanke has the right to use and operate them.

Fujian Province, in which Guanke is located, has been supportive of LCD/LED related industries by granting public financial grants to companies, universities, and academies. From 1991 to 2008, the Fujian provincial government approved twelve such grants to the LCD/LED monitor related industry, and eight of those grants have gone to companies.

Environmental

Guanke obtained approval from Jinjiang Environmental Protection Bureau on the environmental impact evaluations for its current facilities in Guanke Technology Park on September 25, 2009, valid for four years. The approvals concluded that

1.	Guanke’s project is in accordance with the national industrial policies; and

2.	by proper operation, management, and supervision, the construction and normal operation of the project will not incur material negative impact on the environment.

Guancheng and Guanwei engaged Xiamen New Green Environment Development Co., Ltd. to conduct the construction project environmental impact evaluations on May 3, 2007, and May 5, 2007, respectively. The evaluation reports were approved by Jinjiang Environment Protection Bureau on June 20, 2007. The approval concluded that the construction and operations in Guanke Technology Park were acceptable from an environmental protection perspective.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by the Foreign Currency Administration Rules (1996) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration and obtain the registration certificate. SGOCO (Fujian) and Beijing SGOCO have complied with these requirements. The profit repatriated to us from SGOCO (Fujian) and Beijing SGOCO, however, are not subject to the approval of the foreign exchange authority, because it is a current account item transaction.

The value of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including U.S. Dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. Dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. Dollar.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan or restricted share unit scheme offered by an offshore listed company to be filed with and approved by SAFE. A special bank account will be opened in the PRC to receive, and subsequently allocate to the participating PRC residents, the proceeds or dividends derived from such share option plan.

C. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1) The officers of SGOCO International are Tin Man Or and Burnette Or. The director of SGOCO International is Burnette Or.

(2) SGOCO (Fujian) is one of SGOCO’s operational subsidiaries in the PRC. The officer is Robert Lu. The director of SGOCO (Fujian) is Hong Cheng.

(3) Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Burnette Or. The directors of Beijing SGOCO Image are Qinghong Deng and Frank Wu; and

(4) SGO is SGOCO’s operational subsidiary in the US. The officers and directors of SGO are Weiwei Shangguan and Burnette Or.

D. Property, plant and equipment.

Until November 15, 2011, our principal manufacturing operations and headquarters were located at Guanke Technology Park, Jinjiang City, Fujian Province, China. Guanke Technology Park has a total area of over 242,811 square meters (approximately 60 acres), strategically located in Jinjiang’s new city center, 10 km away from the Jinjiang airport.

We entered into a Guanke Technology Park Investment Agreement with the Municipal Government of Jinjiang City on March 31, 2006, as amended on July 7, 2006. Pursuant to this investment agreement, the government was responsible for providing infrastructure, such as water, power, and roads available for construction and development. We committed to investing not less than $50 million in development of the Technology Park. As of November 15, 2011 we had already invested in excess of $35.6 million in the Guanke Technology Park. The investment includes $8.6 million of costs to acquire the land and $27.0 million of building infrastructure and equipment excluding all grants received from the PRC municipal government equal to $7.2 million.

The property consists of three parcels, occupying 204,113 square meters in total. The industrial land use rights of the property were purchased by Guanke, Guancheng, and Guanwei, respectively. Pursuant to PRC laws, the land use rights are renewable upon expiration at a renegotiated reasonable compensation. Guanke, Guanwei, and Guancheng intend to apply before the Municipal Government of Jinjiang City to renew the land use right one year prior to the expiration date. The Municipal Government of Jinjiang City is expected to agree to renew the land use rights unless there are legitimate public interest considerations that weigh against renewal at that time. Unlike the land use rights, Guanke owns the facilities constructed on the land and can dispose of them at their sole discretion. If Guanke, Guancheng, and Guanwei decide not to renew their land use rights, or their application is denied by the Municipal Government of Jinjiang City, they are entitled to a claim for the fair monetary value of the facilities from the Municipal Government of Jinjiang City.

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

As an incentive to the development of Guanke Technology Park, the Fujian provincial government built a 110kW transformer substation on site at a cost of $5 million, which provides power supply for the Guanke Technology Park.

On November 15, 2011, we entered into an Agreement for Sale and Purchase (“SPA”) to sell our 100% ownership interest in Honesty Group to Apex Flourish Group Limited for $76 million in total consideration.

Pursuant to the SPA, Apex assumed our obligations to pay up the remaining capital of $8.75 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Annual Report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

Our financial statements are prepared in US$ and in accordance with accounting principles generally accepted in the United States. See “Foreign Exchange Risk” below for information concerning the exchanges rates at which Renminbi were translated into U.S. Dollar at various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own-brands and distributing our branded products in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products.

As of December 31, 2011, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO Fujian. Our main focus is on developing branded LCD/LED products for sale to the Chinese flat panel display market.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” “POVIZON,”“TCL,” and “Founder” to consumers residing in China’s Tier 3 and Tier 4 cities.

We are also developing and selling a number of application specific display products (ASPs) customized for various niche markets and targeted primarily at institutional customers.

Currently, the majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

As part of our brand building strategy, commencing from the beginning of 2009, we also sell to distributors under our SGOCO Image program.

We do not sell our products directly to retailers. But, by providing signage, marketing materials and sales support to distributors and their retailers under the SGOCO Image program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

Following the Sale of Honesty Group, we operate on a “light-asset” business model which is marketing-driven with multiple brands. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong local appeal;

2.	a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio; and

3.	a “light-asset” model that provides the flexibility to source from low cost suppliers that meet our high quality standards.

By integrating these three elements and combining them with our SGOCO Image program, we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

1.	Sale of Honesty Group. On November 15, 2011, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in Honesty Group to Apex Flourish Group Limited for $76 million. The consideration was paid in installments and was paid in full at the end of May 2012. For details of the payments received, please refer to Note 21.

Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. The Sale of Honesty Group allowed us to transition to a “light-asset” business model with greater flexibility and scalability. This model allows us to focus our operations on designing, branding, marketing and distributing LCD/LED products in China. Following the Sale of Honesty Group, the Company outsourced its manufacturing operations to Honesty Group and the decision to outsource will not eliminate the related operations and cash flows from the ongoing operations of the Company. The operations of Honesty Group are reflected in our 2011 financial statements through November 30, 2011, the completion date of the Sale of Honesty Group pursuant to a disposal memo signed in the middle of March, 2012. As a result, past performance may not be indicative of future performance;

2.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Honesty Group commenced its business in 2005 and expanded its operations in recent years. In addition, we changed our strategic marketing, distribution, and business model in recent years; and

3.	Currency Conversions. Our former PRC subsidiaries, Guanke, Guanwei and Guancheng maintained, and our current PRC subsidiaries, SGOCO Fujian and Beijing SGOCO, maintain their books and records in Renminbi, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries’ assets and liabilities into using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries’ financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.30 and RMB6.59 to $1.00 at December 31, 2011 and 2010, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2011, 2010 and 2009 were RMB6.46, RMB6.76 and RMB6.82 to $1.00, respectively.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included with this report which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to the consolidated financial statements.

Our management evaluates our estimates on an on-going basis. The most significant estimates relate to collectability of receivables and the fair value and accounting treatment of financial instruments. We based our estimates on our historical and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Accounts receivable and other receivables

Our management reviews the composition of receivables and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, known bad debts are written off against allowance for doubtful accounts when identified. As we continue to expand our business, we may loosen credit terms for customers that have had long-term relationships with us. We also perform credit checks on new customers to determine their financial strength. Further, as a part of the allowance assessment process, our management reviews payment history. The aforementioned procedures all rely on historical performance; however, historical results are not indicative of future collection performance, which may expose us to adjustments with a material impact on our financial performance.

Fair value of financial instruments

We generally do not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks. However, certain financial instruments, such as warrants, which are denominated in U.S. Dollars, a currency other than RMB, our functional currency and therefore not considered as indexed to our own stock, are classified as derivative liabilities. Determining the fair value of derivative financial instruments involves judgment and the use of certain relevant assumptions including, but not limited to, interest rate risk, credit risk, and equivalent volatility. The use of different assumptions could have a material effect on the estimated fair values.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2011 and 2010

Revenue

Our sales increased by $95.8 million, or 44.1%, to $313.1 million for the year ended December 31, 2011 up from $217.3 million in the year ended December 31, 2010. The significant growth in sales resulted from the addition of new customers and increased sales from existing customers.

In 2011, SGOCO’s top 10 customers provided $222.3 million in revenue, a $71.0 million increase from 2010’s revenues from top 10 customers. In 2010 there were only two customers with revenue over $20 million while in 2011 there were five such customers. The top pre-existing customer increased its sales over the previous year from $42.3 million to $60.1 million. Only two customers represented greater than 10% of our revenue during the years ended December 31, 2011 and 2010.

Changes in our top customers arose primarily as a result of our rapid growth. Additionally, our sales efforts are concentrated on the customers that we have been able to negotiate the most favorable terms, as a result, our top customers are subject to change from period to period.

The percentage of revenues from SGOCO brand, non-SGOCO brand and OEM and other electronic components for the years ended December 31, 2011 and 2010 are as follows:

	For the years ended December 31,
	2011	2010
SGOCO brand	61.5%	75.0%
Non-SGOCO brand and OEM	32.0%	20.3%
Other (electronic components)	6.5%	4.7%

Cost of goods sold

Cost of goods sold increased by $94.8 million, or 51.4%, to $279.4 million in the year ended December 31, 2011 from $184.6 million in the year ended December 31, 2010.

The cost of goods sold is primarily composed of the cost of panels, direct labor and other overhead expenses. The increase in the cost of goods sold was mainly due to the increase in unit sales and a corresponding increase in purchases of raw materials to manufacture products. Our main production materials are LCD/ LED panels, main boards, metal and plastic parts, speakers, packing materials, and cables. Panel costs constitute the majority of the costs of our finished LCD/LED products.

After the Sale of Honesty Group, cost of goods sold consists of the cost of finished products purchased from Guanke and other outsourced manufacturers or suppliers. No longer limited to a single manufacturing facility, we are now able to outsource our production to any low cost manufacturers or suppliers able to provide quality products. This ability provides the potential to improve flexibility in sourcing products and to significantly reduce our capital expenditures, depreciation, labor costs and inventory positions.

Gross margin

As a percentage of total sales, our overall gross margin was 10.8% for the year ended December 31, 2011 compared to 15.0% for the previous year. Gross margins during 2011 were negatively impacted by increased price competition and softening customer demand compared to 2010.

In response to margin pressure we are looking to sell more application specific products with higher gross margins. After the Sale of Honesty Group, we are planning to phase out low-margin OEM sales over the next one to two years. We intend to focus on our SGOCO brands and licensed TCL and Founder brands, which have enjoyed 11% to 15% gross margins in the past.

Selling expenses

During the year ended December 31, 2011, selling expenses were approximately $1.7 million, an increase of $1.0 million, or 142.8% from $0.7 million the year before.

Selling expenses include sales staff’s salary and benefits, transportation fees, customs duties, sales agent fees, SGOCO Image program expenses, etc.

The increased selling expenses arose from the Company’s decision in 2011 to engage import/export companies to handle overseas sales. As a result, the Company saw increases in customs duties and trading company agent fees.

General and administrative expenses

General and administrative expenses amounted to approximately $5.8 million for the year ended December 31, 2011, slightly lower than $6.4 million for the previous year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel and living expenses, entertainment, research and development and IT expenses, etc.

General and administrative expenses were lower in 2011 because in 2010 the Company incurred costs related to its Acquisition and up-listing on NASDAQ.

Interest expense

Net interest expense was approximately $1.8 million, an increase of $0.9 million, from $0.9 million the year before. The increase was due to increased short term loans from banks before the Sale of Honesty Group. After the Sale of Honesty Group, SGOCO had no outstanding loans from banks and interest expenses became minimal.

Income before income taxes

As a result of the foregoing factors, income before taxes increased by $1.8 million, or 7.8%, to $25.3 million for the year ended December 31, 2011, compared with $23.4 million for fiscal year 2010.

Income taxes

Income tax was $8.7 million in 2011 compared with $3.5 million for 2010.

There were no significant income tax rate changes for any of the Company’s legal entities in 2011. Excluding the tax effect from the Sale of Honesty Group and the non-taxable fair value change in warrant derivative liability, effective income tax rates were 13.6% and 14.8% in 2011 and 2010, respectively. Guanke was granted an income tax exemption for two years commencing from January 1, 2007 and was subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011. All other subsidiaries in the PRC are subject to the statutory EIT rate of 25%.

Included in the income taxes for the year ended 31 December 2011 there was a $5.4 million provision related to the Sale of Honesty Group. According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale or transfer of any intermediate offshore company that directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular No. 698 applies to all such transactions conducted on or after January 1, 2008. Any late payment of this tax will be subject to interest at 0.05 percent per day. If a reasonable business purposes is confirmed and a tax waiver is granted by the State Tax Bureau, the accrual of the tax provision can be fully reversed in future fiscal years.

Net income

As a result of the various factors described above, net income decreased $3.3 million, or 16.6%, to $16.6 million for 2011 from $19.9 million in 2010. The net income margins were 5.3% and 9.2% for the years ended December 31, 2011 and 2010, respectively. The lower margin in 2011 was primarily attributable to increased price competition in the market and the tax provision related to the Sale of Honesty Group.

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

The percentage of SGOCO brand sales, non-SGOCO brand and OEM manufacturing sales and other sales of electronic components for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
	2010	2009
SGOCO brand sales	75.0%	79.2%
Non-SGOCO brand and OEM manufacturing	20.3%	10.4%
Other (electronic components)	4.7%	10.4%

During the year ended December 31, 2010, 35% of our revenues were generated from two customers. The identity of our largest customers has generally changed from period to period. Two of the customers that represented greater than 10% of our revenue during the year ended December 31, 2010, represented greater than 10% of our revenue during the year ended December 31, 2009. The three material customers that comprised 64% of our revenues in 2009 were replaced by larger customers in 2010. Changes in our top customers arose primarily as a result of our rapid growth, coupled with a broadening of our customer base. Additionally, our sales efforts are concentrated on the customers with whom we have been able to negotiate the most favorable terms and are subject to change from period to period.

Cost of goods sold

Cost of goods sold increased by $126.84 million, or 219.6%, to $184.60 million in the year ended December 31, 2010 from $57.76 million in the year ended December 31, 2009. The cost of goods sold is primarily composed of the cost of panels, direct labor and other overhead expenses. The increase in the cost of goods sold was mainly due to the increase in unit sales and a corresponding increase in purchases of raw materials to manufacture products. Our main production materials are LCD/LED panels, main boards, metal and plastic parts, speakers, packing materials and cables.

Gross margin

As a percentage of total sales, our overall gross margin was 15.1% for the year ended December 31, 2010 compared to 14.9% for the same period the previous year.

Selling expenses

During the year ended December 31, 2010, selling expenses were approximately $0.70 million, an increase of $0.58 million, or 498.8%, from $0.12 million the year before. The increase was due to the increase in sales volume and a corresponding increase in selling expense.

General and administrative expenses

General and administrative expenses amounted to approximately $6.44 million for the year ended December 31, 2010, an increase of approximately $5.55 million, or 624.4%, compared to approximately $0.89 million the previous year. The increase was mainly due to:

1.	$1.04 million in costs related to our reverse merger in March 2010;

2.	$0.98 million in costs related to professional fees including audit, legal and consulting fees associated with being a public company in 2010; and

3.	$0.5 million in costs related to an increased headcount to meet production growth, the hiring of new officers and office lease.

Interest expense

Net interest expense was approximately $0.93 million, an increase of $0.10 million, from $0.83 million the year before. The increase was due to the increase in debt necessary to support sales growth and investment in new production capacity.

Income before income taxes

As a result of the foregoing factors, income before tax increased by $15.26 million, or 186.2%, to $23.45 million in the year ended December 31, 2010, compared with $8.19 million for 2009.

Income taxes

Income tax was $3.51 million in 2010 compared with $1.03 million for 2009. Guanke was granted an income tax exemption for two years commencing from January 1, 2007 and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Net income

As a result of the various factors described above, net income increased $12.77 million, or 178.4%, to $19.93 million in 2010 from $7.16 million in 2009. The net income margins were 9.2% and 10.6% for the years ended December 31, 2010 and 2009, respectively. The lower margin in 2010 was attributable to the large increase in general and administrative expenses.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for February 2010, 2011 and 2012 were an increase of 2.7%, 4.9% and 3.2%, respectively.

Although we have not been materially affected by inflation in the past, we did see increased costs for materials and labor costs. We can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Analysis of Financial Condition

Comparison as of December 31, 2011 and December 31, 2010

Accounts Receivable

Accounts receivable decreased to $19.68 million as of December 31, 2011, from $56.03 million as of December 31, 2010. The significant decrease in accounts receivable was partially impacted by the Sale of Honesty Group as the accounts receivables were part of the assets sold with Honesty Group. Accounts receivable on December 31, 2011 represented the receivables of both SGOCO International and SGOCO (Fujian).

Our major customers are large well-established distributors and trading companies with relatively strong financial strength and credits. Careful monitoring of the credit quality of our customers enabled us to significantly increase sales without experiencing any major losses in our accounts receivables.

Inventory

Inventory decreased to $1.86 million as of December 31, 2011, a significant decrease from $17.29 million as of December 31, 2010. The significant decrease in inventory was primarily due to the Sale of Honesty Group and subsequent to such sale SGOCO kept relatively low inventory as it no longer owned and operated the manufacturing facilities.

Advances to suppliers

Advances to suppliers decreased to $4.61 million as of December 31, 2011 from $23.31 million as of December 31, 2010. The significant decrease in advances to suppliers was primarily due to the Sale of Honesty Group. Subsequent to such sale SGOCO did not need to make significant advances to suppliers.

As of December 31, 2011, we had $0.53 million in unrestricted cash and $73.76 million in working capital. As of December 31, 2010, we had $23.49 million in unrestricted cash and $38.68 million in working capital. The current ratios were 7.57 as of December 31, 2011 and 1.41 as of December 31, 2010.

B. Liquidity and capital resources.

After the Sale of Honesty Group, liquidity ratios of the Company improved significantly and capital resource requirements decreased. SGOCO’s current asset position increased significantly due to the large amount consideration receivable from Apex Flourish Group while its capital expenditures and liabilities were reduced to a low level with the “light-asset” business model.

Prior to the Sale of Honesty Group, we aggressively expanded our efforts in sales and distribution which had a significant increase in expenses. We met these requirements through a combination of additional capital contributions, bank financing and government subsidies.

Revenue in 2011 increased 44.1%. Accounts receivable turnover improved to 8.3x (or a 44-day average collection period, or ACP) from 5.8x (or a 63-day ACP) in 2010. We carefully monitor the credit quality of our customers and, consequently, we were able to significantly increase sales without experiencing any major losses in accounts receivables.

Our 2011 inventory turnover rate improved significantly to 29.2x (or 13 days on hand, or DOH) from 17.3x (or 21 days DOH) in 2010. The improvement stemmed from better coordination between our sales and manufacturing departments (sold with Honesty Group in the middle of November 2011) and a revamping of our logistics system. The overall accounts receivable and inventory days in 2011 were 57 days, better than 2010’s 84 days, exceeding our targeted 80 to 100 days conversion cycle. The improvement was partially impacted by the “light-asset” business model with smaller positions of inventory and accounts receivable without the manufacturing facility.

Costs of goods sold increased in 2011 by 51.4%. However, at the same time we accelerated our accounts payable turnover to 12.6x (or 29 days average payment period) from 10.4x (or 35 days average payment period) in 2010. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality supplies of products.

We had sufficient capital resources, both internal and external, to cover our working capital and investment. In addition to operating profits, we relied upon:

1.	additional equity contributions from shareholders;

2.	a subsidy from the Jinjiang City Government to support technology development and manufacturing (applicable prior to the Sale of Honesty Group); and

3.	various short-term lines of credit and trade finance facilities from commercial banks (applicable prior to the Sale of Honesty Group).

Our principal source of liquidity has been cash generated by our operations, borrowings, and the net proceeds received from the Sale of Honesty Group. In the past, we have received interest-free working capital loans from our major shareholder, Sun Zone Investments Limited (“Sun Zone”). As of December 31, 2011, we held $0.5 million in unrestricted cash and had working capital of $73.76 million. Our unrestricted cash consists of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within PRC, Hong Kong and USA.

Prior to the Sale of Honesty Group, our principal uses of cash were funding of working capital requirements and to scale up our manufacturing capacity through investments in equipment and construction. Our principal sources of cash have been from the credit facilities. As described below, we have in the past been able to renew our credit facilities. Although we have in the past been able to renew these facilities and repay the loans and borrow again from the same banks, there is no assurance that we will be able to renew these facilities in the future. After the Sale of Honesty Group, SGOCO did not have any short-term loans or other loans from banks.

In order to raise additional financing, we may sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and ability to pay dividends to shareholders, among other restrictions. If we cannot obtain additional equity or debt financing as required, we will, among other things, be required to tighten credit terms, hold less inventory, reduce advances to suppliers and slow down investment in capital expenditures, which would result in slower growth in revenues and profits.

Debt

Pursuant to the Sale and Purchase Agreement, Apex assumed all debt of Honesty Group and its subsidiaries. After the Sale of Honesty Group, SGOCO did not have any short-term loans or other loans from banks.

As of December 31, 2011, Sun Zone had loaned $0.16 million and $0.05 million to SGOCO International and SGOCO, respectively. The loans were for the purpose of SGOCO’s working capital needs, and were non-interest bearing, unsecured and payable on demand.

Intercompany Loans and Capital Contributions

We may make loans or additional capital contributions to our PRC subsidiaries to finance their operations. Any loans or capital contributions to our PRC operating subsidiaries are subject to restrictions or approvals under PRC laws, rules and regulations. For example, loans by us to our operating subsidiaries in China, which are foreign-invested enterprises, to finance their activities may not exceed statutory limits and must be registered with the local SAFE branch. We may also decide to finance our PRC operating subsidiaries by making additional capital contributions to such entities. The PRC Ministry of Commerce or its local counterparts must approve these capital contributions. We have been able to obtain these government approvals in the past. But, we cannot be sure that we will be able to obtain these government approvals on a timely basis, if at all, regarding any such loans or capital contributions. If we fail to receive such approvals, our ability to use the proceeds of any equity or debt offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Related Party Transactions

Prior to the year 2011, the Company and BORO (Fujian) Electronic Co., Ltd. (“BORO”) provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. We utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. We provided BORO with such loans in prior periods as BORO was a significant customer.

During the years ended December 31, 2010 and 2009, the largest loan amounts outstanding from BORO for the benefit of SGOCO were $2.9 million and $2.3 million, respectively, and the largest loan amounts outstanding from SGOCO for the benefit of BORO were $4.8 million and $2.8 million, respectively. After October 2010, we did not engage in any such transactions with BORO. As of December 31, 2011 and 2010, no amounts remained outstanding from either party. Sun Zone no longer held an interest in BORO.

Sun Zone loaned $2.5 million during the fourth quarter of 2010 to Honesty Group for the entity’s cash flow purposes. The loan was non-interest bearing, unsecured, and repayable on demand. As the loans were given to Honesty Group, after the Sale of Honesty Group, the loans were offset against the total consideration.

As of December 31, 2011, Sun Zone had loaned $0.16 million and $0.05 million to SGOCO International and SGOCO, respectively. The loans were for the purpose of SGOCO’s working capital needs, and were non-interest bearing, unsecured and payable on demand.

During the year ended December 31, 2011 there was no related party transaction except the loan from Sun Zone for $0.2 million.

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

Product Development

Starting in 2009, we initiated several product development initiatives aimed at meeting evolving market demand and at strengthening our position as a value-priced producer of branded LCD/LED products.

Design engineering and testing on several new products for future introduction based on market demand: e-Boards; All-In-One PC (PC integrated into LCD/LED monitor); internet TV (LCD/LED TV with web browsing capability); mobile internet devices such as tablet PCs; netbooks; multi-touch screen monitors; e-Readers; 3D LCD/LED TVs; LED-backlit monitors; and large-scale, multi-screen display systems for advertising, public announcement and other institutional uses.

Prototyping its own LED backlight module to replace conventional CFL backlights in a new family of thin LCD/LED monitors. We also began work on developing a module design suitable for mass production on our existing tools. We have historically outsourced a significant portion of our product development to third-party design houses working on a project basis. This has allowed us to control engineering expenses while increase revenues to a larger base. Going forward, we anticipate bringing more of these critical engineering functions in-house.

Please see footnote 2 “Accounting policies – Research and development costs” in the consolidated financial statements included in this Annual Report for a discussion of our research and development costs during the last three fiscal years.

D. Trend information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2011 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. Dollar)
Capital contributions (1)	2,250,040	500,000	1,750,040	-	-
Operating lease obligations (2)
- Honesty Group	314,057	68,109	147,569	98,379	-
Total	2,564,097	568,109	1,897,609	98,379	-

(1)	The registered capital of SGOCO (Fujian) and Beijing SGOCO are $2,200,000 and $500,000, respectively. As of December 31, 2011, SGOCO International had paid capital of $449,960 and $nil to SGOCO (Fujian) and Beijing SGOCO, respectively. SGOCO International must pay the remaining capital within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules. As of March 19, 2012, SGOCO International had paid registered capital of $100,950 to Beijing SGOCO.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, we rent from Honesty Group 3,000 square meters for office premises, warehouses and staff dormitory in Fujian at a monthly rent of RMB41,000 for a period of 1-7 years from July 1, 2011.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age[1]	Position
Burnette Or	45	Chief Executive Officer, President and Director
Tin Man Or	69	Director
Frank Wu	40	Director
Robert Eu	49	Director
John Chen	39	Director
Pik Yue Hon	38	Director
Yoann Normandeau	28	Director
David Xu	46	Chief Financial Officer
Robert Lu	48	Chief Operating Officer
William Krolicki	43	Vice President, Finance

1 As of January 1, 2012

Burnette Or, Chairman of the Board, President and Chief Executive Officer. Mr. Or has been in his current positions since April 1, 2010. He is a seasoned IT entrepreneur with experience in sales, marketing, business development, investment and finance in China and the U.S. Mr. Or started his career in Hewlett Packard, later served as Chief Representative of the China region for Chuntex Electronics Co. (Taiwan), maker of “CTX” brand of LCD monitors. He holds Bachelor’s and Master’s of Science degrees in electrical engineering from Oregon State University in the US.

Tin Man Or, Director. Mr. Or has been a director since April 1, 2010. He has over 35 years of experience in the manufacturing industry. He has held the position of general manager for Hong Kong Dong Sheng Trading Co., Ltd., Hong Kong Di Gao Trading Co., Ltd., and Hong Kong Run Feng Group Co., Ltd. Mr. Or served as general manager of Honesty Group from 2005 to 2011. Mr. Tin Man Or owns Sun Zone Investments Limited, major shareholder of SGOCO Group, Ltd.

Frank Wu, Director. Mr. Wu has been a director since April 1, 2010. He is currently Assistant General Manager of the Hubei Branch for Yingda Taihe Life Insurance Co. Prior to joining Yingda Taihe Life Insurance Co., Massachusetts Mutual Life Insurance’s joint venture in China, Mr. Wu served as General Manager and Financial Supervisor for Northern China for the Beijing Branch of Anbang Insurance Co. from 2006-2007 when he was responsible for financial affairs in the Beijing area. Mr. Wu holds a Bachelor of Arts degree in business management from Beifang Technology University.

Robert Eu, Director. Mr. Eu has been a director since our inception in 2007. He was our Secretary and Chief Financial Officer until September 4, 2009. Mr. Eu is also Executive Director and Chairman of the Board of Directors of Eu Yan Sang International Limited, a trusted, global leading integrative healthcare and wellness company with a strong foundation in Traditional Chinese Medicine. Mr. Eu also serves as a board member of Top Tier Capital Partners, a private equity asset management firm.

Mr. Eu is also an Advisory Director at W.R. Hambrecht + Co., LLC (“WR Hambrecht + Co”), a San Francisco-based investment bank which he has been affiliated with since 1998. From 1993 to 1998, Mr. Robert Eu was a Managing Director of H&Q Asia Pacific, a leading Asian private equity firm. From1992-1993, he was the Business Development Manager for Eu Yan Sang (Hong Kong) Limited. Mr. Eu was also with Citibank NA Hong Kong. He graduated with a Bachelor of Arts in History from Northwestern University, USA.

John Chen, Director. Mr. Chen has been a director since November 16, 2010. Since May 2004, Mr. Chen has served as the Chief Financial Officer and Director of General Steel Holdings, Inc., a NYSE listed company. From October 1997 until May 2003, Mr. Chen served as a Senior Accountant at Moore Stephens Frazer and Torbet, LLP. Mr. Chen is a California Certified Public Accountant and holds a Bachelor of Science degree in business administration and accounting from California State Polytechnic University, Pomona, California, USA.

Pik Yue Teresa Hon, Director. Ms. Hon has been a director since December 22, 2011. She is currently an independent consultant to the PC industry. From May 1998 to December 2010, she worked for Integrated Device Technology, Inc. where she eventually held the title of IC Design Manager. During her time with Integrated Device Technology, Inc. Ms. Hon developed and designed chips and other components in the PC clock industry. Ms. Hon holds a Bachelor of Science degree in electrical engineering from University of California, Davis, and a Master of Science in electrical engineering from Santa Clara University.

Yoann Normandeau, Director. Mr. Normandeau has been a director since February 21, 2012. Since 2010, Mr. Normandeau has specialized as an Immigration Lawyer for Ameri-Can International Capital Inc. In 2010, he served as an Apple Solutions Consultant for Apple Canada Inc. From 2008 to 2009 he worked for Me Patrice Leblanc as a Corporate Lawyer. Mr. Normandeau holds a L.L.B. Bachelor of Law and a B.A. in Management from Sherbrooke University, Canada. He also holds an MBA in International Management from Sherbrooke University and a Master Degree in Management from Goupe École Supérieure de Commerce et de Management, France. Mr. Normandeau is a member of the Quebec's Bar Association, Canada.

David Xu, Chief Financial Officer. Mr. Xu’s career in finance and accounting spans over 20 years in both Asia and North America. His experience includes leading finance and risk management positions with General Electric, Zurich Insurance and Yum! Brands. His nearly 10 years in GE includes Six Sigma Black Belt experience leading large-scale strategic projects. Prior to joining SGOCO in May 2011, he served as CFO of China Maple Leaf Educational Systems and CFO of the World Bank IFC/CUNA Mutual Insurance joint venture company. Mr. Xu has also acted as an independent financial reporting consultant advising clients including Manulife Financial, Zurich Financial Services and TD Bank Financial Group. Mr. Xu holds an MBA in Corporate Finance from University of Illinois at Chicago and a Bachelor’s Degree in English and American Literature from Beijing Normal University.

Robert Lu, Chief Operating Officer. Mr. Lu has over 20 years’ experience in the display industry in China and North America. Prior to joining SGOCO in October 2009, Mr. Lu served as Vice General Manager at TPV Technology Group China OEM BU/Branding BU, and was responsible for sales, marketing, and business development. Before 2004, Mr. Lu held various management positions at TPV Technology Group North America Operations. From 1992 to 1994, Mr. Lu worked as the Special Assistant to the VP at TPV China manufacturing facility in charge of product development and quality assurance. Mr. Lu earned a Bachelor’s degree in Space Physics from National Wuhan University and a Masters’ degree in Electrical Engineering from the City University of New York in the United States.

William Krolicki, Vice President, Finance. Mr. Krolicki joined SGOCO in August 2010. From 2002 until August 2010, Mr. Krolicki worked as an independent consultant advising companies on investments in China. The scope of his work included mergers and acquisitions and foreign direct investment in China. Mr. Krolicki holds an MBA from the Wharton Business School and a BA in East Asian Studies from Middlebury College.

B. Compensation.

The primary objectives of our compensation policies regarding executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions regarding our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our Board of Directors considered the growth of the Company, individual performance and market trends when setting individual compensation levels.

For the year ended December 31, 2011, the aggregate cash compensation paid to our executive officers were approximately $323,000. There were no bonus, ordinary shares and stock options granted for directors, executive officers and consultants in 2011.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits for our Chinese employees. As all our executives and majority of our directors are non-Chinese citizens and there are no mandatory requirements for the above-mentioned contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Base salary

We believe that the base salary element is required in order to provide executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our Board of Directors established base salaries payable to executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our Board of Directors and compensation committee of whether any of the executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our Board of Directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

Annual bonus

Bonus for any of executive officers are discretionary and are generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

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

Administration. The 2010 Plan shall be administered by, and all equity compensation awards under the 2010 Plan shall be authorized by the Board or one or more committees appointed by the Board (the “Administrator”). Any committee of the Board that serves as the Administrator shall be comprised solely of one or more directors or such number of directors as may be required under applicable laws and may delegate some or all of its authority to another committee so constituted. Unless otherwise provided in our Memorandum and Articles of Association or the applicable charter of any Administrator:

1.	a majority of the members of the acting Administrator shall constitute a quorum; and

2.	the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

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

Transfer Restrictions. Except as specifically provided in the 2010 Plan:

1.	all equity compensation awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

2.	equity compensation awards shall be exercised only by the relevant participant; and

3.	amounts payable or shares issuable pursuant to any equity compensation award shall be delivered only to (or for the account of) the relevant participant.

The 2010 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The Administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Amendment and Termination. The 2010 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our Board. Our Board may amend, suspend or terminate the 2010 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee regarding awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the 2010 Plan that would, if such amendment were not approved by the shareholders, cause the 2010 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2010 Plan or after termination of the 2010 Plan. No amendment, suspension or termination of the 2010 Plan or change affecting any outstanding equity compensation award shall, without written consent of the relevant participant, affect in any manner materially adverse to the relevant participant any rights or benefits of the relevant participant or obligations of SGOCO under any equity compensation award granted under the 2010 Plan prior to the effective date of such change.

There were no awards granted under the 2010 Plan during the years ended December 31, 2011 and 2010.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. A senior executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority and responsibilities and such resignation is approved by our Board of Directors. Furthermore, we may, upon advance written notice, terminate a senior executive officer’s employment at any time without cause.

Each senior executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our Board of Directors.

We will indemnify a senior executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our Board of Directors.

C. Board Practices.

Board of Directors

Our Board of Directors currently has seven directors. Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of less than two directors with no maximum number. Our directors shall hold office until their successors are elected or appointed, which will be at the Company’s next annual meeting of shareholders. We do not have service contracts with our directors (other than our employment agreement with Mr. Burnette Or), and do not provide our directors with any benefits upon termination of their service.

Subject to any provision to the contrary in the Articles, a Director may be removed by way of:

1.	an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in the Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement); or

2.	a two-thirds vote of the Board of Directors if such removal is for cause at any time before the expiration of his period of office notwithstanding anything in the Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

The office of a Director shall be vacated if the Director:

1.	resigns his or her office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

2.	becomes of unsound mind or dies;

3.	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his or her office be vacated;

4.	becomes bankrupt or has a receiving order made against him or her, or suspends payment or compounds with his or her creditors;

5.	is prohibited by law from being a Director; or

6.	ceases to be a Director by virtue of any provision of law of the Cayman Islands or is removed from office pursuant to the Company’s Articles.

No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director’s or officer’s votes are counted for such purpose, if:

1.	the material facts as to the Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

2.	the material facts as to the Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

3.	the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the shareholders.

The Board of Directors may exercise all the powers of the Company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or pledged as security for any obligation of the Company or of any third party.

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Ms. Hon and Messrs. Wu, Chen and Normandeau meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules and, in reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Burnette Or and Frank Wu to administer the Company’s 2010 Plan.

Audit Committee. Our audit committee consists of Mr. Chen (Chairperson), Mr. Wu and Mr. Normandeau. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Chen is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

1.	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

2.	reviewing with the independent auditors any accounting, internal accounting control or audit problems or difficulties and management’s response thereto;

3.	meeting with general counsel or outside counsel to discuss legal matters that may have a significant impact on the financial statements;

4.	reviewing and approving all proposed related party transactions;

5.	discussing the annual audited financial statements with management and the independent auditors;

6.	reviewing major issues as to the adequacy of internal controls; and

7.	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee consists of Mr. Wu (Chairperson), Mr. Chen and Ms. Hon. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee. Our nominating committee consists of Mr. Normandeau (Chairperson), Mr. Wu and Ms. Hon. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

1.	identifying and recommending to the Board qualified candidates to be nominated for the election or re-election to the Board of Directors and committees of the Board of Directors, or for appointment to fill any vacancy;

2.	develop and recommend to the Board of Directors a set of Corporate Governance Guidelines such as Code of Ethics and Conduct, and periodically review and reassess the adequacy of such guidelines;

3.	reviewing annually with the Board of Directors the current composition of the Board of Directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

4.	advising the Board of Directors periodically regarding significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the Board of Directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

D. Employees.

Connected with the Sale of Honesty Group, only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were transferred to SGOCO (Fujian) and Beijing SGOCO. As a result, the number of our full-time employees decreased from approximately 630 as of December 31, 2010 to approximately 80 as of December 31, 2011. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing LCD/LED products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of July 31, 2012, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of July 31, 2012 by the sum of 17,465,356, being the number of ordinary shares issued and outstanding as of as of July 31, 2012, plus the number of ordinary shares such person or group has the right to acquire within 60 days after as of July 31, 2012. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Tin Man Or (1)	9,440,000	54.0%
Burnette Or	—	—
Robert Eu (2)	388,111	2.2%
Frank Wu	—	—
John Chen	20,000	*
Pik Yue Hon	—	—
Yoann Normandeau	—	—
David Xu	—	—
William Krolicki	35,000	*
Robert Lu	—	—
Principal Shareholders
Sze Kit Ting	2,860,000	16.4%
Shuk Yu Wong (3)	1,000,000	5.7%
Ming Suen Jorine Or (4)	1,000,000	5.7%

“*” Indicates less than 1%

(1)	The shares listed in the table are held by Sun Zone Investments Limited, a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by Mr. Tin Man Or, father of Mr. Burnette Or in connection with the Acquisition, both are directors of Sun Zone Investments Limited.

Sun Zone gifted 1,000,000 shares to Ms. Shuk Yu Wong and 1,000,000 shares to Ms. Ming Suen Jorine Or on October 28, 2011, reducing its total ordinary shares from 11,440,000 to 9,440,000.

(2)	Includes 77,937 shares held by AEX Capital LLC. Mr. Eu is Managing Member of AEX Capital LLC. Also includes 157,293 ordinary shares owned by WR Hambrecht + Co., LLC. Mr. Eu’s spouse owns approximately 20% of the equity interest of Hambrecht Partners Holdings, LLC, the parent company of WR Hambrecht + Co., LLC.

(3)	Ms. Wong is the spouse of Mr. Tin Man Or.

(4)	Ms. Or is the daughter of Mr. Tin Man Or.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of July 31, 2012, we had 17,465,356 ordinary shares issued and outstanding. To our knowledge, as of such date, we had nine record holders of our shares located in the United States that held an aggregate of 3,298,047 ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related-Party Transactions.

Mr. Tin Man Or owns Sun Zone Investments Limited, or Sun Zone, a British Virgin Islands corporation, that owned 80% of the outstanding stock of Honesty Group prior to the Acquisition. Sun Zone Investments Limited was also the parent company of Mosview Technology Group Ltd., or Mosview, and BORO (Fujian) Electronic Co., Ltd., or BORO. Sun Zone sold its ownership of Mosview and BORO to an unrelated party in 2010.

Before 2011, Honesty Group has conducted business with Mosview and BORO in the ordinary course of business. Mosview is an electronics trading company. We sold products to Mosview and purchased panels from Mosview. BORO is a manufacturing enterprise and a wholesale trader. We sold products to BORO, but did not purchase materials from BORO. The related party information regarding this relationship is set forth in Note 18 in the Notes to Consolidated Financial Statements.

In the past, we and BORO provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. We utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. We provided BORO with such loans in prior periods as BORO was a significant customer of SGOCO.

During the years ended December 31, 2011, 2010 and 2009, the largest loan amounts outstanding from BORO for the benefit of SGOCO were nil, $2.9 million and $2.3 million, respectively, and the largest loan amounts outstanding from SGOCO for the benefit of BORO were nil, $4.8 million and $2.8 million, respectively. As of December 31, 2011 and 2010, no amounts remained outstanding from either party.

The Company’s shareholder, Sun Zone, loaned $0.2 million to us for our cash flow purposes as of December 31, 2011. The loan is non-interest bearing, unsecured, and payable on demand.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Neither we nor or any of our subsidiaries are currently parties to any pending legal proceedings that are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we or any of our subsidiaries aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity.

Dividend Policy

We do not currently have any plans to pay any cash dividends in the foreseeable future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs, including the funds necessary to pay dividends to the holders of our ordinary shares. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our Chinese subsidiaries, SGOCO (Fujian) and Beijing SGOCO, are also required to set aside at least 10% of their after-tax profit based on China’s accounting standards each year to their general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

The Board of Directors of our PRC subsidiary, which is a wholly foreign owned enterprise, has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise. If we decide to pay dividends in the future, these restrictions may impede our ability to pay dividends and/or the amount of dividends we could pay. In addition, if the Chinese subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our Board of Directors has discretion on whether to pay dividends. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares were listed on the NASDAQ Global Market under the symbol “SGOC” from December 20, 2010 until February 17, 2012. On February 21, 2012, our ordinary shares began trading on the NASDAQ Capital Market. On May 16, 2012 NASDAQ halted trading in our ordinary shares. On June 1, 2012, we received a deficiency letter from NASDAQ stating that we were not in compliance with the continued listing requirement that we timely file periodic reports with the SEC.

Our warrants were quoted on the OTC Bulletin Board under the symbol SGTWF through June 1, 2012. FINRA delisted our warrants from the OTC Bulletin Board effective June 1, 2012 due to our failure to timely file this report. Our ordinary shares, warrants, and units were previously traded on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consisted of one ordinary share and one warrant. Our ordinary shares and warrants commenced to trade separately from April 9, 2008.

The following table sets forth, for the calendar months, quarters and years indicated, the monthly, quarterly and annual high and low market prices for our ordinary shares, warrants and units as reported on the NASDAQ Stock Market or OTC Bulletin Board, as applicable. Over the counter market quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High	Low
2011	$	N/A	$	N/A	$6.88	$1.25	$0.75	$0.10
2010		$9.25		$7.00	$8.00	$4.50	$1.15	$0.18
2009		$9.50		$7.00	$7.98	$7.00	$0.65	$0.05
2008		$8.15		$6.50	$7.37	$6.12	$0.85	$0.13

Quarterly Highs and Lows	High		Low		High	Low	High	Low
2011
Fourth Quarter	$	N/A	$	N/A	$3.44	$1.25	$0.12	$0.10
Third Quarter	$	N/A	$	N/A	$4.83	$1.94	$0.35	$0.14
Second Quarter	$	N/A	$	N/A	$6.88	$1.76	$0.75	$0.10
First Quarter	$	N/A	$	N/A	$5.25	$3.36	$0.30	$0.25
2010
Fourth Quarter	$	N/A	$	N/A	$8.00	$4.50	$1.00	$0.30
Third Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.00	$0.59
Second Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.15	$0.59
First Quarter		$9.25		$7.00	$8.00	$6.25	$1.02	$0.34

Monthly Highs and Lows	High		Low		High	Low	High		Low
March 2012	$	N/A	$	N/A	$1.00	$0.65	$	N/A	$	N/A
February 2012	$	N/A	$	N/A	$1.05	$0.80	$	N/A	$	N/A
January 2012	$	N/A	$	N/A	$1.32	$0.68	$	N/A	$	N/A
December 2011	$	N/A	$	N/A	$2.00	$1.25		$0.12		$0.10
November 2011	$	N/A	$	N/A	$3.44	$1.83	$	N/A	$	N/A
October 2011	$	N/A	$	N/A	$3.28	$2.50	$	N/A	$	N/A

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

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a “resident enterprise” and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, SGOCO Group, Ltd., may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China. Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises like SGOCO. But, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises.

If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Since the EIT Law became effective in 2008, SGOCO has not been treated as a “resident enterprise.”

If the PRC tax authorities determine that SGOCO is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, SGOCO may be subject to enterprise income tax at a rate of 25% on SGOCO’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both SGOCO and SGOCO International are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiary to SGOCO International and from SGOCO International to SGOCO would be exempt from PRC tax.

If SGOCO were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that SGOCO receives from its PRC operating subsidiary (assuming such dividends were considered sourced within the PRC):

1.	may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion regarding Taxes on Income (the “PRC — Hong Kong Tax Treaty”) were applicable, or

2.	if such treaty does not apply (i.e., because the PRC tax authorities may deem SGOCO International to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends SGOCO pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring SGOCO’s ordinary shares or warrants, if such income is considered PRC sourced income by the relevant PRC authorities. In such event, SGOCO may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. SGOCO’s non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of ordinary shares or warrants in certain circumstances. SGOCO would not, however, have an obligation to withhold PRC tax regarding such gain. If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Shareholders or prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

1.	an individual citizen or resident of the United States;

2.	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

4.	a trust if

a)	a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or

b)	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or different interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

1.	financial institutions or financial services entities;
2.	broker-dealers;
3.	taxpayers who have elected mark-to-market accounting;
4.	tax-exempt entities;
5.	governments or agencies or instrumentalities thereof;
6.	insurance companies;
7.	regulated investment companies;
8.	real estate investment trusts;
9.	certain expatriates or former long-term residents of the United States;
10.	persons that actually or constructively own 5% or more of our voting shares;
11.	persons that acquired our shares pursuant to the exercise of employee stock options, In connection with employee stock incentive plans or otherwise as compensation;
12.	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
13.	persons whose functional currency is not the U.S. Dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) regarding our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. Dollars.

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

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO SGOCO OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations regarding dividends received from other domestic corporations. Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

Regarding non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that:

1.	our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion regarding Taxes on Income, or the “U.S.-PRC Tax Treaty;”

2.	we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year; and

3.	certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market but do not include the OTC Bulletin Board.

We were listed on the NASDAQ Stock Market in December 2010. If we are not able to maintain such a listing, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board. In that case, any dividends paid on our ordinary shares would not qualify for the lower rate unless we are deemed to be a Chinese “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty.

Unless the special provisions described above, dealing with the taxation of qualified dividend income at the lower long-term capital gains rate, are extended, this favorable treatment will not apply to dividends in taxable years beginning on or after January 1, 2013. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid regarding our ordinary shares.

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

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes would otherwise apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder regarding such gain may be treated as foreign taxes eligible for credit against such Holder’s U.S. federal income tax liability (subject to certain limitations which could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

The composition of our assets during 2008 and 2009, largely consisted of cash and other investment assets. The composition of our income in such periods largely consisted of interest. Therefore, it is likely that we qualified as a PFIC regarding our 2008 and 2009 taxable years.

Based on the composition of our assets and the nature of the income of us and our subsidiaries for our taxable year ended December 31, 2011, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper, the matter is uncertain, but, there can be no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2011 and 2012.

In addition, our actual PFIC status for our 2012 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules regarding:

1.	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

2.	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder regarding the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

1.	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

2.	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

3.	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

4.	the interest charge generally applicable to underpayments of tax will be imposed regarding the tax attributable to each such year of the U.S. Holder.

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

If a U.S. Holder has made a QEF election regarding our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime regarding such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the Holder makes a purging election, and pays the tax and interest charge regarding the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election regarding such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such Holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss regarding the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to establish that the market price represents a legitimate and sound fair market value. Although we became listed on the NASDAQ Stock Market in December 2010, if we are not able to maintain such a listing, it is anticipated that our ordinary shares would continue to be quoted and traded only on the OTC Bulletin Board. If our ordinary shares were to be quoted and traded only on the OTC Bulletin Board, such shares may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election regarding the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively in connection with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares, unless such gain is effectively in connection with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively in connection with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. Unless current individual income tax rates are extended, the backup withholding rate will increase to 31% for payments made on or after January 1, 2013. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is www.sgocogroup.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Because substantially all of our earnings and majority of cash assets are denominated in RMB, but our reporting currency is the U.S. Dollar, fluctuations in the exchange rate between the U.S. Dollar and the RMB will affect our balance sheet and our earnings per share in U.S. Dollar. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. Dollar would affect our financial results reported in U.S. Dollar terms without giving effect to any underlying change in our business or results of operations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the approval of the Acquisition, our warrant holders agreed to amend the Warrant Agreement governing our outstanding registered warrants to provide that:

1.	the exercise price per share of the warrants be increased from $5.00 to $8.00;

2.	the term of each outstanding warrant be extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant; and

3.	holders of the warrants may redeem their warrants for $0.50 at the time of the Acquisition.

The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

SGOCO’s management, primarily our Chief Executive Officer Mr. Burnette Or and Chief Financial Officer Mr. David Xu, has evaluated the effectiveness of SGOCO’s disclosure controls and procedures, as of the end of the period covered by this Annual Report, within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. The evaluation demonstrated that, as of the end of the period covered by this Annual Report, SGOCO’s disclosure controls and procedures were ineffective to provide reasonable assurance that material information, which is required to be disclosed by SGOCO in the reports SGOCO files with, or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the required time periods.

Under Section 404 of the Sarbanes-Oxley Act, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2011. This determination was primarily due to the identification of the material weakness identified in our internal control over financial reporting discussed below.

Despite that, management believes that the consolidated financial statements included in this Annual Report on Form 20-F present fairly the consolidated financial position, results of operations and cash flows of SGOCO for the fiscal year covered.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including SGOCO’s Chief Executive Officer and Chief Financial Officer, SGOCO evaluated the effectiveness of SGOCO’s internal control over financial reporting.

In making this evaluation of the effectiveness of SGOCO’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on management’s evaluation, SGOCO’s Chief Executive Officer and Chief Financial Officer have concluded that our internal controls over financial reporting were ineffective as of December 31, 2011.

The specific material weakness we identified in our internal control over financial reporting related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2011, management concluded that to meet the requirements of being a U.S. public company, SGOCO needs to increase its qualified internal control personnel. In addition, SGOCO’s needs to enhance its supervision, monitoring and review of the financial statements preparation processes.

SGOCO is ready to take measures to remediate the material weakness and significant deficiencies by:

1.	seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	engaging an external consultant to help SGOCO evaluate and implement appropriate policies and procedures to improve SGOCO’s risk management and internal control systems over financial reporting; and

3.	providing further training to SGOCO’s finance staff to enhance their understanding of SGOCO’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control.

Management believes that these actions will increase SGOCO’s ability to improve its internal control over financial reporting. The goal is to achieve full compliance with Section 404 of the Sarbanes-Oxley Act. Consequently, SGOCO is strengthening its controls and procedures in order to eliminate any inadvertent errors, deficiencies and deviations that can appear in the normal course of business and achieve full compliance with Section 404 of the Sarbanes-Oxley Act. Management believes that the controls and procedures implemented to date in 2012 have already enhanced the reliability of the financial information produced by SGOCO.

All internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective can only provide reasonable assurance regarding financial statement preparation and presentation and may not prevent or detect misstatements. In addition, any evaluation of effectiveness in future periods is subject to the risk that controls may become inadequate because of changes in future conditions.

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

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. John Chen is an audit committee financial expert, and is independent for the purposes of the NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers and employees. The Code of Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Ethics and Conduct as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2011 and 2010.

	2010	2011
Audit Fee	$196,000	$332,907
Audit-Related Fees	$89,000	$14,823
Tax Fees	-	-
All Other Fees	-	-

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees represent the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees. Relatively high audit-related fees in 2010 were due to additional work performed on F-3 and other submissions and related services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 28, 2011(1)	250,000 shares	$8.00 per share	None	None.
February 28, 2011(2)	250,000 warrants	$0.50 per warrant	None	None.
May 5, 2011(3)	345,000 warrants	$0.33 per warrant	None	None.
May 11, 2011(4)	30,160 warrants	$0.50 per warrant	None	None.
May 26, 2011(5)	30,152 warrants	$0.33 per warrant	None	None.
June 7, 2011(6)	1,604 warrants	$0.50 per warrant	None	None.
June 13, 2011(7)	367,025 warrants	$0.40 per warrant	None	None.
June 14, 2011(8)	125,000 warrants	$0.40 per warrant	None	None.
August 18, 2011(9)	100,000 warrants	$0.40 per warrant	None	None.
August 18, 2011(10)	20,132 warrants	$0.50 per warrant	None	None.
September 15, 2011(11)	1,200 warrants	$0.50 per warrant	None	None.

(1) On February 28, 2011, pursuant to the Put Option dated March 9, 2010, the Company repurchased 250,000 shares from Pope Investments II LLC for an aggregate purchase price of $2,000,000 (or $8.00 per share).

(2) On February 28, 2011, the Company repurchased from Pope Investments II LLC a Warrant to purchase 250,000 ordinary shares at an exercise price of $8.00 per share for an aggregate purchase price of $125,000.

(3) On May 5, 2011, the Company repurchased, in a private transaction, a total of 345,000 warrants for an aggregate purchase price of $113,850 (or $0.33 per warrant). The terms of the remaining publicly-traded warrants remain unchanged.

(4) On May 11, 2011, the Company repurchased, in a private transaction, a total of 30,160 of the warrants issued to its underwriters in the December 2010 Offering for an aggregate purchase price of $15,080 (or $0.50 per warrant). All the terms of the remaining warrants issued to its underwriters in the December 2010 Offering remain unchanged.

(5) On May 26, 2011, the Company repurchased, in private transactions, a total of 30,152 warrants for an aggregate purchase price of $9,950.16 (or $0.33 per warrant). The terms of the remaining publicly-traded warrants remain unchanged.

(6) On June 7, 2011, the Company repurchased, in a private transaction, a total of 1,604 of the warrants issued to its underwriters in the December 2010 Offering for an aggregate purchase price of $802 (or $0.50 per warrant). All the terms of the remaining warrants issued to its underwriters in the December 2010 Offering remain unchanged.

(7) On June 13, 2011, the Company repurchased, in a private transaction, a total of 367,025 warrants for an aggregate purchase price of $146,810 (or $0.40 per warrant). The terms of the remaining publicly-traded warrants remain unchanged.

(8) On June 14, 2011, the Company repurchased, in a private transaction, a total of 125,000 warrants for an aggregate purchase price of $50,000 (or $0.40 per warrant). The terms of the remaining publicly-traded warrants remain unchanged.

(9) On August 18, 2011, the Company repurchased, in a private transaction, a total of 100,000 warrants for an aggregate purchase price of $40,000 (or $0.40 per warrant). The terms of the remaining publicly-traded warrants remain unchanged.

(10) On August 18, 2011, the Company repurchased, in private transactions, a total of 20,132 of the warrants issued to its underwriters in the December 2010 Offering for an aggregate purchase price of $10,066 (or $0.50 per warrant). All the terms of the remaining warrants issued to its underwriters in the December 2010 Offering remain unchanged.

(11) On September 15, 2011, the Company repurchased, in a private transaction, a total of 1,200 of the warrants issued to its underwriters in the December 2010 Offering for an aggregate purchase price of $600 (or $0.50 per warrant). All the terms of the remaining warrants issued to its underwriters in the December 2010 Offering remain unchanged.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company changed independent accountants from Frazer Frost LLP to Grant Thornton, China, a member of Grant Thornton International (“Grant Thornton”) on June 29, 2011. This change was previously reported in the Company’s Form 6-K filed with the SEC on July 1, 2011.

Grant Thornton did not issue an audit report on any of SGOCO’s consolidated financial statements.

Since the initial engagement of Grant Thornton on June 29, 2011, and prior to Grant Thornton orally resigning on May 14, 2012 per a conversation with the SGOCO’s Audit Committee Chairperson, there were no disagreements between Grant Thornton and SGOCO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

In conjunction with its resignation Grant Thornton advised SGOCO pursuant to Item 16(a)(1)(v) of Form 20F that, in its assessment, there was a concern on matters identified in the Company’s internal controls over financial reporting necessary to develop reliable financial statements. These identified matters made Grant Thornton unwilling to be associated with the financial statements prepared by the Company’s management.

SGOCO management reserves its opinion on the reason Grant Thornton resigned.

SGOCO has authorized Grant Thornton to respond fully to the inquiries of the successor independent accountant, Crowe Horwath (HK) CPA Limited (“Crowe Horwath”), concerning all matters in connection with SGOCO.

On June 11, 2012, SGOCO’s Audit Committee approved engaging Crowe Horwath as the Company’s independent registered public accounting firm in connection with auditing SGOCO’s consolidated financial statements for the fiscal year ended December 31, 2011.

During the year ended December 31, 2011 and through June 11, 2012, neither SGOCO nor anyone on its behalf consulted with Crowe Horwath regarding:

(a)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Crowe Horwath concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; and

(b)	any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.

On August 24, 2012, SGOCO provided Grant Thornton with a copy of the foregoing disclosure. SGOCO requested Grant Thornton to furnish SGOCO with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. SGOCO has received that letter from Grant Thornton. A copy of it is included as Exhibit 15.3 to this report.

On August 24, 2012, SGOCO also requested our new independent registered public accountants, Crowe Horwath, to review the foregoing disclosures regarding them. SGOCO offered Crowe Horwath the opportunity to furnish SGOCO with a letter addressed to the SEC containing any new information, clarification of SGOCO’s expression of its views or the respects in which it does not agree with SGOCO’S statements in response to Item 16F of Form 20-F.

Crowe Horwath had no disagreement with the disclosure regarding them. Consequently, it declined the opportunity to furnish with such a letter.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5*	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd.

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8*	Amendment No 2 to Escrow Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd.

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between William Krolicki and SGOCO Technology, Ltd. dated July 31, 2010 (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

4.3*	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011

4.5*	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd.

4.6*	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd.

4.7*	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd.

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited

15.2*	Consent of Frazer Frost LLP.

15.3*	Letter dated August 24, 2012 of Grant Thornton, China as required by Item 16F of Form 20-F

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: August 30, 2012	By: /s/ Burnette Or
Name: Burnette Or
Title: President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheet of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2011 and the related consolidated statements of income and other comprehensive income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and the consolidated results of their operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

August 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three years period ended December 31, 2010. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/ Frazer Frost, LLP Brea, California April 28, 2011

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

CURRENT ASSETS
Cash	$534,501	$23,493,805
Restricted cash	-	6,537,086
Accounts receivable, trade	19,680,682	55,985,013
Accounts receivable - related parties	-	49,559
Other receivables and prepayments	756,763	429,864
Consideration receivable from Sale of Honesty Group	57,477,790	-
Inventories	1,864,011	17,291,123
Advances to suppliers	4,609,506	23,312,312
Other current assets	60,548	46,615
Total current assets	84,983,801	127,145,377

PLANT AND EQUIPMENT, NET	217,586	16,886,297

OTHER ASSETS
Intangible assets, net	-	8,589,215

Total assets	$85,201,387	$152,620,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$4,608,600	$31,958,430
Accrued liabilities	353,147	333,659
Bank overdraft	-	1,492,226
Notes payable	-	26,346,505
Short-term loan	-	18,302,453
Short-term loan - shareholder	208,958	2,545,439
Other payables	343,883	1,679,541
Customer deposits	153,436	3,278,269
Taxes payable	5,552,293	2,526,279
Put option derivative liability	-	2,000,000
Total current liabilities	$11,220,317	$90,462,801

OTHER LIABILITIES
Warrant derivative liability	92,966	1,530,569
Total other liabilities	92,966	1,530,569

Total liabilities	$11,313,283	$91,993,370

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2011 and December 31, 2010	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,258,356 shares and 17,428,089 shares issued and outstanding as of December 31, 2011 and 2010, respectively	17,258	17,428
Paid-in-capital	24,555,415	24,182,003
Statutory reserves	54,031	3,560,838
Retained earnings	49,177,643	29,051,779
Accumulated other comprehensive income	83,757	3,815,471
Total shareholders' equity	73,888,104	60,627,519

Total liabilities and shareholders' equity	$85,201,387	$152,620,889

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
REVENUES:
Revenues	$313,135,771	$204,682,698	$61,672,603
Revenues - related parties	-	12,618,047	6,201,701
Total revenues	313,135,771	217,300,745	67,874,304

COST OF GOODS SOLD:
Cost of goods sold	279,398,945	174,315,969	53,006,818
Cost of goods sold - related parties	-	10,285,788	4,757,517
Total cost of goods sold	279,398,945	184,601,757	57,764,335

GROSS PROFIT	33,736,826	32,698,988	10,109,969

OPERATING EXPENSES:
Selling expenses	1,705,737	700,148	116,918
General and administrative expenses	5,778,875	6,443,314	889,481
Total operating expenses	7,484,612	7,143,462	1,006,399

INCOME FROM OPERATIONS	26,252,214	25,555,526	9,103,570

OTHER INCOME (EXPENSES):
Interest income	288,415	89,900	7,221
Interest expense	(2,074,034)	(1,021,066)	(841,613)
Other income (expense), net	(248,545)	(892,184)	(75,893)
Change in fair value of warrant derivative liability	925,445	(286,877)	-
Gain from disposal of subsidiaries	126,860	-	-
Total other expenses, net	(981,859)	(2,110,227)	(910,285)

INCOME BEFORE PROVISION FOR INCOME TAXES	25,270,355	23,445,299	8,193,285

PROVISION FOR INCOME TAXES	8,651,298	3,513,710	1,034,212
NET INCOME	16,619,057	19,931,589	7,159,073

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	83,757	1,772,063	(16,864)
Realization of foreign currency translation gain relating to disposal of subsidiaries	(3,815,471)	-	-

COMPREHENSIVE INCOME	$12,887,343	$21,703,652	$7,142,209

EARNINGS PER SHARE:
Basic	$1.03	$2.13	$0.84
Diluted	$1.02	$1.86	$0.84

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	16,086,598	9,354,186	8,500,000
Diluted	16,288,242	10,705,957	8,500,000

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, January 1, 2009	14,300,000	$14,300	$14,183,916	$571,035	$4,950,920	$2,060,272	$21,780,443
Shareholder contribution			3,080,000				3,080,000
Net income					7,159,073		7,159,073
Adjustment for statutory reserve				715,907	(715,907)		-
Foreign currency translation adjustment						(16,864)	(16,864)
BALANCE, December 31, 2009	14,300,000	14,300	17,263,916	1,286,942	11,394,086	2,043,408	32,002,652
Shares issued for recapitalization	1,027,933	1,028	4,501,937				4,502,965
Shares placed in escrow	766,823	767					767
Shareholder contribution			366,780				366,780
Shares issued for secondary offering	1,333,333	1,333	5,293,062				5,294,395
Reclassification of warrants to derivative liabilities			(1,243,692)				(1,243,692)
Reclassification of put options to derivative liabilities			(2,000,000)				(2,000,000)
Net income					19,931,589		19,931,589
Adjustment for statutory reserve				2,273,896	(2,273,896)		-
Foreign currency translation adjustment						1,772,063	1,772,063
BALANCE, December 31, 2010	17,428,089	17,428	24,182,003	3,560,838	29,051,779	3,815,471	60,627,519
Shares issued for exercise of over allotment related to secondary offering	80,267	80	373,162				373,242
Shares repurchased and cancelled pursuant to the Put Option (Note 13)	(250,000)	(250)	250				-
Net income					16,619,057		16,619,057
Adjustment for statutory reserve				2,131,096	(2,131,096)		-
Realization of foreign currency translation gain relating to disposal of subsidiarie						(3,815,471)	(3,815,471)
Reclassification of statutory reserve upon disposal of subsidiaries				(5,637,903)	5,637,903		-
Foreign currency translation adjustment						83,757	83,757
BALANCE, December 31, 2011	17,258,356	$17,258	$24,555,415	$54,031	$49,177,643	$83,757	$73,888,104

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,619,057	$19,931,589	$7,159,073
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,460,162	1,611,372	618,237
Bad debt provision	190,840	1,947,371	-
Change in fair value of warrant derivative liability	(925,445)	286,877	-
Gain from disposal of subsidiaries	(126,860)	-	-
Change in operating assets
Accounts receivables, trade	(19,428,249)	(37,509,713)	(14,767,985)
Accounts receivables - related parties	49,559	(48,318)	3,562,779
Other receivables and prepayments	(7,988,301)	(261,746)	6,967
Inventories	1,160,326	(12,813,671)	4,227,785
Advances to suppliers	(101,730,517)	(10,680,527)	(7,588,177)
Advances to suppliers-related party	-	9,027,294	1,853,952
Other current assets	(12,117)	258,319	29,895
Change in operating liabilities
Accounts payables, trade	31,772,095	27,638,400	1,407,351
Accrued liabilities	390,318	(130,264)	26,239
Other payables	9,789,100	(1,542,236)	3,067,883
Other payables - related parties	-	(235,178)	(7,299,039)
Customer deposits	5,544,248	2,734,645	457,480
Customer deposits - related parties	-	(337,797)	305,167
Taxes payable	5,007,684	1,603,892	927,234
Net cash (used in) provided by operating activities	(58,228,100)	1,480,309	(6,005,159)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of $3,439,038	(2,226,038)	-	-
Purchase of equipment and construction-in-progress	(1,021,169)	(3,563,545)	(13,553,487)
Purchase of intangible assets	(1,545)	(6,419)	(5,972,103)
Proceeds from the disposal of plant and equipment and intangible assets	2,354	-	-
Cash received from legal acquirer	-	5,913	-
Net cash used in investing activities	(3,246,398)	(3,564,051)	(19,525,590)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(19,412,627)	(730,855)	(5,414,494)
Proceeds from bank overdrafts	7,304,321	10,349,643	5,061,259
Payments on bank overdrafts	(7,538,559)	(9,618,228)	(4,344,137)
Notes payable	40,898,856	6,824,463	13,695,975
Proceeds from government	-	1,163,426	3,372,030
Proceeds from short-term loan	102,257,686	30,511,770	50,174,196
Payments on short-term loan	(81,516,378)	(32,055,846)	(34,620,488)
Shareholder contribution	-	366,780	3,080,000
Proceeds from shareholder loan	-	2,545,439	-
Payments on shareholder loan	(2,336,481)	-	-
Proceeds from recapitalization	-	5,388,083	-
Payments of recapitalization cost	-	(666,468)	-
Repayments on shareholder promissory notes	-	(100,000)	-
Proceeds from shares issuance	-	5,594,543	-
Payments of financing costs	-	(300,148)	-
Payments on repurchase of shares pursuant to Put Option	(2,000,000)	-	-
Payments on repurchase of warrants	(512,158)	-	-
Shares issued for exercise of over allotment related to secondary offering	373,242	-	-
Net cash provided by financing activities	37,517,902	19,272,602	31,004,341

EFFECT OF EXCHANGE RATE ON CASH	997,292	496,932	(18,148)

(DECREASE) INCREASE IN CASH	(22,959,304)	17,685,792	5,455,444

CASH, beginning of year	23,493,805	5,808,013	352,569

CASH, end of year	$534,501	$23,493,805	$5,808,013

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$2,074,034	$1,021,066	$841,613
Cash paid for income taxes	$4,051,393	$1,986,106	$106,977

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Settlement of consideration receivable – received in finished goods	$8,925,001	$-	$-
Settlement of consideration receivable offset against
- Purchase deposits to Honesty Group	$(1,771,815)	$-	$-
- Payable to Honesty Group	$10,156,024	$-	$-
Consideration receivable from the Sale of Honesty Group	$57,477,790	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “we”, “our” or “us”) was incorporated under the law of the Cayman Islands on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China (“China” or “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

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

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. It directly owns 100% of Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei (Fujian) Electron Technological Co., Ltd. (“Guanwei”), and Guancheng (Fujian) Electron Technological Industry Co., Ltd. (“Guancheng”). The Company designs, manufactures and distributes LCD consumer products including LCD PC monitors, LCD TVs, LED back-light modules and application-specific LCD systems.  Products are sold primarily in China and also in international markets.

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

SGOCO International (HK) Limited, a limited liability company registered in Hong Kong, or “SGOCO International,” is a wholly owned subsidiary of SGOCO.

On February 22, 2011, SGO Corporation was established in Delaware USA. On March 14, 2011, SGOCO International (HK) Limited purchased 100% of the outstanding shares of common stock of SGO. SGO was founded for the purpose of marketing, sales and distribution of SGOCO’s high quality LCD/LED products in the Americas. SGO was not operating during 2011.

On July 28, 2011, SGOCO (Fujian) Electronic Co., Ltd., a limited liability company under the laws of the PRC was established by SGOCO International for the purpose of conducting LCD/LED monitor and TV product-related product design, brand development and distribution.

On November 15, 2011, the Company entered into an agreement to sell its 100% ownership interest in Honesty Group to Apex Flourish Group Limited, an unrelated party for $76 million in total consideration (see Note 21).

On December 26, 2011, SGOCO International (HK) Limited established a wholly owned subsidiary Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related product and application specific product design, brand development and distribution.

The Company has relocated its corporate headquarters from Jinjiang, Fujian Province to Beijing, China and placed its focus on building out its institutional sales and distribution network with particular focus on the high margin application specific products.

The Company is focused on designing innovative products and developing its own-brands for sale in the Chinese flat panel display market. Its main products are LCD/LED monitors, TVs and other application-specific products. The Company intends to offer high quality LCD/LED products under brands that we control and license such as “SGOCO”, “No. 10,” “POVIZON,” “TCL,” and “Founder” to consumers residing in China’s Tier 3 and Tier 4 cities.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. All material intercompany transactions and balances have been eliminated in the consolidation. Following are the entities which were consolidated up to the date of disposal:

	Place incorporated	Ownership percentage
SGOCO	Cayman Island	Parent Company
SGOCO International	Hong Kong	100%
SGOCO (Fujian)	Jinjiang, China	100%
Honesty Group	Hong Kong	100%
Guanke	Jinjiang, China	100%
Guancheng	Jinjiang, China	100%
Guanwei	Jinjiang, China	100%
SGO	Delaware, USA	100%

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the collectability of its receivables and the fair value and accounting treatment of certain financial instruments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or conditions could reasonably be expected to yield different results.

Concentration of risks

The Company’s operations are carried out in the PRC and its operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in government policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments that subject the Company to a concentration of credit risk consist of cash. The Company maintains balances at financial institutions located in Hong Kong, China and USA. From time to time, balances in Hong Kong may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2011 and 2010, the Company had deposits, including restricted cash balances, in excess of insured limits totaling $508,809 and $30,001,692, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks to the cash in its bank accounts.

Sales revenue from two major customers was approximately 31% of the Company’s total sales for the year ended December 31, 2011, with each customer individually accounting for 19% and 12% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $6.4 million as of December 31, 2011.

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

One major vendor provided approximately 23% of total purchases by the Company during the year ended December 31, 2011. The Company had no accounts payable due to this vendor as of December 31, 2011.

One major vendor provided approximately 15% of total purchases by the Company during the year ended December 31, 2010. The Company had $9,844 accounts payable due to this vendor as of December 31, 2010.

One major vendor provided approximately 21% of total purchases by the Company during the year ended December 31, 2009. The Company had no accounts payable due to this vendor as of December 31, 2009.

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, USA and Hong Kong.

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

Accounts receivable, trade and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties or third parties. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified.

Inventories

Inventory is composed of raw materials, mainly parts for assembly of LCD /LED products and finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management reviews inventories for obsolescence and compares the cost of inventory with the market value at least once a year. An allowance is made for writing down the inventory to its market value, if it is lower than cost.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings and improvements	20 years
Machinery equipment	5-10 years
Vehicles and office equipment	5 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

Government grants

The Company is entitled to receive grants from the PRC municipal government due to its operation in the high and new technology business sector. For the years ended December 31, 2011, 2010 and 2009, the Company received grants of approximately $973,320 (RMB6,305,117), $1,193,000 (RMB7,866,300), and $3,372,000 (RMB23,000,000), respectively, from the PRC municipal government. Grants received from the PRC municipal government in 2010 and 2009 could be used for enterprise development and technology innovation purposes. The government grants received during the 2010 and 2009 periods were recognized in the accompanying consolidated balance sheets as a reduction of cost of the assets acquired and buildings constructed. The grants that the Company received in 2011 were without condition, and they were recorded as other income upon receipt.

Intangible assets

Intangible assets mainly include land use rights. All land in the PRC is government owned. However, the government grants “land use rights.” The Company acquired land use rights in 2007 and has the right to use the land for 50 years. Amortization of the rights held by Guanke and Guancheng began in the fourth quarter of 2009 and in the third quarter of 2010, respectively, as the land had been placed into service.  The right held by Guanwei remains unamortized as it is under development and had no operations as of date of disposal.

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment and intangible assets, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of December 31, 2011 and 2010, management believes there was no impairment of long-lived assets.

Derivative liability

Derivative liabilities, which include public and private warrants, a put option and underwriter options, are recorded on the consolidated balance sheet as a liability at their fair value.  The Company accounts for derivative liabilities in accordance with an accounting standard regarding “Instruments that are Indexed to an Entity’s Own Stock”.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

Prior to the Acquisition, warrants issued were treated as equity. As a result of the Acquisition, the derivative treatment exemption was no longer afforded equity treatment because the strike price of the warrants is denominated in U.S. Dollars, a currency other than the Company’s functional currency which is the Chinese Renminbi (“RMB”). Therefore, warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.  The Company reclassified the fair value of these warrants, which have the dual-indexed feature, from equity to liability.

The Company accounts for the put option agreement in accordance with the accounting standards regarding certain financial instruments with characteristics of both liabilities and equity.  The put option agreement obligated the Company to purchase such shares. As the result, the Company treated the put option as a liability.

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable and payable, other receivables and payables, advances to customers, short-term loans, customer deposits and put option liability.

As of the balance sheet dates, the estimated fair value of these financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans for similar remaining maturity and risk profile at the respective reporting periods.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2011	Fair Value Measurement at December 31, 2011
		Level 1	Level 2	Level 3
Warrant derivative liability	$92,966	$62,879	$30,087	$-

	Carrying Value at December 31, 2010	Fair Value Measurement at December 31, 2010
		Level 1	Level 2	Level 3
Warrant derivative liability	$1,530,569	$1,068,974	$461,595	$-
Put option liability	2,000,000	2,000,000	-	-
Total	$3,530,569	$3,068,974	$461,595	$-

A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the year ended December 31, 2011, is provided in Note 12.

As of December 2011 and 2010, there was no asset or liability measured at fair value on a non-recurring basis.

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

Income taxes

The Company accounts for income taxes in accordance with the FASB’s accounting standard for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.  There was no deferred tax amount as of December 31, 2011 and 2010.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.  No material penalties or interest relating to income taxes have been incurred during the years ended December 31, 2011, 2010 and 2009.  US GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 19%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

In addition to the above, after the EIT Law and its Implementing Rules were promulgated, the State Administration of Taxation released several regulations to stipulate more details for carrying out the EIT Law and its Implementing Rules. These regulations include:

1.	Notice of the State Administration of Taxation on the Issues Concerning the Administration of Enterprise Income Tax Deduction and Exemption (2008);

2.	Notice of the State Administration of Taxation on Intensifying the Withholding of Enterprise Income Tax on Non-resident Enterprises’ Interest Income Sourcing from China (2008);

3.	Notice of the State Administration of Taxation on Several Issues Concerning the Recognition of Incomes Subject to the Enterprise Income Tax (2008);

4.	Opinion of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax (2008);

5.	Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies regarding Enterprise Income Tax (2008);

6.	Interim Measures for the Administration of Collection of Enterprise Income Tax on the Basis of Consolidation of Trans-regional Business Operations (2008); and

7.	Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (2009).

Advertising costs

The Company expenses the cost of advertising as incurred in selling expenses. The Company had minimum advertising costs incurred for the years ended December 31, 2011, 2010 and 2009.

Shipping and handling

Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2011, 2010 and 2009, amounted to $391,758, $333,647 and $58,288, respectively.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2011 and 2010 amounted to $319,408 and $117,843, respectively. The Company had no research and development costs of the year ended December 31, 2009.

Earnings per share

The Company reports earnings per share in accordance with the provisions of FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share and disclosure of the methodology used in computing such earnings per share. Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilution is computed by applying the treasury stock method. Under this method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of PRC subsidiaries is the RMB. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated at RMB6.30 and RMB6.59 to $1.00 at December 31, 2011 and 2010, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2011, 2010 and 2009 were RMB6.46, RMB6.76 and RMB6.82 to $1.00, respectively.

Recent accounting pronouncements

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior Annual Reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805—Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The adoption of this pronouncement did not have a significant impact on the Company’s financial condition or results of operations.

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between this ASU and its international counterpart, IFRS 13. While this ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands Topic 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in Topic 820 is applied. This ASU is effective for interim and annual periods beginning after December 15, 2011 for public entities. It is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of this pronouncement will have a significant impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company does not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

In December 2011, the FASB issued ASU 2001-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for Annual Reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. It is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): In order to defer only those changes in update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. It is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued 2012-02 Intangibles — Goodwill and Other (Topic 350): The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. It is not expected to have a material impact on the Company’s consolidated financial statements.

Reclassification

Certain amounts included in the 2010 financial statements have been reclassified to conform to the 2011 financial statement presentation as follows:

1.	Taxes (apart from enterprise income tax) payables of $(76,340) were presented as part of Other Payables in the Company’s Consolidated Balance Sheets as of December 31, 2010. After such reclassification, Other Payables as of December 31, 2010 decreased to $1,679,541 and Taxes Payable increased to $2,526,279.

2.	The put option derivative liability of $2,000,000 was presented as part of current liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2010. After such reclassification, current liabilities as of December 31, 2010 increased to $90,462,801.

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

Following the closing of the share exchange transaction, the gross amount of $5.4 million in the trust fund, established by the Company in connection with its initial public offering, was distributed to Honesty Group.  Acquisition-related costs incurred to affect the recapitalization were approximately $1.7 million, of which $1.0 million was accounted for as expense for the year ended December 31, 2010.

At the closing, the Company issued 14.3 million ordinary shares to Honesty Group’s shareholders in exchange for 100% of the capital stock of Honesty Group. Of the 14.3 million ordinary shares, 5.8 million shares were placed in escrow subject to the Company’s future performance and would be released as follows:

1.	5.0 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2010 exceeds $15 million excluding the cost incurred in connection with the Acquisition;

2.	0.8 million shares if Income from Existing Operations from the Company’s existing operation for the fiscal year of 2011 exceeds $20 million excluding the cost incurred in connection with the Acquisition;

3.	5.8 million shares if the Company fails to meet the target for the fiscal year of 2010 but meets the target for the fiscal year of 2011; and

4.	If neither target is met, the 5.8 million shares will be delivered to the Company for cancellation and returned to the status of authorized but unissued shares.

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

Prior to the Share Exchange, the Sponsors (Note 12) had 1,059,826 ordinary shares issued and outstanding, of which 124,738 shares were forfeited, 766,823 shares were placed in the escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors, and 168,265 ordinary shares issued were outstanding.

Prior to the Share Exchange, public shareholders had 4,239,300 ordinary shares issued and outstanding, of which 2,147,493 shares were repurchased and retired for an aggregate price of $17,285,811 and 1,232,139 shares were redeemed for an aggregate price of $9,838,351. After the closing, public shareholders had 859,668 shares outstanding. Total shares outstanding were 1,027,933.

As of December 31, 2010, 5,000,000 shares owned by the former shareholders of Honesty Group were no longer subject to forfeiture based on the satisfaction of the first Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2010; 340,810 shares owned by the Sponsors were no longer subject to forfeiture based on services rendered.

As of December 31, 2011, an additional 800,000 shares owned by the former shareholders of Honesty Group were no longer subject to forfeiture based on the satisfaction of the second Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2011; as of December 31, 2011, a further 20,517 shares owned by the Sponsors were no longer subject to forfeiture based on services rendered.

Real estate option agreement

As a condition to the Share Exchange Agreement, the Company entered into a real estate option agreement with Mr. Burnette Or pursuant to which Mr. Or, or an entity led by him, has the option to purchase the land use rights and buildings at cost.  After the Sale of Honesty Group, the option was cancelled by Mr. Or.

Note 4 - Accounts receivable, trade

Accounts receivable as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
Accounts receivable	$19,680,682	$55,985,013
Accounts receivable – related parties	-	49,559
Trade accounts receivable, net	$19,680,682	$56,034,572

During the years ended December 31, 2011, 2010 and 2009, the Company wrote off delinquent accounts receivable of $190,840, $1,947,371 and nil, respectively.

Note 5 - Other receivables and prepayments

Other receivables and prepayments as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
VAT and miscellaneous tax recoverable	$551,031	$129,009
Other prepayments	205,732	300,855
Other receivables and prepayments	$756,763	$429,864

Note 6 - Inventories

Inventories consisted of the following as of December 31, 2011 and 2010:

	2011	2010
Raw material	$-	$7,874,232
Finished goods	1,864,011	9,416,891
Total inventories	$1,864,011	$17,291,123

Note 7 - Advances to suppliers

The Company makes advances to certain vendors for inventory purchases and construction projects. The advances on inventory purchases were $4,609,506 and $23,312,312 as of December 31, 2011 and 2010, respectively.

As of December 31, 2010, advances to suppliers included assets held by Honesty Group. After the Sale of Honesty Group, advances to suppliers reduced dramatically as they were sold with the Honesty Group (see Note 21).

Note 8 - Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2011 and 2010:

	2011	2010
Buildings and improvements	$-	$10,909,066
Machinery and equipment	434,301	8,447,292
Vehicles and office equipment	-	401,213
Construction in progress	-	89,744
Total	434,301	19,847,315

Less: accumulated depreciation	(216,715)	(2,961,018)
Plant and equipment, net	$217,586	$16,886,297

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 amounted to $1,368,780, $1,506,093 and $605,522, respectively.

For the years ended December 31, 2011, 2010 and 2009, interest expense of approximately $8,326, $254,118 and $175,932, respectively, were capitalized into construction in progress.

Note 9 - Intangible assets, net

Net intangible assets consisted of the following at December 31, 2011 and 2010:

	2011	2010
Land use rights	$-	$8,700,613
Software	-	3,793
Total	-	8,704,406
Less: accumulated amortization	-	(115,191)
Intangible assets, net	$-	$8,589,215

Amortization expense for the years ended December 31, 2011, 2010 and 2009 amounted to $91,382, $105,279 and $12,715, respectively.

As of December 31, 2010, intangible assets included assets held by Honesty Group. After the Sale of Honesty Group, intangible assets went with the Honesty Group (see Note 21).

Note 10 - Debt

As of December 31, 2010, the Company had four credit facilities pursuant to which the Company issued a portion of the notes payable and short-term loans below. The Company had a) a facility with the Bank of Communications in the amount of $16.4 million (RMB 108.3 million) with the expiration date on August 6, 2011, b) a facility with the Agricultural Bank of China in the amount of $10.3 million (RMB 68 million) with the expiration date on September 1, 2011, c) a facility with Industrial and Commercial Bank of China in the amount of $15.2 million (RMB 100 million) with the expiration date on December 31, 2011, and d) a facility with Industrial Bank Co. Ltd. in the amount of $8.3 million (RMB 55 million) with the expiration date on November 7, 2011.  Each facility had a pledge agreement and was personally guaranteed by a Board member and/or the Company’s CEO. The personal guarantees were either expired or were replaced with the names of non-SGOCO individuals as of the date of this report.

Following the Sale of Honesty Group, the credit agreements and related outstanding debt remained with Honesty Group and its subsidiaries; SGOCO had no debt outstanding as of December 31, 2011.

Notes payable

Notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on the lines of credit. This short term notes payable is guaranteed by the bank for its complete face value through a letter of credit and usually matures within three to six months of issuance. The banks require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash. In addition, the banks charge processing fees based on the face value of the note.

As of December 31, 2011 and 2010, $0 and $6,537,086 of restricted cash was collateral for the $0 and $26,346,505 notes payable. With the Sale of Honesty Group, the notes payable remained with Honesty and its subsidiaries; SGOCO had no notes payable as of December 31, 2011.

	2011	2010
Letters of credit from Agricultural Bank of China with interest rates ranging from 0.25% to 0.59%	$-	$3,511,379
Letters of credit from Bank of Communications with an interest rate of 3%	-	3,093,994
Letters of credit from Industrial and Commercial Bank of China with interest rates ranging 1.79% to 2.05%	-	4,560,906
Notes payable from Bank of Communications and Industrial Bank Co., Ltd., non-interest bearing	-	15,180,226
Total	$-	$26,346,505

Bank overdraft

As of December 31, 2011 and 2010, bank overdrafts amounted to $0 and $1,492,226, respectively.

Short term loans

As of December 31, 2011 and 2010, the Company had the following major short-term loans from banks at:

	2011	2010
Three loans with Industrial Bank Co., LTD, due December 2011 with an interest rate of 5.56%, guaranteed by the Company’s Board members and secured by the Company’s land use right	$-	$5,157,800
One loan with Agricultural Bank of China, due January 2011 with an interest rate of 5.58%, guaranteed by the Company’s Board members and secured by the Company’s land use right	-	3,034,000
Four loans with Bank of Communications, due August 2011 with an interest rate of 5.84%, guaranteed by the Company’s Board members and secured by the Company’s land use right	-	5,309,500
Four loans with Industrial and Commercial Bank of China, due from January 2011 to June 2011 with interest rates of 4.86% and 5.1%, which are guaranteed by the Company’s Board members and secured by one accounts receivable balance*	-	4,672,360
Total – bank loans	$-	$18,173,660

* Cash collected is designated for the purpose of paying down the principal amounts owed to the financial institutions and is included in restricted cash.

The Company had one loan from an unrelated company. The loan bears no interest, is due on demand, and is unsecured. The balance amounted to $0 and $128,793 as of December 31, 2011 and 2010, respectively.

See Note 18 for disclosure related to shareholder loan.

Total interest incurred amounted to $2,082,360, $1,275,184 and $1,017,545 for the years ended December 31, 2011, 2010 and 2009, respectively. For the years ended December 31, 2011, 2010 and 2009, interest expenses of $8,326, $254,118 and $175,932, respectively, were capitalized into construction in progress.

With the Sale of Honesty Group, short-term loans remained with Honesty and its subsidiaries; SGOCO had no short-term loans outstanding as of December 31, 2011.

Other payables

Other payables as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
Accrued professional fees	$67,688	$299,727
Accrued transportation expenses	34,324	124,682
Payables for construction and equipment	-	473,579
Advance to staff	-	151,700
Others	150,939	706,193
Other taxes payable	90,932	(76,340)
Other payables	$343,883	$1,679,541

Note 11 - Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements.  Total pension expense incurred by the Company was immaterial for the years ended December 31, 2011, 2010 and 2009.

Note 12 – Warrant derivative liability

Public Warrants

In March 2008, the Company, then a special purpose acquisition corporation (“SPAC”), completed its initial public offering (“IPO”), in which it sold 4,239,300 units (consisting of one ordinary share and one warrant) at $8.00 per unit. Those warrants (“Public Warrants”) issued in the IPO are publicly traded. Of the 4,239,300 Public Warrants outstanding prior to the consummation of the Acquisition, holders of 2,673,273 Public Warrants elected to redeem the warrants for cash of $0.50 per warrant.

During the year of 2011 the Company bought back 967,177 public warrants through private negotiations for total consideration of $360,610 with an average price $0.37 per warrant. As a result, 598,850 Public Warrants were outstanding at December 31, 2011.

Those warrants are excisable at $8.00 per share with an expiration date of March 7, 2014.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant. These warrants are publicly traded and were valued at the quoted market price of $0.105 per warrant as of December 31, 2011.

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

These warrants are not publicly traded and are excisable at $8.00 per share with an expiration date of March 7, 2014. The warrants were outstanding at December 31, 2011.  In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem the warrants at a price of $0.01 per warrant.

During the year of 2011 the Company bought back 250,000 warrants from Pope Investment II, LLC for $125,000 with a price $0.50 per warrant. As a result, there were no outstanding sponsor’s warrants as of December 31, 2011.

Unit Options

Connected with the IPO in March 2008, the Company issued an option (“Unit Options”) on a total of 280,000 units with each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10 per unit. Those Representative Warrants are excisable at $8.00 per share with an expiration date of March 7, 2014, and were valued at $0.00055 per share at December 31, 2011, using the observable market price of the Public Warrants.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the Unit Options as of December 31, 2011 at $154, or $0.00055 per Unit Option, with an exercise price of $9.895 (being $10 minus the portion of the exercise price of $0.105 allocated as the value of the warrant component), market price of $1.3, expected remaining term of 2.25 years, expected volatility of 44%, and risk free rate of 0.27%. The warrant component of the Unit Options was valued based on the public market price of the publicly traded warrants of $0.105 per warrants, or $29,400 in total, as of December 31, 2011.

Underwriter Warrants

Connected with a secondary public offering of the Company’s ordinary shares on December 23, 2010, the Company issued to its underwriter an option for $100 to purchase up to a total of 66,667 shares of ordinary shares (5% of the shares sold in the secondary offering) at $6.00 per share (120% of the price of the shares sold in the secondary offering). The option is exercisable commencing on June 12, 2012 and expires on December 20, 2015.

During 2011, the Company bought back 53,096 warrants from the underwriters for $26,548 with a price $0.50 per warrant. As a result, there were 13,571 outstanding underwriter warrants as of December 31, 2011.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2011 at $533, with an exercise price of $6.00, market price of $1.30, expected remaining term of four years, expected volatility of 44%, and a risk free rate of 0.59%.

The Company adopted the provisions of an accounting standard regarding instruments that are Indexed to an Entity’s Own Stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Public Warrants, Sponsor Warrants, and Unit Options previously treated as equity pursuant to the derivative treatment exemption are no longer afforded equity treatment because the strike price of the warrants is denominated in U.S. Dollar, a currency other than the Company’s functional currency which is the RMB. Therefore the warrants and unit options are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these securities will be recognized currently in earnings until such time as the securities are exercised or expire.

As of December 31, 2011, the fair values of the public warrants, underwriter warrants and Unit Option were $62,879, $533 and $29,554, respectively. The amount of $925,445 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statement of income for the year ended December 31, 2011.

A summary of changes in warrant activity is presented as follows as of December 31, 2011:

	Public Warrants	Sponsor Warrants	Unit Options *	Underwriter Warrants	Total

Outstanding, December 31, 2009	-	-	-	-	-

Granted	1,566,027	250,000	280,000	66,667	2,162,694

Forfeited	-	-	-	-	-

Exercised	-	-	-	-	-

Outstanding, December 31, 2010	1,566,027	250,000	280,000	66,667	2,162,694

Forfeited	-	-	-	-	-

Repurchased	(967,177)	(250,000)	-	(53,096)	(1,270,273)

Outstanding, December 31, 2011	598,850	-	280,000	13,571	892,421

* Each unit option includes one ordinary share and one ordinary share warrant.

Note 13 - Put option liability

The Company executed a put option agreement dated March 9, 2010 (“Put Agreement”) with Pope Investments II LLC (“Pope”) whereby the Company granted to Pope a put option to sell 250,000 shares of the Company at a price of $8.00 per share. The Put Agreement was effective upon completion of Pope’s purchase of 250,000 shares of the Company’s ordinary shares.  The agreement is exercisable for a three-month period from February 15, 2011 until May 15, 2011.  Mr. Burnette Or, Chief Executive Officer, may purchase any shares put to the Company, or if neither of the Company nor Mr. Or make the purchase, two of the founders of the Company have agreed to make the purchase on behalf of Mr. Or. The founders also have the right to put the options back to Mr. Or or the Company in the event they make the purchase of the Put shares.

The Put Option was recorded as liability as of March 12, 2010.  The value of the Put Option was $2,000,000 at December 31, 2010. On February 28, 2011, pursuant to the Put Option, the Company repurchased 250,000 shares from Pope for an aggregate purchase price of $2,000,000 (or $8.00 per share).

Note 14 – Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares.  No preferred shares were issued or registered in the IPO.  There were no preferred shares issued and outstanding as of December 31, 2011 and 2010.

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

On December 23, 2010, the Company completed a second public offering of 1,333,333 ordinary shares at $5.00 per share with net proceeds of approximately $5.3 million after deducting underwriting discounts, commissions and offering expenses.

Warrants and put options

Refer to Notes 12 and 13 for information on warrants and put options.

Note 15 - Statutory reserve

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

 Surplus reserve fund

As stipulated by the Company Law of the PRC, as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

1.	Making up cumulative prior years’ losses, if any;

2.	Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the company’s registered capital; and

3.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

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

Note 16 - Income taxes

The Company is a tax-exempted company incorporated in the Cayman Islands.  Honesty Group did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2011, 2010 and 2009, and accordingly no provision for Hong Kong Profits Tax was made in those periods.

SGO Corporation is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%.

The Company conducts all its operating business through its three subsidiaries in China. These subsidiaries are governed by the income tax laws of the PRC and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company conducts all its operating business through its three subsidiaries in China. These subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws).  Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs.  Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

All other subsidiaries in China are subject to 25% EIT tax rate.

The Income Tax Laws also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2009, 2010 and 2011, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2009, 2010 and 2011. Total undistributed earnings of these PRC subsidiaries at December 31, 2011 were RMB3,463,164 ($549,708).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	(34)	(34)	(34)
China income taxes	25	25	25
Tax exemption	(12.5)	(12.5)	(12.5)
Tax on disposal of Honesty Group (a)	21.2
Other (b)	0.5	2.5	0.1
Effective income taxes	34.2%	15.0%	12.6%
(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2011 is an amount of $5.4 million on the Sale of Honesty Group.

(b)	There were no other material other items affecting the effective income tax for the years ended December 31, 2011, 2010 and 2009. The 0.5%, 2.5% and 0.1% for the fiscal years ended December 31, 2011, 2010 and 2009 included expenses incurred by SGOCO and Honesty of approximately $1.1 million, $1.9 million and $0.5 million, respectively. The other losses also affected by losses incurred by Guanwei and Jinjiang Guanke that were not subjected to PRC income taxes.

Note 17 - Enterprise-wide geographic reporting

The Company manufactures and sells LCD/LED products. The production process, selling practice and distribution process is the same for all products. Based on qualitative and quantitative criteria established by the FASB accounting standard regarding disclosures about segments of an enterprise and related information, the Company considers itself to be operating within one reportable segment.

The Company does not have long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	2011	2010	2009
China	$276,286,084	$186,105,094	$65,434,963
International	36,849,687	31,195,651	2,439,341
Total	$313,135,771	$217,300,745	$67,874,304

In 2011, approximately 12% of the revenues were from international sales covering 39 countries and regions. Top 5 export countries and regions were Korea, UK, Hong Kong, India and USA.

Note 18 - Related party and shareholder transactions

The Company’s majority shareholder, Sun Zone Investments Limited (“Sun Zone”) was the parent company of Mosview Technology Group Ltd., (“Mosview”), and BORO (Fujian) Electronic Co., Ltd., (“BORO”). The ownership of Mosview and BORO were transferred to an unrelated third party in February 2010. Therefore, Sun Zone no longer owns any interest in Mosview or BORO as of December 31, 2010.

Edge10 Corporation Limited was incorporated in the United Kingdom and is owned by a third party individual. The Company’s CEO was the sole director since December 8, 2010. Prior to 2011, SGOCO sold products to Mosview, which then sold to Edge10; during 2011, SGOCO sold products to a third party trading company, which then sold to Edge10. There were no direct transactions between SGOCO and Edge10 in the years 2011 and 2010.

In the ordinary course of business the Company has conducted business with Mosview and BORO. All transactions with related parties are short term in nature. Settlements for the balances are usually in cash.

The Company had the following related party transactions as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, respectively:

Revenues - related parties

Name of related parties	2011	2010	2009
BORO	$-	$5,481,829	$3,806,102
Mosview	-	7,136,218	2,395,599
	$-	$12,618,047	$6,201,701

Accounts receivables - related parties

Name of related parties	December 31, 2011	December 31, 2010
Mosview	-	49,559

Purchase - related parties

Name of related parties	2011	2010	2009
Mosview	$-	$7,255,920	$5,585,445

Short-term loan – shareholder

Name of related parties	December 31, 2011	December 31, 2010
Sun Zone Investments Limited	$208,958	$2,545,439

In the past, the Company and BORO provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. The Company utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. The Company provided BORO with such loans in prior periods as BORO was a significant customer of SGOCO.

During the years ended December 31, 2011, 2010 and 2009, the largest loan amounts outstanding from BORO for the benefit of SGOCO were nil, $2.9 million and $2.3 million, respectively, and the largest loan amounts outstanding from SGOCO for the benefit of BORO were nil, $4.8 million and $2.8 million, respectively. As of December 31, 2011 and 2010, no amounts remained outstanding from either party.

Sun Zone loaned $2,545,439 to Honesty for the entity’s cash flow purposes in 2010. As of December 31, 2011, Sun Zone loaned $$0.16 million and $0.05 million to SGOCO International and the Company, respectively. The loans are non-interest bearing, unsecured, and payable on demand.

Note 19 - Earnings per share

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the year ended December 31,
	2011	2010	2009
Net income for earnings per share	$16,619,057	$19,931,589	$7,159,073
Weighted average shares used in computation – basic	16,086,598	9,354,186	8,500,000
Dilutive effect of release of escrowed shares	201,644	1,335,202	-
Dilutive effect of warrants and put options	-	16,569	-
Weighted average shares used in diluted computation	16,288,242	10,705,957	8,500,000
Earnings per share – basic	1.03	2.13	$0.84
Earnings per share – diluted	$1.02	$1.86	$0.84

In accordance with the accounting standards, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable.

As of December 31, 2011, 5,000,000 shares were no longer subject to forfeiture and were included in the calculation of basic earnings per share computation since January 1, 2011. In addition, a further 800,000 shares owned by the former shareholders of Honesty Group were no longer subject to forfeiture based on the satisfaction of the second Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2011, the beginning of the quarter they became non-contingent. A further 20,517 shares owned by the sponsors were no longer subject to forfeiture based on services rendered, and they were included in the basic earnings per share computation upon provision of services. As of December 31, 2011, all the Company’s warrants and unit options were excluded from the diluted earnings per share calculation as they were anti-dilutive.

As of December 31, 2010, 5,000,000 shares owned by the former shareholders of Honesty Group were no longer subject to forfeiture based on the satisfaction of the first Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2010, the beginning of the quarter they became non-contingent. 340,810 shares owned by the sponsors were no longer subject to forfeiture based on services rendered, and they were included in the basic earnings per share computation upon provision of services. The shares subject to the Put Option are included in the calculation of diluted earnings per share on the reverse treasury stock method.

For the year ended December 31, 2009, basic and diluted earnings per share computation excludes the 5,800,000 shares in escrow on condition of certain performance target for 2010 and 2011 and 766,823 ordinary shares in escrow which will be released contingent on financial advisory and certain other services to be provided by the Sponsors. The Company had no warrants and unit options outstanding during the year ended December 31, 2009.

Note 20 – Commitments and contingencies

From time to time, the Company is involved in legal matters arising in the ordinary course of business.  Management currently is not aware of any legal matters or pending litigation, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2011 and 2010.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2011, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. Dollar)
Capital contributions (1)	2,250,040	500,000	1,750,040	-	-
Operating lease obligations (2)
- Honesty Group	314,057	68,109	147,569	98,379	-
Total	2,564,097	568,109	1,897,609	98,379	-

(1)	The registered capital of SGOCO (Fujian) and Beijing SGOCO are $2,200,000 and $500,000, respectively. As of December 31, 2011, SGOCO International had paid capital of $449,960 and $nil to SGOCO (Fujian) and Beijing SGOCO, respectively. SGOCO International must pay the rest obligations within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules. As of March 19, 2012, SGOCO International had paid registered capital of $100,950 to Beijing SGOCO.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, the Company rents from Honesty Group 3,000 square meters for office premises, warehouses and staff dormitory in Fujian at a monthly rent of RMB41,000 for a period of 1-7 years from July 1, 2011.

Note 21 – Sale of Honesty

Honesty Group and its subsidiaries represented the Company’s core manufacturing facility along with land, buildings and product equipment. On November 15, 2011, the Company entered into an agreement to sell its 100% ownership interest in Honesty Group to Apex Flourish Group Limited (“Apex”) for $76 million in total consideration. Prior to the transaction, Honesty Group transferred contracts and assets essential to the Company’s product research and development, branding and distribution to SGOCO International, a wholly-owned subsidiary of the Company established in July 2011, and its PRC operating subsidiary, SGOCO (Fujian). Through these transactions, the Company aims to transition SGOCO from a heavy-asset business model to a “light-asset” business model with greater flexibility and scalability.

Following the Sale of Honesty Group, the Company has outsourced its manufacturing operations to Honesty Group and the decision to outsource will not eliminate the related operations and cash flows from the ongoing operations of the Company. The Company ceased consolidating the financial statements of Honesty Group. Honesty Group is now a supplier to the Company and the Company does not have any significant benefits or liability from the operating results of Honesty Group except the normal risk with any major vendor. Management has performed an analysis and concluded Honesty is not a VIE as of the reporting date.

Pursuant to the Sale and Purchase Agreement, Apex assumed the Company’s obligations to pay up the remaining capital of $8.75 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. There can be no assurances that Chinese governmental authorities will not assert an obligation of SGOCO to pay the unpaid capital into Guanwei or the remaining investment in Guanke Technology Park, if Apex fails to do so.

Pursuant to the Sale and Purchase Agreement, the $76 million in total consideration was to be paid in installments over a period of five months. As of May 31, 2012, we have received the full amount of the consideration, of which:

-	cash of $1,213,000 was received before December 31, 2011;
-	cash of $18,733,669 was received after December 31, 2011;
-	offset against purchase deposits paid to Honesty Group of $1,771,815 and payables to Honesty Group of $10,156,024 at the time of disposal;
-	goods received before December 31, 2011 of $8,925,001; and
-	goods received after December 31, 2011 of $38,744,121.

The accounting gain from the disposal of Honesty Group was $126,860 based on the disposal date of November 30, 2011 when management deemed SGOCO lost operating control over Honesty Group and its subsidiaries.

Following the Sale of Honesty Group, Honesty Group remained a major manufacturer of the Company’s products. The following is a summary of transactions and balances with Honesty Group and its subsidiaries after the Sale of Honesty Group:

Purchases	$25,079,563
Rental of office premises	4,644
Accounts payable as of December 31, 2011	$2,710,049

Note 22 - Subsequent events

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2011.

On January 1, 2012, a total of 207,000 ordinary shares were issued to our employees, directors and consultants.

On June 18, 2012, the Company rented from Beijing Silver Tower Property Development Ltd. 278.11 square meters for office premises at a monthly rent of RMB83,433 from July 1, 2012 to August 15, 2014.

