Form 20-F
period 2012-12-31
SGOCO Group, Ltd.
filed 2013-04-19
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ____________

Commission file number: 1-35016

SGOCO Group, Ltd.

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

With a copy to:

Greenberg Traurig LLP

Terminus 200 - 3333 Piedmont Road NE

Ste 2500

Atlanta, GA 30305

Telephone: 1(678) 553-2100

Facsimile: 1(678) 553-2212

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

None

The registrant had 17,465,356 ordinary shares issued and outstanding as of December 31, 2012.

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

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes       ☒ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	- 3 -

DEFINITIONS	- 4 -

PART I	- 5 -
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 5 -
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	- 5 -
ITEM 3. KEY INFORMATION	- 5 -
A. Selected Financial Data.	- 5 -
B. Capitalization and Indebtedness.	- 6 -
C. Reason for the Offer and Use of Proceeds.	- 6 -
D. Risk Factors.	- 7 -
ITEM 4. INFORMATION ON THE COMPANY	- 21 -
A. History and Development of the Company.	- 21 -
B. Business overview.	- 24 -
C. Regulations.	- 28 -
D. Organizational structure.	- 29 -
E. Property, plant and equipment.	- 30 -
ITEM 4A. UNRESOLVED STAFF COMMENTS	- 30 -
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 30 -
A. Operating results.	- 30 -
B. Liquidity and capital resources.	- 39 -
C. Research and development, patents and licenses, etc.	- 41 -
D. Trend information.	- 41 -
E. Off-balance sheet arrangements.	- 41 -
F. Tabular disclosure of contractual obligations.	- 41 -
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 42 -
A. Directors and senior management.	- 42 -
B. Compensation.	- 43 -
C. Board Practices.	- 46 -
D. Employees.	- 48 -
E. Share Ownership.	- 48 -
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	- 49 -
A. Major Shareholders.	- 49 -
B. Related Party Transactions.	- 49 -
C. Interests of Experts and Counsel	- 50 -
ITEM 8. FINANCIAL INFORMATION	- 50 -
A. Consolidated Statements and Other Financial Information.	- 50 -
B. Significant Changes.	- 50 -
ITEM 9. THE OFFER AND LISTING	- 51 -
A. Offer and Listing Details.	- 51 -
B. Plan of Distribution.	- 52 -
C. Markets.	- 52 -
D. Selling Shareholders.	- 52 -
E. Dilution.	- 52 -
F. Expenses of the Issue.	- 52 -
ITEM 10. ADDITIONAL INFORMATION	- 52 -
A. Share Capital.	- 52 -
B. Memorandum and Articles of Association.	- 52 -
C. Material Contracts.	- 52 -
D. Exchange controls.	- 52 -
E. Taxation.	- 52 -
F. Dividends and paying agents.	- 59 -
G. Statement by experts.	- 59 -
H. Documents on display.	- 60 -
I. Subsidiary Information	- 60 -
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	- 60 -

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 60 -
PART II	- 61 -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 61 -
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 61 -
ITEM 15. CONTROLS AND PROCEDURES	- 61 -
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	- 62 -
ITEM 16B. CODE OF ETHICS	- 62 -
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 62 -
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 63 -
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 63 -
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	- 64 -
ITEM 16G. CORPORATE GOVERNANCE	- 64 -
PART III	- 64 -
ITEM 17. FINANCIAL STATEMENTS	- 64 -
ITEM 18. FINANCIAL STATEMENTS	- 64 -
ITEM 19. EXHIBITS	- 65 -
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	- 68 -
CONSOLIDATED BALANCE SHEETS	F-1
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME	F-2
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY	F-3
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6
Note 1 - Organization and description of business	F-6
Note 2 - Accounting policies	F-7
Note 3 – Business acquisition	F-13
Note 4 - Accounts receivable, trade	F-14
Note 5 - Other receivables and prepayments	F-14
Note 6 - Inventories	F-14
Note 7 - Advances to Honesty Group and suppliers	F-15
Note 8 - Plant and equipment, net	F-15
Note 9 – Debt and credit facilities	F-15
Note 10 - Employee pension	F-16
Note 11 - Warrant derivative liability	F-16
Note 12 – Other payables	F-17
Note 13 - Capital transactions	F-18
Note 14 – Statutory reserves	F-18
Note 15 - Income taxes	F-18
Note 16 - Enterprise-wide geographic reporting	F-20
Note 17 – Related party and shareholder transactions	F-20
Note 18 - Earnings per share	F-21
Note 19 - Commitments and contingencies	F-22
Note 20 – Concentration of risks	F-22
Note 21 – Subsequent events	F-23

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

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	Sale of Honesty Group may not produce the benefits the Company anticipated, its transition to a “light-asset” model may take more time and the transition may not be successful;

2.	Competition in our industry is intense and we may lose customers;

3.	Decreased selling prices for display products, regardless of cyclical fluctuations in the industry, would adversely impact our margins if prices decrease faster than we are able to reduce our costs;

4.	We sell most of our products through a few large distributors with which we do not have long-term agreements and, accordingly, we may have risks from our level of customer concentration;

5.	We may not be able to generate any growth and our sales may continue to decrease in the future;

6.	Our ability to maintain effective internal control over financial reporting;

7.	China’s overall economic conditions and local market economic conditions;

8.	Possibility of securing loans and other financing without efficient fixed assets as collateral; and

9.	Legislation or regulatory environments.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

1. “Acquisition” means the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;

2. “Apex” or “Apex Flourish Group Limited” means the British Virgin Islands company that purchased Honesty Holdings Group Limited from SGOCO IN 2011, in what is defined, depending on the context, as either the “Sale of Honesty Group” or the “Acquisition;”

3. “Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

4. “Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

5. “Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

6. “Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

7. “Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;

8. “Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;

9. “PRC” or “China” means the People’s Republic of China;

10. “Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;

11. “SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

12. “SGOCO”, “we,” “us,” “our,” “the company,” or “our company” means SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below; our predecessor was named Hambrecht Asia Acquisition Corp;

13. “SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

14. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

15. “Tier 3 cities” means middle-scale or prefecture level cities in China; and “Tier 4 cities” means small or county level cities in China;

16. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

17. “Shareholders”: means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

On March 12, 2010, we completed a share-exchange transaction with Honesty Group and its shareholders, and Honesty Group became our wholly-owned subsidiary. The share-exchange transaction was accounted for as a reorganization and recapitalization of Honesty Group. As a result, SGOCO’s (the legal acquirer) consolidated financial statements were previously, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of SGOCO being included effective from the date of the Share-Exchange Transaction. There was no gain or loss recognized on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

On November 15, 2011, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in Honesty Group to Apex for $76 million in total consideration (referred to hereinafter as “Sale of Honesty Group”). Honesty Group and its subsidiaries controlled our core manufacturing facility, including the land, buildings and production equipment. The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on developing, branding, marketing and distributing LCD/LED products in China. Honesty Group’s operations are reflected in our Fiscal Year 2011 financial statements through November 30, 2011.

The selected consolidated statement of operations data presented below for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements that have not been included herein and were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2012, 2011 and 2010 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except per share amounts)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008

Net revenues	166,701	313,136	217,301	67,874	43,791
Cost of goods sold	(154,221)	(279,399)	(184,602)	(57,764)	(37,709)
Gross profit	12,480	33,737	32,699	10,110	6,082
Selling expenses	(670)	(1,706)	(700)	(117)	(211)
General and administrative expenses	(5,322)	(5,779)	(6,443)	(889)	(563)
Total operating expenses	(5,992)	(7,485)	(7,143)	(1,006)	(774)
Income from operations	6,488	26,252	25,556	9,104	5,308
Interest income	8	288	90	7	5
Interest expense	(61)	(2,074)	(1,021)	(842)	(70)
Other income (expense), net	(130)	(248)	(892)	(76)	(19)
Change in fair value of warrant derivative liability	75	925	(287)	-	-
Gain from disposal of subsidiaries	-	127	-	-	-
Income before provision for income taxes	6,380	25,270	23,446	8,193	5,224
Provision for income taxes	(2,167)	(8,651)	(3,514)	(1,034)	-
Net income	4,213	16,619	19,932	7,159	5,224

Earnings per share:
Basic-ordinary share	0.25	1.03	2.13	0.84	0.61
Diluted-ordinary share	0.25	1.02	1.86	0.84	0.61
Weighted average shares used in calculating earnings per share:
Basic	17,059,575	16,086,598	9,354,186	8,500,000	8,500,000
Diluted	17,059,575	16,288,242	10,705,957	8,500,000	8,500,000

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2012	2011	2010	2009	2008

Total assets	105,647	85,201	152,621	79,473	40,461
Total liabilities	27,332	11,313	91,993	47,470	18,681
Total shareholders’ equity	78,315	73,888	60,628	32,003	21,780

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Risks Relating to Our Business and Industry

Sale of Honesty Group may not produce the benefits the Company anticipated, its transition to a “light-asset” model may take more time and the transition may not be successful.

Honesty Group and its subsidiaries controlled our core manufacturing facility, including the land, buildings and production equipment. On November 15, 2011, we entered into the Sale of Honesty Group to sell our 100% ownership interest in Honesty Group to Apex for $76 million in total consideration. This transaction was completed. Our intension was to transition SGOCO from a “heavy-asset” business model to a “light-asset” business model with greater flexibility and scalability. But, we can neither guarantee the success of the transition nor predict how long will take to complete the transition.

Following the Sale of Honesty Group, we discontinued consolidating the financial statements of Honesty Group. If Honesty Group were to be deemed a variable interest entity under U.S. GAAP, we would be required to consolidate its financial statements with ours. If that occurred, we may lose the benefit of the “light-asset” model, which would substantially change our financial condition.

Pursuant to the Sale of Honesty Group, Apex assumed our obligations to pay the remaining registration capital of $8.8 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. The $8.8 million registration capital has been paid by Apex.

As of the date of this Annual Report, we have not received any notice related to the above-referenced unpaid commitment. Whatever risk may have existed in this area was decreased by Honesty building two new dormitory buildings and a new factory facility in the Guanke Technology Park. But, there can be no assurance that Chinese governmental authorities will not claim that SGOCO must pay the unpaid commitment to Guanke Technology Park, if Apex fails to do so.

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

Our results of operations could be affected by several competitive factors, including entry by new competitors into our current markets, expansion by existing competitors, better marketing and advertising leading to stronger brand equity for our competitors, and competition with other companies for the production capacity of contract manufacturers. Our results of operations and market position may be adversely impacted by these competitive factors.

There can be no assurance that our strategies will remain competitive or that we will succeed in the future. Increased competition could result in a loss of market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products to improve our competitiveness. This could adversely affect our margins, profitability and financial results.

Our industry has experienced declines in the average selling prices of display products irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display products have generally declined and are expected to continually decline with time regardless of industry-wide cyclical fluctuations because of, among other factors, technological advancements and cost reductions. We may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market. But, such prices decline over time and, in certain cases, very rapidly, because of market competition or otherwise.

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

We sell most of our products through a few large distributors with whom we do not have long-term agreement, and, accordingly, we may have risks from our level of customer concentration.

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2012, 2011 and 2010, sales to our top two distributors accounted for 27%, 31% and 35%, respectively, of our total revenue.

Our largest customers have generally changed from period-to-period. Only two customers exist with more than 10% of our revenue for the years ended December 31, 2012, 2011 and 2010; only one customer remained on this list for two years.

We are exposed to the credit risks of our customers.

Our accounts receivable aging period typically ranges from 30 to 90 days. Our financial position and profitability is dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks, especially for larger orders. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in China, in particular the risk of monetary and fiscal policies to address inflation, businesses in China are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers, our cash flows and financial results would be adversely affected.

We may not be able to retain, recruit and train adequate management, sales and marketing personnel, and our inability to attract and retain qualified personnel may limit our development.

Our future success significantly depends on our ability to retain the services of our executive management personnel, who have contributed to our prior growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our success. Our future success will depend on the continued service of our senior management. In particular, Mr. Burnette Or, Chairman of the Board and President, has over 10 years’ experience in the PC monitor and TV industry. He is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership are critical to our operations and financial performance.

If we lose Mr. Or’s services and cannot replace him in a timely manner, it would reduce our competitiveness. That would adversely affect our financial condition, operating results and future prospects.

We may not be able to generate any growth and our sales may continue to decrease in the future.

We expanded our business rapidly during the years between 2006 and 2011. Our revenues, however, dropped significantly in 2012 primarily attribute to our significant reduction in the lower-margin trading and OEM businesses, loss of a few key clients and increased competition in China’s general display market.

In the future, we may expand either through organic growth or through acquisitions and investments in related businesses. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to generate future growth effectively, which will entail devising and implementing business plans, training and managing a growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to support future growth adequately. Failure to manage expansion effectively would probably prevent us from executing our business plan and adversely affect our business, financial condition and results of operation. In addition, we may not be able to generate any growth in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

As the majority of our operations are in China, we may face risks related to health problems, including epidemics in China, which could adversely affect our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, other public health problems, or even an epidemic. From time-to-time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia would have a material and adverse effect on our business operations.

We depend on product manufacturing provided by outsourcing partners including Honesty Group.

The majority of our manufacturing is performed by Honesty Group and its subsidiaries, which are now independent of the Company. SGOCO has the right to source products from other manufacturers and has started to do so. While these arrangements may lower costs, they also reduce our direct control over production. As a result, it is not certain that the quality or quantity of products or our ability to respond to changing conditions will be the same as it was when SGOCO controlled manufacturing.

There are no long-term contracts with the suppliers or manufacturers except for the contract with Apex, described below in Item 4.A., in the Sales and Purchase Agreement for Honesty Group. If manufacturers determine not to continue business with us, or if manufacturing by Honesty Group or other suppliers is disrupted for any reason, including extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions, environmental issues, bankruptcy, or change of control, our business, financial condition or results of operations could be materially adversely affected due to concentration on a few key manufacturers or finished-goods suppliers.

Problems with product quality, including defects, in our LCD/LED products could result in fewer customers and decreased sales, and unexpected expenses.

Except for OEM products, our products are mainly designed by our product development teams and are outsourced for production using advanced and often new technology and must meet stringent quality requirements. Products manufactured using advanced and new technology may contain undetected errors or defects, especially when first introduced. For example, our LCD/LED products may contain defects that are not detected until after they are shipped or installed, because we cannot test for all possible problems or defects. Such defects could cause us to incur significant re-design costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation.

In addition, future product failures could cause our suppliers or manufacturers to incur substantial expense to repair or replace defective products. Our products, including custom systems, are subject to warranty obligations. Generally, these requirements obligate our outsourced manufacturers to provide a minimum of a one-year repair or replacement obligation. If the product cannot be repaired after two attempts during the one-year warranty period, the manufacturers or suppliers must offer the end-customer a replacement. If we deliver LCD/LED products with errors or defects, or if there is a perception that our LCD/LED products contain errors or defects, our credibility and the market acceptance and sales of our products would be harmed. Widespread product failures would increase our warranty costs, damage our market reputation and cause our sales to decline.

But, the display panel manufacturers offer us a one-year warranty. Although our warranty obligations to our customers for the display panels are essentially borne by our manufacturers, the product failures could increase the warranty costs of our display panel manufacturers who may then transfer their costs to us and ultimately to the end-customers.

SGOCO International has unfulfilled registered capital obligations for its subsidiaries.

SGOCO International’s subsidiaries, SGOCO (Fujian) and Beijing SGOCO, were formed on July 28, 2011 and December 26, 2011, respectively, with registered capital of $2,200,000 and $500,000, respectively. Under PRC law, a company’s registered capital is treated as corporate property, and it is each shareholder’s obligation to fulfill its registered capital contribution according to PRC law and the Company’s charter documents. The charter document for each PRC company, which consists of the Company’s articles of association, states the amount of registered capital required to be paid. SGOCO International has the obligation to fulfill the registered capital obligations of SGOCO (Fujian) and Beijing SGOCO.

As of March 1, 2013, SGOCO International had paid registered capital of $449,960 to SGOCO (Fujian) and had also paid registered capital of $300,950 to Beijing SGOCO. SGOCO International must pay the rest of its registered capital obligations within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules. If it fails to contribute the required capital, it will have to apply for a reduction in the remaining registered capital, which may not be granted. Also, if SGOCO International fails to contribute the registered capital, it may be penalized with fines of 5–15% of the amount of unpaid capital. In addition, in certain cases, the business license(s) for SGOCO (Fujian) and/or Beijing SGOCO may be revoked, preventing them from conducting business in China.

If SGOCO International is required to fund the remaining registered capital, it may need to raise external funds. But, there is no assurance that sufficient external funds could be raised to pay the registered capital amount.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2012. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. The implementation of our remedial initiatives may not fully address the material weakness and significant deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort. It requires we anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system adequate to satisfy our reporting obligations. We also expect to incur additional compensation expenses connected with hiring additional accounting and internal control personnel.

As a result, our business and financial condition, results of operations and prospects, and the trading price of our ordinary shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, In turn, that could subject us to potential delisting from the stock exchange on which our ordinary shares are listed, regulatory investigations and/or civil or criminal sanctions.

Our market is subject to rapidly changing consumer preferences and we may not be able to predict or meet consumer preferences or demand accurately.

We derive a significant amount of revenue from the LCD/LED products that are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences. Our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that we cannot predict with certainty. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories and lower profit margins, any of which would have an adverse effect on our results of operations and financial condition.

Unauthorized use of our brand names by third parties may adversely affect our business.

We consider our brand names critical to success. Due to the nature of our business, we do not have administrative protection from patents, copyrights, trademarks or trade secrets covering branding, distributing and marketing of LCD/LED products. Our continued ability to differentiate ourselves from other LCD/LED products distributors and other potential new entrants depends substantially on our ability to preserve the value of our brand names.

We rely on trademark law, company brand name protection policies, and agreements with our employees and business partners to protect the value of our brand names. In particular, “SGOCO,” and “POVISON” marks are registered in the PRC and are approved by the State Trademark Bureau of the PRC to be transferred to SGOCO International in Hong Kong. But, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand names. For example, we may not be able to detect unauthorized use of our brand names in a timely manner because our ability to determine whether other parties have infringed our brand names is generally limited to information from publicly available sources.

To preserve the value of our brand names, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are not certain and still evolving. Consequently, legal action may not be successful. Further, future litigation could also result in substantially increasing our costs, diverting our resources and disrupting our business.

We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time-to-time, we may seek additional financing to provide the capital required to maintain our business, if cash flow from operations is not sufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may not be able to expand our business or to develop new business at the rate desired. Consequently, our results of operations may be adversely affected.

If we are able to incur debt, lenders may impose certain restrictions. In addition, repaying such debt may limit our cash flow and our ability to grow. If we are not able to incur debt, we may be forced to issue additional equity, which would have a dilutive effect on our shares.

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

Because of these exemptions, our shareholders will not be provided with the same protections or information generally available to investors holding shares in public companies organized in the U.S.

Expansion of our business may increase pressure on our management, which may impede our ability to meet any increased demand for our products and adversely affect our results of operations.

Our business plan is to grow our operations profitably. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

1.	customers continuing to accept our LCD/LED products;

2.	our ability to successfully and rapidly expand our SGOCO Image program to reach potential customers in response to potentially increasing demand;

3.	the costs associated with such growth, which are difficult to quantify, but could be significant;

4.	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

5.	the highly competitive nature of our industry; and

6.	the continued availability and favorable pricing of the raw materials and components used in our products.

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

Under the Enterprise Income Taxes (EIT) Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, SGOCO Group, Ltd., may be considered a resident enterprise and may therefore be subject to PRC income tax on our global income.

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

2.	may be subject to a 10% PRC withholding tax, if such treaty does not apply (i.e., because the PRC tax authorities may deem SGOCO International to be a conduit not entitled to treaty benefits).

Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

Finally, the “resident enterprise” classification could result in a 10% PRC tax being imposed on dividends SGOCO pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring SGOCO’s ordinary shares, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, SGOCO may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. SGOCO’s non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of ordinary shares in certain circumstances. SGOCO would not, however, have an obligation to withhold PRC tax regarding such gain.

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

Any loans we make to our Chinese subsidiaries, which are treated as foreign-invested enterprises under Chinese law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the Company’s registered capital plus permitted loans. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese law.

If we lend money to our Chinese subsidiaries and such funds exceed the permitted amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities to increase the permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our Chinese subsidiaries that do not exceed their current permitted amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after signing the relevant loan agreement.

Subject to SAFE’s stipulated conditions, SAFE or its local counterpart is supposed to issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

We cannot be sure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, regarding future loans by us to our Chinese subsidiaries or affiliated entities or regarding future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use such future loans or capital contributions to capitalize or otherwise fund our Chinese operations may be negatively affected, which would adversely and materially affect our liquidity and our ability to fund and expand our business.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.

The global market and economic conditions during the years 2008 through 2012 were unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and 2012. It is not clear whether the European sovereign debt crisis will be contained and what effects it may have.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which may result in higher oil prices and significant market volatility. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position.

Our development and sales operations will continue to be focused on and conducted in China, and a substantial portion of our sales will continue to be made in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. In recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. But, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect our business.

The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The Chinese government has implemented certain measures to control the pace of economic growth. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to reduced demand for our products.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us or our subsidiaries, affiliates, officers, directors and shareholders.

A majority of our assets are located outside of the U.S. and most of our directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others. This can be particularly important regarding matters arising under U.S. federal or state securities laws.

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

Connected with such an original action, a Chinese court may award civil remedies, including monetary damages. Notwithstanding the ability to bring original actions, we do not believe it is likely that the courts in China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the U.S. or any state or territory within the U.S.

Our auditor, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China and Hong Kong, is not permitted to be inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issues the audit report included in this Annual Report filed with the SEC, as auditors of companies that are traded publicly in the U.S., our public accounting firm is registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”). It is required by U.S. laws to be regularly inspected by the PCAOB to assess its compliance with the U.S. laws and professional standards.

Our operations, however, are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection by the PCAOB.

Inspections of some other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures. Certain deficiencies revealed in the inspection process can be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors operating in China makes it difficult to evaluate our auditor’s audit procedures and quality control procedures. As a result, our investors may not receive the benefits of the PCAOB inspections.

We face uncertainties regarding indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, was issued by the State Administration of Taxation, or the SAT, on December 10, 2009. It has retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that:

1.	has an effective tax rate less than 12.5%; or

2.	does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer.

Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the parties.

The application of SAT Circular 698 is not certain. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the tax authority has not yet:

1.	promulgated any formal rules;

2.	formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions; and

3.	provided the process and format of the reporting of an Indirect Transfer to the tax authority of the PRC resident enterprise.

In addition, there are no formal declarations regarding how to determine whether a foreign investor has adopted an abusive arrangement to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698. We have accrued $5.4 million in the income tax expense for the year ended December 31, 2011 on the Sale of Honesty Group and the amount remained unpaid as of the date of this Annual Report. We have already submitted relevant documents to the PRC tax bureau regarding the Sales of Honesty Group. We may be required to expend valuable resources to comply with SAT Circular 698. This may have a material adverse effect on our cash flow, financial condition and results of operations.

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

The Chinese legal system is a civil law system based on statutes. Unlike the common-law system, prior court decisions may be cited for reference, but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections provided to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries, SGOCO (Fujian) and Beijing SGOCO, which were established in China. As a result, we will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

But, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform.

In addition, enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to file administrative and court proceedings to enforce the legal protection that we or our subsidiaries enjoy either by law or contract. Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Consequently, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we would enjoy compared to more developed legal systems.

These uncertainties may impede our ability to enforce contracts or other rights. Furthermore, intellectual property rights and confidentiality protections in China may be less effective than in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our shareholders. In addition, any litigation in China may be protracted, substantially increase our costs and divert our resources and management’s attention.

If China imposes restrictions to reduce inflation, China’s future economic growth could be curtailed which could adversely affect our business and results of operation.

China’s economy has experienced rapid growth. But, this growth has varied among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. To control inflation, the Chinese government may impose controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in our LCD/LED products leading to a decline in our profitability.

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

Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, SGOCO International’s Chinese primary operating subsidiaries, SGOCO (Fujian) and Beijing SGOCO, are able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the Chinese government subsequently may restrict access to foreign currencies for current account transactions.

Fluctuating value of the Renminbi may reduce our profitability.

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

The international reaction to the RMB revaluation has generally been positive. But, international pressure continues to be placed on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against the U.S. Dollar. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition. For example, to the extent that we need to convert U.S. Dollars we receive into RMB for our operations, appreciation of the RMB against the U.S. Dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars to make payments for dividends on our shares or for other business purposes, appreciation of the U.S. Dollar against the RMB would reduce the U.S. Dollar amount available to us.

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

But, the Chinese government may take further measures to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for distributing dividends to our shareholders or to fund operations we have outside of China.

Foreign exchange transactions continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if SGOCO International receives foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE. In addition, if we finance SGOCO International by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These potential restrictions could affect the ability of SGOCO International to obtain additional foreign exchange through debt or equity financing.

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

Our ordinary shares are listed on the NASDAQ Capital Market. We must comply with various NASDAQ Marketplace rules to maintain the listing of our securities. The NASDAQ listing rules require, among other things, that a company’s stock trading to maintain a minimum bid price of $1.00. If a NASDAQ-listed company trades below the minimum bid price requirement for 30 consecutive business days, it will be notified of the deficiency.

To regain compliance with the minimum, bid price requirement, the Company must have a minimum, closing bid price of $1.00 or more for a minimum of ten consecutive business days during a 180-day compliance period. If compliance does not occur within the applicable 180-day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff's determination to delist its securities to a Hearing Panel. During any appeal process, the Company's ordinary shares would continue to trade on the NASDAQ Capital Market.

If our securities were to be delisted from NASDAQ, the trading of our securities could possibly be shifted to the OTC Bulletin Board or the Pink Sheets. But, that would make it more difficult to dispose of, or obtain accurate quotations for the price of, our securities. In addition, such a development would likely also reduce the already limited coverage of our Company by security analysts and the news media. Delisting and these other effects could cause the price of our securities to decline further.

The Company’s warrants are now quoted on the Pink Sheets. As a result, the market for the warrants is sporadic and limited and may not reflect their true value or any value at all.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

1.	actual or anticipated fluctuations in our annual and quarterly operating results and changes or revisions in our expected results;

2.	changes in financial estimates by securities research analysts;

3.	market conditions for LCD/LED products marketing and distribution;

4.	changes in the economic performance or market valuations of companies specializing in LCD/LED product marketing and distribution;

5.	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

6.	addition or departure of our senior management and key research and development personnel;

7.	fluctuations of exchange rates between the Renminbi and the U.S. Dollar;

8.	litigation related to our intellectual property;

9.	changes in investors’ perception toward U.S.-listed Chinese companies;

10.	release or expiry of transfer restrictions on our outstanding ordinary shares; and

11.	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Approximately 54.0% of our ordinary shares are held by one shareholder. This voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

Sun Zone Investments Limited is owned by our Director Mr. Tin Man Or. It currently owns approximately 54.0% of our voting shares. This shareholder can control substantially all matters requiring approval by our shareholders, including electing directors and the approval of other business transactions. This concentration of ownership could delay or prevent a change in control of our Company or discourage a potential acquirer from attempting to obtain control of the Company, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

We do not expect to pay dividends, so our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

Currently, we do not expect to pay dividends to our shareholders. The Board of Directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, including restrictions in credit agreements, imposed by applicable law, and the laws of China governing dividend payments, currency conversion and loans, and other factors our Board of Directors deems relevant. Accordingly, realizing a gain on shareholders’ investments currently depends on whether the price of our shares appreciates in the securities exchange on which our shares trade. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

As of December 31, 2012, we had 17,465,356 ordinary shares and 598,850 warrants outstanding. We issued an option to purchase up to a total of 280,000 units at $10.00 per unit to the underwriters in our IPO, which, if exercised, would result in the issuance of 280,000 shares and 280,000 warrants. As of December 31, 2012, there are also issued and outstanding warrants to purchase 13,571 ordinary shares at $6.00 per share to the underwriters of our December 2010 offering.

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

As of December 31, 2012 we had approximately 17,465,356 ordinary shares outstanding. Of these shares, approximately 2.2 million ordinary shares are held by persons not affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

Volatility in the price of our ordinary shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the U.S. and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ordinary shares may be caused by factors outside of our control, which may not be related or may be disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against various companies. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

If we become directly subject to the recent scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

During the last three years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempt company incorporated under Cayman Islands’ laws. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and Cayman Islands’ common law. Shareholders’ rights to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands’ law are largely governed by Cayman Islands’ common law. It is derived in part from comparatively limited judicial precedent in the Cayman Islands and from England’s common law. English court decisions, however, are not binding on a Cayman Islands’ court.

Our shareholders’ rights and our directors’ fiduciary responsibilities under Cayman Islands law are not as clearly established as they would be under the statutes or case law in most U.S. jurisdictions. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Many U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

The Cayman Islands’ courts are also not likely:

1.	to recognize or enforce against us judgments of courts of the U.S. based on civil liability provisions of U.S. securities laws; and

2.	to impose liabilities against us, in original actions brought in the Cayman Islands, based on civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., But, the Cayman Islands’ courts will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Based on the above, shareholders may have more difficulty in protecting their interests against actions taken by management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

As a company incorporated in the Cayman Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. But, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards.

For example, the Companies Law of the Cayman Islands does not require a majority of our directors to be independent. Therefore, we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee. Finally, our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present.

In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, the Companies Law of the Cayman Islands does not require it. If we choose to follow home country practice, our shareholders may receive less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure and Acquisition of Honesty Group

SGOCO Group, Ltd. was organized under Cayman Islands’ laws on July 18, 2007. It was previously named SGOCO Technology, Ltd. and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company to acquire one or more operating businesses in the PRC through a merger, stock exchange, asset acquisition or similar business combination or control through contractual agreements. The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share on March 12, 2008.

Pursuant to our charter documents, we were required to enter into a business combination transaction to acquire control of a business with its primary operation in the PRC with a fair market value of at least 80% of the trust account established at the time of our IPO, or the Trust Account, (excluding certain deferred underwriting commissions) prior to March 12, 2010, or dissolve and liquidate. The approval of the business combination transaction required the approval of a majority of the outstanding shares. It was conditioned on, among other matters, not more than 30% of the outstanding shares being properly tendered for redemption under our charter documents. Each ordinary share issued in our IPO was entitled to be redeemed if it was voted against the business combination transaction at a price equal to the amount in the Trust Account divided by the number of shares issued in the IPO outstanding at the time, estimated to be approximately $8.0 million as of February 17, 2010.

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”). In addition, at the meeting to approve the acquisition, the Holders of our outstanding warrants approved an amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $5.00 to $8.00. The Amendment also extended by one year the exercise period, or until March 7, 2014, and provided for redeeming the publicly-held warrants, at the Holder‘s option, for $0.50 per warrant when the Acquisition closes. We may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the last sale price of our ordinary shares equals or exceeds $11.50 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption.

The Acquisition resulted in issuing

1.	8,500,000 ordinary shares to the former shareholders of Honesty Group; and

2.	5,800,000 additional ordinary shares to the former shareholders of Honesty Group to be held in escrow and released if the following milestones were met by the combined Company:

(a)	If “Income from Existing Operations” for the year ended December 31, 2010 exceeded $15,000,000 (the “First Earn-Out Milestone”), the escrow agent would release 5,000,000 shares to the former shareholders of Honesty Group. The First Earn-Out Milestone was met during the year ended December 31, 2010. The shares were not released in 2011 but were released in 2012 to the former shareholders of Honesty Group; and

(b)	If “Income from Existing Operations” for the year ended December 31, 2011 exceeded $20,000,000 (the “Second Earn-Out Milestone”), the escrow agent would release the remaining 800,000 shares to the former shareholders of Honesty Group. Those 800,000 shares were released in 2012.

In addition, 766,823 shares held by the original shareholders of the Company were placed in escrow pending satisfaction of certain conditions.

Those conditions included our reaching the earn-out milestones discussed above, as well as:

1.	Messrs. Robert Eu and John Wang providing the Company with 30 hours per month in services connected with investor relations, listing on the NASDAQ Global Stock Market or NASDAQ Global Select Stock Market, introducing investors and advisors;

2.	listing of our shares on such stock markets if we act in good faith to obtain such a listing once the listing criteria are met; and

3.	providing the opportunity for us to raise an additional $15 million in equity, subject to meeting certain prescribed pricing criteria.

Connected with the issuing of the 5,800,000 escrowed shares and the 766,823 escrowed shares, we, the original shareholders of the Company, and the Honesty Shareholders entered into an escrow agreement with Grand Pacific Investment Limited as escrow agent. Pursuant to that escrow agreement, the escrow agent agreed to hold the foregoing shares pending satisfaction of certain conditions within the applicable time periods. If the conditions were not met, some or all of the foregoing shares, would have been cancelled and returned to the status of authorized and unissued ordinary shares.

As stated above, the First and Second Earn-Out Milestones were met during the years ended December 31, 2011 and 2010 and a total of 5,800,000 shares were released to the former shareholders of Honesty Group.

In addition, of the 766,823 escrowed shares, 340,810 and 20,517 shares were earned in 2010 and 2011, respectively, but are not currently eligible to be released. The last measurement date to determine whether the conditions were met for the release of the 766,823 escrowed shares was December 31, 2011. However, on April 17, 2012, the escrow agreement was amended to provide additional time for the conditions to be met. Pursuant to the amendment. Holders of the escrowed shares had until December 31, 2012 to meet the conditions for release. The escrow share agreement was further extended to December 31, 2013. As of the date of this Annual Report, the conditions have not yet been met.

We entered into various forward-purchase agreements with various hedge funds and other institutions for us to repurchase a total of 2,147,493 shares for an aggregate purchase price of $17,285,811 immediately after the closing of the Acquisition. After paying various fees and expenses, the redemption prices of shares and warrants and the forward-purchase contracts, the balance of approximately $5.4 million in the Trust Account was released to us when the Acquisition of Honesty Group was closed. After the closing of the Acquisition and the settlement of related transactions, we had outstanding 16,094,756 ordinary shares, of which 859,668 shares were initially issued in our IPO, and warrants to purchase 1,816,027 shares at a price of $8.00 per share, of which 1,566,027 were initially issued in our IPO.

After the Acquisition closed, Honesty Group became a wholly-owned subsidiary of SGOCO. Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of Guanke Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei Electron Technological Industry Co., Ltd. (“Guanwei”) and Guancheng Electron Technological Industry Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established under the corporate laws of the PRC. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. Honesty Group and its subsidiaries are now independent of the Company.

On July 26, 2010, SGOCO formed SGOCO International (HK) Limited, or SGOCO International, a limited liability company registered in Hong Kong (“SGOCO International”). SGOCO International and its subsidiaries were established for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On February 22, 2011, SGO Corporation was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded to market, sell and distribute SGOCO’s high quality products in the U.S. markets. SGO was not operating during 2011 and started to operate in the first quarter of 2012.

SGOCO International directly owns 100% of SGOCO (Fujian) Electronic Co., Ltd. SGOCO(Fujian) is a limited liability company established under the corporate laws of the PRC on July 28, 2011.

On December 26, 2011, SGOCO International established another wholly owned subsidiary Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC to conduct LCD/LED monitor and TV product-related sales and distribution. As of the date of this Annual Report, Beijing SGOCO has started operations as a cost center but has not yet commenced any sales transactions.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% ownership interest in Honesty Group to Apex (“Apex”), a British Virgin Islands company, for $76 million in total consideration in the Sale of Honesty Group. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

A Disposal Memo was signed by SGOCO Group, Ltd., SGOCO International (HK) Limited, Apex, and Honesty Group Holdings Limited on March 19, 2012. The reason was to confirm in writing that operational and management control was shifted (i.e., the disposal effective date of the Sale of Honesty Group) on November 30, 2011, and to confirm certain other details of the Sale of Honesty Group.

Per the SPA, the $76 million in total consideration was to be paid in installments As of May 31, 2012, we received the full amount of the consideration, of which:

-	cash of $1 million was received before December 31, 2011;
-	cash of $19 million was received after December 31, 2011;
-	purchase deposits paid to Honesty Group of $1 million and payables to Honesty Group of $10 million at the time of disposal were offset;
-	goods of $9 million were received before December 31, 2011; and
-	goods of $38 million were received after December 31, 2011.

Pursuant to the SPA, Apex assumed our obligations to pay up the remaining capital of $8.8 million in Guanwei and to pay the remaining balance of approximately $14 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

Connected with the Sale of Honesty Group, Honesty Group transferred to SGOCO certain contracts and assets that are related to design and distribution of SGOCO’s products, including R&D equipment, sales contracts with customers, contracts with retail sales sources, and trademarks and pending trademark applications.

The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on designing, branding, marketing and distributing LCD/LED products in China. Through the transaction, the Company retained part of its customers, brand names, and the nationwide distribution network while substantially reducing its interest bearing liabilities.

Mr. Tin Man Or owns 100% of Sun Zone Investments Limited. As of the date of this Annual Report, Sun Zone owned approximately 54% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Mr. Burnette Or and Ms. Ming Suen Jorine Or are the son and daughter of Mr. Tin Man Or, respectively. Mr. Burnette Or and Mr. Tin Man Or are also directors of SGOCO Group and Sun Zone Investments Limited.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management (including Chairman and Chief Executive Officer (“CEO”) Mr. Burnette Or, Chief Financial Officer (“CFO”), Mr. David Xu, and Director Mr. Tin Man Or); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone Investments Limited.

Warrant Repurchase

To reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 1,217,177 warrants that had a strike price of $8.00. Those warrants included 967,177 publicly-traded warrants for an aggregate purchase price of $360,610 (or $0.37 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $0.50 per warrant), in private transactions. All of the terms of the remaining approximately 0.6 million publicly-traded warrants remain unchanged. There were no outstanding sponsor warrants as of December 31, 2011 and 2012.

Additionally, the Company, in private transactions, repurchased and retired a total of 53,096 of the warrants that had a strike price of $6.00 issued to its underwriters in the December 2010 offering for an aggregate purchase price of $26,548 (or $0.50 per warrant). All of the terms of the remaining 13,571 warrants issued to its underwriters in the December 2010 offering remain unchanged.

Through the repurchase and retirement of these warrants, the Company decreased the long-term risks of dilution that may occur if these warrants were exercised.

SGOCO’s Offices

SGOCO’s principal executive office is located at Beijing Silver Tower, Room 1817, 2 Dongsanhuan North Road, Chaoyang District, Beijing, China 100027. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

As of December 31, 2012, our primary business operations were conducted through SGOCO International and its wholly-owned PRC subsidiary, SGOCO (Fujian). Our main focus is developing our own brands and quality products for sale to the Chinese flat-panel display market in Tier 3 and Tier 4 cities.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer our consumers high quality LCD/LED products under brands that we control and license such as “SGOCO,” “POVIZON,”“TCL,” and “Founder.”

We are also developing and selling a number of application-specific products (ASPs) customized for various niche markets and targeted primarily at institutional customers. The majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels. As part of our brand building strategy, commencing from the beginning of 2009, we also sell to certain distributors under our SGOCO Image program.

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

Following the Sale of Honesty Group, we operate on a “light-asset” business model which is marketing-driven with multiple brands all under the SGOCO Image program. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong local appeal;

2.	a world-class quality, design engineering, and product development capability; and

3.	a “light-asset” model that provides the flexibility to source from low-cost suppliers meeting our high quality standards.

We have integrated these three elements through a distinct distribution channel in the form of a national network of distributors and retail sales sources operating under the “SGOCO Image” name. Consequently, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy. China is the world’s most populous country. It had a population of 1.4 billion as of the end of 2012 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $1.3 trillion in 2001 to $7.8 trillion in 2012, representing a compound annual growth rate, or CAGR, of 17.7%.

Increasing Consumption. China has recently overtaken Japan to become the world’s second largest economy behind the U.S. Despite average saving rates of one-third of individual income, a joint report from the American Chamber of Commerce and Booz & Co. predict that China is likely to become the second-largest consumer market in the world by 2015 trailing only the U.S.

According to a June 2012 report released by IDC, China’s consumers who own terminal products are expected to exceed 150 million by 2015, China’s PC shipment should continue to grow at a double-digit rate until 2016. Lower tier cities are driving China’s PC market growth.

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the China Statistical Yearbook, the urban population was 711.8 million, representing 52.6% of the overall population in China as of December 31, 2012 compared to approximately 20% in the early 1980s. China’s urbanization strategy will be further enhanced as a state policy to increase internal demand and consumption.

Global LCD/LED Industry

The sovereign debt crisis in Europe has slowed demand. The U.S. has continued to recover modestly. The growth momentum in emerging economies was less than expected due to reduced demand for exports, and disappointing domestic consumption as consumers restrained their spending in an uncertain environment. As a result, the demand for PC monitors and LCD TVs was sluggish in 2012.

Sales of computer monitors are often correlated with the sale of personal computers. International Data Corporation (IDC) reported that global PC shipment grew slightly from 364 million units in 2011 to 367 million units in 2012. But, IDC expected that global PC shipments from 2013 to 2016 would rise by an average of 7.1%, with emerging markets forming the bulwark of the market and sustaining single-digit growth for portable PCs during the years.

According to DisplaySearch research, total global TV shipments fell over 6% from 249 million units in 2011 to 233 million units in 2012. North America shipments were essentially flat in comparison to 2011, and shipments to both Japan and Western Europe fell sharply in 2012.

China’s LCD/LED Industry

China is now the world’s largest market for PCs and one of the fastest growing markets for TV shipments.

According to the IHS iSuppli China Research Service (NYSE: IHS), China accounts for 22% of global PC demand contributing more than 90% of total production in the worldwide PC market, representing not only the vast majority of global production, but also a major source of demand. Shipment volume of personal computers (PC) in the Chinese market reached 79.9 million units in 2012, up 8% compared with 73.9 million units in 2011.

According to DisplaySearch research, China remains the world’s largest market for TV shipments with demand rising 6% to nearly 52 million units in 2012. Chinese TV brands also experienced strong growth in 2012 due to strong domestic growth and overseas expansions. Chinese TV brands accounted for more than 20% of global flat panel TV revenues.

We believe the demand for PCs and LCD/LED monitors in China will grow due to increasing popularity of the Internet. According to a governmental report released by the China Internet Network Information Center (CNNIC), as of December 2012, the population of China’s internet users climbed to 564 million, 51 million more than the end of 2011. The internet penetration rate in China has reached 42.1%, an increase of 3.8% from 2011.

The Chinese Ministry of Industry and Information Technology estimated that China's Internet population will reach roughly 800 million users by 2015. Mobile Internet access is expected to further drive internet penetration in order to reach this goal. Mobile internet users in China reached 420 million, an annual growth rate of 18.1% in 2012.

SGOCO Products

We offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

1.	LCD/LED monitors with screen sizes up to 27 inches;

2.	LCD/LED TVs with screen sizes up to 55 inches;

3.	Application-specific LCD/LED display products, such as tablet PCs for commercial and consumer use, all-in-one e-reader notebooks, cell phone devices, mobile internet devices, e-boards that integrate software and hardware functionalities, rotating screens, CCTV monitors for security systems, billboard monitors for advertising and public notice systems, as well as touch screens for non-keyed entries; and

4.	Application-specific multimedia systems and services composed of display products and TVs with software control systems for sale to commercial customers with the potential for recurring revenues.

Our engineers are also developing LCD/LED systems solutions for industry clients, such as educational institutions, government departments and corporate offices. These are customized hardware and software solutions for turnkey delivery to industry clients.

Our products including custom systems are subject to statutory warranty obligations. Generally, these requirements obligate our outsourced manufacturers to a one-year repair or replace obligation. If the product cannot be repaired after two attempts during the one-year warranty period, the manufacturers or suppliers must offer the end customer a replacement.

In addition, the display panel manufacturers offer us a one-year warranty. Although our warranty obligations to our customers for the display panels are essentially borne by our manufacturers, the product failures could increase the warranty costs of our display panel manufacturers who may then transfer their costs to us and ultimately to the end-customers.

Research and Development

SGOCO has its own research and development capabilities with its in-house R&D team. In a rapidly changing market such as LCD/LED displays, the Company believes the ability to design products with the latest technical features is important to its competitive success. Introducing new features for which customers are willing to pay a premium price is an important part of the Company’s strategy regarding its product mix. SGOCO believes its research and development capabilities are an important advantage as it looks to expand into the higher-margin, customized application-specific product market.

Because of our internal product development, we have developed a focused and compact line of high-quality LCD/LED products. We focus our research and development on appearance, design, utility, and major components such as mother-boards and high voltage switchboards.

To achieve a more cost efficient R&D process, we currently also outsource certain non-core R&D projects.

Marketing and Distribution

We have five primary brands that we own and license. These brands are:

1.	SGOCO, our flagship brand;

2.	POVIZON;

3.	No. 10;

4.	TCL, a licensed brand for monitors that are sold through our own distribution channels; and

5.	Founder, a licensed brand for TVs that are sold through our own distribution channels.

For the year ended December 31, 2012, sales of our own-brand products represented 70.6% of total sales. Following the adoption of our “light-asset” business model, the percentage of our own-brand sales should increase as OEM sales are de-emphasized with OEM brands such as AOC and Great Wall likely to be phased out over the next one or two years.

The Chinese retail computer market is still dominated by small, do-it-yourself (DIY) or custom-made PC retailers operating out of small stores or kiosks in large “Computer City” malls. To penetrate this market, we concentrated our own-brand sales through large, financially strong, electronics distributors. We believe these distributors are the best way to profitably reach the fragmented Chinese market. The distributors have the geographical customer coverage, logistical support facilities and effective credit controls necessary to properly service this market. While large consumer electronics retail chains exist in China, these chains have only recently begun to penetrate China’s large Tier 3 and Tier 4 cities. Moreover, sales to China’s large retail chains often have low margins and long payment terms.

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

Our key target markets are China’s rapidly growing Tier 3 and Tier 4 cities. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, we believe the market opportunities and sales growth potential in Tier 3 and Tier 4 cities are significant. We believe most of our competitors in Tier 3 and Tier 4 cities are relatively unsophisticated “ shanzhai ” or “knock-off” manufacturers offering generic brands that lack the international quality standard and significant set of features of SGOCO products.

International brands in China’s Tier 3 and Tier 4 cities typically have a more layered distribution chain that results in less attractive pricing or margins for end distributors and retailers. Moreover, customers in Tier 3 and Tier 4 cities are less brand conscious and more value oriented.

Our goal is to establish a dominant market position in selected Tier 3 and Tier 4 cities. As such, we have focused our marketing and sales efforts on those portions of the Chinese market and plan to grow our international presence in the future.

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

Our current major competitors include but are not limited to AOC, Samsung, Apple, Phillips, Great Wall, LG, HKC, Viewsonic, and BenQ.

Intellectual Property

Prior to the Sale of Honesty Group, Guanke submitted applications to transfer three trademarks to SGOCO International: “SGOCO”, “Shangwei” (Chinese name for SGOCO) and “POVIZON;” and Guanwei submitted an application to transfer one trademark to SGOCO International.

The State Trademark Bureau examined and approved the “SGOCO” trademark transfer on July 31, 2012 and the remaining trademark transfers were approved on May 20, 2012.

As of March 1, 2013, SGOCO owns the following trademarks: “SGOCO”, “Shangwei” (Chinese name for SGOCO), and “POVIZON”

There are no legal disputes pending or threatened against us for any claimed intellectual property infringement as of the date of this Annual Report.

Brand-Usage Agreement

In June 2010, we entered into a three-year brand usage agreement with TCL Business System Technology (Huizhou) Co. Ltd., a Chinese television manufacturer and distributor, pursuant to which the Company will design and sell TCL branded LCD/LED monitors from July 1, 2010 to June 30, 2013. There are no minimum purchase requirements in the agreement.

On April 1, 2012, we contracted with TCL Business System Technology (Huizhou) Co. Ltd. to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Business System Technology (Huizhou) Co. Ltd. The agreement will expire on April 1, 2015. TCL may terminate the contract if the Company fails to meet the sales targets as stated in the agreement. Brand licensing fees are to be paid to TCL based on sales. The Company was unable to meet the sales target for 2012 but TCL continued with the agreement.

On January 1, 2012, a sales and branding licensing agreement was signed between SGOCO (Fujian) and Shanghai Beida Founder Technology Computer Systems Co. Ltd. Shenzhen Branch. This agreement provided SGOCO the exclusive sales and distribution rights for Founder brand televisions in China for one year. There is no minimum sales target and the licensing fees will be paid to Founder based on sales. The Company did not generate any sales under this agreement in 2012. The agreement expired by year end of 2012. SGOCO uses its own trademark “SGOCO” for its televisions in China since then.

C. Regulation.

Chinese government subsidies

After the Sale of Honesty Group in November 2011, SGOCO was not eligible for further government grants and did not receive any government subsidiaries.

As a subsidiary of the Company prior to the Sale of Honesty Group, Guanke was granted subsidies by the Municipal Government of Jinjiang City due to its operation in the high and new technology business sector. For the years ended December 31, 2011, and 2010, the Company received grants of $1.0 million (RMB 6.3 million) and $1.2 million (RMB 7.9 million), respectively, from the PRC municipal government through Guanke. The grants were based on a research and development agreement between the Science & Technology Bureau of Jinjiang City and Guanke. Pursuant to the agreement, Guanke must use the grant for research and development of certain technologies applicable to LCD/LED products. The governmental agency has reviewed and accepted those technologies, and confirmed Guanke’s due performance of the agreement and proper use of the grant. The work-out technologies will be deemed as state-owned assets. However, Guanke has the right to use and operate them.

Fujian Province, in which Guanke is located, has been supportive of LCD/LED related industries by granting public financial grants to companies, universities, and academies. From 1991 to 2008, the Fujian provincial government approved 12 such grants to the LCD/LED monitor related industry, and eight of those grants have gone to companies.

Environmental

After the Sale of Honesty Group, SGOCO was not subject to environmental impact evaluation by the local Environmental Protection Bureau.

As a subsidiary of the Company prior to the Sale of Honesty Group, Guanke obtained approval on September 25, 2009 from Jinjiang Environmental Protection Bureau on the environmental impact evaluations for its current facilities in Guanke Technology Park. It is valid for four years. The approvals concluded that

1.	Guanke’s project is consistent with the national industrial policies; and

2.	by proper operation, management, and supervision, the construction and normal operation of the project will not create material negative impact on the environment.

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

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by the Foreign Currency Administration Rules (1996) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including distributing dividends, making interest payments, and engaging in trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to SAFE’s approval. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Under the Foreign Currency Administration Rules, foreign invested enterprises must complete the foreign exchange registration and obtain the registration certificate. SGOCO (Fujian) and Beijing SGOCO have complied with these requirements. The profit repatriated to us from SGOCO (Fujian) and Beijing SGOCO, however, are not subject to the approval of the foreign exchange authority, because it is a current account item transaction.

The value of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including U.S. Dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. Dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On June 19, 2010, the People’s Bank of China released a statement indicating that it would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the Renminbi’s value against the U.S. Dollar.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan or restricted share unit scheme offered by an offshore listed company to be filed with and approved by SAFE. A special bank account must be opened in the PRC to receive, and subsequently allocate to the participating PRC residents, the proceeds or dividends derived from such share option plan.

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1) The officer and director of SGOCO International is Mr. Burnette Or.

(2) SGOCO (Fujian) is one of SGOCO’s operational subsidiaries in the PRC. The officer is Mr. Burnette Or. The legal representative of SGOCO (Fujian) is Mr. Hong Cheng.

(3) Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Burnette Or. The legal representative of Beijing SGOCO is Mr. Qinghong Deng; and

(4) SGO is SGOCO’s operational subsidiary in the U.S. The officers and directors of SGO are Ms. Weiwei Shangguan and Mr. Burnette Or.

E. Property, plant and equipment.

After the Sale of Honesty Group in November 2011, SGOCO has no production facility but owns equipment used for research and development. It also owns vehicles and office equipment. Its principal office is located in Beijing. Its operating company is located in Hong Kong and Jinjiang, Fujian Province, China.

Until November 15, 2011, our principal manufacturing operations and headquarters were located at Guanke Technology Park, Jinjiang City, Fujian Province, China. Guanke Technology Park has a total area of over 242,811 square meters (approximately 60 acres), strategically located in Jinjiang’s new city center, 10 km from the Jinjiang airport.

On November 15, 2011, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% ownership interest in Honesty Group to Apex for $76 million in total consideration including the land, the manufacturing facility and majority of equipment. The SPA required that, for three years from the date of Sale of Honesty Group, it must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to completing the transaction unless otherwise directed by SGOCO. The SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offers to transfer such rights or interests to a third party.

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

Our financial statements are prepared in U.S. $ and according to accounting principles generally accepted in the U.S. See “Foreign Exchange Risk” below for information concerning the exchanges rates at which RMB were translated into U.S. Dollar at various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own-brands and distributing our branded products in the Chinese flat-panel display market. Our main products are LCD/LED monitors, TVs, and other application-specific products.

As of December 31, 2012, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO (Fujian). Our main focus is on developing branded LCD/LED products for sale to the Chinese flat-panel display market.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” “POVIZON,”“TCL,” and “Founder” to consumers residing in China’s Tier 3 and Tier 4 cities.

We are also developing and selling a number of application-specific display products (ASPs) customized for various niche markets and targeted primarily at institutional customers.

Currently, the majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

As part of our brand-building strategy, commencing from the beginning of 2009, we also sell to distributors under our SGOCO Image program.

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

Following the Sale of Honesty Group, we operate on a “light-asset” business model, which is marketing-driven with multiple brands. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong, local appeal;

2.	a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio; and

3.	a “light-asset” model that provides the flexibility to source from low-cost suppliers that meet our high quality standards.

By integrating these three elements and combining them with our SGOCO Image program, we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

1.	Sale of Honesty Group.

On November 15, 2011, the Company entered into a Sales and Purchase Agreement to sell its 100% ownership interest in Honesty Group to Apex for $76 million in total consideration. The Agreement was signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day.

The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

A Disposal Memo was signed by SGOCO Group, Ltd., SGOCO International (HK) Limited, Apex, and Honesty Group Holdings Limited on March 19, 2012. The reason was to confirm in writing that operational and management control was shifted (i.e., the disposal effective date of the Sale of Honesty Group) on November 30, 2011, and to confirm certain other details of the Sale of Honesty Group.

The consideration was paid in installments and was paid in full in May 2012.

Mr. Tin Man Or owns 100% of Sun Zone Investments Limited. As of the date of this Annual Report, Sun Zone owned approximately 54% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Mr. Burnette Or and Ms. Ming Suen Jorine Or are the son and daughter of Mr. Tin Man Or, respectively. Mr. Burnette Or and Mr. Tin Man Or are also directors of our company and Sun Zone Investments Limited.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s Board members or management (including Chairman and Chief Executive Officer (“CEO”) Mr. Burnette Or, Chief Financial Officer (“CFO”), Mr. David Xu, and Director Mr. Tin Man Or); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone Investments Limited.

Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. The Sale of Honesty Group allowed us to transition to a “light-asset” business model with greater flexibility and scalability. This model allows us to focus our operations on designing, branding, marketing and distributing LCD/LED products in China. Following the Sale of Honesty Group, the Company outsourced its manufacturing operations to Honesty Group.

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

3.	Currency Conversions. Our former PRC subsidiaries, Guanke, Guanwei and Guancheng maintained, and our current PRC subsidiaries, SGOCO(Fujian) and Beijing SGOCO, maintain their books and records in Renminbi, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.29 and RMB6.30 to $1.00 at December 31, 2012 and 2011, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2012, 2011, and 2010 were RMB6.31, RMB6.46, and RMB6.76 to $1.00, respectively.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included with this Annual Report which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Preparing financial statements in accordance with U.S. GAAP requires that our management make estimates and assumptions affecting:

1.	the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets;

2.	disclosure of contingent assets and liabilities as of the date of the financial statements; and

3.	the reported amounts of expenses during the periods covered.

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

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Accounts receivable and other receivables

Our management reviews the composition of receivables and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. In addition, known bad debts are written off against allowance for doubtful accounts when identified.

While we loosen credit terms for customers that have had long-term relationships with us, we also perform credit checks on new customers to determine their financial strength. Further, as a part of the allowance assessment process, our management reviews payment history.

The aforementioned procedures all rely on historical performance. However, historical results are not indicative of future collection performance, which may expose us to adjustments with a material impact on our financial performance.

Certain of our accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as we have not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2012 and 2011, the principal amount of such factored receivable included in accounts receivable, net and short-term loan in the accompanying consolidated balance sheets totaled $6.2 million and nil, respectively.

Fair value of financial instruments

We generally do not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks. However, certain financial instruments, such as warrants, which are denominated in U.S. Dollars, a currency other than RMB, our functional currency and therefore not considered as indexed to our own stock, are classified as derivative liabilities. Determining the fair value of derivative financial instruments involves judgment and the use of certain relevant assumptions including, but not limited to, interest-rate risk, credit risk, and equivalent volatility. The use of different assumptions could have a material effect on the estimated fair values.

Share-based compensation

We account for equity instruments issued in exchange for the receipt of goods or services from directors and consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

Equity instruments (i.e., the stock shares) were granted to employees on January 1, 2012 as one-time bonuses for the Company’s successful up-listing on the Nasdaq Global Market. Costs are measured at the fair value of the equity instruments granted at or close to the grant date.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2012 and 2011

Revenue

Our sales were $166.7 million for the year ended December 31, 2012, which decreased by $146.4 million, or 46.8% from $313.1 million in the year ended December 31, 2011. The decrease in sales revenue was primarily attributable to changed client mix, reduced sales volumes, and decreased average selling price of our display products due to increased competition in China’s general display market.

Sales revenue from our top ten customers was approximately $117.9 million, or 70.7% of the total sales for the year ended December 31, 2012, which compared with $222.3 million, or 71% of total sales generated from our top-ten customers for the year ended December 31, 2011. The top three customers for the year ended December 31, 2012 accounted for 37% of total sales in 2012. The top three customers in 2012 were also in the top-ten-customer list for the fiscal year of 2011. We concentrate our sales efforts in the 3rd and 4th tier cities to large local distributors that include state-owned enterprises, listed companies, and overseas trading companies. We choose our distributors based on selection criteria, which includes their local presence, distribution channels, working capital conditions, and the feasibility of building long-term relationships with the ones with which we are able to negotiate the most favorable terms.

The percentage of revenues from SGOCO brand, non-SGOCO brand and OEM and other electronic components for the years ended December 31, 2012 and 2011 are as follows:

	For the years ended December 31,
	2012	2011
SGOCO brand	70.6%	61.5%
Non-SGOCO brand and OEM	29.4%	32.0%
Other (electronic components)	-%	6.5%

Cost of goods sold

For the fiscal year ended December 31, 2012, cost of goods sold decreased by $125.2 million, or 44.8%, to $154.2 million from $279.4 million for the fiscal year ended December 31, 2011. The decrease in the cost of goods sold was mainly due to reduced sales volumes for our display products.

After the Sales of Honesty Group, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries, Guanke and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal year ended December 31, 2012 after the Sale of Honesty Group was $119.3 million as shown below:

Purchases from Guancheng	$10,661,723
Purchases from Guanke	22,728,793
Purchases from Jinjiang Guanke	523,867
Purchases from Guanwei	7,067,536
Purchases from Honesty Group	78,356,167
Total Purchases from Honesty Group and its subsidiaries	$119,338,086

Gross margin

Gross profit for the fiscal year ended December 31, 2012 was $12.5 million, a decrease of $21.3 million, or 63% from $33.7 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 7.5% for the year ended December 31, 2012 as compared to 10.8% for the previous fiscal year. Gross margin during 2012 was negatively impacted by the increased fees charged by Chinese authorities for recycling imported monitors, price decreases in monitors, and added costs for outsourcing manufacturing as we do not own any manufacturing facilities.

Because of our transition to a “light-asset” business model, the Company focuses on the sales and distribution of its own SGOCO brands and licensed TCL and Founder brands, which had 8.4% gross margin as compared to a 6.2% gross margin for OEM products for the fiscal year of 2012. The Company also focuses on selling more application-specific products with higher gross margins.

Selling expenses

During the year ended December 31, 2012, selling expenses were approximately $0.7 million, a decrease of $1.0 million, or 60.7%, down from $1.7 million in the comparable period of prior fiscal year.

The year-over-year decrease in selling expenses was primarily impacted by reduced sales volume and its related fees. Selling expenses include sales staff’s salary and benefits, transportation fees, customs duties, sales agent fees, SGOCO Image program expenses, etc.

General and administrative expenses

General and administrative expenses amounted to approximately $5.3 million for the year ended December 31, 2012, 7.9% lower than $5.8 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel and living expenses, entertainment, research and development and IT expenses, and similar costs.

Selling, general and administrative expenses for the fiscal year ended December 31, 2012 were $6.0 million, or 3.6% of total revenues, as compared with $7.5 million, or 2.4% of total revenues for the prior fiscal year. The percentage increase in selling, general and administrative expenses was mainly due to expenses of over $1.7 million in professional fees related to the Company’s Nasdaq trading halt and changing auditors in 2012.

Interest expense

Net interest expense was approximately $0.1 million for the fiscal year ended December 31, 2012, a decrease of $1.7 million, or approximately 97.1%, down from $1.8 million in the previous fiscal year. Interest expenses became minimal, because after the Sale of Honesty Group, SGOCO had eliminated all of its outstanding loans from banks except for account receivables sold with recourse to bank in Hong Kong and is operating on a virtually debt-free “light-asset” business model.

Income before income taxes

As a result of the foregoing factors including reduced sales and gross profit, income before taxes was $6.4 million for the year ended December 31, 2012, a decrease of $18.9 million, or 74.8% from $25.3 million for fiscal year of 2011.

Income taxes

Income tax was $2.2 million in fiscal year of 2012 as compared with $8.7 million for the fiscal year of 2011.

There were no significant income tax rate changes for any of the Company’s legal entities in 2012. Our PRC entities in 2012 and 2011 were subject to the statutory PRC enterprise income tax rate of 25%, except for Guanke which was granted a preferential tax rate of 12.5%. Excluding the tax effect from the Sale of Honesty Group, the non-taxable fair value change in warrant derivative liability and the expense incurred by our holding company incorporated in the Cayman Islands where there is no tax. Effective income tax rates were 25.1% and 13.6% in 2012 and 2011, respectively.

Net income

As a result of the various factors described above, net income for the year ended December 31, 2012 was $4.2 million, as compared to $16.6 million for 2011. The net income margins were 2.5% and 5.3% for the years ended December 31, 2012 and 2011, respectively. The lower margin in 2012 was primarily attributable to third-party expenses including one-time professional fees, increased fees charged by Chinese authorities for recycling imported monitors, price decreases in monitors, and reduction of gross margin through outsourcing manufacturing as we do not own any manufacturing facilities.

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

Changes in our top customers arose primarily as a result of our rapid growth during 2011. Additionally, our sales efforts were concentrated on the customers with which we were to negotiate the most favorable terms. As a result, our top customers are subject to change from period to period.

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

After the Sale of Honesty Group, cost of goods sold consists of the cost of finished products purchased from Guanke and other outsourced manufacturers or suppliers. No longer limited to a single manufacturing facility, we are now able to outsource our production to any low-cost manufacturers or suppliers able to provide quality products. This ability provides the potential to improve flexibility in sourcing products and to significantly reduce our capital expenditures, depreciation, labor costs and inventory positions.

The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal year ended December 31, 2011 after the Sale of Honesty Group was $25,079,563 with the following breakdowns:

Purchases from Guancheng	$12,108,970
Purchases from Guanke	10,705,567
Purchases from Jinjiang Guanke	255,580
Purchases from Honesty Group	2,009,446
Total Purchases from Honesty Group and its subsidiaries	$25,079,563

Gross margin

As a percentage of total sales, our overall gross margin was 10.8% for the year ended December 31, 2011 compared to 15.0% for the previous year. Gross margins during 2011 were negatively impacted by increased price competition and softening customer demand compared to 2010.

In response to margin pressure, we are trying to sell more application-specific products with higher gross margins. We intend to focus on our SGOCO owned and licensed brands, which have higher gross margins than OEM brands.

Selling expenses

During the year ended December 31, 2011, selling expenses were approximately $1.7 million, an increase of $1.0 million, or 142.8% from $0.7 million the year before.

Selling expenses include sales staff’s salary and benefits, transportation fees, customs duties, sales agent fees, marketing and promotion expenses, etc.

The increased selling expenses arose from the Company’s decision in 2011 to engage import and export companies to handle overseas sales. As a result, the Company experienced increases in customs duties and trading company agents’ fees.

General and administrative expenses

General and administrative expenses amounted to approximately $5.8 million for the year ended December 31, 2011, 9.4% lower than $6.4 million for the previous year.

General and administrative expenses include office staff’s salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel and living expenses, entertainment, research and development and IT expenses, and similar costs.

General and administrative expenses were lower in 2011 because in 2010 the Company incurred additional professional and other costs related to its Acquisition and up-listing its shares to the NASDAQ Stock Market.

Interest expense

Net interest expense was approximately $1.8 million for the year ended December 31, 2011, an increase of $0.9 million, from $0.9 million in the prior year. The increase was due to increased short-term loans from banks before the Sale of Honesty Group. After the Sale of Honesty Group, SGOCO had no outstanding loans from banks and interest expenses became minimal.

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

Inflation

According to the National Bureau of Statistics of China www.stats.gov.cn, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were an increase of 3.3%, an increase of 5.4%, and an increase of 2.6%, respectively.

We have not been materially affected by inflation in the past. But, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Analysis of Financial Condition

Comparison as of December 31, 2012 and December 31, 2011

Accounts Receivable

Accounts receivable increased to $59.4 million as of December 31, 2012, from $19.7 million as of December 31, 2011. The significant increase in accounts receivable was primarily attributed to our increased sales and marketing efforts during the fourth quarter in 2012 and loosened credit terms for customers. Accounts receivable on December 31, 2012 primarily represented the receivables of both SGOCO International and SGOCO (Fujian).

Our major customers are large well-established distributors and trading companies with relatively strong financial strength and credits. Careful monitoring of the credit quality of our customers enabled us to avoid experiencing any major losses in our accounts receivables.

Concentration of risks

Our operations are carried out in the PRC and its operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in government policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments that subject us to a concentration of credit risk consist of cash and accounts receivable. We maintain balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2012 and 2011, we had deposits, in excess of insured limits totaling $11.4 million and $0.5 million, respectively. We have not experienced any losses in such accounts and believes it is not exposed to any significant risks to the cash in its bank accounts.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Sales revenue from three major customers was $61.5 million, or approximately 37% of our total sales for the year ended December 31, 2012, with each customer individually accounting for 17%, 10% and 10% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2012. Our accounts receivable from these customers was approximately $19.4 million as of December 31, 2012.

Sales revenue from two major customers was $96.7 million approximately 31% of our total sales for the year ended December 31, 2011, with each customer individually accounting for 19% and 12% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2011. Our accounts receivable from these customers was approximately $6.4 million as of December 31, 2011.

Sales revenue from two major customers was $76.1 million approximately 35% of our total sales for the year ended December 31, 2010, with each customer individually accounting for 19% and 16% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2010. Our accounts receivable from these customers was approximately $24.8 million as of December 31, 2010.

One major vendor (Honesty Group) provided approximately 77% of total purchases by us during the year ended December 31, 2012. We had made advances of $9.4 million, rental deposit of $10,000 and owed $2.0 million accounts payable of this vendor as of December 31, 2012

One major vendor provided approximately 23% of total purchases by us during the year ended December 31, 2011. We had no accounts payable due to this vendor as of December 31, 2011.

One major vendor provided approximately 15% of total purchases by us during the year ended December 31, 2010.

Inventory

Inventory increased to $5.7 million as of December 31, 2012 from $1.9 million as of December 31, 2011. The significant increase in inventory was primarily due to the low level of inventory and purchases immediately after the Sale of Honesty Group and the high level of purchase orders from customers at the end of 2012.

Advances to suppliers

Advances to suppliers increased to $28.5 million as of December 31, 2012 from $4.6 million as of December 31, 2011. The increase in advances to suppliers was primarily due to higher deposits required from suppliers of finished goods as opposed to the deposits required from suppliers of raw materials before the Sale of Honesty Group.

Cash and cash equivalents

As of December 31, 2012, the Company held $11.5 million in cash and cash equivalents and $78.1 million in working capital. As of December 31, 2011, we had $0.5 million in unrestricted cash and $73.8 million in working capital. The current ratios were 3.86 as of December 31, 2012 and 7.57 as of December 31, 2011.

B. Liquidity and capital resources.

After the Sale of Honesty Group, SGOCO’s current asset position continues to increase while its capital expenditures and liabilities were reduced to a low level with the “light-asset” business model. The liquidity ratios of the Company continue to improve and capital requirements continue to decrease.

Revenue in 2012 decreased 46.8%. For the fiscal year of 2012, accounts receivable turnover was 4.2x (or an 87-day average collection period, or ACP), which compares with an accounts receivable turnover of 8.3x (or a 44-day average collection period, or ACP) from the prior fiscal year. The longer payment terms were largely due to the Company’s efforts in retaining quality distributors in the face of increased competition in China’s general display markets.

Our 2012 inventory turnover rate significantly improved to 40.6x (or 9 days on hand, or DOH) from 29.2x (or 13 days on hand) in 2011 and 17.3x (or 21 days DOH) in 2010. The improvement stemmed from the Company’s smaller position in inventory after the Sale of Honesty Group and better coordination between its sales and purchase departments after a revamping of its logistics system. The overall conversion cycle for accounts receivable and inventory days in 2012 were 96 days, which is within our targeted 80 to 100 days conversion cycle.

We will monitor the market situation closely and continue the strategy of preparing our suppliers to ensure the supply of products at relatively lower cost levels. As of December 31, 2012, we had 13 suppliers as compared to 5 suppliers as of December 31, 2011 that we had made advances to secure our products needs and to obtain favorable pricing. We will continue to closely manage these advances to balance the need for lower products cost and sufficient cash flow.

Costs of goods sold decreased in 2012 by 44.8%. However, at the same time we accelerated our accounts payable turnover to 18.5x (or 20 days average payment period) from 15.2x (or 24 days average payment period) in 2011. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality supplies of products.

As of December 31, 2012, we held $11.5 million in unrestricted cash and had working capital of $78.1 million. Our unrestricted cash consists of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within PRC, Hong Kong and the U.S. Our principal source of liquidity has been cash generated by our operations and the net proceeds received from the Sale of Honesty Group.

Our principal source of liquidity has been cash generated by our operations, borrowings, and the net proceeds received from the Sale of Honesty Group. In the past, we have received interest-free working capital loans from our major shareholder, Sun Zone Investments Limited (“Sun Zone”). As of December 31, 2011, we held $0.5 million in unrestricted cash and had working capital of $73.8 million. Our unrestricted cash consists of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within PRC, Hong Kong and the U.S.

Prior to the Sale of Honesty Group, our principal uses of cash were funding of working capital requirements and to scale up our manufacturing capacity through investments in equipment and construction. Our principal sources of cash have been from the credit facilities. We have in the past been able to renew our credit facilities. After the Sale of Honesty Group, SGOCO did not have any short-term loans or other loans from banks except for accounts receivables sold with recourse to banks in Hong Kong.

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

Debt

Pursuant to the Sale and Purchase Agreement, Apex assumed all debt of Honesty Group and its subsidiaries. After the Sale of Honesty Group, SGOCO did not have any short-term loans or other loans from banks except for accounts receivable sold with recourse to banks in Hong Kong.

At December 31, 2012, we had agreements with banks in Hong Kong under which we sell trade receivables with recourse, as follows:

Description	Principal Amount Outstanding	Interest Rate(s)	Expiration Date(s)

Agreements for sale of receivables	$6,230,342	1.8%-2.2%	March 5, 2013

As of December 31, 2012 and 2011, Sun Zone had loaned $160,000 and $48,958 to SGOCO International and SGOCO, respectively. The loans were for the purpose of SGOCO’s working capital needs, and were non-interest bearing, unsecured and payable on demand.

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

Related Party Transactions

During the year ended December 31, 2012 there were no related party transactions except the loan from Sun Zone for $208,958.

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

We are designing, engineering and testing several new products for future introduction based on market demand: e-Boards; All-In-One PC (PC integrated into LCD/LED monitor); internet TV (LCD/LED TV with web browsing capability); mobile internet devices such as tablet PCs; netbooks; multi-touch screen monitors; e-Readers; 3D LCD/LED TVs; LED-backlit monitors; and large-scale, multi-screen display systems for advertising, public announcement and other institutional uses.

We are also creating prototypes of our own LED backlight module to replace conventional CFL backlights in a new family of thin LCD/LED monitors. We also began work on developing a module design suitable for mass production on our existing tools. We have historically outsourced a significant portion of our product development to third-party design houses working on a project basis. This has allowed us to control engineering expenses and increase revenues on a larger base. Going forward, we anticipate bringing more of these critical engineering functions in-house.

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2012, 2011 and 2010 amounted to $244, $319 and $118, respectively.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2012, and their maturity profile:

	Payment Due by Period
US$’000	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$1,949	$1,949	$-	$-	$-
Short-term loans	6,230	6,230	-	-	-
Operating lease obligations
- Honesty Group(2)	403	105	161	137	-
- Other	311	211	100	-	-
Total	$8,893	$8,495	$261	$137	$-

(1)	The registered capital of SGOCO (Fujian) and Beijing SGOCO are $2,200 and $500, respectively. As of December 31, 2012, SGOCO International had paid capital of $450and $301 to SGOCO (Fujian) and Beijing SGOCO, respectively. SGOCO International is obligated to pay up the remaining capital contribution obligations within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, the Company rents from Honesty Group 3,000 square meters for office premises, warehouses and staff dormitory in Fujian at a monthly rent of $6 for a period of 1-7 years from July 1, 2011.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Burnette Or	46	Chief Executive Officer, President and Director
Tin Man Or	70	Director
Frank Wu	41	Director
Robert Eu	50	Director
John Chen	40	Director
Pik Yue Hon	39	Director
Yoann Normandeau	29	Director
David Xu	47	Chief Financial Officer

1 As of March 31, 2013

Burnette Or, Chairman of the Board, President and Chief Executive Officer. Mr. Burnette Or has been in his current positions since April 1, 2010. He is a seasoned IT entrepreneur with experience in sales, marketing, business development, investment and finance in China and the U.S. Mr. Or started his career in Hewlett Packard, later served as Chief Representative of the China region for Chuntex Electronics Co. (Taiwan), maker of “CTX” brand of LCD monitors. He holds Bachelors and Masters of Science degrees in electrical engineering from Oregon State University in the U.S.

Tin Man Or, Director. Mr. Tin Man Or has been a director since April 1, 2010. He has over 35 years of experience in the manufacturing industry. He has held the position of general manager for Hong Kong Dong Sheng Trading Co., Ltd., Hong Kong Di Gao Trading Co., Ltd., and Hong Kong Run Feng Group Co., Ltd. Mr. Or served as general manager of Honesty Group from 2005 to 2011. Mr. Or owns Sun Zone Investments Limited, the major shareholder of SGOCO Group, Ltd.

Frank Wu, Director. Mr. Frank Wu has been a director since April 1, 2010. He is currently Assistant General Manager of the Hubei Branch for Yingda Taihe Life Insurance Co. Prior to joining Yingda Taihe Life Insurance Co., Massachusetts Mutual Life Insurance’s joint venture in China, Mr. Wu served as General Manager and Financial Supervisor for Northern China for the Beijing Branch of Anbang Insurance Co. from 2006-2007, when he was responsible for financial affairs in the Beijing area. Mr. Wu holds a Bachelor of Arts degree in business management from Beifang Technology University.

Robert Eu, Director. Mr. Robert Eu has been a director since our inception in 2007. He was our Secretary and Chief Financial Officer until September 4, 2009. Mr. Eu is also Executive Director and Chairman of the Board of Directors of Eu Yan Sang International Limited, a trusted, global leading integrative healthcare and wellness company with a strong foundation in Traditional Chinese Medicine. Mr. Eu also serves as a board member of Top Tier Capital Partners, a private equity asset management firm.

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

John Chen, Director. Mr. John Chen has been a director since November 16, 2010. Since May 2004, Mr. Chen has served as the Chief Financial Officer and Director of General Steel Holdings, Inc., a NYSE listed company. From October 1997 until May 2003, Mr. Chen served as a Senior Accountant at Moore Stephens Frazer and Torbet, LLP. Mr. Chen is a California Certified Public Accountant and holds a Bachelor of Science degree in business administration and accounting from California State Polytechnic University, Pomona, California, USA.

Pik Yue Teresa Hon, Director. Ms. Teresa Hon has been a director since December 22, 2011. She is currently an independent consultant to the PC industry. From May 1998 to December 2010, she worked for Integrated Device Technology, Inc. where she eventually held the title of IC Design Manager. During her time with Integrated Device Technology, Inc. Ms. Hon developed and designed chips and other components in the PC clock industry. Ms. Hon holds a Bachelor of Science degree in electrical engineering from University of California, Davis, and a Master of Science in electrical engineering from Santa Clara University.

Yoann Normandeau, Director. Mr. Yoann Normandeau has been a director since February 21, 2012. Since 2010, Mr. Normandeau has specialized as an Immigration Lawyer for Ameri-Can International Capital Inc. In 2010, he served as an Apple Solutions Consultant for Apple Canada Inc. From 2008 to 2009 he worked for Me Patrice Leblanc as a Corporate Lawyer. Mr. Normandeau holds a L.L.B. Bachelor of Law and a B.A. in Management from Sherbrooke University, Canada. He also holds an MBA in International Management from Sherbrooke University and a Master Degree in Management from Goupe École Supérieure de Commerce et de Management, France. Mr. Normandeau is a member of the Quebec's Bar Association, Canada.

David Xu, Chief Financial Officer. Mr. David Xu’s career in finance and accounting spans over 20 years in both Asia and North America. His experience includes leading finance and risk management positions with General Electric, Zurich Insurance and Yum! Brands. His nearly 10 years in General Electric includes Six Sigma Black Belt experience leading large-scale strategic projects. Prior to joining SGOCO in May 2011, he served as CFO of China Maple Leaf Educational Systems and CFO of the World Bank IFC/CUNA Mutual Insurance joint venture company. Mr. Xu has also acted as an independent financial reporting consultant advising clients including Manulife Financial, Zurich Financial Services and TD Bank Financial Group. Mr. Xu holds an MBA in Corporate Finance from University of Illinois at Chicago and a Bachelor’s Degree in English and American Literature from Beijing Normal University.

B. Compensation.

The primary objectives of our compensation policies regarding executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions regarding our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our Board of Directors considers the growth of the Company, individual performance and market trends when setting individual compensation levels.

For the year ended December 31, 2012, the aggregate cash compensation paid to our executive officers were approximately $310,272. There were no bonus, ordinary shares and stock options granted for executive officers in 2012.

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

Shares Subject to 2010 Plan. Subject to adjustments under certain conditions, the maximum number of shares that may be delivered pursuant to awards under the 2010 Plan is equal to 7% of the aggregate number of shares outstanding from time-to-time.

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

Eligibility. The Administrator may grant equity compensation awards under the 2010 Plan only to those persons that the Administrator determines to be either an officer, employee, director of SGOCO or a consultant or advisor of SGOCO (each of the foregoing, an “Eligible Person”); provided, however, that incentive stock options may only be granted to an Eligible Person who is an employee of SGOCO. Notwithstanding the foregoing, a person who is otherwise an Eligible Person may participate in the 2010 Plan only if such participation would not compromise our ability to comply with applicable laws (including securities laws). A participant may, if otherwise eligible, be granted additional equity compensation awards if the Administrator so determines.

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

There were no awards granted under the 2010 Plan during the years ended December 31, 2011 and 2010, however, 207,000 ordinary shares were awarded in January 2012 to our independent directors, consultants and employees, and 80,000 ordinary shares were issued in March 2013 to our independent directors.

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

We will indemnify a senior executive officer for his or her losses based on or related to his or her acts and omissions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve the Company according to the employment agreement and the guidelines, policies and procedures of our Company approved periodically by our Board of Directors.

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

Subject to any provision to the contrary in the Articles, a director may be removed by:

1.	an ordinary resolution of the Members at any time before the expiration of his or her period of office notwithstanding anything in the Articles or in any agreement between the Company and such director (but without prejudice to any claim for damages under any such agreement); or

2.	a two-thirds vote of the Board of Directors, if such removal is for cause at any time before the expiration of his or her period of office notwithstanding anything in the Articles or in any agreement between the Company and such director (but without prejudice to any claim for damages under any such agreement).

The office of a director shall be vacated if the director:

1.	resigns his or her office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

2.	becomes of unsound mind or dies;

3.	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his or her office be vacated;

4.	becomes bankrupt or has a receiving order made against him or her, or suspends payment to or settle with his or her creditors;

5.	is prohibited by law from being a director; or

6.	ceases to be a director by virtue of any provision of law of the Cayman Islands or is removed from office pursuant to the Company’s Articles.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Ms. Hon and Messrs. Wu, Chen, Eu and Normandeau meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

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

D. Employees.

Connected with the Sale of Honesty Group, only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were transferred to SGOCO (Fujian) and Beijing SGOCO. As a result, the number of our full-time employees decreased from approximately 630 as of December 31, 2010 to 83 as of December 31, 2012. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing LCD/LED products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of March 31, 2013, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2013 by the sum of 17,545,356, being the number of ordinary shares issued and outstanding as of as of March 31, 2013, plus the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2013. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Tin Man Or (1)	9,440,000	53.8%
Burnette Or	—	—
Robert Eu (2)	388,111	2.2%
Frank Wu	20,000	*
John Chen	40,000	*
Pik Yue Hon	20,000	*
Yoann Normandeau	20,000	*
David Xu	—	—
Principal Shareholders
Sze Kit Ting	2,860,000	16.3%
Shuk Yu Wong (3)	1,000,000	5.7%
Ming Suen Jorine Or (4)	1,000,000	5.7%

“*” Indicates less than 1%

(1)	The shares listed in the table are held by Sun Zone Investments Limited, a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by Mr. Tin Man Or, father of Mr. Burnette Or in connection with the Acquisition, both are directors of Sun Zone Investments Limited.

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

As of March 31, 2013, we had 17,545,356 ordinary shares issued and outstanding. To our knowledge, as of such date, we had at least 11 record holders of our shares located in the U.S. that held an aggregate of 1,842,659 ordinary shares. The number of beneficial owners of our ordinary shares in the U.S. is likely to be much larger than the number of Holders of record of our ordinary shares in the U.S.

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

Before 2011, Honesty Group has conducted business with Mosview and BORO in the ordinary course of business. Mosview is an electronics trading company. We sold products to Mosview and purchased panels from Mosview. BORO is a manufacturing enterprise and a wholesale trader. We sold products to BORO, but did not purchase materials from BORO. The related-party information regarding this relationship is set forth in Note 17 in the Notes to Consolidated Financial Statements.

In the past, we and BORO provided working capital loans to each other. The loans were all interest-free demand loans and were not formalized in written documents. We utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. We provided BORO with such loans in prior periods as BORO was a significant customer of SGOCO.

The Company’s shareholder, Sun Zone, loaned $0.2 million to us for our cash flow purposes as of December 31, 2012. The loan is non-interest bearing, unsecured, and payable on demand.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits based on PRC accounting standards and regulations. Our Chinese subsidiaries, SGOCO (Fujian) and Beijing SGOCO, are also required to withhold at least 10% of their after-tax profit based on China’s accounting standards each year as their general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

The Board of Directors of our PRC subsidiary, which is a wholly foreign owned enterprise, has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise. If the Board decides to pay dividends in the future, these restrictions may impede our ability to pay dividends and/or the amount of dividends we could pay. In addition, if the Chinese subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our Board of Directors has discretion to pay dividends. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares were listed on the NASDAQ Global Market under the symbol “SGOC” from December 20, 2010 until February 17, 2012. On February 21, 2012, our ordinary shares began trading on the NASDAQ Capital Market. On May 16, 2012 NASDAQ halted trading in our ordinary shares. On June 1, 2012, we received a deficiency letter from NASDAQ stating that we were not in compliance with the continued listing requirement that we timely file periodic reports with the SEC. On September 11, 2012, our ordinary shares resumed trading on the NASDAQ Capital Market.

Our warrants were quoted on the OTC Bulletin Board under the symbol SGTWF through June 1, 2012 and thereafter were quoted on the OTC Pink Market. FINRA delisted our warrants from the OTC Bulletin Board effective June 1, 2012 due to our failure to timely file the prior Annual Report. Our ordinary shares, warrants, and units were previously traded on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consisted of one ordinary share and one warrant. Our ordinary shares and warrants commenced to trade separately on April 9, 2008.

The following table sets forth, for the calendar months, quarters and years indicated, the monthly, quarterly and annual high and low market prices for our ordinary shares, warrants and units as reported on the NASDAQ Stock Market or OTC Bulletin Board, as applicable. Over-the-counter market quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High	Low
2012	$	N/A	$	N/A	$3.78	$0.61	$0.20	$0.01
2011	$	N/A	$	N/A	$6.88	$1.25	$0.75	$0.10
2010		$9.25		$7.00	$8.00	$4.50	$1.15	$0.18
2009		$9.50		$7.00	$7.98	$7.00	$0.65	$0.05
2008		$8.15		$6.50	$7.37	$6.12	$0.85	$0.13

Quarterly Highs and Lows	High		Low		High	Low	High	Low
2012
Fourth Quarter	$	N/A	$	N/A	$2.30	$0.75	$0.02	$0.02
Third Quarter	$	N/A	$	N/A	$2.38	$0.86	$0.05	$0.01
Second Quarter	$	N/A	$	N/A	$3.78	$0.61	$0.20	$0.05
First Quarter	$	N/A	$	N/A	$1.36	$0.65	$0.11	$0.11
2011
Fourth Quarter	$	N/A	$	N/A	$3.44	$1.25	$0.12	$0.10
Third Quarter	$	N/A	$	N/A	$4.83	$1.94	$0.35	$0.14
Second Quarter	$	N/A	$	N/A	$6.88	$1.76	$0.75	$0.10
First Quarter	$	N/A	$	N/A	$5.25	$3.36	$0.30	$0.25
2010
Fourth Quarter	$	N/A	$	N/A	$8.00	$4.50	$1.00	$0.30
Third Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.00	$0.59
Second Quarter	$	N/A	$	N/A	$8.00	$6.25	$1.15	$0.59
First Quarter		$9.25		$7.00	$8.00	$6.25	$1.02	$0.34

Monthly Highs and Lows	High		Low		High	Low	High	Low
March 2013	$	N/A	$	N/A	$1.46	$1.00	$0.02	$0.02
February 2013	$	N/A	$	N/A	$1.38	$1.13	$0.02	$0.02
January 2013	$	N/A	$	N/A	$1.46	$1.12	$0.03	$0.02
December 2012	$	N/A	$	N/A	$2.06	$0.91	$0.02	$0.02
November 2012	$	N/A	$	N/A	$2.30	$0.79	$0.02	$0.02
October 2012	$	N/A	$	N/A	$1.15	$0.75	$0.02	$0.02

The Company’s warrants are now quoted on the OTC Pink Market. As a result, the market for the warrants is sporadic and limited and may not reflect their true value or any value at all.

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

E. Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in or ownership of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences regarding investing investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within Cayman Islands. The Cayman Islands is not party to any double-tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If the PRC tax authorities determine that SGOCO is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, SGOCO may be subject to enterprise income tax at a rate of 25% on SGOCO’s worldwide taxable income and PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both SGOCO and SGOCO International are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiary to SGOCO International and from SGOCO International to SGOCO would be exempt from PRC tax.

If SGOCO were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that SGOCO receives from its PRC operating subsidiary (assuming such dividends were considered sourced within the PRC):

1.	may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion regarding Taxes on Income (the “PRC — Hong Kong Tax Treaty”) were applicable; or

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

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

1.	an individual citizen or resident of the U.S.;

2.	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the U.S., any state thereof or the District of Columbia;

3.	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

4.	a trust if:

a)	a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular Holder of our shares based on such Holder’s individual circumstances. In particular, this discussion considers only Holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to Holders that are subject to special rules, including:

1.	financial institutions or financial services entities;

2.	broker-dealers;

3.	taxpayers who have elected mark-to-market accounting;

4.	tax-exempt entities;

5.	governments or agencies or instrumentalities thereof;

6.	insurance companies;

7.	regulated investment companies;

8.	real estate investment trusts;

9.	certain expatriates or former long-term residents of the U.S.;

10.	persons that actually or constructively own 5% or more of our voting shares;

11.	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

12.	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

13.	persons whose functional currency is not the U.S. Dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) regarding our shares and any consideration received (or deemed received) by a Holder connected with selling or other disposition of such shares will be in U.S. Dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

Regarding non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that:

1.	our ordinary shares are readily tradable on an established securities market in the U.S. or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion regarding Taxes on Income, or the “U.S.-PRC Tax Treaty;”

2.	we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year; and

3.	certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the U.S. only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market but do not include the OTC Bulletin Board.

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

The composition of our passive assets during 2008 and 2009, largely consisted of cash and other investment assets. The composition of our passive income in such periods largely consisted of interest. Therefore, it is likely that we qualified as a PFIC regarding our 2008 and 2009 taxable years.

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2012, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2011 and 2012.

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

Under these rules:

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

A determination as to our PFIC status will be made annually. But, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime regarding such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. But, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the Holder makes a purging election, and pays the tax and interest charge regarding the gain inherent in such shares attributable to the pre-QEF election period.

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

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively in connection with the non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Holder maintains in the U.S.).

In addition, a non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares, unless such gain is effectively in connection with its conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Holder maintains in the U.S.) or the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively in connection with the non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the U.S.) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who:

1.	fails to provide an accurate taxpayer identification number;
2.	is notified by the IRS that backup withholding is required; or
3.	in certain circumstances, fails to comply with applicable certification requirements.

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

For taxable years beginning after March 18, 2010, individual U.S. Holders may be required to report ownership of our ordinary shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if: (1) the ordinary shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution”; or (2) the ordinary shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds $50,000 during a taxable year.

For clarification, this reporting requirement should not apply to ordinary shares held in an account with a U.S. brokerage firm. Not complying with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply. U.S. Holders of our ordinary shares are advised to consult with their own tax advisors concerning all such reporting requirements.

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

The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO Mr. Burnette Or and CFO Mr. David Xu, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making its assessment of the effectiveness of our internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our evaluation, our principal executive officer and principal financial officer have concluded that our internal controls over financial reporting were not effective as of December 31, 2012.

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

SGOCO has taken and will further take measures to remediate the material weakness and significant deficiencies by:

1.	seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	continuing the engagement of an external consultant to help SGOCO evaluate and implement appropriate policies and procedures to further improve SGOCO’s risk management and internal control systems over financial reporting; and

3.	providing further training to SGOCO’s finance staff to enhance their understanding of SGOCO’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control.

Management believes that these actions will increase SGOCO’s ability to improve its internal control over financial reporting. The goal is to achieve full compliance with Section 404 of the Sarbanes-Oxley Act. Consequently, SGOCO is strengthening its controls and procedures in order to eliminate any inadvertent errors, deficiencies and deviations that can appear in the normal course of business and achieve full compliance with Section 404 of the Sarbanes-Oxley Act. However, the effectiveness of these remediation efforts will not be known until we perform a test of controls in connection with the internal controls over financial reporting that we will undertake as of December 31, 2013.

During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Changes in internal control over financial reporting

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2011, management identified that in our internal control over financial reporting there was a lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, and concluded that to meet the requirements of being a U.S. public company, SGOCO needs to increase its qualified internal control personnel and enhance its supervision, monitoring and review of the financial statements preparation processes.

SGOCO has taken some significant measures in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. These measures include:

1.   on August 30, 2012, contracted with a leading US internal control consulting firm to conduct internal control review especially related to non-routine significant transactions; the firm has provided detailed analysis and recommendations for non-routine significant transactions ;

2.   starting from the fourth quarter of 2012, engaged an external financial reporting consultant to help SGOCO evaluate and implement appropriate policies and procedures to improve SGOCO’s risk management and internal control systems over financial reporting; the financial reporting consultant has also reviewed all detailed reporting processes, financial systems, and accounting treatments and provided hands-on support and recommendations for quarterly and annual financial reporting, analysis and disclosures;

3.   finance manager in charge of U.S. GAAP reporting provided training including U.S. GAAP accounting and internal control to local finance staff to enhance their understanding of SGOCO’s financial consolidation and reporting policies and procedures; and

4.   streamlined the financial reporting processes and established financial reporting schedule and checklists, data collection plan and reporting and analysis reviews by different levels of staff to ensure accurate, timely and comprehensive financial reporting and disclosures.

Management believes that these actions have increased SGOCO’s ability to improve its internal control over financial reporting. However, we still require more qualified accounting personnel and the current on-site accounting staff requires further training so as to meet with the higher demands necessary to fulfill the requirements of U.S. GAAP-based reporting and SEC rules and regulations. During 2013, we intend to take the remediation measures mentioned above in order to further enhance the reliability of the financial information produced by SGOCO.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2012 and 2011.

	2012	2011
Audit Fee	$642,512	$332,907
Audit-Related Fees	$-	$14,823
Total	$642,512	$347,730

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. The 2012 fees include the Company’s 2011 annual audit fees paid to both previous and current principal external independent registered public accounting firms due to change of the auditors in the year.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There are no further changes to the disclosures previously reported in the Company’s Annual Report for the year ended December 31, 2011 on Form 20-F filed with the SEC on August 30, 2012, with respect to changes in the Company’s independent accountants.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9*	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd.

2.10*	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd.

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.5	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited

15.2*	Consent of Frazer Frost LLP

15.3	Letter dated August 24, 2012 of Grant Thornton, China as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 15.3 to the Company’s Form 20-F (file No. 001-35016) filed August 30, 2013).

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: April 19, 2013	By:	/s/ Burnette Or
Name: Burnette Or
Title: President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income and other comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of the Company and subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China
April 19, 2013

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

/s/ Frazer Frost, LLP

Brea, California
April 28, 2011

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands except share and per share data)

	2012	2011
ASSETS
CURRENT ASSETS
Cash	11,548	535
Accounts receivable, net	59,355	19,680
Other receivables and prepayments	169	757
Consideration receivable from Sale of Honesty Group	-	57,478
Inventories	5,725	1,864
Advances to suppliers	28,511	4,609
Other current assets	78	60
Total current assets	105,386	84,983

PLANT AND EQUIPMENT, NET	261	218

Total assets	105,647	85,201

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	6,230	-
Accounts payable, trade	12,038	4,609
Accrued liabilities	156	353
Short-term loan - shareholder	209	209
Other payables	379	344
Customer deposits	1,155	153
Taxes payable	7,147	5,552
Total current liabilities	27,314	11,220

OTHER LIABILITIES
Warrant derivative liability	18	93

Total liabilities	27,332	11,313

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2012 and December 31, 2011	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,465,356 and 17,258,356 shares issued and outstanding as of December 31, 2012 and 2011, respectively	17	17
Paid-in-capital	24,828	24,555
Statutory reserves	401	54
Retained earnings	53,044	49,178
Accumulated other comprehensive income	25	84
Total shareholders' equity	78,315	73,888

Total liabilities and shareholders' equity	105,647	85,201

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands except share and per share data)

	2012	2011	2010
REVENUES:
Revenues	166,701	313,136	204,683
Revenues - related parties	-	-	12,618
Total revenues	166,701	313,136	217,301

COST OF GOODS SOLD:
Cost of goods sold	154,221	279,399	174,316
Cost of goods sold - related parties	-	-	10,286
Total cost of goods sold	154,221	279,399	184,602

GROSS PROFIT	12,480	33,737	32,699

OPERATING EXPENSES:
Selling expenses	670	1,706	700
General and administrative expenses	5,322	5,779	6,443
Total operating expenses	5,992	7,485	7,143

INCOME FROM OPERATIONS	6,488	26,252	25,556

OTHER INCOME (EXPENSES):
Interest income	8	288	90
Interest expense	(61)	(2,074)	(1,021)
Other income (expense), net	(130)	(248)	(892)
Change in fair value of warrant derivative liability	75	925	(287)
Gain from disposal of subsidiaries	-	127	-
Total other expenses, net	(108)	(982)	(2,110)

INCOME BEFORE PROVISION FOR INCOME TAXES	6,380	25,270	23,446

PROVISION FOR INCOME TAXES	2,167	8,651	3,514
NET INCOME	4,213	16,619	19,932

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(59)	84	1,772
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	(3,815)	-

COMPREHENSIVE INCOME	4,154	12,888	21,704

EARNINGS PER SHARE:
Basic	0.25	1.03	2.13
Diluted	0.25	1.02	1.86

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,059,575	16,086,598	9,354,186
Diluted	17,059,575	16,288,242	10,705,957

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In thousands except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, January 1, 2010	14,300,000	14	17,264	1,287	11,394	2,043	32,002
Shares issued for recapitalization	1,027,933	1	4,502	-	-	-	4,503
Shares placed in escrow	766,823	1	-	-	-	-	1
Shareholder contribution	-	-	367	-	-	-	367
Shares issued for secondary offering	1,333,333	1	5,293	-	-	-	5,294
Reclassification of warrants to derivative liabilities	-	-	(1,244)	-	-	-	(1,244)
Reclassification of put options to derivative liabilities (Note 13)	-	-	(2,000)	-	-	-	(2,000)
Net income	-	-	-	-	19,932	-	19,932
Appropriations to statutory reserves	-	-	-	2,274	(2,274)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,772	1,772
BALANCE, December 31, 2010	17,428,089	17	24,182	3,561	29,052	3,815	60,627
Shares issued for exercise of over allotment related to secondary offering	80,267	-	373	-	-	-	373
Shares repurchased and cancelled pursuant to the Put Option (Note 13)	(250,000)	-	-	-	-	-	-
Net income	-	-	-	-	16,619	-	16,619
Appropriations to statutory reserves	-	-	-	2,131	(2,131)	-	-
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	-	-	-	-	(3,815)	(3,815)
Reclassification of statutory reserves upon disposal of subsidiaries	-	-	-	(5,638)	5,638	-	-
Foreign currency translation adjustment	-	-	-	-		84	84
BALANCE, December 31, 2011	17,258,356	17	24,555	54	49,178	84	73,888
Shares issued for equity compensation plan	207,000	-	273	-	-	-	273
Net income	-	-	-	-	4,213	-	4,213
Appropriations to statutory reserves	-	-	-	347	(347)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(59)	(59)
BALANCE, December 31, 2012	17,465,356	17	24,828	401	53,044	25	78,315

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,213	16,619	19,932
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	69	1,369	1,506
Amortization	-	91	105
Bad debt provision	-	191	1,947
Change in fair value of warrant derivative liability	(75)	(925)	287
Share-based compensation expenses	273	-	-
Gain from disposal of subsidiaries	-	(127)	-
Change in operating assets
Accounts receivable, trade	(39,496)	(19,428)	(37,510)
Accounts receivable - related parties	-	50	(48)
Other receivables and prepayments	587	(7,988)	(262)
Inventories	34,557	1,160	(12,814)
Advances to suppliers	(23,797)	(101,731)	(10,681)
Advances to suppliers-related party	-	-	9,027
Other current assets	(16)	(12)	259
Change in operating liabilities
Accounts payable, trade	7,390	31,772	27,638
Accrued liabilities	(198)	390	(130)
Other payables	34	9,789	(1,542)
Other payables - related parties	-	-	(235)
Customer deposits	997	5,544	2,735
Customer deposits - related parties	-	-	(338)
Taxes payable	1,575	5,008	1,604
Net cash (used in) provided by operating activities	(13,887)	(58,228)	1,480

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of $3,440	18,734	(2,226)	-
Purchase of equipment and construction-in-progress	(106)	(1,021)	(3,564)
Purchase of intangible assets	-	(2)	(6)
Proceeds from the disposal of plant and equipment and intangible assets	-	2	-
Cash received from legal acquirer	-	-	6
Net cash provided by (used in) investing activities	18,628	(3,247))	(3,564))

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010 - Continued

(In thousands)

	2012	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	(19,413)	(731)
Proceeds from bank overdrafts	-	7,304	10,350
Payments on bank overdrafts	-	(7,539)	(9,618)
Notes payable	-	40,899	6,824
Proceeds from government	-	-	1,163
Proceeds from short-term loan	6,230	102,258	30,512
Payments on short-term loan	-	(81,516)	(32,056)
Shareholder contribution	-	-	367
Proceeds from shareholder loan	-	-	2,545
Payments on shareholder loan	-	(2,336)	-
Proceeds from recapitalization	-	-	5,388
Payments of recapitalization cost	-	-	(666)
Repayments on shareholder promissory notes	-	-	(100)
Proceeds from shares issuance	-	-	5,595
Payments of financing costs	-	-	(300)
Payments on repurchase of shares pursuant to Put Option	-	(2,000)	-
Payments on repurchase of warrants	-	(512)	-
Shares issued for exercise of over allotment related to secondary offering	-	373	-
Net cash provided by (used in) financing activities	6,230	37,518	19,273

EFFECT OF EXCHANGE RATE ON CASH	42	998	497

INCREASE (DECREASE) IN CASH	11,013	(22,959)	17,686

CASH, beginning of year	535	23,494	5,808

CASH, end of year	11,548	535	23,494

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	61	2,074	1,021
Cash paid for income taxes	575	4,051	1,986

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Settlement of consideration receivable – received in finished goods	38,397	8,925	-
Settlement of consideration receivable offset against
- Purchase deposits to Honesty Group	-	(1,772)	-
- Payable to Honesty Group	-	10,156	-
Consideration receivable from the Sale of Honesty Group	-	57,478	-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “we”, “our” or “us”) was incorporated under Cayman Islands’ law on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the PRC through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008. On March 12, 2010, the Company completed a share-exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and Honesty Group became a wholly-owned subsidiary of the Company (the “Acquisition”). On the closing date, the Company issued 14,300,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group. Prior to the share-exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding. After the share-exchange transaction, the Company had 16,094,756 ordinary shares issued and outstanding.

The share-exchange transaction was accounted for as reorganization and recapitalization of Honesty Group. As a result, the consolidated financial statements of the Company (the legal acquirer) were, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share-exchange transaction. There was no gain or loss recognized based on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. It directly owns 100% of Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei (Fujian) Electron Technological Co., Ltd. (“Guanwei”), and Guancheng (Fujian) Electron Technological Industry Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the PRC, which were primary engaged in manufacturing LCD consumer products including LCD PC monitors, LCD TVs, LED back-light modules and application-specific LCD systems. Prior to the Sale of Honesty Group in November 2011, Guanke was the main operating entity of the Company and manufactured the LCD products for the Company’s distribution.

SGOCO International (HK) Limited, a limited liability company registered in Hong Kong, or “SGOCO International,” is a wholly owned subsidiary of SGOCO.

On February 22, 2011, SGO Corporation (“SGO”) was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded for the purpose of marketing, sales and distribution of SGOCO’s high quality LCD/LED products in America. SGO commenced sales in June 2012.

On July 28, 2011, SGOCO (Fujian) Electronic Co., Ltd. (“SGOCO (Fujian)”), a limited liability company under the laws of the PRC was established by SGOCO International for the purpose of conducting LCD/LED monitor and TV product-related design, brand development and distribution.

On November 15, 2011, the Company entered into a Sale and Purchase Agreement (“SPA”) to sell its 100% ownership interest in Honesty Group to Apex for $76,000 in total consideration. Prior to the transaction, Honesty Group transferred contracts and assets essential to the Company’s product research and development, branding and distribution to SGOCO International, a wholly-owned subsidiary of the Company established in July 2011, and its PRC operating subsidiary, SGOCO (Fujian). Through these transactions, the Company aims to transition SGOCO from a heavy-asset business model to a “light-asset” business model with greater flexibility and scalability.

Following the Sale of Honesty Group, the Company has outsourced its manufacturing operations to Honesty Group and other suppliers. The decision to outsource will not eliminate the related operations and cash flows from the ongoing operations of the Company. The Company ceased consolidating the financial statements of Honesty Group. Honesty Group is now a third-party supplier to the Company and the Company does not have any significant benefits or liability from the operating results of Honesty Group except the normal risk with any major vendor. Management has performed an analysis and concluded Honesty Group is not a VIE as of the reporting date.

Pursuant to the Sale and Purchase Agreement, Apex assumed the Company’s obligations to pay up the remaining capital of $8,750 in Guanwei and to pay the remaining balance of approximately $14,000 of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. There can be no assurances that Chinese governmental authorities will not assert an obligation of SGOCO to pay the unpaid capital into Guanwei or the remaining investment in Guanke Technology Park, if Apex fails to do so.

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

Pursuant to the Sale and Purchase Agreement, the $76,000 in total consideration was to be paid in installments over a period of five months. As of May 31, 2012, the company received the full amount of the consideration, of which:

-	cash of $1,213 was received before December 31, 2011;
-	cash of $18,734 was received after December 31, 2011;
-	purchase deposits paid to Honesty Group of $1,772 and payables to Honesty Group of $10,156 at the time of disposal were offset;
-	goods of $8,925 were received before December 31, 2011; and
-	goods of $38,397 were received after December 31, 2011.

The accounting gain from the disposal of Honesty Group was $127 based on the disposal date of November 30, 2011 when management deemed SGOCO lost operating control over Honesty Group and its subsidiaries.

Following the Sale of Honesty Group, Honesty Group remained a major manufacturer of the Company’s products.

On December 26, 2011, SGOCO International established a wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd. (“Beijing SGOCO”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

The Company has relocated its corporate headquarters from Jinjiang City, Fujian Province to Beijing, China and focused on building out its institutional sales and distribution network with particular emphasis on the high-margin application-specific products.

The Company is focused on designing innovative products and developing its own-brands for sale in the Chinese flat-panel display market. Its main products are LCD/LED monitors, TVs and other application-specific products. The Company intends to offer high quality LCD/LED products under brands that it controls and licenses such as “SGOCO”, “No. 10,” “POVIZON,” “TCL,” and “Founder” to consumers residing in China’s Tier 3 and Tier 4 cities. The company is also distributing the LCD/LED products to the international markets. During the years ended 31 December, 2012, 2011 and 2010, the company derived net revenue of $3,588, nil and nil from sales of TCL brand products. No sales were earned from “Founder” brand products during the 3 years ended December 31, 2012.

On April 1, 2012, we contracted with TCL Business System Technology (Huizhou) Co. Ltd. to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Business System Technology (Huizhou) Co. Ltd. The agreement will expire on April 1, 2015. TCL may terminate the contract if the Company fails to meet the sales targets as stated in the agreement. Brand licensing fees are to be paid to TCL based on sales. The Company was unable to meet the sales target for 2012 but TCL continued with the agreement.

On January 1, 2012, a sales and branding licensing agreement was signed between SGOCO (Fujian) and Shanghai Beida Founder Technology Computer Systems Co. Ltd. Shenzhen Branch. This agreement provided SGOCO the exclusive sales and distribution rights for Founder brand televisions in China for one year. There is no minimum sales target and the licensing fees will be paid to Founder based on sales. The Company did not generate any sales under this agreement in 2012. The agreement expired by year end of 2012. SGOCO uses its own trademark “SGOCO” for its televisions in China since then.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. All material intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2012:

	Place incorporated	Ownership percentage
SGOCO	Cayman Island	Parent Company
SGOCO International	Hong Kong	100%
SGOCO (Fujian)	Jinjiang City, China	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring using management’s estimates and assumptions relate to the collectability of its receivables and the fair value and accounting treatment of certain financial instruments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S.

Accounts receivable, trade and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of March 31, 2013, 77% accounts receivable aged over 90 days from December 31, 2012 had been collected. Management believes that the remaining accounts receivable are collectable. As of December 31, 2012 and 2011, there was no allowance for uncollectible accounts receivable.

Certain of the Company’s accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as the Company has not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2012 and 2011, the principal amount of such factored receivable included in accounts receivable, net and short-term loan in the accompanying consolidated balance sheets totaled $6.2 million and nil, respectively.

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

Estimated Useful Life
Leasehold improvements	Over the lease term
Machinery equipment	5-10 years
Vehicles and office equipment	5 years

Government grants

The Company was entitled to receive grants from the PRC municipal government due to its operation in the high and new technology business sector before disposal of Honesty Group. For the years ended December 31, 2012, 2011 and 2010, the Company received grants of nil, $973, and $1,193, respectively, from the PRC municipal government. Grants received from the PRC municipal government in 2010 could be used for enterprise development and technology innovation purposes. The government grants received during the 2010 were recognized in the accompanying consolidated balance sheets as a reduction of cost of the assets acquired and buildings constructed. The grants that the Company received in 2011 did not have specific requirement of usage or other condition, and they were recorded as other income upon receipt.

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of December 31, 2012 and 2011, management believes there was no impairment of long-lived assets.

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

Prior to the Acquisition, warrants issued were treated as equity. As a result of the Acquisition, the derivative was no longer provided equity treatment because the strike price of the warrants is denominated in U.S. Dollars, a currency other than the Company’s functional currency which is the Chinese Renminbi (“RMB”). Therefore, warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. The Company reclassified the fair value of these warrants, which have the dual-indexed feature, from equity to liability.

The Company accounts for the put option agreement in accordance with the accounting standards regarding certain financial instruments with characteristics of both liabilities and equity. The put option agreement obligated the Company to purchase such shares. As the result, the Company treated the put option as a liability.

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable and payable, other receivables and payables, advance to Honesty Group, advances to suppliers, short-term loans, and customer deposits.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2012	Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Warrant derivative liability	$18	$12	$6	$-

	Carrying Value at December 31, 2011	Fair Value Measurement at December 31, 2011
		Level 1	Level 2	Level 3
Warrant derivative liability	$93	$63	$30	$-

A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the year ended December 31, 2012, is provided in Note 11.

As of December 31, 2012 and 2011, there was no asset or liability measured at fair value on a non-recurring basis.

Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of foreign currency translation adjustments net of realization of foreign currency translation gain relating to disposal of subsidiaries.

Revenue recognition

The Company’s revenue recognition policies are consistent with the accounting standards. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is completed. Payments received before all of the relevant criteria for revenue recognition are met are recorded as customer deposits. Generally, our outsourced manufacturers are obligated to provide at least one-year repair or replacement obligation. Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There were no sales returns during the years ended December 31, 2012, 2011 and 2010.

Income taxes

The Company accounts for income taxes in accordance with the accounting standard issued by the Financial Accounting Standard Board (“FASB”) for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized. There was no deferred tax amount as of December 31, 2012 and 2011.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. No material penalties or interest relating to income taxes have been incurred during the years ended December 31, 2012, 2011 and 2010. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

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

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the statements of income on a straight-line basis over the lease periods.

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred for the years ended December 31, 2012, 2011 and 2010.

Shipping and handling

Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2012, 2011 and 2010, amounted to $327, $392 and $334, respectively.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2012, 2011 and 2010 amounted to $244, $319 and $118, respectively.

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

Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from directors and consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

Equity instruments (i.e., the stock shares) were granted to employees on January 1, 2012 as one-time bonuses for the Company’s successful up-listing on the Nasdaq Global Market. Costs are measured at the fair value of the equity instruments granted at or close to the grant date.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company and its PRC subsidiaries is the RMB. The functional currency of its Hong Kong subsidiary SGOCO International is the U.S. Dollar. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated at RMB6.29 and RMB6.30 to $1.00 at December 31, 2012 and 2011, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2012, 2011 and 2010 were RMB6.31, RMB6.46 and RMB6.76 to $1.00, respectively.

Recent accounting pronouncements

In December 2011, the FASB issued an update regarding disclosures about offsetting assets and liabilities: The amendments in this update are intended to enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with applicable accounting guidance, or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with applicable accounting guidance. This information is intended to enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this update is not expected to have a significant effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued an update regarding comprehensive income. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The adoption of this update is not expected to have a significant effect on the Company’s consolidated financial statements.

Note 3 – Business acquisition

On February 12, 2010, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Honesty Group and its shareholders to acquire all of the outstanding capital stock of the Honesty Group (“Acquisition”). On March 12, 2010, the Company completed the Acquisition and resulted in the shareholders of Honesty Group obtaining a majority of the voting interest in the Company. U.S. GAAP require that Honesty Group, whose shareholders retain the majority voting interest in the combined business, be treated as the acquirer for accounting purposes. After the Share Exchange, the Company had 16,094,756 ordinary shares issued and outstanding, and Honesty Group’s shareholders owned approximately 88.9% of the issued and outstanding shares. Although Honesty Group was deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the Company as the surviving corporation did not change. Since the Company did not have any assets with operating substance except cash and short-term investments prior to the transaction, the Acquisition was accounted for as reorganization and recapitalization of Honesty Group. As a result, the consolidated financial statements of the Company (the legal acquirer) is, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share-exchange transaction.

The Acquisition transaction utilized the capital structure of the Company. The assets and liabilities of Honesty Group were recorded at historical cost. The outstanding stock of the Company prior to the share-exchange transaction was accounted at its net book value with no goodwill or other intangible being recognized as a result of the acquisition. There was no gain or loss recognized on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

Following the closing of the share-exchange transaction, the gross amount of $5.4 million in the trust fund, established by the Company in connection with its initial public offering, was distributed to Honesty Group. Acquisition-related costs incurred to affect the recapitalization were approximately $1.7 million, of which $1.0 million was accounted for as expense for the year ended December 31, 2010.

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

Income from Existing Operations means the income from operations for Guanke derived from the financial information used to prepare the financial statements for the Company, provided, however, costs incurred by the Company connected with the Acquisition or the formation, capitalization or recapitalization of Hambrecht Asia Acquisition Corp. should not be treated an expense for any period in determining whether the target has been met.

Prior to the Share Exchange, the Sponsors (see Note 11) had 1,059,826 ordinary shares issued and outstanding, of which 124,738 shares were returned, 766,823 shares were placed in the escrow and will be released contingent on financial advisory and certain other services to be provided by the Sponsors, and 168,265 ordinary shares issued were outstanding.

Prior to the Share Exchange, public shareholders had 4,239,300 ordinary shares issued and outstanding, of which 2,147,493 shares were repurchased and retired for an aggregate price of $17,286 and 1,232,139 shares were redeemed for an aggregate price of $9,838. After the closing, public shareholders had 859,668 shares outstanding. Total shares outstanding were 1,027,933.

As of December 31, 2010, 5,000,000 shares owned by the former shareholders of Honesty Group were no longer subject to cancellation based on the satisfaction of the first Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2010. Specifically, 340,810 shares owned by the Sponsors were no longer subject to cancellation based on services rendered.

As of December 31, 2011, an additional 800,000 shares owned by the former shareholders of Honesty Group were no longer subject to cancellation based on the satisfaction of the second Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2011. Specifically, as of December 31, 2011, a further 20,517 shares owned by the Sponsors were no longer subject to cancellation based on services rendered.

There is no further change in the year ended December 31, 2012.

Real estate option agreement

As a condition to the Share Exchange Agreement, the Company entered into a real estate option agreement with the Company’s CEO, Mr. Burnette Or, pursuant to which Mr. Or, or an entity led by him, has the option to purchase the land use rights and buildings at cost. After the Sale of Honesty Group in November 2011, the option was cancelled by Mr. Or.

Note 4 - Accounts receivable, trade

Accounts receivable as of December 31, 2012 and 2011 consisted of the following:

	2012	2011

Accounts receivable	$59,355	$19,680

During the years ended December 31, 2012, 2011 and 2010, the Company wrote off delinquent accounts receivable of nil, $191 and 1,947, respectively.

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5 - Other receivables and prepayments

Other receivables and prepayments as of December 31, 2012 and 2011 consisted of the following:

	2012	2011

Value added tax and miscellaneous tax recoverable	$-	$551
Other prepayments	169	206
Other receivables and prepayments	$169	$757

Note 6 - Inventories

Inventories consisted of the following as of December 31, 2012 and 2011:

	2012	2011

Finished goods	$5,725	$1,864

Note 7 - Advances to Honesty Group and suppliers

Advances to Honesty Group and suppliers as of December 31, 2012 and 2011 consisted of the following:

	2012	2011

Advances to Honesty Group	$9,408	$-
Advances to suppliers	19,103	4,609
Advances to Honesty Group and suppliers	$28,511	$4,609

The Company makes advances to Honesty Group and certain vendors for inventory purchases.

Note 8 - Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2012 and 2011:

	2012	2011

Leasehold improvements	$29	$-
Machinery and equipment	436	434
Vehicles and office equipment	81	-
Total	546	434
Less: accumulated depreciation	(285)	(216)
Plant and equipment, net	$261	$218

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 amounted to $69, $1,369 and $1,506, respectively.

For the years ended December 31, 2012, 2011 and 2010, interest expense of approximately nil, $8 and $254, respectively, were capitalized into construction in progress.

Note 9 - Debt and credit facilities

Total interest incurred amounted to $61, $2,082 and $1,275 for the years ended December 31, 2012, 2011 and 2010, respectively.

With the Sale of Honesty Group, short-term loans remained with Honesty Group and its subsidiaries; SGOCO had no short-term loans outstanding and credit facilities available as of December 31, 2012 and 2011 except for accounts receivables sold with recourse to banks in Hong Kong. The effective interest rates and the amounts outstanding under these lines of credit and agreements at December 31, 2012 are presented in the following table. Such amounts are included in short-term loan in the accompanying consolidated balance sheets.

Total short-term debt was as follows:

	Interest	December 31,	December 31,
	Rate(s)	2012	2011

Receivables financing facilities, due for repayment within 4 months	1.8%-2.2%	$6,230	$-
Total short-term loan		$6,230	$-

See Note 17 for disclosure related to shareholder loan.

Note 10 - Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements. Total pension expense incurred by the Company was not significant for the years ended December 31, 2012, 2011 and 2010.

Note 11 – Warrant derivative liability

Public Warrants

In March 2008, the Company, then a special purpose acquisition corporation (“SPAC”), completed its IPO, in which it sold 4,239,300 units (consisting of one ordinary share and one warrant) at $8.00 per unit. Those warrants (“Public Warrants”) issued in the IPO are publicly traded. Of the 4,239,300 Public Warrants outstanding prior to the consummation of the Acquisition, holders of 2,673,273 Public Warrants elected to redeem the warrants for cash of $0.50 per warrant.

During the year of 2011, the Company bought back 967,177 public warrants through private negotiations for total consideration of $361 with an average price $0.37 per warrant. As a result, 598,850 Public Warrants were outstanding at December 31, 2011 and 2012.

Those warrants are excisable at $8.00 per share with an expiration date of March 7, 2014. In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant. These warrants are publicly traded and were valued at the quoted market price of $0.02 per warrant as of December 31, 2012.

Sponsors Warrants

In March 2008, the Company was also engaged in a private offering of 1,550,000 warrants of the Company to the original shareholders of the SPAC (“Sponsors”). Prior to consummating the Share Exchange, those Sponsors agreed to return 1,300,000 of their Sponsor Warrants to purchase ordinary shares. The remaining Sponsor Warrants to purchase 250,000 ordinary shares were transferred without consideration to an unaffiliated investment company, Pope Investment II, LLC.

These warrants are not publicly traded and are excisable at $8.00 per share with an expiration date of March 7, 2014. If the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem the warrants at a price of $0.01 per warrant.

During 2011, the Company bought back 250,000 warrants from Pope Investment II, LLC for $125,000 with a price $0.50 per warrant. As a result, there were no outstanding sponsor’s warrants as of December 31, 2011 and 2012.

Unit Options

Connected with the IPO in March 2008, the Company issued an option (“Unit Options”) on a total of 280,000 units with each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10.00 per unit. Those Representative Warrants are excisable at $8.00 per share with an expiration date of March 7, 2014, and were valued at $0.00001 per share at December 31, 2012, using the observable market price of the Public Warrants.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the Unit Options as of December 31, 2012 at $1, or $0.00001 per Unit Option, with an exercise price of $9.98 (being $10.00 minus the portion of the exercise price of $0.02 allocated as the value of the warrant component), market price of $1.14, expected remaining term of 1.25 years, expected volatility of 49%, and risk free rate of 0.18%. The warrant component of the Unit Options was valued based on the public market price of the publicly traded warrants of $0.02 per warrants, or $5 in total, as of December 31, 2012.

Underwriter Warrants

Connected with a secondary public offering of the Company’s ordinary shares on December 23, 2010, the Company issued to its underwriter an option for $1 to purchase up to a total of 66,667 shares of ordinary shares (5% of the shares sold in the secondary offering) at $6.00 per share (120% of the price of the shares sold in the secondary offering). The option is exercisable commencing on June 12, 2012 and expires on December 20, 2015.

During 2011, the Company bought back 53,096 warrants from the underwriters for $27 with a price $0.50 per warrant. As a result, there were 13,571 outstanding underwriter warrants as of December 31, 2011 and 2012.

The Company utilized the American Binominal Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2012 at $1, with an exercise price of $6.00, market price of $1.14, expected remaining term of three years, expected volatility of 49%, and a risk free rate of 0.36%.

The Company adopted the provisions of an accounting standard regarding instruments that are Indexed to an Entity’s Own Stock. This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both:

(a) indexed to the Company’s own stock; and

(b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.

It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Public Warrants, Sponsor Warrants, and Unit Options previously treated as equity pursuant to the derivative treatment exemption are no longer provided equity treatment because the strike price of the warrants is denominated in U.S. Dollar, a currency other than the Company’s functional currency which is the RMB. Therefore the warrants and unit options are not considered indexed to the Company’s own stock. As such, all future changes in the fair value of these securities will be recognized currently in earnings until such time as the securities are exercised or expire.

As of December 31, 2012, the fair values of the public warrants, underwriter warrants and Unit Option were $12, $1 and $5 respectively. The amount of $75 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income for the year ended December 31, 2012.

A summary of changes in warrant activity is presented as follows as of December 31, 2012:

	Public Warrants	Sponsor Warrants	Unit Options *	Underwriter Warrants	Total

Outstanding, December 31, 2010	1,566,027	250,000	280,000	66,667	2,162,694

Repurchased	(967,177)	(250,000)	-	(53,096)	(1,270,273)

Outstanding, December 31, 2011 and 2012	598,850	-	280,000	13,571	892,421

* Each unit option includes one ordinary share and one ordinary share warrant.

Note 12 - Other payables

Other payables as of December 31, 2012 and 2011 consisted of the following:

	2012	2011

Accrued professional fees	$-	$68
Accrued transportation expenses	70	34
Others	165	151
Other taxes payable	144	91
Other payables	$379	$344

Note 13 – Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2012 and 2011.

Issuance of capital stock

On the completion date of the Share Exchange, the Company issued 14,300,000 ordinary shares to the shareholders of the Honesty Group, of which 5,800,000 shares were placed in escrow subject to the Company’s future two years’ performance. The Company issued 1,794,756 ordinary shares to the Company’s shareholders before the completion of Share Exchange, of which 766,823 was placed in escrow. Refer to Note 3 for additional information on the issuance of ordinary shares.

On December 23, 2010, the Company completed a second public offering of 1,333,333 ordinary shares at $5.00 per share with net proceeds of approximately $5.3 million after deducting underwriting discounts, commissions and offering expenses.

On January 1, 2012, a total of 207,000 ordinary shares were issued to our employees, directors and consultants. Share-based compensation expense of $273 was recognized in the consolidated statements of comprehensive income in 2012.

Put Option

The Company executed a put option agreement dated March 9, 2010 (“Put Agreement”) with Pope Investments II LLC (“Pope”) whereby the Company granted to Pope a put option to sell 250,000 ordinary shares of the Company at a price of $8.00 per share. The Put Agreement was effective upon completion of Pope’s purchase of 250,000 ordinary shares of the Company’s ordinary shares. The agreement was exercisable for a three-month period from February 15, 2011 until May 15, 2011. Mr. Burnette Or, Chief Executive Officer, was able to purchase any shares put to the Company, or if neither of the Company nor Mr. Or elected to make the purchase, two of the founders of the Company have agreed to make the purchase on behalf of Mr. Or. The founders also had the right to put the options back to Mr. Or or to the Company in the event that they make the purchase of the Put shares.

The Put Option was recorded as liability of $2,000 as of March 12, 2010. On February 28, 2011, pursuant to the Put Option, the Company repurchased 250,000 shares from Pope for an aggregate purchase price of $2,000 (or $8.00 per share).

Warrants and put options

Refer to Notes 11 for information on warrants.

Note 14 - Statutory reserves

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

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any. It may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

For the years ended December 31, 2012, 2011 and 2010, the Company made appropriations of $347, $2,131 and $2,274 to the statutory reserve, respectively.

Note 15 - Income taxes

Income is subject to tax in the various countries in which the Group operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%.

SGOCO International is incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2012, 2011 and 2010.

Prior to the disposal, Honesty Group did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2011 and 2010, and accordingly no provision for Hong Kong Profits Tax was made in those periods.

The Company mainly conducts its operating business through its subsidiaries in China. These subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and was subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

All other subsidiaries in China are subject to 25% EIT tax rate throughout the periods presented.

The Income Tax Laws also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2010, 2011 and 2012, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2010, 2011 and 2012. Total undistributed earnings of the Company’s PRC subsidiary SGOCO (Fujian) at December 31, 2012 were $3,966.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
U.S. Statutory rates	34.0%	34.0%	34.0
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(3.0)	-	-
Tax exemption	-	(12.5)	(12.5)
Tax on disposal of Honesty Group (a)	-	21.2	-
Other (b)	12.0	0.5	2.5
Effective income taxes	34.0%	34.2%	15.0

Notes:

(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2011 was an amount of $5,363 on the Sale of Honesty Group. The amount remained unpaid as of the date of this Annual Report. The Company has already submitted relevant documents to the PRC tax bureau regarding the Sales of Honesty Group.

(b)	There were no other material items affecting the effective income tax for the years ended December 31, 2012, 2011 and 2010 except for the expense incurred by holding company incorporated in the Cayman Islands where there is no tax. The 12.0%, 0.5% and 2.5% for the years ended December 31, 2012, 2011 and 2010 included expenses incurred by SGOCO and Honesty Group of approximately $3.0million, $1.1 million and $1.9 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets are as follows:

	As of December 31,
	2012	2011
Deferred income tax assets:
Net operating loss carry-forward	$84	$-
Less: Valuation allowance	(84)	-

	$-	$-

As of December 31, 2012 and 2011, the Company’s U.S. entity, SGO, had net operating loss carry-forwards of $248 and nil, respectively, available to reduce future taxable income which will expire in various years through 2030. Management believes it is more likely than not that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 16 - Enterprise-wide geographic reporting

The Company designs and sells LCD/LED products. The designing process, selling practice and distribution process are similar for all products. Based on qualitative and quantitative criteria established by the FASB’s accounting standard regarding disclosures about segments of an enterprise and related information, the Company considers itself to be operating within one reportable segment.

The Company does not have material long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	2012	2011	2010

China	$143,877	$276,286	$186,105
International	22,824	36,850	31,196
Total	$166,701	$313,136	$217,301

In 2012, approximately 14% of the revenues were from international sales, 99.9% of which were sold in Hong Kong and 0.1% sold in the U.S.

Note 17 – Related party and shareholder transactions

The Company’s majority shareholder, Sun Zone Investments Limited (“Sun Zone”) was the parent company of Mosview Technology Group Ltd., (“Mosview”), and BORO (Fujian) Electronic Co., Ltd., (“BORO”). The ownership of Mosview and BORO were transferred to an unrelated third party in February 2010. Therefore, Sun Zone no longer owns any interest in Mosview or BORO as of December 31, 2012 and 2011.

Edge10 Corporation Limited (“Edge10”) was incorporated in the United Kingdom and is owned by an unrelated individual. The Company’s CEO was the sole director of Edge10 since December 8, 2010. Prior to 2011, SGOCO sold products to Mosview, which then sold to Edge10. During the year ended December 31, 2011, SGOCO sold products to a third-party trading company, which then sold to Edge10. There were no direct transactions between SGOCO and Edge10 during the years ended December 31, 2012, 2011 and 2010.

In the ordinary course of business, the Company conducted business with Mosview and BORO in 2010. All transactions with related parties are short-term in nature. Settlements for the balances are usually in cash. The Company did not conduct any businesses with Mosview and BORO in 2012 and 2011.

The Company had the following related party transactions as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, respectively:

Revenues-related parties

Name of related parties	2012	2011	2010

BORO	$-	$-	$5,482
Mosview	-	-	7,136
	$-	$-	$12,618

Purchase – related party

Name of related party	2012	2011	2010

Mosview	$-	$-	$7,256

Short-term loan – shareholder

Name of related party	December 31, 2012	December 31, 2011

Sun Zone Investments Limited	$209	$209

In the past, the Company and BORO provided working capital loans to each other. The loans were interest-free demand loans and were not formalized in written documents. The Company utilized loans from BORO rather than banking institutions because the approval process was faster and the loans were interest free. The Company provided BORO with such loans in prior periods as BORO was a significant customer of SGOCO.

During the year ended December 31, 2011, Sun Zone loaned $209 to the Company. As of December 31, 2012, this amount remained outstanding to Sun Zone. The loan is non-interest bearing, unsecured, and payable on demand.

Note 18 - Earnings per share

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the year ended December 31,
	2012	2011	2010

Net income for earnings per share	$4,213	$16,619	$19,932

Weighted average shares used in computation – basic	17,059,575	16,086,598	9,354,186
Dilutive effect of release of escrowed shares	-	201,644	1,335,202
Dilutive effect of warrants and put options	-	-	16,569
Weighted average shares used in diluted computation	17,059,575	16,288,242	10,705,957

Earnings per share – basic	$0.25	$1.03	$2.13
Earnings per share – diluted	$0.25	$1.02	$1.86

In accordance with the U.S. GAAP, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable shares.

As of December 31, 2012, 5,800,000 shares were no longer subject to cancellation and were included in the calculation of basic earnings per share computation since January 1, 2012. A total of 361,327 ordinary shares owned by the Sponsors that were no longer subject to cancellation were used to calculate basic earnings per share upon provision of services. The remaining 405,496 ordinary shares in escrow which will be released contingent on financial advisory and certain other services to be provided by the Sponsors are excluded from basic and diluted earnings per share computation for 2012. As of December 31, 2012, all the Company’s warrants and unit options were excluded from the diluted earnings per share calculation as they were anti-dilutive.

As of December 31, 2011, 5,000,000 shares were no longer subject to cancellation and were used to calculate basic earnings per share computation since January 1, 2011. In addition, a further 800,000 shares owned by the former shareholders of Honesty Group were no longer subject to cancellation based on satisfying the second Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2011, the beginning of the quarter they became non-contingent. A further 20,517 shares owned by the sponsors were no longer subject to cancellation based on services rendered, and they were included in the basic earnings per share computation upon provision of services. As of December 31, 2011, all the Company’s warrants and unit options were excluded from the diluted earnings per share calculation as they were anti-dilutive.

As of December 31, 2010, 5,000,000 shares owned by the former shareholders of Honesty Group were no longer subject to cancellation based on the satisfaction of the first Earn-Out Milestone. These shares were included in the diluted earnings per share computation starting October 1, 2010, the beginning of the quarter they became non-contingent. 340,810 shares owned by the sponsors were no longer subject to cancellation based on services rendered, and they were used to calculate the basic earnings per share computation upon provision of services. The shares subject to the Put Option are included in the calculation of diluted earnings per share on the reverse treasury stock method.

Note 19 – Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2012 and 2011.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2012, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$1,949	$1,949	$-	$-	$-
Short-term loans	6,230	6,230	-	-	-
Operating lease obligations
- Honesty Group(2)	403	105	161	137	-
- Other	311	211	100	-	-
Total	$8,893	$8,495	$261	$137	$-

(1)	The registered capital of SGOCO (Fujian) and Beijing SGOCO are $2,200 and $500, respectively. As of December 31, 2012, SGOCO International had paid capital of $450 and $301 to SGOCO (Fujian) and Beijing SGOCO, respectively. SGOCO International is obligated to pay up the remaining capital contribution obligations within two years of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, the Company rents from Honesty Group 3,000 square meters for office premises, warehouses and staff dormitory in Fujian at a monthly rent of $6 for a period of 1-7 years from July 1, 2011.

Note 20 - Concentration of risks

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

Financial instruments that subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company maintains balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2012 and 2011, the Company had deposits, in excess of insured limits totaling $11,358 and $509, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks to the cash in its bank accounts.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from three major customers was $61,547, or approximately 37% of the Company’s total sales for the year ended December 31, 2012, with each customer individually accounting for 17%, 10% and 10% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2012. The Company’s accounts receivable from these customers was approximately $19,406 as of December 31, 2012.

Sales revenue from two major customers was $96,741 approximately 31% of the Company’s total sales for the year ended December 31, 2011, with each customer individually accounting for 19% and 12% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2011. The Company’s accounts receivable from these customers was approximately $6,412 as of December 31, 2011.

Sales revenue from two major customers was $76,052 approximately 35% of the Company’s total sales for the year ended December 31, 2010, with each customer individually accounting for 19% and 16% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2010. The Company’s accounts receivable from these customers was approximately $24,843 as of December 31, 2010.

One major vendor (Honesty Group) provided approximately 77% of total purchases by the Company during the year ended December 31, 2012. The Company had made advances of $9,408, rental deposit of $10 and owed accounts payable of $1,961 to this vendor as of December 31, 2012.

One major vendor provided approximately 23% of total purchases by the Company during the year ended December 31, 2011. The Company had no accounts payable due to this vendor as of December 31, 2011.

One major vendor provided approximately 15% of total purchases by the Company during the year ended December 31, 2010.

Note 21 - Subsequent events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2012.

On March 1, 2013, a total of 80,000 ordinary shares were issued to the Company’s independent directors, which vested immediately. The grant date fair value was $1.23 per share.

