Form 20-F
period 2013-12-31
SGOCO Group, Ltd.
filed 2014-04-22
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ____________

Commission file number: 1-35016.

SGOCO Group, Ltd.

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 1503, Sino Plaza

255-257 Gloucester Road

Causeway Bay, Hong Kong

(Address of principal executive offices)

Johnson Lau, Chief Financial Officer

Tel: +852 2501-0128; Fax: +852 2838-5200

Suite 1503, Sino Plaza

255-257 Gloucester Road

Causeway Bay, Hong Kong

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

None

The registrant had 17,660,356 ordinary shares issued and outstanding as of December 31, 2013.

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

☐ Item 17      ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	4

DEFINITIONS	5

PART I	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
A. Selected Financial Data.	6
B. Capitalization and Indebtedness.	7
C. Reason for the Offer and Use of Proceeds.	7
D. Risk Factors.	8
ITEM 4. INFORMATION ON THE COMPANY	22
A. History and Development of the Company.	22
B. Business overview.	24
C. Regulations.	28
D. Organizational structure.	29
E. Property, plant and equipment.	30
ITEM 4A. UNRESOLVED STAFF COMMENTS	30
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A. Operating results.	30
B. Liquidity and capital resources.	37
C. Research and development, patents and licenses, etc.	39
D. Trend information.	39
E. Off-balance sheet arrangements.	40
F. Tabular disclosure of contractual obligations.	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40
A. Directors and senior management.	40
B. Compensation.	42
C. Board Practices.	44
D. Employees.	46
E. Share Ownership.	46
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
A. Major Shareholders.	47
B. Related Party Transactions.	47
C. Interests of Experts and Counsel	47
ITEM 8. FINANCIAL INFORMATION	47
A. Consolidated Statements and Other Financial Information.	48
B. Significant Changes.	48
ITEM 9. THE OFFER AND LISTING	48
A. Offer and Listing Details.	48
B. Plan of Distribution.	49
C. Markets.	49
D. Selling Shareholders.	49
E. Dilution.	49
F. Expenses of the Issue.	49

2

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

8.	Possibility of securing loans and other financing without sufficient fixed assets as collateral; and

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

14. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

15. “SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

16. “Tier 3 cities” means middle-scale or prefecture level cities in China; and “Tier 4 cities” means small or county level cities in China;

17. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

18. “Shareholders”: means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

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

On November 15, 2011, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in Honesty Group to Apex for $76.0 million in total consideration (referred to hereinafter as “Sale of Honesty Group”). Honesty Group and its subsidiaries controlled our core manufacturing facility, including the land, buildings and production equipment. The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on developing, branding, marketing and distributing LCD/LED products in China. Honesty Group’s operations are reflected in our Fiscal Year 2011 financial statements through November 30, 2011.

The selected consolidated statement of operations data presented below for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements that have not been included herein and were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2013, 2012 and 2011 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except per share amounts)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009

Net revenues	200,974	166,701	313,136	217,301	67,874
Cost of goods sold	(185,045)	(154,221)	(279,399)	(184,602)	(57,764)
Gross profit	15,929	12,480	33,737	32,699	10,110
Selling expenses	(1,073)	(670)	(1,706)	(700)	(117)
General and administrative expenses	(3,802)	(5,322)	(5,779)	(6,443)	(889)
Total operating expenses	(4,875)	(5,992)	(7,485)	(7,143)	(1,006)
Income from operations	11,054	6,488	26,252	25,556	9,104
Interest income	12	8	288	90	7
Interest expense	(260)	(61)	(2,074)	(1,021)	(842)
Other income (expense), net	192	(130)	(248)	(892)	(76)
Change in fair value of warrant derivative liability	(3)	75	925	(287)	-
Gain from disposal of subsidiaries	-	-	127	-	-
Income before provision for income taxes	10,995	6,380	25,270	23,446	8,193
Provision for income taxes	(2,551)	(2,167)	(8,651)	(3,514)	(1,034)
Net income	8,444	4,213	16,619	19,932	7,159

Earnings per share:
Basic-ordinary share	0.49	0.25	1.03	2.13	0.84
Diluted-ordinary share	0.49	0.25	1.02	1.86	0.84
Weighted average shares used in calculating earnings per share:
Basic	17,193,189	17,059,575	16,086,598	9,354,186	8,500,000
Diluted	17,193,189	17,059,575	16,288,242	10,705,957	8,500,000

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2013	2012	2011	2010	2009

Total assets	104,735	105,647	85,201	152,621	79,473
Total liabilities	16,946	27,332	11,313	91,993	47,470
Total shareholders’ equity	87,789	78,315	73,888	60,628	32,003

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

Honesty Group and its subsidiaries controlled our core manufacturing facility, including the land, buildings and production equipment. On November 15, 2011, we entered into the Sale of Honesty Group to sell our 100% ownership interest in Honesty Group to Apex for $76.0 million in total consideration. This transaction was completed. Our intention was to transition SGOCO from a “heavy-asset” business model to a “light-asset” business model with greater flexibility and scalability. But, we can neither guarantee the success of the transition nor predict how long will take to complete the transition.

Following the Sale of Honesty Group, we discontinued consolidating the financial statements of Honesty Group. If Honesty Group were to be deemed a variable interest entity under U.S. GAAP, we would be required to consolidate its financial statements with ours. If that occurred, we may lose the benefit of the “light-asset” model, which would substantially change our financial condition.

Pursuant to the Sale of Honesty Group, Apex assumed our obligations to pay the remaining registration capital of $8.8 million in Guanwei and to pay the remaining balance of approximately $14.0 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. The $8.8 million registration capital has been paid by Apex.

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

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2013, 2012 and 2011, sales to our top two distributors accounted for 36.5%, 27.4% and 30.9%, respectively, of our total revenue.

Our largest customers have generally changed from period-to-period. There were two, two and two customers each with more than 10% of our revenue for the years ended December 31, 2013, 2012 and 2011, respectively.

We are exposed to the credit risks of our customers.

We usually grant a credit period of 90 days to our customers. Our financial position and profitability is dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks, especially for larger orders. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in China, in particular the risk of monetary and fiscal policies to address inflation, businesses in China are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers, our cash flows and financial results would be adversely affected.

We may not be able to retain, recruit and train adequate management, sales and marketing personnel, and our inability to attract and retain qualified personnel may limit our development.

Our future success significantly depends on our ability to retain the services of our executive management personnel, who have contributed to our prior growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our success. Our future success will depend on the continued service of our senior management team, including our new Chief Executive officer (“CEO”), Mr. David Xu, Vice President of Sales, Mr. Shi-bin Xie and Vice President of Product Development, Mr. Jin-feng Li as all of them have plentiful knowledge of the PC monitors and TV industry. Our CEO is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership are critical to our operations and financial performance.

If we lose their services and cannot replace them in a timely manner, it would reduce our competitiveness. That would adversely affect our financial condition, operating results and future prospects.

We may not be able to generate any growth and our sales may continue to decrease in the future.

We expanded our business rapidly during the years between 2006 and 2011. Our revenues, however, dropped significantly in 2012 primarily attributable to our significant reduction in the lower-margin trading and OEM businesses, loss of a few key clients and increased competition in China’s general display market. In 2013, there were an increase in sales of SGOCO brand and licensed brand products which resulted in an increase in overall sales for 2013.

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

The majority of our manufacturing is performed by a few suppliers including Honesty Group and its subsidiaries, which are now independent of the Company. SGOCO has also sourced products from other manufacturers. While these arrangements may lower costs, they also reduce our direct control over production. As a result, it is not certain that the quality or quantity of products or our ability to respond to changing conditions will be the same as it was when SGOCO controlled manufacturing.

There are no long-term contracts with the suppliers or manufacturers except for the contract with Apex, described below in Item 4.A., in the Sales and Purchase Agreement for Honesty Group. This contract will be expire in November 2014 and we are evaluating the renewal. If manufacturers determine not to continue business with us, or if manufacturing by Honesty Group or other suppliers is disrupted for any reason, including extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions, environmental issues, bankruptcy, or change of control, our business, financial condition or results of operations could be materially adversely affected due to concentration on a few key manufacturers or finished-goods suppliers.

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

Although our warranty obligations to our customers for the display panels are essentially borne by our manufacturers with warranty period for one year, the product failures could increase the warranty costs of our display panel manufacturers who may then transfer their costs to us and ultimately to the end-customers.

SGOCO International has unfulfilled registered capital obligations for its subsidiaries.

SGOCO International’s subsidiary, SGOCO Shenzhen, was formed on November 14, 2013, with a registered capital of $5,000,000. Under PRC law, a company’s registered capital is treated as corporate property, and it is each shareholder’s obligation to fulfill its registered capital contribution according to PRC law and the Company’s charter documents. The charter document for each PRC company, which consists of the Company’s articles of association, states the amount of registered capital required to be paid. SGOCO International has the obligation to fulfill the registered capital obligations of SGOCO Shenzhen.

SGOCO International is required to pay $1,000,000 and the remaining $4,000,000 within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. SGOCO International is in the process of arranging to pay the initial capital of $1,000,000. If it fails to contribute the required capital, it will have to apply for a reduction in the remaining registered capital, which may not be granted. Also, if SGOCO International fails to contribute the registered capital, it may be penalized with fines of 5–15% of the amount of unpaid capital. In addition, in certain cases, the business license for SGOCO Shenzhen may be revoked, preventing them from conducting business in China.

If SGOCO International is required to fund the remaining registered capital, it may need to raise external funds. But, there is no assurance that sufficient external funds could be raised to pay the registered capital amount.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, which is a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. SAFE Circular 142 requires that RMB converted from the foreign currency denominated registered capital of a foreign-invested company may only be used for purposes within the Company's business scope approved by the applicable governmental authority. It may not be used for equity investments within the PRC, unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated registered capital of a foreign-invested company.

Material advances for finished goods purchases may increase risk of loss resulting from non-delivery of goods by our suppliers.

We periodically make prepayments to a few suppliers. Material prepayment we make for finished goods increases our exposure to loss resulting from potential non-delivery of goods by suppliers or refund of prepayments by suppliers.

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

We consider our brand names critical to our success. Due to the nature of our business, we do not have administrative protection from patents, copyrights, trademarks or trade secrets covering branding, distributing and marketing of LCD/LED products. Our continued ability to differentiate ourselves from other LCD/LED products distributors and other potential new entrants depends substantially on our ability to preserve the value of our brand names.

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

To preserve the value of our brand names, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are not certain and still evolving, legal action may not be successful. Further, future litigation could also result in substantially increasing our costs, diverting our resources and disrupting our business.

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

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, or Exchange Act. As such, we are exempt from certain provisions applicable to U.S. public companies including:

1.	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

2.	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations regarding a security registered under the Exchange Act;

3.	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

4.	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions ( i.e. , a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

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

Our business plan is to grow our operations profitably. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

1.	customers continuing to accept our LCD/LED products;

2.	our ability to successfully and rapidly expand our marketing program to reach potential customers in response to potentially increasing demand;

3.	the costs associated with such growth, which are difficult to quantify, but could be significant;

4.	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

5.	the highly competitive nature of our industry; and

6.	the continued availability and favorable pricing of the raw materials and components used in our products.

If we are successful growing our marketing program, we may be required to provide various support and deliver LCD/LED products to our customers. In addition, we may not be able to meet the needs of our customers, which could adversely affect our relationships with our customers and results of operations.

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
2.	may be subject to a 10% PRC withholding tax, if such treaty does not apply ( i.e. , because the PRC tax authorities may deem SGOCO International to be a conduit not entitled to treaty benefits).

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

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and 2012. The global economy has been recovering from the European sovereign debt crisis in 2013.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which may result in higher oil prices and significant market volatility. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we are currently a non-accelerated filer and therefore, not required to obtain such report.

Our management has concluded that our internal controls over financial reporting as of December 31, 2013 were effective. We have in the past and may in the future discover material weakness in our internal controls. For example, we identified material weaknesses related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements as described under Item 15 of our annual report in form 20-F for fiscal year ended December 31, 2012, which were subsequently remediated in fiscal year 2013 as described under Item 15 of this annual report. However, there is no guarantee that these remedies will continue to be effective. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our stockholders, otherwise harm our reputation or negatively impact the trading price of our common stock.

We have granted shares to our PRC employees, which may require registration with SAFE. We may also face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007.Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We have adopted an equity compensation plan and have begun to make option grants to some of our key employees, three of whom are PRC citizens. If we or our PRC recipients of such options fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

PRC SAFE Regulations regarding offshore financing activities by PRC residents have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect our business.

Recent regulations promulgated by SAFE regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face.  The failure by our stockholders and affiliates who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident stockholders to liability under PRC law.

In 2005, SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, SAFE on direct or indirect offshore investment activities by PRC resident individuals.  The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise.  This could have a material adverse effect on us given that we are a publicly listed company in the U.S.

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

Our independent registered public accounting firm issues the audit report included in this Annual Report filed with the SEC. As auditors of companies that are traded publicly in the U.S., our public accounting firm is registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”). It is required by U.S. laws to be regularly inspected by the PCAOB to assess its compliance with the U.S. laws and professional standards.

Our operations, however, are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

The Chinese legal system is a civil law system based on statutes. Unlike the common-law system, prior court decisions may be cited for reference, but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections provided to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries, SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen, which were established in China. As a result, we will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

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

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. Dollars. In China, SAFE regulates the conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts ( i.e. , remittance of foreign currencies for payment of dividends, etc.).

Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, SGOCO International’s Chinese primary operating subsidiaries, SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen, are able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the Chinese government subsequently may restrict access to foreign currencies for current account transactions.

Fluctuating value of the Renminbi may reduce our profitability.

The change in value of the RMB against U.S. Dollars, and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

The international reaction to the RMB revaluation has generally been positive. But, international pressure continues to be placed on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against the U.S. Dollars. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition. For example, to the extent that we need to convert U.S. Dollars we receive into RMB for our operations, appreciation of the RMB against the U.S. Dollars would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars to make payments for dividends on our shares or for other business purposes, appreciation of the U.S. Dollars against the RMB would reduce the U.S. Dollars amount available to us.

Exchange controls that exist in China may limit our ability to use our cash flows effectively.

Most of our revenues and expenses are denominated in RMB. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, regarding our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements.

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

Proceedings instituted by the SEC against five PRC-based accounting firms could result in adverse impact on our business and price of our stock.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the "big four" accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have indicated their intention to file a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. It will, therefore, be for the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further suspended pending the outcome of that appeal.

Depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act.  Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

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

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

1.	actual or anticipated fluctuations in our annual and quarterly operating results and changes or revisions in our expected results;

2.	changes in financial estimates by securities research analysts;

3.	market conditions for LCD/LED products marketing and distribution;

4.	changes in the economic performance or market valuations of companies specializing in LCD/LED product marketing and distribution;

5.	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

6.	addition or departure of our senior management and key research and development personnel;

7.	fluctuations of exchange rates between the RMB and the U.S. Dollars;

8.	litigation related to our intellectual property;

9.	changes in investors’ perception toward U.S.-listed Chinese companies;

10.	release or expiry of transfer restrictions on our outstanding ordinary shares; and

11.	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Approximately 53.0% of our ordinary shares are held by one shareholder. This voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

Sun Zone Investments Limited is owned by our Chairman, Mr. Tin Man Or. It currently owns approximately 53.0% of our voting shares. This shareholder can control substantially all matters requiring approval by our shareholders, including electing directors and the approval of other business transactions. This concentration of ownership could delay or prevent a change in control of our Company or discourage a potential acquirer from attempting to obtain control of the Company, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

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

As of December 31, 2013, we had 17,660,356 ordinary shares and 598,850 warrants outstanding. We issued an option to purchase up to a total of 280,000 units at $10.00 per unit to the underwriters in our IPO, which, if exercised, would result in the issuance of 280,000 shares and 280,000 warrants. As of December 31, 2013, there are also issued and outstanding warrants to purchase 13,571 ordinary shares at $6.00 per share to the underwriters of our December 2010 offering. On March 7, 2014, the 598,850 warrants and 280,000 unit options were lapsed upon expiry.

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

As of December 31, 2013, we had 17,660,356 ordinary shares outstanding. Of these shares, approximately 2.4 million ordinary shares are held by persons not affiliated with us currently and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

During the last several years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

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

In addition, of the 766,823 escrowed shares, 340,810 and 20,517 shares were earned in 2010 and 2011, respectively, but are not currently eligible to be released. The last measurement date to determine whether the conditions were met for the release of the 766,823 escrowed shares was December 31, 2011. However, on April 17, 2012, the escrow agreement was amended to provide additional time for the conditions to be met. Pursuant to the amendment, holders of the escrowed shares had until December 31, 2012 to meet the conditions for release. The escrow share agreement was further extended to December 31, 2013. Upon the expiry of the remaining 405,496 escrow share as of December 31, 2013, we are in the process of cancelling these shares.

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

After the Acquisition closed, Honesty Group became a wholly-owned subsidiary of SGOCO. Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of Guanke Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei Electron Technological Industry Co., Ltd. (“Guanwei”) and Guancheng Electron Technological Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established under the corporate laws of the PRC. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. Honesty Group and its subsidiaries are now independent of the Company.

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

SGOCO International directly owns 100% of SGOCO (Fujian) Electronic Co., Ltd. SGOCO (Fujian) is a limited liability company established under the corporate laws of the PRC on July 28, 2011 for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On December 26, 2011, SGOCO International established another wholly owned subsidiary Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC to conduct LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution. Beijing SGOCO has operated as a cost center and commenced sales in the third quarter of 2013.

On November 14, 2013, SGOCO International established a wholly owned subsidiary, SGOCO (Shenzhen) Technology Co., Ltd., a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company, for $76.0 million in total consideration. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

According to the SPA, the $76.0 million in total consideration was to be paid in installments As of May 31, 2012, we received the full amount of the consideration, of which:

-	cash of $1 million was received before December 31, 2011;
-	cash of $19 million was received in 2012;
-	purchase deposits paid to Honesty Group of $1 million and payables to Honesty Group of $10 million at the time of disposal were offset;
-	goods of $9 million were received before December 31, 2011; and
-	goods of $38 million were received in 2012.

Pursuant to the SPA, Apex assumed our obligations to pay up the remaining capital of $8.8 million in Guanwei and to pay the remaining balance of approximately $14.0 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

Connected with the Sale of Honesty Group, Honesty Group transferred to SGOCO certain contracts and assets that are related to design and distribution of SGOCO’s products, including research and development equipment, sales contracts with customers, contracts with retail sales sources, and trademarks and pending trademark applications.

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

Mr. Tin Man Or owns 100% of Sun Zone Investments Limited. As of the date of this Annual Report, Sun Zone owned approximately 53.0% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of SGOCO and Sun Zone Investments Limited.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or, Chairman, Mr. Tin Man Or, and CEO, Mr. David Xu); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone Investments Limited.

Warrant Repurchase

To reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 1,217,177 warrants that had a strike price of $8.00. Those warrants included 967,177 publicly-traded warrants for an aggregate purchase price of $360,610 (or $0.37 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $0.50 per warrant), in private transactions. All of the terms of the remaining 598,850 publicly-traded warrants remain unchanged. There were no outstanding sponsor warrants as of December 31, 2013 and 2012. On March 7, 2014, the 598,850 warrants were lapsed upon expiry.

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

SGOCO’s Offices

SGOCO’s principal executive office is located Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

As of December 31, 2013, our primary business operations were conducted through SGOCO International and its wholly-owned PRC subsidiary, SGOCO (Fujian). Our main focus is developing our own brands and quality products for sale to the Chinese flat-panel display market in Tier 3 and Tier 4 cities.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer our consumers high quality LCD/LED products under brands that we control and license such as “SGOCO,” “POVIZON,” and “TCL”.

We are also developing and selling All-in-One (“AIO”) and Part-in-One (“PIO”) computers through our distribution network. The majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels. As part of our brand building strategy, commencing from the beginning of 2009, we also sell to certain distributors under our marketing program.

We do not sell our products directly to retailers. But, by providing signage, marketing materials and sales support to the distributors and their retailers under the marketing program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors which then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

Following the Sale of Honesty Group, we operate on a “light-asset” business model which is marketing-driven with multiple brands all under the marketing program. Our business model consists of the following three key elements:

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

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy. China is the world’s most populous country. It had a population of 1.4 billion as of the end of 2013 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $1.3 trillion in 2001 to $9.2 trillion in 2013, representing a compound annual growth rate, or CAGR, of 17.7%.

Increasing Consumption. China has recently overtaken Japan to become the world’s second largest economy behind the U.S. Despite average saving rates of one-third of individual income, a joint report from the American Chamber of Commerce and Booz & Co. predict that China is likely to become the second-largest consumer market in the world by 2015 trailing only the U.S.

According to a June 2012 report released by International Data Corporation (IDC), China’s consumers who own terminal products are expected to exceed 150 million by 2015, China’s PC shipments should continue to grow at a double-digit rate until 2016. Lower tier cities are driving China’s PC market growth.

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the China Statistical Yearbook, the urban population was 731.1 million, representing 53.7% of the overall population in China as of December 31, 2013 compared to approximately 20% in the early 1980s. China’s urbanization strategy will be further enhanced as a state policy to increase internal demand and consumption.

Global LCD/LED Industry

The sovereign debt crisis in Europe has slowed demand. The U.S. has continued to recover modestly. The growth momentum in emerging economies was less than expected due to reduced demand for exports, and disappointing domestic consumption as consumers restrained their spending in an uncertain environment. In addition, the credit tightening and economic slowdown in PRC also reduced the growth momentum in the overall environment. As a result, the demand for PC monitors and LCD TVs was sluggish in 2013.

Sales of computer monitors are often correlated with the sale of personal computers. IDC reported that unit shipments declined nearly 9.8 percent from 2012, a record drop reflecting the changes in mobility and personal computing affecting the market. In March 2014,  IDC expects the overall growth projection for 2014 to be lowered by just 2.0 percent.

China’s LCD/LED Industry

China is now the world’s largest market for PCs.

According to the IDC expectation on China PC market in 2014, IDC expects that the China PC market will find a new customer base and direction, however there will still a decrease of 1.4% in 2014.

We believe the demand for PCs and LCD/LED monitors in China will decrease due to increasing popularity of mobile devices. According to a governmental report released by the China Internet Network Information Center (CNNIC), as of December 2013, the population of China’s internet users climbed to 617.6 million, 53.6 million more than the end of 2012. The internet penetration rate in China has reached 45.8%, an increase of 3.7% from 2012.

The Chinese Ministry of Industry and Information Technology estimated that China's Internet population will reach roughly 800 million users by 2015. Mobile Internet access is expected to further drive internet penetration in order to reach this goal. Mobile internet users in China reached 500.0 million, an annual growth rate of 19.1% in 2013.

SGOCO Products

We offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

1.	LCD/LED monitors with screen sizes up to 29 inches;

2.	LCD/LED TVs with screen sizes up to 55 inches;

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

To achieve a more cost efficient R&D process, we currently also outsource certain non-core R&D projects.

Marketing and Distribution

We have four primary brands that we own and license. These brands are:

1.	SGOCO, our flagship brand;

2.	POVIZON;

3.	No. 10; and

4.	TCL, a licensed brand for monitors that are sold through our own distribution channels

For the year ended December 31, 2013, sales of our own-brand and licensed products represented 69.2% of total sales. Following the adoption of our “light-asset” business model, the percentage of our own-brand sales should increase as OEM sales are de-emphasized with OEM brands such as AOC and Great Wall likely to be phased out over the next one or two years.

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

As part of our brand-building strategy, we sell to distributors under our marketing program rather than selling directly to retailers. By providing signage, marketing materials and sales support to distributors and their retailers, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain. That potentially leads to greater margins for us, the distributors, or the retailers.

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

On April 1, 2012, we contracted with TCL Business System Technology (Huizhou) Co. Ltd. to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Business System Technology (Huizhou) Co. Ltd. The agreement will expire on April 1, 2015. TCL may terminate the contract if the Company fails to meet the sales targets as stated in the agreement. Brand licensing fees are to be paid to TCL based on sales. The Company was unable to meet the sales target for 2012 and 2013. During 2013, the Company negotiated with TCL and mutually agreed to terminate the contract in June 2013.

C. Regulations.

Chinese government subsidies

The Company is entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2013, 2012 and 2011, the Company received grants of $0.3 million, nil, and $1.0 million, respectively, from the PRC municipal government. The grants that the Company received in 2013 and 2011 did not have specific requirements of usage or other condition, and they were recorded as other income upon receipt.

Environmental

After the Sale of Honesty Group, SGOCO was not subject to environmental impact evaluations by the local Environmental Protection Bureau.

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

Under the Foreign Currency Administration Rules, the RMB is convertible for current account items, including distributing dividends, making interest payments, and engaging in trade and service-related foreign exchange transactions. Conversion of RMB into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to SAFE’s approval. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Under the Foreign Currency Administration Rules, foreign invested enterprises must complete the foreign exchange registration and obtain the registration certificate. SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen have complied with these requirements. The profit repatriated to us from SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen, however, are not subject to the approval of the foreign exchange authority, because it is a current account item transaction.

The value of the RMB against the U.S. Dollars and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. Dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. Dollars. Under the new policy, the RMB is permitted to fluctuate within a band against a basket of certain foreign currencies.

On June 19, 2010, the People’s Bank of China released a statement indicating that it would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the RMB’s value against the U.S. Dollars.

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1) The directors of SGOCO International are Mr. Tin Man Or and Mr. David Xu. Mr. David Xu is also the officer of SGOCO International.

(2) SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. David Xu.

(3) Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. David Xu. The legal representative of Beijing SGOCO is Mr. Qinghong Deng; and

(4) SGOCO (Fujian) is one of SGOCO’s operational subsidiaries in the PRC. The officer is Mr. David Xu. The legal representative of SGOCO (Fujian) is Mr. Hong Cheng.

(5) SGOCO Shenzhen is one of SGOCO’s operational subsidiaries in the PRC. The officer of SGOCO Shenzhen is Mr. David Xu. The legal representative of SGOCO Shenzhen is Mr. Wenli Hong.

E. Property, plant and equipment.

After the Sale of Honesty Group in November 2011, SGOCO has no production facility but owns equipment used for research and development. It also owns vehicles and office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Bejing, Shenzhen and Jinjiang, Fujian Province, China.

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

Our financial statements are prepared in U.S. $ and according to accounting principles generally accepted in the U.S. See “Foreign Exchange Risk” below for information concerning the exchanges rates at which RMB were translated into U.S. Dollars at on various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own-brands and distributing our branded products in the Chinese flat-panel display market. Our main products are LCD/LED monitors, TVs, All-in-One (“AIO”) and Part-in-One (“PIO”) computers and other application-specific products.

As of December 31, 2013, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO (Fujian). Our main focus is on developing branded LCD/LED products for sale to the Chinese flat-panel display market.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” “POVIZON,” and “TCL” to consumers residing in China’s Tier 3 and Tier 4 cities.

We are also developing and selling AIO and PIO computer through our distribution network.

Currently, the majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

As part of our brand-building strategy, commencing from the beginning of 2009, we also sell to distributors under our marketing program.

We do not sell our products directly to retailers. But, by providing signage, marketing materials and sales support to distributors and their retailers under the marketing program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

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

By integrating these three elements and combining them with our marketing program, we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

1.	Sale of Honesty Group.

On November 15, 2011, the Company entered into a Sales and Purchase Agreement to sell its 100% ownership interest in Honesty Group to Apex for $76.0 million in total consideration. The Agreement was signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day.

The Company’s management considers November 30, 2011 as the disposal effective date since the operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

The consideration was paid in installments and was paid in full in May 2012.

Mr. Tin Man Or owns 100% of Sun Zone Investments Limited. As of the date of this Annual Report, Sun Zone owned approximately 53.0% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of our company and Sun Zone Investments Limited.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s Board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or, Chairman Mr. Tin Man Or and CEO, Mr. David Xu); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone Investments Limited.

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

The decision to outsource will not eliminate the related operations and cash flows from the ongoing operations of the Company. The operations of Honesty Group are reflected in our 2011 financial statements through November 30, 2011, which was the completion date of the sale of Honesty. As a result, past performance may not be indicative of future performance;

2.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Honesty Group commenced its business in 2005 and expanded its operations in recent years. In addition, we changed our strategic marketing, distribution, and business model in recent years; and

3.	Currency Conversions. Our former PRC subsidiaries, Guanke, Guanwei and Guancheng maintained, and our current PRC subsidiaries, SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.10 and RMB6.29 to $1.00 at December 31, 2013 and 2012, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2013, 2012, and 2011 were RMB6.20, RMB6.31 and RMB6.46 to $1.00, respectively.

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

Certain of our accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as we have not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2013 and 2012, the principal amount of such factored receivable included in accounts receivable, net and short-term loan in the accompanying consolidated balance sheets totaled $2.6 million and $6.2 million, respectively.

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

Share-based compensation

We account for equity instruments issued in exchange for the receipt of goods or services from consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

We account for equity instruments issued in exchange for the receipt of services from employees in the financial statements based on their fair values at the date of grant. The fair value of awards is amortized over the requisite service period.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2013 and 2012

Revenue

Our sales were $201.0 million for the year ended December 31, 2013, which increased by $34.3 million, or 20.6% from $166.7 million in the year ended December 31, 2012. The increase in sales revenue was primarily attributable to the increase in sales volumes for our display products which offset the decrease in the average selling price and additional revenue contribution from new products launched.

Sales revenue from our top ten customers was approximately $143.4 million, or 71.3% of the total sales for the year ended December 31, 2013, which compared with $117.9 million, or 70.7% of total sales generated from our top-ten customers for the year ended December 31, 2012. The top two customers accounted for 36.5% of total sales in 2013. We concentrate our sales efforts in the Tier 3 and Tier 4 cities to large local distributors that include state-owned enterprises, listed companies, and overseas trading companies. We choose our distributors based on selection criteria, which includes their local presence, distribution channels, working capital conditions, and the feasibility of building long-term relationships with the ones with which we are able to negotiate the most favorable terms.

The percentage of revenues from SGOCO Brand and Licensed Brands, Key Accounts sales and others for the years ended December 31, 2013 and 2012 are as follows:

	For the years ended December 31,
	2013	2012
SGOCO Brand and Licensed Brands	69.2%	70.6%
Key Accounts sales	24.6	29.4
Others	6.2	-
	100.0%	100.0%

Cost of goods sold

For the year ended December 31, 2013, cost of goods sold increased by $30.8 million, or 20.0%, to $185.0 million from $154.2 million for the year ended December 31, 2012. The increase in the cost of goods sold was in line with the increase in sales.

After the Sales of Honesty Group, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal year ended December 31, 2013 was $78.5 million as shown below:

(In thousand)
Purchases from Guancheng	$5,104
Purchases from Guanke	125
Purchases from Guanwei	705
Purchases from Honesty Group	72,583
Total purchases from Honesty Group and its subsidiaries	$78,517

Gross margin

Gross profit for the fiscal year ended December 31, 2013 was $15.9 million, an increase of $3.4 million, or 27.6% from $12.5 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 7.9% for the year ended December 31, 2013 as compared to 7.5% for the previous fiscal year. The increase in gross margin was mainly due to the Company’s efforts in securing businesses with higher gross profit margins and better cost efficiency gained through sourcing from suppliers offering lower product costs during the year.

Selling expenses

During the year ended December 31, 2013, selling expenses were approximately $1.1 million, an increase of $0.4 million, or 60.1%, from $0.7 million compared with the fiscal year.

The year-over-year increase in selling expenses was primarily due to the increase in sales volume and the establishment of our new sales office in Shenzhen. Selling expenses include sales staff’s salary and benefits, transportation and marketing program expenses, etc.

General and administrative expenses

General and administrative expenses amounted to approximately $3.8 million for the year ended December 31, 2013, $1.5 million or 28.6% lower than $5.3 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The decrease in general and administrative expenses was mainly due to reduction in professional fees by $1.7 million related to the Company’s NASDAQ trading halt and changing auditors in 2012.

Selling, general and administrative expenses for the fiscal year ended December 31, 2013 were $4.9 million, or 2.4% of total revenues, as compared with $6.0 million, or 3.6% of total revenues for the prior fiscal year.

Interest expense

Interest expense was approximately $0.3 million for the fiscal year ended December 31, 2013, an increase of $0.2 million, or 329.6%, from $0.1 million in the previous fiscal year. The increase in interest expense was due to the addition of a one-year bank loan of $4.1 million from China Everbright Bank and the increase of discounting of accounts receivable with recourse to banks in order to generate faster cash flows in 2013 as compared to 2012.

Income before income taxes

As a result of the foregoing factors including increased sales and gross profit, income before taxes was $11.0 million for the year ended December 31, 2013, an increase of $4.6 million, or 72.3% from $6.4 million for fiscal year of 2012.

Income taxes

Income tax was $2.6 million in the fiscal year of 2013 as compared with $2.2 million for the fiscal year of 2012.

There were no significant income tax rate changes for any of the Company’s legal entities in 2013. Our PRC entities in 2013 and 2012 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiary in Hong Kong is subject to Hong Kong taxation on income deriving from its activities conducted in Hong Kong at a rate of 16.5%. Excluding the tax effect of the non-taxable fair value change in warrant derivative liability and the loss incurred by certain of our PRC subsidiaries and our holding company incorporated in the Cayman Islands, effective income tax rates were 20.7% and 23.6% in 2013 and 2012, respectively.

Net income

As a result of the various factors described above, net income for the year ended December 31, 2013 was $8.4 million, as compared to $4.2 million for 2012. The net income margins were 4.2% and 2.5% for the years ended December 31, 2013 and 2012, respectively. The higher margin in 2013 was primarily attributable to improvement on gross margins of our products sold and reduction in professional fees.

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

Sales revenue from our top ten customers was approximately $117.9 million, or 70.7% of the total sales for the year ended December 31, 2012, which compared with $222.3 million, or 71.0% of total sales generated from our top-ten customers for the year ended December 31, 2011. The top three customers for the year ended December 31, 2012 accounted for 36.5% of total sales in 2012. The top three customers in 2012 were also in the top-ten-customer list for the fiscal year of 2011. We concentrate our sales efforts in the Tier 3 and Tier 4 cities to large local distributors that include state-owned enterprises, listed companies, and overseas trading companies. We choose our distributors based on selection criteria, which includes their local presence, distribution channels, working capital conditions, and the feasibility of building long-term relationships with the ones with which we are able to negotiate the most favorable terms.

The percentage of revenues from SGOCO Brand and Licensed Brands, Key Accounts sales and others for the years ended December 31, 2012 and 2011 are as follows:

	For the years ended December 31,
	2012	2011
SGOCO Brand and Licensed Brands	70.6%	61.5%
Key Accounts sales	29.4	32.0
Others	-	6.5
	100.0%	100.0%

Cost of goods sold

For the year ended December 31, 2012, cost of goods sold decreased by $125.2 million, or 44.8%, to $154.2 million from $279.4 million for the year ended December 31, 2011. The decrease in the cost of goods sold was mainly due to reduced sales volumes for our display products.

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

(In thousand)
Purchases from Guancheng	$10,662
Purchases from Guanke	22,729
Purchases from Jinjiang Guanke	524
Purchases from Guanwei	7,067
Purchases from Honesty Group	78,356
Total Purchases from Honesty Group and its subsidiaries	$119,338

Gross margin

Gross profit for the fiscal year ended December 31, 2012 was $12.5 million, a decrease of $21.3 million, or 63.0% from $33.7 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 7.5% for the year ended December 31, 2012 as compared to 10.8% for the previous fiscal year. Gross margin during 2012 was negatively impacted by the increased fees charged by Chinese authorities for recycling imported monitors, price decreases in monitors, and added costs for outsourcing manufacturing as we do not own any manufacturing facilities.

Because of our transition to a “light-asset” business model, the Company focuses on the sales and distribution of its own SGOCO brands and licensed TCL and Founder brands, which had 8.4% gross margin as compared to a 6.2% gross margin for key accounts sales for the fiscal year of 2012. The Company also focuses on selling more application-specific products with higher gross margins.

Selling expenses

During the year ended December 31, 2012, selling expenses were approximately $0.7 million, a decrease of $1.0 million, or 60.7%, down from $1.7 million in the comparable period of prior fiscal year.

The year-over-year decrease in selling expenses was primarily impacted by reduced sales volume and its related fees. Selling expenses include sales staff’s salary and benefits, transportation fees, customs duties, sales agent fees, marketing program expenses, etc.

General and administrative expenses

General and administrative expenses amounted to approximately $5.3 million for the year ended December 31, 2012, 7.9% lower than $5.8 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and IT expenses, and similar costs.

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

Interest expense

Net interest expense was approximately $0.1 million for the fiscal year ended December 31, 2012, a decrease of $1.7 million, or approximately 97.1%, down from $1.8 million in the previous fiscal year. Interest expenses became minimal, because after the Sale of Honesty Group, SGOCO had eliminated all of its outstanding loans from banks except for accounts receivable sold with recourse to bank in Hong Kong and is operating on a virtually debt-free “light-asset” business model.

Income before income taxes

As a result of the foregoing factors including reduced sales and gross profit, income before taxes was $6.4 million for the year ended December 31, 2012, a decrease of $18.9 million, or 74.8% from $25.3 million for fiscal year of 2011.

Income taxes

Income tax was $2.2 million in fiscal year of 2012 as compared with $8.7 million for the fiscal year of 2011.

There were no significant income tax rate changes for any of the Company’s legal entities in 2012. Our PRC entities in 2012 and 2011 were subject to the statutory PRC enterprise income tax rate of 25%, except for Guanke which was granted a preferential tax rate of 12.5%. Excluding the tax effect from the Sale of Honesty Group, the non-taxable fair value change in warrant derivative liability and the loss incurred by certain of our PRC subsidiaries and our holding company incorporated in the Cayman Islands, where there is no tax. Effective income tax rates were 23.6% and 13.6% in 2012 and 2011, respectively.

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

Inflation

According to the National Bureau of Statistics of China www.stats.gov.cn, the annual average percent changes in the consumer price index in China for 2013, 2012 and 2011 were an increase of 2.6%, an increase of 2.6%, and an increase of 5.4%, respectively.

We have not been materially affected by inflation in the past. But, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Analysis of Financial Condition

Comparison as of December 31, 2013 and December 31, 2012

Accounts Receivable

Accounts receivable decreased to $48.1 million as of December 31, 2013, from $59.4 million as of December 31, 2012. The decrease in accounts receivable was primarily attributed to the decrease in the fourth quarter sales when compared to 2012. Accounts receivable on December 31, 2013 primarily represented the receivables of both SGOCO International and SGOCO (Fujian).

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

Financial instruments that subject us to a concentration of credit risk consist of cash and accounts receivable. We maintain balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2013 and 2012, we had deposits, in excess of insured limits totaling $13.3 million and $11.4 million, respectively. We have not experienced any losses in such accounts and believe we are not exposed to any significant risks to the cash in our bank accounts.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Sales revenue from two major customers was $73.5 million, or approximately 36.5% of our total sales for the year ended December 31, 2013, with each customer individually accounting for 22.3% and 14.2% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2013. Our accounts receivable from these customers was approximately $15.9 million as of December 31, 2013.

Sales revenue from three major customers was $61.5 million, or approximately 36.9% of our total sales for the year ended December 31, 2012, with each customer individually accounting for 17.3%, 9.5% and 10.1% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2012. Our accounts receivable from these customers was approximately $19.4 million as of December 31, 2012.

Sales revenue from two major customers was $96.7 million approximately 30.9% of our total sales for the year ended December 31, 2011, with each customer individually accounting for 19.2% and 11.7% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2011. Our accounts receivable from these customers was approximately $6.4 million as of December 31, 2011.

Two major vendors provided approximately 71.0% of total purchases (including 42.4% of purchases from Honesty Group) by the Company during the year ended December 31, 2013. The Company had made advances of $32.8 million and a rental deposit of $10,000 to these vendors as of December 31, 2013.

One major vendor (Honesty Group) provided approximately 77.4% of total purchases by us during the year ended December 31, 2012. We had made advances of $9.4 million, rental deposit of $10,000 and owed accounts payable to this vendor of $2.0 million as of December 31, 2012

Another major vendor provided approximately 22.7% of total purchases by us during the year ended December 31, 2011. We had no accounts payable due to this vendor as of December 31, 2011.

Inventory

Inventory increased to $7.0 million as of December 31, 2013 from $5.7 million as of December 31, 2012. The increase in inventory was primarily due to the high level of inventory required to fulfill the purchases orders before the Chinese Lunar New Year holidays in January 2014.

Advances to suppliers

Advances to suppliers increased to $33.8 million as of December 31, 2013 from $28.5 million as of December 31, 2012. The increase in advances to suppliers was primarily due to higher deposits required from suppliers of finished goods.

Cash and cash equivalents

As of December 31, 2013, the Company held $13.5 million in cash and cash equivalents and $87.6 million in working capital. As of December 31, 2012, we had $11.5 million in cash and cash equivalents and $78.1 million in working capital. The current ratios were 6.2 and 3.9 as of December 31, 2013 and 2012, respectively.

B. Liquidity and capital resources.

After the Sale of Honesty Group, SGOCO’s current asset position continues to increase while its capital expenditures and liabilities were reduced to a low level with the “light-asset” business model. The liquidity ratios of the Company continue to improve and capital requirements continue to decrease.

Revenue in 2013 increased 20.6%. For the fiscal year of 2013, accounts receivable turnover was 3.7x (or a 98-day average collection period, or ACP), which compares with an accounts receivable turnover of 4.2x (or a 87-day average collection period, or ACP) from the prior fiscal year. The longer payment terms granted to customers were largely the Company’s efforts in retaining quality distributors in the face of increased competition in China’s general display markets.

Our 2013 inventory turnover rate slowed down to 29.0x (or 13 days on hand, or DOH) from 40.6x (or 9 days on hand) in 2012. The slowdown in inventory turnover was primarily due to the high level of inventory required to fulfill the purchases orders before the Chinese Lunar New Year holidays in January 2014.

We will monitor the market situation closely and continue the strategy of prepaying our suppliers to ensure the supply of products at relatively lower cost levels. As of December 31, 2013, we had 9 suppliers as compared to 13 suppliers as of December 31, 2012 that we had made advances to secure our products needs and to obtain favorable pricing. We will continue to closely manage these advances to balance the need for lower products cost and sufficient cash flow.

Costs of goods sold increased in 2013 by 20.0%. However, at the same time we accelerated our accounts payable turnover to 26.3x (or 14 days average payment period) from 18.5x (or 20 days average payment period) in 2012. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality supplies of products.

Our principal source of liquidity in 2013 has been cash generated by our operations and borrowings. As of December 31, 2013, we held $13.5 million in cash and cash equivalents and had working capital of $87.6 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S.

We have in the past been able to renew our credit facilities. As of December 31, 2013, SGOCO has a short-term bank loan borrowed in the PRC and accounts receivable sold with recourse to banks in Hong Kong.

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

Debt

As of December 31, 2013, SGOCO have a short-term bank loan borrowed in PRC and accounts receivable sold with recourse to banks in Hong Kong.

At December 31, 2013 we had agreements with banks in Hong Kong under which we sell trade receivables with recourse and a credit facility with China Everbright Bank in the PRC, as follows:

Description	Principal Amount Outstanding (In thousand)	Interest Rate(s)	Expiration Date(s)

Agreements for sale of receivables	$2,633	1.6%-1.7%	January 21, 2014
Credit facility	$4,101	7.2%	September 25, 2014

As of December 31, 2012, Sun Zone had loaned $0.2 million to the Company. The loan was for the purpose of SGOCO’s working capital needs, and was non-interest bearing, unsecured and fully paid in July 2013.

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

Related Party Transactions

During the year ended December 31, 2013, there were no related party transactions except for the repayment of the loan to Sun Zone of $0.2 million.

C. Research and development, patents and licenses, etc.

Product Development

Starting in 2009, we initiated several product development initiatives aimed at meeting evolving market demand and at strengthening our position as a value-priced producer of branded LCD/LED products.

We are designing, engineering and testing several new products for future introduction based on market demand: e-Boards; AIO; PIO; internet TV (LCD/LED TV with web browsing capability); mobile internet devices such as tablet PCs; netbooks; multi-touch screen monitors; e-Readers; 3D LCD/LED TVs; LED-backlit monitors; and large-scale, multi-screen display systems for advertising, public announcement and other institutional uses.

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

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2013, 2012 and 2011 amounted to $0.2 million, $0.2 million and $0.3 million, respectively.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2013, and their maturity profile:

	Payment Due by Period (In thousand)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$5,000	$1,000	$4,000	$-	$-
Short-term loans	6,734	6,734	-	-	-
Operating lease obligations
- Honesty Group (2)	309	96	142	71	-
- Other	929	558	371	-	-
Total	$12,972	$8,388	$4,513	$71	$-

(1)	The registered capital of SGOCO Shenzhen is $5 million. As of December 31, 2013, SGOCO International had not injected any capital to SGOCO Shenzhen. SGOCO International is required to pay $1,000,000 and the remaining $4,000,000 within 3 months and within two years, respectively, of the date of issuance of each subsidiary’s business license according to PRC registration capital management rules. As of March 31, 2014, SGOCO International had not yet injected any capital as part of the capital contribution commitment and is in the process of arranging to pay the initial capital of $1,000,000.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, the Company rents from Honesty Group for office premises, warehouses and staff dormitory in Fujian at a monthly rent of $6 for a period of 1 to 7 years from July 1, 2011.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Tin Man Or	71	Chairman and Director
David Xu	48	Chief Executive Officer and Director
Frank Wu	42	Director
Robert Eu	51	Director
John Chen	41	Director
Pik Yue Hon	40	Director
Helen Hsu.	43	Director
Johnson Lau	40	Chief Financial Officer
Tony Zhong	30	Vice President of Finance
Shi-bin Xie	37	Vice President of Sales
Jin-feng Li	38	Vice President of Product Development

1 As of March 31, 2014

Tin Man Or, Chairman and Director. Mr. Tin Man Or has been a director since April 1, 2010. Mr. Or has over 35 years of experience in the investment and marketing of the display and trading industries throughout Greater China. Mr. Or also owns Sun Zone, which is the major shareholder of SGOCO Group, Ltd. From 2005 to 2011, he served as General Manager of Honesty Group before SGOCO's sale of Honesty Group and transformation into a light-asset business model. Mr. Tin Man Or was appointed Chairman of the Board effective January 1, 2014. Before 2005, he served as General Manager in various private companies incorporated in Hong Kong that were engaged in investments and general trading businesses.

David Xu, Chief Executive Officer and Director. Mr. David Xu served as the Company's CFO for over two years whereby he oversaw the financial management of SGOCO and successfully transformed the Company's business model and bolstered its investor relations efforts to achieve a higher level of visibility within the investor community. In July 2013, David was appointed as COO, where he played a key role in implementing SGOCO's four-pronged growth strategy, which expanded our distribution networks and propelled the Company towards higher growth industries. David was appointed CEO and President and a director of the Company effective January 1, 2014. Prior to joining SGOCO in May 2011, David served a number of important corporate management roles in the past 20 years including his 10-year tenure with General Electric since 1992, CFO of China Maple Leaf Educational Systems and CFO of the World Bank IFC/CUNA Mutual Insurance joint venture company. David has also acted as an independent consultant advising clients including Manulife Financial, Zurich Financial Services and TD Bank Financial Group

Frank Wu, Director. Mr. Frank Wu has been a director since April 1, 2010. He is currently Assistant General Manager of the Hubei Branch for Yingda Taihe Life Insurance Co. Prior to joining Yingda Taihe Life Insurance Co., Massachusetts Mutual Life Insurance’s joint venture in China, Mr. Wu served as General Manager and Financial Supervisor for Northern China for the Beijing Branch of Anbang Insurance Co. from 2006-2007, when he was responsible for financial affairs in the Beijing area. Mr. Wu holds a Bachelor of Arts degree in business management from Beifang Technology University.

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

Helen Hsu, Director. Ms. Helen Hsu has been a director since April 26, 2013. She has over 20 years’ experience in accounting. Ms. Hsu graduated from The Chinese University of Hong Kong with a bachelor degree in business administration. Ms. Hsu had been working with Ernst & Young for 18 years and was a partner of Ernst & Young before she retired from the firm in February 2011. Ms. Hsu is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Ms. Hsu is currently an independent non-executive director of Perfect Shape (PRC) Holdings Limited (stock code: 1830), China Forestry Holdings Co. Ltd. (stock code: 930) and Branding China Group Limited (stock code: 8219).

Johnson Lau, Chief Financial Officer. Mr. Lau is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and CPA Australia. Mr. Lau has over 17 years of experience in the accounting profession. Mr. Lau started his career in Deloitte in Hong Kong and Beijing from 1997 to 2004. Prior to joining SGOCO on July 2, 2013, Mr. Lau worked in various public companies in the United States and England as Director of Finance and CFO for nine years. He holds a bachelor degree in commerce from Monash University, Australia.

Tony Zhong, Vice President of Finance. Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, an NYSE-listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK.

Mr. Shi-bin Xie, Vice President of Sales. Mr. Xie joined SGOCO in July 2012. Mr. Xie has over 15 years of experience in sales and marketing, specializing in Chinese display products. From 2010 to 2012, Mr. Xie served as Vice President of Sales in Shenzhen Dongqiao Huahan Technology Co., Ltd. From 2005 to 2010, Mr. Xie served as the General Manager of Shenzhen Qinghua Ziguang Technology Co., Ltd. Prior to that, Mr. Xie served sales and marketing manager roles in various companies in China from 1997 to 2005. Mr. Xie holds a Bachelor of Science in Engineering from the East China Institute of Technology.

Mr. Jin-feng Li, Vice President of Product Development. Mr. Li joined SGOCO in October 2013. Mr. Li has over 15 years of experience in the design and engineering of electronic products. From 2010 to 2013, Mr. Li served as Vice President of the Research and Development Centre in Shenzhen Dongqiao Huahan Technology Co., Ltd. Mr. Li served several engineer and product development manager roles in various companies in China from 1997 to 2010. Mr. Li holds a Diploma in Applied Electronics Technology from Central South University.

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

For the year ended December 31, 2013, the aggregate cash compensation paid to our executive officers was approximately $421,000. There were 45,000 ordinary shares and stock options granted to executive officers in January 2014 for their service rendered.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits for our Chinese employees. Some of our directors and executive officers are Chinese citizens and we have provided the pension and retirement benefits in accordance to the statutory requirement in PRC. The remaining executives and directors are non-Chinese citizens and there are no mandatory requirements for the above-mentioned contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Purpose . The purpose of the 2010 Plan is to promote our success and to increase shareholder value by providing an additional means through the grant of equity compensation awards to attract, motivate, retain and reward selected employees and other eligible persons of SGOCO.

Shares Subject to 2010 Plan . Subject to adjustments under certain conditions, the maximum number of shares that may be delivered pursuant to awards under the 2010 Plan is equal to 7% of the aggregate number of shares outstanding from time-to-time.

Administration . The 2010 Plan shall be administered by, and all equity compensation awards under the 2010 Plan shall be authorized by the Board or one or more committees appointed by the Board (the “Administrator”). Any committee of the Board that serves as the Administrator shall be comprised solely of one or more directors or such number of directors as may be required under applicable laws and may delegate some or all of its authority to another committee so constituted. Unless otherwise provided in our Memorandum and Articles of Association or the applicable charter of any Administrator:

1.	a majority of the members of the acting Administrator shall constitute a quorum; and

2.	the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

Eligibility . The Administrator may grant equity compensation awards under the 2010 Plan only to those persons that the Administrator determines to be either an officer, employee, director of SGOCO or a consultant or advisor of SGOCO (each of the foregoing, an “Eligible Person”); provided , however , that incentive stock options may only be granted to an Eligible Person who is an employee of SGOCO. Notwithstanding the foregoing, a person who is otherwise an Eligible Person may participate in the 2010 Plan only if such participation would not compromise our ability to comply with applicable laws (including securities laws). A participant may, if otherwise eligible, be granted additional equity compensation awards if the Administrator so determines.

Type and Form of Awards . The Administrator shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2010 Plan, the Administrator may grant options to purchase ordinary shares, share appreciation rights, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of SGOCO.

Performance-Based Awards . The Administrator may grant equity compensation awards as performance-based shares under the 2010 Plan. Each such equity compensation award will have an initial value that is established by the Administrator on or before the date of grant. The grant, vesting, exercisability or payment of performance-based equity compensation awards may depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or a level using one or more of the business criteria (on an absolute or relative basis) for SGOCO on a consolidated basis or for one or more of SGOCO’s subsidiaries, segments, divisions or business units, or any combination of the foregoing.

Transfer Restrictions . Except as specifically provided in the 2010 Plan:

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

Amendment and Termination . The 2010 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our Board. Our Board may amend, suspend or terminate the 2010 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee regarding awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the 2010 Plan that would, if such amendment were not approved by the shareholders, cause the 2010 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2010 Plan or after termination of the 2010 Plan. No amendment, suspension or termination of the 2010 Plan or change affecting any outstanding equity compensation award shall, without written consent of the relevant participant, affect in any manner materially adverse to the relevant participant any rights or benefits of the relevant participant or obligations of SGOCO under any equity compensation award granted under the 2010 Plan prior to the effective date of such change.

There were no awards granted under the 2010 Plan during the years ended December 31, 2013 and 2012, however, 207,000 ordinary shares were awarded in January 2012 to our independent directors, consultants and employees, 80,000 ordinary shares were issued in March 2013 to our independent directors and 115,000 ordinary shares were issued in July 2013 to our independent directors, consultants and employees. In January 2014, 160,000 ordinary shares were issued to our independent directors and employees (including certain executive officers).

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

C. Board Practices.

Board of Directors

Our Board of Directors currently has seven directors. Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of less than two directors with no maximum number. Our directors shall hold office until their successors are elected or appointed, which will be at the Company’s next annual meeting of shareholders. We do not have service contracts with our directors (other than our employment agreement with Mr. David Xu), and do not provide our directors with any benefits upon termination of their service.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Ms. Hon and Hsu and Messrs. Wu, Chen and Eu meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Tin Man Or and Frank Wu to administer the Company’s 2010 Plan.

Audit Committee. Our audit committee consists of Mr. Chen (Chairperson), Mr. Wu and Ms Hsu. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Chen is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

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

Compensation Committee . Our compensation committee consists of Mr. Wu (Chairperson), Mr. Chen and Ms. Hon. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee . Our nominating committee consists of Ms. Hsu (Chairperson), Mr. Wu and Ms. Hon. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

Connected with the Sale of Honesty Group, only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were transferred to SGOCO (Fujian), Beijing SGOCO and SGOCO Shenzhen. As a result, the number of our full-time employees decreased from approximately 630 as of December 31, 2010 to 76 as of December 31, 2013. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing display products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of March 31, 2014, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2014 by the sum of 17,820,356, being the number of ordinary shares issued and outstanding as of as of March 31, 2014 , plus the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2014 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Tin Man Or (1)	9,440,000	53.0%
Burnette Or	—	—
Robert Eu (2)	408,111	2.3%
Frank Wu	40,000	*
John Chen	20,000	*
Pik Yue Hon	20,000	*
Helen Hsu	20,000	*
David Xu	20,000	*
Johnson Lau	20,000	*
Tony Zhong	5,000	*
Principal Shareholders
Sze Kit Ting	2,860,000	16.0%
Shuk Yu Wong (3)	888,200	5.0%
Ming Suen Jorine Or (4)	410,000	2.3%

“*” Indicates less than 1%

(1)

The shares listed in the table are held by Sun Zone Investments Limited, a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by our Chairman Mr. Tin Man Or, in connection with the Acquisition, both are directors of Sun Zone Investments Limited.

(2)	Includes 77,937 shares held by AEX Enterprises Limited. Mr. Eu is Managing Member of AEX Enterprises Limited. Also includes 157,293 ordinary shares owned by WR Hambrecht + Co., LLC. Mr. Eu’s spouse owns approximately 20% of the equity interest of Hambrecht Partners Holdings, LLC, the parent company of WR Hambrecht + Co., LLC.

(3)	Ms. Wong is the spouse of Mr. Tin Man Or.

(4)	Ms. Or is the daughter of Mr. Tin Man Or.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2014, we had 17,820,356 ordinary shares issued and outstanding. To our knowledge, as of such date, we had at least 8 record holders of our shares located in the U.S. that held an aggregate of 659,229 ordinary shares. The number of beneficial owners of our ordinary shares in the U.S. is likely to be much larger than the number of Holders of record of our ordinary shares in the U.S.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Mr. Tin Man Or owns Sun Zone, a British Virgin Islands corporation.

In July 2011, the Company’s shareholder, Sun Zone, loaned $0.2 million to us for our cash flow purposes. The loan was non-interest bearing, unsecured, and fully repaid in July 2013.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits based on PRC accounting standards and regulations. Our Chinese subsidiaries, SGOCO (Fujian) Beijing SGOCO and SGOCO Shenzhen, are also required to withhold at least 10% of their after-tax profit based on China’s accounting standards each year as their general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares were listed on the NASDAQ Global Market under the symbol “SGOC” from December 20, 2010 until February 17, 2012. On February 21, 2012, our ordinary shares began trading on the NASDAQ Capital Market. On May 16, 2012, NASDAQ halted trading in our ordinary shares. On June 1, 2012, we received a deficiency letter from NASDAQ stating that we were not in compliance with the continued listing requirement that we timely file periodic reports with the SEC. On September 11, 2012, our ordinary shares resumed trading on the NASDAQ Capital Market.

Our warrants were quoted on the OTC Bulletin Board under the symbol SGTWF through June 1, 2012 and thereafter were quoted on the OTC Pink Market. FINRA delisted our warrants from the OTC Bulletin Board effective June 1, 2012 due to our failure to timely file the prior Annual Report. Our ordinary shares, warrants, and units were previously traded on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consisted of one ordinary share and one warrant. Our ordinary shares and warrants commenced to trade separately on April 9, 2008. Our warrants were lapsed on March 7, 2014 upon expiry.

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

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High	Low
2013	$	N/A	$	N/A	$8.33	$0.70	$1.25	$0.02
2012	$	N/A	$	N/A	$3.78	$0.61	$0.20	$0.01
2011	$	N/A	$	N/A	$6.88	$1.25	$0.75	$0.10
2010		$9.25		$7.00	$8.00	$4.50	$1.15	$0.18
2009		$9.50		$7.00	$7.98	$7.00	$0.65	$0.05

Quarterly Highs and Lows	High		Low		High	Low	High	Low
2014
First Quarter	$	N/A	$	N/A	$4.29	$2.98	$0.05	$0.05
2013
Fourth Quarter	$	N/A	$	N/A	$8.33	$2.67	$1.25	$0.02
Third Quarter	$	N/A	$	N/A	$4.57	$1.51	$0.05	$0.03
Second Quarter	$	N/A	$	N/A	$3.40	$0.70	$0.05	$0.02
First Quarter	$	N/A	$	N/A	$1.46	$1.00	$0.03	$0.02
2012
Fourth Quarter	$	N/A	$	N/A	$2.30	$0.75	$0.02	$0.02
Third Quarter	$	N/A	$	N/A	$2.38	$0.86	$0.05	$0.01
Second Quarter	$	N/A	$	N/A	$3.78	$0.61	$0.20	$0.05
First Quarter	$	N/A	$	N/A	$1.36	$0.65	$0.11	$0.11

Monthly Highs and Lows	High		Low		High	Low	High	Low
March 2014	$	N/A	$	N/A	$4.22	$3.13	$0.05	$0.05
February 2014	$	N/A	$	N/A	$4.29	$2.98	$0.05	$0.05
January 2014	$	N/A	$	N/A	$3.87	$3.17	$0.05	$0.05
December 2013	$	N/A	$	N/A	$4.20	$2.95	$0.55	$0.02
November 2013	$	N/A	$	N/A	$8.33	$3.25	$1.25	$0.03
October 2013	$	N/A	$	N/A	$3.74	$2.67	$0.03	$0.03

The Company’s warrants were quoted on the OTC Pink Market and lapsed on March 7, 2014 upon expiry.

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

C. Material Contracts.

Except for the following, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, or elsewhere in this annual report.

On September 26, 2013, we entered into a credit facility agreement with China Everbright Bank of RMB50 million and borrowed a short term bank loan of RMB25 million (approximately equivalent to $ 4.1 million) on the same day. The credit facility agreement was guaranteed by Guanke with a fee of $19,000. The loan bears interest at 7.2% per annum and is repayable by September 25, 2014.

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

2.	if such treaty does not apply ( i.e. , because the PRC tax authorities may deem SGOCO International to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, SGOCO could pay to its shareholders.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular Holder of our shares based on such Holder’s individual circumstances. In particular, this discussion considers only Holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to Holders that are subject to special rules, including:

1.	financial institutions or financial services entities;

2.	broker-dealers;

3.	taxpayers who have elected mark-to-market accounting;

4.	tax-exempt entities;

5.	governments or agencies or instrumentalities thereof;

6.	insurance companies;

7.	regulated investment companies;

8.	real estate investment trusts;

9.	certain expatriates or former long-term residents of the U.S.;

10.	persons that actually or constructively own 5% or more of our voting shares;

11.	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

12.	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

13.	persons whose functional currency is not the U.S. Dollars.

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

Passive Foreign Investment Company Rules

A foreign ( i.e. , non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The composition of our passive assets during 2008 and 2009, largely consisted of cash and other investment assets. The composition of our passive income in such periods largely consisted of interest. Therefore, it is likely that we qualified as a PFIC regarding our 2008 and 2009 taxable years.

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2013, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2013 and 2012.

In addition, our actual PFIC status for our 2013 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

Because substantially all of our earnings and majority of cash assets are denominated in RMB, but our reporting currency is the U.S. Dollars, fluctuations in the exchange rate between the U.S. Dollars and the RMB will affect our balance sheet and our earnings per share in U.S. Dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. Dollars would affect our financial results reported in U.S. Dollars terms without giving effect to any underlying change in our business or results of operations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the approval of the Acquisition and the subsequent amendments of the Escrow Agreement our warrant holders agreed to amend the Warrant Agreement governing our outstanding registered warrants to provide that:

1.	the exercise price per share of the warrants be increased from $5.00 to $8.00;

2.	the term of each outstanding warrant be extended to expire on the earlier of March 7, 2014 or the redemption of the warrant; and

3.	Holders of the warrants may redeem their warrants for $0.50 at the time of the Acquisition.

The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

The amendment to the Escrow Agreement is set forth the as Exhibit 2.9 to our Annual Report on Form 20-F filed April 19, 2013.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Mr. David Xu and Chief Financial Officer, Mr. Johnson Lau, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, including the remediation of the material weakness disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on our assessment, as of December 31, 2013, our internal control over financial reporting is effective.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

Changes in internal control over financial reporting

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012, our management identified material weakness in our internal control over financial reporting related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we did not have sufficient internal control personnel to set up adequate review functions at each reporting level.

During the year ended December 31, 2013, we completed the remediation of this material weakness by the hiring of our new CFO and accounting personnel with significant U.S. GAAP experience to prepare and review financial statements under U.S. GAAP and SEC reporting requirements. In addition, we have assigned an additional finance personnel to set up review functions at each reporting level including review and update of the internal control procedures of the Company. We have also increased internal and external US GAAP and SEC training to our accounting personnel and strengthened the management review of financial reporting.

While our disclosure controls and procedures as of December 31, 2013 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Other than the control improvements mentioned above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2013 and 2012.

	2013	2012
Audit Fee	$290,890	$642,512
Audit-Related Fees	-	-
Total	$290,890	$642,512

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. The 2013 fees include the Company’s 2012 annual audit and interim review fee of 2013. The 2012 fees include the Company’s 2011 annual audit fees paid to both previous and current principal external independent registered public accounting firms due to change of the auditors in the year.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in certifying accountant for the period beginning on January 1, 2012 and ending on the date of filing of this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10

Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3*	Employment Agreement between Burnette Or and SGOCO International (HK) Ltd. dated April 1, 2013

4.4*	Employment Agreement between Johnson Lau and SGOCO International (HK) Ltd. dated July 1, 2013

4.5	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.6	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.7*	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd.

4.8	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.9*	Summary of Credit facility agreement and loan agreement with China Everbright Bank

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited

101

The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: April 22, 2014	By:	/s/ David Xu
Name: David Xu
Title: President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China
April 22, 2014

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of U.S. dollars except share and per share data)

	2013	2012
ASSETS
CURRENT ASSETS
Cash	13,497	11,548
Accounts receivable, net of provision for doubtful accounts of $98 and nil, respectively	48,063	59,355
Notes receivable	1,316	-
Other receivables and prepayments	744	169
Inventories	7,017	5,725
Advances to suppliers	33,824	28,511
Other current assets	51	78
Total current assets	104,512	105,386

PLANT AND EQUIPMENT, NET	223	261

Total assets	104,735	105,647

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	6,734	6,230
Accounts payable, trade	2,052	12,038
Loan from a shareholder	-	209
Other payables and accrued liabilities	695	535
Customer deposits	999	1,155
Taxes payable	6,126	7,147
Deferred tax liabilities	319	-
Total current liabilities	16,925	27,314

OTHER LIABILITIES
Warrant derivative liability	21	18

Total liabilities	16,946	27,332

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2013 and 2012	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,660,356 and 17,465,356 shares issued and outstanding as of December 31, 2013 and 2012, respectively	18	17
Paid-in-capital	25,052	24,828
Statutory reserves	809	401
Retained earnings	61,080	53,044
Accumulated other comprehensive income	830	25
Total shareholders' equity	87,789	78,315

Total liabilities and shareholders' equity	104,735	105,647

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of U.S. dollars except share and per share data)

	2013	2012	2011

REVENUES	200,974	166,701	313,136

COST OF GOODS SOLD	185,045	154,221	279,399

GROSS PROFIT	15,929	12,480	33,737

OPERATING EXPENSES:
Selling expenses	1,073	670	1,706
General and administrative expenses	3,802	5,322	5,779
Total operating expenses	4,875	5,992	7,485

INCOME FROM OPERATIONS	11,054	6,488	26,252

OTHER INCOME (EXPENSES):
Interest income	12	8	288
Interest expense	(260)	(61)	(2,074)
Other income (expense), net	192	(130)	(248)
Change in fair value of warrant derivative liability	(3)	75	925
Gain from disposal of subsidiaries	-	-	127
Total other expenses, net	(59)	(108)	(982)

INCOME BEFORE PROVISION FOR INCOME TAXES	10,995	6,380	25,270

PROVISION FOR INCOME TAXES	2,551	2,167	8,651
NET INCOME	8,444	4,213	16,619

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	805	(59)	84
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	-	(3,815)

COMPREHENSIVE INCOME	9,249	4,154	12,888

EARNINGS PER SHARE:
Basic	0.49	0.25	1.03
Diluted	0.49	0.25	1.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,193,189	17,059,575	16,086,598
Diluted	17,193,189	17,059,575	16,288,242

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, January 1, 2011	17,428,089	17	24,182	3,561	29,052	3,815	60,627
Shares issued for exercise of over allotment related to secondary offering	80,267	-	373	-	-	-	373
Shares repurchased and cancelled pursuant to the Put Option (Note 12)	(250,000)	-	-	-	-	-	-
Net income	-	-	-	-	16,619	-	16,619
Appropriations to statutory reserves	-	-	-	2,131	(2,131)	-	-
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	-	-	-	-	(3,815)	(3,815)
Reclassification of statutory reserves upon disposal of subsidiaries	-	-	-	(5,638)	5,638	-	-
Foreign currency translation adjustment	-	-	-	-		84	84
BALANCE, December 31, 2011	17,258,356	17	24,555	54	49,178	84	73,888
Shares issued for equity compensation plan	207,000	-	273	-	-	-	273
Net income	-	-	-	-	4,213	-	4,213
Appropriations to statutory reserves	-	-	-	347	(347)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(59)	(59)
BALANCE, December 31, 2012	17,465,356	17	24,828	401	53,044	25	78,315
Shares issued for equity compensation plan	195,000	1	224	-	-	-	225
Net income	-	-	-	-	8,444	-	8,444
Appropriations to statutory reserves	-	-	-	408	(408)	-	-
Foreign currency translation adjustment	-	-	-	-	-	805	805
BALANCE, December 31, 2013	17,660,356	18	25,052	809	61,080	830	87,789

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of U.S. dollars)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,444	4,213	16,619
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	76	69	1,369
Amortization	-	-	91
Bad debt provision	98	-	191
Change in fair value of warrant derivative liability	3	(75)	(925)
Share-based compensation expenses	225	273	-
Gain from disposal of subsidiaries	-	-	(127)
Deferred income taxes	314	-	-
Change in operating assets – (increase) decrease
Accounts receivable, trade	10,953	(39,496)	(19,428)
Accounts receivable - related parties	-	-	50
Notes receivable	(1,294)	-	-
Other receivables and prepayments	(561)	587	(7,988)
Inventories	(1,093)	34,557	1,160
Advances to suppliers	(4,344)	(23,797)	(101,731)
Other current assets	31	(16)	(12)
Change in operating liabilities – increase (decrease)
Accounts payable, trade	(10,195)	7,390	31,772
Other payables and accrued liabilities	141	(164)	10,179
Customer deposits	(189)	997	5,544
Taxes payable	(1,225)	1,575	5,008
Net cash provided by (used in) operating activities	1,384	(13,887)	(58,228)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of nil, nil, $3,440, respectively	-	18,734	(2,226)
Purchase of equipment and construction-in-progress	(32)	(106)	(1,021)
Purchase of intangible assets	-	-	(2)
Proceeds from the disposal of plant and equipment and intangible assets	-	-	2
Net cash (used in) provided by investing activities	(32)	18,628	(3,247)

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011 - Continued

(In thousands of U.S. dollars)

	2013	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	-	(19,413)
Proceeds from bank overdrafts	-	-	7,304
Payments on bank overdrafts	-	-	(7,539)
Notes payable	-	-	40,899
Proceeds from short-term loans	6,668	6,230	102,258
Payments on short-term loans	(6,230)	-	(81,516)
Payments on loan from a shareholder	(209)	-	(2,336)
Payments on repurchase of shares pursuant to put option	-	-	(2,000)
Payments on repurchase of warrants	-	-	(512)
Shares issued for exercise of over allotment related to secondary offering	-	-	373
Net cash provided by financing activities	229	6,230	37,518

EFFECT OF EXCHANGE RATE ON CASH	368	42	998

INCREASE (DECREASE) IN CASH	1,949	11,013	(22,959)

CASH, beginning of year	11,548	535	23,494

CASH, end of year	13,497	11,548	535

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	260	61	2,074
Cash paid for income taxes	3,205	575	4,051

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Settlement of consideration receivable – received in finished goods	-	38,397	8,925
Settlement of consideration receivable offset against
- Purchase deposits to Honesty Group	-	-	(1,772)
- Payable to Honesty Group	-	-	10,156
Consideration receivable from the Sale of Honesty Group	-	-	57,478

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO” or “we”, “our” or “us”) was incorporated under Cayman Islands’ law on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

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

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. It directly owns 100% of Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei (Fujian) Electron Technological Co., Ltd. (“Guanwei”), and Guancheng (Fujian) Electron Technological Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the PRC, which were primary engaged in manufacturing LCD consumer products including LCD PC monitors, LCD TVs, LED back-light modules and application-specific LCD systems. Prior to the Sale of Honesty Group in November 2011, Guanke was the main operating entity of the Company and manufactured the LCD products for the Company’s distribution.

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

Following the Sale of Honesty Group in November 2011, the Company has outsourced its manufacturing operations to Honesty Group and other suppliers. The decision to outsource did not eliminate the related operations and cash flows from the ongoing operations of the Company. The Company ceased consolidating the financial statements of Honesty Group. Honesty Group became a third-party supplier to the Company thereafter and the Company does not have any significant benefits or liability from the operating results of Honesty Group except the normal risk with any major vendor. Management has performed an analysis and concluded Honesty Group is not a VIE as of the reporting date.

Pursuant to the Sale and Purchase Agreement, Apex assumed the Company’s obligations to pay up the remaining capital of $8,750 in Guanwei and to pay the remaining balance of approximately $14,000 of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. The $8.8 million registration capital has been paid by Apex. There can be no assurances that Chinese governmental authorities will not assert an obligation of SGOCO to pay the remaining investment in Guanke Technology Park, if Apex fails to do so.

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

Pursuant to the Sale and Purchase Agreement, the $76,000 in total consideration was to be paid in installments over a period of five months. As of May 31, 2012, the company received the full amount of the consideration, of which:

-	cash of $1,213 was received before December 31, 2011;
-	cash of $18,734 was received in 2012;
-	purchase deposits paid to Honesty Group of $1,772 and payables to Honesty Group of $10,156 at the time of disposal were offset;
-	goods of $8,925 were received before December 31, 2011; and
-	goods of $38,397 were received in2012.

The accounting gain from the disposal of Honesty Group was $127 based on the disposal date of November 30, 2011 when management deemed SGOCO lost operating control over Honesty Group and its subsidiaries.

Following the Sale of Honesty Group, Honesty Group remained a major manufacturer of the Company’s products As at December 31, 2013 and 2012, Honesty Group is not owned or controlled by the Company or its affiliates.

On December 26, 2011, SGOCO International established a wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd. (“Beijing SGOCO”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

On November 14, 2013, SGOCO International established a wholly owned subsidiary, SGOCO (Shenzhen) Technology Co., Ltd. (“SGOCO Shenzhen”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor and TV product-related and application-specific product design, brand development and distribution.

In April 2014, the Company relocated its corporate headquarter from Beijing, China to Hong Kong, China.

The Company is focused on designing innovative products and developing its own-brands for sale in the Chinese flat-panel display market. Its main products are LCD/LED monitors, TVs and other application-specific products. The Company intends to offer high quality LCD/LED products under brands that it controls and licenses such as “SGOCO”, “No. 10,” “POVIZON,” and “TCL,” to consumers residing in China’s Tier 3 and Tier 4 cities. The Company is also distributing the LCD/LED products to the international markets. During the years ended 31 December, 2013, 2012 and 2011, the Company derived net revenue of $2,762, $3,588 and nil from sales of TCL brand products.

On April 1, 2012, the Company contracted with TCL Business System Technology (Huizhou) Co. Ltd. (“TCL Huizhou”) to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Huizhou. The agreement will expire on April 1, 2015. TCL may terminate the contract if the Company fails to meet the sales targets as stated in the agreement. Brand licensing fees are to be paid to TCL based on sales. The Company was unable to meet the sales target for 2012 and 2013. During 2013, the Company negotiated with TCL and mutually agreed to terminate the contract in June 2013.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2013:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
SGOCO (Fujian)	Jinjiang City, China	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
SGOCO Shenzhen	Shenzhen, China	100%

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

Accounts receivable, note receivables and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advance to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2013 and 2012, there was $98 and nil allowance for uncollectible accounts receivable respectively. Management believes that the remaining accounts receivable are collectable.

Notes receivable are promissory notes issued by the banks to make payment on behalf of trade debtors. The Group does not provide allowance for notes receivable in the absence of bad debt experience and the high credit quality of the banks.

Certain of the Company’s accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as the Company has not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2013 and 2012, the principal amount of such factored receivable included in accounts receivable, net and short term loans in the accompanying consolidated balance sheets totaled $2,633 and $6,230, respectively.

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

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets by comparing the asset's estimated fair value with its carrying value, based on cash flow methodology. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of December 31, 2013 and 2012, management believes there was no impairment of long-lived assets.

Derivative liability

Derivative liabilities, which include public and private warrants, a put option and underwriter options, are recorded on the consolidated balance sheet as a liability at their fair value. The Company accounts for derivative liabilities in accordance with an accounting standard regarding “Instruments that are Indexed to an Entity’s Own Stock”. This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument. It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

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

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans, and customer deposits.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2013	Fair Value Measurement at December 31, 2013
		Level 1	Level 2	Level 3
Warrant derivative liability	$21	$12	$9	$-

	Carrying Value at December 31, 2012	Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Warrant derivative liability	$18	$12	$6	$-

A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the year ended December 31, 2013 and 2012, is provided in Note 10.

As of December 31, 2013 and 2012, there was no asset or liability measured at fair value on a non-recurring basis.

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There were no sales returns during the years ended December 31, 2013, 2012 and 2011.

Government grants

The Company was entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2013, 2012 and 2011, the Company received grants of $302, nil, and $973, respectively, from the PRC municipal government. The grants that the Company received in 2013 and 2011 did not have specific requirement of usage or other condition, and they were recorded as other income upon receipt.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the year ended December 31, 2013, the Company incurred $71 of interest related to income taxes. No material penalties or interest relating to income taxes have been incurred during the years ended December 31, 2012 and 2011. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred for the years ended December 31, 2013, 2012 and 2011.

Shipping and handling

Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2013, 2012 and 2011, amounted to $536, $327 and $392, respectively.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2013, 2012 and 2011 amounted to $175, $244 and $319, respectively.

Earnings per share

The Company reports earnings per share in accordance with the provisions of FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share and disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilution is computed by applying the treasury stock method. Under this method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

The Company accounts for equity instruments issued in exchange for the receipt of services from employees in the financial statements based on their fair values at the date of grant. The fair value of awards is amortized over the requisite service period.

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

The balance sheet amounts with the exception of equity were translated at RMB6.10 and RMB6.29 to $1.00 at December 31, 2013 and 2012, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2013, 2012 and 2011 were RMB6.20, RMB6.31 and RMB6.46 to $1.00, respectively.

Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of the provisions in this update did not have a significant impact on the Company’s consolidated financial statements.

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-05, Foreign Currency Matters, (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (ASU 2013-05), to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. ASU 2013-05 requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, ASU 2013-05 clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. ASU 2013-05 is effective prospectively for the Company in our first quarter of fiscal 2014, with early adoption permitted. The Company does not expect ASU 2013-05 to have a significant impact on its consolidated results of operations and financial condition.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740)(ASU 2013-11). The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated results of operations and financial condition.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 - Accounts receivable, trade

Accounts receivable as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012

Accounts receivable	$48,161	$59,355
Allowance for doubtful accounts	(98)	-
	$48,063	$59,355

The movements in allowance for doubtful accounts are as follows:

	December 31,
	2013	2012

Addition and balance at the end of the year	$98	$-

During the years ended December 31, 2013, 2012 and 2011, the Company wrote off delinquent accounts receivable of nil, nil and $191, respectively.

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 4 - Other receivables and prepayments

Other receivables and prepayments as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2012	2012

Value added tax and miscellaneous tax recoverable	$490	$-
Other prepayments	254	169
Other receivables and prepayments	$744	$169

Note 5 - Inventories

Inventories consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012

Finished goods	$7,017	$5,725

Note 6 - Advances to suppliers

Advances to suppliers as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012

Advances to Honesty Group	$16,888	$9,408
Advances to other suppliers	16,936	19,103
Advances to suppliers	$33,824	$28,511

The Company makes advances to Honesty Group and other vendors for inventory purchases.

Note 7 - Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012

Leasehold improvements	$36	$29
Machinery and equipment	447	436
Vehicles and office equipment	112	81
Total	595	546
Less: accumulated depreciation	(372)	(285)
Plant and equipment, net	$223	$261

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 amounted to $76, $69 and $1,369, respectively.

For the years ended December 31, 2013, 2012 and 2011, interest expense of approximately nil, nil and $8, respectively, were capitalized into construction in progress.

Note 8 - Debt and credit facilities

Total interest incurred amounted to $260, $61 and $2,082 for the years ended December 31, 2013, 2012 and 2011, respectively.

On December 31, 2013, the Company has short-term bank borrowings consisting of an unsecured bank loan of $4,101 (RMB25 million) drawn from a credit facility granted of RMB50 million by a local bank in PRC. The loan is repayable by September 25, 2014. The credit facility was guaranteed by Guanke with a guarantee fee of $19. The remaining borrowings are accounts receivable sold with recourse to banks in Hong Kong. The effective interest rates and the amounts outstanding under these lines of credit and agreements at December 31, 2013 are presented in the following table. Such amounts are included in short-term loans in the accompanying consolidated balance sheets.

Total short-term loans were as follows:

	Interest	December 31,
	Rate(s)	2013	2012

Short-term bank loan	7.2%	$4,101	$-
Receivables financing facilities, due for repayment within 1 month
-2013	1.6%-1.7%	2,633	-
-2012	1.8%-2.2%	-	6,230
Total short-term loans		$6,734	$6,230

Note 9 - Employee pension

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

The Company’s subsidiary incorporated in Hong Kong manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme. Total pension expense incurred by the Company was $135, $74 and $51 for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 10 - Warrant derivative liability

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

During the year of 2011, the Company bought back 967,177 public warrants through private negotiations for total consideration of $361 with an average price $0.37 per warrant. As a result, 598,850 Public Warrants were outstanding at December 31, 2013 and 2012.

Those warrants are excisable at $8.00 per share and expired on March 7, 2014. In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant. These warrants are publicly traded and were valued at the quoted market price of $0.02 per warrant as of December 31, 2013 and 2012.

Unit Options

Connected with the IPO in March 2008, the Company issued an option (“Unit Options”) on a total of 280,000 units with each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10.00 per unit. Those Representative Warrants are excisable at $8.00 per share and expired on March 7, 2014, and were valued at $0 per share at December 31, 2013, using the observable market price of the Public Warrants.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the Unit Options as of December 31, 2013 at $0, with an exercise price of $9.98 (being $10.00 minus the portion of the exercise price of $0.02 allocated as the value of the warrant component), market price of $3.39, expected remaining term of 0.25 years, expected volatility of 30%, and risk free rate of 0.05%. The warrant component of the Unit Options was valued based on the public market price of the publicly traded warrants of $0.02 per warrants, or $6 in total, as of December 31, 2013.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the Unit Options as of December 31, 2012 at $1, with an exercise price of $9.98 (being $10.00 minus the portion of the exercise price of $0.02 allocated as the value of the warrant component), market price of $1.14, expected remaining term of 1.25 years, expected volatility of 49%, and risk free rate of 0.18%. The warrant component of the Unit Options was valued based on the public market price of the publicly traded warrants of $0.02 per warrants, or $5 in total, as of December 31, 2012.

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

During 2011, the Company bought back 53,096 warrants from the underwriters for $27 with a price $0.50 per warrant. As a result, there were 13,571 outstanding underwriter warrants as of December 31, 2013 and 2012.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2013 at $3, with an exercise price of $6.00, market price of $3.39, expected remaining term of two years, expected volatility of 42%, and a risk free rate of 0.37%.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2012 at $1, with an exercise price of $6.00, market price of $1.14, expected remaining term of three years, expected volatility of 49%, and a risk free rate of 0.36%.

The Company adopted the provisions of an accounting standard regarding instruments that are Indexed to an Entity’s Own Stock. This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both:

(a) indexed to the Company’s own stock; and

(b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument.

It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Public Warrants, Sponsor Warrants and Unit Options previously treated as equity pursuant to the derivative treatment exemption are no longer provided equity treatment because the strike price of the warrants is denominated in U.S. Dollars, a currency other than the Company’s functional currency which is the RMB. Therefore the warrants and unit options are not considered indexed to the Company’s own stock. As such, all future changes in the fair value of these securities will be recognized currently in earnings until such time as the securities are exercised or expire.

As of December 31, 2013, the fair values of the public warrants, underwriter warrants and Unit Option were $12, $3 and $6 respectively. The amount of $3 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income for the year ended December 31, 2013.

As of December 31, 2012, the fair values of the public warrants, underwriter warrants and Unit Option were $12, $1 and $5 respectively. The amount of $75 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income for the year ended December 31, 2012.

A summary of changes in warrant activity is presented as follows:

	Public Warrants	Unit Options *	Underwriter Warrants

Outstanding, January 1, 2012 and December 31, 2012 and 2013	598,850	280,000	13,571

* Each unit option includes one ordinary share and one ordinary share warrant.

Note 11 - Other payables and accrued liabilities

Other payables as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012

Accrued professional fees	$89	$-
Accrued staff costs and staff benefits	181	83
Accrued transportation expenses	222	70
Accrued miscellaneous purchases	98	138
Other taxes payable	11	144
Others	94	100
Other payables and accrued liabilities	$695	$535

Included in the accrued staff costs and staff benefits were amounts that totaled $57 due to the present and former CEOs and present CFO.

Note 12 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2013 and 2012.

Issuance of capital stock

On January 1, 2012, a total of 207,000 ordinary shares were issued to our employees, directors and consultants. Share-based compensation expense of $273 was recognized in the consolidated statements of comprehensive income in 2012.

On March 1, 2013 and June 3, 2013, a total of 195,000 ordinary shares were issued to our employees, directors and consultants. Share-based compensation expense of $225 was recognized in the consolidated statements of comprehensive income in 2013.

Put Option

The Company executed a put option agreement dated March 9, 2010 (“Put Agreement”) with Pope Investments II LLC (“Pope”) whereby the Company granted to Pope a put option to sell 250,000 ordinary shares of the Company at a price of $8.00 per share. The Put Agreement was effective upon completion of Pope’s purchase of 250,000 ordinary shares of the Company’s ordinary shares. The agreement was exercisable for a three-month period from February 15, 2011 until May 15, 2011. Mr. Burnette Or, the former Chief Executive Officer (“CEO”), was able to purchase any shares put to the Company, or if neither of the Company nor Mr. Burnette Or elected to make the purchase, two of the founders of the Company have agreed to make the purchase on behalf of Mr. Burnette Or. The founders also had the right to put the options back to Mr. Burnette Or or to the Company in the event that they make the purchase of the Put shares.

The Put Option was recorded as liability of $2,000 as of March 12, 2010. On February 28, 2011, pursuant to the Put Option, the Company repurchased 250,000 shares from Pope for an aggregate purchase price of $2,000 (or $8.00 per share).

Note 13 - Statutory reserves

Statutory reserves

The laws and regulations of the PRC require that before an enterprise distributes profits to its owners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the Board of Directors after the statutory reserves.

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

For the years ended December 31, 2013, 2012 and 2011, the Company made appropriations of $408, $347 and $2,131 to the statutory reserves, respectively.

Note 14 - Income taxes

Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%.

SGOCO International is incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2013, 2012 and 2011.

Prior to the disposal, Honesty Group did not have any assessable profits arising in or derived from Hong Kong for the year ended December 31, 2011, and accordingly no provision for Hong Kong Profits Tax was made in that period.

The Company mainly conducts its operating business through its subsidiaries in China. These subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by the local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

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

The Income Tax Laws also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2011, 2012 and 2013, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2011, 2012 and 2013. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2013 were $7,219 (2012: $3,966).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(5.6)	(3.0)	-
Tax exemption	-	-	(12.5)
Valuation allowance	2.1	1.0	-
Tax on disposal of Honesty Group (a)	-	-	21.2
Other (b)	1.7	11.0	0.5
Effective income taxes	23.2%	34.0%	34.2%

Notes:

(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”), a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2011 was an amount of $5,363 on the Sale of Honesty Group. The amount remained unpaid as of the date of this Annual Report. The Company has already submitted relevant documents to the PRC tax bureau regarding the Sales of Honesty Group.

(b)	There were no other material items affecting the effective income tax for the years ended December 31, 2013, 2012 and 2011 except for (i) the expense incurred by holding company incorporated in the Cayman Islands where there is no tax. The 1.7%, 11.0% and 0.5% for the years ended December 31, 2013, 2012 and 2011 included losses incurred by SGOCO and Honesty Group of approximately $0.4 million, $2.8 million and $1.1 million, respectively; and (ii) the valuation allowance on loss incurred by the PRC entities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2012
Deferred income tax assets:
Net operating loss carry-forward	$465	$203
Less: Valuation allowance	(465)	(203)
	$-	$-

	December 31,
	2013	2012
Deferred income tax liabilities:
Unrealized exchange gain	$319	$-
	$319	$-

The deferred income tax assets wholly relates to net operating loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities and U.S. entity. A valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2013 and 2012, the Company had $1,137 and $476, respectively, of deductible tax loss carry forwards that expire through December 31, 2018. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2013 and 2012, the Company’s U.S. entity, SGO, had net operating loss carry-forwards of $531 and $248, respectively, available to reduce future taxable income which will expire in various years through 2030. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 15 - Enterprise-wide geographic reporting

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

The Company does not have material long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	Year ended December 31,
	2013	2012	2011

China	$177,836	$143,877	$276,286
International	23,138	22,824	36,850
Total	$200,974	$166,701	$313,136

During the years ended December 31, 2013, 2012 and 2011, 100%, 99.9% and 11,3% of international sales were made to customers in HK, , approximately 0%, 0.1% and 4.3% of international sales were made to customers in the U.S., and approximately 0%, 0% and 84.4% of international sales were made to customers excluding HK and U.S. respectively.

Note 16 - Related party and shareholder transactions

In July 2011, the Company’s majority shareholder, Sun Zone Investments Limited (“Sun Zone”) loaned $209 to the Company which was non-interest bearing and unsecured. The amount was fully repaid in July 2013.

Note 17 - Earnings per share

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the year ended December 31,
	2013	2012	2011

Net income for earnings per share	$8,444	$4,213	$16,619

Weighted average shares used in computation – basic	17,193,189	17,059,575	16,086,598
Dilutive effect of release of escrowed shares	-	-	201,644
Weighted average shares used in diluted computation	17,193,189	17,059,575	16,288,242

Earnings per share – basic	$0.49	$0.25	$1.03
Earnings per share – diluted	$0.49	$0.25	$1.02

In accordance with the U.S. GAAP, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable shares.

As of December 31, 2013 and 2012, 5,800,000 shares were no longer subject to cancellation and were included in the calculation of basic earnings per share computation since January 1, 2012. A total of 361,327 ordinary shares owned by the Sponsors that were no longer subject to cancellation were used to calculate basic earnings per share upon provision of services. The remaining 405,496 ordinary shares in escrow which would be released contingent on financial advisory and certain other services to be provided by the Sponsors are excluded from basic and diluted earnings per share computation for 2013 and 2012. These escrow shares expired on December 31, 2013 and we are processing to cancel these shares. As of December 31, 2013 and 2012, all the Company’s warrants and unit options were excluded from the diluted earnings per share calculation as they were anti-dilutive.

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

Note 18 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2013 and 2012.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2013, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$5,000	$1,000	$4,000	$-	$-
Short-term loans	6,734	6,734	-	-	-
Operating lease obligations
- Honesty Group (2)	309	96	142	71	-
- Other	929	558	371	-	-
Total	$12,972	$8,388	$4,513	$71	$-

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2013, SGOCO International had not injected capital to SGOCO Shenzhen. SGOCO International is required to pay $1,000,000 and the remaining $4,000,000 within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. SGOCO International is in the process of arranging to pay the initial capital of $1,000,000.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware. Following the Sale of Honesty Group, the Company rents from Honesty Group for office premises, warehouses and staff dormitory in Fujian at a monthly rent of $6 for a period of 1 to 7 years from July 1, 2011.

Note 19 - Concentration of risks

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

Financial instruments that subject the Company to a concentration of credit risk consist of cash, accounts receivable and advances to suppliers. The Company maintains balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2013 and 2012, the Company had deposits, in excess of insured limits totaling $13,342 and $11,358, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks to the cash in its bank accounts.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from two major customers was $73,452, or approximately 36.5% of the Company’s total sales for the year ended December 31, 2013, with each customer individually accounting for 22.3% and 14.2% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2013. The Company’s accounts receivable from these customers was approximately $15,948 as of December 31, 2013.

Sales revenue from three major customers was $61,547, or approximately 36.9% of the Company’s total sales for the year ended December 31, 2012, with each customer individually accounting for 17.3%, 9.5% and 10.1% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2012. The Company’s accounts receivable from these customers was approximately $19,406 as of December 31, 2012.

Sales revenue from two major customers was $96,741 approximately 30.9 % of the Company’s total sales for the year ended December 31, 2011, with each customer individually accounting for 19.2% and 11.7 % of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2011. The Company’s accounts receivable from these customers was approximately $6,412 as of December 31, 2011.

Two major vendors provided approximately 71.0% of total purchases (including 42.4% of purchases from Honesty Group) by the Company during the year ended December 31, 2013. The Company had made advances of $32,803 and rental deposits of $10 to these vendors as of December 31, 2013.

One major vendor (Honesty Group) provided approximately 77.4% of total purchases by the Company during the year ended December 31, 2012. The Company had made advances of $9,408, rental deposits of $10 and owed accounts payable of $1,961 to this vendor as of December 31, 2012.

One major vendor provided approximately 22.7% of total purchases by the Company during the year ended December 31, 2011. The Company had no accounts payable due to this vendor as of December 31, 2011.

Note 20 - Subsequent events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2013.

Effective January 1, 2014, Mr. David Xu replaced Mr. Burnette Or to serve as the Company’s CEO and Director, and Mr. Tin Man Or replaced Mr. Burnette Or to serve as the Company’s Chairman of the Board. From January 1, 2014 to January 26, 2014, Mr. Burnette Or acted as an advisor for the Board.

On January 21, 2014, a total of 160,000 ordinary shares were issued to the Company’s independent directors and certain employees, which vested immediately. The grant date fair value was $3.36 per share. Compensation expense of $538 will be recorded in the statement of income and comprehensive income during first quarter of 2014.

On January 28, 2014, Mr. Burnett Or was appointed as the chairman and general manager of Guanke, Guanwei and Guancheng, the PRC subsidiaries of Honesty Group, the Company’s major vendor.

