Form 20-F
period 2014-12-31
SGOCO Group, Ltd.
filed 2015-05-15
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

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

None

The registrant had 17,414,861 ordinary shares issued and outstanding as of December 31, 2014.

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

☐ Yes      ☒ No

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	Sale of SGOCO (Fujian) may not produce the benefits the Company anticipated and may raise uncertainty about our future direction;

2.	Competition in our industry is intense and we may lose customers;

3.	Decreased selling prices for display products, regardless of cyclical fluctuations in the industry, would adversely impact our margins if prices decrease faster than we are able to reduce our costs;

4.	We sell most of our products through a few large distributors with which we do not have long-term agreements and, accordingly, we may have risks from our level of customer concentration;

5.	We may not be able to generate any growth and our sales may continue to decrease in the future;

6.	Our ability to maintain effective internal control over financial reporting;

7.	China’s overall economic conditions and local market economic conditions;

8.	Possibility of securing loans and other financing without sufficient fixed assets as collateral; and

9.	Legislation or regulatory environments.

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

2. “Apex” or “Apex Flourish Group Limited” means the British Virgin Islands Company that purchased Honesty Holdings Group Limited and SGOCO (Fujian) Electronic Co., Ltd. from SGOCO in 2011 and 2014, in what is referred to, depending on the context, as the “Sale of Honesty Group” and or the “Sale of SGOCO (Fujian)”, respectively;

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

11. “Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;

12. “SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

13. “SGOCO”, “we,” “us,” “our,” “the company,” or “our company” means SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below; our predecessor was named Hambrecht Asia Acquisition Corp;

14. “SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SCOGO (Fujian) transaction described above;

15. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

16. “SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

17. “Tier 3 cities” means middle-scale or prefecture level cities in China; and “Tier 4 cities” means small or county level cities in China;

18. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

19. “Shareholders”: means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

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

On December 24, 2014, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in SGOCO (Fujian) to Apex for $11.0 million in total consideration (referred to hereinafter as “Sale of SGOCO (Fujian)”). SGOCO (Fujian)'s operations are reflected in our Fiscal Year 2014 financial statements through December 31, 2014.

The selected consolidated statement of operations data presented below for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014 and 2013 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements that have not been included herein and were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period, particularly in light of the Sale of SGOCO (Fujian) on December 31, 2014. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2014, 2013 and 2012 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except per share amounts)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010

Net revenues	43,230	200,974	166,701	313,136	217,301
Cost of goods sold	(41,213)	(185,045)	(154,221)	(279,399)	(184,602)
Gross profit	2,017	15,929	12,480	33,737	32,699
Selling expenses	(297)	(1,073)	(670)	(1,706)	(700)
General and administrative expenses	(3,069)	(3,802)	(5,322)	(5,779)	(6,443)
Total operating expenses	(3,366)	(4,875)	(5,992)	(7,485)	(7,143)
(Loss) Income from operations	(1,349)	11,054	6,488	26,252	25,556
Interest income	338	12	8	288	90
Interest expense	(304)	(260)	(61)	(2,074)	(1,021)
Other income (expense), net	319	192	(130)	(248)	(892)
Change in fair value of warrant derivative liability	19	(3)	75	(925)	(287)
Gain from disposal of subsidiaries	-	-	-	127	-
(Loss) Income before provision for income taxes	(977)	10,995	6,380	25,270	23,446
Provision for income taxes	(1,311)	(2,551)	(2,167)	(8,651)	(3,514)
Net (Loss) income	(2,288)	8,444	4,213	16,619	19,932

(Loss) Income per share:
Basic-ordinary share	(0.13)	0.49	0.25	1.03	2.13
Diluted-ordinary share	(0.13)	0.49	0.25	1.02	1.86
Weighted average shares used in calculating earnings per share:
Basic	17,406,069	17,193,189	17,059,575	16,086,598	9,354,186
Diluted	17,406,069	17,193,189	17,059,575	16,288,242	10,705,957

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2014	2013	2012	2011	2010

Total assets	92,553	104,735	105,647	85,201	152,621
Total liabilities	7,356	16,946	27,332	11,313	91,993
Total shareholders’ equity	85,197	87,789	78,315	73,888	60,628

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

Risks Relating to Our Business and Industry

The sale of SGOCO (Fujian) may not produce the benefits the Company anticipated and it may raise uncertainty about our future direction

SGOCO (Fujian) engaged in sales of traditional flat panel LED and LCD monitors and other application specific products. On December 24, 2014, we entered into the Sale of SGOCO (Fujian) to sell our 100% ownership interest in SGOCO (Fujian) to Apex for $11.0 million in total consideration. This transaction was completed on December 31, 2014. Our intension was to reduce the reliance on sales of traditional flat panel LED and LCD monitor products, which enables us to focus on finding new business acquisition opportunities and exploring new products.

However, we can neither guarantee the success of the business restructuring nor predict how long will take to complete the business restructuring. We may also not be able to find potential target companies for acquisition or negotiate a favorable terms for potential acquisition. If we failed to do so, we may raise uncertainty about our future direction.

Following the Sale of SGOCO (Fujian), we discontinued consolidating the financial statements of SGOCO (Fujian). If SGOCO (Fujian) were to be deemed a variable interest entity under U.S. GAAP, we would be required to consolidate its financial statements with ours. If that occurred, we may lose the benefit of the business transformation, which would substantially change our financial condition.

Competition in our industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

The LCD/LED products industry in China is highly competitive, and we expect competition to persist and intensify. Due to the increasing popularity of mobile device, the contraction of personal computer market demand continued and it adversely impacted the market demand of our major products, flat panel LCD and LED monitors. We face competition from distributors and LCD/LED manufacturers that use their extensive brand-name value, manufacturing and marketing size, and in-house sales forces and exclusive sales agents to distribute their products. We compete for customers on the basis of, among other things, our product offerings, customer service and reputation. Some of our competitors have greater financial, research and development, design, marketing, distribution, management or other resources.

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

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2014, 2013 and 2012, sales to our top two distributors accounted for 51.7%, 36.5% and 27.4%, respectively, of our total revenue. Following the sale of SGOCO (Fujian), we may lose the sales orders from these large independent, non-exclusive distributors.

Our largest customers have generally changed from period-to-period. There were two, two and three customers each with more than 10% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

We are exposed to the credit risks of our customers.

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

Our future success significantly depends on our ability to retain the services of our executive management personnel, who have contributed to our prior growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our success. Our future success will depend on the continued service of our senior management team, including our new Chief Executive officer (“CEO”), Mr. Shi-bin Xie, and Vice President of Product Development, Mr. Jin-feng Li, as all of them have extensive knowledge of the PC monitor and TV industry. Our CEO is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership are critical to our operations and financial performance.

If we lose their services and cannot replace them in a timely manner, it would reduce our competitiveness. That would adversely affect our financial condition, operating results and future prospects.

We may not be able to generate any growth and our sales may continue to decrease in the future.

We expanded our business rapidly during the years between 2006 and 2013. Our revenues, however, dropped significantly in 2014 primarily attributable to our significant reduction in businesses, weak industry growth and increased competition in China’s flat panel display market, which was our primary market. This led to our decision to further restructure our business by disposing SGOCO (Fujian) in December 2014 and reducing our reliance on sales of our flat panel LED/LCD products in future

In the future, we may expand either through organic growth or through acquisitions and investments in electronic related businesses. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to effectively manage future growth, which will entail devising and implementing business plans, training and managing a growing workforce, managing costs and implementing adequate controls and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to adequately support future growth. Failure to effectively manage expansion would probably prevent us from executing our business plan and adversely affect our business, financial condition and results of operations. In addition, we may not be able to generate any growth in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

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

There are no long-term contracts with the suppliers or manufacturers except for the contract with Apex, described below in Item 4.A., in the Sales and Purchase Agreement for Honesty Group. This contract expired in November 2014 and we are evaluating the renewal. If manufacturers determine not to continue business with us, or if manufacturing by Honesty Group or other suppliers is disrupted for any reason, including extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions, environmental issues, bankruptcy, or change of control, our business, financial condition or results of operations could be materially adversely affected due to concentration on a few key manufacturers or finished-goods suppliers.

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

Although our warranty obligations to our customers are essentially borne by our manufacturers with a warranty period of one to three years, the product failures could increase the warranty costs to our manufacturers who may then transfer their costs to us and ultimately to end users.

SGOCO International has unfulfilled registered capital obligations for its subsidiaries.

SGOCO International’s subsidiary, SGOCO Shenzhen, was formed on November 14, 2013, with a registered capital of $5.0 million. Under PRC law, a company’s registered capital is treated as corporate property, and it is each shareholder’s obligation to fulfill its registered capital contribution according to PRC law and the Company’s charter documents. The charter document for each PRC company, which consists of the Company’s articles of association, states the amount of registered capital required to be paid. SGOCO International has the obligation to fulfill the registered capital obligations of SGOCO Shenzhen.

Initially, SGOCO International was required to pay $1.0 million and the remaining $4.0 million within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC Companies Law which became effective on March 1, 2014, the time requirement of the registered capital contribution has been abolished. As such, SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC Companies Law. If it fails to amend the charter or fail to contribute the required capital, it will have to apply for a reduction in the remaining registered capital, which may not be granted. Also, if SGOCO International fails to contribute the registered capital, it may be penalized with fines of 5–15% of the amount of unpaid capital. In addition, in certain cases, the business license for SGOCO Shenzhen may be revoked, preventing them from conducting business in China.

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

We periodically make prepayments to a few suppliers. Material prepayments we make for finished goods increases our exposure to loss resulting from potential non-delivery of goods by suppliers or refund of prepayments by suppliers.

Our market is subject to rapidly changing consumer preferences and we may not be able to predict or meet consumer preferences or demand accurately.

We derive a significant amount of revenue from the LCD/LED products that are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences. Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that we cannot predict with certainty. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories and lower profit margins, any of which would have an adverse effect on our results of operations and financial condition.

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

Although we have received most of the proceeds and intercompany payables from Sale of SGOCO (Fujian), we may seek additional financing to provide the capital required for future acquisitions and to expand our business, if cash flow from operations is not sufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may not be able to expand our business or to develop new business at the rate desired. Consequently, our results of operations may be adversely affected.

If we are able to incur debt, lenders may impose certain restrictions. In addition, repaying such debt may limit our cash flow and our ability to grow. If we are not able to incur debt, we may be forced to issue additional equity, which would have a dilutive effect on our shares.

We may not be able to collect the payment of the proceeds from the Sale of SGOCO (Fujian) and settlement of the payables due to the Company.

On December 24, 2014, we entered into a Sale and Purchase Agreement ("SPA") to sell our 100% ownership interest in SGOCO (Fujian) to Apex for $11.0 million in total consideration ("Sale Equity"). In addition, according to the SPA, Apex agreed to assume the advances and loans due by SGOCO (Fujian) to the Company, that amounted to $80.4 million.

As of May 10, 2015, we have received $75.9 million from Apex, and the remaining $15.5 million is due in June 2015 according to the payment schedule of the SPA. Payment of the sales consideration and advances and loans due by SGOCO (Fujian) to us are secured by a pledge of the Sale Equity and the assets of SGOCO (Fujian). In the event that Apex does not make the installment payments, we will have the right to take back ownership of the Sale Equity or force the Apex to liquidate the cash, accounts receivable and advances to suppliers of SGOCO (Fujian) to have sufficient funds to make the payments to us.

If Apex does not settle the remaining balance of $15.5 million prior to June 30, 2015, it may adversely affect the expansion and development of our new business. Consequently, our results of operations may be adversely affected.

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

Our business plan is to grow our operations profitably and focus on new investments and exploring new products, including but not limited to acquiring equities of potential target companies related to electronic and internet-related businesses and enriching our product range. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

1.	customers continuing to accept our LCD/LED products;

2.	our ability to successfully and rapidly expand our marketing program to reach potential customers in response to potentially increasing demand;

3.	the costs associated with such growth, which are difficult to quantify, but could be significant;

4.	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

5.	the highly competitive nature of our industry;

6.	the continued availability and favorable pricing of the raw materials and components used in our products; and

7.	the availability and favorable terms of potential acquisition targets for developing new business.

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

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which may result in significant market volatility. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our management has concluded that our internal controls over financial reporting as of December 31, 2014 were effective. We have in the past and may in the future discover material weakness in our internal controls. For example, we identified material weaknesses related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements as described under Item 15 of our annual report in form 20-F for fiscal year ended December 31, 2012, which were subsequently remediated in fiscal year 2013 as described under Item 15 of the 2013 annual report. However, there is no guarantee that these remedies will continue to be effective. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our common stock.

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

Recent regulations promulgated by SAFE regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face.  The failure by our shareholders and affiliates who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

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

In connection with the EIT Law, the Ministry of Finance of the PRC and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the taxable capital gains of the seller, which may indirectly increase acquisition costs.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets, may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698. We have accrued $5.4 million in the income tax expense for the year ended December 31, 2011 on the Sale of Honesty Group and $0.9 million in the income tax expense for the year ended December 31, 2014 on the Sale of SGOCO (Fujian). Both amounts remained unpaid as of the date of this Annual Report. We have already submitted relevant documents to the PRC tax bureau regarding the Sales of Honesty Group and SGOCO (Fujian). We may be required to expend valuable resources to comply with SAT Circular 698. This may have a material adverse effect on our cash flow, financial condition and results of operations.

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

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. Dollars. In China, SAFE regulates the conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (remittance of foreign currencies for payment of dividends, etc.).

Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, SGOCO International’s Chinese primary operating subsidiaries, Beijing SGOCO and SGOCO Shenzhen, are able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the Chinese government subsequently may restrict access to foreign currencies for current account transactions.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission (“CSRC”). The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the "big four" accounting firms should be barred from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act, including possible delisting.  Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

Risks Relating to Our Shares

We failed to meet continued listing requirements on the NASDAQ Capital Market

On February 10, 2015, we received a letter (the "Notification Letter") from The NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in NASDAQ Rules for continued listing on The NASDAQ Capital Market. NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common stock for the 30 consecutive business days from December 22, 2014 to February 9, 2015, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact our listing on The NASDAQ Capital Market at this time. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until August 10, 2015, to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, our common stock must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by August 10, 2015, we may be eligible for additional time to regain compliance.

We intend to seek stockholder approval of amendments to our Amended and Restated Articles of Association to effect a reverse stock split. If the proposal is approved by our shareholders, it will be implemented by our board of directors if the board of directors determines that a reverse stock split is in the best interests of the Company and its shareholders. There can be no assurance that the proposal will be approved by shareholders, or that the proposal, if approved, would be sufficient to permit us to regain compliance with the minimum bid price requirement.

If our ordinary shares are delisted from the NASDAQ, such securities may be shifted to the OTC market or the pink sheets. The alternative market, however, is generally considered to be less efficient than, and not as broad as, the NASDAQ. Accordingly, delisting of our ordinary shares from the NASDAQ could have a significant negative effect on the value and liquidity of our securities. In addition, the delisting of such ordinary shares could adversely affect our ability to raise capital on terms acceptable to us or at all, and may preclude us from using exemptions from certain state and federal securities regulations, including the SEC’s “penny stock” rules.

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

Approximately 51.9% of our ordinary shares are held by one shareholder. This voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

Sun Zone Investments Limited (“Sun Zone”) is owned by our Chairman, Mr. Tin Man Or. It currently owns approximately 51.9% of our voting shares. This shareholder can control substantially all matters requiring approval by our shareholders, including electing directors and the approval of other business transactions. This concentration of ownership could delay or prevent a change in control of our Company or discourage a potential acquirer from attempting to obtain control of the Company, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

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

As of December 31, 2014, we had 17,414,861 ordinary shares outstanding. There are also issued and outstanding warrants to purchase 13,571 ordinary shares at $6.00 per share to the underwriters of our December 2010 offering.

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

As of March 31, 2015, we had 17,594,861 ordinary shares outstanding. Of these shares, approximately 5.6 million ordinary shares are held by persons not affiliated with us currently and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“Honesty SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company, for $76.0 million in total consideration. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

According to the Honesty SPA, the $76.0 million in total consideration was to be paid in installments As of May 31, 2012, we received the full amount of the consideration, of which:

-	cash of $1 million was received before December 31, 2011;
-	cash of $19 million was received in 2012;
-	purchase deposits paid to Honesty Group of $1 million and payables to Honesty Group of $10 million at the time of disposal were offset;
-	goods of $9 million were received before December 31, 2011; and
-	goods of $38 million were received in 2012.

Pursuant to the Honesty SPA, Apex assumed our obligations to pay up the remaining capital of $8.8 million in Guanwei and to pay the remaining balance of approximately $14.0 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the Honesty SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The Honesty SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

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

Mr. Tin Man Or owns 100% of Sun Zone. As of the date of this Annual Report, Sun Zone owned approximately 51.9% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of SGOCO and Sun Zone.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or, Chairman, Mr. Tin Man Or, and CEO, Mr. Shi-bin Xie); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone.

Sale of SGOCO (Fujian)

On December 24, 2014, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% equity ownership interest in SGOCO (Fujian) to Apex, which is an independent third party with interests in real estate and forestry products and previously purchased Honesty Group in November 2011.Our management considers December 31, 2014 as the disposal effective date. Operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014.

The sales price for all the equity of SGOCO (Fujian) was equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014 calculated on the basis of Chinese Accounting Standards. The final amount is $11.0 million (the “Sale Price”).

In addition, Apex agreed to assume the advances and loans due by SGOCO (Fujian) to us, amounted to $80.4 million by installments prior to June 30, 2015.

Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to us and our affiliates, which amounted to $80.4 million. Under the SPA, payments shall be made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables of $91.4 million. The first installment was due 14 days after the completion of the transaction, and the last installment (approximately 10% of the sale price) will be settled prior to June 30, 2015. The transfer of the Sale Equity was effective on December 31, 2014. As of April 30, 2015, Apex has paid the aggregated amount of $75.9 million to the Company as installment payments of the Sale Price and settlement of the Payables.

Payment of the Sale Price and Payables is secured by a pledge of the Sale Equity and the assets of SGOCO (Fujian). There shall be imposed upon Apex a 2% per month liquidated damage charge for any late payment computed upon the amount of any outstanding principal and accrued interest whose payment to us is overdue for more than 30 days under this Agreement. In the event that Apex does not make the installment payments, we will have the right to take back ownership of the Sale Equity or force the Apex to liquidate the cash, accounts receivable and advances to suppliers of SGOCO (Fujian) to have sufficient funds to make the payments to us.

The SPA also states that SGOCO has a right of first refusal for a period of five years that prohibits Apex from selling, assigning or otherwise transferring any material interests, ownership or rights in or related to SGOCO (Fujian) including any equity, leases, businesses and equipment to a third party, without first offering to sell or transfer to SGOCO.

The Sale of SGOCO (Fujian) allowed SGOCO to restructure its business and reduce the reliance on traditional flat panel LED and LCD monitor products. It also provided greater flexibility and scalability for our business model, which enables us to focus on finding new business acquisition opportunities and exploring new products.

Warrant Repurchase and Retirement

To reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 1,217,177 warrants that had a strike price of $8.00. Those warrants included 967,177 publicly-traded warrants for an aggregate purchase price of $360,610 (or $0.37 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $0.50 per warrant), in private transactions. On March 7, 2014, the remaining 598,850 publicly-traded warrants were lapsed upon expiry. There were no outstanding sponsor and publicly-traded warrants as of December 31, 2014.

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

B. Business overview.

Our Business

As of December 31, 2014, our primary business operations were conducted through SGOCO International and its wholly-owned PRC subsidiary, SGOCO Shenzhen. Our main focus is developing our own brands and quality products for sale to the Chinese display market in Tier 3 and Tier 4 cities.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer our consumers high quality LCD/LED products under brands that we control and license such as “SGOCO,” and “POVIZON”.

We are also developing and selling All-in-One (“AIO”) and Part-in-One (“PIO”) computers through our distribution network. The majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

We do not sell our products directly to retailers. Rather, by providing signage, marketing materials and sales support to the distributors and their retailers under the marketing program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors which then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

Following the Sale of Honesty Group and SGOCO (Fujian), we operate on a “light-asset” business model which is marketing-driven with multiple brands all under the marketing program. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong local appeal;

2.	a world-class quality, design engineering, and product development capability; and

3.	a “light-asset” model that provides the flexibility to source from low-cost suppliers meeting our high quality standards.

We have integrated these three elements through a distinct distribution channel in the form of a national network of distributors and retail sales sources operating under the “SGOCO Image” name. Consequently, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO. We may use the proceeds and intercompany payables received from the Sale of SGOCO (Fujian) to perform business acquisitions and develop new products.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy. China is the world’s most populous country. It had a population of 1.4 billion as of the end of 2014 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $5.0 trillion in 2009 to $10.4 trillion in 2014, representing a compound annual growth rate, or CAGR, of 13.3%.

Increasing Consumption. China has overtaken Japan to become the world’s second largest economy behind the U.S. Despite average saving rates of one-third of individual income, a joint report from the American Chamber of Commerce and Booz & Co. predict that China is likely to become the second-largest consumer market in the world by 2015 trailing only the U.S.

According to a June 2012 report released by International Data Corporation (IDC), China’s consumers who own terminal products are expected to exceed 150 million by 2015, China’s PC shipments should continue to grow at a double-digit rate until 2016. Lower tier cities are driving China’s PC market growth.

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the 2014 annual statistic report issued by National Bureau of Statistics of China, the urban population was 749.2 million, representing 54.8% of the overall population in China as of December 31, 2014 compared to approximately 20% in the early 1980s. China’s urbanization strategy will be further enhanced as a state policy to increase internal demand and consumption.

Global LCD/LED Industry

The recovery of sovereign debt crisis in Europe did not lead to strong demand. The U.S. has continued to recover modestly. The growth momentum in emerging economies was less than expected due to reduced demand for exports, and disappointing domestic consumption as consumers restrained their spending in an uncertain environment. In addition, the credit tightening and economic slowdown in PRC also reduced the growth momentum in the overall environment. As a result, the demand for PC and monitors was sluggish in 2014.

Sales of computer monitors are often correlated with the sale of personal computers. In January and March 2015, IDC reported that the global unit shipments in 2014 declined by 2.1 percent compared with 2013. IDC also expected the global unit shipments will have a further decline of 4.9% in 2015. On the other hand, there has been increasing demand for mobile devices, including tablet computers. With the change of users' behavior, it led to the contraction of the traditional computer monitor market.

China’s LCD/LED Industry

China is now the world’s largest market for PCs.

According to the IDC expectation on China PC market in 2015, IDC expects that the China PC market would continue to decline as the anti-corruption campaign continues to suppress commercial spending ..

We believe the demand for PCs and LCD/LED monitors in China will continue to decrease due to increasing popularity of mobile devices. According to a governmental report released by the China Internet Network Information Center (CNNIC), as of June 30, 2014, the population of China’s internet users climbed to 632.0 million, 14.0 million more than the end of 2013. The internet penetration rate in China has reached 46.2%, an increase of 0.4% from 2013.

The Chinese Ministry of Industry and Information Technology estimated that China's Internet population will reach roughly 800 million users by 2015. Mobile Internet access is expected to further drive internet penetration in order to reach this goal. On June 30, 2014, the mobile internet users in China reached 527.0 million, an annual growth rate of 13.6% compared with June 2013.

SGOCO Products

We offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

1.	LCD/LED monitors with screen sizes up to 40 inches;

2.	AIO and PIO computers; and

3.	Application-specific LCD/LED display products, such as tablet PCs for commercial and consumer use, all-in-one e-reader notebooks, cell phone devices, mobile internet devices, e-boards that integrate software and hardware functionalities, rotating screens, CCTV monitors for security systems, billboard monitors for advertising and public notice systems, as well as touch screens for non-keyed entries.

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

To achieve a more cost efficient R&D process, we currently also outsource certain non-core R&D projects.

Marketing and Distribution

We have three primary brands that we own. These brands are:

1.	SGOCO, our flagship brand;

2.	POVIZON; and

3.	No. 10.

For the year ended December 31, 2014, sales of our own-brand and licensed products represented all of our total sales. Following the adoption of our “light-asset” business model in 2011, the percentage of our own-brand sales increased while OEM sales were de-emphasized since 2012 and became nil in year ended December 31, 2014.We may use the proceeds and intercompany payables received from the Sale of SGOCO Fujian to perform business acquisition and develop new products,

The Chinese retail computer market is still dominated by small, do-it-yourself (DIY) or custom-made PC retailers operating out of small stores or kiosks in large “Computer City” malls. To penetrate this market, we concentrated our own-brand sales through large, financially strong, electronics distributors. We believe these distributors are the best way to profitably reach the fragmented Chinese market. The distributors have the geographical customer coverage, logistical support facilities and effective credit controls necessary to properly service this market. While large consumer electronics retail chains exist in China, these chains have only recently begun to penetrate China’s large Tier 3 and Tier 4 cities. Moreover, sales to China’s large retail chains often have low margins and long payment terms.

As part of our brand-building strategy, we sell to distributors rather than selling directly to retailers. By providing signage, marketing materials and sales support to distributors and their retailers, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain. That potentially leads to greater margins for us, the distributors, or the retailers.

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

Our goal is to establish a significant market position in selected Tier 3 and Tier 4 cities. As such, we have focused our marketing and sales efforts on those portions of the Chinese market and plan to grow our international presence in the future.

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

Since March 1, 2013, SGOCO owns the following trademarks: “SGOCO”, “Shangwei” (Chinese name for SGOCO), and “POVIZON”

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

On April 1, 2012, the Company contracted with TCL Business System Technology (Huizhou) Co. Ltd. (“TCL Huizhou”) to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Huizhou. The agreement was terminated in November 2013 and we did not sell any products under the TCL brand throughout the fiscal year 2014.

C. Regulations.

Chinese government subsidies

We are entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2014, 2013 and 2012, we received grants of $0.3 million, $0.3 million, and nil, respectively, from the PRC municipal government. The grants that we received in 2014 and 2013 did not have specific requirements of usage or other condition, and they were recorded as other income upon receipt.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1)	The director of SGOCO International is Mr. Tin Man Or and Mr. Shi-bin Xie is the officer of SGOCO International.

(2)	SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. Shi-bin Xie.

(3)	Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Shi-bin Xie. The legal representative of Beijing SGOCO is Mr. Qing-hong Deng.

(4)	SGOCO Shenzhen is one of SGOCO’s operational subsidiaries in the PRC. The officer of SGOCO Shenzhen is Mr. Shi-bin Xie. The legal representative of SGOCO Shenzhen is Mr. Wen-li Hong.

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility but owns equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Beijing, Shenzhen, China.

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

Our financial statements are prepared in U.S. $ and according to accounting principles generally accepted in the U.S. See “Foreign Exchange Risk” below for information concerning the exchange rates at which RMB were translated into U.S. Dollars at on various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own-brands and distributing our branded products in the Chinese flat-panel display market. Our main products are LCD/LED monitors, All-in-One (“AIO”) and Part-in-One (“PIO”) computers and other application-specific products.

As of December 31, 2014, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen. Our main focus is on developing branded LCD/LED products for sale to the display market.

Currently, LCD/LED monitors form the core of our product portfolio. Our mission is to offer high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” and “POVIZON” to consumers residing in China’s Tier 3 and Tier 4 cities.

We are also developing and selling AIO and PIO computer through our distribution network.

Currently, the majority of our product sales are made to large, well-established, electronics distributors and trading companies, which then sell our products through their own sales channels.

We do not sell our products directly to retailers. However, by providing signage, marketing materials and sales support to distributors and their retailers under the marketing program, we raise the profile of our products and the awareness of our brands at the retail level. Selling to these distributors helps us to diversify our customer base. Additionally, selling directly to distributors who then sell directly to retailers can reduce the layers in the distribution chain potentially leading to greater margins for us, the distributors, or the retailers.

Following the Sale of Honesty Group and SGOCO (Fujian), we operate on a “light-asset” business model, which is marketing-driven with multiple brands. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong, local appeal;

2.	a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio; and

3.	a “light-asset” model that provides the flexibility to source from low-cost suppliers that meet our high quality standards.

By integrating these three elements, we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO.

In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

1.	Sale of SGOCO (Fujian).

On December 24, 2014, the Company entered into a Sale and Purchase Agreement (“SPA”) to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex, which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group, SGOCO’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014 calculated on the basis of Chinese Accounting Standards. The final amount is $11.0 million (the “Sale Price”). The Sale of SGOCO (Fujian) allowed SGOCO to restructure the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The operations of SGOCO (Fujian) are reflected in our 2014 financial statements through December 31, 2014, which was the completion date of the sale of SGOCO (Fujian). As a result, past performance may not be indicative of future performance.

2.	Sale of Honesty Group.

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

Mr. Tin Man Or owns 100% of Sun Zone. As of the date of this Annual Report, Sun Zone owned approximately 51.9% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of our company and Sun Zone.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s Board members or management in 2011 and 2014 (including former Chairman and CEO, Mr. Burnette Or, Chairman Mr. Tin Man O); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone.

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

3.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Honesty Group commenced its business in 2005 and expanded its operations in recent years. In addition, we changed our strategic marketing, distribution, and business model in recent years; and

4.	Currency Conversions. Our former PRC subsidiary, SGOCO (Fujian), and our current PRC subsidiaries, Beijing SGOCO and SGOCO Shenzhen, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.12 and RMB6.10 to $1.00 at December 31, 2014 and 2013, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2014, 2013, and 2012 were RMB6.14, RMB6.20 and RMB6.31 to $1.00, respectively.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements included with this Annual Report which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Preparing financial statements in accordance with U.S. GAAP requires that our management make estimates and assumptions affecting:

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

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Accounts receivable and other receivables

Our management reviews the composition of receivables and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. In addition, known bad debts are written off against the allowance for doubtful accounts when identified.

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

Certain of our accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as we have not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2014 and 2013, the principal amount of such factored receivable included in accounts receivable, net and short-term loan in the accompanying consolidated balance sheets totaled nil and $2.6 million, respectively.

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

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2014 and 2013

Revenue

Our sales were $43.2 million for the year ended December 31, 2014, which decreased by $157.8 million, or 78.5% from $201.0 million in the year ended December 31, 2013. The decrease in sales revenue was primarily attributable to the decrease in sales volume on weak industry growth of the traditional computer monitor market resulting from the customers' change of consumption preference to the mobile device.

Sales revenue from our top ten customers was approximately $35.4 million, or 82.0% of the total sales for the year ended December 31, 2014, which compared with $143.4 million, or 71.3% of total sales generated from our top ten customers for the year ended December 31, 2013. The top two customers accounted for 51.7% and 36.5% of total sales in 2014 and 2013, respectively. We concentrate our sales efforts in the Tier 3 and Tier 4 cities to large local distributors that include state-owned enterprises, listed companies, and overseas trading companies. We choose our distributors based on selection criteria, which includes their local presence, distribution channels, working capital conditions, and the feasibility of building long-term relationships with the ones with which we are able to negotiate the most favorable terms.

The percentage of revenues from SGOCO Brand and Licensed Brands, Key Accounts sales and others for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
SGOCO Brand and Licensed Brands	100.0%	69.2%
Key Accounts sales	-	24.6
Others	-	6.2
	100.0%	100.0%

Cost of goods sold

For the year ended December 31, 2014, cost of goods sold decreased by $143.8 million, or 77.7%, to $41.2 million from $185.0 million for the year ended December 31, 2013. The decrease in the cost of goods sold was in line with the decrease in sales.

After the Sales of Honesty Group in 2011, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal years ended December 31, 2014 and 2013 is shown below:

	2014	2013
	(In thousands)	(In thousands)
Purchases from Guancheng	$5,286	$5,104
Purchases from Guanke	6,938	125
Purchases from Guanwei	-	705
Purchases from Honesty Group	7,076	72,583
Total purchases from Honesty Group and its subsidiaries	$19,300	$78,517

Gross margin

Gross profit for the fiscal year ended December 31, 2014 was $2.0 million, a decrease of $13.9 million, or 87.3% from $15.9 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 4.7% for the year ended December 31, 2014 as compared to 7.9% for the previous fiscal year. The decrease in gross margin was mainly due to the increased price competition in China.

Selling expenses

During the year ended December 31, 2014, selling expenses were approximately $0.3 million, a decrease of $0.8 million, or 72.3%, from $1.1 million compared with the prior fiscal year.

The year-over-year decrease in selling expenses was primarily due to the decrease in sales volume. Selling expenses include sales staff’s salary and benefits, transportation and marketing program expenses, etc. Selling expenses for the fiscal year ended December 31, 2014 were 0.7% of total revenues, as compared with 0.5% of total revenues for the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $3.1 million for the year ended December 31, 2014, $0.7 million or 19.3% lower than $3.8 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The decrease in general and administrative expenses was mainly due to reduction in staff costs and tightened cost control. However, the proportion of decrease in general and administrative expenses was slower than the decrease in revenues as most of the general and administrative expenses, including the professional expenses and listing related expenses, were fixed costs .

Interest expense

Interest expense was approximately $304,000 for the fiscal year ended December 31, 2014, an increase of $44,000, or 16.9%, from $260,000 in the previous fiscal year.

(Loss) Income before provision for income taxes

As a result of the foregoing factors including the significant decrease in sales and gross profit, loss before provision for income taxes became $1.0 million for the year ended December 31, 2014, an increase in loss of $12.0 million, from a income position of $11.0 million for fiscal year of 2013.

Provision for income taxes

Provision for income tax was $1.3 million in the fiscal year of 2014 as compared with $2.6 million for the fiscal year of 2013.

There were no significant income tax rate changes for any of the Company’s legal entities in 2014. Our PRC entities in 2014 and 2013 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiary in Hong Kong is subject to Hong Kong taxation on income deriving from its activities conducted in Hong Kong at a rate of 16.5%.

Included in the income taxes for the year ended 31 December 2014 was a $0.9 million provision related to the Sale of SGOCO (Fujian). According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale or transfer of any intermediate offshore company that directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated rate in an applicable tax treaty or arrangement. Circular No. 698 applies to all such transactions conducted on or after January 1, 2008. Any late payment of this tax will be subject to interest at 0.05 percent per day.

Net (loss) income

As a result of the various factors described above, net loss for the year ended December 31, 2014 was $2.3 million, as compared to net income of $8.4 million for 2013. The net margin experienced a loss of 5.3% for the year ended December 31, 2014, as compared to 4.2% net profit margin during the same period of 2013. The loss margin in 2014 was primarily attributable to drop of revenues and decrease in gross margin of our products sold.

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

(In thousands)
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

Income before provision for income taxes

As a result of the foregoing factors including increased sales and gross profit, income before provision for income taxes was $11.0 million for the year ended December 31, 2013, an increase of $4.6 million, or 72.3% from $6.4 million for fiscal year of 2012.

Provision for income taxes

Provision for income tax was $2.6 million in the fiscal year of 2013 as compared with $2.2 million for the fiscal year of 2012.

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

Inflation

According to the National Bureau of Statistics of China www.stats.gov.cn, the annual average percent changes in the consumer price index in China for 2014, 2013 and 2012 were an increase of 2.0%, an increase of 2.6%, and an increase of 2.6%, respectively.

We have not been materially affected by inflation in the past. But, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Analysis of Financial Condition

Comparison as of December 31, 2014 and December 31, 2013

Accounts Receivable

Accounts receivable decreased to $0.9 million as of December 31, 2014, from $48.1 million as of December 31, 2013. The decrease in accounts receivable was primarily impacted by the Sale of SGOCO (Fujian) as the accounts receivables were part of the assets sold with SGOCO (Fujian). Accounts receivable on December 31, 2014 primarily represented the receivables of both SGOCO International and SGOCO Shenzhen.

Our major customers are large well-established distributors and trading companies with relatively strong financial strength and credits. Careful monitoring of the credit quality of our customers enabled us to avoid experiencing any major losses in our accounts receivable.

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

Financial instruments that subject us to a concentration of credit risk consist of cash and accounts receivable. We maintain balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2014 and 2013, we had deposits, in excess of insured limits totaling $0.1 million and $13.3 million, respectively. We have not experienced any losses in such accounts and believe we are not exposed to any significant risks to the cash in our bank accounts.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Sales revenue from two major customers was $22.3 million, or approximately 51.7% of the Company’s total sales for the year ended December 31, 2014, with each customer individually accounting for 37.8% and 13.9% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2014. The Company’s accounts receivable from these customers was approximately $0.7 million as of December 31, 2014.

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

Two major vendors provided approximately 64.3% of total purchases (including 46.9% of purchases from Honesty Group) by the Company during the year ended December 31, 2014. The Company had no accounts payable due to these vendors as of December 31, 2014.

Two major vendors provided approximately 71.0% of total purchases (including 42.4% of purchases from Honesty Group) by the Company during the year ended December 31, 2013. The Company had made advances of $32.8 million and a rental deposit of $10,000 to these vendors as of December 31, 2013.

One major vendor (Honesty Group) provided approximately 77.4% of total purchases by us during the year ended December 31, 2012. We had made advances of $9.4 million, rental deposit of $10,000 and owed accounts payable to this vendor of $2.0 million as of December 31, 2012

Inventory

Inventory decreased to a minimal balance as of December 31, 2014 from $7.0 million as of December 31, 2013. The significant decrease in inventory was primarily due to the Sale of SGOCO (Fujian) as the inventory was part of the assets sold with SGOCO (Fujian).

Advances to suppliers

Advances to suppliers decreased to $0.1 million as of December 31, 2014 from $33.8 million as of December 31, 2013. The significant decrease in advance to supplier was primarily due to the Sale of SGOCO (Fujian) as the advance to supplier was part of the assets sold with SGOCO (Fujian).

Cash and cash equivalents

As of December 31, 2014, the Company held $0.1 million in cash and cash equivalents and $85.2 million in working capital. As of December 31, 2013, we had $13.5 million in cash and cash equivalents and $87.6 million in working capital. The current ratios were 12.6 and 6.2 as of December 31, 2014 and 2013, respectively.

B. Liquidity and capital resources.

After the Sale of SGOCO (Fujian), SGOCO’s current asset position decreased while its capital expenditures and liabilities were reduced to a lower level with the “light-asset” business model. The liquidity ratios of the Company continue to improve and capital requirements continue to decrease.

Revenue in 2014 decreased 78.5%. After the Sale of SGOCO (Fujian), accounts receivable turnover was 1.76x (or a 207-day average collection period, or ACP) for the fiscal year of 2014, which compares with an accounts receivable turnover of 3.7x (or a 98-day average collection period, or ACP) from the prior fiscal year. The longer payment terms granted to customers were due largely to the Company’s efforts in retaining quality distributors in the face of increased competition in China’s general display markets.

Our 2014 inventory turnover rate slowed down to 11.7x (or 31 days on hand) from 29.0x (or 13 days on hand) in 2013. The slowdown in inventory turnover was primarily due to the reduction of inventory purchases to respond to the decrease of revenues.

We will monitor the market situation closely and may continue the strategy of prepaying our suppliers to ensure the supply of products at relatively lower cost levels. As of December 31, 2014, we had 1 supplier as compared to 9 suppliers as of December 31, 2013 that we had made advances to secure our products needs and to obtain favorable pricing. We will continue to closely manage these advances to balance the need for lower products cost and sufficient cash flow.

Costs of goods sold decreased in 2014 by 77.7%. However, at the same time we accelerated our accounts payable turnover to 31.0x (or 12 days average payment period) from 26.3x (or 14 days average payment period) in 2013. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality supplies of products.

Our principal source of liquidity in 2014 has been cash generated by our operations and borrowings. As of December 31, 2014, we held $0.1 million in cash and cash equivalents and had working capital of $85.2 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S. As of the date of the Annual Report, we have received $75.9 million from Apex in relation to the sale of SGOCO (Fujian), and the remaining $15.5 million is due in June 2015according to the payment schedule of the SPA. The capital will be used for new investments and exploring new products, including but not limited to acquiring equities of potential target companies related to electronic and internet-related businesses and enriching the Company’s product range.

If we need to raise additional financing, we may sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and ability to pay dividends to shareholders, among other restrictions. If we cannot obtain additional equity or debt financing as required, we will, among other things, be required to tighten credit terms, hold less inventory, reduce advances to suppliers and slow down investment in capital expenditures, which would result in slower growth in revenues and profits.

Debt

During the year ended December 31, 2014, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.6 million to the Company. As of December 31, 2014, $0.5 million was repaid and the outstanding amount due to Sun Zone was $0.1 million. The amount was non-interest bearing, unsecured and repayable on demand.

Pursuant to the SPA, Apex assumed all debt of SGOCO (Fujian). After the Sale of SGOCO (Fujian), SGOCO did not have any short-term loans or other loans from banks.

At December 31, 2014, we had agreements with banks in Hong Kong under which we sell trade receivables with recourse, but there is nil balance outstanding.

At December 31, 2013, we had agreements with banks in Hong Kong under which we sell trade receivables with recourse and a credit facility with China Everbright Bank in the PRC, as follows:

Description	Principal Amount Outstanding (In thousands)	Interest Rate(s)	Expiration Date(s)

Agreements for sale of receivables	$2,633	1.6%-1.7%	January 21, 2014
Credit facility	$4,101	7.2%	September 25, 2014

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

Related Party Transactions

During the year ended December 31, 2014, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.6 million to the Company. As of December 31, 2014, $0.5 million was repaid and the outstanding amount due to Sun Zone was $0.1 million. The amount was non-interest bearing, unsecured and repayable on demand.

C. Research and development, patents and licenses, etc.

Product Development

Starting in 2009, we initiated several product development initiatives aimed at meeting evolving market demand and at strengthening our position as a value-priced producer of branded LCD/LED products.

We are designing, engineering and testing several new products for future introduction based on market demand: e-Boards; AIO; PIO; mobile internet devices such as tablet PCs; multi-touch screen monitors; 3D LCD/LED TVs; LED-backlit monitors; and large-scale, multi-screen display systems for advertising, public announcement and other institutional uses.

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

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2014, 2013 and 2012 amounted to $0.1 million, $0.2 million and $0.2 million, respectively.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2014, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$-	$-	$-	$-	$-
Operating lease obligations (2)	334	254	80	-	-
Total	$334	$254	$80	$-	$-

(1)	The registered capital of SGOCO Shenzhen is $5.0 million. As of December 31, 2014, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International is required to pay $1.0 million and the remaining $4.0 million within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

(2)	Lease obligations for our office premises, warehouses, computer and other hardware.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Tin Man Or	72	Chairman and Director
Frank Wu	43	Director
Pruby He	32	Director
John Chen	42	Director
Helen Hsu	44	Director
Shi-bin Xie	38	Chief Executive Officer and President
Johnson Lau	41	Chief Financial Officer
Tony Zhong	31	Vice President of Finance
Jin-feng Li	39	Vice President of Product Development

1 As of March 31, 2015

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

Pruby He, Director. Mr. Pruby He has been a director since June 30, 2014. Mr. He, aged 32, is an expert in internet industry and has ten years of experience in IT product development, media strategy and marketing. In the early 2014, he set up Bequ.com, a China based travel service platform which is designed to provide professional travel consultancy and extensive product line for individual needs. As the founder and CEO of Bequ.com, Mr. He operated the business and successfully raised funding from various private equity and venture capitals. Prior to that, he served as General Manager of Micromega Technology., Ltd and Product Manager of Arrow Electronics, ST microelectronics and QQ.com from 2004 to 2012. He holds a Bachelor degree in Electronic Engineering from the Chengdu University of Technology, China.

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

Helen Hsu, Director. Ms. Helen Hsu has been a director since April 26, 2013. She has over 20 years’ experience in accounting. Ms. Hsu graduated from The Chinese University of Hong Kong with a bachelor degree in business administration. Ms. Hsu had been working with Ernst & Young for 18 years and was a partner of Ernst & Young before she retired from the firm in February 2011. Ms. Hsu is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Ms. Hsu is currently an independent non-executive director of Perfect Shape (PRC) Holdings Limited (stock code: 1830), China Forestry Holdings Co. Ltd. (stock code: 930), Branding China Group Limited (stock code: 8219), Fujian Nuoqi Co., Ltd (stock code: 1353) and Richly Field China Development Limited (stock code: 313).

Shi-bin Xie, Chief Executive Officer and President. Mr. Xie has been appointed as Chief Executive Officer and President since November 1, 2014. He joined SGOCO in July 2012 as Vice President of Sales. He has over 15 years of experience in sales and marketing, specializing in Chinese display products. From 2010 to 2012, Mr. Xie served as Vice President of Sales in Shenzhen Dongqiao Huahan Technology Co., Ltd. From 2005 to 2010, Mr. Xie served as the General Manager of Shenzhen Qinghua Ziguang Technology Co., Ltd. Prior to that, Mr. Xie served sales and marketing manager roles in various companies in China from 1997 to 2005. Mr. Xie holds a Bachelor of Science in Engineering from the East China Institute of Technology.

Johnson Lau, Chief Financial Officer. Mr. Lau is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and CPA Australia. Mr. Lau has over 17 years of experience in the accounting profession. Mr. Lau started his career in Deloitte in Hong Kong and Beijing from 1997 to 2004. Prior to joining SGOCO on July 2, 2013, Mr. Lau worked in various public companies in the United States and England as Director of Finance and CFO for ten years. He holds a bachelor degree in commerce from Monash University, Australia. Mr. Lau is currently an independent non-executive director of Sky People Juice, Inc. (NASDAQ: SPU).

Tony Zhong, Vice President of Finance. Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, an NYSE listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK.

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

For the year ended December 31, 2014, the aggregate cash compensation paid to our executive officers was approximately $422,000. There were 80,000 ordinary shares and stock options granted to executive officers in March 2015 for their service rendered.

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

There were no awards granted under the 2010 Plan during the years ended December 31, 2014 and 2013, however, 207,000 ordinary shares were awarded in January 2012 to our independent directors, consultants and employees, 80,000 ordinary shares were issued in March 2013 to our independent directors and 115,000 ordinary shares were issued in July 2013 to our independent directors, consultants and employees. In January 2014, 160,000 ordinary shares were issued to our independent directors and employees (including certain executive officers). In January 2015, 180,000 ordinary shares were issued to our independent directors, consultants and employees (including certain executive officers).

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

C. Board Practices.

Board of Directors

Our Board of Directors currently has five directors. Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of less than two directors with no maximum number. Our directors shall hold office until their successors are elected or appointed, which will be at the Company’s next annual meeting of shareholders. We do not have service contracts with our directors and do not provide our directors with any benefits upon termination of their service.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Ms. Hsu and Messrs. Wu, Chen and He meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

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

Compensation Committee. Our compensation committee consists of Mr. Wu (Chairperson), Mr. Chen and Mr. He. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee. Our nominating committee consists of Ms. Hsu (Chairperson), Mr. Wu and Mr. He. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

Following the Sale of SGOCO (Fujian), only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were retained by the Company. As a result, the number of our full-time employees decreased from 76 as of December 31, 2013 to 22 as of December 31, 2014. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of March 31, 2015, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2015 by the sum of 17,594,861, being the number of ordinary shares issued and outstanding as of as of March 31, 2015 , plus the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2015 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Tin Man Or (1)	9,140,000	51.9%
Frank Wu	20,000	*
John Chen	20,000	*
Helen Hsu	40,000	*
Pruby He	20,000	*
Shi-bin Xie	20,000	*
Jin-feng Li	20,000	*
David Xu	20,000	*
Johnson Lau	40,000	*
Tony Zhong	25,000	*

Principal Shareholders
Sze Kit Ting	2,260,231	12.8%
Shuk Yu Wong (2)	383,024	2.2%

“*” Indicates less than 1%

(1)	The shares listed in the table are held by Sun Zone Investments Limited (“Sun Zone”), a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by our Chairman Mr. Tin Man Or, in connection with the Acquisition, both are directors of Sun Zone.

(2)	Ms. Wong is the spouse of Mr. Tin Man Or.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2015, we had 17,594,861 ordinary shares issued and outstanding. To our knowledge, as of such date, we had at least three (3) record holders of our shares located in the U.S. that held an aggregate of 41,431 ordinary shares. The number of beneficial owners of our ordinary shares in the U.S. is likely to be much larger than the number of Holders of record of our ordinary shares in the U.S.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Mr. Tin Man Or owns Sun Zone, a British Virgin Islands corporation.

During the year ended December 31, 2014, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.6 million to the Company. As of December 31, 2014, $0.5 million was repaid and the outstanding amount due to Sun Zone is $0.1 million. The amount was non-interest bearing, unsecured and repayable on demand.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits based on PRC accounting standards and regulations. Our Chinese subsidiaries, Beijing SGOCO and SGOCO Shenzhen, are also required to withhold at least 10% of their after-tax profit based on China’s accounting standards each year as their general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

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

On February 10, 2015, we received another letter (the "Notification Letter") from NASDAQ notifying us that it is not in compliance with the minimum bid price requirement set forth in NASDAQ Rules for continued listing on The NASDAQ Capital Market. NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's ordinary shares for the 30 consecutive business days from December 22, 2014 to February 9, 2015, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact our listing on The NASDAQ Capital Market at this time. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until August 10, 2015, to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, our ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by August 10, 2015, we may be eligible for additional time to regain compliance.

Our warrants were quoted on the OTC Bulletin Board under the symbol SGTWF through June 1, 2012 and thereafter were quoted on the OTC Pink Market. FINRA delisted our warrants from the OTC Bulletin Board effective June 1, 2012 due to our failure to timely file the prior Annual Report. Our ordinary shares, warrants, and units were previously traded on the OTC Bulletin Board under the symbols HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. Each unit consisted of one ordinary share and one warrant. Our ordinary shares and warrants commenced to trade separately on April 9, 2008. These warrants expired on March 7, 2014.

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

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High	Low
2014	$	N/A	$	N/A	$4.34	$0.59	$0.05	$0.05
2013	$	N/A	$	N/A	$8.33	$0.70	$1.25	$0.02
2012	$	N/A	$	N/A	$3.78	$0.61	$0.20	$0.01
2011	$	N/A	$	N/A	$6.88	$1.25	$0.75	$0.10
2010		$9.25		$7.00	$8.00	$4.50	$1.15	$0.18

Quarterly Highs and Lows	High		Low		High	Low	High		Low
2015
Second Quarter (through April 30, 2015)	$	N/A	$	N/A	$0.70	$0.46	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$0.95	$0.38	$	N/A	$	N/A
2014
Fourth Quarter	$	N/A	$	N/A	$1.87	$0.51	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$4.34	$1.27	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$4.02	$1.88	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$4.29	$2.98		$0.05		$0.05
2013
Fourth Quarter	$	N/A	$	N/A	$8.33	$2.67		$1.25		$0.02
Third Quarter	$	N/A	$	N/A	$4.57	$1.51		$0.05		$0.03
Second Quarter	$	N/A	$	N/A	$3.40	$0.70		$0.05		$0.02
First Quarter	$	N/A	$	N/A	$1.46	$1.00		$0.03		$0.02

Monthly Highs and Lows	High		Low		High	Low	High		Low
April 2015	$	N/A	$	N/A	$0.70	$0.46	$	N/A	$	N/A
March 2015	$	N/A	$	N/A	$0.94	$0.42	$	N/A	$	N/A
February 2015	$	N/A	$	N/A	$0.60	$0.38	$	N/A	$	N/A
January 2015	$	N/A	$	N/A	$0.95	$0.52	$	N/A	$	N/A
December 2014	$	N/A	$	N/A	$1.66	$0.51	$	N/A	$	N/A
November 2014	$	N/A	$	N/A	$1.75	$1.44	$	N/A	$	N/A

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

On September 26, 2013, we entered into a credit facility agreement with China Everbright Bank of RMB50 million and borrowed a short term bank loan of RMB25 million (approximately equivalent to $ 4.1 million) on the same day. The credit facility agreement was guaranteed by Guanke with a fee of $19,000. The loan borne interest at 7.2% per annum and was repaid on September 25, 2014 upon maturity.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2014, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2014 and 2013 .

In addition, our actual PFIC status for our 2014 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Mr. Shi-bin Xie and Chief Financial Officer, Mr. Johnson Lau, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.. Based on our assessment, as of December 31, 2014, our internal control over financial reporting is effective.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2014 and 2013.

	2014	2013
Audit Fee	$222,107	$290,890
Audit-Related Fees	-	-
Total	$222,107	$290,890

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. The 2014 fees include the Company’s 2013 annual audit. The 2013 fees include the Company’s 2012 annual audit and interim review fee of 2013.

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

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in certifying accountant for the period beginning on January 1, 2013 and ending on the date of filing of this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3	Employment Agreement between Burnette Or and SGOCO International (HK) Ltd. dated April 1, 2013 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.4	Employment Agreement between Johnson Lau and SGOCO International (HK) Ltd. dated July 1, 2013 (incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.5	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.6	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.7	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.8	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.9	Summary of Credit facility agreement and loan agreement with China Everbright Bank (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.10*	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd.

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited

101*	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: May 15, 2015	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath (HK) CPA Limited
Crowe Horwath (HK) CPA Limited
Hong Kong, China
May 15, 2015

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of U.S. dollars except share and per share data)

	2014	2013
ASSETS
CURRENT ASSETS
Cash	92	13,497
Accounts receivable, net of provision for doubtful accounts of nil and $98, respectively	910	48,063
Notes receivable	-	1,316
Other receivables and prepayments	51	744
Receivable from sale of a subsidiary	91,379	-
Inventories	1	7,017
Advances to suppliers	33	33,824
Prepaid income taxes	17	-
Other current assets	56	51
Total current assets	92,539	104,512

PLANT AND EQUIPMENT, NET	14	223

Total assets	92,553	104,735

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	-	6,734
Accounts payable, trade	606	2,052
Loan from a shareholder	100	-
Other payables and accrued liabilities	209	695
Customer deposits	198	999
Taxes payable	6,241	6,126
Warrant derivative liability	2	21
Deferred tax liabilities	-	319

Total liabilities	7,356	16,946

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2014 and 2013	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,414,861 and 17,660,356 shares issued and outstanding as of December 31, 2014 and 2013, respectively	18	18
Paid-in-capital	25,589	25,052
Statutory reserves	-	809
Retained earnings	59,601	61,080
Accumulated other comprehensive (loss) income	(11)	830
Total shareholders' equity	85,197	87,789

Total liabilities and shareholders' equity	92,553	104,735

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of U.S. dollars except share and per share data)

	2014	2013	2012

REVENUES	43,230	200,974	166,701

COST OF GOODS SOLD	41,213	185,045	154,221

GROSS PROFIT	2,017	15,929	12,480

OPERATING EXPENSES:
Selling expenses	297	1,073	670
General and administrative expenses	3,069	3,802	5,322
Total operating expenses	3,366	4,875	5,992

(LOSS) INCOME FROM OPERATIONS	(1,349)	11,054	6,488

OTHER INCOME (EXPENSES):
Interest income	338	12	8
Interest expense	(304)	(260)	(61)
Other income (expense), net	319	192	(130)
Change in fair value of warrant derivative liability	19	(3)	75
Total other income (expenses), net	372	(59)	(108)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(977)	10,995	6,380

PROVISION FOR INCOME TAXES	1,311	2,551	2,167
NET (LOSS) INCOME	(2,288)	8,444	4,213

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(36)	805	(59)
Realization of foreign currency translation gain relating to disposal of a subsidiary	(805)	-	-

COMPREHENSIVE (LOSS) INCOME	(3,129)	9,249	4,154

(LOSS) INCOME PER SHARE:
Basic	(0.13)	0.49	0.25
Diluted	(0.13)	0.49	0.25

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,406,069	17,193,189	17,059,575
Diluted	17,406,069	17,193,189	17,059,575

 The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	(Loss) Income	Total

BALANCE, January 1, 2012	17,258,356	17	24,555	54	49,178	84	73,888
Shares issued for equity compensation plan	207,000	-	273	-	-	-	273
Net income	-	-	-	-	4,213	-	4,213
Appropriations to statutory reserves	-	-	-	347	(347)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(59)	(59)
BALANCE, December 31, 2012	17,465,356	17	24,828	401	53,044	25	78,315
Shares issued for equity compensation plan	195,000	1	224	-	-	-	225
Net income	-	-	-	-	8,444	-	8,444
Appropriations to statutory reserves	-	-	-	408	(408)	-	-
Foreign currency translation adjustment	-	-	-	-	-	805	805
BALANCE, December 31, 2013	17,660,356	18	25,052	809	61,080	830	87,789
Shares issued for equity compensation plan	160,000	1	537	-	-	-	538
Escrow shares cancelled	(405,495)	(1)	-	-	-	-	(1)
Net loss	-	-	-	-	(2,288)	-	(2,288)
Foreign currency translation adjustment	-	-	-	-	-	(36)	(36)
Realization of foreign currency translation gain relating to disposal of a subsidiary	-	-	-	-	-	(805)	(805)
Reclassification of statutory reserves upon disposal of a subsidiary	-	-	-	(809)	809	-	-
BALANCE, December 31, 2014	17,414,861	18	25,589	-	59,601	(11)	85,197

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of U.S. dollars)

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(2,288)	8,444	4,213
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	19	76	69
Bad debt provision	-	98	-
Change in fair value of warrant derivative liability	(19)	3	(75)
Share-based compensation expenses	538	225	273
Deferred income taxes	-	314	-
Change in operating assets
Accounts receivable, trade	14,275	10,953	(39,496)
Notes receivable	1,316	(1,294)	-
Other receivables and prepayments	521	(561)	587
Inventories	2,009	(1,093)	34,557
Prepaid income tax	(17)	-	-
Advances to suppliers	(42,814)	(4,344)	(23,797)
Other current assets	53	31	(16)
Change in operating liabilities
Accounts payable, trade	13,495	(10,195)	7,390
Other payables and accrued liabilities	1,943	141	(164)
Customer deposits	(200)	(189)	997
Taxes payable	385	(1,225)	1,575
Net cash (used in) provided by operating activities	(10,784)	1,384	(13,887)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of a subsidiary, net of cash disposed of $25	(25)	-	18,734
Purchase of equipment and construction-in-progress	-	(32)	(106)
Net cash (used in) provided by investing activities	(25)	(32)	18,628

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 - Continued

(In thousands of U.S. dollars)

	2014	2013	2012

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	-	6,668	6,230
Payments on short-term loan	(2,599)	(6,230)	-
Proceeds from loan from a shareholder	600	-	-
Payments on loan from a shareholder	(500)	(209)	-
Net cash (used in) provided by financing activities	(2,499)	229	6,230

EFFECT OF EXCHANGE RATE ON CASH	(97)	368	42

INCREASE (DECREASE) IN CASH	(13,405)	1,949	11,013

CASH, beginning of year	13,497	11,548	535

CASH, end of year	92	13,497	11,548

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	304	260	61
Cash paid for income taxes	963	3,205	575

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Receivable from the sale of a subsidiary	91,379	-	-
Settlement of consideration receivable – received in finished goods	-	-	38,397

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO” or “we”, “our” or “us”) was incorporated under Cayman Islands’ law on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the Peoples Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

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

In April 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

The Company is focused on designing innovative products and developing its own-brands for sale in the Chinese flat-panel display market. Its main products are LCD/LED monitors, TVs and other application-specific products. The Company intends to offer high quality LCD/LED products under brands that it controls and licenses such as “SGOCO”, “No. 10” and “POVIZON” to consumers residing in China’s Tier 3 and Tier 4 cities. The Company is also distributing the LCD/LED products to the international markets.

On April 1, 2012, the Company contracted with TCL Business System Technology (Huizhou) Co. Ltd. (“TCL Huizhou”) to be the exclusive distributor in China for TCL brand display products. This agreement effectively replaces the June 2010 agreement signed with TCL Huizhou. The agreement was terminated in November 2013.  During the years ended December, 31, 2014, 2013 and 2012, the Company derived net revenue of nil, $2,762 and $3,588 from sales of TCL brand products.

Sale of SGOCO (Fujian)

On December 24, 2014, the Company entered into a Sale and Purchase Agreement (“SPA”) to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. It previously purchased Honesty Group Holdings Limited, SGOCO’s prior manufacturing business, in November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed SGOCO to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014 calculated on the basis of Chinese Accounting Standards. The final amount is $11.0 million (the “Sale Price”).

Net assets of SGOCO (Fujian) as of December 31, 2014 (date of disposal):

Book amount
Cash	25
Accounts receivable, trade	32,340
Other receivables	168
Inventories	4,955
Advances to suppliers	75,554
Other current assets	2,108
Plant and equipment, net	132
Short-term loan	(4,086)
Accounts payable, trade	(16,259)
Amounts due to SGOCO and other group entities	(80,404)
Other payables and accrued liabilities	(2,397)
Customer deposits	(595)
Taxes payable	(249)
Deferred tax liabilities	(317)

Net assets as of December 31, 2014 (date of disposal)	10,975

Consideration receivable	10,975
Amounts due to SGOCO and other group entities	80,404

Receivable from sale of a subsidiary	91,379

Income statement of SGOCO (Fujian) from January 1, 2014 to December 31, 2014 (date of disposal):

Revenues	34,696
Cost of goods sold	(33,515)
Total operating expenses	(589)
Total other income (expenses), net	403
Provision for income taxes	(249)
Net income	746

According to the SPA, Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to SGOCO and its affiliates, which amounted to $80.4 million. Under the SPA, payments shall be made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables (totaling $91.4 million). The first installment was due 14 days after the completion of the transaction, which was timely made, and the last installment (approximately 10% of the sale price) will be settled prior to June 30, 2015. The transfer of the Sale Equity was effective on December 31, 2014. As of April 30, 2015, Apex has paid the aggregated amount of $75.9 million to the Company as installment payments of the Sale Price and settlement of the Payables.

Payment of the Sale Price and Payables are secured by a pledge of the Sale Equity and the assets of SGOCO (Fujian). There shall be imposed upon Apex a 2% per month liquidated damage charge for any late payment computed upon the amount of any outstanding principal and accrued interest whose payment to the Company is overdue for more than 30 days under this Agreement. In the event that Apex does not make the installment payments, the Company will have the right to take back ownership of the Sale Equity or force the Apex to liquidate the cash, accounts receivable and advances to suppliers of SGOCO (Fujian) to have sufficient funds to make the payments to the Company.

The SPA also states that SGOCO has a right of first refusal for a period of five years that prohibits Apex from selling, assigning or otherwise transferring any material interests, ownership or rights in or related to SGOCO (Fujian) including any equity, leases, businesses and equipment to a third party, without first offering to sell or transfer to SGOCO.

The accounting gain from the disposal of SGOCO (Fujian) was nil based on the disposal date of December 31, 2014 when management deemed SGOCO to have ceded operating control over SGOCO (Fujian).

The operations of SGOCO (Fujian) are reflected in our 2014 financial statements through December 31, 2014, which was the completion date of the sale of SGOCO (Fujian). As a result, past performance may not be indicative of future performance.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2014 and up to the date of disposal of SGOCO (Fujian):

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
SGOCO (Fujian)	Jinjiang City, China	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
SGOCO Shenzhen	Shenzhen, China	100%

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to the collectability of its receivables and the fair value and accounting treatment of certain financial instruments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

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

Accounts receivable, note receivables and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2014 and 2013, there was nil and $98 allowance for uncollectible accounts receivable respectively. Management believes that the remaining accounts receivable are collectable.

Notes receivable are promissory notes issued by the banks to make payment on behalf of trade debtors. The Group does not provide allowance for notes receivable in the absence of bad debt experience and the high credit quality of the banks.

Certain of the Company’s accounts receivable are sold with recourse to banks in Hong Kong. The sales of these receivables have been accounted for as short-term loans, as the Company has not met the criteria for sale treatment in accordance with Accounting Standards Codification (ASC) 860-30, Transfers and Servicing - Secured Borrowing and Collateral. The principal amount of the accounts receivable sold with recourse is included in both accounts receivable, net and short-term loan until the underlying obligations are ultimately satisfied through payment by the customers to the banks. As of December 31, 2014 and 2013, the principal amount of such factored receivable included in accounts receivable, net and short term loans in the accompanying consolidated balance sheets totaled nil and $2,633, respectively.

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

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets by comparing the asset's estimated fair value with its carrying value, based on cash flow methodology. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of December 31, 2014 and 2013, management believes there was no impairment of long-lived assets.

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

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans and customer deposits.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2014	Fair Value Measurement at December 31, 2014
		Level 1	Level 2	Level 3
Warrant derivative liability	$2	$-	$2	$-

	Carrying Value at December 31, 2013	Fair Value Measurement at December 31, 2013
		Level 1	Level 2	Level 3
Warrant derivative liability	$21	$12	$9	$-

As of December 31, 2014 and 2013, there was no asset or liability measured at fair value on a non-recurring basis.

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There were no sales returns during the years ended December 31, 2014, 2013 and 2012.

Government grants

The Company was entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2014, 2013 and 2012, the Company received grants of $358, $302, and nil, respectively, from the PRC municipal government. The grants that the Company received in 2014 and 2013 did not have specific requirement of usage or other condition, and they were recorded as other income upon receipt.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the year ended December 31, 2014 and 2013, the Company incurred $24 and $71 of interest related to income taxes. No material penalties or interest relating to income taxes were incurred during the year ended December 31, 2012. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

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

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred for the years ended December 31, 2014, 2013 and 2012.

Shipping and handling

Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2014, 2013 and 2012, amounted to $86, $536 and $327, respectively.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2014, 2013 and 2012 amounted to $56, $175 and $244, respectively.

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

The balance sheet amounts with the exception of equity were translated at RMB6.12 and RMB6.10 to $1.00 at December 31, 2014 and 2013, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2014, 2013 and 2012 were RMB6.14, RMB6.20 and RMB6.31 to $1.00, respectively.

Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.  In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. The Company is currently reviewing the effect of ASU 2014-09 on its revenue recognition.

In June 2014, the FASB issued ASU 2014-12, "Compensation - Stock Compensation (Topic 718)" which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guideline is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 - Accounts receivable, trade

Accounts receivable as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013

Accounts receivable	$910	$48,161
Allowance for doubtful accounts	-	(98)
	$910	$48,063

The movements in allowance for doubtful accounts are as follows:

	2014	2013

Balance at the beginning of the year	$98	$-
Addition	-	98
Disposal of a subsidiary	(98)	-
Balance at the end of the year	$-	$98

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 4 - Other receivables and prepayments

Other receivables and prepayments as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013

Value added tax and miscellaneous tax recoverable	$-	$490
Other prepayments	51	254
Other receivables and prepayments	$51	$744

Note 5 - Inventories

Inventories consisted of the following as of December 31, 2014 and 2013:

	December 31,
	2014	2013

Finished goods	$1	$7,017

Note 6 - Advances to suppliers

Advances to suppliers as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013

Advances to Honesty Group	$-	$16,888
Advances to other suppliers	33	16,936
Advances to suppliers	$33	$33,824

The Company makes advances to Honesty Group and other vendors for inventory purchases.

Note 7 - Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2014 and 2013:

	December 31,
	2014	2013

Leasehold improvements	$36	$36
Machinery and equipment	1	447
Vehicles and office equipment	19	112
Total	56	595
Less: accumulated depreciation	(42)	(372)
Plant and equipment, net	$14	$223

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $19, $76 and $69, respectively.

Note 8 - Debt and credit facilities

Total interest incurred amounted to $304, $260 and $61 for the years ended December 31, 2014, 2013 and 2012, respectively.

On December 31, 2013, the Company had short-term bank borrowings consisting of an unsecured bank loan of $4,101 (RMB25 million) drawn from a credit facility granted of RMB50 million by a local bank in the PRC. The loan was repaid in September 2014. The credit facility was guaranteed by Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke”), a former subsidiary of the Company, with an annual guarantee fee of $19. The remaining borrowings are accounts receivable sold with recourse to banks in Hong Kong, and fully settled prior to December 2014. The effective interest rates and the amounts outstanding under these lines of credit and agreements at December 31, 2014 and 2013 are presented in the following table. Such amounts are included in short-term loans in the accompanying consolidated balance sheets.

Total short-term loans were as follows:

	Interest	December 31,
	Rate(s)	2014	2013

Short-term bank loan	7.2%	$-	$4,101
Agreements for sale of receivables	1.6%-1.7%	-	2,633
Total short-term loans		$-	$6,734

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

The Company’s subsidiary incorporated in Hong Kong manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap). Total pension expense incurred by the Company was $73, $135 and $74 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

During the year of 2011, the Company bought back 967,177 public warrants through private negotiations for total consideration of $361 with an average price $0.37 per warrant. In the event that the last sale price of an ordinary share exceeds $11.50 per share for any 20 trading days within a 30-trading day period, the Company has the option to redeem Public Warrants at a price of $0.01 per warrant. These warrants were publicly traded and valued at the quoted market price of $0.02 per warrant as of December 31, 2013, and expired on March 7, 2014. As a result, nil and 598,850 Public Warrants were outstanding at December 31, 2014 and 2013, respectively.

Unit Options

Connected with the IPO in March 2008, the Company issued an option (“Unit Options”) on a total of 280,000 units with each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”) to the underwriters, Broadband Capital Management LLC. The Unit Option permits the acquisition of 280,000 Units at $10.00 per unit. Those Representative Warrants were excisable at $8.00 per share. The Unit Options included the Representative Warrants expired on March 7, 2014. As a result, nil and 280,000 Unit Options were outstanding at December 31, 2014 and 2013, respectively.

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

During 2011, the Company bought back 53,096 warrants from the underwriters for $27 with a price $0.50 per warrant. As a result, there were 13,571 outstanding underwriter warrants as of December 31, 2014 and 2013. The Company utilized the American Binomial Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2014 at $2 with an exercise price of $6.00, market price of $0.62, expected remaining term of one year, expected volatility of 176%, and a risk free rate of 0.11%.

The Company utilized the Cox-Ross Rubinstein Binomial Model to estimate the value of the underwriter warrants as of December 31, 2014 at $2, with an exercise price of $6.00, market price of $0.62, expected remaining term of one year, expected volatility of 176%, and a risk free rate of 0.11%.

As of December 31, 2014, the fair value of the underwriter warrants was $2. The amount of $19 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2014.

As of December 31, 2013, the fair values of the public warrants, underwriter warrants and Unit Option were $12, $3 and $6 respectively. The amount of $3 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2013.

A summary of changes in warrant activity is presented as follows as of December 31, 2014:

	Public Warrants	Unit Options *	Underwriter Warrants

Outstanding, January 1 and December 31, 2013	598,850	280,000	13,571
Expired	(598,850)	(280,000)	-

Outstanding, December 31, 2014	-	-	13,571

* Each unit option included one ordinary share and one ordinary share warrant.

Note 11 - Other payables and accrued liabilities

Other payables as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013

Accrued professional fees	$130	$89
Accrued staff costs and staff benefits	27	181
Accrued transportation expenses	-	222
Accrued miscellaneous purchases	-	98
Other taxes payable	50	11
Others	2	94
Other payables and accrued liabilities	$209	$695

Note 12 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2014 and 2013.

Issuance of capital stock

On January 21, 2014, a total of 160,000 ordinary shares were issued to the Company’s directors and certain employees , which vested immediately. The grant date fair value was $3.36 per share. Share-based compensation expense of $538 was recognized in the consolidated statements of comprehensive income (loss) in 2014.

On March 1, 2013 and June 3, 2013, a total of 195,000 ordinary shares were issued to the Company’s employees, directors and consultants. Share-based compensation expense of $225 was recognized in the consolidated statements of comprehensive income (loss) in 2013.

On January 1, 2012, a total of 207,000 ordinary shares were issued to our employees, directors and consultants. Share-based compensation expense of $273 was recognized in the consolidated statements of comprehensive income (loss) in 2012.

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

For the years ended December 31, 2014, 2013 and 2012, the Company made appropriations of nil, $408 and $347 to the statutory reserves, respectively.

Note 14 - Income taxes

Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%.

SGOCO International is incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2014, 2013 and 2012.

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

All subsidiaries in China are subject to 25% EIT tax rate throughout the periods presented.

The Income Tax Laws also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2014, 2013 and 2012, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2014, 2013 and 2012. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2014 were nil (2013: $7,219).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(5.8)	(5.6)	(3.0)
Valuation allowance	(37.5)	2.1	1.0
Tax on disposal of SGOCO (Fujian) (a)	(89.9)	-	-
Other (b)	(26.0)	1.7	11.0
Effective income taxes	(134.2)%	23.2%	34.0%

Notes:

(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2014 was an amount of $877 on the Sale of SGOCO (Fujian).

Included in income tax payable as of December 31, 2014 were payables made for the Sale of Honesty Group and Sale of SGOCO (Fujian) of $6,240 (2013: payables made for the Sale of Honesty Group of $5,363). The amounts remained unpaid as of the date of this Annual Report. The Company has already submitted relevant documents to the PRC tax bureau regarding the Sale of Honesty Group and the Sale of SGOCO (Fujian).

(b)	There were no other material items affecting the effective income tax for the years ended December 31, 2014, 2013 and 2012 except for (i) the expense incurred by holding company incorporated in the Cayman Islands where there is no tax. The other 15.8%, 1.7% and 11.0% for the years ended December 31, 2014, 2013 and 2012 included losses incurred by SGOCO of approximately $0.5 million, $0.4 million and $2.8 million, respectively and (ii) under-provision of Hong Kong profits tax and as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2014	2013
Deferred income tax assets:
Net operating loss carry-forward	$745	$465
Less: Valuation allowance	(745)	(465)
	$-	$-

	December 31,
	2014	2013
Deferred income tax liabilities:
Unrealized exchange gain	$-	$319

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2014 and 2013, the Company had $2,091 and $1,137, respectively, of deductible tax loss carry forwards that expire through December 31, 2019. The net tax loss of the Hong Kong entity of $111 and nil as of December 31, 2014 and 2013, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2014 and 2013, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $599 and $531, respectively, available to reduce future taxable income which will expire in various years through 2030. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

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

The Company does not have material long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	Year ended December 31,
	2014	2013	2012

China	$41,321	$177,836	$143,877
International	1,909	23,138	22,824
Total	$43,230	$200,974	$166,701

During the years ended December 31, 2014, 2013 and 2012, 100%, 100% and 99.9% of international sales were made to customers in Hong Kong, while nil, nil and 0.1% of international sales were made to customers in the U.S.

Note 16 - Related party and shareholder transactions

During the year ended December 31, 2014, Sun Zone Investments Limited (“Sun Zone”), a shareholder of the Company which is 100% owned by the Company’s Chairman, Mr. Tin Man Or, loaned $600 to the Company. As of December 31, 2014, $500 was repaid and the outstanding amount due to Sun Zone is $100. The amount was non-interest bearing, unsecured and repayable on demand.

Note 17 - Earnings per share

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the year ended December 31,
	2014	2013	2012

Net (loss) income for earnings per share	$(2,288)	$8,444	$4,213

Weighted average shares used in diluted computation - basic and diluted	17,406,069	17,193,189	17,059,575

Earnings per share – basic and diluted	$(0.13)	$0.49	$0.25

In accordance with the U.S. GAAP, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable shares.

A total of 361,327 ordinary shares owned by the Sponsors that were no longer subject to cancellation were used to calculate basic earnings per share upon provision of services. The remaining 405,495 ordinary shares in escrow which would be released contingent on financial advisory and certain other services to be provided by the Sponsors are excluded from basic and diluted earnings per share computation for 2013 and 2014. These escrow shares expired on December 31, 2013 and were cancelled on April 14, 2014. As of December 31, 2014 and 2013, all the Company’s warrants and unit options were excluded from the diluted earnings per share calculation as they were anti-dilutive.

Note 18 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2014 and 2013.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2014, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital contributions (1)	$-	$-	$-	$-	$-
Operating lease obligations	334	254	80	-	-
Total	$334	$254	$80	$-	$-

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2014, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International was required to pay $1,000 and the remaining $4,000 within 3 months and within one year, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

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

Financial instruments that subject the Company to a concentration of credit risk consist of cash, accounts receivable and advances to suppliers. The Company maintains balances at financial institutions located in Hong Kong, China and the U.S. From time-to-time, balances in Hong Kong and the U.S. may exceed the Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong and FDIC deposit insurance limits for banks located in the U.S. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2014 and 2013, the Company had deposits, in excess of insured limits totaling nil and $13,342, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks to the cash in its bank accounts.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from two major customers was $22,334, or approximately 51.7% of the Company’s total sales for the year ended December 31, 2014, with each customer individually accounting for 37.8% and 13.9% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2014. The Company’s accounts receivable from these customers was approximately $22,334 as of December 31, 2014.

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

Two major vendors provided approximately 64.3% of total purchases (including 46.9% of purchases from Honesty Group) by the Company during the year ended December 31, 2014. The Company had no accounts payable due to these vendors as of December 31, 2014.

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

Note 20 - Subsequent events

On March 5, 2015, a total of 180,000 ordinary shares were issued to the Company’s independent directors and certain employees, which vested immediately. The grant date fair value was $0.70 per share. Compensation expense of $126,000 will be recorded in the statement comprehensive income (loss) during first quarter of 2015.

