Form 20-F/A
period 2014-12-31
SGOCO Group, Ltd.
filed 2015-06-30
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes       ☒ No

This Amendment to 20-F is filed for the sole purpose of indicating that the registrant had submitted electronically and posted on its corporate website every Interactive Data Filed required by Rule 405 of Regulation S-T during the preceding 12 months.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: June 30, 2015	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer