Form 20-F
period 2015-12-31
SGOCO Group, Ltd.
filed 2016-05-16
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Room 1301, 13/F, Golden Centre,

188 Des Voeux Road Central

Hong Kong

(Address of principal executive offices)

Xiao-Ming HU, Interim Chief Financial Officer

Tel: +852 3610-7777; Fax: +852 3610-9133

Room 1301, 13/F, Golden Centre,

188 Des Voeux Road Central

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

With a copy to:

Dentons US LLP

1900 K Street,

NW, Washington,

DC 20006-1102

Telephone: 1(202) 496-7443

Facsimile: 1(202) 496-7756

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Ordinary shares, par value $0.004 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 4,471,215 ordinary shares issued and outstanding, and 51,511 shares to be issued as of December 31, 2015.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	Sale of SGOCO (Fujian) may not produce the benefits the Company anticipated and may raise uncertainty about our future direction;

2.	The acquisition of Boca International Limited may not produce the benefits the Company anticipated and the Company is exposed to both operational and acquisition integration risks that could adversely affect the Company;

3.	Competition in our industry is intense and we may lose customers;

4.	Decreased selling prices for display products, regardless of cyclical fluctuations in the industry, would adversely impact our margins if prices decrease faster than we are able to reduce our costs;

5.	We sell most of our products through a few large distributors with which we do not have long-term agreements and, accordingly, we may have risks from our level of customer concentration;

6.	Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business;

7.	Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business;
8.	We may not be able to adequately respond to changes in technology affecting the energy saving industry;
9.	We may not be able to generate any growth and our sales may continue to decrease in the future;

10.	Our ability to maintain effective internal control over financial reporting;

11.	China’s overall economic conditions and local market economic conditions;

12.	Possibility of securing loans and other financing without sufficient fixed assets as collateral; and

13.	Legislation or regulatory environments.

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

3. “Boca” means Boca International Limited, a Hong Kong limited company and a wholly owned subsidiary of SGOCO International.

4. “Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

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

9. “Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;

10. “PRC” or “China” means the People’s Republic of China;

11. “Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;

12. “Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;

13. “SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

14. “SGOCO”, “we,” “us,” “our,” “the company,” or “our company” means SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp;

15. “SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SCOGO (Fujian) transaction described above;

16. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

17. “SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

18. “Tier 3 cities” means middle-scale or prefecture level cities in China; and “Tier 4 cities” means small or county level cities in China;

19. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

20. “Shareholders”: means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

21. “Convertible notes” refer to a series convertible notes we issued between June and September, 2015.

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

The selected consolidated statement of operations data presented below for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements that have not been included herein and were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2015, 2014 and 2013 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except per share amounts which is based upon post-split share numbers)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011

Net revenues	1,921	43,230	200,974	166,701	313,136
Cost of goods sold	(1,826)	(41,213)	(185,045)	(154,221)	(279,399)
Gross profit	95	2,017	15,929	12,480	33,737
Selling expenses	(131)	(297)	(1,073)	(670)	(1,706)
General and administrative expenses	(1,498)	(3,069)	(3,802)	(5,322)	(5,779)
Total operating expenses	(1,629)	(3,366)	(4,875)	(5,992)	(7,485)

(Loss) Income from operations	(1,534)	(1,349)	11,054	6,488	26,252
Interest income	220	338	12	8	288
Interest expense	(57)	(304)	(260)	(61)	(2,074)
Other income (expense), net	(8)	319	192	(130)	(248)
Change in fair value of warrant derivative liability	2	19	(3)	75	(925)
Loss on change in fair value of convertible notes	(1,041)	-	-	-	-
Gain from disposal of subsidiaries	-	-	-	-	127
(Loss) Income before provision for income taxes	(2,418)	(977)	10,995	6,380	25,270
Provision for income taxes	-	(1,311)	(2,551)	(2,167)	(8,651)
Net (Loss) income	(2,418)	(2,288)	8,444	4,213	16,619

(Loss) Income per share:
Basic-ordinary share	(0.55)	(0.53)	1.96	0.99	4.13
Diluted-ordinary share	(0.55)	(0.53)	1.96	0.99	4.08
Weighted average shares used in calculating earnings (loss) per share:
Basic	4,400,298	4,351,517	4,298,297	4,264,894	4,021,650
Diluted	4,400,298	4,351,517	4,298,297	4,264,894	4,072,061

5

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2015	2014	2013	2012	2011

Total assets	86,882	92,553	104,735	105,647	85,201
Total liabilities	9,046	7,356	16,946	27,332	11,313
Total shareholders’ equity	77,836	85,197	87,789	78,315	73,888

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

The acquisition of Boca International Limited or any future acquisition may not produce the benefits the Company anticipated and the Company is exposed to both operational and acquisition integration risks that could adversely affect the Company

In March 2016, we completed the acquisition of 100% ownership of Boca International Limited ("Boca"), a company providing energy saving products and services to reduce the energy costs for new and existing buildings. Our intention is to reduce the reliance on sales of traditional flat panel LED and LCD monitor products and enter into energy saving and new energy market. However, the Company may not be able to fully achieve its strategic objectives and operating efficiencies after the acquisition of Boca. Inherent uncertainties exist in integrating the operations of Boca to the Company. The Company may lose key personnel, either from the acquired entity or from itself, as a result of an acquisition. These factors could contribute to the Company not achieving the expected benefits from its acquisitions within desired time frames, if at all.

Any acquisition or future acquisitions present financial, managerial and operational challenges, including diversion of management attention, difficulty with integrating acquired businesses, integration of different corporate cultures or separating personnel and financial and other systems, increased expenses, assumption of unknown liabilities, indemnities, and potential disputes with the buyers or sellers, and the need to evaluate the financial systems of and establish internal controls for acquired entities. There can be no assurance that the Company will engage in any additional acquisitions or divestitures or that the Company will be able to do so on terms that will result in any expected benefits. If the Company makes any future business acquisitions, it may issue additional shares of common stock to pay for those acquisitions, which would further dilute current shareholders’ ownership interest. Acquisitions also could require the Company to use substantial cash or other liquid assets or to incur debt. In such a case, it could make the Company more vulnerable to business downturns and could negatively affect the Company’s earnings.

Competition in our industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

The LCD/LED products industry in China is highly competitive, and we expect competition to persist and intensify. Due to the increasing popularity of mobile devices, the contraction of personal computer market demand continued and it adversely impacted the market demand of our major products, flat panel LCD and LED monitors. We face competition from distributors and LCD/LED manufacturers that use their extensive brand-name value, manufacturing and marketing size, and in-house sales forces and exclusive sales agents to distribute their products. We compete for customers on the basis of, among other things, our product offerings, customer service and reputation. Some of our competitors have greater financial, research and development, design, marketing, distribution, management or other resources.

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

The average selling prices of display products have generally declined and are expected to continually decline with time regardless of industry-wide cyclical fluctuations because of, among other factors, technological advancements and cost reductions. We may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market. But, such prices decline over time and, in certain cases, very rapidly, because of market competition.

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

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2015, sales to our top three distributors accounted for 66.8% of total revenue. For 2014 and 2013, sales to our top two distributors accounted for 51.7% and 36.5%, respectively, of our total revenue.

Our largest customers have generally changed from period-to-period. There were three, two and two customers each with more than 10% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively.

Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

Higher coal, oil and gas prices provide incentives for customers to invest in “green” energy technologies such as our energy saving projects that reduce their need for electricity. Conversely, lower coal, oil and gas prices would tend to reduce the incentive for customers to invest in equipment to save electric power. Demand for our projects and services depends in part on the current and future commodity prices of coal, oil and gas. We have no control over the current or future prices of these commodities.

In addition, popular support by governments, corporations and individuals for “green” energy technologies may change. Because of the ongoing development of, and the possible change in support for, “green” energy technologies we cannot assure you that negative changes to this industry will not occur. Changes in government or popular support for “green” energy technologies could have a material adverse effect on our business, prospects and results of operations.

Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

Boca's revenues are dependent on the ability to provide savings on energy costs for our clients. According to the National Bureau of Statistics of the PRC, domestic electricity consumption grew at a rate of 0.5% in 2015. Power generation capacity was 5618 billion kWh, a decrease of 0.2% from 2014, which is the first annual decline since 1968. Clean energy power generation increased significantly in 2015. The China Electricity Council has forecasted that the rate of growth in China’s electricity demand will continue to increase in 2016 as the growth in electricity consumption increases due to the continued development of the Chinese economy. However, such growth is unpredictable and depends on general economic conditions and consumer demand, both of which are beyond our control. Furthermore, pricing of electricity in the PRC is set in advance by the state or local electricity administration and may be artificially depressed by governmental regulation or influenced by supply and demand imbalances. If these changes reduce the cost of electricity from traditional sources of supply, the demand for Boca's energy saving projects could be reduced, and therefore, could materially harm our ability to grow our business.

We may not be able to adequately respond to changes in technology affecting the energy saving industry.

Our industry could experience rapid technological changes and new product introductions. Current competitors or new market entrants could introduce new or enhanced products with features which render the systems used in our projects obsolete or less marketable. Our future success will depend, in part, on our ability to respond to changing technology and industry standards in a timely and cost-effective manner. We may not be successful in effectively using new technologies, developing new systems or enhancing our existing systems and technology on a timely basis. Our new technologies or enhancements may not achieve market acceptance. Our pursuit of new technologies may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept. Finally, we may not succeed in adapting our projects to new technologies as they emerge.

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

Our future success significantly depends on our ability to retain the services of our executive management personnel, who have contributed to our prior growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our success. Our future success will depend on the continued service of our senior management team, including our Chief Executive officer (“CEO”), Mr. Shi-bin Xie, and Vice President of Product Development, Mr. Jin-feng Li, as all of them have extensive knowledge of the PC monitor and TV industry. Our CEO is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership are critical to our operations and financial performance.

If we lose their services and cannot replace them in a timely manner, it would reduce our competitiveness. That would adversely affect our financial condition, operating results and future prospects.

We may not be able to generate any growth and our sales may continue to decrease in the future.

We expanded our business rapidly during the years between 2006 and 2013. Our revenues, however, dropped significantly in 2015 and 2014 primarily attributable to our significant reduction in businesses as a result of the sale of SGOCO (Fujian) , weak industry growth and increased competition in China’s flat panel display market, which was our primary market.

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

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern. As discussed in Note 2 to the consolidated financial statements included with this report, we had a working capital deficiency and recorded a loss in the current year. These conditions raise substantial doubt about our ability to continue as a going concern. As disclosed under Item 5, “Operating and Financial Review and Prospects” and Note 2 to the consolidated financial statements, certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million, which shall be paid on or before July 31, 2016. In May 2016, we have received the first tranche of $350,000. However, there can be no assurance that we will be successful in obtaining the financing. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

From time-to-time, we may seek additional financing to provide the capital required for future acquisitions and to expand our business, if cash flow from operations is not sufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may not be able to expand our business or to develop new business at the rate desired. Consequently, our results of operations may be adversely affected.

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

Our business plan is to grow our operations profitably and focus on new investments and exploring new products, including but not limited to acquiring equities of potential target companies related to environmental protection, environmental energy saving, electronic and internet-related businesses and enriching our product and service range. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

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

Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we are currently a non-accelerated filer and therefore, not required to obtain such report.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We cannot predict fully how Circular 37 will affect our business operations or future strategies because of ongoing uncertainty over how Circular 37 is interpreted and implemented, and how or whether SAFE will apply it to us.

We have requested our PRC resident beneficial owners to make the necessary applications, filings and amendments as required under SAFE regulations in connection with their equity interests in us. We attempt to ensure that our subsidiaries in China comply, and that our PRC resident beneficial owners subject to these rules comply, with the relevant SAFE regulations. We cannot provide any assurances that all of our present or prospective direct or indirect PRC resident beneficial owners will comply fully with all applicable registrations or required approvals. The failure or inability of our PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.

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

Our auditor, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China, is not permitted to be inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

The change in value of the RMB against U.S. Dollars, and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. In 2015, the RMB depreciated significantly. The exchange rate of the RMB against U.S. Dollars as of December 31, 2015 and 2014 were 6.49 and 6.12, which contributed partly to a decline in our 2015 revenues.

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

Approximately 51.1% of our ordinary shares are held by one shareholder. This voting control may limit your ability to influence the outcome of matters requiring shareholder approval, including the election of our directors.

Sun Zone Investments Limited (“Sun Zone”) is owned by our Chairman, Mr. Tin Man Or. It currently owns approximately 51.1% of our voting shares. This shareholder can control substantially all matters requiring approval by our shareholders, including electing directors and the approval of other business transactions. This concentration of ownership could delay or prevent a change in control of our Company or discourage a potential acquirer from attempting to obtain control of the Company, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

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

As of December 31, 2015, we had 4,471,215 ordinary shares outstanding, and 51,511 ordinary shares to be issued. Of these shares, approximately 1.5 million ordinary shares are held by persons not affiliated with us currently and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”). In addition, at the meeting to approve the acquisition, the Holders of our outstanding warrants approved an amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $20.00 to $32.00. The Amendment also extended by one year the exercise period, or until March 7, 2014, and provided for redeeming the publicly-held warrants, at the Holder‘s option, for $2.00 per warrant when the Acquisition closes. We may redeem the warrants at a price of $0.04 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the last sale price of our ordinary shares equals or exceeds $46.0 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption.

The Acquisition resulted in issuing

1.	2,125,000 ordinary shares to the former shareholders of Honesty Group; and

2.	1,450,000 additional ordinary shares to the former shareholders of Honesty Group to be held in escrow and released if the following milestones were met by the combined Company:

(a)	If “Income from Existing Operations” for the year ended December 31, 2010 exceeded $15,000,000 (the “First Earn-Out Milestone”), the escrow agent would release 1,250,000 shares to the former shareholders of Honesty Group. The First Earn-Out Milestone was met during the year ended December 31, 2010. The shares were not released in 2011 but were released in 2012 to the former shareholders of Honesty Group; and

(b)	If “Income from Existing Operations” for the year ended December 31, 2011 exceeded $20,000,000 (the “Second Earn-Out Milestone”), the escrow agent would release the remaining 200,000 shares to the former shareholders of Honesty Group. Those 200,000 shares were released in 2012.

In addition, 191,706 shares held by the original shareholders of the Company were placed in escrow pending satisfaction of certain conditions.

Those conditions included our reaching the earn-out milestones discussed above, as well as:

1.	Messrs. Robert Eu and John Wang providing the Company with 30 hours per month in services connected with investor relations, listing on the NASDAQ Global Stock Market or NASDAQ Global Select Stock Market, introducing investors and advisors;

2.	listing of our shares on such stock markets if we act in good faith to obtain such a listing once the listing criteria are met; and

3.	providing the opportunity for us to raise an additional $15 million in equity, subject to meeting certain prescribed pricing criteria.

Connected with the issuing of the 1,450,000 escrowed shares and the 191,706 escrowed shares, we, the original shareholders of the Company, and the Honesty Shareholders entered into an escrow agreement with Grand Pacific Investment Limited as escrow agent. Pursuant to that escrow agreement, the escrow agent agreed to hold the foregoing shares pending satisfaction of certain conditions within the applicable time periods. If the conditions were not met, some or all of the foregoing shares, would have been cancelled and returned to the status of authorized and unissued ordinary shares.

As stated above, the First and Second Earn-Out Milestones were met during the years ended December 31, 2011 and 2010 and a total of 1,450,000 shares were released to the former shareholders of Honesty Group.

In addition, of the 191,706 escrowed shares, 85,203 and 5,129 shares were earned in 2010 and 2011, respectively, but are not currently eligible to be released. The last measurement date to determine whether the conditions were met for the release of the 191,706 escrowed shares was December 31, 2011. However, on April 17, 2012, the escrow agreement was amended to provide additional time for the conditions to be met. Pursuant to the amendment, holders of the escrowed shares had until December 31, 2012 to meet the conditions for release. The escrow share agreement was further extended to December 31, 2013 and expired on that date, the remaining 101,374 escrow shares were cancelled on May 5, 2014.

We entered into various forward-purchase agreements with various hedge funds and other institutions for us to repurchase a total of 536,873 shares for an aggregate purchase price of $17,285,811 immediately after the closing of the Acquisition. After paying various fees and expenses, the redemption prices of shares and warrants and the forward-purchase contracts, the balance of approximately $5.4 million in the Trust Account was released to us when the Acquisition of Honesty Group was closed. After the closing of the Acquisition and the settlement of related transactions, we had outstanding 4,023,689 ordinary shares, of which 214,917 shares were initially issued in our IPO, and warrants to purchase 454,007 shares at a price of $32.00 per share, of which 391,507 were initially issued in our IPO.

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

We have effected a 1-for-4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“Honesty SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company, for $76.0 million in total consideration. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by the Company and Apex; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

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

Mr. Tin Man Or owns 100% of Sun Zone. As of the date of this Annual Report, Sun Zone owned approximately 51.1% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of SGOCO and Sun Zone.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or, Chairman, Mr. Tin Man Or, and CEO, Mr. Shi-bin Xie). In addition, Apex had no relationship with Sun Zone.

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

The sales price for all the equity of SGOCO (Fujian) was equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.0 million (the “Sale Price”).

Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to us and our affiliates, which amounted to $80.4 million. Under the SPA, payments shall be made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables of $91.4 million. The first installment was due 14 days after the completion of the transaction, and the last installment (approximately 10% of the sale price) was to be settled prior to June 30, 2015. We received the full amount of Sale Price and settlement of the Payables during 2015. The transfer of the Sale Equity was effective on December 31, 2014.

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

Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was closed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% of the shares and ownership of Boca.

Warrant Repurchase and Retirement

To reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 304,294 warrants that had a strike price of $32.00. Those warrants included 241,794 publicly-traded warrants for an aggregate purchase price of $360,610 (or $1.48 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $2.00 per warrant), in private transactions. On March 7, 2014, the remaining 149,713 publicly-traded warrants expired. There were no outstanding sponsor and publicly-traded warrants as of December 31, 2015.

Additionally, the Company, in private transactions, repurchased and retired a total of 13,274 of the warrants that had a strike price of $24.00 issued to its underwriters in the December 2010 offering for an aggregate purchase price of $26,548 (or $2.00 per warrant). These warrants were expired on December 20, 2015.

Through the repurchase and retirement of these warrants, the Company decreased the long-term risks of dilution that might have occurred if these warrants were exercised.

SGOCO’s Offices

SGOCO’s principal executive office is located in Room 1301, 13/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

As of December 31, 2015, our primary business operations were conducted through SGOCO International and its wholly-owned PRC subsidiary, SGOCO Shenzhen. Our main focus is developing our own brands and quality products for sale to the Chinese display market in Tier 3 and Tier 4 cities.

As of December 31, 2015, LCD/LED monitors form the core of our product portfolio. Our mission is to offer our consumers high quality LCD/LED products under brands that we control and license such as “SGOCO,” and “POVIZON”.

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

Following the Sale of Honesty Group and SGOCO (Fujian), we operate using a “light-asset” business model which is marketing-driven with multiple brands all under the marketing program. Our business model consists of the following three key elements:

1.	an actively-managed portfolio of brands that have strong local appeal;

2.	a world-class quality, design engineering, and product development capability; and

3.	a “light-asset” model that provides the flexibility to source from low-cost suppliers meeting our high quality standards.

We have integrated these three elements through a distinct distribution channel in the form of a national network of distributors and retail sales sources operating under the “SGOCO Image” name. Consequently, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for SGOCO. We also use the proceeds and intercompany payables received from the Sale of SGOCO (Fujian) to perform business acquisitions and develop new products.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca has been closed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% shares and ownership of Boca.

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used on all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for the customers.

Boca commenced R&D of Phase Change Material Thermal Energy Storage (PCM-TES) system in 1992 and started the PCM-TES mass production line in Hong Kong in 2003.  During 2003 to 2015, Boca has successfully manufactured and delivered about 10 projects to Hong Kong, Malaysia, Australia, Italy and UK.  Due to innovative technology developed in PCM-TES system hardware and software for chiller and heating plants,  Boca expects there will be more than 7,000 projects in the US, 10,000 in China, 3,000 in Japan and 3,000 projects in other countries have the potential to install Boca PCM-TES within the next 10 years for those major new and existing buildings. Estimated contract sum for each potential project is about USD1 million.  The capital investment in each project retrofit will be paid back by energy savings within 3 to 5 years.

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties expect that the definitive agreements will be executed and the transaction will be closed by June 30, 2016. Sola Green invests and develops an Energy-saving Glass Coating. By applying nano-technology, Sola Green integrates rare earth elements with other materials to produce a liquid form thermal insulation coating material. The coating could reduce UV and infrared radiation from sunlight, while maintaining acceptable visibility through the coated glass. As a result of reducing infrared radiation from sunlight, a general temperature reduction of 5-7°C to indoor space could be achieved.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy . China is the world’s most populous country. It had a population of 1.4 billion as of the end of 2015 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $5.0 trillion in 2009 to $10.4 trillion in 2015, representing a compound annual growth rate, or CAGR, of 12.1%.

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

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the 2015 annual statistic report issued by National Bureau of Statistics of China, the urban population was 771.1 million, representing 56.1% of the overall population in China as of December 31, 2015 compared to approximately 20% in the early 1980s. China’s urbanization strategy will be further enhanced by a state policy to increase internal demand and consumption.

Global LCD/LED Industry

The recovery from the sovereign debt crisis in Europe did not lead to strong demand. The U.S. has continued to recover modestly. The growth momentum in emerging economies was less than expected due to reduced demand for exports, and disappointing domestic consumption as consumers restrained their spending in an uncertain environment. In addition, the credit tightening and economic slowdown in PRC also reduced the growth momentum in the overall environment. As a result, the demand for PC and monitors was sluggish in 2015.

China’s LCD/LED Industry

China is now the world’s largest market for PCs.

According to the IDC expectation on China PC market in 2016, IDC expects that the China PC market would continue to decline as the anti-corruption campaign continues to suppress commercial spending.

We believe the demand for PCs and LCD/LED monitors in China will continue to decrease due to increasing popularity of mobile devices. According to a governmental report released by the China Internet Network Information Center (CNNIC), as of December 31, 2015, the population of China’s internet users climbed to 688.0 million, 56.0 million more than the end of 2014. The internet penetration rate in China has reached 50.3%, an increase of 3.8% from 2014.

The Chinese Ministry of Industry and Information Technology estimated that China's Internet population will reach roughly 800 million users by 2016. Mobile Internet access is expected to further drive internet penetration in order to reach this goal. On December 31, 2015, the mobile internet users in China reached 619.8 million, representing an annual growth rate of 11.3% compared with December 2014.

SGOCO Products

We currently offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

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

For the year ended December 31, 2015, sales of our own-brand and licensed products represented all of our total sales. Following the adoption of our “light-asset” business model in 2011, the percentage of our own-brand sales increased while OEM sales were de-emphasized since 2012 and became nil in the year ended December 31, 2015.We have used the proceeds and intercompany payables received from the Sale of SGOCO Fujian to make business acquisitions.

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

Our key target markets are China’s rapidly growing Tier 3 and Tier 4 cities. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, we believe the market opportunities and sales growth potential in Tier 3 and Tier 4 cities are significant. We believe most of our competitors in Tier 3 and Tier 4 cities are relatively unsophisticated “shanzhai ” or “knock-off” manufacturers offering generic brands that lack the international quality standard and significant set of features of SGOCO products.

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

C. Regulations.

Chinese government subsidies

We are entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2015, 2014 and 2013, we received grants of nil, $0.3 million, and $0.3 million, respectively, from the PRC municipal government. The grants that we received in 2014 and 2013 did not have specific requirements of usage or other condition, and they were recorded as other income upon receipt.

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

On June 19, 2010, the People’s Bank of China released a statement indicating that it would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the RMB’s value against the U.S. Dollar.

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. In 2015, the RMB depreciated significantly. The exchange rate of the RMB against U.S. Dollar as of December 31, 2015 and 2014 were 6.49 and 6.12, which contributed partly to a decline in our 2015 revenues.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1)	The director of SGOCO International is Mr. Tin Man Or.

(2)	SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. Shi-bin Xie.

(3)	Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Shi-bin Xie. The legal representative of Beijing SGOCO is Mr. Wen-li Hong.

(4)	SGOCO Shenzhen is one of SGOCO’s operational subsidiaries in the PRC. The officer of SGOCO Shenzhen is Mr. Shi-bin Xie. The legal representative of SGOCO Shenzhen is Mr. Wen-li Hong.

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility but owns equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Beijing and Shenzhen, China.

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

Our financial statements are prepared in U.S. $ and according to accounting principles generally accepted in the U.S. See “Foreign Exchange Risk” below for information concerning the exchange rates at which RMB were translated into U.S. Dollars at various pertinent dates and for pertinent periods.

Overview

We are a Cayman Islands company that is focused on developing our own-brands and distributing our branded products in the Chinese flat-panel display market. Currently, our main products are LCD/LED monitors, All-in-One (“AIO”) and Part-in-One (“PIO”) computers and other application-specific products.

As of December 31, 2015, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen. Our main focus is on developing branded LCD/LED products for sale to the display market.

As of December 31, 2015, LCD/LED monitors form the core of our product portfolio. Our mission is to offer high quality LCD/LED products under brands that we control and license such as “SGOCO,” “No. 10,” and “POVIZON” to consumers residing in China’s Tier 3 and Tier 4 cities.

We are also developing and selling AIO and PIO computers through our distribution network.

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

Following the Sale of Honesty Group and SGOCO (Fujian), we operate using a “light-asset” business model, which is marketing-driven with multiple brands. Our business model consists of the following three key elements:

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

The sales price for all the equity of SGOCO (Fujian) was equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount was $11.0 million (the “Sale Price”). The Sale of SGOCO (Fujian) allowed SGOCO to restructure the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The operations of SGOCO (Fujian) are reflected in our 2014 financial statements through December 31, 2014, which was the completion date of the sale of SGOCO (Fujian). As a result, past performance may not be indicative of future performance.

2.	Sale of Honesty Group.

On November 15, 2011, the Company entered into a Sales and Purchase Agreement to sell its 100% ownership interest in Honesty Group to Apex for $76.0 million in total consideration. The Agreement was signed by the Company and Apex; shareholder ownership was transferred; and the director of Honesty Group was changed the same day.

The Company’s management considers November 30, 2011 as the disposal effective date since the operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

The consideration was paid in installments and was paid in full in May 2012.

Mr. Tin Man Or owns 100% of Sun Zone. As of the date of this Annual Report, Sun Zone owned approximately 51.1% of the outstanding ordinary shares of SGOCO. Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Ms. Ming Suen Jorine Or is the daughter of Mr. Tin Man Or. Mr. Tin Man Or is also Chairman of our company and Sun Zone.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s Board members or management in 2011 and 2014 (including former Chairman and CEO, Mr. Burnette Or and Chairman Mr. Tin Man Or). In addition, Apex had no relationship with Sun Zone.

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

The balance sheet amounts with the exception of equity were translated using RMB6.49 and RMB6.12 to $1.00 at December 31, 2015 and 2014, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2015, 2014, and 2013 were RMB6.23, RMB6.14, and RMB6.20 to $1.00, respectively.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements included with this Annual Report which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Preparing financial statements in accordance with U.S. GAAP requires that our management make estimates and assumptions affecting:

1.	the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets;

2.	disclosure of contingent assets and liabilities as of the date of the financial statements; and

3.	the reported amounts of revenue and expenses during the periods covered.

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

Fair value of financial instruments

We generally do not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks. However, certain financial instruments, such as warrants, which are denominated in U.S. Dollars, a currency other than RMB, our functional currency and therefore not considered as indexed to our own stock, are classified as derivative liabilities. Determining the fair value of derivative financial instruments and convertible notes involves judgment and the use of certain relevant assumptions including, but not limited to, interest-rate risk, credit risk, and equivalent volatility. The use of different assumptions could have a material effect on the estimated fair values.

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was $27, nil and nil sales returns during the years ended December 31, 2015, 2014 and 2013, respectively.

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

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2015 and 2014

Revenue

Our sales were $1.9 million for the year ended December 31, 2015, which decreased by $41.3 million, or 95.6% from $43.2 million in the year ended December 31, 2014. The decrease in sales revenue was primarily attributable to the disposal of SGOCO (Fujian) as of December 31, 2014, and decrease in sales volume on weak industry growth of the traditional computer monitor market resulting from the customers' change of consumption preference to the mobile device.

Sales revenue from our top ten customers was approximately $1.8 million, or 96.1% of the total sales for the year ended December 31, 2015, which compared with $35.4 million, or 82.0% of total sales generated from our top ten customers for the year ended December 31, 2014. The top two customers accounted for 55.7% and 51.7% of total sales in 2015 and 2014, respectively. We concentrate our sales efforts in the Tier 3 and Tier 4 cities to large local distributors that include state-owned enterprises, listed companies, and overseas trading companies. We choose our distributors based on selection criteria, which includes their local presence, distribution channels, working capital conditions, and the feasibility of building long-term relationships with the ones with which we are able to negotiate the most favorable terms.

Cost of goods sold

For the year ended December 31, 2015, cost of goods sold decreased by $39.4 million, or 95.6%, to $1.8 million from $41.2 million for the year ended December 31, 2014. The decrease in the cost of goods sold was in line with the decrease in sales.

After the Sales of Honesty Group in 2011, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal years ended December 31, 2015 and 2014 is shown below:

	2015	2014
	(In thousands)	(In thousands)
Purchases from Guancheng	$-	$5,286
Purchases from Guanke	86	6,938
Purchases from Honesty Group	190	7,076
Total purchases from Honesty Group and its subsidiaries	$276	$19,300

Gross margin

Gross profit for the fiscal year ended December 31, 2015 was $0.1 million, a decrease of $1.9 million, or 95.3% from $2.0 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 4.9% for the year ended December 31, 2015 as compared to 4.7% for the previous fiscal year.

Selling expenses

During the year ended December 31, 2015, selling expenses were approximately $0.1 million, a decrease of $0.2 million, or 55.9%, from $0.3 million compared with the prior fiscal year.

The year-over-year decrease in selling expenses was primarily due to the decrease in sales volume. Selling expenses include sales staff’s salary and benefits, transportation and marketing program expenses, etc. Selling expenses for the fiscal year ended December 31, 2015 were 6.8% of total revenues, as compared with 0.7% of total revenues for the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $1.5 million for the year ended December 31, 2015, $1.6 million or 51.2% lower than $3.1 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The decrease in general and administrative expenses was mainly due to reduction in staff costs and tightened cost control. However, the proportion of decrease in general and administrative expenses was slower than the decrease in revenues as in 2015; there was convertible note issuance cost of $0.1 million , and most of the other general and administrative expenses, including the professional expenses and listing related expenses, were fixed costs.

Interest expense

Interest expense was $0.1 million for the fiscal year ended December 31, 2015, a decrease of $0.2 million, or 81.3%, from $0.3 million in the previous fiscal year. Interest expenses became minimal caused by the Sale of SGOCO (Fujian). There was a bank loan of RMB25 million in SGOCO (Fujian) during 2014.

Loss on change in fair value of convertible notes

Our loss on change in fair value of convertible notes increased from nil in 2014 to $1.0 million in 2015 due to fluctuation in the fair value of our convertible notes, which we issued in 2015.

Loss before provision for income taxes

As a result of the foregoing factors including the significant decrease in sales and gross profit and loss on change in fair value of convertible notes, loss before provision for income taxes became $2.4 million for the year ended December 31, 2015, an increase in loss of $1.4 million, from $1.0 million for fiscal year of 2014.

Provision for income taxes

Provision for income tax was nil in the fiscal year of 2015 as compared with $1.3 million for the fiscal year of 2014.

There were no significant income tax rate changes for any of the Company’s legal entities in 2015. Our PRC entities in 2015 and 2014 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiary in Hong Kong is subject to Hong Kong taxation on income derived from its activities conducted in Hong Kong at a rate of 16.5%.

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

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2015 was $2.4 million, as compared to $2.3 million for 2014. The net loss margin was 125.9% for the year ended December 31, 2015, as compared to 5.3% during the same period of 2014. The loss margin in 2015 was primarily attributable to the decrease in revenues and decrease in gross margin of our products sold, and loss on the change in fair value of our convertible notes issued in 2015.

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

Interest expense

Interest expense was approximately $304,000 for the fiscal year ended December 31, 2014, an increase of $44,000, or 16.9%, from $260,000 in the previous fiscal year. The increase of interest expenses was caused by SGOCO (Fujian) obtained a bank loan of RMD 25 million (US$4.1 million), which carried an annual interest rate of 7.2%, for a period from September 26, 2013 to September 25, 2014. The loan was renewed on October 22, 2014 with interest rate of 6.6%.

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

Net (loss) income

As a result of the various factors described above, net loss for the year ended December 31, 2014 was $2.3 million, as compared to net income of $8.4 million for 2013. The net margin experienced a loss of 5.3% for the year ended December 31, 2014, as compared to 4.2% net profit margin during the same period of 2013. The loss in margin in 2014 was primarily attributable to the decrease of revenues and decrease in gross margin of our products sold.

Inflation

According to the National Bureau of Statistics of China www.stats.gov.cn , the annual average percent changes in the consumer price index in China for 2015, 2014 and 2013 were an increase of 1.4%, an increase of 2.0%, and an increase of 2.6%, respectively.

We have not been materially affected by inflation in the past. But, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Analysis of Financial Condition

Comparison as of December 31, 2015 and December 31, 2014

Accounts Receivable

Accounts receivable decreased to $0.2 million as of December 31, 2015, from $0.9 million as of December 31, 2014. Accounts receivable on December 31, 2015 primarily represented the receivables of both SGOCO International and SGOCO Shenzhen.

Our major customers are large well-established distributors and trading companies with relatively strong financial position. Careful monitoring of the credit quality of our customers enabled us to avoid experiencing any major losses in our accounts receivable.

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

Financial instruments that are potentially subject to significant concentrations of credit risk consist primarily of cash, accounts receivable and advances to suppliers. As of December 31, 2015 and 2014, substantially all of our cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, we believe that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and we believe that those Chinese banks that hold our cash are financially sound based on publicly available information.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Sales revenue from three major customers was $1.2 million, or approximately 66.8% of our total sales for the year ended December 31, 2015, with each customer individually accounting for 39.6%, 16.2% and 11.0% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2015. Our accounts receivable from these customers was approximately $0.2 million as of December 31, 2015.

Sales revenue from two major customers was $22.3 million, or approximately 51.7% of our total sales for the year ended December 31, 2014, with each customer individually accounting for 37.8% and 13.9% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2014. Our accounts receivable from these customers was approximately $0.7 million as of December 31, 2014.

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

Three major vendors provided approximately 83.4% of our total purchases (including 15.6% of purchasing from Honesty Group) during the year ended December 31, 2015. Our accounts payable due to these vendors was approximately $0.05 million as of December 31, 2015.

Two major vendors provided approximately 64.3% of our total purchases (including 46.9% of purchasing from Honesty Group) during the year ended December 31, 2014. We had no accounts payable due to these vendors as of December 31, 2014.

Two major vendors provided approximately 71.0% of our total purchases (including 42.4% of purchases from Honesty Group) during the year ended December 31, 2013.

Inventory

Inventory increased to $25,857 as of December 31, 2015 from $1,427 as of December 31, 2014.

Advances to suppliers

Advances to suppliers increased to $126,170 as of December 31, 2015 from $32,685 as of December 31, 2014.

Cash and cash equivalents

As of December 31, 2015, we held $0.3 million in cash and cash equivalents and a deficit of $7.9 million in working capital. As of December 31, 2014, we had $0.1 million in cash and cash equivalents and $85.2 million in working capital. The current ratios were (0.13) and 12.6 as of December 31, 2015 and 2014, respectively.

B. Liquidity and capital resources.

Revenue in 2015 decreased 95.6%. Accounts receivable turnover was 3.4x (or a 108-day average collection period, or ACP) for the fiscal year of 2015, which compares with an accounts receivable turnover of 1.76x (or a 207-day average collection period, or ACP) from the prior fiscal year. The shorter turnover days were largely due to our efforts in carefully monitoring the credit quality of our customers.

Our 2015 inventory turnover rate accelerated to 135.3x (or 3 days on hand) from 11.7x (or 31 days on hand) in 2014. The improvement stemmed from our lower level of inventory after the Sale of SGOCO (Fujian) and better coordination between our sales and purchase departments after a revamping of our logistics system.

We will monitor the market situation closely and may continue the strategy of prepaying our suppliers to ensure the supply of products at relatively lower cost levels. As of December 31, 2015, we had 5 suppliers as compared to 1 supplier as of December 31, 2014 that we had made advances to secure our product needs and to obtain favorable pricing. We will continue to closely manage these advances to balance the need for lower products cost and sufficient cash flow.

Costs of goods sold decreased in 2015 by 95.6%. At the same time we slowed down our accounts payable turnover to 5.6x (or 65 days average payment period) from 31.0x (or 12 days average payment period) in 2014. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality suppliers of products.

Our principal source of liquidity in 2015 has been cash generated by our operations, proceeds from the sale of SGOCO (Fujian) and proceeds from issuance of convertible notes. As of December 31, 2015, we held $0.3 million in cash and cash equivalents and had a deficit in working capital of $7.9 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S. We financed the deposits for acquisition of subsidiaries in 2015 from the settlement of $89.8 million from Apex in relation to the sale of SGOCO (Fujian).

As of December 31, 2015, we had a working capital deficiency and recorded a loss in the current year. These conditions raise substantial doubt about our ability to continue as a going concern. Certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million, which shall be paid on or before July 31, 2016. In May 2016, we have received the first tranche of $350,000. However, there can be no assurance that we will be successful in obtaining the financing. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If our cash and bank borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

During the year ended December 31, 2015, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.4 million to the Company. As of December 31, 2015, $0.5 million (including $0.1 million outstanding due to Sun Zone as of December 31, 2014) was repaid and the outstanding amount due to Sun Zone was nil.

We entered into a series of Securities Purchase Agreements with certain investors between June and September, 2015. Pursuant to the Agreements, we issued certain convertible notes to the investors in a total principal amount of $1.1 million. The fair value of the Notes of $2.2 million as of December 31, 2015 is determined using the binomial model (Refer to Note 12 to the financial statements).

At December 31, 2014, we had agreements with banks in Hong Kong under which we sell trade receivables with recourse, but there was nil balance outstanding. There were no such arrangements and no amounts outstanding at December 31, 2015.

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

Related Party Transactions

During the year ended December 31, 2015, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.4 million to the Company. As of December 31, 2015, $0.5 million (including $0.1 million outstanding due to Sun Zone as of December 31, 2014) was repaid and the outstanding amount due to Sun Zone was nil.

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

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2015, 2014 and 2013 amounted to $0.1 million, $0.1 million and $0.2 million, respectively.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of convertible notes, operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2015, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Convertible notes with principal and interest (1)	$1,210,813	$1,210,813	$-	$-	$-
Capital contributions (2)	-	-	-	-	-
Total	$1,210,813	$1,210,813	$-	$-	$-

(1)	Our convertible notes will mature in 2016, unless earlier repurchased or converted.

(2)	The registered capital of SGOCO Shenzhen is $5.0 million. As of December 31, 2015, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International is required to pay $1.0 million and the remaining $4.0 million within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Tin Man Or	73	Chairman and Director
Frank Wu	44	Director
Pruby He	33	Director
John Chen	43	Director
Kim Sing Cheng	40	Director
Hok Fung Wai	39	Director
Shi-bin Xie	39	Chief Executive Officer and President
Xiao-Ming HU	44	Interim Chief Financial Officer
Tony Zhong	32	Vice President of Finance
Jin-feng Li	40	Vice President of Product Development

1 As of March 31, 2016

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

Pruby He, Director. Mr. Pruby He has been a director since June 30, 2014. Mr. He, aged 32, is an expert in internet industry and has ten years of experience in IT product development, media strategy and marketing. In the early 2014, he set up Bequ.com, a China based travel service platform which is designed to provide professional travel consultancy and extensive product line for individual needs. As the founder and CEO of Bequ.com, Mr. He operated the business and successfully raised funding from various private equity and venture capital firms. Prior to that, he served as General Manager of Micromega Technology Ltd and Product Manager of Arrow Electronics, ST microelectronics and QQ.com from 2004 to 2012. He holds a Bachelor degree in Electronic Engineering from the Chengdu University of Technology, China.

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

Kim Sing Cheng, Director. Mr. Cheng has been a director of the Company since December 21, 2015. Mr. Cheng is a professional accountant of Hong Kong and China and has over 15 years of experience in finance and accounting responsibilities. Prior to joining the commercial field, Mr. Cheng had been professionally trained in two audit firms.  After that in 2004, he joined Formosa Handbag Company Limited which is a major subcontractor of Nike Inc. in China.  Subsequently in 2007, Mr. Cheng joined Wofoo Plastics Limited which is the largest PVC compound producer in the Great China.  From 2008 till now, Mr. Cheng is the Finance Manager of Good View Fruits Company Limited which is the top-tier fruits wholesaler and manufacturer in Hong Kong and Macau.

Hok Fung Wai, Director Mr. Wai has been a director of the Company since December 21, 2015. Mr. Wai is an expert in the solar industry, dredging, highway construction and power stations projects. Mr. Wai also has many years of experience in M&A, fund raising and pre-IPO transactions. In the early 2008, he set up Hebort International Ltd, a Hong Kong based company which associates with a few of China State Owned Enterprises including China Harbour, China Communication Construction, CNTIC and Shenhua group. Hebort later becames a partner of Silverbear Capital and a strategic partner of UNIDO in exploring solar, Green and energy saving industry for more than 6 years. Mr. Wai still serves as the director of Wahfong Industrial Development Co Ltd based in Guangdong China for luxury garment business.

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

Xiao-Ming HU, Interim Chief Financial Officer. Mr. HU With over 18 years of experience in Accounting and Finance, specializing in electronic and consumable products, Mr. Xiao-Ming Hu was named as the Interim Chief Financial Officer of SGOCO. He joined the Company in August 2010 as finance manager and was promoted to the Financial Controller of Sgoco (Fujian) Electronic Co., Ltd., a former subsidiary of SGOCO, in June 2013. Prior to joining SGOCO, Mr. Hu was the financial controller of Allen International Group, a private group engaged in trading of cosmetic products and services. From 1998 to 2007, he was a finance manager of Hengan Group, a company engaged in manufacturing, distribution, and sale of personal hygiene products and listed on the Hong Kong Stock Exchange. In addition, Mr. Hu holds a Diploma of Finance from the South Western University of Finance and Economics in China.

Tony Zhong, Vice President of Finance. Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, a NYSE listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK.

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

For the year ended December 31, 2015, the aggregate cash compensation paid to our executive officers was approximately $0.1 million. There were 48,500 ordinary shares and stock options granted to executive officers in November 2015 and March 2016 for their service rendered.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits for our Chinese employees. Some of our executive officers are Chinese citizens and we have provided the pension and retirement benefits in accordance to the statutory requirement in PRC. The remaining executives and directors are non-Chinese citizens and there are no mandatory requirements for the above-mentioned contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers.

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

Annual bonus

Bonuses for any of executive officers are discretionary and are generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

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

51,750 ordinary shares were awarded in January 2012 to our independent directors, consultants and employees, 20,000 ordinary shares were issued in March 2013 to our independent directors and 28,750 ordinary shares were issued in July 2013 to our independent directors, consultants and employees. In January 2014, 40,000 ordinary shares were issued to our independent directors and employees (including certain executive officers). In January 2015, 45,000 ordinary shares were issued to our independent directors, consultants and employees (including certain executive officers). In November 2015, 72,500 ordinary shares were issued to our consultants and employees (including certain executive officers). In March 14, 2016, 12,000 post-split ordinary shares (the “Post-Split Shares”) were issued to our independent directors, consultants and employees (including certain executive officers).

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

Each senior executive officer is entitled to certain benefits upon termination, if we terminate the employment without cause or if he or she resigns upon the approval of our Board of Directors.

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

C. Board Practices.

Board of Directors

Our Board of Directors currently has six directors. Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of less than two directors with no maximum number. Our directors shall hold office until their successors are elected or appointed, which will be at the Company’s next annual meeting of shareholders. We do not have service contracts with our directors and do not provide our directors with any benefits upon termination of their service.

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

No contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers of the Company, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Messrs. Cheng, Wai, Wu, Chen and He meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

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

Audit Committee. Our audit committee consists of Mr. Chen (Chairperson), Mr. Wu and Mr. Cheng. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Chen is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

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

Nominating Committee . Our nominating committee consists of Mr. Cheng (Chairperson), Mr. Wu and Mr. He. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

Following the Sale of SGOCO (Fujian), only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were retained by the Company. As a result, the number of our full-time employees decreased from 22 as of December 31, 2014 to 16 as of December 31, 2015. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of March 31, 2016, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2016 by the sum of 7,136,678 being the number of post-split ordinary shares issued and outstanding as of March 31, 2016 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2016 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Tin Man Or (1)	2,285,000	32.0%
Frank Wu	10,000	*
John Chen	10,000	*
Pruby He	10,000	*
Shi-bin Xie	7,500	*
Xiao-Ming Hu	17,500	*
Tony Zhong	28,500	*

Principal Shareholders
Sze Kit Ting	565,058	7.9%
Richly Conqueror Limited (2)	1,162,305	16.3%

“*” Indicates less than 1%

(1)	The shares listed in the table are held by Sun Zone Investments Limited (“Sun Zone”), a British Virgin Islands corporation, formed for the purpose of holding stock in Honesty Group by our Chairman Mr. Tin Man Or, in connection with the Acquisition, Mr. Or is a director of both Sun Zone and the company.

(2)	Richly Conqueror Limited, a British Virgin Islands corporation, is beneficially owned by Mr Chan, Kam Biu Richard. The business address of Richly Conqueror Limited is Flat C, 37/F, Tower 9, Le Point, Metro Town, 8 King Ling Road, Tsueng Kwan O, Hong Kong.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a charge of control of our company.

As of March 31, 2016, we had 7,136,678 post-split ordinary shares issued and outstanding. To our knowledge, as of such date, we had at least two (2) record holders of our shares located in the U.S. that held an aggregate of 60,000 ordinary shares. The number of beneficial owners of our ordinary shares in the U.S. is likely to be much larger than the number of Holders of record of our ordinary shares in the U.S.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Mr. Tin Man Or owns Sun Zone, a British Virgin Islands corporation.

During the year ended December 31, 2015, Sun Zone, a shareholder of the Company which is 100% owned by our Chairman, Mr. Tin Man Or, advanced $0.4 million to the Company. As of December 31, 2015, $0.5 million (including $0.1 million outstanding due to Sun Zone as of December 31, 2014) was repaid and the outstanding amount due to Sun Zone was nil.

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

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High		Low
2015	$	N/A	$	N/A	$3.80	$1.00	$	N/A	$	N/A
2014	$	N/A	$	N/A	$17.36	$2.36		$0.20		$0.20
2013	$	N/A	$	N/A	$33.32	$2.80		$5.00		$0.08
2012	$	N/A	$	N/A	$15.12	$2.44		$0.80		$0.04
2011	$	N/A	$	N/A	$27.52	$5.00		$3.00		$0.40
2010		$37.00		$28.00	$32.00	$18.00		$4.60		$0.72

Quarterly Highs and Lows	High		Low		High	Low	High		Low
2016
First Quarter	$	N/A	$	N/A	$3.77	$1.36	$	N/A	$	N/A
2015
Fourth Quarter	$	N/A	$	N/A	$2.56	$1.00	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$2.92	$1.24	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$2.80	$1.84	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$3.80	$1.52	$	N/A	$	N/A
2014
Fourth Quarter	$	N/A	$	N/A	$7.48	$2.04	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$17.36	$5.08	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$16.08	$7.52	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$17.16	$11.92		$0.05		$0.05

Monthly Highs and Lows	High		Low		High	Low	High		Low
March 2016	$	N/A	$	N/A	$3.77	$3.17	$	N/A	$	N/A
February 2016	$	N/A	$	N/A	$4.48	$2.73	$	N/A	$	N/A
January 2016	$	N/A	$	N/A	$6.40	$1.36	$	N/A	$	N/A
December 2015	$	N/A	$	N/A	$2.20	$1.16	$	N/A	$	N/A
November 2015	$	N/A	$	N/A	$2.20	$1.00	$	N/A	$	N/A

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

We entered into a series of Securities Purchase Agreements with certain investors between June and September, 2015. Pursuant to the Agreements, we issued certain convertible notes to the investors in a total principal amount of $1.1 million.

On September 26, 2013, we entered into a credit facility agreement with China Everbright Bank of RMB50 million and borrowed a short term bank loan of RMB25 million (approximately equivalent to $ 4.1 million) on the same day. The credit facility agreement was guaranteed by Guanke with a fee of $19,000. The loan bore interest at 7.2% per annum and was repaid on September 25, 2014 upon maturity.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2015, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2015 and 2014.

In addition, our actual PFIC status for our 2015 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov .

Our Internet website is www.sgocogroup.com . We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed partly to a decline in our 2015 revenues, which we report in U.S. dollars in our financial statements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the approval of the Acquisition and the subsequent amendments of the Escrow Agreement our warrant holders agreed to amend the Warrant Agreement governing our outstanding registered warrants to provide that:

1.	the exercise price per share of the warrants be increased from $20.00 to $32.00;

2.	the term of each outstanding warrant be extended to expire on the earlier of March 7, 2014 or the redemption of the warrant; and

3.	Holders of the warrants may redeem their warrants for $2.00 at the time of the Acquisition.

The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

The amendment to the Escrow Agreement is set forth the as Exhibit 2.9 to our Annual Report on Form 20-F filed April 19, 2013.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Mr. Shi-bin Xie and Interim Chief Financial Officer, Mr. Xiao-Ming Hu, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were ineffective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weakness identified in our internal control over financial reporting discussed below.

Despite that, management believes that the consolidated financial statements included in this Annual Report on Form 20-F present fairly the consolidated financial position, results of operations and cash flows of SGOCO for the fiscal year covered.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2015, our internal control over financial reporting is ineffective.

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

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	We are in the process of hiring a permanent chief financial officer with significant U.S. GAAP and SEC reporting experience; and

3.	We plan to provide further training to SGOCO’s finance staff to enhance their understanding of SGOCO’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control.

We intend to complete the remediation of the material weaknesses discussed above as soon as practicable but we can give no assurance that we will be able to do so. Designing and implementing an effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weakness that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2015 and 2014.

	2015	2014
Audit Fee	$200,020	$222,107
Audit-Related Fees	-	-
Total	$200,020	$222,107

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. The 2015 fees include the Company’s 2014 annual audit. The 2014 fees include the Company’s 2013 annual audit.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3	Employment Agreement between Burnette Or and SGOCO International (HK) Ltd. dated April 1, 2013 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.4	Employment Agreement between Johnson Lau and SGOCO International (HK) Ltd. dated July 1, 2013 (incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.5	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.6	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.7	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.8	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.9	Summary of Credit facility agreement and loan agreement with China Everbright Bank (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.10	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.11*	Sale and Purchase Agreement dated December 28, 2015, by and between Sgoco International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited.
4.12*	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between Sgoco International Limited and Richly Conqueror Limited.

4.13*	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015.

4.14*	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015.

4.15*	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015.

4.16*	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015.

4.17*	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015.

4.18*	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015.

4.19*	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015.

4.20*	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016.

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: May 16, 2016	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficiency and recorded a loss in the current year. All these factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crowe Horwath (HK) CPA Limited
Crowe Horwath (HK) CPA Limited
Hong Kong, China
May 16, 2016

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands of U.S. dollars except share and per share data)

	2015	2014
ASSETS
CURRENT ASSETS
Cash	345	92
Accounts receivable, net of provision for doubtful accounts of $1 and nil, respectively	228	910
Other receivables and prepayments	456	51
Receivable from sale of a subsidiary	-	91,379
Inventories	26	1
Advances to suppliers	126	33
Prepaid income taxes	-	17
Other current assets	-	56
Total current assets	1,181	92,539

DEPOSITS FOR ACQUISITION OF SUBSIDIARIES	85,693	-
PLANT AND EQUIPMENT, NET	8	14

Total assets	86,882	92,553

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	46	606
Loan from a shareholder	-	100
Other payables and accrued liabilities	169	209
Customer deposits	421	198
Taxes payable	6,241	6,241
Warrant derivative liability	-	2
Convertible notes	2,169	-

Total liabilities	9,046	7,356

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2015 and 2014	-	-
Common stock, $0.004 par value, 12,500,000 shares authorized, 4,471,215 and 4,353,715 shares issued and outstanding as of December 31, 2015 and 2014, respectively	18	18
Paid-in-capital	25,904	25,589
Statutory reserves	-	-
Retained earnings	57,183	59,601
Accumulated other comprehensive loss	(5,269)	(11)
Total shareholders' equity	77,836	85,197

Total liabilities and shareholders' equity	86,882	92,553

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of U.S. dollars except share and per share data)

	2015	2014	2013

REVENUES	1,921	43,230	200,974

COST OF GOODS SOLD	1,826	41,213	185,045

GROSS PROFIT	95	2,017	15,929

OPERATING EXPENSES:
Selling expenses	131	297	1,073
General and administrative expenses	1,498	3,069	3,802
Total operating expenses	1,629	3,366	4,875

(LOSS) INCOME FROM OPERATIONS	(1,534)	(1,349)	11,054

OTHER INCOME (EXPENSES):
Interest income	220	338	12
Interest expense	(57)	(304)	(260)
Other income (expense), net	(8)	319	192
Loss on change in fair value of convertible notes	(1,041)	-	-
Change in fair value of warrant derivative liability	2	19	3
Total other income (expenses), net	(884)	372	(59)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(2,418)	(977)	10,995

PROVISION FOR INCOME TAXES	-	1,311	2,551
NET (LOSS) INCOME	(2,418)	(2,288)	8,444

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(5,258)	(36)	805
Realization of foreign currency translation gain relating to disposal of a subsidiary	-	(805)	-

COMPREHENSIVE (LOSS) INCOME	(7,676)	(3,129)	9,249

(LOSS) INCOME PER SHARE:
Basic	(0.55)	(0.53)	1.96
Diluted	(0.55)	(0.53)	1.96

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	4,400,298	4,351,517	4,298,297
Diluted	4,400,298	4,351,517	4,298,297

 The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	(Loss) Income	Total
BALANCE, January 1, 2013	4,366,339	17	24,828	401	53,044	25	78,315
Shares issued for equity compensation plan	48,750	1	224	-	-	-	225
Net income	-	-	-	-	8,444	-	8,444
Appropriations to statutory reserves	-	-	-	408	(408)	-	-
Foreign currency translation adjustment	-	-	-	-	-	805	805
BALANCE, December 31, 2013	4,415,089	18	25,052	809	61,080	830	87,789
Shares issued for equity compensation plan	40,000	1	537	-	-	-	538
Escrow shares cancelled	(101,374)	(1)	-	-	-	-	(1)
Net loss	-	-	-	-	(2,288)	-	(2,288)
Foreign currency translation adjustment	-	-	-	-	-	(36)	(36)
Realization of foreign currency translation gain relating to disposal of a subsidiary	-	-	-	-	-	(805)	(805)
Reclassification of statutory reserves upon disposal of a subsidiary	-	-	-	(809)	809	-	-
BALANCE, December 31, 2014	4,353,715	18	25,589	-	59,601	(11)	85,197
Shares issued for equity compensation plan	117,500	-	239	-	-	-	239
Shares to be issued on conversion of convertible notes	51,511	-	76	-	-	-	76
Net loss	-	-	-	-	(2,418)	-	(2,418)
Foreign currency translation adjustment	-	-	-	-	-	(5,258)	(5,258)
BALANCE, December 31, 2015	4,552,726	18	25,904	-	57,183	(5,269)	77,836

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of U.S. dollars)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(2,418)	(2,288)	8,444
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	3	19	76
Property, plant and equipment write-off	3	-	-
Inventory write-off	1	-	-
Transaction cost from issue of convertible notes	106	-	-
Bad debt provision	1	-	98
Change in fair value of warrant derivative liability	(2)	(19)	3
Share-based compensation expenses	239	538	225
Deferred income taxes	-	-	314
Loss on change in fair value of convertible notes	1,041	-	-
Change in operating assets
Accounts receivable, trade	676	14,275	10,953
Notes receivable	-	1,316	(1,294)
Other receivables and prepayments	(67)	521	(561)
Inventories	(27)	2,009	(1,093)
Prepaid income tax	17	(17)	-
Advances to suppliers	(99)	(42,814)	(4,344)
Other current assets	53	53	31
Change in operating liabilities
Accounts payable, trade	(556)	13,495	(10,195)
Other payables and accrued liabilities	22	1,943	141
Customer deposits	245	(200)	(189)
Taxes payable	-	385	(1,225)
Net cash (used in) provided by operating activities	(762)	(10,784)	1,384

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of a subsidiary, net of cash disposed of $25	89,766	(25)	-
Deposits paid for acquisition of subsidiaries	(89,302)	-	-
Purchase of equipment and construction-in-progress	-	-	(32)
Net cash (used in) provided by investing activities	464	(25)	(32)

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013 - Continued

(In thousands of U.S. dollars)

	2015	2014	2013

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	-	-	6,668
Payments on short-term loan	-	(2,599)	(6,230)
Proceeds from loan from a shareholder	405	600	-
Payments on loan from a shareholder	(505)	(500)	(209)
Proceeds from convertible notes	696	-	-
Net cash (used in) provided by financing activities	596	(2,499)	229

EFFECT OF EXCHANGE RATE ON CASH	(45)	(97)	368

INCREASE (DECREASE) IN CASH	253	(13,405)	1,949

CASH, beginning of year	92	13,497	11,548

CASH, end of year	345	92	13,497

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	-	304	260
Cash paid for income taxes	-	963	3,205

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Receivable from convertible note holders under promissory notes	359	-	-
Receivable from the sale of a subsidiary	-	91,379	-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO” or “we”, “our” or “us”) was incorporated under Cayman Islands’ law on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People's Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008. On March 12, 2010, the Company completed a share-exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and Honesty Group became a wholly-owned subsidiary of the Company (the “Acquisition”). On the closing date, the Company issued 3,575,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group. Prior to the share-exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding. After the share-exchange transaction, the Company had 4,023,689 ordinary shares issued and outstanding.

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

In April 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

The Company has effected an 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

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

Sale of SGOCO (Fujian)

On December 24, 2014, the Company entered into a Sale and Purchase Agreement (“SPA”) to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group Holdings Limited, SGOCO’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed SGOCO to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.0 million (the “Sale Price”).

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

According to the SPA, Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to SGOCO and its affiliates, which amounted to $80.4 million. During 2015, the Company received full payments of the Sale Price and settlement of the Payables. The transfer of the Sale Equity was effective on December 31, 2014.

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

The operations of SGOCO (Fujian) are reflected in the Company’s 2014 financial statements through December 31, 2014, which was the completion date of the sale of SGOCO (Fujian). As a result, past performance may not be indicative of future performance.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2015:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
SGOCO Shenzhen	Shenzhen, China	100%

The Company had a working capital deficiency and recorded a loss in in the current year. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

On May 9, 2016, the Company entered into a share purchase agreement with certain investors whereby the Company agrees to sell to these investors 1,900,000 shares of the Company’s unregistered ordinary shares for an amount of $7 million. On May 11, 2016, the investors paid the first tranche of $350,000. The Company shall issue 95,000 shares within 30 working days upon receipt of such payment. The investors shall pay the balance of $6,650,000 on or before July 31, 2016, and the Company shall issue 1,805,000 shares within 30 working days upon receipt of such payment.

However, there can be no assurance that the Company will be successful in obtaining the financing. The Company believes that with the financing and the successful transition of business to provision of products and projects utilizing “green” energy technologies with the acquisition of Boca and potential acquisition of Sola Green (see Note 7), it can continue as a going concern and return to profitability.

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty related to the Company’s ability to continue as a going concern.

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

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2015 and 2014, there was $1 and nil allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Inventories

Inventory is composed of finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management reviews inventories for obsolescence and compares the cost of inventory with the market value at least once a year. An allowance is made for writing down the inventory to its market value, if it is lower than cost.

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

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment, for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets by comparing the asset's estimated fair value with its carrying value, based on cash flow methodology. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of December 31, 2015 and 2014, management believes there was no impairment of long-lived assets.

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

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans, customer deposits and convertible notes.

As of the balance sheet dates, the estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans and customer deposits were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans for similar remaining maturity and risk profile at the respective reporting periods.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2015	Fair Value Measurement at December 31, 2015
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$2,169	$-	$-	$2,169

	Carrying Value at December 31, 2014	Fair Value Measurement at December 31, 2014
		Level 1	Level 2	Level 3
Warrant derivative liability	$2	$-	$2	$-

A summary of changes in financial liabilities for the year ended December 31, 2015 was as follows:

Balance at January 1, 2015	$2
Change in fair value of warrant derivative liability	(2)
Issuance of convertible notes	1,149
Fair value loss on issuance of convertible notes	1,019
Interest expenses on convertible notes	56
Change in fair value of convertible notes	21
Conversion of convertible notes	(76)
Balance at December 31, 2015	2,169

Fair value of the convertible notes is determined using the binomial model using the following assumptions at inception and on subsequent valuation dates:

Convertible notes holder	Black Forest Capital, LLC	JSJ Investment Inc	Crown Bridge Partners LLC	LG Capital Funding LLC	Adar Bays LLC	Service Trading Co LLC	VIS Vires Group Inc
Appraisal Date (Inception Date)	7/17/15	6/3/15	9/11/15	6/10/15	6/11/15		6/25/15
Risk-free Rate	0.77%	0.42%	0.85%	0.78%	0.79%		0.77%
Applicable Closing Stock Price	$0.61	$0.70	$0.45	$0.79	$0.87		$0.66
Conversion Price	$0.34	$0.28	$0.23	$0.39	$0.39		$0.40
Volatility	31.45%	N/A	37.23%	30.18%	30.19%		31.58%
Dividend Yield	0.00%
Credit Spread	2.75%	2.59%	3.00%	2.85%	2.80%		2.76%
Liquidity Risk Premium	5.00%

Appraisal Date	12/31/15
Risk-free Rate	0.87%	2.16%	0.94%	0.79%	0.79%		0.61%
Applicable Closing Stock Price	$0.39
Conversion Price	$0.19	$0.19	$0.19	$0.21	$0.21		$0.22
Volatility	43.13%	N/A	38.86%	47.18%	47.18%		44.59%
Dividend Yield	0.00%
Credit Spread	4.08%	4.39%	4.08%	4.08%	4.08%		3.66%
Liquidity Risk Premium	5.00%

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was $27, nil and nil sales returns during the years ended December 31, 2015, 2014 and 2013, respectively.

Government grants

The Company was entitled to receive grants from the PRC municipal government under various local government programs. For the years ended December 31, 2015, 2014 and 2013, the Company received grants of nil, $358 and $302, respectively, from the PRC municipal government. The grants that the Company received in 2014 and 2013 did not have a specific requirement of usage or other condition, and they were recorded as other income upon receipt.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2015, 2014 and 2013, the Company incurred nil, $24 and $71 of interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred for the years ended December 31, 2015, 2014 and 2013.

Shipping and handling

Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2015, 2014 and 2013, amounted to $20, $86 and $536, respectively.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2015, 2014 and 2013 amounted to $74, $56 and $175, respectively.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with the provisions of FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings (loss) per share and disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilutive shares consist of the ordinary shares issuable upon the conversion of convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Under the treasury stock method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

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

The balance sheet amounts with the exception of equity were translated at RMB6.49 and RMB6.12 to $1.00 at December 31, 2015 and 2014, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2015, 2014 and 2013 were RMB6.23, RMB6.14 and RMB6.20 to $1.00, respectively.

Recent accounting pronouncements

The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods with that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

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

In February 2015, the FASB issued ASU 2015-02 "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial position, results of operations, or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial position, results of operations, or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments in ASU 2016-01 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

On March 17, 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides guidance on assessing whether an entity is a principal or an agent in a revenue transaction and whether an entity reports revenue on a gross or net basis. On April 14, 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing, which provides guidance on identifying performance obligations and accounting for licenses of intellectual property. The effective date and transition requirements for ASU No. 2016-08 and ASU No. 2016-10 are the same as the effective date and transition requirements of ASU No. 2014-09. The Company is evaluating the effect that ASU No. 2016-08 and ASU No. 2016-10 will have on the Company’s consolidated financial statements and related disclosures.

On March 15, 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. The amendments in ASU 2016-07 are effective for public companies for fiscal years beginning after December 31, 2017 including interim periods therein. Early adoption is permitted. The new standard should be applied prospectively for investments that qualify for the equity method of accounting after the effective date. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which includes amendments to accounting for income taxes at settlement, forfeitures, and net settlements to cover withholding taxes. The amendments in ASU 2016-09 are effective for public companies for fiscal years beginning after December 31, 2016, and interim periods within those annual periods. Early adoption is permitted but requires all elements of the amendments to be adopted at once rather than individually. The Company is evaluating the effect that ASU No. 2016-09 will have on the Company’s consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 - Accounts receivable, trade

Accounts receivable as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014

Accounts receivable	$229	$910
Allowance for doubtful accounts	(1)	-
	$228	$910

The movements in allowance for doubtful accounts are as follows:

	2015	2014

Balance at the beginning of the year	$-	$98
Addition	1	-
Disposal of a subsidiary	-	(98)
Balance at the end of the year	$1	$-

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 4 - Other receivables and prepayments

Other receivables and prepayments as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014

Receivables from convertible note holders	$359	$-
Other prepayments	97	51
Other receivables and prepayments	$456	$51

According to the convertible note agreements and related promissory notes, certain note holders are required to pay off the principal amount of $343 prior to the conversion of the respective convertible notes and no later than various dates in January and February 2016. Amounts of $247 and $96 were interest bearing at 8% and 12% per annum, respectively, and secured by the pledge of the $343 convertible notes issued by the Company to these note holders. As of December 31, 2015, unpaid interest thereon was $16.

Note 5 - Inventories

Inventories consisted of the following as of December 31, 2015 and 2014:

	December 31,
	2015	2014

Finished goods	$26	$1

Note 6 - Advances to suppliers

Advances to suppliers as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014

Advances to Honesty Group	$40	$-
Advances to other suppliers	86	33
Advances to suppliers	$126	$33

The Company makes advances to Honesty Group and other vendors for inventory purchases.

Note 7 - Deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52,000 in the form of cash, plus up to 19.9% new shares in SGOCO (as enlarged by the issuance). In December 2015, the Company paid a $52,000 refundable deposit to the Vendor.

Boca is principally engaged in environmental protection, energy saving technologies, equipment development and applications. Its business involves production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering.

The Company and Richly Conqueror Limited entered into a supplemental agreement on February 29, 2016, pursuant to which SGOCO International agreed to issue 1,162,305 ordinary shares of the Company to the Vendor on or before March 15, 2016 and both parties confirmed the closing date of the transaction shall be March 31, 2016. The shares were issued on March 7, 2016, and the fair value of the shares was $3.51 per share on the closing date, March 31, 2016.

After the completion of the acquisition, Boca became a wholly owned subsidiary of the Company.

The following table sets forth the Company’s best estimate of fair value of the assets acquired and the liabilities assumed. The Company is in the process of obtaining a third-party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed using the balances as of the closing date, March 31, 2016.

Boca

Net liabilities acquired	$(53)
Amortizable intangible assets (i)
Backlog contract	372
Proprietary technology	26,179
Goodwill	36,220
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

The transaction resulted in a purchase price allocation of $36,220 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Boca and the synergies expected from the combined operations of Boca and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing “green” energy technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

(b)	Potential Acquisition of Sola Green

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties expect that the definitive agreements will be executed and the transaction will be closed by June 30, 2016.

Sola Green invests and develops an Energy-saving Glass Coating. By applying nano-technology, Sola Green integrates rare earth elements with other materials to produce a liquid form thermal insulation coating material. The coating could reduce UV and infrared radiation from sunlight, while maintaining acceptable visibility through the coated glass. As a result of reducing infrared radiation from sunlight, a general temperature reduction of 5-7°C to indoor space could be achieved.

Up to the approval date of these financial statements, no definitive agreements have been signed and the acquisition is not yet completed.

Note 8 - Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2015 and 2014:

	December 31,
	2015	2014

Leasehold improvements	$-	$36
Machinery and equipment	1	1
Vehicles and office equipment	15	19
Total	16	56
Less: accumulated depreciation	(8)	(42)
Plant and equipment, net	$8	$14

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 amounted to $3, $19 and $76, respectively.

Note 9 - Debt and credit facilities

Total interest incurred amounted to $57, $304 and $260 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

The Company’s subsidiary incorporated in Hong Kong manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap). Total pension expense incurred by the Company was $11, $73 and $135 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 11 - Warrant derivative liability

Public Warrants

In March 2008, the Company, then a special purpose acquisition corporation (“SPAC”), completed its IPO, in which it sold 1,059,825 units (consisting of one ordinary share and one warrant) at $32 per unit. Those warrants (“Public Warrants”) issued in the IPO were publicly traded. Of the 1,059,825 Public Warrants outstanding prior to the consummation of the Acquisition, holders of 668,318 Public Warrants elected to redeem the warrants for cash of $2.00 per warrant.

During the year of 2011, the Company bought back 241,794 public warrants through private negotiations for total consideration of $361 with an average price $1.48 per warrant. In the event that the last sale price of an ordinary share exceeds $46.00 per share for any 20 trading days within a 30-trading day period, the Company had the option to redeem Public Warrants at a price of $0.04 per warrant. These warrants were expired on March 7, 2014.

Unit Options

Connected with the IPO in March 2008, the Company issued an option (“Unit Options”) on a total of 70,000 units with each unit consisting of one ordinary share and one ordinary share warrant (“Representative Warrants”) to the underwriters, Broadband Capital Management LLC. The Unit Option permitted the acquisition of 70,000 Units at $40.00 per unit. Those Representative Warrants were excisable at $32.00 per share. The Unit Options including the Representative Warrants expired on March 7, 2014.

Underwriter Warrants

Connected with a secondary public offering of the Company’s ordinary shares on December 23, 2010, the Company issued to its underwriter an option for $1 to purchase up to a total of 16,667 shares of ordinary shares (5% of the shares sold in the secondary offering) at $24.00 per share (120% of the price of the shares sold in the secondary offering). The option was exercisable commencing on June 12, 2012, and expired on December 20, 2015.

During 2011, the Company bought back 13,274 warrants from the underwriters for $27 with a price $2.00 per warrant. As a result, there were nil and 3,393 outstanding underwriter warrants as of December 31, 2015 and 2014.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2014 at $2 with an exercise price of $24.00, market price of $2.48, expected remaining term of one year, expected volatility of 176%, and a risk free rate of 0.11%.

The fair value changes of the underwriter warrants of $2, $19 and $3 were recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2014, respectively.

A summary of changes in warrant activity is presented as follows as of December 31, 2015:

Underwriter Warrants

Outstanding, January 1 and December 31, 2014	3,393
Expired	(3,393)

Outstanding, December 31, 2015	-

Note 12 – Convertible notes

The Company entered into a series of Securities Purchase Agreements (the "Agreements") with certain investors between June and September, 2015. Pursuant to the Agreements, the Company issued certain convertible notes (the “Notes”) to the investors in a total principal amount of $1,149. A summary of the major terms of the Agreements are presented as follows:

Investor	Principal amount	Issue date	Maturity date		Interest rate	Conversion discount rate (b)
LG Capital Funding, LLC	$231	6/10/2015	6/10/2016		8%	35%
JSJ Investments INC	150	6/3/2015	12/3/2015	(a)	12%	43%
Crown Bridge Partner, LLC	46	9/11/2015	8/25/2016		5%	42%
Service Trading Company, LLC	105	6/11/2015	6/11/2016		8%	35%
Adar Bays, LLC	158	6/11/2015	6/11/2016		8%	35%
Vis Vires Group, INC	159	6/10/2015	3/15/2016		8%	39%
Black Forest Capital, LLC	300	7/17/2015	7/17/2016		12%	42%
	$1,149

(a)	At any time before, on and after the maturity date, this note has a cash redemption premium of 150%.
(b)	The rate is the discount to the lowest closing bid price of the Company’s ordinary shares for the 10 or 20 days prior to the date of conversion or execution of the convertible note agreements, as the case may be.

The conversion feature is dual indexed to the Company’s stock, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. In addition, all issuance costs of $106 associated with the Notes offering have been expensed as incurred in the year ended December 31, 2015.

Fair value of the Notes of $2,169 as of December 31, 2015 is determined using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Group uses a weighted risk-free and risk interest rate (the combination of the risk free rate plus the credit spread for the underlying Notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risk interest rate.

During 2015, the note holders converted Notes with a total principal amount of $35 into 51,511 ordinary shares of the Company.

Up to the approval date of these financial statements, the note holders have fully converted Notes with a total principal amount of $1,149 into 1,394,936 ordinary shares of the Company.

Note 13 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014

Accrued professional fees	$132	$130
Accrued staff costs and staff benefits	15	27
Others	22	52
	$169	$209

Note 14 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2015 and 2014.

Issuance of capital stock

On March 5, 2015, a total of 45,000 ordinary shares were issued to the Company’s directors and certain employees, which vested immediately. The grant date fair values were $2.80 per share. On November 16, 2015, a total of 72,500 ordinary shares were issued to the Company’s certain employees and consultants, which vested immediately. The grant date fair value was $1.56 per share. Share-based compensation expense of $239 was recognized in the consolidated statements of comprehensive income (loss) in 2015. In December 2015, certain of holders agreed to convert convertible notes with a principal amount of $35 for a total of 51,511 of ordinary shares. The amount of $76 was classified as shares to be issued under paid-in capital as of December 31, 2015.

On January 21, 2014, a total of 40,000 ordinary shares were issued to the Company’s directors and certain employees, which vested immediately. The grant date fair value was $13.44 per share. Share-based compensation expense of $538 was recognized in the consolidated statements of comprehensive income (loss) in 2014.

On March 1, 2013 and June 3, 2013, a total of 48,750 ordinary shares were issued to the Company’s employees, directors and consultants. Share-based compensation expense of $225 was recognized in the consolidated statements of comprehensive income (loss) in 2013.

Note 15 - Statutory reserves

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

For the years ended December 31, 2015, 2014 and 2013, the Company made appropriations of nil, nil and $408 to the statutory reserves, respectively. No appropriations were made to surplus reserve fund.

Note 16 - Income taxes

Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%.

SGOCO International is incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2015, 2014 and 2013.

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

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2015, 2014 and 2013, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2015, 2014 and 2013. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2015 were nil (2014: nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(2.5)	(5.8)	(5.6)
Valuation allowance	(7.7)	(37.5)	2.1
Tax on disposal of SGOCO (Fujian) (a)	-	(89.9)	-
Other (b)	(14.8)	(26.0)	1.7
Effective income taxes	0%	(134.2)%	23.2%

Notes:

(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2014 was an amount of $877 on the Sale of SGOCO (Fujian).

Included in income tax payable as of December 31, 2015 were payables made for the Sale of Honesty Group and Sale of SGOCO (Fujian) of $6,241 (2014: payables made for the Sale of Honesty Group of $6,241). The amounts remained unpaid as of the date of this Annual Report. The Company has already submitted relevant documents to the PRC tax bureau regarding the Sale of Honesty Group and the Sale of SGOCO (Fujian).

(b)	There were no other material items affecting the effective income tax for the years ended December 31, 2015, 2014 and 2013 except for (i) the expense incurred by holding company incorporated in the Cayman Islands where there is no tax. The other 14.8%, 26.0% and 1.7% for the years ended December 31, 2015, 2014 and 2013 included losses incurred by SGOCO of approximately $1.4 million, $0.5 million and $0.4 million, respectively and (ii) under-provision of Hong Kong profits tax and as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2015	2014
Deferred income tax assets:
Net operating loss carry-forward	$939	$838
Less: Valuation allowance	(939)	(838)
	$-	$-

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entity and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2015 and 2014, the Company had $2,361 and $2,091, respectively, of deductible tax loss carry forwards that expire through December 31, 2020. The net tax loss of the Hong Kong entity of $867 and $159 as of December 31, 2015 and 2014, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2015 and 2014, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $606 and $599, respectively, available to reduce future taxable income which will expire in various years through 2030. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 17 - Enterprise-wide geographic reporting

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

The Company does not have material long-lived assets located in foreign countries other than PRC. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	Year ended December 31,
	2015	2014	2013

China	$1,184	$41,321	$177,836
International	737	1,909	23,138
Total	$1,921	$43,230	$200,974

During the years ended December 31, 2015, 2014 and 2013, all of international sales were made to customers in Hong Kong.

Note 18 - Related party and shareholder transactions

During the year ended December 31, 2015, Sun Zone Investments Limited (“Sun Zone”), a shareholder of the Company which is 100% owned by the Company’s Chairman, Mr. Tin Man Or, loaned $405 to the Company. As of December 31, 2015, $505 was repaid and the outstanding amount due to Sun Zone is nil.

Note 19 - Earnings (loss) per share

The following is a reconciliation of the basic and diluted earnings (loss) per share computation:

	For the year ended December 31,
	2015	2014	2013

Net (loss) income for earnings per share	$(2,418)	$(2,288)	$8,444

Weighted average shares used in diluted computation - basic and diluted	4,400,298	4,351,517	4,298,297

Earnings (loss) per share – basic and diluted	$(0.55)	$(0.53)	$1.96

In accordance with the U.S. GAAP, outstanding ordinary shares that are contingently returnable are treated in the same manner as contingently issuable shares.

A total of 90,332 ordinary shares owned by the Sponsors that were no longer subject to cancellation were used to calculate basic earnings per share upon provision of services. The remaining 101,374 ordinary shares in escrow which would be released contingent on financial advisory and certain other services to be provided by the Sponsors are excluded from basic and diluted earnings per share computation for 2013. The escrow expired on December 31, 2013 and the escrowed shares were cancelled on May 5, 2014. As of December 31, 2014, all the Company’s warrants and unit options were excluded from the diluted loss per share calculation as they were anti-dilutive. As of December 31, 2015, all the Company’s warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 20 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2015 and 2014.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2015, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Convertible notes with principal and interest	1,211	1,211	-	-	-
Capital contributions (1)	-	-	-	-	-
Total	$1,211	$1,211	$-	$-	$-

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2015, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International was required to pay $1,000 and the remaining $4,000 within 3 months and within one year, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

Note 21 - Concentration of risks

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and advances to suppliers. As of December 31, 2015 and 2014, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from three major customers was $1,244, or approximately 66.8% of the Company’s total sales for the year ended December 31, 2015, with each customer individually accounting for 39.6%, 16.2% and 11.0% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2015. The Company’s accounts receivable from these customers were approximately $228 as of December 31, 2015.

Sales revenue from two major customers was $22,334, or approximately 51.7% of the Company’s total sales for the year ended December 31, 2014, with each customer individually accounting for 37.8% and 13.9% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2014. The Company’s accounts receivable from these customers were approximately $22,334 as of December 31, 2014.

Sales revenue from two major customers was $73,452, or approximately 36.5% of the Company’s total sales for the year ended December 31, 2013, with each customer individually accounting for 22.3% and 14.2% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues in 2013. The Company’s accounts receivable from these customers were approximately $15,948 as of December 31, 2013.

Three major vendors provided approximately 83.4% of total purchases (including 15.6% of purchases from Honesty Group) by the Company during the year ended December 31, 2015. The Company’s accounts payable due to these vendors was approximately $46 as of December 31, 2015.

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

Note 22 - Subsequent events

Apart from those disclosed elsewhere in these financial statements, the Company had the following subsequent events:

On March 15, 2016, a total of 48,000 shares were issued to the Company’s independent directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.35 per share. Compensation expense of $161 will be recorded in the statement comprehensive income (loss) during 2016.

On February 29, 2016, a total of 60,000 shares were issued to the certain IR service providers. The grant date fair value was $3.37 per share. Consulting expense of $202 will be recorded in the statement comprehensive income (loss) during 2016.

