Form 20-F/A
period 2015-12-31
SGOCO Group, Ltd.
filed 2016-10-17
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

With a copy to:

Garvey Schubert Barer

2nd Floor, 1000 Potomac Street, NW

Washington, DC 20007

Telephone: 1(202) 298-1735

Facsimile: 1(202) 965-1729

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

☐ Yes       ☒ No

EXPLANATORY NOTE

SGOCO Group, Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to amend its Annual Report for the fiscal year ended December 31, 2015, as originally filed with the Securities and Exchange Commission on May 16, 2016 (the “2015 Form 20-F”) for the following purposes: (i) replace the Report of the Company’s Independent Registered Public Accounting Firm in the consolidated financial statements (the “Accountant’s Report”), as included in Item 18 and on page 75 of the 2015 Form 20-F, with the Report of the new Independent Registered Public Accounting Firm of the Company, appointed by the Company’s Audit Committee of the Board of Directors on September 19, 2016; (ii) disclose the investors paid the balance of $6,650,000 on August 11, 2016 and the Company issued 1,900,000 shares on September 19, 2016 under section B. Liquidity and Capital Resources of Item 5 on page 46 of the 2015 Form 20-F; (iii) as a result of (ii) and the Report of our new Independent Registered Public Accounting Firm, delete the paragraph of “our auditors having expressed substantial doubt about our ability to continue as a going concern” in Risk Factor section of Item 3, on page 9 of the 2015 Form 20-F; (iv) disclose the same information as (ii) and delete the going concern related paragraph in Note 2 to consolidated financial statement in Item 18 on page 83 of the 2015 Form 20-F; (v) include updates of the potential acquisition of Sola Green as of the date of this Amendment No. 1 under Section A History and Development of the Company in Item 4 on page 31 and also under Note 7 to the consolidated financial statements in Item 19 on page 91 of the 2015 Form 20-F; (vi) include updated recent accounting pronouncements as of the date of this Amendment No. 1 in Note 2 to the consolidated financial statements in Item 19 on page 88 of the 2015 Form 20-F and (vii) include the updated subsequent events as of the date of this Amendment No. 1 in Note 22 to the consolidated financial statements in Item 19 on page 99 of the 2015 Form 20-F.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the 2015 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2015 Form 20-F or reflect any events that have occurred after the 2015 Form 20-F was filed on May 16, 2016. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to May 16, 2016. Accordingly, this Amendment No. 1 should be read in conjunction with the 2015 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to May 16, 2016, including any amendments to such documents. Because this Form 20-F/A sets forth the original Form 20-F in its entirety, it includes both items that have been changed as a result of the amended disclosures and items that are unchanged from the original Form 20-F. Other than the revision of the disclosures as discussed above, this Form 20-F/A speaks as of the original filing date of the original Form 20-F and has not been updated to reflect other events occurring subsequent to the original filing date. This includes forward-looking statements and all other sections of this Form 20-F/A that were not directly impacted by this amendment, which should be read in their historical context.

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

Our industry has experienced declines in the average selling prices of display products irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs .

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

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 201 5, sales to our top three distributors accounted for 66.8% of total revenue. For 2014 and 2013, sales to our top two distributors accounted for 51.7% and 36.5%, respectively, of our total revenue.

Our largest customers have generally changed from period-to-period. There were three, two and two customers each with more than 10% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively.

Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business .

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

Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business .

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

We may not be able to adequately respond to changes in technology affecting the energy saving industry .

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

We expanded our business rapidly during the years between 2006 and 2013. Our revenues, however, dropped significantly in 201 5 and 2014 primarily attributable to our significant reduction in businesses as a result of the sale of SGOCO (Fujian) , weak industry growth and increased competition in China’s flat panel display market, which was our primary market.

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

Material advances for finished goods purchases may increase risk of loss resulting from non-delivery of goods by our suppliers .

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

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties originally expected that the definitive agreements would be executed and the transaction would be closed by June 30, 2016. The completion of the transaction is dependent on the completion of due diligence. Up to the date of this filing, the transaction has not been completed.   Sola Green invests and develops an Energy-saving Glass Coating. By applying nano-technology, Sola Green integrates rare earth elements with other materials to produce a liquid form thermal insulation coating material. The coating could reduce UV and infrared radiation from sunlight, while maintaining acceptable visibility through the coated glass. As a result of reducing infrared radiation from sunlight, a general temperature reduction of 5-7°C to indoor space could be achieved.

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

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The decrease in general and administrative expenses was mainly due to reduction in staff costs and tightened cost control. However, the proportion of decrease in general and administrative expenses was slower than the decrease in revenues as in 2015 ; there was convertible note issuance cost of $0.1 million , and most of the other general and administrative expenses, including the professional expenses and listing related expenses, were fixed costs.

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

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 201 5 was $2.4 million, as compared to $2.3 million for 2014. The net loss margin was 125.9% for the year ended December 31, 2015, as compared to 5.3% during the same period of 2014. The loss margin in 2015 was primarily attributable to the decrease in revenues and decrease in gross margin of our products sold, and loss on the change in fair value of our convertible notes issued in 2015.

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

Cash and cash equivalents

As of December 31, 201 5, we held $0.3 million in cash and cash equivalents and a deficit of $7.9 million in working capital. As of December 31, 2014, we had $0.1 million in cash and cash equivalents and $85.2 million in working capital. The current ratios were (0.13) and 12.6 as of December 31, 2015 and 2014, respectively.

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

Our 201 5 inventory turnover rate accelerated to 135.3x (or 3 days on hand) from 11.7x (or 31 days on hand) in 2014. The improvement stemmed from our lower level of inventory after the Sale of SGOCO (Fujian) and better coordination between our sales and purchase departments after a revamping of our logistics system.

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

As of December 31, 2015, we had a working capital deficiency and recorded a loss in the current year. Certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million, which shall be paid on or before July 31, 2016. In May 2016, we have received the first tranche of $350,000. The investors paid the balance of $6,650,000 on August 11, 2016 and we issued 1,900,000 shares on September 19, 2016. If our cash and bank borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Pruby He, Director . Mr. Pruby He has been a director since June 30, 2014. Mr. He, aged 32, is an expert in internet industry and has ten years of experience in IT product development, media strategy and marketing. In the early 2014, he set up Bequ.com, a China based travel service platform which is designed to provide professional travel consultancy and extensive product line for individual needs. As the founder and CEO of Bequ.com, Mr. He operated the business and successfully raised funding from various private equity and venture capital firms. Prior to that, he served as General Manager of Micromega Technology Ltd and Product Manager of Arrow Electronics, ST microelectronics and QQ.com from 2004 to 2012. He holds a Bachelor degree in Electronic Engineering from the Chengdu University of Technology, China.

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

Tony Zhong, Vice President of Finance . Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, a NYSE listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK.

Jin-feng Li, Vice President of Product Development . Mr. Li joined SGOCO in October 2013. Mr. Li has over 15 years of experience in the design and engineering of electronic products. From 2010 to 2013, Mr. Li served as Vice President of the Research and Development Centre in Shenzhen Dongqiao Huahan Technology Co., Ltd. Mr. Li served several engineer and product development manager roles in various companies in China from 1997 to 2010. Mr. Li holds a Diploma in Applied Electronics Technology from Central South University.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3	Employment Agreement between Burnette Or and SGOCO International (HK) Ltd. dated April 1, 2013 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.4	Employment Agreement between Johnson Lau and SGOCO International (HK) Ltd. dated July 1, 2013 (incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.5	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.6	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.7	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.8	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.9	Summary of Credit facility agreement and loan agreement with China Everbright Bank (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.10	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.11	Sale and Purchase Agreement dated December 28, 2015, by and between Sgoco International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited.

4.12	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between Sgoco International Limited and Richly Conqueror Limited.

4.13	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015.

4.14	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015.

4.15	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015.

4.16	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015.

4.17	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015.

4.18	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015.

4.19	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015.

4.20	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016.

8.1	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of DCAW (CPA) Limited

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: October 17, 2016	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer

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

/s/ DCAW (CPA) Limited
DCAW (CPA) Limited
Hong Kong, China
October 17, 2016

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

( In thousands of U.S. dollars except share and per share data )

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

( In thousands of U.S. dollars except share data )

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

( In thousands of U.S. dollars )

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

On May 9, 2016, the Company entered into a share purchase agreement with certain investors whereby the Company agrees to sell to these investors 1,900,000 shares of the Company’s unregistered ordinary shares for an amount of $7 million. On May 11, 2016, the investors paid the first tranche of $350,000. The Company shall issue 95,000 shares within 30 working days upon receipt of such payment. The investors paid the balance of $6,650,000 on August 11, 2016, and the Company issued 1,900,000 shares on September 19, 2016.

The Company believes that with the financing and the successful transition of business to provision of products and projects utilizing “green” energy technologies with the acquisition of Boca and potential acquisition of Sola Green (see Note 7), it can return to profitability.

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

Fair value of the convertible notes is determined using the binomial model using the following assumptions at inception and on subsequent valuation dates:

Convertible	Black	JSJ	Crown	LG Capital	Adar	Service	VIS
notes	Forest	Investment	Bridge	Funding	Bays	Trading	Vires
holder	Capital, LLC	Inc	Partners LLC	LLC	LLC	Co LLC	Group Inc
Appraisal Date (Inception Date)	7/17/15	6/3/15	9/11/15	6/10/15	6/11/15		6/25/15
Risk-free Rate	0.77%	0.42%	0.85%	0.78%	0.79%		0.77%
Applicable Closing Stock Price	$0.61	$0.70	$0.45	$0.79	$0.87		$0.66
Conversion Price	$0.34	$0.28	$0.23	$0.39	$0.39		$0.40
Volatility	31.45%	N/A	37.23%	30.18%	30.19%		31.58%
Dividend Yield	0.00%
Credit Spread	2.75%	2.59%	3.00%	2.85%	2.80%		2.76%
Liquidity Risk Premium	5.00%

Appraisal Date	12/31/15
Risk-free Rate	0.87%	2.16%	0.94%	0.79%	0.79%		0.61%
Applicable Closing Stock Price	$0.39
Conversion Price	$0.19	$0.19	$0.19	$0.21	$0.21		$0.22
Volatility	43.13%	N/A	38.86%	47.18%	47.18%		44.59%
Dividend Yield	0.00%
Credit Spread	4.08%	4.39%	4.08%	4.08%	4.08%		3.66%
Liquidity Risk Premium	5.00%

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

On March 17, 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides guidance on assessing whether an entity is a principal or an agent in a revenue transaction and whether an entity reports revenue on a gross or net basis. On April 14, 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing, which provides guidance on identifying performance obligations and accounting for licenses of intellectual property. The effective date and transition requirements for ASU No. 2016-08 and ASU No. 2016-10 are the same as the effective date and transition requirements of ASU No. 2014-09. In May 2016, the FASB issued ASU 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU 2014-09 and 2014-16, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. The Company is evaluating the effect that ASU No. 2016-08 and ASU No. 2016-10 will have on the Company’s consolidated financial statements and related disclosures.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

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

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties originally expected that the definitive agreements would be executed and the transaction would be closed by June 30, 2016.  The completion of the transaction is dependent on the completion of due diligence. Up to the approval date of these financial statements the due diligence is still in progress and, no definitive agreements have been signed and the acquisition is not yet completed.

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

Note 22 - Subsequent events

Apart from those disclosed elsewhere in these financial statements, the Company had the following subsequent events:

On March 29, 2016, a total of 31,250 shares were issued to a consultant of the Company. The grant date fair value for such shares was $3.38 per share. Consulting expense of $106 will be recorded in the statement of comprehensive income (loss) during the 2016 fiscal year.

On March 15, 2016, a total of 48,000 shares were issued to the Company’s independent directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.35 per share. Compensation expense of $161 will be recorded in the statement of comprehensive income (loss) during 2016.

On February 29, 2016, a total of 60,000 shares were issued to the certain IR service providers. The grant date fair value was $3.37 per share. Consulting expense of $202 will be recorded in the statement of comprehensive income (loss) during 2016.

