Form 20-F
period 2016-12-31
SGOCO Group, Ltd.
filed 2017-05-15
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

The registrant had 9,387,928 ordinary shares issued and outstanding as of December 31, 2016.

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
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	Sale of SGOCO (Fujian) may not produce the benefits the Company anticipated and may raise uncertainty about our future direction;

2.	The acquisition of Boca International Limited and Century Skyway Limited may not produce the benefits the Company anticipated and the Company is exposed to both operational and acquisition integration risks that could adversely affect the Company;

3.	Competition in our industry is intense and we may lose customers;

4.	Decreased selling prices for display products, regardless of cyclical fluctuations in the industry, would adversely impact our margins if prices decrease faster than we are able to reduce our costs;

5.	We sell most of our products through a few large distributors with which we do not have long-term agreements and, accordingly, we may have risks from our level of customer concentration;

6.	Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business;

7.	Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business;

8.	We may not be able to adequately respond to changes in technology affecting the energy saving industry;

9.	We may not be able to generate any growth and our sales may continue to decrease in the future;

10.	Our ability to maintain effective internal control over financial reporting;

11.	China’s overall economic conditions and local market economic conditions;

12.	Possibility of securing loans and other financing without sufficient fixed assets as collateral; and

13.	Legislation or regulatory environments.

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

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands. Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Boca International Limited., a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% newly issued ordinary shares of the Company. In March, 2016, the acquisition of Boca was closed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% of the shares and ownership of Boca.

On April 28, 2017, SGOGO International (HK) Limited (“SGOCO HK”), a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO HK acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by the Seller. In consideration for the acquisition of Century, SGOCO HK paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred in May, 2017.

The selected consolidated statement of operations data presented below for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements that have not been included herein and were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2016, 2015 and 2014 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except per share amounts which are based upon post-split share numbers)

	For the Years Ended
	December 31,
	2016	2015	2014	2013	2012

Net revenues	5,069	1,921	43,230	200,974	166,701
Cost of goods sold	(4,867)	(1,826)	(41,213)	(185,045)	(154,221)
Gross profit	202	95	2,017	15,929	12,480
Selling expenses	(55)	(131)	(297)	(1,073)	(670)
General and administrative expenses	(4,115)	(1,498)	(3,069)	(3,802)	(5,322)
Total operating expenses	(4,170)	(1,629)	(3,366)	(4,875)	(5,992)

(Loss) Income from operations	(3,968)	(1,534)	(1,349)	11,054	6,488
Interest income	121	220	338	12	8
Interest expense	(15)	(57)	(304)	(260)	(61)
Other income (expense), net	-	(8)	319	192	(130)
Change in fair value of warrant derivative liability	-	2	19	(3)	75
Loss on change in fair value of convertible notes	(1,500)	(1,041)	-	-	-
Gain from disposal of subsidiaries	-	-	-	-	-
(Loss) Income before provision for income taxes	(5,362)	(2,418)	(977)	10,995	6,380
Income taxes benefit (expense)	315	-	(1,311)	(2,551)	(2,167)
Net loss income	(5,047)	(2,418)	(2,288)	8,444	4,213

(Loss) Income per share:
Basic-ordinary share	(0.68)	(0.55)	(0.53)	1.96	0.99
Diluted-ordinary share	(0.68)	(0.55)	(0.53)	1.96	0.99
Weighted average shares used in calculating earnings (loss) per share:
Basic	7,422,208	4,400,298	4,351,517	4,298,297	4,264,894
Diluted	7,422,208	4,400,298	4,351,517	4,298,297	4,264,894

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2016	2015	2014	2013	2012

Total assets	100,272	86,882	92,553	104,735	105,647
Total liabilities	13,593	9,046	7,356	16,946	27,332
Total shareholders’ equity	86,679	77,836	85,197	87,789	78,315

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

If we fail to meet the evolving needs of VR markets, identify new products, services or technologies, or successfully compete in our target markets, our revenue and financial results will be adversely impacted.

Century Skyway provides hardware and software to visual computing and accelerated computing platforms. Century Skyway’s success depends to a significant extent on our ability to meet the evolving needs of these markets and to enhance our existing products, services and technologies. In addition, our success further depends on our ability to identify emerging industry trends and to develop new products, services and technologies. Our existing markets and products and new markets and products may require a considerable investment of technical, financial, compliance, sales and marketing resources.

We cannot assure you that our strategic direction will result in innovative products and technologies that provide value to our customers and partners. If we fail to anticipate the changing needs of our target markets and emerging technology trends, or adapt that strategy as market conditions evolve, in a timely manner to exploit potential market opportunities our business will be harmed. In addition, if demand for products and services from these growth markets is below our expectations, if we fail to achieve consumer or market acceptance of them or if we are not able to develop these products and services in a cost effective or efficient manner, we may not realize benefits from our strategy.

Our target markets remain extremely competitive, and we expect competition to intensify as current competitors expand their product and/or service offerings, industry standards continue to evolve and new competitors enter these markets. If we are unable to successfully compete in our target markets, including in significant international markets, demand for our products, services and technologies could decrease which would cause our revenue to decline and our financial results to suffer. Our competitors’ products, services and technologies may be less costly, or may offer superior functionality or different features, than ours. In addition, many of our competitors have longer operating histories, greater name recognition, larger customer bases, and greater financial, sales, marketing and distribution resources than we do. These competitors may be able to more effectively identify and capitalize upon opportunities in new markets and end user customer trends. If we are unable to successfully compete in our target markets or introduce new offerings in light of the competitive environment, our results of operations could suffer.

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

We derive a significant portion of our sales from several large independent, non-exclusive distributors. For 2016, sales to our top one distributor accounted for 85.1% of total revenue. For 2015 and 2014, sales to our top three and two distributors accounted for 66.8% and 51.7%, respectively, of our total revenue.

Our largest customers have generally changed from period-to-period. There were one, three and two customers each with more than 10% of our revenue for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of acquired companies. Impairment loss for goodwill and acquired intangible assets may exist if our management concluded that expected synergies from acquisitions of assets, technologies and businesses would not materialize.

We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.

We are required under U.S. GAAP to test for impairment on tangible and intangible assets annually or more frequently if facts and circumstances warrant a review. Currently we are losing money, and our tangible and intangible assets may be impaired if the losses continue. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined.

Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

Boca's revenues are dependent on the ability to provide savings on energy costs for our clients. According to the National Bureau of Statistics of the PRC, domestic electricity consumption grew at a rate of 5.0% in 2016. Power generation capacity was 6,340 billion kWh, a decrease of 0.2% from 2015. Clean energy power generation increased significantly in 2015. The China Electricity Council has forecasted that the rate of growth in China’s electricity demand will continue to increase in 2017 as the growth in electricity consumption increases due to the continued development of the Chinese economy. However, such growth is unpredictable and depends on general economic conditions and consumer demand, both of which are beyond our control. Furthermore, pricing of electricity in the PRC is set in advance by the state or local electricity administration and may be artificially depressed by governmental regulation or influenced by supply and demand imbalances. If these changes reduce the cost of electricity from traditional sources of supply, the demand for Boca's energy saving projects could be reduced, and therefore, could materially harm our ability to grow our business.

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

Our future success significantly depends on our ability to retain the services of our executive management personnel, who have contributed to our prior growth and expansion and also to recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of our executive directors and other members of our senior management are essential to our success. Our future success will depend on the continued service of our senior management team, including our Chief Executive officer (“CEO”), Mr. Shi-bin Xie, and Vice President of Product Development, Mr. Jin-feng Li, Chief Technology officer of Boca, Mr. Chan, Kam Biu Richard, as all of them have extensive knowledge of the PC monitor and TV industry. Our CEO is responsible for the overall corporate strategy, planning and business development of SGOCO. His experience and leadership are critical to our operations and financial performance.

If we lose their services and cannot replace them in a timely manner, it would reduce our competitiveness. That would adversely affect our financial condition, operating results and future prospects.

We may not be able to generate any growth and our sales may continue to decrease in the future.

We expanded our business rapidly during the years between 2006 and 2013. Our revenues, however, have dropped significantly since 2014, primarily due to our significant reduction in businesses as a result of the sale of SGOCO (Fujian), weak industry growth and increased competition in China’s flat panel display market, which was our primary market.

In the future, we may expand either through organic growth or through acquisitions and investments in electronic related businesses. Such expansion may place a significant strain on our managerial, operational and financial resources. We will need to effectively manage future growth, which will entail devising and implementing business plans, training and managing a growing workforce, managing costs and implementing adequate controls and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to adequately support future growth. Failure to effectively manage expansion could prevent us from executing our business plan and adversely affect our business, financial condition and results of operations. In addition, we may not be able to generate any growth in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

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

Problems with product quality, including defects, in our VR and LCD/LED products could result in fewer customers and decreased sales, and unexpected expenses.

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

Century Skyway VR products are complex and may contain defects or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials and/or use within a system. Our products are used by a variety of industries. Failure of our products to perform to specifications, or other product defects, could lead to substantial damage to the products we sell directly to customers and to the user of such end product. Any such defect may cause us to incur significant warranty, support and repair or replacement costs, cause us to lose market share, and divert the attention of our engineering personnel from our product development efforts to find and correct the issue. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins and harm our relationships with customers and partners and consumers’ perceptions of our brand. Also, we may be required to reimburse our customers, partners or consumers, including costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, result in the shifting of business to our competitors and result in litigation against us such as product liability suits. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel, and harm our business.

If we deliver VR or LCD/LED products with errors or defects, or if there is a perception that our VR or LCD/LED products contain errors or defects, our credibility and the market acceptance and sales of our products would be harmed. Widespread product failures would increase our warranty costs, damage our market reputation and cause our sales to decline.

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

If SGOCO International is required to fund the remaining registered capital, it may need to raise external funds. But, there is no assurance that sufficient external funds could be raised to pay the registered capital amount on reasonable terms or at all.

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

We consider our brand names to be critical to our success. Due to the nature of our business, we do not have administrative protection from patents, copyrights, trademarks or trade secrets covering branding, distributing and marketing of LCD/LED products. Our continued ability to differentiate ourselves from other LCD/LED products distributors and other potential new entrants depends substantially on our ability to preserve the value of our brand names.

We rely on trademark law, company brand name protection policies, and agreements with our employees and business partners to protect the value of our brand names. In particular, “SGOCO,” and “POVISON” marks are registered in the PRC and are approved by the State Trademark Bureau of the PRC to be transferred to SGOCO International in Hong Kong. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand names. For example, we may not be able to detect unauthorized use of our brand names in a timely manner because our ability to determine whether other parties have infringed our intellectual property rights is generally limited to information from publicly available sources.

To preserve the value of our brand names, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are not certain and still evolving, legal action may not be successful. Further, future litigation could also result in substantially increased costs, diverting our resources and disrupting our business.

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

If we are able to secure financing through debt, lenders may impose certain restrictions. In addition, repaying such debt may limit our cash flow and our ability to grow. If we are not able to secure financing through debt, we may be forced to issue additional equity, which would have a dilutive effect on our shares.

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

Our business plan is to grow our operations profitably and focus on new investments and exploring new products, including but not limited to acquiring equities of potential target companies related to environmental protection, environmental energy saving, electronic and internet-related businesses and enriching our product and service ranges. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

1.	customers continuing to accept our LCD/LED products;

2.	our ability to successfully and rapidly expand our marketing program to reach potential customers in response to potentially increasing demand;

3.	the costs associated with such growth, which are difficult to quantify, but could be significant;

4.	the competition from larger, better capitalized and well-known competitors and the effect of rapid technological change;

5.	the highly competitive nature of our industry;

6.	the continued availability and favorable pricing of the raw materials and components used in our products; and

7.	the availability and favorability of terms of potential acquisition targets for developing new business.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We have adopted an equity compensation plan and have begun to make option grants to some of our key employees, three of whom are PRC citizens. If we or our PRC recipients of such options fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

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

A substantial portion of our revenues will continue to be made in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

A majority of our assets are located outside of the U.S. and all of our directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others. This can be particularly important regarding matters arising under U.S. federal or state securities laws.

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

As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698. We have accrued $5.4 million in the income tax expense for the year ended December 31, 2011 on the Sale of Honesty Group and $0.9 million in the income tax expense for the year ended December 31, 2014 on the Sale of SGOCO (Fujian). We have paid off these tax liabilities in April 2017.

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

The Chinese legal system is a civil law system based on statutes. Unlike the common-law system, prior court decisions may be cited for reference, but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections provided to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries, Beijing SGOCO and SGOCO Shenzhen, which were established in China. As a result, we will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

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

If China imposes economic restrictions to reduce inflation, China’s future economic growth could be curtailed which could adversely affect our business and results of operation.

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

The change in value of the RMB against U.S. Dollars, and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation. The exchange rate of the RMB against U.S. Dollars as of December 31, 2016 and 2015 were 6.94 and 6.49, which contributed partly to a decline in our 2016 revenues.

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

In 2016, a portion of our revenues and most of our expenses were denominated in RMB. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, regarding our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements.

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

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the "big four" accounting firms should be barred from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and paid a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures that seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

1.	actual or anticipated fluctuations in our annual and quarterly operating results and changes or revisions in our expected results;

2.	changes in financial estimates by securities research analysts;

3.	market conditions for LCD/LED or VR products marketing and distribution as well as energy saving industry;

4.	changes in the economic performance or market valuations of companies specializing in LCD/LED or VR product marketing and distribution as well as energy saving industry;

5.	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

6.	addition or departure of our senior management and key research and development personnel;

7.	fluctuations of exchange rates between the RMB and the U.S. Dollars;

8.	litigation related to our intellectual property;

9.	changes in investors’ perception toward U.S.-listed Chinese companies;

10.	release or expiry of transfer restrictions on our outstanding ordinary shares; and

11.	sales or perceived potential sales of our ordinary shares.

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

As of December 31, 2016, we had 9,387,928 ordinary shares issued and outstanding. Of these shares, approximately 1.5 million ordinary shares are held by persons not currently affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

During the last several years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S. But the Cayman Islands’ courts will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or and CEO, Mr. Shi-bin Xie). In addition, Apex had no relationship with Sun Zone Investments Limited (“Sun Zone”), our principal shareholder and a company owned by our former Chairman.

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

Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to us and our affiliates, which amounted to $80.4 million. Pursuant to the SPA, payments were made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables of $91.4 million. The first installment was due 14 days after the completion of the transaction, and the last installment (approximately 10% of the sale price) was to be settled prior to June 30, 2015. We received the full amount of Sale Price and settlement of the Payables during 2015. The transfer of the Sale Equity was effective on December 31, 2014.

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

Warrant Repurchase and Retirement

To reduce the potential for future EPS dilution, in 2011, the Company repurchased and retired a total of 304,294 warrants that had a strike price of $32.00. Those warrants included 241,794 publicly-traded warrants for an aggregate purchase price of $360,610 (or $1.48 per warrant), and 250,000 sponsor warrants for an aggregate purchase price of $125,000 (or $2.00 per warrant), in private transactions. On March 7, 2014, the remaining 149,713 publicly-traded warrants expired. There were no outstanding sponsor and publicly-traded warrants as of December 31, 2016.

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

Acquisition of Capital Skyway Limited

On April 28, 2017, SGOGO International (HK) Limited (“SGOCO HK”), a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO HK acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by the Seller. In consideration for the acquisition of Century, SGOCO HK paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred May, 2017.

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

B. Business overview.

Our Business

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services.

As of December 31, 2016, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen. LCD/LED monitors form the core of our product portfolio.

We are also selling AIO and PIO computers through our distribution network.

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

On April 28, 2017, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Century Skyway Limited (the “Agreement”) with Full Linkage Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Century Skyway Limited. (“Century Skyway”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner, Full Linkage Limited, for consideration of $32.6 million in the form of cash, plus 1.5 million newly issued ordinary shares (the “Shares”) of the Company. In May, 2017, the acquisition of Century Skyway closed, SGOCO International fully paid $32.6 million plus 1.5 million newly issued ordinary shares of the Company, and received 100% shares and ownership of Century Skyway.

Century Skyway is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development center and main researchers are located in Shenzhen, China. Century Skyway’s R&D team has extensive experience and expertise in the VR industry. The R&D team cooperated with Razer to develop an Open-Source Virtual Reality ("OSVR") product aimed on VR-Gaming. The OSVR product attended the 2017 US CES exhibition in Las Vegas in January, 2017.

Century Skyway develops VR technology and applies such technology to its VR devices. For example, Century Skyway’s VR technology is integrated into devices as a VR Head-mounted display ("HMD"), which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. Such technology also uses ultrasound to calibrate VR devices’ attitude without a user’s intervention.

Our Industry

China’s Economy

Large, Fast Growing Chinese Economy. China is the world’s most populous country. It had a population of 1.4 billion as of the end of 2016 according to the Census Bureau of China. China’s National Bureau of Statistics reports that gross domestic product, or GDP, grew from $5.0 trillion in 2009 to $11.1 trillion in 2016, representing a compound annual growth rate, or CAGR, of 11.8%.

Increasing Consumption. China has overtaken Japan to become the world’s second largest economy behind the U.S. Despite average saving rates of one-third of individual income, a joint report from the American Chamber of Commerce and Booz & Co. predicted that China is likely to become the second-largest consumer market in the world by 2016 trailing only the U.S.

Urbanization Trend. China has witnessed a growing trend toward urbanization in the past decade. According to the 2016 annual statistic report issued by National Bureau of Statistics of China, the urban population was 793.0 million, representing 57.4% of the overall population in China as of December 31, 2016, compared to approximately 20% in the early 1980s. China’s urbanization strategy will be further enhanced by a state policy to increase internal demand and consumption.

China’s Energy Saving Industry

China has experienced rapid economic growth and industrialization in recent years, increasing the demand for electricity. The companies seek out opportunities to reduce production costs without negatively affecting the yield or the quality of the product. Uncertain energy prices in today’s marketplace negatively affect predictable earnings. Successful, cost and energy efficiency technologies and practices meets the challenge of maintaining the output of high quality product with reduced production costs. One result of this massive increase in electric generation capacity in China has been the rise of harmful emissions. Since energy is a major strategic issue affecting the development of the Chinese economy, the Chinese government has promoted the development of recycling and encouraged enterprises to use energy saving projects of the type we sell and service. Given the worsening environment and insufficient energy supply in China, the Chinese government has implemented policies to curb pollution and reduce wasteful energy usage. The Renewable Energy Law has strict administrative measures to restrict investment and force consolidation in energy wasting industries, and the requirement to install energy-saving and environment protecting equipment whenever possible are just some ways the government is emphasizing the need to reduce emissions and to maximize energy usage.

The 13th Five-Year Plan of China (2016-2020) covers a crucial period in China’s economic and social development. Environmental protection and low-carbon development will be one of the top priority considerations during that period. The government, private enterprises and the public sector will seek to jointly implement the strictest environmental protection system to realize environmental improvement, control carbon emissions, honor climate commitments and deeply participate into global climate governance. China aims to hit the CO2 emissions peak by around 2030 and reduce CO2 emissions per unit of the GDP by 60 percent to 65 percent from the 2005 level on or before 2030.

Global LCD/LED Industry

The recovery from the sovereign debt crisis in Europe has not lead to strong demand. The U.S. has continued to recover modestly. The growth momentum in emerging economies was less than expected due to reduced demand for exports, and disappointing domestic consumption as consumers restrained their spending in an uncertain environment. In addition, the credit tightening and economic slowdown in PRC also reduced the growth momentum in the overall environment. As a result, the demand for PC and monitors was sluggish in 2016.

SGOCO Products

We currently offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

1.	LCD/LED monitors with screen sizes up to 40 inches;

2.	AIO and PIO computers; and

3.	Application-specific LCD/LED display products, such as tablet PCs for commercial and consumer use, all-in-one e-reader notebooks, cell phone devices, mobile internet devices, e-boards that integrate software and hardware functionalities, rotating screens, CCTV monitors for security systems, billboard monitors for advertising and public notice systems, as well as touch screens for non-keyed entries. and

4.	Phase Change Material Thermal Energy Storage ("Boca PCM - TES").

Our products, including custom systems, are subject to statutory warranty obligations. Generally, these requirements obligate our outsourced manufacturers to a one-year repair or replace obligation. If the product cannot be repaired after two attempts during the one-year warranty period, the manufacturers or suppliers must offer the end customer a replacement.

In addition, the display panel manufacturers offer us a one-year warranty. Although our warranty obligations to our customers for the display panels are essentially borne by our manufacturers, product failures could increase the warranty costs of our display panel manufacturers who may then transfer their costs to us and ultimately to the end customers.

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

For the year ended December 31, 2016, sales of our own-brand and licensed products represented all of our total sales. Following the adoption of our “light-asset” business model in 2011, the percentage of our own-brand sales increased while OEM sales were de-emphasized since 2012 and became zero in the year ended December 31, 2016. We have used the proceeds and intercompany payables received from the Sale of SGOCO Fujian to make business acquisitions.

The Chinese retail computer market is still dominated by small, do-it-yourself (DIY) or custom-made PC retailers operating out of small stores or kiosks in large “Computer City” malls. To penetrate this market, we concentrate our own-brand sales through large, financially strong, electronics distributors. We believe these distributors are the best way to profitably reach the fragmented Chinese market. The distributors have the geographical customer coverage, logistical support facilities and effective credit controls necessary to properly service this market. While large consumer electronics retail chains exist in China, these chains have only recently begun to penetrate China’s large Tier 3 and Tier 4 cities. Moreover, sales to China’s large retail chains often have low margins and long payment terms.

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

Our key target markets are China’s rapidly growing Tier 3 and Tier 4 cities. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, we believe the market opportunities and sales growth potential in Tier 3 and Tier 4 cities are significant. We believe most of our competitors in Tier 3 and Tier 4 cities are relatively unsophisticated “shanzhai ” or “knock-off” manufacturers offering generic brands that lack international quality standards and the significant set of features of SGOCO products.

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

Most Chinese companies such as the largest LCD/LED display company, TPV Technology Ltd., with its flagship brand AOC, are more focused on producing high-volume OEM products. Those products have lower margins, higher fixed costs and are more vulnerable to fluctuations in key-material cost changes.

Our current major competitors include but are not limited to AOC, Samsung, Apple, Phillips, Great Wall, LG, HKC, Viewsonic, BenQ,EPS, Climatic, TEAP and Rubitherm.

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

Since March 1, 2013, SGOCO owns the following trademarks: “SGOCO”, “Shangwei” (Chinese name for SGOCO), and “POVIZON”

The Intellectual Property of Boca is related to the thermal energy storage which is the temporary storage of high or low temperature energy for later use. The Intellectual Property developed by Boca is called BocaPCM-TES and its concept is based on custom-made high-density polyethylene plastic containers filled with the phase change material solutions developed by Boca which have very wide operating temperatures between -100˚C & +167˚C. The Intellectual Property can increase the efficiency of chiller plants by optimization control that shifts on-peak chiller plant load to off-peak through applying real-time electricity demand peak management. With the use of the Intellectual Property, less electricity will be consumed, air conditioning running cost as well as greenhouse gases emission will be reduced. The patents relevant to the Intellectual Property are listed as follows and they are Chinese patents:

Patents

Application Date	Patent number	Name of the Patent	Patent Term
27 August 2004	ZL200410057317.5	One type of inorganic fire rated panel	20 years
1 July 2007	ZL200720157056.3	One type of Phase Change Material Container with thermal expansion joint	10 years
9 March 2009	ZL200920006162.0	One type of Phase Change Material Container with Ultra-sonic welded cap	10 years
14 January 2010	ZL201020003211.8	One type of Thermal Energy Storage Phase Change Material Container can stand for high static pressure	10 years

There are no legal disputes pending or threatened against us for any claimed intellectual property infringement as of the date of this Annual Report.

C. Regulations.

Chinese government subsidies

For the years ended December 31, 2016, 2015 and 2014, we received grants of nil, nil and $0.3 million, respectively, from the PRC municipal government. The grants that we received in 2014 did not have specific requirements of usage or other condition, and they were recorded as other income upon receipt.

Environmental

Since the sale of Honesty Group, SGOCO has not been subject to environmental impact evaluations by the local Environmental Protection Bureau.

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

Under the Foreign Currency Administration Rules, foreign invested enterprises must complete the foreign exchange registration and obtain the registration certificate. Beijing SGOCO and SGOCO Shenzhen have complied with these requirements.

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

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation. The exchange rate of the RMB against U.S. Dollar as of December 31, 2016 and 2015 were 6.94 and 6.49.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1)	The director of SGOCO International is Mr. Wai Hok Fung.

(2)	SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. Shi-bin Xie.

(3)	Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Shi-bin Xie. The legal representative of Beijing SGOCO is Mr. Wen-li Hong.

(4)	SGOCO Shenzhen is one of SGOCO’s operational subsidiaries in the PRC. The officer of SGOCO Shenzhen is Mr. Shi-bin Xie. The legal representative of SGOCO Shenzhen is Mr. Wen-li Hong.

(5)	Boca International Limited is SGOCO’s operational subsidiary in Hong Kong. The director of Boca International Limited is Mr. Chan, Kam Biu Richard.

(6)	Century Skyway Limited is SGOCO’s operational subsidiary in Hong Kong. The director of Century Skyway Limited is Mr. Hok Fung Wai.

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility but owns equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Hong Kong, Beijing and Shenzhen, China.

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

Overview

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services.

As of December 31, 2016, our primary business operations were conducted through Boca International and SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen. LCD/LED monitors form the core of our product portfolio. In 2016, through Boca, we were also engaged in environmental protection, energy saving technologies, equipment development and applications, involving production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering. Our intention is to reduce the reliance on sales of traditional flat panel LED and LCD monitor products and enter into the energy saving and new energy markets.

Boca designs, develops and manufactures Phase Change Material storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used on all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for the customers.

We are also selling AIO and PIO computers through our distribution network.

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

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s Board members or management in 2011 and 2014 (including former Chairman and CEO, Mr. Burnette Or). In addition, Apex had no relationship with Sun Zone.

Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. The Sale of Honesty Group allowed us to transition to a “light-asset” business model with greater flexibility and scalability. This model allows us to focus our operations on designing, branding, marketing and distributing LCD/LED products in China. Following the Sale of Honesty Group, the Company outsourced its manufacturing operations to Honesty Group until the end of 2015.

The operations of Honesty Group are reflected in our 2011 financial statements through November 30, 2011, which was the completion date of the sale of Honesty. As a result, past performance may not be indicative of future performance;

3.	Acquisition of Boca.

The acquisition of Boca was completed on March 31, 2016. The consideration included $52 million in the form of cash, plus up to 19.9% new shares of the Company (as enlarged by the issuance). Assets of Boca acquired and liabilities assumed were mainly proprietary technology at a fair market value of $26.2 million, and deferred tax liabilities of $6.6 million thereon. Goodwill of $36.5 million arose from this acquisition, representing the financial, strategic and operational value of the business of Boca and the synergies expected from the combined operations of Boca and the Company. The operations of Boca are reflected in our 2016 financial statements since its date of acquisition. Boca is still exploring and developing its market and earned minimal revenues in fiscal 2016. As a result, past performance may not be indicative of future performance.

4.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. In addition, we changed our strategic marketing, distribution, and business model in recent years;

5.	Currency Conversions. Our former PRC subsidiary, SGOCO (Fujian), and our current PRC subsidiaries, Beijing SGOCO and SGOCO Shenzhen, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

On May 10, 2017, we completed the acquisition of all of the issued share capital of Century Skyway Limited (“CSL”), a company incorporated in Hong Kong, for a purchase price of $32.6 million in form of cash and 1.5 million new shares in SGOCO. CSL is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development center and main researchers are located in Shenzhen, China. The operations of CLS will be reflected in our 2017 financial statements since its date of acquisition.

The balance sheet amounts with the exception of equity were translated using RMB6.94 and RMB6.49 to $1.00 at December 31, 2016 and 2015, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2016, 2015 and 2014 were RMB6.64, RMB6.23, and RMB6.14 to $1.00, respectively.

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

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Business combinations

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, we deconsolidate the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Proprietary technology	20 years
Backlog	1 year

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of our acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Impairment of long-lived assets other than goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Accounts receivable and other receivables

We review the composition of receivables and analyze historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. In addition, known bad debts are written off against the allowance for doubtful accounts when identified.

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

Revenue recognition

Our revenue recognition policies are consistent with the accounting standards. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is completed. Payments received before all of the relevant criteria for revenue recognition are met are recorded as customer deposits. Generally, our outsourced manufacturers are obligated to provide at least one-year repair or replacement obligation. Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was nil, $27 and nil sales returns during the years ended December 31, 2016, 2015 and 2014, respectively.

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

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2016 and 2015

Revenue

Our sales were $5.1 million for the year ended December 31, 2016, which increased by $3.1 million, or 163.9% from $1.9 million in the year ended December 31, 2015. The increase in revenue was primarily due to a significant order of LCD/LED products from a customer of SGOCO International. Sales revenue from a major customer was $4.3 million, or approximately 85.1% of our total sales for 2016. Sales revenue from our top ten customers was approximately $1.8 million, or 96.1% of the total sales for the year ended December 31, 2015

We believe that our sales will increase upon the completion of acquisition of Boca and CSL.

Cost of goods sold

For the year ended December 31, 2016, cost of goods sold increased by $3.0 million, or 166.5%, to $4.9 million from $1.8 million for the year ended December 31, 2015. The increase was in line with the revenue growth.

After the Sales of Honesty Group in 2011, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal years ended December 31, 2016 and 2015 is shown below:

	2016	2015
	(In thousands)	(In thousands)
Purchases from Guancheng	$-	$-
Purchases from Guanke	-	86
Purchases from Honesty Group	-	190
Total purchases from Honesty Group and its subsidiaries	$-	$276

Gross margin

Gross profit for the fiscal year ended December 31, 2016 was $0.2 million, an increase of $0.1 million, or 112.6% from $0.1 million for the prior fiscal year. As a percentage of total sales, our overall gross margin was 4.0% for the year ended December 31, 2016 as compared to 4.9% for the previous fiscal year.

Selling expenses

During the year ended December 31, 2016, selling expenses were approximately $0.06 million, a decrease of $0.08 million, or 58.0%, from $0.13 million compared with the prior fiscal year.

The year-over-year decrease in selling expenses was primarily due to the reduction of headcount. Selling expenses include sales staff’s salary and benefits, transportation and marketing program expenses, etc. Selling expenses for the fiscal year ended December 31, 2016 were 1.1% of total revenues, as compared with 6.8% of total revenues for the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $4.1 million for the year ended December 31, 2016, $2.6 million or 174.7% higher than $1.5 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The increase of G&A expenses was mainly due to increase in employee share-based compensation and amortization of intangible assets of our newly acquired subsidiary – Boca International Limited.

Loss on change in fair value of convertible notes

Our loss on change in fair value of convertible notes increased from $1.0 million in 2015 to $1.5 million in 2016 due to fluctuation in the fair value of our convertible notes, which we issued in 2015.

Loss before provision for income taxes

As a result of the foregoing factors, loss before provision for income taxes became $5.4 million for the year ended December 31, 2016, an increase in loss of $2.9 million, from $2.4 million for fiscal year of 2015.

Income tax benefit

Income tax benefit was $0.3 million in the fiscal year of 2016. We did not incur any income tax in 2015. Income tax benefit in 2016 was related to the deferred tax impact on amortization of intangible assets of Boca, which was acquired in 2016.

There were no significant income tax rate changes for any of our legal entities in 2016. Our PRC entities in 2016 and 2015 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2016 was $5.0 million, as compared to $2.4 million for 2015. The net loss margin was 99.6% for the year ended December 31, 2016, as compared to 125.9% during the same period of 2015.

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

There were no significant income tax rate changes for any of our legal entities in 2015. Our PRC entities in 2015 and 2014 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiary in Hong Kong is subject to Hong Kong taxation on income derived from its activities conducted in Hong Kong at a rate of 16.5%.

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

Analysis of Financial Condition

Comparison as of December 31, 2016 and December 31, 2015

Accounts Receivable

Accounts receivable decreased to $0.1 million as of December 31, 2016, from $0.2 million as of December 31, 2015. Accounts receivable on December 31, 2016, primarily represented the receivables of SGOCO International.

Concentration of risks

Some of our operations are carried out in the PRC and is therefore subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in government policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, accounts receivable and advances to suppliers. As of December 31, 2016 and 2015, substantially all of our cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, we believe that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and we believe that those Chinese banks that hold our cash are financially sound based on publicly available information.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Sales revenue from a major customer was $4,3 million, or approximately 85.1% of our total sales for the year ended December 31, 2016. No other single customer accounted for more than 10% of our total revenues during the year ended December 31, 2016. Our accounts receivable from this customer was $119 as of December 31, 2016.

Aggregate sales revenue from three major customers was $1.2 million, or approximately 66.8% of our total sales for the year ended December 31, 2015, with each customer individually accounting for 39.6%, 16.2% and 11.0% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2015. Our accounts receivable from these customers was approximately $0.2 million as of December 31, 2015.

A major vendor provided approximately 86.1% of total purchases by us during the year ended December 31, 2016. Our accounts payable due to this vendor was nil as of December 31, 2016 and 2015.

Three major vendors provided approximately 83.4% of our total purchases (including 15.6% of purchasing from Honesty Group) during the year ended December 31, 2015. Our accounts payable due to these vendors was approximately $0.05 million as of December 31, 2015.

Other receivables and prepayments

Other receivables and prepayments were $6.5 million and $0.5 million as of December 31, 2016 and 2015, respectively. In 2016, we advanced $6.5 million to an unrelated party bearing interest at 6% per annum and unsecured. No such balance remained outstanding as of the filing date of this annual report.

Inventory

Inventory decreased to nil as of December 31, 2016 from $25,857 as of December 31, 2015.

Advances to suppliers

Advances to suppliers decreased to nil as of December 31, 2016 from $126,170 as of December 31, 2015.

Cash and cash equivalents

As of December 31, 2016, we held $0.03 million in cash and cash equivalents and a deficit of $0.7 million in working capital. As of December 31, 2015, we had $0.3 million in cash and cash equivalents and a deficit of $7.9 million in working capital. The current ratios were (0.91) and (0.13) as of December 31, 2016 and 2015, respectively.

B. Liquidity and capital resources.

Revenue in 2016 increased 163.9%. Accounts receivable turnover was 29.2x (or a 12-day average collection period, or ACP) for the fiscal year of 2016, which compares with an accounts receivable turnover of 3.4x (or a 108-day average collection period, or ACP) from the prior fiscal year. The shorter turnover days in 2016 were largely due to our efforts in carefully monitoring the credit quality of our customers.

Our 2016 inventory turnover rate accelerated to 374.4x (or 1 day on hand) from 135.3x (or 3 days on hand) in 2015. The improvement stemmed from our lower level of inventory after the sale of SGOCO (Fujian) and better coordination between our sales and purchase departments after a revamping of our logistics system.

We will monitor the market situation closely and may continue the strategy of prepaying our suppliers to ensure the supply of products at relatively lower cost levels. As of December 31, 2016, we had made no advances to suppliers as compared to advances to 5 supplier as of December 31, 2015, that we had made to secure our product needs and to obtain favorable pricing. We will continue to closely manage these advances to balance the need for lower products costs and sufficient cash flow.

Costs of goods sold in 2016 increased by 166.5% as compared to 2015. At the same time, we slowed down our accounts payable turnover to 36.3x (or 10 days average payment period) from 5.6x (or 65 days average payment period) in 2015. The speed with which we pay our vendors is balanced against our desire to maintain a continued, timely access to quality suppliers of products.

Our principal source of liquidity in 2016 has been cash generated by proceeds from issuance of convertible notes and proceeds from issuance of common stock to investors. As of December 31, 2016, we held $0.03 million in cash and cash equivalents and had a deficit in working capital of $0.7 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S. In 2016, a deposit of $33.3 million was refunded from the aborted acquisition of Sola Green Technologies Limited, and a deposit of $33.3 million was paid in relation to the abovementioned acquisition of CSL.

As of December 31, 2016, we had a working capital deficiency and recorded a loss in the current year. On March 28, 2017, we entered into a Securities Purchase Agreement with an unrelated investor to sell an aggregate of 117,361 shares of our ordinary shares, for a cash consideration of $239,417. On April 5, 2017, we entered into another Securities Purchase Agreement with certain investors to sell an aggregate of 434,783 shares of our ordinary shares, and warrants to purchase up to an initial 326,087 of our ordinary shares with an initial exercise price of $2.75 per share, for cash consideration of $1 million.

We believe that our current levels of cash, combined with funds available to us through financing, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2016, we had a loan of $0.3 million advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company.

We entered into a series of Securities Purchase Agreements with certain investors between June and September, 2015. Pursuant to the Agreements, we issued certain convertible notes to the investors in a total principal amount of $1.1 million  (the “Notes”). During 2015, the Note holders converted a total principal amount of $0.04 million into 51,511 shares of our ordinary shares. The fair value of the Notes of $2.2 million as of December 31, 2015 was determined using the binomial model (Refer to Note 12 to the financial statements). During fiscal 2016, the Note holders fully converted the remaining Notes with a total principal amount of $1.1 million into 1,343,425 shares of our ordinary shares.

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

Related Party Transactions

During the 2016 fiscal year, we did not enter into any transactions with our directors and persons who own more than five percent of our common stock, or with their relatives and entities they control.

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

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2016, 2015 and 2014 amounted to nil, $0.1 million and $0.1 million, respectively.

The proprietary technology of BOCA

The proprietary technology of BOCA is related to thermal energy storage, which is the temporary storage of high or low temperature energy for later use. The proprietary technology developed by Boca is called Boca PCM-TES and its concept is based on custom-made high-density polyethylene plastic containers filled with the phase change material solutions developed by Boca, which have very wide operating temperatures between -100˚C & +167˚C. This proprietary technology can increase the efficiency of chiller plants by optimization control that shifts on-peak chiller plant load to off-peak through applying real-time electricity demand peak management. With the use of Boca’s proprietary technology, less electricity will be consumed, air conditioning running cost as well as greenhouse gases emission will be reduced.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2016, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations (1)	$80	$80	$-	$-	$-
Other loan - secured	342	342	-	$-	$-
Advances from unrelated party	221	221	-	$-	$-
Capital contributions (2)	-	-	-	-	-
Total	$643	$643	$-	$-	$-

(1)	Lease obligations for our office premises in Hong Kong and Shenzhen, the PRC.

(2)	The registered capital of SGOCO Shenzhen is $5.0 million. As of December 31, 2016, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International is required to pay $1.0 million and the remaining $4.0 million within 3 months and within two years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Frank Wu	45	Director
Pruby He	34	Director
John Chen	44	Director
Kim Sing Cheng	41	Director
Hok Fung Wai	40	Director
Shi-bin Xie	40	Chief Executive Officer and President
Xiao-Ming HU	45	Interim Chief Financial Officer
Tony Zhong	33	Vice President of Finance
Jin-feng Li	41	Vice President of Product Development

1 As of December 31, 2016

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

Kim Sing Cheng, Director. Mr. Cheng has been a director of the Company since December 21, 2015. Mr. Cheng is a professional accountant of Hong Kong and China and has over 15 years of experience in finance and accounting responsibilities. Prior to joining the commercial field, Mr. Cheng had been professionally trained in two audit firms.  After that in 2004, he joined Formosa Handbag Company Limited which is a major subcontractor of Nike Inc. in China.  Subsequently in 2007, Mr. Cheng joined Wofoo Plastics Limited which is the largest PVC compound producer in the Great China.  From 2008 till now, Mr. Cheng is the Finance Manager of Good View Fruits Company Limited which is the top-tier fruits wholesaler and manufacturer in Hong Kong and Macau. Mr. Cheng is Chief Financial Officer and director of IWeb, Inc. since December, 2016

Hok Fung Wai, Director. Mr. Wai has been a director of the Company since December 21, 2015. Mr. Wai is an expert in the solar industry, dredging, highway construction and power stations projects. Mr. Wai also has many years of experience in M&A, fund raising and pre-IPO transactions. In the early 2008, he set up Hebort International Ltd, a Hong Kong based company which associates with a few of China State Owned Enterprises including China Harbour, China Communication Construction, CNTIC and Shenhua group. Hebort later becames a partner of Silverbear Capital and a strategic partner of UNIDO in exploring solar, Green and energy saving industry for more than 6 years. Mr. Wai still serves as the director of Wahfong Industrial Development Co Ltd based in Guangdong China for luxury garment business, and as President, Chief Executive Officer and director of IWeb, Inc. since December, 2016.

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

Xiao-Ming HU, Interim Chief Financial Officer. With over 18 years of experience in Accounting and Finance, specializing in electronic and consumable products, Mr. Xiao-Ming Hu was named as the Interim Chief Financial Officer of SGOCO in 2015. He joined the Company in August 2010 as finance manager and was promoted to the Financial Controller of SGOCO (Fujian) Electronic Co., Ltd., a former subsidiary of SGOCO, in June 2013. Prior to joining SGOCO, Mr. Hu was the financial controller of Allen International Group, a private group engaged in trading of cosmetic products and services. From 1998 to 2007, he was a finance manager of Hengan Group, a company engaged in manufacturing, distribution, and sale of personal hygiene products and listed on the Hong Kong Stock Exchange. In addition, Mr. Hu holds a Diploma of Finance from the South Western University of Finance and Economics in China.

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

For the year ended December 31, 2016, the aggregate cash compensation paid to our executive officers was approximately $0.4 million. There were 131,000 ordinary shares granted to executive officers in 2016 for their services rendered in fiscal 2016. In January 2017, 190,000 ordinary shares were granted to executive officers for their services to be rendered in fiscal 2017.

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

Type and Form of Awards. The Administrator shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2016 Plan, the Administrator may grant options to purchase ordinary shares, share appreciation rights, unrestricted shares, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of SGOCO.

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

51,750 ordinary shares were awarded in January 2012 to our independent directors, consultants and employees, 20,000 ordinary shares were issued in March 2013 to our independent directors and 28,750 ordinary shares were issued in July 2013 to our independent directors, consultants and employees. In January 2014, 40,000 ordinary shares were issued to our independent directors and employees (including certain executive officers). In March 2015, 45,000 ordinary shares were issued to our independent directors and employees (including certain executive officers). In November 2015, 72,500 ordinary shares were issued to our consultants and employees (including certain executive officers). In March 14, 2016, 48,000 ordinary shares were issued to our independent directors, consultants and employees (including certain executive officers).

2016 Omnibus Equity Plan

On July 13, 2016, the Board unanimously adopted the SGOCO Group, Ltd. 2016 Omnibus Equity Plan (the "2016 Plan") which provides up to 2,500,000 ordinary shares that may be issued pursuant to awards granted under the Plan. On August 10, 2016, the 2016 Plan was approved by the shareholders of the Company at the annual shareholders meeting of the Company.

Purpose. The purpose of the 2016 Plan is to promote our success and to increase shareholder value by providing an additional means through the grant of equity compensation awards to attract, motivate, retain and reward selected employees and other eligible persons of SGOCO.

Administration. The 2016 Plan shall be administered by, and all equity compensation awards under the 2016 Plan shall be authorized by the Board or one or more committees appointed by the Board (the “Administrator”). Any committee of the Board that serves as the Administrator shall be comprised solely of one or more directors or such number of directors as may be required under applicable laws and may delegate some or all of its authority to another committee so constituted. Unless otherwise provided in our Memorandum and Articles of Association or the applicable charter of any Administrator:

1.	a majority of the members of the acting Administrator shall constitute a quorum; and

2.	the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

Eligibility. The Administrator may grant equity compensation awards under the 2016 Plan only to those persons that the Administrator determines to be either an officer, employee, director of SGOCO or a consultant or advisor of SGOCO (each of the foregoing, an “Eligible Person”); provided, however, that incentive stock options may only be granted to an Eligible Person who is an employee of SGOCO. Notwithstanding the foregoing, a person who is otherwise an Eligible Person may participate in the 2016 Plan only if such participation would not compromise our ability to comply with applicable laws (including securities laws). A participant may, if otherwise eligible, be granted additional equity compensation awards if the Administrator so determines.

Type and Form of Awards. The Administrator shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2016 Plan, the Administrator may grant options to purchase ordinary shares, share appreciation rights, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of SGOCO.

Performance-Based Awards. The Administrator may grant equity compensation awards as performance-based shares under the 2016 Plan. Each such equity compensation award will have an initial value that is established by the Administrator on or before the date of grant. The grant, vesting, exercisability or payment of performance-based equity compensation awards may depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or a level using one or more of the business criteria (on an absolute or relative basis) for SGOCO on a consolidated basis or for one or more of SGOCO’s subsidiaries, segments, divisions or business units, or any combination of the foregoing.

Transfer Restrictions. Except as specifically provided in the 2016 Plan:

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

The 2016 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The Administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Amendment and Termination. The 2016 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our Board. Our Board may amend, suspend or terminate the 2016 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee regarding awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the 2016 Plan that would, if such amendment were not approved by the shareholders, cause the 2016 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2016 Plan or after termination of the 2016 Plan. No amendment, suspension or termination of the 2016 Plan or change affecting any outstanding equity compensation award shall, without written consent of the relevant participant, affect in any manner materially adverse to the relevant participant any rights or benefits of the relevant participant or obligations of SGOCO under any equity compensation award granted under the 2016 Plan prior to the effective date of such change.

320,000 ordinary shares were awarded in December 2016 to our directors, consultants and employees (including certain executive officers), 190,000 ordinary shares were issued in January 2017 to our independent directors consultants and employees (including certain executive officers).

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Messrs. Cheng, Wu, Chen and He meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Hok Fung Wai and Frank Wu to administer the Company’s 2010 Plan and 2016 Plan.

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

D. Employees.

Following the Sale of SGOCO (Fujian), only a limited number of employees that are essential to our R&D, accounting, marketing and distribution were retained by the Company. As a result, the number of our full-time employees decreased from 16 as of December 31, 2015 to 11 as of December 31, 2016. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of March 31, 2017, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2017 by the sum of 9,695,289 being the number of ordinary shares issued and outstanding as of March 31, 2017 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of March 31, 2017 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Frank Wu	30,000	*
John Chen	30,000	*
Pruby He	30,000	*
Kim Sing Cheng	20,000	*
Hok Fung Wai	70,000	*
Shi-bin Xie	107,500	1.1%
Xiao-Ming Hu	37,500	*
Tony Zhong	48,500	*

Principal Shareholders
Sun Zone Investments Limited (1)	2,285,000	23.6%
Richly Conqueror Limited (2)	762,305	7.9%
Sun Yuet Wo	1,900,000	19.6%
Sze Kit Ting	565,058	5.8%

“*” Indicates less than 1%

(1)	Sun Zone Investments Limited, a British Virgin Islands corporation, is beneficially owned by Wong Shuk Yu. The registered office of Sun Zone Investments Limited is situated at Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(2)	Richly Conqueror Limited, a British Virgin Islands corporation, is beneficially owned by Mr Chan, Kam Biu Richard. The business address of Richly Conqueror Limited is Flat C, 37/F, Tower 9, Le Point, Metro Town, 8 King Ling Road, Tsueng Kwan O, Hong Kong.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a charge of control of our company.

As of March 31, 2017, we had 9,695,289 ordinary shares issued and outstanding. To our knowledge, as of such date, we had at least two (2) record holders of our shares located in the U.S. that held an aggregate of 60,000 ordinary shares. The number of beneficial owners of our ordinary shares in the U.S. is likely to be much larger than the number of Holders of record of our ordinary shares in the U.S.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

During the fiscal year, we did not enter into any transactions with our directors and persons who own more than five percent of our common stock, or with their relatives and entities they control.

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

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High		Low
2016	$	N/A	$	N/A	$6.40	$1.36	$	N/A	$	N/A
2015	$	N/A	$	N/A	$3.80	$1.00	$	N/A	$	N/A
2014	$	N/A	$	N/A	$17.36	$2.36		$0.20		$0.20
2013	$	N/A	$	N/A	$33.32	$2.80		$5.00		$0.08
2012	$	N/A	$	N/A	$15.12	$2.44		$0.80		$0.04

Quarterly Highs and Lows	High		Low		High	Low	High		Low
2017
First Quarter	$	N/A	$	N/A	$3.95	$2.11	$	N/A	$	N/A
2016
Fourth Quarter	$	N/A	$	N/A	$3.95	$2.75	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$5.12	$2.92	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$4.49	$3.10	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$6.40	$1.36	$	N/A	$	N/A
2015
Fourth Quarter	$	N/A	$	N/A	$2.56	$1.00	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$2.92	$1.24	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$2.80	$1.84	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$3.80	$1.52	$	N/A	$	N/A

Monthly Highs and Lows	High		Low		High	Low	High		Low
April 2017	$	N/A	$	N/A	$2.85	$1.90	$	N/A	$	N/A
March 2017	$	N/A	$	N/A	$3.00	$2.11	$	N/A	$	N/A
February 2017	$	N/A	$	N/A	$3.70	$2.80	$	N/A	$	N/A
January 2017	$	N/A	$	N/A	$3.95	$3.00	$	N/A	$	N/A
December 2016	$	N/A	$	N/A	$3.80	$3.30	$	N/A	$	N/A
November 2016	$	N/A	$	N/A	$3.95	$3.00	$	N/A	$	N/A
October 2016	$	N/A	$	N/A	$3.70	$2.75	$	N/A	$	N/A
September 2016	$	N/A	$	N/A	$3.59	$2.92	$	N/A	$	N/A

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

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1/A (File No. 333-170674) originally filed with the Securities and Exchange Commission on December 15, 2010, as amended.

C. Material Contracts.

Except for the following, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, or elsewhere in this Annual Report.

On April 5, 2017, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors named on the signature pages thereto for the sale by the Company of 434,783 of our ordinary shares, and warrants to purchase up to an initial 326,087 of our ordinary shares with an initial exercise price of $2.75 per share. Under the Purchase Agreement, we may offer and sell up to 434,783 ordinary shares to investors for a per share purchase price of $2.30. Warrants to purchase our ordinary shares were issued to investors in amount equal to 75% of the shares purchased by each investor under the Purchase Agreement. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus.

On March 20, 2017, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Mr. Chan Kei Hoong, an unaffiliated third parties, pursuant to which the Company sold to Mr. Chan Kei Hoong 117,361 shares of its ordinary stock (the “Shares”) for an aggregate amount of $239,417 in a registered direct offering. The Shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2016, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2016 and 2015.

In addition, our actual PFIC status for our 2016 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed partly to a decline in our 2015 revenues, which we report in U.S. dollars in our financial statements. Through 2016 the RMB continued its significant depreciation. The exchange rate of the RMB against U.S. Dollar as of December 31, 2016 and 2015 were 6.94 and 6.49.

Because the majority of our earnings and assets are denominated in RMB, but our reporting currency is the U.S. Dollars, fluctuations in the exchange rate between the U.S. Dollars and the RMB will affect our balance sheet and our earnings per share in U.S. Dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. Dollars would affect our financial results reported in U.S. Dollars terms without giving effect to any underlying change in our business or results of operations.

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

The amendment to the Warrant Agreement is set forth as Exhibit 4.1 to our Current Report on Form 6-K filed March 16, 2010.

The amendment to the Escrow Agreement is set forth the as Exhibit 2.9 to our Annual Report on Form 20-F filed April 19, 2013. The Escrow Agreement was further extended to December 31, 2013 and expired on that date. The remaining 101,374 escrow shares were cancelled on May 5, 2014.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2016, our internal control over financial reporting is ineffective.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2016 and 2015.

	2016	2015
Audit Fee	$235,452	$200,020
Audit-Related Fees	-	-
Total	$235,452	$200,020

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

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 19, 2016, the Company was advised that the Company's independent registered public accounting firm, Crowe Horwath (HK) CPA Limited (“CHHK”), would no longer provide audit and assurances services to public companies subject to the statutes and regulations of the United States effective as of October 1, 2016. Accordingly, the Company, with the approval of its audit committee and board of directors, terminated the services of CHHK effective September 19, 2016, and retained the services of Centurion ZD CPA Limited (formerly DCAW (CPA) Limited) (“Centurion”) as its new independent registered public accounting firm, effective September 19, 2016.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	Amended and Restated Employment Letter, effective as of April 1, 2010, between Mr. Burnette Or and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on May 18, 2010)

4.2	Employment Agreement between David Xu and SGOCO Group, Ltd. dated April 24, 2011 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.3	Employment Agreement between Burnette Or and SGOCO International (HK) Ltd. dated April 1, 2013 (incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.4	Employment Agreement between Johnson Lau and SGOCO International (HK) Ltd. dated July 1, 2013 (incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.5	English Translation of Business License for SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.6	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.7	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.8	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.9	Summary of Credit facility agreement and loan agreement with China Everbright Bank (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.10	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.11	Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.12	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.13	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015. (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.14	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015. (incorporated by reference to Exhibit 4.14 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.15	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.16	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.17	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.18	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.19	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015. (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.20	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.21	Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.22	Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.23*	Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited.

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from Crowe Horwath (HK) CPA Limited to the Securities and Exchange Commission dated September 21, 2016, regarding the change in certifying accountant. (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K (file no. 001-35016) filed on September 21, 2016)

15.2*	Consent of Centurion ZD CPA Limited (formerly DCAW (CPA) Limited)

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: May 15, 2017	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SGOCO Group, Ltd.

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. (“Company”) and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
May 15, 2017

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(In thousands of U.S. dollars except share and per share data )

	2016	2015
ASSETS
CURRENT ASSETS
Cash	29	345
Accounts receivable, net of provision for doubtful accounts of $196 and $1, respectively	119	228
Other receivables and prepayments	6,459	456
Inventories	-	26
Advances to suppliers	-	126
Total current assets	6,607	1,181

DEPOSITS FOR ACQUISITION OF SUBSIDIARIES	31,866	85,693
PLANT AND EQUIPMENT, NET	5	8
INTANGIBLE ASSETS, NET	25,290	-
GOODWILL	36,504	-

Total assets	100,272	86,882

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable, trade	222	46
Other payables and accrued liabilities	807	169
Customer deposits	-	421
Taxes payable	6,241	6,241
Convertible notes	-	2,169
Total current liabilities	7,270	9,046
LONG-TERM LIABILITIES
Non-current deferred tax liability	6,323	-
Total liabilities	13,593	9,046

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2016 and December 31, 2015	-	-
Common stock, $0.004 par value, 50,000,000 shares authorized, 9,387,928 and 4,471,215 issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	38	18
Additional paid-in-capital	42,205	25,904
Statutory reserves	-	-
Retained earnings	52,136	57,183
Accumulated other comprehensive loss	(7,700)	(5,269)
Total shareholders' equity	86,679	77,836

Total liabilities and shareholders' equity	100,272	86,882

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of U.S. dollars except share and per share data)

	2016	2015	2014
REVENUES	5,069	1,921	43,230

COST OF GOODS SOLD	4,867	1,826	41,213

GROSS PROFIT	202	95	2,017

OPERATING EXPENSES:
Selling expenses	55	131	297
General and administrative expenses	4,115	1,498	3,069
Total operating expenses	4,170	1,629	3,366

LOSS FROM OPERATIONS	(3,968)	(1,534)	(1,349)

OTHER INCOME (EXPENSES):
Interest income	121	220	338
Interest expense	(15)	(57)	(304)
Other income (expense), net	-	(8)	319
Loss on change in fair value of convertible notes	(1,500)	(1,041)	-
Change in fair value of warrant derivative liability	-	2	19
Total other income (expenses), net	(1,394)	(884)	372

LOSS BEFORE PROVISION FOR INCOME TAXES	(5,362)	(2,418)	(977)
INCOME TAX BENEFIT (EXPENSE)	315	-	(1,311)
NET LOSS	(5,047)	(2,418)	(2,288)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(2,431)	(5,258)	(36)
Realization of foreign currency translation gain relating to disposal of a subsidiary	-	-	(805)

COMPREHENSIVE LOSS	(7,478)	(7,676)	(3,129)

LOSS PER SHARE:
Basic	(0.68)	(0.55)	(0.53)
Diluted	(0.68)	(0.55)	(0.53)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	7,422,208	4,400,298	4,351,517
Diluted	7,422,208	4,400,298	4,351,517

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

( In thousands of U.S. dollars except share data )

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Loss	Total
BALANCE, January 1 31, 2014	4,415,089	18	25,052	809	61,080	830	87,789
Shares issued for equity compensation plan	40,000	1	537	-	-	-	538
Escrow shares cancelled	(101,374)	(1)	-	-	-	-	(1)
Net loss	-	-	-	-	(2,288)	-	(2,288)
Foreign currency translation adjustment	-	-	-	-	-	(36)	(36)
Realization of foreign currency translation gain relating to disposal of a subsidiary	-	-	-	-	-	(805)	(805)
Reclassification of statutory reserves upon disposal of a subsidiary	-	-	-	(809)	809	-	-
BALANCE, December 31, 2014	4,353,715	18	25,589	-	59,601	(11)	85,197
Shares issued for equity compensation plan	117,500	-	239	-	-	-	239
Shares to be issued on conversion of convertible notes	51,511	-	76	-	-	-	76
Net loss	-	-	-	-	(2,418)	-	(2,418)
Foreign currency translation adjustment	-	-	-	-	-	(5,258)	(5,258)
BALANCE, December 31, 2015	4,522,726	18	25,904	-	57,183	(5,269)	77,836
Shares issued for equity compensation plan	459,250	2	1,564	-	-	-	1,566
Shares issued on conversion of convertible notes	1,343,425	6	3,668	-	-	-	3,674
Shares issued on acquisition of a subsidiary	1,162,305	5	4,075	-	-	-	4,080
Shares issued on placement financing	1,900,000	7	6,994	-	-	-	7,001
Rounding difference on reverse stock split	222	-	-	-	-	-	-
Net loss	-	-	-	-	(5,047)	-	(5,047)
Foreign currency translation adjustment	-	-	-	-	-	(2,431)	(2,431)
BALANCE, December 31, 2016	9,387,928	38	42,205	-	52,136	(7,700)	86,679

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of U.S. dollars)

	2016	2015	2014
CASH FLOWS FROM OPFRATING ACTIVITIFS:
Net loss	(5,047)	(2,418)	(2,288)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,264	3	19
Property, plant and equipment write-off	-	3	-
Inventory write-off	-	1	-
Transaction cost from issue of convertible notes	44	106	-
Deferred income taxes	(315)	-	-
Bad debt provision	195	1	-
Change in fair value of warrant derivative liability	-	(2)	(19)
Share-based compensation expenses	1,566	239	538
Loss on change in fair value of convertible notes	1,500	1,041	-
Change in operating assets
Accounts receivable, trade	(96)	676	14,275
Notes receivable	-	-	1,316
Other receivables and prepayments	(202)	(67)	521
Inventories	25	(27)	2,009
Prepaid income tax	-	17	(17)
Advances to suppliers	123	(99)	(42,814)
Other current assets	-	53	53
Change in operating liabilities
Accounts payables, trade	186	(556)	13,495
Other payables and accrued liabilities	90	22	1,943
Customer deposits	(412)	245	(200)
Taxes payable	-	-	385
Net cash used in operating activities	(1,079)	(762)	(10,784)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances to an unrelated third party	(6,743)	-	-
Proceeds from acquisition of a subsidiary, net of cash acquired of $1	1	-	-
Proceeds from disposal of subsidiaries, net of cash disposed of $25	-	89,766	(25)
Refund of deposit paid for acquisition of a subsidiary	33,280
Deposits paid for acquisition of subsidiaries	(33,288)	(89,302)	-
Net cash (used in) provided by investing activities	(6,750)	464	(25)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on short-term loan	-	-	(2,599)
Proceeds from loan from a shareholder	88	405	600
Payments on loan from a shareholder	(88)	(505)	(500)
Proceeds from convertible notes	298	696	-
Proceeds from shares issuance	7,001	-	-
Advances from an unrelated party	221	-	-
Net cash provided by (used in) financing activities	7,520	596	(2,499)

EFFECT OF EXCHANGE RATE ON CASH	(7)	(45)	(97)

(DECREASE) INCREASE IN CASH	(316)	253	(13,405)

CASH, beginning of year	345	92	13,497

CASH, end of year	29	345	92

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	6	-	304
Cash paid for income taxes	-	-	963

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Receivable from convertible note holders under promissory notes	-	359	-
Common stock issued and to be issued on conversion of convertible notes	3,674	76	-
Common stock issued for acquisition of a subsidiary	4,080	-	-
Receivable from the sale of a subsidiary	-	-	91,379

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

In April 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

On December 24, 2014, the Company entered into a Sale and Purchase Agreement to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group Holdings Limited, SGOCO’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed SGOCO to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.0 million.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca closed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% shares and ownership of Boca.

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

On August 10, 2016, the shareholders of the Company approved an increase of the authorized ordinary shares of the Company from 12,500,000 shares to 50,000,000 shares at the annual shareholders meeting.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2016:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
SGOCO Shenzhen	Shenzhen, China	100%
BOCA	Hong Kong	100%

As of December 31, 2016, the Company had a working capital deficiency and recorded a loss in the current year. On March 28, 2017, the Company entered into a Securities Purchase Agreement with an unrelated investor to sell an aggregate of 117,361 shares of its ordinary shares, for a cash consideration of $239,417. On April 5, 2017, the Company entered into another Securities Purchase Agreement with certain investors to sell an aggregate of 434,783 shares of its ordinary shares, and warrants to purchase up to an initial 326,087 of its ordinary shares with an initial exercise price of $2.75 per share, for cash consideration of $1 million.

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets and assessment of impairment of long-lived assets, intangible assets and goodwill. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Proprietary technology	20 years
Backlog	1 year

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than goodwill was recognized for the periods presented.

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2016 and 2015, there was $196 and $1 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2016	Fair Value Measurement at December 31, 2016
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$-	$-	$-	$-

	Carrying Value at December 31, 2015	Fair Value Measurement at December 31, 2015
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$2,169	$-	$-	$2,169

A summary of changes in financial liabilities for the period ended December 31, 2016 was as follows:

Balance at January 1, 2015	$2
Change in fair value of warrant derivative liability	(2)
Issuance of convertible notes	1,149
Fair value loss on issuance of convertible notes	1,019
Interest expenses on convertible notes	56
Change in fair value of convertible notes	21
Conversion of convertible notes	(76)
Balance at December 31, 2015	2,169
Interest expenses on convertible notes	5
Conversion of convertible notes	(3,674)
Change in fair value of convertible notes	1,500
Balance at December 31, 2016	-

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

Revenue recognition

The Company’s revenue recognition policies are consistent with the accounting standards. Sales revenue is recognized at the date of shipment to customers. The Company recognizes revenue from the sale of products and services when all the following criteria ae met: persuasive evidence for an arrangement exists, the price is fixed or determinable, the delivery is completed or services have been provided, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is completed. Payments received before all of the relevant criteria for revenue recognition are met are recorded as customer deposits. Generally, our outsourced manufacturers are obligated to provide at least one-year repair or replacement obligation. Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was nil, $27 and nil sales returns during the years ended December 31, 2016, 2015 and 2014, respectively.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2016, 2015 and 2014, the Company incurred nil, nil and $24 of interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company and its PRC subsidiaries is the RMB. The functional currencies of its Hong Kong subsidiaries SGOCO International and Boca are the U.S. Dollar and Hong Kong Dollar, respectively. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.94 and RMB6.49 to $1.00 at December 31, 2016 and 2015, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2016, 2015 and 2014 were RMB6.64, RMB6.23, and RMB6. 14 to $1.00, respectively.

Recent accounting pronouncements

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

In May 2014, the FASB issued No. 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue recognition standard. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU 2014-09 and 2014-16, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. The Company is evaluating the effect that these ASUs will have on its consolidated financial statements and related disclosures.

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

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. We are currently assessing the potential impact of ASU 2016-15 on our financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not anticipate that the adoption of this ASU will have a significant impact on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This update amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This ASU is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. We do not anticipate that the adoption of this ASU will have a significant impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. We do not anticipate that the adoption of this ASU will have a significant impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Note 3 - Accounts receivable, trade

Accounts receivable as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015

Accounts receivable	$315	$229
Allowance for doubtful accounts	(196)	(1)
	$119	$228

The movements in allowance for doubtful accounts are as follows:

	2016	2015

Balance at the beginning of the period	$1	$-
Addition	195	1
Balance at the end of the period	$196	$1

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 4- Other receivables and prepayments

Other receivables and prepayments as of December 31, 2016 and 2015 consisted of the following:

		December 31,
	Note	2016	2015

Advance to an unrelated third party	(i)	$6,457	$-
Receivables from convertible note holders	(ii)	-	359
Other prepayments		2	97
Other receivables and prepayments		$6,459	$456

(i)	Advance to an unrelated third party was interest bearing at 6% per annual and unsecured. No such balance remained outstanding as of the filing date of this annual report.

(ii)	According to the convertible note agreements and related promissory notes, certain note holders are required to pay off the principal amount of $343 prior to the conversion of the respective convertible notes and no later than various dates in January and February 2016. Amounts of $247 and $96 were interest bearing at 8% and 12% per annum, respectively, and secured by the pledge of the $343 convertible notes issued by the Company to these note holders. As of December 31, 2015, unpaid interest thereon was $16.

Note 5 - Inventories

Inventories consisted of the following as of December 31, 2016 and 2015:

	December 31,
	2016	2015

Finished goods	$-	$26

Note 6 - Advances to suppliers

Advances to suppliers as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015

Advances to Honesty Group	$-	$40
Advances to other suppliers	-	86
Advances to suppliers	$-	$126

Note 7 - Acquisition of subsidiary and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

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

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, March 31, 2016.

Boca

Net liabilities acquired (including cash of $1 and other loan of $332 (Note 13))	$(337)
Amortizable intangible assets (i)
Backlog contract	372
Proprietary technology	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

The transaction resulted in a purchase price allocation of $36,504 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Boca and the synergies expected from the combined operations of Boca and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing “green” energy technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

(b)	Potential Acquisition of Sola Green

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties originally expected that the definitive agreements would be executed and the transaction would be closed by June 30, 2016.  The completion of the transaction is dependent on the completion of due diligence. Both parties had spent significant amount of time and efforts in the due diligence in 2016 but were unable to complete the process with satisfaction to both parties.

On November 20, 2016, the Company sent an official notice to the Seller to terminate the due diligence process and requested full refund of the deposit paid to the Seller. On November 30, 2016, the Company received full deposit back from the Seller.

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

(c)	Acquisition of Century Skyway

On December 27, 2016, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Century Skyway Limited (“CSL”), a company incorporated in Hong Kong, for a purchase price of $35 million in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2016, a refundable deposit of $32 million was paid to the owner of CSL.

CSL is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development center and main researchers are in Shenzhen China. CSL’s R&D team has extensive experience and expertise in the VR industry. The R&D team cooperated with Razer to develop Open-Source Virtual Reality ("OSVR") product aimed on VR-Gaming. The OSVR product attended the 2017 US CES exhibition in Las Vegas in January, 2017.

CSL develops VR technology and applies them on VR device. CSL’s VR technology applies on VR Head-mounted display ("HMD") which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. It’s also use ultrasound to calibrate VR devices’ attitude without user’s intervention.

The Company and Full Linkage Limited entered into a Share Sale and Purchase Agreement on April 28,2017, pursuant to which SGOCO International agreed to pay $32.6 million and issue 1.5 million newly issued ordinary shares of the Company to the Vendor on or before May 15,2017. The shares were issued on May 4, 2017, and the fair value of the shares was $1.55 per share on the closing date, May 10, 2017.

After the completion of the acquisition, CSL became a wholly owned subsidiary of the Company.

The following table sets forth the Company’s best estimate of fair value of the assets acquired and the liabilities assumed. The Company is in the process of obtaining a third-party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed using the balances as of the closing date, May 10, 2017.

CSL

Net liabilities acquired	$(66)
Amortizable intangible assets
Technologies	19,689
Goodwill	20,224
Deferred tax liabilities	(4,922)
Total	$34,925

Total purchase price comprised of:
– cash consideration (paid in fiscal 2016 in the form of refundable deposit)	$32,600
– share-based consideration	2,325
Total	$34,925

The transaction resulted in a purchase price allocation of $20,224 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of CSL and the synergies expected from the combined operations of CSL and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing VR technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 8 –Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2016 and 2015:

	December 31,
	2016	2015

Machinery and equipment	$1	$1
Vehicles and office equipment	15	15
Total	16	16
Less: accumulated depreciation	(11)	(8)
Plant and equipment, net	$5	$8

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 amounted to $3, $3 and $19, respectively.

Note 9 – Intangible assets, net

Intangible assets, net, as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015

Backlog contract (Note7)	$372	$-
Proprietary technology (Note 7)	26,179	-
Accumulated amortization	(1,261)	-
Intangible assets, net	$25,290	$-

Amortization expenses of intangible assets were $1,261 for the year ended December 31, 2016.

As of December 31, 2016, amortization expenses related to intangible assets for future periods are estimated to be as follows:-

	For the years ending December 31,
						2022 and
	2017	2018	2019	2020	2021	thereafter
	$	$	$	$	$	$
Amortization expenses	1,401	1,308	1,308	1,308	1,308	18,657

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

The Company’s subsidiary incorporated in Hong Kong manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap). Total pension expense incurred by the Company was $4, $11 and $73 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

During 2011, the Company bought back 13,274 warrants from the underwriters for $27 with a price $2.00 per warrant. As a result, there were nil outstanding underwriter warrants as of December 31, 2016 and 2015.

The Company utilized the American Binomial Option Valuation Model to estimate the value of the underwriter warrants as of December 31, 2014 at $2 with an exercise price of $24.00, market price of $2.48, expected remaining term of one year, expected volatility of 176%, and a risk free rate of 0.11%.

The fair value changes of the underwriter warrants of $nil, $2 and $19 were recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014, respectively.

A summary of changes in warrant activity is presented as follows as of December 31, 2015:

Underwriter Warrants

Outstanding, January 1 and December 31, 2014	3,393
Expired	(3,393)
Plant and equipment, net Outstanding, December 31, 2015	$-

Note 12 – Convertible notes

The Company entered into a series of Securities Purchase Agreements (the "Agreements") with certain investors between June and September, 2015. Pursuant to the Agreements, the Company issued certain convertible notes (the “Notes”) to the investors in a total principal amount of $1,149. A summary of the major terms of the Agreements are presented as follows:

Investor	Principal amount	Issue date	Maturity date	Interest rate	Conversion discount rate (b)
LG Capital Funding, LLC	$231	6/10/2015	6/10/2016	8%	35%
JSJ Investments INC	150	6/3/2015	12/3/2015(a)	12%	43%
Crown Bridge Partner, LLC	46	9/11/2015	8/25/2016	5%	42%
Service Trading Company, LLC	105	6/11/2015	6/11/2016	8%	35%
Adar Bays, LLC	158	6/11/2015	6/11/2016	8%	35%
Vis Vires Group, INC	159	6/10/2015	3/15/2016	8%	39%
Black Forest Capital, LLC	300	7/17/2015	7/17/2016	12%	42%
	$1,149

(a)	At any time before, on and after the maturity date, this note has a cash redemption premium of 150%.
(b)	The rate is the discount to the lowest closing bid price of the Company’s ordinary shares for the 10 or 20 days prior to the date of conversion or execution of the convertible note agreements, as the case may be.

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

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. In addition, issuance costs of $44 and $106 associated with the Notes offering have been expensed as incurred in the years ended December 31, 2016 and 2015, respectively.

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

During 2015, the note holders converted the Notes with a total principal amount of $35 into 51,511 ordinary shares of the Company.

During December 31, 2016, the note holders have fully converted the remaining Notes with a total principal amount of $1,114 into 1,343,425 ordinary shares of the Company.

Note 13 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2016 and 2015 consisted of the following:

		December 31,
	Note	2016	2015

Accrued professional fees		$166	$132
Other loan – secured (Note 7)	(i)	342	-
Advances from unrelated party	(ii)	221	-
Accrued staff costs and staff benefits		28	15
Others		50	22
		$807	$169

(i)	The amount represents a loan of $256 advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company (Note 9)

(iii)	The advances from unrelated party are unsecured, interest free and have no fixed terms of repayment.

Note 14 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2016 and 2015.

Issuance of capital stock

2016

Certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million, which shall be paid on or before July 31, 2016. In May 2016, we have received the first tranche of $350. The investors paid the balance of $6,650 on August 11, 2016 and we issued 1,900,000 shares on September 19, 2016. The fair value of the shares was $3.30 per share on September 19, 2016.

Share-based compensation

On December 8, 2016, a total of 320,000 shares were issued to the Company’s directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.43 per share..

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

104

2015

Share-based compensation

On March 5, 2015, a total of 45,000 ordinary shares were issued to the Company’s directors and certain employees, which vested immediately. The grant date fair values were $2.80 per share. On November 16, 2015, a total of 72,500 ordinary shares were issued to the Company’s certain employees and consultants, which vested immediately. The grant date fair value was $1.56 per share. Share-based compensation expense of $239 was recognized in the consolidated statement of comprehensive loss in 2015.

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

The Company did not make appropriations to the statutory reserves for the year ended December 31, 2016 and 2015. No appropriations were made to surplus reserve fund.

Note 16 - Income taxes

	2016	2015	2014
Current income tax – Hong Kong	$-	$-	124
Current income tax – PRC	-	-	310
Current income tax – Sale of SGOCO (Fujian)	-	-	877
Deferred income tax benefit	(315)	-	-
	(315)	-	1,311

 Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%. SGOCO International and Boca are incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the year ended December 31, 2016, 2015 and 2014.

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

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the year ended December 31, 2016, 2015and 2014, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2016, 2015and 2014. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2016 were nil (December 31, 2015: nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the year ended December 31, 2016, 2015and 2014:

	Year ended December 31,
	2016	2015	2014
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(1.6)	(2.5)	(5.8)
Valuation allowance	(2.9)	(7.7)	(37.5)
Tax on disposal of SGOCO (Fujian) (a)	-	-	(89.9)
Other (b)	(14.6)	(14.8)	(26.0)
Effective income taxes	5.9%	0%	(134.2)%

Notes:

(a)	According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC at a rate of 10%, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

As such, included in the income tax expense for the year ended December 31, 2014 was an amount of $877 on the Sale of SGOCO (Fujian).

Included in income tax payable as of December 31, 2016 were payables made for the Sale of Honesty Group and Sale of SGOCO (Fujian) of $6,241 (2015: payables made for the Sale of Honesty Group of $6,241). In April 2017, the Company paid a total of $6,241 (RMB43,058) to the tax bureau to fully settle its obligations.

(b)	There were no other material items affecting the effective income tax for the year ended December 31, 2016, 2015 and 2014 except for (i) losses incurred by SGOCO of approximately $3.1 million, $1.4 million and $0.5 million, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2016	December 31, 2015
Deferred income tax assets:
Net operating loss carry-forward	$1,307	$939
Less: Valuation allowance	(1,307)	(939)
	$-	$-

Non-current Deferred tax liability
Intangible assets arisen from business combination	$6,323	$-
	$6,323	$-

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2016 and 2015, the Company had $2,304 and $2,361, respectively, of deductible tax loss carry forwards that expire through December 31, 2021. The net tax loss of the Hong Kong entities of $3,176 and $867 as of December 31, 2016 and 2015, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2016 and 2015, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609 and $606, respectively, available to reduce future taxable income which will expire in various years through 2031. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 17 - Related party and shareholder transactions

During the year ended December 31, 2015, Sun Zone Investments Limited (“Sun Zone”), a shareholder of the Company loaned $405 to the Company. As of December 31, 2015, $505 was repaid and the outstanding amount due to Sun Zone is nil.

Note 18 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the year ended December 31,
	2016	2015	2014

Net loss for earnings per share	$(5,047)	$(2,418)	$(2,288)

Weighted average shares used in diluted computation - basic and diluted	7,422,208	4,400,298	4,351,517

Loss per share – basic and diluted	$(0.68)	$(0.55)	$(0.53)

As of December 31 2016, 2015 and 2014, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 19 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. During fiscal 2015, there was only one segment, ie the sale of LCD/LED products. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services.

		Green energy	Corporate
	LCD/LED	products	unallocated
For the year ended December 31, 2016	products	and services	(note)	Consolidated
Revenues	5,067	2		5,069
Gross profit	200	2		202
Operating expenses	1,281	1,272	1,617	4,170
Loss from operations	(1,081)	(1,270)	(1,617)	(3,968)
Other income (expenses)	137	(9)	(1,522)	(1,394)
Loss before provision for income taxes	(944)	(1,279)	(3,139)	(5,362)
Income tax benefit	-	315	-	315
Net loss	(944)	(964)	(3,139)	(5,047)

As of December 31, 2016
Identifiable long-lived assets	5	25,290	-	25,295
Total assets	1,965	61,794	36,513	100,272

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong and China to its reportable segments because these assets and activities are managed at a corporate level.

For the year ended December 31, 2015	LCD/LED products	Green energy products and services	Consolidated
Revenues	1,921	-	1,921
Gross profit	95	-	95
Operating expenses	1,629	-	1,629
Loss from operations	(1,534)	-	(1,534)
Other income (expenses)	(884)	-	(884)
Loss before provision for income taxes	(2,418)	-	(2,418)
Provision for income taxes	-	-	-
Net loss	(2,418)	-	(2,418)

As of December 31, 2015
Identifiable long-lived assets	8	-	8
Total assets	1,189	85,693	86,882

The Company does not have material long-lived assets located in foreign countries other than PRC.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2016	2015	2014

China	$751	$1,184	$41,321
Hong Kong	4,318	737	1,909

Total	$5,069	$1,921	$43,230

Note 20 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2016 and 2015.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2016 and their maturity profile:

		For the years ending December 31,
	2017	2018	2019	2010	2021	2022 and thereafter	Total
	$	$	$	$	$	$	$
Future minimum lease payments under non-cancelable operating lease agreements	80	-	-	-	-	-	80
Capital contributions (1)	-	-	-	-	-	-	-
Total	80	-	-	-	-	-	80

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2016, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International was required to pay $1,000 and the remaining $4,000 within 3 months and within one year, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and advances to suppliers. As of December 31, 2016 and 2015, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from a major customer was $4,315, or approximately 85.1% of the Company’s total sales for the year ended December 31, 2016. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2016. The Company’s accounts receivable from this customer was $119 as of December 31, 2016.

Sales revenue from three major customers was $1,244, or approximately 66.8% of our total sales for the year ended December 31, 2015, with each customer individually accounting for 39.6%, 16.2% and 11.0% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues in 2015. Our accounts receivable from these customers was approximately $228 as of December 31, 2015.

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

A major vendor provided approximately 86.1% of total purchases by the Company during the year ended December 31, 2016. The Company’s accounts payable due to this vendor was nil as of December 31, 2016.

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

Note 22 – Subsequent events

On January 5, 2017, a total of 190,000 shares were issued to certain of the Company’s directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.90 per share. Compensation expense of $741 will be recorded in the statement of comprehensive income (loss) during 2017.

On March 28, 2017, the Company entered into a Securities Purchase Agreement with an unrelated investor to sell an aggregate of 117,361 shares of the Company’s ordinary shares. Under the Purchase Agreement, the Company sold 117,361 ordinary shares to investors for a per share purchase price of $2.04. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus.

On April 5, 2017, the Company entered into a Securities Purchase Agreement with certain investors to sell an aggregate of 434,783 shares of the Company’s ordinary shares, and warrants to purchase up to an initial 326,087 of the Company’s ordinary shares with an initial exercise price of $2.75 per share. Under the Purchase Agreement, the Company sold 434,783 ordinary shares to investors for a per share purchase price of $2.30. Warrants to purchase the Company’s ordinary shares were issued to investors in amount equal to 75% of the shares purchased by each investor under the Purchase Agreement. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus.

On April 28, 2017, SGOGO International (HK) Limited (“SGOCO HK”), a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO HK acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by the Seller. In consideration for the acquisition of Century, SGOCO HK paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred in May, 2017.

