Form 20-F
period 2017-12-31
SGOCO Group, Ltd.
filed 2018-05-14
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Unit 1614, North Tower, Concordia Plaza

No. 1 Science Museum Road, Tsim Sha Tsui East, Kowloon

Hong Kong

(Address of principal executive offices)

Xiao-Ming HU, Interim Chief Financial Officer

Tel: +852 2386-3328; Fax: +852 3286-3200

Unit 1614, North Tower, Concordia Plaza

No. 1 Science Museum Road, Tsim Sha Tsui East, Kowloon

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

None

The registrant had 16,164,855 ordinary shares issued and outstanding as of December 31, 2017.

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

☒  Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

2.	Competition in our industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

3.	If we fail to meet the evolving needs of VR markets, identify new products, services or technologies, or successfully compete in our target markets, our revenue and financial results will be adversely impacted.

4.	Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

5.	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

6.	Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

7.	We may not be able to adequately respond to changes in technology affecting the energy saving industry.

8.	Giant Credit Limited is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

9.	Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

10.	An increase to the provision for loan losses will cause our net income to decrease and net loss to increase.

11.	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.

12.	Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

13.	We may not be able to generate any growth and our revenues may continue to decrease in the future.

14.	Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

15.	Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

16.	Uncertainties regarding the Chinese legal system could have a material adverse effect on us.

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

20. “Convertible notes” refer to a series convertible notes we issued between June and September, 2015.

21. “Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by SGOCO Group, Ltd.

22. “Giant Credit” means S Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

23. “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a wholly owned subsidiary of SGOCO International.

24. “Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, , a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited.

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

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands. Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited., a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in cash, plus up to 19.9% newly issued ordinary shares of the Company. In March, 2016, the acquisition of Boca was completed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

On April 28, 2017, SGOGO International (HK) Limited (“SGOCO International”), a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by the Seller. In consideration for the acquisition of Century, SGOCO International paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

The selected consolidated statement of operations data presented below for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements that have not been included herein. Our financial statements were prepared according to U.S. GAAP.

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2017, 2016 and 2015 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013

Net revenues	51	5,069	1,921	43,230	200,974
Cost of goods sold	(1,343)	(4,867)	(1,826)	(41,213)	(185,045)
Gross (loss) profit	(1,292)	202	95	2,017	15,929
Selling expenses	(257)	(55)	(131)	(297)	(1,073)
General and administrative expenses	(3,312)	(4,115)	(1,498)	(3,069)	(3,802)
Impairment loss of goodwill	(7,005)	-	-	-	-
Total operating expenses	(10,574)	(4,170)	(1,629)	(3,366)	(4,875)

(Loss) Income from operations	(11,866)	(3,968)	(1,534)	(1,349)	11,054
Interest income	134	121	220	338	12
Interest expense	(13)	(15)	(57)	(304)	(260)
Other income (expense), net	2	-	(8)	319	192
Change in fair value of warrant derivative liability	(150)	-	2	19	(3)
Loss on change in fair value of convertible notes	-	(1,500)	(1,041)	-	-
(Loss) Income before provision for income taxes	(11,893)	(5,362)	(2,418)	(977)	10,995
Income taxes benefit (expense)	679	315	-	(1,311)	(2,551)
Net (loss) income	(11,214)	(5,047)	(2,418)	(2,288)	8,444

(Loss) Income per share:
Basic-ordinary share	(0.99)	(0.68)	(0.55)	(0.53)	1.96
Diluted-ordinary share	(0.99)	(0.68)	(0.55)	(0.53)	1.96
Weighted average shares used in calculating earnings (loss) per share:
Basic	11,341,629	7,422,208	4,400,298	4,351,517	4,298,297
Diluted	11,341,629	7,422,208	4,400,298	4,351,517	4,298,297

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2017	2016	2015	2014	2013

Total assets	98,453	100,272	86,882	92,553	104,735
Total liabilities	14,638	13,593	9,046	7,356	16,946
Total shareholders’ equity	83,815	86,679	77,836	85,197	87,789

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

Risks Relating to Our Business and Industry

The acquisition of Boca International Limited or any future acquisition m ay not produce the benefits the Company anticipated and the Company is exposed to both operational and acquisition integration risks that could adversely affect the Company

In March 2016, we completed the acquisition of 100% ownership of Boca International Limited ("Boca"), a company providing energy saving products and services to reduce the energy costs for new and existing buildings. Our intention is to reduce the reliance on sales of traditional flat panel LED and LCD monitor products and enter into energy saving and new energy market. However, the Company may not be able to fully achieve its strategic objectives and operating efficiencies after the acquisition of Boca. Inherent uncertainties exist in integrating the operations of Boca to the Company. The Company may lose key personnel, either from the acquired entity or from itself, as a result of an acquisition. These factors could contribute to the Company not achieving the expected benefits from its acquisitions within desired time frames, if at all.

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

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. As the financial performance of the green energy products and services reporting unit and the VR technologies products and services reporting unit were below our original expectations, fair value of these reporting units were indicated to be lower than its carrying value. We performed the two-step goodwill impairment test and applied the income approach, resulting an impairment loss of goodwill of $13.3 million being recorded for the year ended December 31, 2017. We may continue to incur impairment charges in connection with our investments or acquisitions, which could depress our profitability and have a material adverse impact on our financial results.

Competition in our LCD/LED industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

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

Our LCD/LED industry has experienced declines in the average selling prices of display products irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

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

We may not be able to effectively anticipate and counter the price erosion that accompanies our display products. In addition, the average selling prices of our display products may decrease faster than the speed at which we are able to reduce our purchasing costs. If those events occur, our gross margins would decrease and our results of operations and financial condition would be materially and adversely affected.

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

Boca's revenues are dependent on the ability to provide savings on energy costs for our clients. According to the National Bureau of Statistics of the PRC, domestic electricity consumption grew at a rate of 6.6% in 2017. Power generation capacity was 13,372 billion kWh, an increase of 10.1% from 2016. Clean energy power generation increased significantly in 2015. However, such growth is unpredictable and depends on general economic conditions and consumer demand, both of which are beyond our control. Furthermore, pricing of electricity in the PRC is set in advance by the state or local electricity administration and may be artificially depressed by governmental regulation or influenced by supply and demand imbalances. If these changes reduce the cost of electricity from traditional sources of supply, the demand for Boca's energy saving projects could be reduced, and therefore, could materially harm our ability to grow our business.

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

We are exposed to the credit risks of our customers and borrowers.

Our financial position and profitability is dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in China, in particular the risk of monetary and fiscal policies to address inflation, businesses in China are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

Giant Credit Limited is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders.

Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Our risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which we operate. Our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

An increase to the provision for loan losses will cause the Company’s net income to decrease and net loss to increase.

Our lending business is subject to fluctuations based on economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may voluntarily decide to increase our provision for loan losses. Regulatory authorities may also require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of its management. Any increase in the provision for loan losses will result in a decrease in net income and an increase in net loss that may have a material adverse effect on our financial condition and results of operations.

Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.

We believe that the lending industry is an emerging market in China.  We may face growing competition in the lending industry, and we believe that the lending industry is becoming more competitive as this industry matures and begins to consolidate. We will compete, with traditional financial institutions, other lending companies, other microfinance companies, and some cash-rich state-owned companies or individuals. Some of these competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

Giant Credit Limited has been providing high-quality mortgage loans to its customers since it first obtained its money lenders license in 2016. The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.

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

Century Skyway VR products are complex and may contain defects or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials and/or use within a system. Our products are used by a variety of industries. Failure of our products to perform to specifications, or other product defects, could lead to substantial damage to the products we sell directly to customers and to the user of such end product. Any such defect may cause us to incur significant warranty, support and repair or replacement costs, cause us to lose market share, and divert the attention of our engineering personnel from our product development efforts to find and correct the issue. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins and harm our relationships with customers and partners and consumers’ perceptions of our brand. Also, we may be required to reimburse our customers, partners or consumers, including costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, result in the shifting of business to our competitors and result in litigation against us such as product liability suits. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel and harm our business.

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

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, or Exchange Act. As such, we are exempt from certain provisions applicable to U.S. public companies including:

1.	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

2.	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations regarding a security registered under the Exchange Act;

3.	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

4.	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e. , a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

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

We intend on continuing to expand our operations in China (including Hong Kong) through investments and acquisitions. Rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology as well as improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with manufacturer partners and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

We have granted, and may continue to grant, stock options and restricted shares, which may result in increased share-based compensation expenses.

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2017, 2016 and 2015, we recorded $0.7 million, $1.6 million and $0.2 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698. We have accrued $5.4 million in the income tax expense for the year ended December 31, 2011 on the Sale of Honesty Group and $0.9 million in the income tax expense for the year ended December 31, 2014 on the Sale of SGOCO (Fujian). We have paid off these tax liabilities in May 1417.

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

The change in value of the RMB against U.S. Dollars, and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation, which contributed partly to a decline in our 2016 revenues. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.53 and 6.94.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In 2017, a portion of our revenues and most of our expenses were denominated in RMB. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, regarding our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from SAFE by complying with certain procedural requirements.

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

As of December 31, 2017, we had 16,164,855 ordinary shares issued and outstanding. Of these shares, approximately 9.9 million ordinary shares are held by persons not currently affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

On December 15, 2017, SGOCO formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

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

Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was completed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca. The transaction was closed on March 31, 2016.

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

Acquisition of Century Skyway Limited

On April 28, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by Full Linkage Limited. In consideration for the acquisition of Century Skyway, SGOCO International paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017. Century Skyway Limited has not generated revenues for the year ended December 31, 2017. The Company took more time to commercialize the VR products than expected. The Company is expecting CSL to generate revenues when it launches its VR products in the second or third quarter of 2018.

Acquisition of Giant Credit Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between Kimmy Lai Ching Luk and the Company in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

SGOCO’s Offices

SGOCO’s principal executive office is located in Unit 1614, North Tower, Concordia Plaza, No. 1 Science Museum Road, Tsim Sha Tsui East, Kowloon, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services.

As of December 31, 2017, our primary business operations were conducted through SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen. LCD/LED monitors form the core of our product portfolio.

We also sell AIO and PIO computers through our distribution network.

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

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca has been completed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for the customers.

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

On April 28, 2017, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Century Skyway Limited (the “Agreement”) with Full Linkage Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Century Skyway, a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner, Full Linkage Limited, for consideration of $32.6 million in the form of cash, plus 1.5 million newly issued ordinary shares (the “Shares”) of the Company. On May 10, 2017, the acquisition of Century Skyway was closed.

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between Kimmy Lai Ching Luk and the Company in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

Giant Credit Limited is a Hong Kong incorporated company which has the Money Lenders License for carrying on money lending business in Hong Kong.  Giant Credit Limited has been providing high-quality mortgage loans to its customers since 2016.  Since the commencement of business, Giant Credit Limited has continued to record a growth in its mortgage loans receivable along with satisfactory interest income.  Management believes that the recent rising trend in the economy and local property market provides the Company great opportunity to expand its mortgage loan business and portfolio.  In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.  This further enhances the competitive edge of money lenders in Hong Kong.

SGOCO Products

We currently offer LCD/LED products with a full set of features designed to appeal to a wide range of retail and commercial customers. Our current product lines on sale include:

1.	LCD/LED monitors with screen sizes up to 40 inches;

2.	AIO and PIO computers;

3.	VR technology and devices;

4.	Phase Change Material Thermal Energy Storage ("Boca PCM - TES"); and

5.	Money lending and .

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

C. Regulations.

Chinese government subsidies

For the years ended December 31, 2017, 2016 and 2015, we received no grants from the PRC municipal government.

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

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation, which contributed partly to a decline in our 2016 revenues. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.53 and 6.94.

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

HK Money Lender Ordinance (Cap 163)

To provide for the control and regulation of money lenders and money-lending transactions, the appointment of a Registrar of Money Lenders and the licensing of persons carrying on business as money lenders; to provide protection and relief against excessive interest rates and extortionate stipulations in respect of loans; to provide for offences and for matters connected with or incidental to the foregoing; and to repeal the Money-lenders Ordinance 1911.

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1)	The directors of SGOCO International are Mr. Hok Fung Wai and Ms. Pui Kiu Lau.

(2)	SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. Shi-bin Xie.

(3)	Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Shi-bin Xie. The legal representative of Beijing SGOCO is Mr. Wen-li Hong.

(4)	SGOCO Shenzhen is one of SGOCO’s operational subsidiaries in the PRC. The officer of SGOCO Shenzhen is Mr. Shi-bin Xie. The legal representative of SGOCO Shenzhen is Mr. Feng-Chen, Gao.

(5)	Boca International Limited is one of SGOCO’s operational subsidiaries in Hong Kong. The director of Boca International Limited is Mr. Richard Kam Biu Chan.

(6)	Century Skyway Limited is one of SGOCO’s operational subsidiaries in Hong Kong. The director of Century Skyway Limited is Mr. Hok Fung Wai.

(7)	Shen Zhen Provizon Technology Co., Ltd is one of SGOCO’s operational subsidiaries in the PRC. The legal representative of Shen Zhen Provizon Technology Co., Ltd is Mr. Shuai Tao.

(8)	The director of Giant Connection Limited is Ms. Pui Kiu Lau.

(9)	Giant Credit Limited is one of SGOCO’s operational subsidiaries in Hong Kong. The director of Giant Credit Limited is Ms. Pui Kiu Lau.

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility but owns equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Hong Kong, Beijing and Shenzhen, China.

Giant Credit holds land and property in Hong Kong with a fair value of HK$3.9 million ($0.5 million) as of December 31, 2017.

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

As of December 31, 2017, our primary business operations were conducted through Boca International and SGOCO International, and its wholly owned PRC subsidiary, SGOCO Shenzhen.  LCD/LED monitors form the core of our product portfolio. In 2017, through Boca, we were also engaged in environmental protection, energy saving technologies, equipment development and applications, involving production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering. Our intention is to reduce the reliance on sales of traditional flat panel LED and LCD monitor products and enter into the energy saving and new energy markets.

Boca designs, develops and manufactures Phase Change Material storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for the customers.

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

The acquisition of Boca was completed on March 31, 2016. The consideration included $52 million in the form of cash, plus up to 19.9% new shares of the Company (as enlarged by the issuance). Assets of Boca acquired and liabilities assumed were mainly proprietary technology at a fair market value of $26.2 million, and deferred tax liabilities of $6.6 million thereon. Goodwill of $36.5 million arose from this acquisition, representing the financial, strategic and operational value of the business of Boca and the synergies expected from the combined operations of Boca and the Company. BOCA has not generated any material revenues for the year ended December 31, 2017 as we are still negotiating with our customers about the project execution plan and timetable. We are expecting BOCA to generate more revenues when it starts to execute its performance obligations under the contracts with its customers in the second or third quarter of 2018. As a result, past performance may not be indicative of future performance.

4.	Acquisition of Century Skyway Limited.

The acquisition of Century Skyway Limited was completed on May 10, 2017. The consideration included $32.6 million in the form of cash, plus 1.5 million newly issued ordinary shares of the Company. Assets of Century Skyway Limited acquired and liabilities assumed were mainly proprietary technology at a fair market value of $19.7 million, and deferred tax liabilities of $4.9 million thereon. Goodwill of $20.2 million arose from this acquisition, representing the financial, strategic and operational value of the business of Century Skyway Limited and the synergies expected from the combined operations of Century Skyway Limited and the Company. The operations of Century Skyway Limited are reflected in our 2017 financial statements since its date of acquisition. We took more time to commercialize the VR products than expected. We are expecting CSL and Shen Zhen Provizon Technology Co., Limited to generate revenues when it launches its VR products in the second or third quarter of 2018.

5.	Acquisition of Giant Credit Limited.

The acquisition of Giant Credit Limited was completed on December 22, 2017. The consideration was HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The operations of Giant Credit Limited are reflected in our 2018 financial statements since its date of acquisition. As a result, past performance may not be indicative of future performance.

6.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. In addition, we changed our strategic marketing, distribution, and business model in recent years;

7.	Currency Conversions. Our former PRC subsidiary, SGOCO (Fujian), and our current PRC subsidiaries, Beijing SGOCO and SGOCO Shenzhen, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

The balance sheet amounts with the exception of equity were translated using RMB6.53 and RMB6.94 to $1.00 at December 31, 2017 and 2016, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2017, 2016 and 2015 were RMB6.76, RMB6.64, and RMB6.23 to $1.00, respectively.

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

Proprietary technology of BOCA	20 years
Virtual reality technologies	10 year
Backlog	1 year

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

Impairment of goodwill

We annually, or more frequently if we believe indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

We have three reporting units: the green energy products and services, the Virtual Reality technologies products and services, and the money lending services. We perform our annual impairment tests on December 31 of each year.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects our best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans.

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of income and comprehensive income.

The provision consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”).

We recognize a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. We will recognize a charge-off when we lose contact with the delinquent borrower for more than one year or when the court rules against us to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio. We evaluate our provision for loan losses on a quarterly basis or more often as necessary.

Warrant liability

For warrants that are not indexed to our stock, we record the fair value of the issued warrants as a liability at each balance sheet date and record changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Monte-Carlo simulation model. The Monte-Carlo simulation model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was nil, nil and $27 sales returns during the years ended December 31, 2017, 2016 and 2015, respectively.

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

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2017 and 2016

Revenue

Our sales were $0.05 million for the year ended December 31, 2017, which decreased by $5.02 million, or 99.0% from $5.07 million in the year ended December 31, 2016. In 2016, there was a significant order of LCD/LED products from a customer of SGOCO International. Sales revenue from a major customer was $4.3 million, or approximately 85.1% of our total sales for 2016. We did not receive recurring order in 2017 and sales of LCD/LED products continued to drop. Boca recorded a revenue of $9,231 only in 2017, we are still negotiating with our customers about the project execution plan and timetable. We are expecting BOCA to generate more revenues when it starts to execute its performance obligations under the contracts with its customers in the second or third quarter of 2018.   CSL has not generated revenues for the year ended December 31, 2017. We took more time to commercialize the VR products than expected. We are expecting CSL to generate revenues when it launches its VR products in the second or third quarter of 2018.

Cost of goods sold

For the year ended December 31, 2017, cost of goods sold decreased by $3.52 million, or 72.4%, to $1.34 million from $4.87 million for the year ended December 31, 2016. As Boca started to earn revenues in 2017, the amortization of its proprietary technologies of $1.31 million was recorded as cost of goods sold in fiscal 2017.

Gross margin

Gross loss for the fiscal year ended December 31, 2017 was $1.29 million, compared to a gross profit $0.2 million for the prior fiscal year.

Selling expenses

During the year ended December 31, 2017, selling expenses were approximately $0.3 million, an increase of $0.24 million, or 400.0%, from $0.06 million compared with the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $3.31 million for the year ended December 31, 2017, $0.80 million or 19.5% lower than $4.12 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, amortization of intangible assets, research and development and similar costs. The decrease in general and administrative expenses was mainly due to a decrease in employee share-based compensation of $0.83 million, a result of fewer shares being granted to employees in 2017.

Impairment of goodwill

Our impairment of goodwill was $7.00 million in 2017, compared to nil last year, primarily attributable to the impairment related to Boca and Century Skyway, as the financial performance of the green energy products and services reporting unit and the VR technologies products and services reporting unit were below our original expectations.

Loss on change in fair value of convertible notes

Our loss on change in fair value of convertible notes was $1.5 million in 2016 and nil in 2017. The change was due to fluctuation in the fair value of our convertible notes, which were converted into our ordinary shares during 2016.

Loss on change in fair value of warrant derivative liability

Our loss on change in fair value of warrant derivative liability was nil in 2016 and $0.15 million in 2017. The loss was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Loss before provision for income taxes

As a result of the foregoing factors, loss before provision for income taxes became $11.89 million for the year ended December 31, 2017, an increase in loss of $6.53 million, from $5.36 million for fiscal year of 2016.

Income tax benefit

Income tax benefit was $0.68 million in the fiscal year of 2017, an increase of $0.36 million, from $0.32 million for fiscal year of 2016. Income tax benefit in 2017 and 2016 was related to the deferred tax impact on amortization of intangible assets of Boca and Century Skyway.

There were no significant income tax rate changes for any of our legal entities in 2017. Our PRC entities in 2017 and 2016 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2017 was $11.21 million, as compared to $5.05 million for 2016.

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

After the Sales of Honesty Group in 2011, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries and other suppliers. The amount of finished products purchased from Honesty Group and its subsidiaries for the fiscal years ended December 31, 2016 and 2015 is shown below:

	2016	2015
	(In thousands)	(In thousands)
Purchases from Guanke	$-	$86
Purchases from Honesty Group	-	190
Total purchases from Honesty Group and its subsidiaries	$-	$276

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

Analysis of Financial Condition

Comparison as of December 31, 2017 and December 31, 2016

Loans receivable

Loans receivable increased to $0.67 million as of December 31, 2017, from $nil as of December 31, 2016. Loans receivable on December 31, 2017 primarily represented the loans receivable of Giant Credit Limited from 3 personal loan customers. We completed the acquisition of Giant Credit Limited in December 2017.

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

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, accounts receivable, loans receivable and advances to suppliers. As of December 31, 2017 and 2016, substantially all of our cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, we believe that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and we believe that those Chinese banks that hold our cash are financially sound based on publicly available information.

We provide unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. We constantly re-evaluate the credit worthiness of customers buying on credit and maintain an allowance for doubtful accounts.

Credit risk on loans receivable is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, we require collateral primarily in the form of rights to property.

For individual customers, we use standard approval procedures to manage credit risk for personal loans.

Sales revenue from 2 major customers were $43,002, or approximately 85.0% of our total sales for the year ended December 31, 2017, with each customer individually accounting for 66.7% and 18.3% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues during the year ended December 31, 2017. Our accounts receivable from these customers was nil as of December 31, 2017.

Sales revenue from a major customer was $4.3 million, or approximately 85.1% of our total sales for the year ended December 31, 2016. No other single customer accounted for more than 10% of our total revenues during the year ended December 31, 2016. Our accounts receivable from this customer was $119 as of December 31, 2016.

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

Three major vendors provided approximately 90.6% of total purchases by us during the year ended December 31, 2017. Our accounts payable due to these vendors was nil as of December 31, 2017.

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

Other receivables and prepayments

Other receivables and prepayments were $0.02 million and $6.5 million as of December 31, 2017 and 2016, respectively. In 2016, we advanced $6.5 million to an unrelated party bearing interest at 6% per annum and unsecured. The amount was fully settled in 2017.

Advances to suppliers

Advances to suppliers increased to $0.2 million as of December 31, 2017 from nil as of December 31, 2016.

Cash and cash equivalents

As of December 31, 2017, we held $4.3 million in cash and cash equivalents and $2.3 million in working capital. As of December 31, 2016, we had $0.03 million in cash and cash equivalents and a deficit of $0.7 million in working capital. The current ratios were 1.69 and (0.91) as of December 31, 2017 and 2016, respectively.

B. Liquidity and capital resources.

Our principal source of liquidity in 2017 has been cash generated by proceeds from issuance of common stock and convertible loans to investors. As of December 31, 2017, we held $4.3 million in cash and cash equivalents and had working capital of $2.6 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong and the U.S..

On March 28, 2017, we entered into a Securities Purchase Agreement with an unrelated investor to sell an aggregate of 117,361 shares of our ordinary shares, for a cash consideration of $239,417. On April 5, 2017, we entered into a Securities Purchase Agreement with certain investors to sell an aggregate of 434,783 shares of our ordinary shares and warrants to purchase up to an initial 326,087 of our ordinary shares with an initial exercise price of $2.75 per share, for cash consideration of $1 million. On November 13, 2017, we entered into a Securities Purchase Agreement with certain investors to sell an aggregate of 2,314,500 shares of our ordinary shares for cash consideration of $1.9 million.

On April 18, 2018, we entered into a Securities Purchase Agreement with Mr. So Chun LIN, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum. The Note will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this Note is paid in full, at the option of the Holder, , all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into Ordinary Shares at $1.50 per share. The Note will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity.

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

Debt

As of December 31, 2017, we had loans and advances totaled $2.8 million advanced from unrelated parties, plus accrued interest. A loan with a principal amount of $0.3 million is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company. We had another loan of $2.2 million advanced from another unrelated party to the Company as of December 31, 2017. The loan is unsecured, bearing 5% interest per annum and has no fixed term of repayment.

The fair value of warrants which we issued to our investor and placement agent in April 2017 was $0.7 million, which was determined using the Monte-Carlo simulation model (Refer to Note 2 to the financial statements).

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

Related Party Transactions

During the years ended December 31, 2017 and 2016, the Company purchased equipment of $7 and $nil from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

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

Research and development costs are expensed as incurred and are included in general and administrative expenses. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives. Research and development costs for the years ended December 31, 2017, 2016 and 2015 amounted to nil, nil and $0.1 million, respectively.

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

The proprietary technology of CSL

A.	A combined HDMI 1.4 and USB 2.0 signaling at one side through a USB-C connect on the other end.

B.	An ultrasound based automatic attitude calibration system and method for VR devices.

The invention is a common package for inertial sensor that support multiple communication protocols.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2017, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Other loan - secured	$355	$355	$-	$-	$-
Other loan - unsecured	2,172	2,172
Advances from unrelated party	283	283	-	$-	$-
Capital contributions (1)	-	-	-	-	-
Total	$2,810	$2,810	$-	$-	$-

(1)	The registered capital of SGOCO Shenzhen is $5.0 million. As of December 31, 2017, SGOCO International had injected capital of $2.2 to SGOCO Shenzhen. Initially, SGOCO International is required to pay $1.0 million and the remaining $4.0 million within 3 months and within one years, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Rosana Ching Man LEE	43	Director
Pui Kiu LAU	28	Director
Christina LEUNG	46	Director
Wang Tai Dominic LI	34	Director
Hok Fung WAI	41	Director
Shi-bin XIE	41	Chief Executive Officer and President
Xiao-Ming HU	46	Interim Chief Financial Officer
Tony ZHONG	34	Vice President of Finance

1 As of December 31, 2017

Rosana Ching Man LEE, Director. Ms. Lee has served as an international director of the Rotary Club in Kowloon, Hong Kong since 2017. From 2002 to 2012, Ms. Lee was the Managing Director at Sun Ngai Plastic Products Factory Limited. From 2000 to 2002, she worked at Leighton Construction Company as an engineer. Ms. Lee received her Bachelor’s degree in Engineering and Master’s degree in Technology Management from the University of New South Wales in 1997 and 2000, respectively

Pui Kiu LAU, Director. Ms. Lau has served as the Head of the Sales and Marketing Department at EIFS Limited, a professional insurance brokerage firm in Hong Kong, since 2014. Ms. Lau is responsible for managing the operation, creating the social media platform, and leading the sales team of EIFS. Prior to joining EIFS, she worked in public relations and corporate communications at Cathay Pacific Airways in 2010 and as a financial consultant at Prudential and AXA from 2011 to 2014. Ms. Lau graduated from the University of Michigan, Ann Arbor, with a Bachelor of Arts in Economics and Political Science in 2011. She is also qualified as an Associate Financial Planner, IIQE, and holds an Estate Agent’s License and Chinese Insurance Qualification.

Christina LEUNG, Director. Ms. Leung has been a qualified accountant registered in Hong Kong for over 14 years. Ms. Leung obtained her bachelor honour degree in Accountancy from Hong Kong Polytechnic in 1994 and started her career with Hong Kong Inland Revenue Department in the same year. From 1998 to June, 2007, Ms. Leung worked at the tax and business advisory team and tax investigation team of a Big 4 international accounting firm in Hong Kong, where she has been involved with various kinds of businesses and clients, both local and international. From August, 2007 to January, 2017, Ms. Leung worked as Financial Controller of a family-owned business in Hong Kong which has 50-year history. Ms. Leung’s responsibilities as Financial Controller included accounting, financial function and participation in business planning and strategic development and management. Ms. Leung also led an ERP project and supervised the Industrial Engineer of that company with an objective to modernize the production management and improve the production productivity. In February 2017, Ms. established her own company -Siona s Ltd in Hong Kong, which is a Hong Kong incorporated company principally represent LRC Group in the sales of its commercial and residential properties investment projects in Asia.

Wang Tai Dominic LI, Director. Mr. Li is the founder and Chief Executive Officer of The Dessert Kitchen, a global dessert franchise with over 30 franchise stores worldwide. Mr. Li has extensive experience in managing franchising businesses, forming strategic allegiances, building and maintaining important supply and distribution networks, implementing marketing and business expansion strategies through traditional media as well as crowdfunding platforms. Mr. Li also has over 10 years of manufacturing and trading experience in Greater China Region and worked closely with factories and distributors, utilizing e-commerce technology and social media platforms. Mr. Li holds a degree in Criminology from the University of Western Sydney, Australia.

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

For the year ended December 31, 2017, the aggregate cash compensation paid to our executive officers was approximately $0.1 million. In January 2017, 160,000 ordinary shares were granted to executive officers for their services to be rendered in fiscal 2017.

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

320,000 ordinary shares were awarded in December 2016 to our directors, consultants and employees (including certain executive officers), 190,000 ordinary shares were issued in January 2017 to our independent directors, consultants and employees (including certain executive officers).

On April, 2018, a total of 180,000 shares were issued to certain of our directors and employees.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Messrs. Lee, Lau, Leung and Li meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Hok Fung Wai and Rosana Ching Man Lee to administer the Company’s 2010 Plan and 2016 Plan.

Audit Committee. Our audit committee consists of Ms. Leung (Chairperson), Ms. Lee and Mr. Li. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Chen is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Lee (Chairperson), Ms. Leung and Ms. Lau. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee. Our nominating committee consists of Mr. Li (Chairperson), Ms. Lee and Ms. Lau. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

Following the Sale of SGOCO (Fujian), only a limited number of employees that are essential to our accounting, marketing and distribution were retained by the Company. As a result, the number of our full-time employees decreased from 11 as of December 31, 2016 to 10 as of December 31, 2017. The change in the number and composition of our employees is consistent with the management’s strategy to transition the Company to a business that focuses on designing, branding and distributing products.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of April 30, 2018, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of April 30, 2018 by the sum of 19,454,980 being the number of ordinary shares issued and outstanding as of April 30, 2018 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of April 30, 2018 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Shi-bin Xie	137,500	*
Xiao-Ming Hu	37,500	*
Pui Kiu LAU	30,000	*
Wang Tai Dominic LI	30,000	*
Hok Fung WAI	30,000	*

Principal Shareholders
Sun Zone Investments Limited (1)	2,000,000	10.3%
Full Linkage Limited (2)	1,500,000	7.7%
Vagas Lane Limited (3)	2,935,222	15.1%
Kimmy Lai Ching Luk	2,220,283	11.4%
Alan Sun	1,950,000	10.0%

“*” Indicates less than 1%

(1)	Sun Zone Investments Limited, a British Virgin Islands corporation, is beneficially owned by Wong Shuk Yu. The registered office of Sun Zone Investments Limited is situated at Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(2)	Full Linkage Limited, a British Virgin Islands corporation, is beneficially owned by Mr. Raymond Chan. The business address of Richly Conqueror Limited is Suite 1204, 12/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

(3)	Vagas Lane Limited, a company incorporated with limited liability in Republic of the Marshall Islands, is beneficially owned by Real Estate and Finance Fund. The registered office of Real Estate and Finance Fund is situated at Trust Company Complex, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares are listed on the NASDAQ Capital Market.

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

	Units				Ordinary Shares		Warrants
Annual Highs and Lows	High		Low		High	Low	High		Low
2017	$	N/A	$	N/A	$3.95	$0.90	$	N/A	$	N/A
2016	$	N/A	$	N/A	$6.40	$1.36	$	N/A	$	N/A
2015	$	N/A	$	N/A	$3.80	$1.00	$	N/A	$	N/A
2014	$	N/A	$	N/A	$17.36	$2.36		$0.20		$0.20
2013	$	N/A	$	N/A	$33.32	$2.80		$5.00		$0.08
2012	$	N/A	$	N/A	$15.12	$2.44		$0.80		$0.04

Quarterly Highs and Lows	High		Low		High	Low	High		Low
2018
First Quarter	$	N/A	$	N/A	$1.74	$1.05	$	N/A	$	N/A
2017
Fourth Quarter	$	N/A	$	N/A	$2.29	$0.93	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$1.25	$0.90	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$2.85	$1.10	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$3.95	$2.11	$	N/A	$	N/A
2016
Fourth Quarter	$	N/A	$	N/A	$3.95	$2.75	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A	$5.12	$2.92	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A	$4.49	$3.10	$	N/A	$	N/A
First Quarter	$	N/A	$	N/A	$6.40	$1.36	$	N/A	$	N/A

Monthly Highs and Lows	High		Low		High	Low	High		Low
April 2018	$	N/A	$	N/A	$1.16	$1.00	$	N/A	$	N/A
March 2018	$	N/A	$	N/A	$1.23	$1.07	$	N/A	$	N/A
February 2018	$	N/A	$	N/A	$1.39	$1.10	$	N/A	$	N/A
January 2018	$	N/A	$	N/A	$1.74	$1.05	$	N/A	$	N/A
December 2017	$	N/A	$	N/A	$1.32	$0.96	$	N/A	$	N/A
November 2017	$	N/A	$	N/A	$2.29	$0.93	$	N/A	$	N/A
October 2017	$	N/A	$	N/A	$1.50	$1.03	$	N/A	$	N/A
September 2017	$	N/A	$	N/A	$1.23	$1.00	$	N/A	$	N/A

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

On February 22, 2018, our wholly-owned subsidiary, Giant Connection Limited, entered into a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited, a limited liability incorporated in Hong Kong, at a consideration of HK$26.1 million ($3.3 million), which was satisfied by the allotment and issuance of 2,935,223 ordinary shares of the Company. The principal activity of 11 Hau Fook Street Limited is property investment in Hong Kong.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2017, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2017 and 2016.

In addition, our actual PFIC status for our 2017 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed partly to a decline in our 2015 revenues, which we report in U.S. dollars in our financial statements. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.53 and 6.94.

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

None.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2017, our internal control over financial reporting is ineffective.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Leung is an audit committee financial expert, and is independent for the purposes of the NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2017 and 2016.

	2017	2016
Audit Fee	$184,699	$235,452
Audit-Related Fees	-	-
Total	$184,699	$235,452

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.2	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.3	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.5	Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.6	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.7	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015. (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.8	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015. (incorporated by reference to Exhibit 4.14 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.9	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.10	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.11	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.12	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.13	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015. (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.14	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.15	Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16	Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17	Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18	Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19	Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20	Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21	Securities Purchase Agreement by and between the Company and So Chun LIN dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Centurion ZD CPA Limited

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: May 14, 2018	By:	/s/ Shi-bin Xie
	Name:	Shi-bin Xie
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

SGOCO Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2016.

Hong Kong, China

May 14, 2018

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(In thousands of U.S. dollars except share and per share data)

	2017	2016
ASSETS
CURRENT ASSETS
Cash	$4,262	$29
Pledged bank deposits	515	-
Accounts receivable, net of provision for doubtful accounts of $196 and $196, respectively	-	119
Loans receivable, net of provision for loan losses of $nil and $ nil , respectively	670	-
Interest receivable	6	-
Other receivables and prepayments	28	6,459
Advances to suppliers	226	-
Total current assets	5,707	6,607

DEPOSITS FOR ACQUISITION OF SUBSIDIARIES	-	31,866
PLANT AND EQUIPMENT, NET	511	5
INTANGIBLE ASSETS, NET	42,258	25,290
GOODWILL	49,977	36,504

Total assets	$98,453	$100,272

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable, trade	$235	$222
Other payables and accrued liabilities	3,023	807
Customer deposits	113	-
Taxes payable	15	6,241
Total current liabilities	3,386	7,270
LONG-TERM LIABILITIES
Warrant derivative liability	680	-
Non-current deferred tax liability	10,572	6,323
Total liabilities	14,638	13,593

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2017 and December 31, 2016	-	-
Common stock, $0.004 par value, 50,000,000 shares authorized, 16,164,855 and 9,387,928 issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	65	38
Additional paid-in-capital	50,159	42,205
Statutory reserves	-	-
Retained earnings	40,922	52,136
Accumulated other comprehensive loss	(7,331)	(7,700)
Total shareholders' equity	83,815	86,679

Total liabilities and shareholders' equity	$98,453	$100,272

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands of U.S. dollars except share and per share data)

	2017	2016	2015
REVENUES	$51	$5,069	$1,921

COST OF GOODS SOLD	1,343	4,867	1,826

GROSS (LOSS) PROFIT	(1,292)	202	95

OPERATING EXPENSES:
Selling expenses	257	55	131
General and administrative expenses	3,312	4,115	1,498
Impairment loss of goodwill	7,005	-	-
Total operating expenses	10,574	4,170	1,629

LOSS FROM OPERATIONS	(11,866)	(3,968)	(1,534)

OTHER INCOME (EXPENSES):
Interest income	134	121	220
Interest expense	(13)	(15)	(57)
Other income (expense), net	2	-	(8)
Loss on change in fair value of convertible notes	-	(1,500)	(1,041)
Loss on change in fair value of warrant derivative liability	(150)	-	2
Total other income (expenses), net	(27)	(1,394)	(884)

LOSS BEFORE PROVISION FOR INCOME TAXES	(11,893)	(5,362)	(2,418)
INCOME TAX BENEFIT	679	315	-
NET LOSS	$(11,214)	$(5,047)	$(2,418)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	369	(2,431)	(5,258)

COMPREHENSIVE LOSS	$(10,845)	$(7,478)	$(7,676)

LOSS PER SHARE:
Basic	$(0.99)	$(0.68)	$(0.55)
Diluted	$(0.99)	$(0.68)	$(0.55)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	11,341,629	7,422,208	4,400,298
Diluted	11,341,629	7,422,208	4,400,298

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Loss	Total
BALANCE, January 1, 2015	4,353,715	$18	$25,589	$-	$59,601	$(11)	$85,197
Shares issued for equity compensation plan	117,500	-	239	-	-	-	239
Shares to be issued on conversion of convertible notes	51,511	-	76	-	-	-	76
Net loss	-	-	-	-	(2,418)	-	(2,418)
Foreign currency translation adjustment	-	-	-	-	-	(5,258)	(5,258)
BALANCE, December 31, 2015	4,522,726	18	25,904	-	57,183	(5,269)	77,836
Shares issued for equity compensation plan	459,250	2	1,564	-	-	-	1,566
Shares to be issued on conversion of convertible notes	1,343,425	6	3,668	-	-	-	3,674
Shares issued on acquisition of a subsidiary	1,162,305	5	4,075				4,080
Shares issued on private placement financing	1,900,000	7	6,994				7,001
Rounding difference on reverse stock split	222						-
Net loss	-	-	-	-	(5,047)	-	(5,047)
Foreign currency translation adjustment	-	-	-	-	-	(2,431)	(2,431)
BALANCE, December 31, 2016	9,387,928	38	42,205	-	52,136	(7,700)	86,679
Shares issued for equity compensation plan	190,000	1	740	-	-	-	741
Shares issued on acquisition of subsidiaries	3,720,283	15	4,664	-	-	-	4,679
Shares issued on private placement financing	2,866,644	11	2,550	-	-	-	2,561
Net loss	-	-	-	-	(11,214)	-	(11,214)
Foreign currency translation adjustment	-	-	-	-	-	369	369
BALANCE, December 31, 2017	16,164,855	$65	$50,159	$-	$40,922	$(7,331)	$83,815

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands of U.S. dollars)

	2017	2016	2015
CASH FLOWS FROM OPFRATING ACTIVITIFS:
Net loss	$(11,214)	$(5,047)	$(2,418)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,716	1,264	3
Property, plant and equipment write-off	-	-	3
Inventory write-off	-	-	1
Transaction cost from issue of convertible notes	-	44	106
Deferred income taxes	(679)	(315)	-
Bad debt provision	-	195	1
Share-based compensation expenses	741	1,566	239
Impairment loss of goodwill	7,005	-	-
Loss on change in fair value of convertible notes	-	1,500	1,041
Loss on change in fair value of warrant derivative liability	150	-	(2)
Change in operating assets
Accounts receivable, trade	119	(96)	676
Other receivables and prepayments	(187)	(202)	(67)
Inventories	-	25	(27)
Prepaid income tax	-	-	17
Advances to suppliers	(226)	123	(99)
Other current assets	-	-	53
Change in operating liabilities
Accounts payables, trade	(1)	186	(556)
Other payables and accrued liabilities	(97)	90	22
Customer deposits	109	(412)	245
Taxes payable	(6,413)	-	-
Net cash used in operating activities	(7,977)	(1,079)	(762)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances to an unrelated third party	-	(6,743)	-
Repayment from an unrelated party	6,457	-	-
Proceeds from acquisition of a subsidiary	943	1	-
Proceeds from disposal of subsidiaries	-	-	89,766
Refund of deposit paid for acquisition of a subsidiary	-	33,280
Deposits paid for acquisition of subsidiaries	-	(33,288)	(89,302)
Net cash provided by (used in) investing activities	7,400	(6,750)	464

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other loan from unrelated party, unsecured	2,172	-	-
Placement of pledged bank deposits	(515)	-	-
Proceeds from loan from a shareholder	-	88	405
Payments on loan from a shareholder	-	(88)	(505)
Proceeds from convertible notes	-	298	696
Proceeds from shares issuance	3,091	7,001	-
Advances from unrelated parties	283	221	-
Repayment to an unrelated party	(221)	-	-
Net cash provided by financing activities	4,810	7,520	596

EFFECT OF EXCHANGE RATE ON CASH	-	(7)	(45)

INCREASE (DECREASE) IN CASH	4,233	(316)	253

CASH, beginning of year	29	345	92

CASH, end of year	$4,262	$29	$345

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$6	$-
Cash paid for income taxes	6,413	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Receivable from convertible note holders under promissory notes	$-	$-	$359
Common stock issued and to be issued on conversion of convertible notes	-	3,674	76
Common stock issued for acquisition of subsidiaries	4,679	4,080	-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

In May 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

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

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital  of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca completed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for customers.

The Company has effected a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

On August 10, 2016, the shareholders of the Company approved an increase of the authorized ordinary shares of the Company from 12,500,000 shares to 50,000,000 shares at the annual shareholders meeting.

On April 28, 2017, SGOGO International (HK) Limited (“SGOCO International”), a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all the issued and outstanding capital stock of Century Skyway Limited (“CSL”), a company incorporated in Hong Kong at a consideration of $32,600,000 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, SGOCO formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2017:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
SGOCO Shenzhen	Shenzhen, China	100%
BOCA	Hong Kong	100%
Century Skyway Limited (“CSL”)	Hong Kong	100%
Shen Zhen Provizon Technology Co., Limited	Shenzhen, China	100%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%

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

Leasehold land and buildings	Over the lease terms
Machinery and equipment	5-10 years
Vehicles and office equipment	5 years

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

Proprietary technology of BOCA	20 years
Virtual reality technologies	10 years
Backlog	1 year

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

Warrant liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Monte-Carlo simulation model. The Monte-Carlo simulation model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

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

Impairment of goodwill

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Goodwill arises from Company’s three reporting units: the green energy products and services, the Virtual Reality technologies products and services, and the money lending services. The Company performs its annual impairment tests on December 31 of each year.

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2017, and 2016, there was $196 and $196 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans.

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of income and comprehensive income.

The provision consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”).

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than one year or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio. The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

Interest receivable

Interest and fee receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2017	Fair Value Measurement at December 31, 2017
		Level 1	Level 2	Level 3
Warrant derivative liability	$680	$-	$-	$680

A summary of changes in financial liabilities for the years ended December 31, 2017 and 2016 was as follows:

Balance at January 1, 2016	$2,169
Interest expenses on convertible notes	5
Conversion of convertible notes	(3,674)
Change in fair value of convertible notes	1,500
Balance at December 31, 2016	-
Issuance of warrants on April 5, 2017	530
Change in fair value of warrant derivative liability	150
Balance at December 31, 2017	680

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2017	April 5, 2017
Market price per share (USD/share)	$1.06	$2.75
Exercise price (USD/share)	1.00	2.75
Risk free rate	2.00%	1.83%
Dividend yield	-%	-%
Expected term/Contractual life (years)	3.26	4.00
Expected volatility	110.46%	106.46%

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

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was nil, nil and $27 sales returns during the years ended December 31, 2017, 2016 and 2015, respectively.

Loan Interest

Interest on loans is comprised of interest on personal loans and is recognized based on the amount of loans outstanding and their contractual interest rate. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable, which is included in other assets, in the consolidated statements of financial condition.

Interest income from loans individually evaluated for impairment, including loans accounted for as troubled debt restructurings, is accounted for in the same manner as other accruing loans.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2017, 2016 and 2015, the Company has not incurred any interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

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

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company and its PRC subsidiaries is the RMB. The functional currencies of its Hong Kong subsidiaries SGOCO International and CSL are the U.S. Dollar, Boca and GCL are the Hong Kong Dollar. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.53 and RMB6.94 to $1.00 at December 31, 2017 and 2016, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2017, 2016 and 2015 were RMB6.76, RMB6.64, and RMB6.23 to $1.00, respectively.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue recognition standard. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net). In May 1416, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU 2014-09 and 2014-16, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. In the fourth quarter of 2017, we completed the evaluation of our adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) and finalized our determination of the impact of the guidance on revenue recognition. We do not expect the new revenue standard to have a material impact on our consolidated financial statements.

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

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017, on a retrospective transition method to each period presented. Early adoption is permitted. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. This ASU provides guidance on the classification of restricted cash in the statement of cash flows. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The amendments in the ASU should be adopted on a retrospective basis. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company currently intends to adopt this guidance for the fiscal year beginning January 1, 2020, and does not anticipate that the adoption of this guidance will have a material impact on its financial statements or disclosures because the Company does not currently have any recorded goodwill.

 In February 2017, the FASB issued ASU No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The amendments clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments also define the term in substance nonfinancial asset. The amendments in this update are effective at the same time as the amendments in ASU 2014-09. The Company does not expect the new revenue standard to have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 – Pledged bank deposits

These are bank deposits placed at a specified bank account to secure the Company’s letters of credit and will be released upon maturity of the relevant letters of credit.

Note 4 – Accounts receivable, trade

Accounts receivable as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016

Accounts receivable	$196	$315
Allowance for doubtful accounts	(196)	(196)
	$-	$119

The movements in allowance for doubtful accounts are as follows:

	2017	2016

Balance at the beginning of the period	$196	$1
Addition	-	195
Balance at the end of the period	$196	$196

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5- Loans receivable, net

The interest rates on loans issued ranged between 12% and 16% for the year ended December 31, 2017.

Loans receivable consisted of the following:

	December 31,
	2017	2016

Personal loans	$670	$-
Provision for loan losses	-	-
Loans receivable, net	$670	$-

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2017, the Company had 3 personal loan customers. All loans are secured by collateral. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

For the years ended December 31, 2017, no provision was charged to the statement of income, and no write-off against provisions was made.

The following table represents the aging of loans receivable as of December 31, 2017:

December 31, 2017
1-89 days past due	$2
90-179 days past due	-
180-365 days past due	96
Over 1 year past due	-
Total past due	$98
Current	572
Total loans	$670

Note 6- Provision for loan losses

The provision for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The provision is calculated at portfolio-level since the loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

Generally, the primary factors for the evaluation of provision for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the provision for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

The Company uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance. No impairment for loan losses was recognized for the year ended December 31, 2017.

Note 7- Other receivables and prepayments

Other receivables and prepayments as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016

Advance to an unrelated third party	$-	$6,457
Other receivables	26	-
Other prepayments	2	2
Other receivables and prepayments	$28	$6,459

Advance to an unrelated third party was interest bearing at 6% per annum and unsecured. The amount was fully settled in May 2017.

Note 8 - Advances to suppliers

Advances to suppliers as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016

Advances to suppliers	$226	$-
	$226	$-

Note 9 - Acquisition of subsidiary and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52 million in cash, plus up to 19.9% new shares in SGOCO (as enlarged by the issuance). In December 2015, the Company paid a $52 million refundable deposit to the Vendor.

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

Net liabilities acquired (including cash of $1 and other loan of $332 (Note 16))	$(337)
Amortizable intangible assets (i)
Backlog contract (Note 11)	372
Proprietary technology (Note 11)	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

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

BOCA has not generated any material revenues for the year ended December 31, 2017 as the Company is still negotiating with its customers about the project execution plan and timetable. The Company is expecting BOCA to generate more revenues when it starts to execute its performance obligations under the contracts with its customers in the second or third quarter of 2018.

(b)	Potential Acquisition of Sola Green

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40 million in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34 million was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties originally expected that the definitive agreements would be executed and the transaction would be closed by June 30, 2016.  The completion of the transaction is dependent on the completion of due diligence. Both parties had spent significant amount of time and efforts in the due diligence in 2016 but were unable to complete the process with satisfaction to both parties.

On November 20, 2016, the Company sent an official notice to the Seller to terminate the due diligence process and requested full refund of the deposit paid to the Seller. On November 30, 2016, the Company received full deposit back from the Seller.

Sola Green invests and develops energy-saving glass coating.

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

CSL develops VR technology and applies them on VR device. CSL’s VR technology applies on VR Head-mounted display ("HMD") which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. It also uses ultrasound to calibrate VR devices’ attitude without user’s intervention.

The Company and Full Linkage Limited entered into a Share Sale and Purchase Agreement on April 28, 2017, pursuant to which SGOCO International agreed to pay $32.6 million and issue 1.5 million newly issued ordinary shares of the Company to the Vendor on or before May 15, 2017. The shares were issued on May 4, 2017, and the fair value of the shares was $1.55 per share on the closing date, May 10, 2017.

After the completion of the acquisition, CSL became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, May 10, 2017.

Net liabilities acquired (including cash of $1 and accrued liabilities of $68 (Note 16))	$(67)
Amortizable intangible assets
Technologies (Note 11)	19,682
Goodwill	20,230
Deferred tax liabilities	(4,920)
Total	$34,925

Total purchase price comprised of:
– cash consideration (paid in fiscal 2016 in the form of refundable deposit)	$32,600
– share-based consideration	2,325
Total	$34,925

The transaction resulted in a purchase price allocation of $20,230 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of CSL and the synergies expected from the combined operations of CSL and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing VR technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

On June 5, 2017, CSL incorporated a wholly foreign owned subsidiary, Shen Zhen Provizon Technology Co., Limited, for the development of VR technology and application of these technologies on VR device in China.  CSL and Shen Zhen Provizon Technology Co., Limited have not generated revenues for the year ended December 31, 2017. The Company took more time to commercialize the VR products than expected. The Company is expecting CSL and Shen Zhen Provizon Technology Co., Limited to generate revenues when it launches its VR products in the second or third quarter of 2018.

(d)	Acquisition of Giant Connection Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited (“GCL”) contemplated by the Share Exchange Agreement entered into by Kimmy Lai Ching Luk (as vendor) and the Company in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of GCL is money lending and in Hong Kong. The fair value of the shares was $1.06 per share on December 26, 2017.

GCL is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong.  It has been providing mortgage loans to its customers since 2016.

After the completion of the acquisition, GCL became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, December 22, 2017.

Net assets acquired (including cash of $943, loan receivables of $670 (Note 5) interest receivables of $6, property, plant and equipment of $508 (Note 10) and income tax payable of $14(Note 19))	$2,113
Goodwill	248
Deferred tax liabilities	(7)
Total	$2,354

Total purchase price comprised of:
– share-based consideration	$2,354
Total	$2,354

The transaction resulted in a purchase price allocation of $248 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of GCL and the synergies expected from the combined operations of GCL and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 10 –Plant and equipment, net

Plant and equipment consisted of the following as of December 31, 2017 and 2016:

	December 31,
	2017	2016

Leasehold land and buildings (Note 9)	$499	$
Machinery and equipment	2		1
Vehicles and office equipment	23		15
Total	524		16
Less: accumulated depreciation	(13)		(11)
Plant and equipment, net	$511		$5

The Company’s leasehold land and buildings are held in Hong Kong under a long lease, and are pledged against the banking facilities of a company whereby Kimmy Lai Ching Luk is a majority shareholder and a director of the company. Depreciation expense for the years ended December 31, 2017, 2016 and 2015 amounted to $2, $3 and $3, respectively.

Note 11 – Intangible assets, net

Intangible assets, net, as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016

Backlog contract (Note 9)	$372	$372
Proprietary technology (Note 9)	26,179	26,179
Virtual reality technologies (Note 9)	19,682	-
Accumulated amortization	(3,975)	(1,261)
Intangible assets, net	$42,258	$25,290

Amortization expenses of intangible assets were $2,714, $1,261 and nil for the years ended December 31, 2017, 2016 and 2015.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. The Company believes that there was no impairment of its intangible assets for the years ended December 31, 2017, 2016 and 2015.

As of December 31, 2017, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2023 and
	2018	2019	2020	2021	2022	thereafter
	$	$	$	$	$	$
Amortization expenses	3,277	3,277	3,277	3,277	3,277	25,872

Note 12 - Goodwill

The movement of the goodwill for the years ended December 31, 2017 and 2016 is as follows:

Balance as of January 1, 2016	$-
Acquisition of Boca	36,504
Balance as of December 31, 2016	$36,504
Acquisition of CSL	20,230
Acquisition of GCL	248
Impairment of goodwill in relation to Boca	(5,618)
Impairment of goodwill in relation to CSL	(1,387)
Balance as of December 31, 2017	$49,977

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2017, the Company performed testing on reporting units comprise of the green energy products and services, the Virtual Reality (“VR”) technologies products and services, and the money lending services.

The Company first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Company will perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair values, the Company will perform the second step of the two-step quantitative goodwill impairment test.

In 2017, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of the green energy products and services reporting unit and the VR technologies products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

For the two-step goodwill impairment test, the Company estimated the fair value with either income approach or asset approach for specific reporting unit components. With the income approach, the Company estimates the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on the best estimate of future net sales and operating expenses, based primarily on expected expansion, pricing, market share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any. Asset based approach is used in evaluating the fair value of some specific components which is deemed as the most prudent approach due to the unpredictability of future cash flows.

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $5.62 million being recorded for the year ended December 31, 2017.

The result of step one impairment test for the VR technologies products and services reporting unit failed, with its determined fair value lower than the book value. The result of step two impairment test, applying the income approach, resulting an impairment loss of $1.39 million was recorded for the year ended December 31, 2017.

The Company completed the acquisition of the money lending reporting unit on December 22, 2017. The Company believes that there was no impairment of the money lending reporting unit for the year ended December 31, 2017.

Note 13 - Employee pension

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

The Company’s subsidiary incorporated in Hong Kong manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap). Total pension expense incurred by the Company was $15, $9 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 14 - Warrant derivative liability

Investor Warrants

On April 5, 2017, the Company entered into a Securities Purchase Agreement with certain unrelated investors to sell an aggregate of 434,783 shares of the Company’s ordinary shares and warrants to purchase up to an initial 326,087 of the Company’s ordinary shares with an initial exercise price of $2.75 per share. Warrants to purchase the Company’s ordinary shares were issued to investors in amount equal to 75% of the shares purchased by each investor under the Purchase Agreement.

On November 15, 2017, the Company consummated a private placement of the Company’s ordinary stock pursuant to a series of Stock Purchase Agreements, dated November 13, 2017. Under the Stock Purchase Agreements, the Company sold shares at a price of $0.80. As such, pursuant to Section 3(b) of the Warrants, the Company has determined that the Investor Warrants exercise price per share of ordinary stock shall be hereby adjusted to $1.00 and the number of shares of ordinary stock subject to the Investor Warrants shall be hereby increased to 896,739 shares, with an expiration date of April 4, 2021.

As of December 31, 2017, 896,739 Investor Warrants were outstanding, and their fair values were $615. The amount of $136 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the year ended December 31, 2017.

Placement Agent Warrants

In connected with the offering of the Company’s shares on April 5, 2017 (see above), the Company issued 34,783 warrants (the “Placement Agent Warrants”) to its placement agent (an amount equal to 8% of our ordinary shares sold to investors in the offering).

On November 15, 2017, as a result of the private placement of the Company’s ordinary stock pursuant to a series of Stock Purchase Agreements, and pursuant to Section 3(b) of the Warrants, the Company has determined that the Placement Agent Warrants exercise price per share of ordinary stock shall be hereby adjusted to $1.00 and the number of shares of ordinary stock subject to the Placement Agent Warrants shall be hereby increased to 95,653 shares, with an expiration date of April 4, 2021.

As of December 31, 2017, 95,653 Placement Agent Warrants were outstanding, and their fair values were $65. The amount of $14 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive income for the year ended December 31, 2017.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2017 and 2016:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2017	-	$-	-
Exercisable at January 1, 2017	-	-	-
Granted*	992,392	1.00	4.00
Exercised /surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2017	992,392	$1.00	3.26
Exercisable at December 31, 2017	992,392	$1.00	3.26

* After a price reset adjustment on November 15, 2017, Investor Warrants to purchase an initial 434,783 of the Company’s shares granted on April 5, 2017 have been adjusted to purchase 896,739 of the Company’s shares, and Placement Agent Warrants to purchase an initial 34,783 of the Company’s shares granted on April 5, 2017 have been adjusted to purchase 95,653 of the Company’s shares (Note 14).

Note 15 – Convertible notes

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

The conversion feature is dual indexed to the Company’s stock and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

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

Fair value of the Notes of $2,169 as of December 31, 2015 is determined using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Company uses a weighted risk-free and risk interest rate (the combination of the risk free rate plus the credit spread for the underlying Notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risk interest rate.

During 2015, the note holders converted the Notes with a total principal amount of $35 into 51,511 ordinary shares of the Company.

During December 31, 2016, the note holders have fully converted the remaining Notes with a total principal amount of $1,114 into 1,343,425 ordinary shares of the Company.

Note 16 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2017 and 2016 consisted of the following:

		December 31,
	Note	2017	2016

Accrued professional fees		$112	$166
Other loan – secured (Note 9)	(i)	355	342
Other loan – unsecured	(ii)	2,172	-
Advances from unrelated third parties	(iii)	283	221
Accrued staff costs and staff benefits		33	28
Others		68	50
		$3,023	$807

(i)	The amount represents a loan of $256 advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company (Note 9).

(ii)	The amount represents a loan of $2,172 advanced from an unrelated party to the Company. The loan is unsecured, bearing 5% interest per annum and has no fixed term of repayment.

(iii)	The advances from unrelated third parties are unsecured, interest free and have no fixed terms of repayment.

Note 17 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2017 and 2016.

Issuance of capital stock

2017

On March 20, 2017, the Company entered into a Securities Purchase Agreement with an unrelated investor to sell an aggregate of 117,361 shares of the Company’s ordinary shares. Under the Purchase Agreement, the Company sold 117,361 ordinary shares to investors for a per share purchase price of $2.04. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus. The investor paid full amount of $239, and the Company issued 117,361 shares on March 28, 2017. The fair value of the shares was $2.85 per share on March 28, 2017.

On April 5, 2017, the Company entered into a Securities Purchase Agreement with certain unrelated investors to sell an aggregate of 434,783 shares of the Company’s ordinary shares, and warrants to purchase up to an initial 326,087 of the Company’s ordinary shares with an initial exercise price of $2.75 per share. Under the Purchase Agreement, the Company sold 434,783 ordinary shares to investors for a per share purchase price of $2.30. Warrants to purchase the Company’s ordinary shares were issued to investors in amount equal to 75% of the shares purchased by each investor under the Purchase Agreement. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus. The investor paid full amount of $1,000, and the Company issued 434,783 shares on April 7, 2017. The fair value of the shares was $2.70 per share on April 7, 2017.

On November 13, 201 7, the Company, entered into a Stock Purchase Agreement with two unrelated investors pursuant to sell an aggregate of 2,314,500 shares of its ordinary stock, par value $0.004 per share, at a per share purchase price of $0.80 , for aggregate proceeds of $1,852. The investors paid full amount of $1,852 on November 14, 2017 and the Company issued 2,314,500 shares on November 15, 2017. The fair value of the shares was $1.20 per share on November 15, 2017.

Share-based compensation

On January 5, 2017, a total of 190,000 shares were issued to certain of the Company’s directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.90 per share.

2016

Certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million, which shall be paid on or before July 31, 2016. In May 2016, the Company received the first tranche of $350. The investors paid the balance of $6,650 on August 11, 2016 and the Company issued 1,900,000 shares on September 19, 2016. The fair value of the shares was $3.30 per share on September 19, 2016.

Share-based compensation

On December 8, 2016, a total of 320,000 shares were issued to the Company’s directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.43 per share.

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

Note 18 - Statutory reserves

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

The Company did not make appropriations to the statutory reserves for the years ended December 31, 2017, 2016 and 2015. No appropriations were made to surplus reserve fund.

Note 19 - Income taxes

	2017	2016	2015
Deferred income tax benefit	$679	$315	$-

 Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2017 2016 and 2015.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

SGOCO International, Boca, CSL and GCL are incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2017, 2016 and 2015.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

All subsidiaries in mainland China are subject to 25% EIT tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2017, 2016 and 2015, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2017, 2016 and 2015. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2017 were nil (December 31, 2016: nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(5.9)	(3.6)	(2.5)
Provisional re-measurement of deferred taxes	(0.7)	-	-
Valuation allowance	(10.8)	(12.7)	(7.7)
Other (a)	(1.9)	(14.6)	(14.8)
Effective income taxes	5.7%	5.9%	0%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2017, 2016 and 2015 except for (i) losses incurred by SGOCO of approximately $0.9 million, $3.1 million and $1.4 million, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Deferred income tax assets:
Net operating loss carry-forward	$3,512	$1,307
Less: Valuation allowance	(3,512)	(1,307)
	$-	$-

Non-current Deferred tax liability
Proprietary technology of BOCA	$5,972	$6,299
Backlog	-	24
Virtual reality technologies	4,593	-
Leasehold land and buildings	7	-
	$10,572	$6,323

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2017, and 2016, the Company had $2,277 and $2,304, respectively, of deductible tax loss carry forwards that expire through December 31, 2022. The net tax loss of the Hong Kong entities of $11,458 and $3,176 as of December 31, 2017 and 2016, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2017, and 2016, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609 and $609, respectively, available to reduce future taxable income which will expire in various years through 2032. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 20 - Related party and shareholder transactions

During the years ended December 31, 2017 and 2016, the Company purchased equipment of $7 and $nil from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

Note 21 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the year ended December 31,
	2017	2016	2015

Net loss for earnings per share	$(11,214)	$(5,047)	$(2,418)

Weighted average shares used in diluted computation - basic and diluted	11,341,629	7,422,208	4,400,298

Loss per share – basic and diluted	(0.99)	(0.68)	(0.55)

As of December 31, 2017, 2016 and 2015, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 22 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During fiscal 2015, there was only one segment, ie the sale of LCD/LED products. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services. During 2017, after the acquisition of CSL and Giant Credit, there are two additional segments, consisting of the VR service and products and money lending.

For the year ended December 31, 2017	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Corporate unallocated (note)	Consolidated
Revenues	$42	$9	$-	$-	$-	$51
Gross (loss) profit	16	(1,308)	-	-	-	(1,292)
Operating expenses	(1,052)	(6,009)	(2,740)	-	(773)	(10,574)
Loss from operations	(1,036)	(7,317)	(2,740)	-	(773)	(11,866)
Other income (expenses)	136	(13)	-	-	(150)	(27)
Loss before provision for income taxes	(900)	(7,330)	(2,740)	-	(923)	(11,893)
Income tax benefit	-	350	329	-	-	679
Net loss	(900)	(6,980)	(2,411)	-	(923)	(11,214)

As of December 31, 2017
Identifiable long-lived assets	3	23,888	18,370	508	-	42,769
Total assets	2,085	56,696	37,287	2,376	9	98,453

		Green energy	Corporate
	LCD/LED	products	unallocated
For the year ended December 31, 2016	products	and services	(note)	Consolidated
Revenues	$5,067	$2	$	$5,069
Gross profit	200	2		202
Operating expenses	1,281	1,272	1,617	4,170
Loss from operations	(1,081)	(1,270)	(1,617)	(3,968)
Other income (expenses)	137	(9)	(1,522)	(1,394)
Loss before provision for income taxes	(944)	(1,279)	(3,139)	(5,362)
Income tax benefit	-	315	-	315
Net loss	(944)	(964)	(3,139)	(5,047)

As of December 31, 2016
Identifiable long-lived assets	5	25,290	-	25,295
Total assets	1,965	61,794	36,513	100,272

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong and China to its reportable segments because these assets and activities are managed at a corporate level.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2017	2016	2015

Mainland China	$42	$751	$1,184
Hong Kong	9	4,318	737

Total	$51	$5,069	$1,921

Note 23 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2017 and 2016.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2017 and their maturity profile:

For the years ending December 31,
	2018	2019	2020	2021	2022	2023 and thereafter	Total
	$	$	$	$	$	$	$
Future minimum lease payments under non-cancelable operating lease agreements	-	-	-	-	-	-	-
Capital contributions (1)	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2017, SGOCO International had injected capital of $2.2 to SGOCO Shenzhen. Initially, SGOCO International was required to pay $1,000 and the remaining $4,000 within 3 months and within one year, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

Note 24 - Concentration of risks

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, loans receivable and advances to suppliers. As of December 31, 2017 and 2016, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Credit risk on loans receivable is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Company requires collateral primarily in the form of rights to property.

For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

Sales revenue from 2 major customers were $0.04 million, or approximately 85.0% of our total sales for the year ended December 31, 2017, with each customer individually accounting for 66.7% and 18.3% of revenue, respectively. No other single customer accounted for more than 10% of our total revenues during the year ended December 31, 2017. Our accounts receivable from these customers was nil as of December 31, 2017.

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

Three major vendors provided approximately 90.6% of total purchases by us during the year ended December 31, 2017. Our accounts payable due to these vendors were nil as of December 31, 2017.

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

Note 25 – Subsequent events

On February 22, 2018, Giant Connection Limited, a wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with Vagas Lane Limited (the “Seller”) pursuant to which Giant Connection Limited acquired all the issued share capital of 11 Hau Fook Street Limited, a company incorporated in Hong Kong on March 25, 2009 with limited liability, at a consideration of HK$26.1 million ($3.3 million), which will be satisfied by the allotment and issuance of 2,935,223 ordinary shares of the Company. The principal activity of 11 Hau Fook Street Limited is property investment in Hong Kong. The transaction was completed on March 8, 2018. 2,935,223 ordinary shares were issued on March 8, 2018, and the fair value of the shares was $1.16 per share on the closing date, March 8, 2018.

On April 10, 2018, a total of 180,000 shares were issued to certain of the Company’s directors and employees, which vested immediately. The grant date fair value was $1.08 per share. Compensation expense of $194 will be recorded in the statement of comprehensive income (loss) in 2018.

On April 18, 2018, the Company entered into a Securities Purchase Agreement with Mr. So Chun LIN, an unrelated party, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the “Note”). The Note will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this Note is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into Ordinary Shares at $1.50 per share. The Note will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity. Interest on the Note cannot be converted; it will be repaid in cash. The Note was sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

