Form 20-F
period 2018-12-31
SGOCO Group, Ltd.
filed 2019-05-14
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive offices)

Xiao-Ming HU, Interim Chief Financial Officer

Tel: +852 2153-3957; Fax: +852 3286-3200

21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories,

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.004 per share	SGOC	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 80,026,647 ordinary shares issued and outstanding as of April 30, 2019.

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

☒  Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

2.	Competition in our industry is intense and, if we are not able to compete effectively, we may lose customers and our financial results will be negatively affected.

3.	If we fail to meet the evolving needs of VR markets, identify new products, services or technologies, or successfully compete in our target markets, our revenue and financial results will be adversely impacted.

4.	Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

5.	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

6.	Changes in the growth of demand for or pricing of electricity could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

7.	We may not be able to adequately respond to changes in technology affecting the energy saving industry.

8.	Giant Credit Limited is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

9.	Giant Credit may fail to renew its money lenders license.

10.	The business of Giant Credit is affected by fluctuations in interest rates and our credit position.

11.	There is intense competition in the money lending industry.

12.	Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

13.	An increase to the provision for loan losses will cause our net income to decrease and net loss to increase.

14.	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.

15.	Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

16.	The business of Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).

17.	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.

18.	The fair value of our investment properties is likely to fluctuate from time to time and may decrease significantly in the future, which may materially and adversely affect our profitability.

19.	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

20.	We may not be able to generate any growth and our revenues may continue to decrease in the future.

21.	Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

22.	Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

23.	Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

24.	Uncertainties regarding the Chinese legal system could have a material adverse effect on us.

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

22. “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

23. “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a wholly owned subsidiary of SGOCO International.

24. “Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited.

25. “11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

26. “Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;

27. “Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky;

28. “First Asia Tower” means First Asia Tower Limited, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;

29. “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane;

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality mortgage loans to its customers since 2016. Since the commencement of business, Giant Credit Limited has continued to record a growth in its mortgage loans receivable along with satisfactory interest income.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million ($3.4 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1)  the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126,126,000 ($16.2 million), (3) the transfer of a 48.9% interest in Boca International Limited at an agreed value of HK$184,842,000 ($23.7 million), and (4) the issuance of a promissory note to Leung in the principal amount of HK$27,103,410 ($3.5 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in Century Skyway and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of Century Skyway, at a consideration of HK$99.45 million ($12.75 million).

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12,428,205, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.5 million in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

The selected consolidated statement of operations data presented below for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 205 and 2014 are derived from our audited consolidated financial statements that have not been included herein. Our financial statements were prepared according to U.S. GAAP.

Prior period amounts also have been adjusted to exclude discontinued operations of Century Skyway Limited (refer to Note 3 to the Consolidated Financial Statements).

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2018, 2017 and 2016 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2018	2017	2016	2015	2014

Net revenues	1,580	51	5,069	1,921	43,230
Cost of revenues	(2,635)	(1,343)	(4,867)	(1,826)	(41,213)
Gross (loss) profit	(1,055)	(1,292)	202	95	2,017
Selling expenses	-	(257)	(55)	(131)	(297)
General and administrative expenses	(2,391)	(1,959)	(4,115)	(1,498)	(3,069)
Allowance for guarantee	(157)	-	-	-	-
Impairment loss of property, plant and equipment	(385)	-	-	-	-
Impairment loss of goodwill	(10,330)	(5,618)	-	-	-
Total operating expenses	(13,263)	(7,834)	(4,170)	(1,629)	(3,366)

Operating loss from continuing operations	(14,318)	(9,126)	(3,968)	(1,534)	(1,349)
Interest income	-	134	121	220	338
Interest expense	(198)	(13)	(15)	(57)	(304)
Other income (expense), net	(3)	2	-	(8)	319
Gain from disposal of a subsidiary	263	-	-	-	-
Gain (Loss) on change in fair value of warrant derivative liability	394	(150)	-	2	19
Loss on change in fair value of convertible notes	-	-	(1,500)	(1,041)	-
Loss before provision for income taxes from continuing operations	(13,862)	(9,153)	(5,362)	(2,418)	(977)
Income taxes benefit (expense)	311	350	315	-	(1,311)
Net loss from continuing operations	(13,551)	(8,803)	(5,047)	(2,418)	(2,288)
Loss from discontinued operations, net of income taxes	(7,513)	(2,411)	-	-	-
Net loss	(21,064)	(11,214)	(5,047)	(2,418)	(2,288)
Net loss attributable to noncontrolling interests – continuing operations	5,377	-	-	-	-
Net loss attributable to noncontrolling interests – discontinued operations	3,315	-	-	-	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(12,372)	(11,214)	(5,047)	(2,418)	(2,288)

Loss from continuing operations per share:
Basic	(0.23)	(0.78)	(0.68)	(0.55)	(0.53)
Diluted	(0.23)	(0.78)	(0.68)	(0.55)	(0.53)

Loss from discontinued operations per share:
Basic	(0.12)	(0.21)	-	-	-
Diluted	(0.12)	(0.21)	-	-	-

Loss per share:
Basic	(0.35)	(0.99)	(0.68)	(0.55)	(0.53)
Diluted	(0.35)	(0.99)	(0.68)	(0.55)	(0.53)

Weighted average shares used in calculating loss per share:
Basic	35,080,704	11,341,629	7,422,208	4,400,298	4,351,517
Diluted	35,080,704	11,341,629	7,422,208	4,400,298	4,351,517

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2018	2017	2016	2015	2014

Total assets	190,841	98,453	100,272	86,882	92,553
Total liabilities	22,667	14,638	13,593	9,046	7,356
Total equity	168,174	83,815	86,679	77,836	85,197

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

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. As the financial performance of the green energy products and services reporting unit and the VR technologies products and services reporting unit were below our original expectations, fair value of these reporting units were indicated to be lower than its carrying value. We performed the two-step goodwill impairment test and applied the income approach, resulting an impairment loss of goodwill of $10.3 million and $5.6 million being recorded for the year ended December 31, 2018 and 2017. We may continue to incur impairment charges in connection with our investments or acquisitions, which could depress our profitability and have a material adverse impact on our financial results.

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

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As at December 31, 2018, loans receivable owed from our customers to Giant Credit amounted to approximately $37.1 million. If Giant Credit’s customers delay or default on their payments, Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loans and interest receivables, which in turn may adversely affect our financial position and profitability.

Giant Credit may fail to renew its money lenders license.

Our money lending business is subject to licensing requirements under the provisions of the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). Money lenders licenses are granted by the licensing court of Hong Kong and are renewable annually subject to satisfaction of all licensing conditions. The licensing court has the discretion to suspend or revoke a license if a licensee is in breach of any licensing conditions. We cannot guarantee that the conditions or requirements which Giant Credit may be required to satisfy or meet will not change from time to time. In the event that Giant Credit is unable to renew its money lenders license in a timely manner or if the licensing court or other relevant authorities do not approve the application for a renewal of its money lenders license, Giant Credit may not be able to operate its money lending business until such time as it receives a new license, which may have a material adverse effect on our financial condition and results of operation.

The business of Giant Credit is affected by fluctuations in interest rates and our credit position.

The interest rate risks faced by Giant Credit arise from both the interest-bearing lending and borrowings of our money lending business. In particular, our profitability is highly correlated with the net interest margin, being the difference between the interest rate charged to our customers and the costs of our funding. The interest rate chargeable by Giant Credit to its customers is determined by, amongst other factors, the market demand for loans and the prevailing competition in the industry, and is ultimately capped by the relevant provisions of the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). The borrowing cost of Giant Credit is determined with reference to the overall local money lending market conditions and our credit positions. An increase in general interest rates or a deterioration of our credit positions will lead to increases in our funding costs.

There is intense competition in the money lending industry.

As of March 15, 2019, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,173 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Our risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which we operate. Giant Credit Limited has been providing mortgage loans to its customers since it first obtained its money lenders license in 2016. Given its limited operating history, Giant Credit Limited did not have a sufficient operating data to develop a reasonable estimation for its loan loss provision. The provision policy of the Company does not distinguish among loans by type of guarantee. In addition, the Company has a policy in place to calculate the specific provision amount pursuant to U.S. GAAP as funds set aside covering losses due to risks related to a particular borrower. The reserve rate is decided based on management estimate of loan collectability. So far Giant Credit has not experienced any losses on its loans to customers.

However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

While we believe we use the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance, which could negatively affect the our results of operations and financial condition.

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

The business of Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).

The business operation of Giant Credit is regulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and full compliance with such regulation is essential for us to carry on our business. Notwithstanding this, the relevant regulatory authorities may from time to time amend the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) or adopt new laws and regulations applicable to licensed money lenders in Hong Kong. Our operation, financial performance and business prospects may be materially and adversely affected if we are not able to comply with any changes and/or new requirements in applicable laws and regulations related to the money lending industry in Hong Kong. Notably, for the mortgage loans granted by us to our customers, the interest rate for such loans shall not exceed the maximum effective interest rate of 60% per annum as stipulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). In the event that such maximum limit for interest rate is lowered as a result of any change to the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and/or any relevant laws and regulations, thus limiting and lowering the interest rate we can offer to our customers, our financial performance, operational results and profitability may be materially and adversely affected.

Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.

Demand for property is sensitive to downturns and uncertainty in the global and regional economy and corresponding changes in the appetite for real estate investments and purchases. Changes in the appetite for real estate investments and purchases are driven by various factors including, amongst others, perceived or actual general economic conditions, employment and job market conditions, actual or perceived levels of disposable consumer income and wealth and consumer confidence in the economy. These and other factors have, in the past, affected consumer demand for real estate and any negative sentiment or downturn in the economy could materially and adversely affect our business, financial condition and results of operations and also our liquidity position. For example, a slowdown in the Hong Kong economy or any changes in the laws, regulations and policies in relation to the real estate market may result in a decline in the number of real estate transactions.

The fair value of our investment properties is likely to fluctuate from time to time and may decrease significantly in the future, which may materially and adversely affect our profitability.

We are required to reassess the fair value of our investment properties at the end of each reporting period. Under US GAAP, impairment losses arising from changes in the fair value of our investment properties are included in our consolidated statements of profit or loss for the period in which they arise. For the year ended December 31, 2018, our impairment on investment properties held by Giant Credit, 11 Hau Fook Street and First Asia Tower was nil, $0.4 million and nil, respectively. The amount of revaluation adjustments has been, and will continue to be, subject to market fluctuations. As a result, we cannot assure you that changes in the market conditions will continue to create fair value gains on our investment properties or that the fair value of our investment properties will not decrease in the future. In addition, the fair value of our investment properties may materially differ from the amounts we would receive in actual sales of the investment properties. Any significant decreases in the fair value of our investment properties or any significant decreases in the amount we could receive in actual sales of the investment properties as compared with the recorded fair value of such properties would materially and adversely impact our results of operations.

Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street and Paris Sky. For the year ended December 31, 2018, revenue generated from our investment properties constituted $0.6 million. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and prospectus.

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

Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

Our operating subsidiaries, Giant Credit, 11 Hau Fook Street and Paris Sky, were acquired by us in December 22, 2017, March 8, 2018 and June 7, 2018, respectively. Our experience and operations in the Hong Kong money lending and property investment industries are relatively limited. As a result, there is limited historical information available upon which you can base your evaluation of our business prospects and future financial performance in such industries. There is no assurance that we can maintain our profitability and growth in the future. The limited financial results on the three subsidiaries should not be used as an indication of our business prospects and our performance in the future. Furthermore, we may encounter significant risks and difficulties frequently experienced by companies with early stage operations, and such risks and difficulties may be heightened in a rapidly developing market such as the money lending and property investment markets in Hong Kong. Our future operating results depend upon a number of factors, including our ability to manage our growth, retain our customers as well as identify and attract new ones and to provide loan products at competitive rates which suit our customers’ needs. If we are unable to successfully address the above issues, we may be unable to operate our business in the manner which we contemplate and generate revenues from such activities in the amounts and within the timeframes which we anticipate. If any of these events were to occur, it would have a material adverse effect on our business, prospects, financial condition, results of operation and cash flow.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2018, 2017 and 2016, we recorded $0.2 million, $0.7 million and $1.6 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

On December 19, 2018, Nasdaq notified the Company that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Nasdaq has determined that for the last 20 consecutive business days, from January 4 through February 1, 2019, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the matter was closed.

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

As of April 30, 2019, we had 80,026,647 ordinary shares issued and outstanding. Of these shares, approximately 27.7 million ordinary shares are held by persons not currently affiliated with us and are freely eligible to be resold in the public market. The remaining shares are either being held in escrow or are “restricted” securities not eligible to be resold in the public market. As a result of the lack of unrestricted securities available to be resold in the public market, there is limited liquidity in our ordinary shares, which may limit your ability to sell your ordinary shares of SGOCO or reduce the price at which the shares may be sold. In addition, the lack of a liquid market in our shares may make the listed market price of our shares less meaningful and more volatile.

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

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or and former CEO, Mr. Shi-bin Xie). In addition, Apex had no relationship with Sun Zone Investments Limited (“Sun Zone”), our principal shareholder and a company owned by our former Chairman.

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

Acquisition and disposal of Century Skyway Limited

On April 28, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by Full Linkage Limited. In consideration for the acquisition of Century Skyway, SGOCO International paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017. Century Skyway Limited has not generated revenues for the year ended December 31, 2018. The Company took more time to commercialize the VR products than expected.

In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million)

Acquisition of Giant Credit Limited

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

Acquisition of 11 Hau Fook Street Limited

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million ($3.4 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares.

Acquisition of Paris Sky Limited

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited completed the acquisition of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126,126,000 ($16.2 million), (3) the transfer of a 48.9% interest in Boca International Limited at an agreed value of HK$184,842,000 ($23.7 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27,103,410 ($3.5 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

Acquisition of Vision Lane Limited

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12,428,205, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.5 million in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

SGOCO’s Offices

SGOCO’s principal executive office is located in 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

SGOCO is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers and (c) property investment to generate additional rental income.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

Giant Credit Limited is a Hong Kong incorporated company which has the money lenders license for carrying on money lending business in Hong Kong.  Giant Credit Limited has been providing mortgage loans to its customers since 2016.  Since the commencement of business, Giant Credit Limited has continued to record growth in its mortgage loans receivable along with satisfactory interest income.  Management believes that the recent rising trend in the economy and local property market provides the Company with a great opportunity to expand its mortgage loan business and portfolio.  In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.  This further enhances the competitive edge of money lenders in Hong Kong.

The group has investments in two real estate properties in Hong Kong (held under 11 Hau Fook Street Limited) and 19 storey building in Hong Kong (held under Paris Sky Limited).  These investments generate additional rental income to enhance the group’s cashflow.  The properties are managed by the group’s team with experience in property management and rental management which operates in a cost-effective manner.

 SGOCO Products

Our current product lines on sale include:

1.	Phase Change Material Thermal Energy Storage ("Boca PCM - TES"); and

2.	Money lending.
3.	Property investment.

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

C. Regulations.

Chinese government subsidies

For the years ended December 31, 2018, 2017 and 2016, we received no grants from the PRC municipal government.

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

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation, which contributed partly to a decline in our 2016 revenues. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The exchange rate of the RMB against U.S. Dollar as of December 31, 2018 and 2017 were 6.89 and 6.53.

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

 D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

(1)	The directors of SGOCO International are Mr. Hok Fung Wai and Ms. Pui Kiu Lau.

(2)	SGO is SGOCO’s operational subsidiary in the U.S. The sole officer and director of SGO is Mr. Shi-bin Xie.

(3)	Beijing SGOCO is one of SGOCO’s operational subsidiaries in the PRC. The officer of Beijing SGOCO is Mr. Wen-li Hong. The legal representative of Beijing SGOCO is Mr. Wen-li Hong.

(4)	Boca International Limited is SGOCO’s operational subsidiary in the Hong Kong. The director of Boca International Limited is Mr. Chan, Kam Biu Richard and Mr Hok Fung Wai.

(5)	Century Skyway Limited is SGOCO’s operational subsidiary in the Hong Kong. The director of Century Skyway Limited is Mr. Hok Fung Wai.

(6)	Shen Zhen Provizon Technology Co.,Ltd is SGOCO’s operational subsidiary in the PRC. The legal representative of Shen Zhen Provizon Technology Co., Ltd is Mr. Shuai Tao.

(7)	The director of Giant Connection Limited is Ms Lau, Pui Kiu.

(8)	The director of Giant Credit Limited is Ms Lau, Pui Kiu.

(9)	The director of 11 Hau Fook Street Limited is Ms Lau, Pui Kiu.

(10)	The director of Paris Sky Limited is Ms Lau, Pui Kiu.

(11)	The director of First Asia Tower Limited is Ms Lau, Pui Kiu.

(12)	The director of Vision Lane Limited is Ms Lau, Pui Kiu.

(13)	The director of First Asia Finance Limited is Ms Lau, Pui Kiu.

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility but owns equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Hong Kong, Beijing and Shenzhen, China.

Giant Credit holds land and property in Hong Kong with a carrying value of $0.5 million as of December 31, 2018.

11 Hau Fook Street Limited holds land and property in Hong Kong with a carrying value of $3.3 million as of December 31, 2018.

First Asia Tower Limited holds land and property in Hong Kong with a carrying value of $52.1 million as of December 31, 2018.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

Overview

SGOCO is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers and (c) property investment to generate additional rental income.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

Giant Credit Limited is a Hong Kong incorporated company which has the money lenders license for carrying on money lending business in Hong Kong.  Giant Credit Limited has been providing mortgage loans to its customers since 2016.  Since the commencement of business, Giant Credit Limited has continued to record growth in its mortgage loans receivable along with satisfactory interest income.  Management believes that the recent rising trend in the economy and local property market provides the Company with a great opportunity to expand its mortgage loan business and portfolio.  In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.  This further enhances the competitive edge of money lenders in Hong Kong.

The group has investments in two real estate properties in Hong Kong (held under 11 Hau Fook Street Limited) and 19 storey building in Hong Kong (held under Paris Sky Limited).  These investments generate additional rental income to enhance the group’s cashflow.  The properties are managed by the group’s team with experience in property management and rental management which operates in a cost-effective manner.

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

The acquisition of Boca was completed on March 31, 2016. The consideration included $52 million in the form of cash, plus up to 19.9% new shares of the Company (as enlarged by the issuance). Assets of Boca acquired and liabilities assumed were mainly proprietary technology at a fair market value of $26.2 million, and deferred tax liabilities of $6.6 million thereon. Goodwill of $36.5 million arose from this acquisition, representing the financial, strategic and operational value of the business of Boca and the synergies expected from the combined operations of Boca and the Company. BOCA has not generated any material revenues for the year ended December 31, 2018 as we are still negotiating with our customers about the project execution plan and timetable. We are expecting BOCA to generate more revenues when it starts to execute its performance obligations under the contracts with its customers in the second or third quarter of 2019. As a result, past performance may not be indicative of future performance.

4.	Acquisition and disposal of Century Skyway Limited.

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

In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million)

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

6.	Acquisition of 11 Hau Fook Street Limited.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million, which was satisfied by the allotment and issuance of 2,935,222 ordinary shares.

7.	Acquisition of Paris Sky Limited.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126,126,000, (3) the transfer of a 48.9% interest in Boca International Limited at an agreed value of HK$184,842,000, and (4) the issuance of a promissory note to Leung in the principal amount of HK$27,103,410, bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

8.	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. In addition, we changed our strategic marketing, distribution, and business model in recent years;

9.	Currency Conversions. Our former PRC subsidiary, SGOCO (Fujian), and our current PRC subsidiaries, Beijing SGOCO and SGOCO Shenzhen, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.89 and RMB6.53 to $1.00 at December 31, 2018 and 2018, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2018, 2017 and 2016 were RMB6.64, RMB6.76, and RMB6.64 to $1.00, respectively.

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

Our management evaluates our estimates on an on-going basis. The most significant estimates relate to revenue recognition, the collectability of receivables, the fair value and accounting treatment of financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwil.. We based our estimates on our historical and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

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

For our majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, tous. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets.

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

Leasehold land and buildings	Leasehold land and buildings are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years
Machinery and equipment	4-10 years
Vehicles and office equipment	4-5 years

Construction in progress represents capital expenditures for direct costs of construction or acquisition and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

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

We annually, or more frequently if we believe indicators of impairment exist, review the carrying value of goodwill to determine whether impairment may exist.

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

We recognize a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. We will recognize a charge-off when we lose contact with the delinquent borrower for more than one year or when the court rules against us to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as an assessment of individual loans and actual loss. We evaluate our provision for loan losses on a quarterly basis or more often as necessary.

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

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

We have assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes tour consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by us are scoped out of ASC606.

Product sales - Revenues from product sales are recognized when the customer obtains control of our product, which occurs at a point in time, typically upon delivery to the customer. We expense incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that it would have recognized is one year or less or the amount is immaterial.

Revenues from product sales are recorded net of reserves established for applicable discounts and allowances that are offered within contracts with our customers.

Interest on loan receivables Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Property lease and management Minimum contractual rental income related to property leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management.”

As of December 31, 2018, 96.6% of our 19 storey building located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong have been leased to tenants at market rates. We expect to generate approximately $1.2 million of gross rental income on an annualized basis from our 19 storey building based upon full occupancy of this building at prevailing market rates.

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

Financial guarantee

A provision for possible losses to be absorbed by us for financial guarantees it provides is recorded as an accrued liability when the guarantees are made and recorded as “Allowance on guarantee” in the consolidated balance sheets. This accrued liability represents probable losses and is increased or decreased by accruing a “Allowance (reversal of allowance) on financial guarantee” throughout the terms of the guarantees as necessary when additional relevant information becomes available.

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the customers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2018 and 2017

Revenue

Our sales were $1.58 million for the year ended December 31, 2018, which increased by $1.53 million, or 2998.0% from $0.05 million in the year ended December 31, 2017.  During the year ended December 31, 2018, we through 11 Hau Fook Street Limited and Paris Sky Limited earned property lease and management income of $0.59 million and through Giant Credit Limited earned money lending service income of $0.98 million.

Below is the summary presenting our revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time vs point in time	2018	2017	2016

Revenue by recognition over time	$1,570	$-	$-
Revenue by recognition at a point in time	10	51	5,069

	$1,580	51	$5,069

	Year ended December 31,
Revenue by major product line	2018	2017	2016

Interest on loans	$980	$-	$-
Property lease and management	590	-	-
Product sale	10	51	5,069

	$1,580	51	$5,069

Cost of revenues

For the year ended December 31, 2018, cost of revenues increased by $1.29 million, or 96.2%, to $2.64 million from $1.34 million for the year ended December 31, 2017. Our cost of revenues mainly includes the amortization of proprietary technologies  and depreciation of leasehold land and buildings.

Gross loss

Gross loss for the fiscal year ended December 31, 2018 was $1.06 million, compared to a gross loss of $1.29 million for the prior fiscal year.

Selling expenses

During the year ended December 31, 2018, selling expenses were approximately nil, compared to $0.26 million for the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $2.39 million for the year ended December 31, 2018, $0.43 million or 22.0% higher than $1.96 million for the previous fiscal year. This increase was mainly because we acquired two subsidiaries which incurred more administrative expenses in 2018.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, depreciation, amortization of intangible assets, research and development and similar costs.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $0.39 million in 2018, compared to $nil in 2017, primarily attributable to the impairment related to certain real estate properties in Hong Kong in 2018.

 Impairment of goodwill

Our impairment of goodwill was $10.33 million in 2018, compared to $5.62 million in 2017, primarily attributable to the impairment related to Boca as the financial performance of the green energy products and services reporting unit continued to fall below our original expectations.

Gain (Loss) on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.39 million in 2018, compared to loss on change in fair value of warrant derivative liability of $0.2 million in 2017. The gain was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $0.31 million in the fiscal year of 2018, a decrease of $0.04 million, from $0.35 million for fiscal year of 2017. Income tax benefit in 2018 and 2017 was related to the deferred tax impact on amortization of intangible assets of Boca.

There were no significant income tax rate changes for any of our legal entities in 2018. Our PRC entities in 2018 and 2017 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Loss from discontinued operations, net of income tax

Loss from discontinued operations, net of income tax, of $7.51 million and $2.41 million represents the net loss from Century Skyway Limited for fiscals 2018 and 2017, respectively. The loss was mainly related to amortization of intangible assets and goodwill impairment related to Century Skyway Limited as the financial performance of the VR technologies products and services reporting unit was below our original expectations. We acquired 100% equity interest in Century Skyway Limited on April 28, 2017, our equity interest diluted to 51% in June 2018and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway Limited (see Notes 1 and 3 to our 2018 consolidated financial statements). We recorded impairment on goodwill of Century Skyway Limited of $6.01 million for the year ended December 31, 2018, as compared to $1.39 million for the same period last year. Amortization of VR technologies were $1.97 million and $1.31 million for the years ended December 31, 2018 and 2017, respectively.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2018 was $21.06 million, as compared to $11.21 million for 2017.

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

Cost of revenues

For the year ended December 31, 2017, cost of revenues decreased by $3.52 million, or 72.4%, to $1.34 million from $4.87 million for the year ended December 31, 2016. As Boca started to earn revenues in 2017, the amortization of its proprietary technologies of $1.31 million was recorded as cost of revenues in fiscal 2017.

Gross (loss) profit

Gross loss for the fiscal year ended December 31, 2017 was $1.29 million, compared to a gross profit $0.2 million for the prior fiscal year.

Selling expenses

During the year ended December 31, 2017, selling expenses were approximately $0.26 million, an increase of $0.20 million, or 367.3%, from $0.06 million compared with the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $1.96 million for the year ended December 31, 2017, $2.16 million or 52.4% lower than $4.12 million for the previous fiscal year.

General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, amortization of intangible assets, research and development and similar costs. The decrease in general and administrative expenses was mainly due to a decrease in employee share-based compensation of $0.83 million, a result of fewer shares being granted to employees in 2017. In addition, as Boca started to earn revenues in 2017, the amortization of its proprietary technologies of $1.31 million was recorded as cost of revenues in fiscal 2017, compared with $1.26 million was recorded as general and administrative expenses in fiscal 2016.

Impairment of goodwill

Our impairment of goodwill was $5.62 million in 2017, compared to nil last year, primarily attributable to the impairment related to Boca as its financial performance was below our original expectations.

Loss on change in fair value of convertible notes

Our loss on change in fair value of convertible notes was $1.5 million in 2016 and $nil in 2017. The change was due to fluctuation in the fair value of our convertible notes, which were converted into our ordinary shares during 2016.

Loss on change in fair value of warrant derivative liability

Our loss on change in fair value of warrant derivative liability was nil in 2016 and $0.15 million in 2017. The loss was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $0.35 million in the fiscal year of 2017, an increase of $0.035 million, from $0.32 million for fiscal year of 2016. Income tax benefit in 2017 and 2016 was related to the deferred tax impact on amortization of intangible assets of Boca.

There were no significant income tax rate changes for any of our legal entities in 2017. Our PRC entities in 2017 and 2016 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Loss from discontinued operations, net of income tax

Loss from discontinued operations, net of income tax, of $2.41 million represents the net loss from Century Skyway Limited for fiscal 2017. The loss was mainly related to amortization of intangible assets and goodwill impairment related to Century Skyway Limited as the financial performance of the VR technologies products and services reporting unit was below our original expectations. We acquired 100% equity interest in Century Skyway Limited on April 28, 2017, our equity interest diluted to 51% in June 2018and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway Limited (see Notes 1 and 3 to our 2018 consolidated financial statements). We recorded impairment on goodwill of Century Skyway Limited and amortization of its VR technologies of $1.39 million and $1.31 million, respectively, for 2017.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2017 was $11.21 million, as compared to $5.05 million for 2016.

B. Liquidity and capital resources.

Our principal source of liquidity in 2018 has been cash generated by proceeds from issuance of common stock and convertible loans to investors. As of December 31, 2018, we held $14.4 million in cash and cash equivalents and had working capital of $66.51 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC, Hong Kong.

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

On April 18, 2018, we entered into a Securities Purchase Agreement with Mr. So Chun LIN, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the 2018 Note). The 2018 Note will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which the 2018 Note is paid in full, at the option of the Holder, , all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into Ordinary Shares at $1.50 per share. The 2018 Note will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity.

On September 20, 2018, we closed its previously announced rights offering. The offering was fully subscribed. At the closing, the Company issued and sold an aggregate of 50,663,270 ordinary shares at the subscription price of $0.99 per share, pursuant to the exercise of subscriptions and oversubscriptions in the rights offering from its existing stockholders. The Company received aggregate gross proceeds of approximately $50.15 million from the rights offering before deducting offering expenses. The rights offering was made pursuant to the Company's effective registration statement on Form F-1 (Registration No. 333-225977) filed with the Securities and Exchange Commission.

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the Years Ended December 31,
	2018	2017	2016

Net cash used in operating activities, continuing operations	$(36,152)	$(8,001)	$(1,079)
Net cash (used in) provided by operating activities, discontinued operations	(22)	24	-
Net cash (used in) provided by investing activities, continuing operations	(10,402)	7,400	(6,750)
Net cash from investing activities, discontinued operations	-	-	-
Net cash provided by financing activities, continuing operations	56,146	5,325	7,520
Net cash from financing activities, discontinued operations	-	-	-

EFFECT OF EXCHANGE RATE ON CASH	-	-	(7)

INCREASE (DECREASE) IN CASH	9,570	4,748	(316)

Operating Activities

Net cash used in operating activities from continuing operations was $36.15 million for the year ended December 31, 2018, the decrease in cash was primarily as a result of (i) change in loans receivable of $36.40 million, and (ii) net loss from continuing operations of $13.55 million; the decrease was partially offset by non-cash depreciation and amortization, share-based compensation, fair value change of warrant derivative liability and goodwill and property, plant and equipment impairment totaled $13.24 million.

Net cash used in operating activities from continuing operations was $8.00 million for the year ended December 31, 2017, the decrease in cash was primarily as a result of (i) change in taxes payable of $6.41 million, and (ii) net loss from continuing operations of $8.80 million; the decrease was partially offset by non-cash depreciation and amortization, share-based compensation, fair value change of warrant derivative liability and goodwill impairment totaled $7.91 million.

Net cash used in operating activities from continuing operations was $1.08 million for the year ended December 31, 2016, the decrease in cash was primarily as a result of net loss from continuing operations of $5.05 million; the decrease was partially offset by non-cash depreciation and amortization, share-based compensation and fair value change of convertible notes totaled $4.33 million.

Investing Activities

Net cash used in investing activities from continuing operations was $10.40 million for the year ended December 31, 2018, primarily as a result of (i) deposits of $6.41 million paid for acquisition of Vision Lane Limited, (ii) payment of a promissory note of $3.53 million for acquisition of Paris Sky Limited, and (iii) purchase of property and equipment of $2.44 million, the decrease was partially offset by cash from acquisition of Paris Sky Limited.

Net cash provided by investing activities from continuing operations was $7.40 million for the year ended December 31, 2017, primarily as a result of (i) repayment of $6.46 million to an unrelated party, and (ii) cash from acquisition of Giant Connection Limited.

Net cash used in investing activities from continuing operations was $6.75 million for the year ended December 31, 2016, primarily as a result of advances of $6.74 million from an unrelated party

Financing Activities

Net cash provided by financing activities from continuing operations was $56.14 million for the year ended December 31, 2018, the increase in cash was primarily consisting of (i) proceeds from rights offering, net of expenses, of $49.99 million; and (ii) proceeds from issuance of convertible notes of $5.78 million.

Net cash provided by financing activities from continuing operations was $5.33 million for the year ended December 31, 2017, the increase in cash was primarily consisting of (i) proceeds from issuance of shares of $3.09 million; and (ii) loans from unrelated party of $2.17 million.

Net cash generated from financing activities from continuing operations was $7.52 million for the year ended December 31, 2016, the increase in cash was primarily consisting of proceeds from issuance of shares of $7.00 million, and (ii) proceeds from issuance of convertible notes of $0.30 million.

As of December 31, 2018, we had cash of $14.34 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2018, we had loans and advances totaled $4.04 million advanced from unrelated parties, including accrued interest. A loan with a principal amount of $0.26 million is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company. We had other loans of $3.1 million advanced from other unrelated parties as of December 31, 2018. The loans are unsecured, bearing 5% interest per annum and has no fixed term of repayment.

The fair value of warrants which we issued to our investor and placement agent in April 2017 was $0.29 million, which was determined using the Monte-Carlo simulation model (Refer to Note 2 to the financial statements).

The liability component of the 2018 Note was $0.47 million as of December 31, 2018 (Refer to Note 16 to the financial statements).

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

Related Party Transactions

During the years ended December 31, 2018 and 2017, the Company purchased equipment of nil and $7 from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (principal shareholder of the Company) leased a property in No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, from a subsidiary of the Company. The lease will be expired on March 30, 2020. During the years ended December 31, 2018, 2017 and 2016, the Company received rental amounts of $37, $nil and $nil that are included in revenue, respectively.

C. Research and development, patents and licenses, etc.

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

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

As a result of the acquisition of Paris Sky Limited, the property, plant and equipment acquired included leasehold land and buildings with a value of $53.0 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (Note 9(d) to the financial statements). The property pledge (allowance on guarantee) was measured at fair value on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2018, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term loan	$200	$200	$-	$-	$-
Advances from unrelated party	398	398	-	$-	$-
Other loan - secured	367	367	-	-	-
Other loan - unsecured	3,076	3,076	-	-	-
Convertible notes – future interest payment	620	144	289	187	-
Operating lease obligations	89	46	43	-	-
Total	$4,750	$4,231	$332	$187	$-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Mark LAU	40	Director
Pui Kiu LAU	29	Director
Wood Shing Kei SZE	39	Director
Wang Tai Dominic LI	35	Director
Hok Fung WAI	42	Director
Raleigh Siu LAU	66	Chief Executive Officer and President
Tommy Wing Ling LUI	43	Chief Technology Officer
Xiao-Ming HU	47	Interim Chief Financial Officer
Tony ZHONG	35	Vice President of Finance

1 As of December 31, 2018

Mark LAU, Director. Mr. Lau has served as the Head of IT Service Operations at Fairfax Media Limited from January 2008 to date, the one of the largest media organizations in Australia. Mr. Lau is responsible for managing professional IT service operations and manages innovative projects in artificial intelligence and automation. Prior to joining Fairfax Media, Mr. Lau worked in the IT services division at Lexmark International from January 2004 to January 2006, and for Samsung Electronics from January 2006 to January 2008. Mr. Lau graduated from Waverley College Sydney and studied IT at the Sydney Institute of Technology.

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

Wood Shing Kei SZE, Director. Mr. Sze is a chartered accountant with over 15 years of experience in providing financial reporting, internal control advisory and audit services for various industry sectors in both Hong Kong and Mainland China. Mr. Sze is experienced in business process analysis, financial audit review, forecast and budgeting, Sarbanes Oxley (SOX) attestation, and compliance with regulatory reporting framework and tax regulation in Hong Kong and Mainland China. He has worked with numerous Hong Kong and UK listed companies as well as audit firms in Hong Kong, previously serving as the Head of Finance Team - Property & Facility Management from September 2013 to April 2018 at Synergis Management Services Limited (Hong Kong Listed 2340.HK) monitoring management portfolios of over 200 accounts, preparing group management accounts and budgets for board review, monitoring financial achievements, formulating and enhancing financial procedures, and implementing internal control policies and authorization matrix for the group. Mr. Sze graduated from Hong Kong Polytechnic University in 2002 with a BA (Hons) in Accountancy.

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

Hok Fung WAI, Director. Mr. Wai has been a director of the Company since December 21, 2015. Mr. Wai is an expert in the solar industry, dredging, highway construction and power stations projects. Mr. Wai also has many years of experience in M&A, fund raising and pre-IPO transactions. In the early 2008, he set up Hebort International Ltd, a Hong Kong based company which associates with a few of China State Owned Enterprises including China Harbour, China Communication Construction, CNTIC and Shenhua group. Hebort later became a partner of Silverbear Capital and a strategic partner of UNIDO in exploring solar, Green and energy saving industry for more than 6 years. Mr. Wai still serves as the director of Wahfong Industrial Development Co Ltd based in Guangdong China for luxury garment business, and as President, Chief Executive Officer and director of IWeb, Inc. since December, 2016.

Raleigh Siu LAU, President and Chief Executive Officer. Mr. Lau a banker who has served for almost 40 years as the senior manager of Chong Hing Bank (formerly known as Liu Chong Hing Bank), and as the personal assistant to Mr. Liu Lit-man GBS JP, the managing director Chong Hing Bank. Mr. Lau has played a critical role reforming the bank's cyber security systems, information and financial technology, risk management systems, sustainable development and business operation models. Over the course of his career, Mr. Lau has originated bank loans in excess of HK$10 billion. Mr. Lau graduated from the State University of New York in 1975 with Bachelor of Science in Business Administration.

Tommy Wing Ling LUI, Chief Technology Officer. Mr. Lui is the founder of Webnix Technology Limited, a web-hosting company, and 133 Limited, a software company. Mr. Lui specializes in developing block chain and distributed ledger technology for the insurance sector, in order to assist insurers with claims and insurance policy management, fraud detection, KYC and client identification. Mr. Lui graduated from The University of Science and Technology in 1998 with a Bachelor of Engineer in Computer Science.

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

Tony ZHONG, Vice President of Finance. Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, a NYSE listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK. Mr Zhong is also a Chartered Global Management Accountant, and was admitted as a Fellow of the chartered institute of Management Accountants on December 21, 2018.

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

For the year ended December 31, 2018, the aggregate cash compensation paid to our executive officers was approximately $0.1 million. Share-based compensation expensed by us to our directors and executive officers with respect to the year ended December 31, 2018 was $0.53 million.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Mr. Sze, Mr Lau and Mr Li meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Hok Fung Wai and Pui Kiu LAU to administer the Company’s 2010 Plan and 2016 Plan.

Audit Committee. Our audit committee consists of Mr. Sze (Chairperson), Mr. Lau and Mr. Li. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Sze is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

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

 Compensation Committee. Our compensation committee consists of Mr. Lau (Chairperson), Mr. Sze and Ms. Lau. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee. Our nominating committee consists of Mr. Li (Chairperson), Mr. Lau and Ms. Lau. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

As of December 31, 2018, the company had 8 full time employees, all of which are management and administrative staff members.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of April 30, 2019, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of May 9, 2019 by the sum of 80,026,647 being the number of ordinary shares issued and outstanding as of April 30, 2019 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of April 30, 2019 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Raleigh Siu LAU	1,000,000	1.3%
Tommy Wing Ling LUI	500,000	*
Xiao-Ming Hu	-	*
Pui Kiu LAU	30,000	*
Wang Tai Dominic LI	30,000	*
Mark LAU	-	*
Wood Shing Kei SZE	-	*
Hok Fung WAI	-	*

Principal Shareholders
Kimmy Lai Ching LUK	4,217,423	5.3%
Kwok Man Yee Elvis	4,519,347	5.7%
Alan SUN	29,140,669	36.4%
Leung Iris Chi YU	23,132,500	28.9%

“*” Indicates less than 1%

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a charge of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (principal shareholder of the Company) leased a property in No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, from a subsidiary of the Company. The lease will be expired on March 30, 2020. During the years ended December 31, 2018, 2017 and 2016, the Company received rental amounts of $37, $nil and $nil that are included in revenue, respectively.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2018, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2018 and 2017.

In addition, our actual PFIC status for our 2018 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed partly to a decline in our 2015 revenues, which we report in U.S. dollars in our financial statements. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The exchange rate of the RMB against U.S. Dollar as of December 31, 2018 and 2017 were 6.89 and 6.53.

Because a portion of our earnings and assets are denominated in RMB, but our reporting currency is the U.S. Dollars, fluctuations in the exchange rate between the U.S. Dollars and the RMB will affect our balance sheet and our earnings per share in U.S. Dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. Dollars would affect our financial results reported in U.S. Dollars terms without giving effect to any underlying change in our business or results of operations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Raleigh Siu Lau and Interim Chief Financial Officer, Mr. Xiao-Ming Hu, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2018, our internal control over financial reporting was not ineffective.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	The Company has limited written documentation on monitoring loan risk assessment on a regular basis;

-	the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	We are in the process of hiring a permanent chief financial officer with significant U.S. GAAP and SEC reporting experience;

3.	We plan to provide further training to SGOCO’s finance staff to enhance their understanding of SGOCO’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control; and

4	We plan to implement stringent written documentation and information to capture the borrower’s credit risk adequately.

We intend to complete the remediation of the material weaknesses discussed above as soon as practicable but we can give no assurance that we will be able to do so. Designing and implementing an effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weaknesses that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sze is an audit committee financial expert, and is independent for the purposes of the NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2018 and 2017.

	2018	2017
Audit Fee	$263,546	$184,699
Audit-Related Fees	-	-
Tax fees	-	-
Total	$263,546	$184,699

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.2	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.3	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.5	Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.6	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.7	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015. (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.8	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015. (incorporated by reference to Exhibit 4.14 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.9	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.10	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.11	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.12	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.13	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015. (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.14	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.15	Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16	Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17	Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18	Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19	Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20	Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21	Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22	Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23	Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Centurion ZD CPA & Co.

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: May 14, 2019	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

SGOCO Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

(successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2016.

Hong Kong, China

May 14, 2019

 SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

(In thousands of U.S. dollars except share and per share data)

	2018	2017
ASSETS
CURRENT ASSETS
Cash	$14,342	$4,237
Pledged bank deposits	-	515
Accounts receivable, net of provision for doubtful accounts of $196 and $196, respectively	12	-
Loans receivable, net of nil provision for loan losses	31,047	670
Interest receivable	5	6
Other receivables and prepayments	1,860	28
Advances to suppliers	-	177
Current assets held for sale	29,283	74
Total current assets	76,549	5,707

Deposit for acquisition of a subsidiary	6,410	-
Deferred tax assets	161	-
Plant and equipment, net	58,319	511
Intangible assets, net	22,579	23,888
Long-term loans receivable, net of nil provision for loan losses	6,019	-
Goodwill	20,804	31,134
Non-current assets held for sale	-	37,213

Total assets	$190,841	$98,453

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$200	$-
Accounts payable, trade	-	235
Other payables and accrued liabilities	4,258	2,953
Customer deposits	1	-
Allowance on guarantee	974	-
Taxes payable	206	15
Convertible notes - current	114	-
Current liabilities held for sale	4,282	183

Total current liabilities	10,035	3,386
LONG-TERM LIABILITIES
Convertible notes – non-current	360	-
Warrant derivative liability	286	680
Deferred tax liabilities	11,986	5,979
Non-current liabilities held for sale	-	4,593
Total liabilities	22,667	14,638

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 and 1,000,000 shares authorized as of December 31, 2018 and December 31, 2017, respectively; nil issued and outstanding as of December 31, 2018 and December 31, 2017	-	-
Common stock, $0.004 par value, 500,000,000 and 50,000,000 shares authorized as of December 31, 2018 and December 31, 2017, respectively; 75,507,300 and 16,164,855 issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	302	65
Additional paid-in-capital	116,648	50,159
Retained earnings	21,128	40,922
Accumulated other comprehensive loss	(9)	(7,331)
Total SGOCO Group, Ltd. shareholders' equity	138,069	83,815
Non-controlling interests	30,105	-
Total equity	168,174	83,815
Total liabilities, non-controlling interests and shareholders' equity	$190,841	$98,453

The accompanying notes are an integral part of these consolidated financial statements.

 SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(In thousands of U.S. dollars except share and per share data)

	2018	2017	2016
REVENUES	$1,580	$51	$5,069
COST OF REVENUES	2,635	1,343	4,867
GROSS (LOSS) PROFIT	(1,055)	(1,292)	202
OPERATING EXPENSES:
Selling expenses	-	257	55
General and administrative expenses	2,391	1,959	4,115
Allowance for guarantee	157	-	-
Impairment loss of property, plant and equipment	385	-	-
Impairment loss of goodwill	10,330	5,618	-
Total operating expenses	13,263	7,834	4,170

OPERATING LOSS FROM CONTINUING OPERATIONS	(14,318)	(9,126)	(3,968)

OTHER INCOME (EXPENSES):
Interest income	-	134	121
Interest expense	(198)	(13)	(15)
Other income (expense), net	(3)	2	-
Gain from disposal of a subsidiary	263	-	-
Loss on change in fair value of convertible notes	-	-	(1,500)
Gain (Loss) on change in fair value of warrant derivative liability	394	(150)	-
Total other income (expenses), net	456	(27)	(1,394)

LOSS BEFORE PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS	(13,862)	(9,153)	(5,362)
INCOME TAX BENEFIT	311	350	315

NET LOSS FROM CONTINUING OPERATIONS	$(13,551)	$(8,803)	$(5,047)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(7,513)	(2,411)	-

NET LOSS	(21,064)	(11,214)	$(5,047)

Net loss attributable to noncontrolling interests – continuing operations	5,377	-	-
Net loss attributable to noncontrolling interests – discontinued operations	3,315	-	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(12,372)	(11,214)	(5,047)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(100)	369	(2,431)
Realization of foreign currency translation loss relating to disposal of a subsidiary	7,422	-	-

COMPREHENSIVE LOSS	$(5,050)	$(10,845)	$(7,478)

LOSS FROM CONTINUING OPERATIONS PER SHARE
Basic	$(0.23)	$(0.78)	$(0.68)
Diluted	$(0.23)	$(0.78)	$(0.68)

LOSS FROM DISCONTINUED OPERATIONS PER SHARE
Basic	$(0.12)	$(0.21)	$-
Diluted	$(0.12)	$(0.21)	$-

LOSS PER SHARE:
Basic	$(0.35)	$(0.99)	$(0.68)
Diluted	$(0.35)	$(0.99)	$(0.68)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	35,080,704	11,341,629	7,422,208
Diluted	35,080,704	11,341,629	7,422,208

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

	Ordinary Shares			Retained Earnings		Accumulated
			Additional			Other	Non-
		Par	Paid-in	Statutory		Comprehensive	controlling
	Shares	Value	Capital	Reserves	Unrestricted	Income	Interests	Total
BALANCE, January 1, 2016	4,522,726	$18	$25,904	$-	$57,183	$(5,269)	-	77,836

Shares issued for equity compensation plan	459,250	2	1,564	-	-	-	-	1,566
Shares issued on conversion of convertible notes	1,343,425	6	3,668	-	-	-	-	3,674
Shares issued on acquisition of a subsidiary	1,162,305	5	4,075	-	-	-	-	4,080
Shares issued on placement financing	1,900,000	7	6,994	-	-	-	-	7,001
Rounding difference on reverse stock split	222	-	-	-	-	-	-	-
Net loss	-	-	-	-	(5,047)	-	-	(5,047)
Foreign currency translation adjustment	-	-	-	-	-	(2,431)	-	(2,431)
BALANCE, December 31, 2016	9,387,928	$38	$42,205	$-	$52,136	$(7,700)	-	86,679

Shares issued for equity compensation plan	190,000	1	740	-	-	-	-	741
Shares issued on acquisition of subsidiaries	3,720,283	15	4,664	-	-	-	-	4,679
Shares issued on private placement financing	2,866,644	11	2,550	-	-	-	-	2,561
Net loss	-	-	-	-	(11,214)	-	-	(11,214)
Foreign currency translation adjustment	-	-	-	-	-	369	-	369
BALANCE, December 31, 2017	16,164,855	$65	$50,159	$-	$40,922	$(7,331)	-	83,815

Shares issued for equity compensation plan	1,680,000	7	1,987	-	-	-	-	1,994
Shares issued on exercise of Investor Warrants	174,903	1	174	-	-	-	-	175
Shares issued on acquisition of subsidiaries	6,824,272	27	8,161	-	-	-	-	8,188
Equity component of the 2018 Notes(note 18)	-	-	5,306	-	-	-	-	5,306
Shares issued on rights offering	50,663,270	202	49,789	-	-	-	-	49,991
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	-	(7,422)	7,422	-	-
Disposal of partial interest in subsidiaries without losing control	-	-	1,072	-	-	-	38,797	39,869
Net loss	-	-	-	-	(12,372)	-	(8,692)	(21,064)
Foreign currency translation adjustment	-	-	-	-	-	(100)	-	(100)
BALANCE, December 31, 2018	75,507,300	$302	$116,648	$-	$21,128	$(9)	30,105	168,174

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(In thousands of U.S. dollars)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(13,551)	$(8,803)	$(5,047)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,383	1,404	1,264
Transaction cost from issue of convertible notes	-	-	44
Deferred income taxes	(457)	(350)	(315)
Bad debt provision	-	-	195
Share-based compensation expenses	534	741	1,566
Impairment loss of goodwill	10,330	5,618	-
Impairment loss of property, plant and equipment	385	-	-
Impairment loss of allowance for guarantee	157	-	-
Gain on disposal of a subsidiary	(263)
Loss on change in fair value of convertible notes	-	-	1,500
(Gain) Loss on change in fair value of warrant derivative liability	(394)	150	-
Change in operating assets
Accounts receivable, trade	(12)	119	(96)
Loans receivable	(36,396)	-	-
Other receivables and prepayments	(343)	(187)	(202)
Inventories	-	-	25
Interest receivable	1	-	-
Advances to suppliers	179	(179)	123
Change in operating liabilities
Accounts payables, trade	5	(1)	186
Other payables and accrued liabilities	1,104	(100)	90
Customer deposits	-	-	(412)
Taxes payable	186	(6,413)	-

Net cash used in continuing operations	(36,152)	(8,001)	(1,079)
Net cash (used in) / provided by discontinued operations	(22)	24	-
Net cash used in operating activities	(36,174)	(7,977)	(1,079)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances to an unrelated third party	-	-	(6,743)
Repayment from an unrelated party	-	6,457	-
Purchase of property and equipment	(2,442)	-	-
Proceeds from acquisition of a subsidiaries	1,983	943	1
Settlement of a promissory note for acquisition of a subsidiary	(3,533)	-	-
Refund of deposit paid for acquisition of a subsidiary	-	-	33,280
Deposits paid for acquisition of subsidiaries	(6,410)	-	(33,288)
Net cash (used in) provided by continuing operations	(10,402)	7,400	(6,750)
Net cash from discontinued operations	-	-	-
Net cash (used in) provided by investing activities	(10,402)	7,400	(6,750)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other loan from unrelated party, unsecured	-	2,172	-
New bank loan raised	200
Proceeds from loan from a shareholder	-	-	88
Payments on loan from a shareholder	-	-	(88)
Proceeds from convertible notes	5,780	-	298
Proceeds from exercise of warrants	175
Proceeds from shares issuance	49,991	3,091	7,001
Advances from unrelated parties	-	283	221
Repayment to an unrelated party	-	(221)	-

Net cash provided by continuing operations	56,146	5,325	7,520
Net cash from discontinued operations	-	-	-
Net cash provided by financing activities	56,146	5,325	7,520

EFFECT OF EXCHANGE RATE ON CASH	-	-	(7)

INCREASE (DECREASE) IN CASH	9,570	4,748	(316)

Cash and Pledged bank deposits, beginning of year	4,777	29	345

Cash and Pledged bank deposits, end of year	$14,347	$4,777	$29

Analysis of Cash and Pledged bank deposits
Included in cash and cash equivalents per consolidated balance sheets	14,342	4,752	$29
Included in assets of discontinued operations	5	25	-
Cash and Pledged bank deposits, end of year	$14,347	$4,777	$29

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-	$6
Cash paid for income taxes	-	6,413	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued and to be issued on conversion of convertible notes	$-	$-	$3,674
Common stock issued for acquisition of subsidiaries	8,188	4,679	4,080

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca completed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality mortgage loans to its customers since 2016. Since the commencement of business, Giant Credit Limited has continued to record a growth in its mortgage loans receivable along with satisfactory interest income.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million ($3.4 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million), (3) the transfer of a 48.9% interest in Boca at an agreed value of HK$184,842,000 ($23.7 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27,103,410 ($3.5 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, First Asia Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.0 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018.

On June 26, 2018, the shareholders of the Company approved to increase the authorized share capital of the Company from $201,000 divided into 50,000,000 ordinary shares of par value $0.004 and 1,000,000 preferred shares of par value $0.001 each to $2,010,000 by the creating of 450,000,000 ordinary shares of par value $0.004 each and 9,000,000 preferred shares of par value $0.001 each such that the share capital of the Company shall be divided into 500,000,000 ordinary shares of par value $0.004 and 10,000,000 preferred shares of par value $0.001 each

In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million) (see Note 3).

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement (the “Agreement”) with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane Limited (“Vision Lane”) for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lane.

On May 17, 2018, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in SGOCO Shenzhen to Realm Valley Limited, a company incorporated in British Virgin Islands, for $1 in total consideration.

The following table represents the net assets of the SGOCO Shenzhen as of May 31, 2018 (date of disposal):

Carrying amount
Cash	$1
Accounts receivable	(5)
Accounts payable, trade	(240)
Other receivables and prepayments	1
Other payables and accrued liabilities	(21)
Net assets as of May 31, 2018 (date of disposal)	(264)
Consideration	$1
Gain on disposal of a subsidiary	$(263)

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2018:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
Boca International Limited (“Boca”)	Hong Kong	51%
Century Skyway Limited (“CSL”)	Hong Kong	51%
Shen Zhen Provizon Technology Co., Limited	Shenzhen, China	51%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%
11 Hau Fook Street Limited	Hong Kong	100%
Paris Sky Limited	Marshall Islands	100%
First Asia Tower Limited	Hong Kong	100%

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

For the Company's majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets.

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

Leasehold land and buildings	Leasehold land and buildings are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years
Machinery and equipment	4-10 years
Vehicles and office equipment	4-5 years

Construction in progress represents capital expenditures for direct costs of construction or acquisition and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

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

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2018, and 2017, there was $196 and $196 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected.

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of comprehensive loss.

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

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than one year or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses as of each balance sheet date. The provision is based on factors such as an assessment of individual loans and actual loss. The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

Interest receivable

Interest receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2018	Fair Value Measurement at December 31, 2018
		Level 1	Level 2	Level 3
Warrant derivative liability	$286	$-	$-	$286

A summary of changes in Warrant derivative liability for the years ended December 31, 2018, 2017 and 2016 was as follows:

Balance at January 1, 2016 and 2017	$-
Issuance of warrants on April 5, 2017	530
Change in fair value of warrant derivative liability	150
Balance at December 31, 2017	680
Change in fair value of warrant derivative liability	(394)
Balance at December 31, 2018	286

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2018	December 31, 2017	April 5, 2017
Market price per share (USD/share)	$0.85	$1.06	$2.75
Exercise price (USD/share)	1.00	1.00	2.75
Risk free rate	2.53%	2.00%	1.83%
Dividend yield	-%	-%	-%
Expected term/Contractual life (years)	2.26	3.26	4.00
Expected volatility	81.54%	110.46%	106.46%

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

Revenue recognition

In May 2014 the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry specific guidance. This new standard requires a company to recognize revenues when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The FASB subsequently issued the following amendments to ASU No. 2014-09 that have the same effective date and transition date: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company adopted these amendments with ASU 2014-09 (collectively, the new revenue standards).

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there were no material changes to the Company’s consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product sales

Revenues from product sales are recognized when the customer obtains control of the Company’s product, which occurs at a point in time, typically upon delivery to the customer. The Company expenses incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that it would have recognized is one year or less or the amount is immaterial.

Revenues from product sales are recorded net of reserves established for applicable discounts and allowances that are offered within contracts with the Company’s customers.

Interest on loan receivables

Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

As of December 31, 2018, the Company had outstanding interest related contract amount $2.4 million, which were expected to be completed within 12 months after December 31, 2018.

Property lease and management

Minimum contractual rental income related to property leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management.”

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time vs point in time	2018	2017	2016

Revenue by recognition over time	$1,570	$-	$-
Revenue by recognition at a point in time	10	51	5,069

	$1,580	51	$5,069

	Year ended December 31,
Revenue by major product line	2018	2017	2016

Interest on loans	$980	$-	$-
Property lease and management	590	-	-
Product sale	10	51	5,069

	$1,580	51	$5,069

Contract Balances

For the twelve months ended December 31, 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the twelve months ended December 31, 2018:

Rental receipt in advance
Balance as of January 1, 2018	$-
Acquisition of First Asia Tower Limited	10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	6
Balance as of December 31, 2018	6

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2018, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2018, 2017 and 2016, the Company has not incurred any interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2012. With a few exceptions, the calendar (tax) years 2013-2018 remain open to examination by tax authorities in the PRC.

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

Financial guarantee

A provision for possible losses to be absorbed by the Company for financial guarantees it provides is recorded as an accrued liability when the guarantees are made and recorded as “Allowance on guarantee” in the consolidated balance sheets. This accrued liability represents probable losses and is increased or decreased by accruing a “Allowance (reversal of allowance) on financial guarantee” throughout the terms of the guarantees as necessary when additional relevant information becomes available.

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the customers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company and its PRC subsidiaries is the RMB. The functional currencies of its Hong Kong subsidiaries SGOCO International and CSL are the U.S. Dollar, Boca, GCL, 11 Hau Fook Street Limited and First Asia Tower Limited are the Hong Kong Dollar. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.89 and RMB6.53 to $1.00 at December 31, 2018 and 2017, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2018, 2017 and 2016 were RMB6.64, RMB6.76, and RMB6. 64 to $1.00, respectively.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating credit losses on loans, among other financial instruments, and may result in material changes to the Company’s credit reserves.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The new guidance is effective for SEC filers for fiscal years, and interim reporting periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities). Early adoption is permitted. The Company is evaluating the effects of the adoption of this guidance and currently believes that it will impact the accounting of the share-based awards granted to non-employees.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In December 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. The amendments clarify or simplify certain narrow aspects of ASC 842 for lessors. Specifically: 1) The amendments provide an accounting policy election whereby lessors may choose not to evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, lessors making the election will account for those costs as if they are lessee costs, i.e., through the balance sheet instead of the income statement. 2) Lessors will exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. Conversely, lessors will include in variable payments, and therefore revenue, such costs that are paid by the lessor and reimbursed by the lessee, and 3) Regarding contracts with lease and nonlease components, lessors will allocate certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur. The amount of variable payments allocated to the lease components will be recognized in profit or loss, while the amount of variable payments allocated to nonlease components will be recognized in accordance with other GAAP. If an entity has not yet adopted the new leases standard, it must adopt ASU 2018-20 concurrently with the leases standard. If an entity has previously adopted the new leases standard, specific transition requirements apply. The Company is in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 – Discontinued Operations

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million) to Ms. Leung (Note 1). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million), which shall be satisfied by:

1.	the surrender of the 2018 Notes (Note 16) with a principal amount of $3.76 million, beneficially owned by the Purchaser, to SGOCO for cancellation as an initial deposit upon signing of the LOI, and the cancellation shall be irrevocable unless the Company fails to complete the transaction contemplated herein without fault on the part of the Purchaser. On April 30, 2019, the 2018 Notes with a principal amount of $3.76 million were surrendered to the Company for cancellation in satisfaction of the initial deposit thereunder

2.	the payment of the remaining balance by way of a cashier’s order made payable to the Company or such other means as may be mutually agreed by the parties

As of December 31, 2018, operations of CSL to be disposed of were reported as discontinued operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to CSL have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

	2018	2017
Cash	$5	$25
Advances to suppliers	45	49
Goodwill	12,831	18,843
Intangible assets	16,402	18,370
Assets held for sale	29,283	37,287
Classified as:
— Current	29,283	74
— Non-current	-	37,213

Other payables, accrued liabilities and customer deposits	$182	$183
Deferred tax liabilities	4,100	4,593
Liabilities held for sale	4,282	4,776
Classified as:
— Current	4,282	183
— Non-current	-	4,593

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2018	2017	2016
Revenues	$-	$-	$-
Cost of revenues	-	-	-
Operating expenses	(8,005)	(2,740)	-
Loss before provision for income taxes	(8,005)	(2,740)	-
Income tax credit	492	329	-
Loss from discontinued operations, net of income taxes	(7,513)	(2,411)	-

Note 4 – Pledged bank deposits

These were bank deposits placed at a specified bank account to secure the Company’s letters of credit and were released upon maturity of the relevant letters of credit.

Note 5 – Accounts receivable, trade

Accounts receivable as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017

Accounts receivable	$208	$196
Allowance for doubtful accounts	(196)	(196)
	$12	$-

The movements in allowance for doubtful accounts are as follows:

	2018	2017

Balance at the beginning of the year	$196	$196
Addition	-	-
Balance at the end of the year	$196	$196

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 6- Loans receivable, net

The interest rates on loans issued ranged between 6% and 23% for the year ended December 31, 2018, and ranged between 12% and 16% for the year ended December 31, 2017.

Loans receivable consisted of the following:

	December 31,
	2018	2017
Loan receivable, gross
Personal loans	$30,941	$670
Corporate loans	6,125	-
Provision for loan losses	-	-
Total loans receivable, net	$37,066	$670
Less: classified as non-current loans receivable, net	(6,019)	-
Total current loans receivable, net	31,047	670

The following is a maturity analysis of the Company’s loans receivable at December 31, 2018:

For the year ending December 31,
2019	$31,047
2020	639
2021	4,338
2022	389
2023	33
2024 and thereafter	620
Total	37,066

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2018 and 2017, the Company had 15 and 3 personal loan customers, and 3 and nil corporate loan customers, respectively. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

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

For the years ended December 31, 2018 and 2017, no provision was charged to the statement of income, and no write-off against provisions was made.

The following table represents the aging of loans receivable as of December 31, 2018 and 2017:

	December 31,
	2018	2017
1-89 days past due	$2,569	$2
90-179 days past due	-	-
180-365 days past due	-	96
Over 1 year past due	-	-
Total past due	$2,569	$98
Current	34,497	572
Total loans	$37,066	$670

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2018:

	Personal loans	Corporate loans	Total
Unsecured	$17,500	$-	$17,500
Unsecured - guarantee backed loans	-	3,846	3,846
Pledged assets backed loans	-	-	-
Collateral backed loans	13,441	2,279	15,720
	$30,941	$6,125	$37,066

Unsecured Loans

Unsecured loans are made to high net worth individuals.

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a corporation or individual.

Pledged Asset Backed Loans

Pledged assets backed loans are loans with pledged assets. Lenders has rights of access to the pledged assets at the time the loan is made and do not need to register them with government entities to secure the loan.  If the borrower defaults, the Company can sell the assets to recover the outstanding balance owed.

Collateral Backed Loans

A collateral backed loan is a loan in which the borrower puts up an asset under their ownership, possession or control, as collateral for the loan. An asset usually is land use rights, equity shares, equipment or buildings. The loan is secured against the collateral and the Company does not take physical possession of the collateral at the time the loan is made. The Company will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, the Company can then take possession of the collateral asset and sell it to recover the outstanding balance owed. If the sale proceed of the collateral asset is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Both collateral loans and pledged loans are considered secured loans. The amount of a loan that lenders provide depends on the value of the collateral pledged.

Note 7- Provision for loan losses

The provision for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks of the borrower, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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

While management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

Besides the repayment ability and willingness to repay, the Company evaluates the provision for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, the Company evaluates the provision for loan losses based on the combination of the guarantee, including the fair value and net realizable value of guarantor’s financial position, credibility, liquidity and cash flow.

No impairment for loan losses was recognized for the years ended December 31, 2018, 2017 and 2016.

Note 8- Other receivables and prepayments

Other receivables and prepayments as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017

Utility deposits	$10	$-
Other receivables	27	26
Prepaid employees compensation	1,461	-
Other prepayments	362	2
Other receivables and prepayments	$1,860	$28

Note 9 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

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

Net liabilities acquired (including cash of $1 and other loan of $332 (Note 17))	$(337)
Amortizable intangible assets (i)
Backlog contract (Note 11)	372
Proprietary technology (Note 11)	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

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

Boca has not generated any material revenues for the year ended December 31, 2018 and 2017 as the Company is still negotiating with its customers about the project execution and delivery. The Company is expecting Boca to generate more revenues when it starts to execute its performance obligations under the contracts with its customers in the second quarter of 2019.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51.1% after the completion of the transfer of a 48.9% interest in Boca International Limited to Ms. Leung (Note 1).

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

Net liabilities acquired (including cash of $1 and accrued liabilities of $68)	$(67)
Amortizable intangible assets
Technologies	19,682
Goodwill	20,230
Deferred tax liabilities	(4,920)
Total	$34,925

Total purchase price comprised of:
– cash consideration (paid in fiscal 2016 in the form of refundable deposit)	$32,600
– share-based consideration	2,325
Total	$34,925

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

On June 5, 2017, CSL incorporated a wholly foreign owned subsidiary, Shen Zhen Provizon Technology Co., Limited, for the development of VR technology and application of these technologies on VR device in China.  CSL and Shen Zhen Provizon Technology Co., Limited have not generated revenues for the years ended December 31, 2018 and 2017. The Company took more time to commercialize the VR products than expected.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51% after the completion of the transfer of a 49% interest in CSL to Ms. Leung (Note 1).

In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million) ( Note 3).

(d)	Acquisition of Giant Connection Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited (“GCL”) contemplated by the Share Exchange Agreement entered into by Luk Lai Ching Kimmy (as vendor) and the Company in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. GCL holds a Money Lenders License and engages in money lending business in Hong Kong. The fair value of the shares was $1.06 per share on December 26, 2017.

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

Net assets acquired (including cash of $943, loan receivables of $670, interest receivables of $6, property, plant and equipment of $508 and income tax payable of $14)	$2,113
Goodwill	248
Deferred tax liabilities	(7)
Total	$2,354

Total purchase price comprised of:
— share-based consideration	$2,354
Total	$2,354

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

(e)	Acquisition of Paris Sky Limited

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited, whose then sole shareholder and sole director were Leung Iris Chi Yu (“Ms. Leung”) and Luk Lai Ching Kimmy (see (d) above, respectively. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million), (3) the transfer of a 48.9% interest in Boca at an agreed value of HK$184,842,000 ($23.7 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27,103,410 ($3.5 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, First Asia Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

As 99.9% of the fair value of the gross assets acquired is concentrated in the leasehold property, the acquisition of Paris Sky Limited is considered an asset acquisition.

Net assets acquired
Property, plant and equipment*	$52,994
Allowance on guarantee	(817)
Other assets acquired (including cash of $1,957, other assets of $50, Other payables of $170 and income tax payable of $4)	1,833
Deferred tax assets	116
Deferred tax liabilities	(5,998)
Total	$48,128

Total purchase price comprised of:
— share-based consideration	$4,784
— 48.9% interest in Boca	23,699
— 49% interest in CSL	16,170
— promissory note	3,475
Total	$48,128

*	Property, plant and equipment acquired included leasehold land and buildings with a value of $53.0 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (see (d) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

(f)	Acquisition of Vision Lane

On October 3, 2018, the Company signed a letter of intent (“LOI”) to acquire all of the issued share capital of Vision Lane, a company incorporated in British Virgin Island and engages in property investment in Hong Kong. Vision Lane owns all of the issued share capital of First Asia Finance Limited, a company incorporated in Hong Kong. First Asia Finance Limited holds a Money Lenders License and engages in money lending business in Hong Kong.

On December 31, 2018, a refundable deposit of $6.4 million was paid to the owner of Vision Lane Limited.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement for the entire issued share capital of Vision Lane for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.5 million in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million.

After the completion of the acquisition, Vision Lane Limited and First Asia Finance Limited became wholly owned subsidiaries of the Company.

The following table sets forth the Company’s best estimate of fair value of the assets acquired and the liabilities assumed. The Company is in the process of obtaining a third-party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed using the balances as of the closing date, March 12, 2019.

Net assets acquired (including cash of $1,122, loan receivables of $7,495, interest receivables of $151, property, plant and equipment of $1,095, other receivables of $20, account payables of $30, other payables of $607 and income tax payable of $81)	$9,165
Goodwill	3,658
Deferred tax liabilities	(124)
Total	$12,699

Total purchase price comprised of:
– cash consideration	$7,457
– share-based consideration	5,242
Total	$12,699

The transaction resulted in a purchase price allocation of $3,658 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Vision Lane and the synergies expected from the combined operations of Vision Lane and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 10 –Plant and equipment, net and allowance on guarantee

Plant and equipment consisted of the following as of December 31, 2018 and 2017:

	December 31,
	2018	2017

Leasehold land and buildings*	$57,320	$499
Construction in progress	2,442	-
Machinery and equipment	7	2
Vehicles and office equipment	22	23
Total	59,791	524
Impairment	(385)	-
Less: accumulated depreciation	(1,087)	(13)
Plant and equipment, net	$58,319	$511

*	Including leasehold land and buildings with a carrying value of $52.1 million as of December 31, 2018 which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Luk Lai Ching Kimmy (see Note 9(d) and (e) above). The financial guarantee in the form of property pledge of $974 as of December 31, 2018 was measured at fair value on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

Construction in progress represented equipment pending installation.

Depreciation expense from continuing operations was $1,074, $2 and $3 for the years ended December 31, 2018, 2017 and 2016, respectively.  No depreciation expense from discontinued operations was incurred for the years ended December 31, 2018, 2017 and 2016, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2018, 2017 and 2016, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $0.4 million, $nil and $nil million, respectively. There were no impairment losses of property, plant and equipment from discontinued operations for the years ended December 31, 2018, 2017 and 2016.

Note 11 – Intangible assets, net

Intangible assets, net, as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017

Backlog contract (Note 9)	$372	$372
Proprietary technology (Note 9)	26,179	26,179
Accumulated amortization	(3,972)	(2,663)
Intangible assets, net	$22,579	$23,888

Amortization expenses of intangible assets from continuing operations were $1,309, $1,402 and $1,261 for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization expenses of intangible assets from discontinued operations were $1,968, $1,312 and $nil for the years ended December 31, 2018, 2017 and 2016, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. The Company believes that there was no impairment of its intangible assets for the years ended December 31, 2018, 2017 and 2016.

As of December 31, 2018, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2024 and
	2019	2020	2021	2022	2023	thereafter
	$	$	$	$	$	$
Amortization expenses	1,309	1,309	1,309	1,309	1,309	16,034

Note 12 - Goodwill

The movement of the goodwill for the years ended December 31, 2018 2017 and 2016 is as follows:

Balance as of January 1, 2016	$-
Acquisition of Boca	36,504
Balance as of December 31, 2016	36,504
Acquisition of GCL	248
Impairment of goodwill in relation to Boca	(5,618)
Balance as of December 31, 2017	31,134
Impairment of goodwill in relation to Boca	(10,330)
Balance as of December 31, 2018	$20,804

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2018, the Company performed testing on reporting units comprise of the green energy products and services, the Virtual Reality (“VR”) technologies products and services, and the money lending services.

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

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $10.33 million being recorded for the year ended December 31, 2018, and $5.62 million being recorded for the year ended December 31, 2017, from continuing operations.

The result of step one impairment test for the VR technologies products and services reporting unit failed, with its determined fair value lower than the book value. The result of step two impairment test, applying the income approach, resulting an impairment loss of $5.50 million was recorded for the year ended December 31, 2018. The result of step one impairment test for the VR technologies products and services reporting unit failed, with its determined fair value lower than the book value. The result of step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $6.01 million being recorded for the year ended December 31, 2018, and an impairment loss of $1.39 million was recorded for the year ended December 31, 2017, from discontinued operations.

As of December 31, 2018, the Company was negotiating with a potential buyer on the terms of disposal of CSL. Accordingly, the assets and liabilities of CSL were recognized as “assets held for sale” and “liabilities held for sale,” respectively. As of December 31, 2018 and 2017, goodwill in the amount of $12,831 and $18,843 million, respectively, was reclassified to “assets held for sale.”

The Company completed the acquisition of the money lending reporting unit on December 22, 2017. The Company believes that there was no impairment of the money lending reporting unit for the years ended December 31, 2018 and 2017.

Note 13 - Short-term bank loan

On November 30, 2018, the Company obtained banking facilities from Alpen Baruch Bank for loans with a maximum amount of $0.2 million to November 29, 2019. The banking facilities were guaranteed by a subsidiary of the Company. The Company agrees not to pledge or sell its tangible or intangible assets to any party without the approval of Alpen Baruch Bank.

Note 14 - Employee pension

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

The Company’s subsidiaries incorporated in Hong Kong participated in defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap).

Total pension expense incurred by the Company from continuing operations was $10, $20 and $9 for the years ended December 31, 2018, 2017 and 2016, respectively. Total pension expense incurred by the Company from discontinued operations was $3, $4 and $nil for the years ended December 31, 2018, 2017 and 2016, respectively.

Note 15 - Warrant derivative liability

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

As of December 31, 2018, 721,836 Investor Warrants were outstanding, and their fair values were $253. As of December 31, 2017, 896,739 Investor Warrants were outstanding, and their fair values were $615.

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

As of December 31, 2018, 95,653 Placement Agent Warrants were outstanding, and their fair values were $33. As of December 31, 2017, 95,653 Placement Agent Warrants were outstanding, and their fair values were $65.

The amount of $394, ($150) and $nil was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the year ended December 31, 2018, 2017 and 2016, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2018 and 2017:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2017	-	$-	-
Exercisable at January 1, 2017	-	-	-
Granted*	992,392	1.00	4.00
Exercised /surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2017	992,392	$1.00	3.26
Exercisable at January 1, 2018	992,392	1.00	-
Granted	-	-	-
Exercised	174,903	1.39	-
Surrendered	-	-	-
Expired	-	-	-
Exercisable at December 31, 2018	817,489	$1.00	2.26

* After a price reset adjustment on November 15, 2017, Investor Warrants to purchase an initial 434,783 of the Company’s shares granted on April 5, 2017 have been adjusted to purchase 896,739 of the Company’s shares, and Placement Agent Warrants to purchase an initial 34,783 of the Company’s shares granted on April 5, 2017 have been adjusted to purchase 95,653 of the Company’s shares.

Note 16 – Convertible notes

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

During the year ended December 31, 2016, the note holders have fully converted the remaining Notes with a total principal amount of $1,114 into 1,343,425 ordinary shares of the Company.

On April 18, 2018, the Company entered into a Securities Purchase Agreement with Mr. So Chun LIN, an unrelated party, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the “2018 Notes”). The 2018 Notes will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this 2018 Notes is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into 3,853,068 Ordinary Shares at $1.50 per share. The 2018 Notes will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity. Interest on the 2018 Notes will be paid in cash and cannot be converted into shares of the Company. The 2018 Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

The contractual obligation to pay interest on the 2018 Notes results in an indirect contractual obligation to pay dividends on the base instrument. The present value of the expected dividend (interest) stream of $0.5 million is classified as liability and the difference between the proceeds of the 2018 Notes and the fair value of the liability component is attributable to equity component ($5.3 million).

The issuance of the 2018 Notes did not give rise to a beneficial conversion feature due to the market price of the shares of the Company at the issuance date of $1.07 being less than the effective conversion price was $1.38 per share.

Note 17 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2018 and 2017 consisted of the following:

		December 31,
	Note	2018	2017

Accrued professional fees		$141	$112
Advances from unrelated third parties	(iii)	398	283
Accrued staff costs and staff benefits		10	31
Rental deposits from tenants		215	-
Rental receipt in advance		6	-
Interest receipt in advance		42	-
Other loan – secured	(i)	367	355
Other loans – unsecured	(ii)	3,076	2,172
Others		3	-
		$4,258	$2,953

(i)	The amount represents a loan of $256 advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of Boca.

(ii)	The amount represents loans of $3.1 million advanced from unrelated parties to the Company. The loans are unsecured, bearing 5% interest per annum and has no fixed term of repayment.

(iii)	The advances from unrelated third parties are unsecured, interest free and have no fixed terms of repayment.

Note 18 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2018 and 2017.

Issuance of capital stock

2018

During January 2018, a total of 174,903 Investor Warrants were exercised.

On September 20, 2018, the Company closed a rights offering and issued and sold an aggregate of 50,663,270 ordinary shares at the subscription price of $0.99 per share, pursuant to the exercise of subscriptions and oversubscriptions in the rights offering from its existing stockholders. The Company received aggregate gross proceeds of approximately $50.16 million from the rights offering before deducting offering expenses of $166. The rights offering was made pursuant to the Company's effective registration statement on Form F-1 (Registration No. 333-225977) filed with the Securities and Exchange Commission.

Share-based compensation

On April 10, 2018, a total of 180,000 shares were issued to certain of the Company’s directors and employees, which vested immediately. The grant date fair value was $1.08 per share. Compensation expense of $194 was recorded in the statement of comprehensive loss in 2018.

On June 8, 2018, Raleigh Siu Lau was appointed as the Company’s President and Chief Executive Officer by the Board of Directors. In connection with Mr. Lau’s appointment as the Company’s President and Chief Executive Officer, the Compensation Committee granted Mr. Lau 1,000,000 restricted ordinary shares. One-third of the shares shall vest on June 8, 2019, one-third of the shares shall vest of June 8, 2020 and the remaining one-third of the shares shall vest on June 8, 2021, if Mr. Lau remains employed by the Company on each such vesting date.

On June 8, 2018, Tommy Wing Ling Lui was appointed as the Company’s Chief Technology Officer by the Board of Directors. In connection with Mr. Lui’s appointment as the Company’s Chief Technology Officer, the Compensation Committee granted Mr. Lui 500,000 restricted ordinary shares. One-third of the shares shall vest on June 8, 2019, one-third of the shares shall vest of June 8, 2020 and the remaining one-third of the shares shall vest on June 8, 2021, if Mr. Lui remains employed by the Company on each such vesting date.

Compensation expense of $400 was recorded in the statement of comprehensive loss in 2018 in relation to the restricted ordinary shares granted to Mr. Lau and Mr. Lui. As of December 31, 2018, there was $1,461 unrecognized compensation cost related to unvested restricted shares, which is to be recognized over a weighted average vesting period of 2.44 years. The Company determined the fair value of restricted shares based on its stock price on the date of grant of $1.2 per share.

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

2016

Certain investors have agreed to purchase 1,900,000 shares of our common stock for an amount of $7 million. In May 2016, the Company received the first tranche of $350. The investors paid the balance of $6,650 on August 11, 2016 and the Company issued 1,900,000 shares on September 19, 2016. The fair value of the shares was $3.30 per share on September 19, 2016.

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

Note 19 - Statutory reserves

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

The Company did not make appropriations to the statutory reserves for the years ended December 31, 2018, 2017 and 2016. No appropriations were made to surplus reserve fund.

Note 20 - Income taxes

	Year ended December 31,
	2018	2017	2016

Income tax expenses– Hong Kong	(146)	-	-
Deferred income tax benefit	$457	$350	$315

	311	350	$315

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

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2018, 2017 and 2016.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

The subsidiaries incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2018, 2017 and 2016.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2018, 2017 and 2016, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2018, 2017 and 2016. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2018 were nil (December 31, 2017: nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
U.S. Statutory rates	21.0%	34.0%	34.0%
Foreign income not recognized in USA	(21.0)	(34.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdiction	(7.5)	(6.4)	(1.6)
Provisional re-measurement of deferred taxes	-	(0.9)	-
Tax effect of non-deductible expenses	(12.3)	(10.1)	-
Valuation allowance	(2.2)	(1.3)	(2.9)
Under provision in respect of prior years	(0.3)
Other (a)	(0.5)	(2.5)	(14.6)
Effective income taxes	2.2%	3.8%	5.9%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2018, 2017 and 2016 except for (i) losses incurred by SGOCO of approximately $0.3 million, $0.9 million and $3.1 million, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets:
Net operating loss carry-forward	$1,573	$1,422
Allowance on guarantee	161	-
Less: Valuation allowance	(1,573)	(1,422)
	$161	$-

Deferred tax liabilities
Proprietary technology of BOCA	$5,645	$5,972
Backlog	-	-
Virtual reality technologies	-	-
Leasehold land and buildings	6,341	7
	$11,986	$5,979

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2018, and 2017, the Company had $1,578 and $2,277, respectively, of deductible tax loss carry forwards that expire through December 31, 2023. The net tax loss of the Hong Kong entities of $6,465 and $4,455 as of December 31, 2018 and 2017, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2018, and 2017, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609 and $609, respectively, available to reduce future taxable income which will expire in various years through 2033. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 21 - Related party and shareholder transactions

During the years ended December 31, 2018, 2017 and 2016, the Company purchased equipment of $nil, $7 and $nil from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (principal shareholder of the Company) leased a property in No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, from a subsidiary of the Company. The lease will be expired on March 30, 2020. During the years ended December 31, 2018, 2017 and 2016, the Company received rental amounts of $37, $nil and $nil that are included in revenue, respectively.

Note 22 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the year ended December 31,
	2018	2017	2016

Net loss attributable to ordinary shareholders of SGOCO Group Ltd.
— continuing operations	$(8,174)	$(8,803)	$(5,047)
— discontinued operations	(4,198)	(2,411)	-
Net loss	$(12,372)	$(11,214)	$(5,047)

Weighted average shares used in calculating loss per share — basic and diluted	35,080,704	11,341,629	7,422,208

Loss from continuing operations per share – basic and diluted	$(0.23)	$(0.78)	$(0.68)
Loss from discontinued operations per share – basic and diluted	$(0.12)	$(0.21)	$-
Net loss per share – basic and diluted	$(0.35)	$(0.99)	$(0.68)

As of December 31, 2018, 2017 and 2016, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 23 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services. During 2017, after the acquisition of CSL and Giant Credit, there are two additional segments, consisting of the VR service and products and money lending. During 2018, after the acquisition of 11 Hau Fook Street Limited and Paris Sky Limited, there are one additional segment, consisting of the property lease and management.

For the year ended December 31, 2018	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Property lease and management	Corporate unallocated (note)	Consolidated
Revenues	$-	$10	$-	$980	$590	$-	$1,580
Gross (loss) profit	-	(1,368)	-	912	(599)	-	(1,055)
Operating expenses	(1,504)	(10,489)	-	(45)	(616)	(609)	(13,263)
Operating (loss) profit from continuing operations	(1,504)	(11,857)	-	867	(1,215)	(609)	(14,318)
Other income (expenses)	262	(140)	-	-	-	334	456
(Loss) profit before provision for income taxes	(1,242)	(11,997)	-	867	(1,215)	(275)	(13,862)
Income tax benefit (expense)	-	327	-	(175)	159	-	311
Net (loss) profit from continuing operations	(1,242)	(11,670)	-	692	(1,056)	(275)	(13,551)

As of December 31, 2018
Identifiable long-lived assets	1	25,021	-	492	55,384	-	80,898
Total assets	17,348	45,615	29,283	40,947	56,180	1,468	190,841

For the year ended December 31, 2017	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Corporate unallocated (note)	Consolidated
Revenues	$42	$9	$-	$-	$-	$51
Gross (loss) profit	16	(1,308)	-	-	-	(1,292)
Operating expenses	(1,052)	(6,009)	-	-	(773)	(7,834)
Operating loss from continuing operations	(1,036)	(7,317)	-	-	(773)	(9,126)
Other income (expenses)	136	(13)	-	-	(150)	(27)
Loss before provision for income taxes	(900)	(7,330)	-	-	(923)	(9,153)
Income tax benefit	-	350	-	-	-	350
Net loss from continuing operations	(900)	(6,980)	-	-	(923)	(8,803)

As of December 31, 2017
Identifiable long-lived assets	3	23,888	18,370	508	-	42,769
Total assets	2,085	56,696	37,287	2,376	9	98,453

		Green energy	Corporate
	LCD/LED	products	unallocated
For the year ended December 31, 2016	products	and services	(note)	Consolidated
Revenues	$5,067	$2	$-	$5,069
Gross profit	200	2	-	202
Operating expenses	1,281	1,272	1,617	4,170
Operating loss from continuing operations	(1,081)	(1,270)	(1,617)	(3,968)
Other income (expenses)	137	(9)	(1,522)	(1,394)
Loss before provision for income taxes	(944)	(1,279)	(3,139)	(5,362)
Income tax benefit	-	315	-	315
Net loss from continuing operations	(944)	(964)	(3,139)	(5,047)

The VR products and services are reported as discontinued operations (Note 3).

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong and China to its reportable segments because these assets and activities are managed at a corporate level.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2018	2017	2016

Mainland China	$-	$42	$751
Hong Kong	1,580	9	4,318

Total	$1,580	$51	$5,069

Note 24 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2018 and 2017.

Our contractual obligations primarily consist of operating lease obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2018 and their maturity profile:

	For the years ending December 31,
	2019	2020	2021	2022	2023	2024 and thereafter	Total
	$	$	$	$	$	$	$
Future minimum lease payments under non-cancelable operating lease agreements	46	38	5	-	-	-	89

Financial guarantee issued:

As a result of the acquisition of Paris Sky Limited (Note 9(e)), the property, plant and equipment acquired included leasehold land and buildings with a value of $53.0 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (Note 9(d)). The property pledge (allowance on guarantee) was measured at fair value on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

Note 25 – Future minimum rental income under operating leases

SGOCO’s operations include the leasing of commercial property a property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2019 to 2022. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2018:

For the year ending December 31,	Future Minimum Rentals
2019	$934
2020	572
2021	146
2022	26
2023	-
Total	1,678

There are no contingent rentals as of December 31, 2018.

Note 26 - Concentration of risks

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk on loans receivable is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Company requires collateral primarily in the form of rights to property.

The Company originates loans to customers located primarily in Hong Kong. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

As of December 31, 2018, the loan receivable due from 3 customers accounted for 10%, 10% and 51% of total loan receivable, respectively. As of December 31, 2018, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2017, the loan receivable due from 3 customer accounted for 16%, 48% and 36% of total loan receivable, respectively. As of December 31, 2017, no other customer accounted for more than 10% of total loan balance.

Revenue from 2 major customers was 14% and 23% of the Company’s total revenues, respectively, for the year ended December 31, 2018, respectively. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2018.

Revenue from 2 major customers was 66.7% and 18.3% of the Company’s total revenues, respectively, for the year ended December 31, 2017. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2017.

Revenue from a major customer wad approximately 85.1% of the Company’s total revenues for the year ended December 31, 2016. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2016.

Three major vendors provided approximately 90.6% of total purchases by the Company during the year ended December 31, 2017.

 A major vendor provided approximately 86.1% of total purchases by the Company during the year ended December 31, 2016.

Note 27 – Subsequent events

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was consummated in consideration for a total of $12,428,205, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance in cash. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

