Form 20-F
period 2019-12-31
SGOCO Group, Ltd.
filed 2020-06-15
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

None

The registrant had 96,098,647 ordinary shares issued and outstanding as of June 14, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes       ☒    No

Explanatory Note

SGOCO Group, Ltd (the “Company”) is relying on the SEC Order under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act, as set forth in SEC Release No. 34-88318, as modified on March 25, 2020 (Release No. 34-88465) (the “Order”) to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

As disclosed in the Company’s Current Report on Form 6-K filed with the SEC on April 3, 2020, the Company was unable to file its 2019 Annual Report on Form 20-F by April 30, 2020 due to circumstances related to COVID-19. The Company’s operating subsidiaries and employees are located in the PRC and Hong Kong which have been affected by the outbreak of COVID-19 since December 2019. From January to date, both the PRC and Hong Kong government imposed nationwide travel restrictions and quarantine control. The Company suspended most of its operations during this period. As a result, the Company’s finance department was unable to complete the preparation of the Company’s consolidated financial statements and the 20-F without undue hardship and expense to the Company until after April 30, 2020.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	We or the third parties upon whom we depend may be adversely affected by disaster or health epidemics, including the recent COVID-19 outbreak.

2.	GFS’ increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to GFS’ business.

3.	GFS may be subject to significant fines or other enforcement action if it violates applicable reporting, anti-money laundering, privacy, corporate governance, risk management, or any other applicable requirements.

4.	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.

5.	If GFS is unable to compete effectively, its business, financial condition and results of operations would be materially and adversely affected.

6.	If GFS is not able to continue to innovate or if it fails to adapt to changes in its industry, GFS’ business, financial condition and results of operations would be materially and adversely affected.

7.	GFS’ failure to manage the significant challenges involved in growing its business and operations could harm it.

8.	Failure to maintain or improve GFS’ technology infrastructure could harm its business and prospects.

9.	Security breaches and attacks against GFS’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.

10.	The successful operation of GFS’ business depends upon the performance, reliability and security of the Internet infrastructure in the countries in which it operates.

11.	GFS’ platform could be disrupted by network interruptions.

12.	GFS’ business is subject to a number of risks that could materially and adversely affect its ability to provide its services.

13.	If other third-party service providers in GFS’ platform fail to provide reliable or satisfactory services, GFS’ reputation, business, financial condition and results of operations may be materially and adversely affected.

14.	The acquisition of Boca International Limited or any future acquisition may not produce the benefits the Company anticipated and the Company is exposed to both operational and acquisition integration risks that could adversely affect the Company.

15.	Decreases in the price of coal, oil and gas or a decline in popular support for “green” energy technologies could reduce demand for Boca's energy saving projects, which could materially harm our ability to grow our business.

16.	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

17.	We may not be able to adequately respond to changes in technology affecting the energy saving industry.

18.	FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

19.	FAF and Giant Credit may fail to renew its money lenders license.

20.	The businesses of FAF and Giant Credit are affected by fluctuations in interest rates and our credit position.

21.	There is intense competition in the money lending industry.

22.	Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

23.	An increase to the provision for loan losses will cause our net income to decrease and net loss to increase.

24.	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.

25.	FAF and Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

26.	The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).

27.	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.

28.	The fair value of our investment properties is likely to fluctuate from time to time and may decrease significantly in the future, which may materially and adversely affect our profitability.

29.	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

30.	GFS, Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

31.	Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

32.	Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

33.	Uncertainties regarding the Chinese legal system could have a material adverse effect on us.

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

5. “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a wholly owned subsidiary of SGOCO International.

6. “Convertible notes” refer to a series convertible notes we issued between June and September, 2015.

7. “FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane; and

8. “First Asia Tower” means “First Asia Tower Limited”, now known as Suns Tower Limited, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;

9. “Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by SGOCO Group, Ltd.

10.”GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

11. “GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of SGOCO

12. “Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

13. “Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

14. “Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

15. “Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;

16. “Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;

17. “PRC” or “China” means the People’s Republic of China;

18. “Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;

19. “Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;

20. “Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;

21. “SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

22. “SGOCO”, “we,” “us,” “our,” “the company,” or “our company” means SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp;

23. “SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SCOGO (Fujian) transaction described above;

24. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

25. “SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;

26. “Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

27. “Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited.

28. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

29. “Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky;

30. “11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality personal loans and corporate loans to its customers since 2016. Since the commencement of business, Giant Credit Limited has continued to record a growth in its personal loans and corporate loans receivable along with satisfactory interest income.

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

On September 20, 2019, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99,450,000 ($12,750,000).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64,661,154, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21,794,872 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS.

The selected consolidated statement of operations data presented below for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements that have not been included herein. Our financial statements were prepared according to U.S. GAAP.

Prior period amounts related to Century Skyway Limited have been reclassified as discontinued operations for all periods presented (refer to Note 3 to the Consolidated Financial Statements).

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2019, 2018 and 2017 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2019	2018	2017	2016	2015

Net revenues	5,525	1,580	51	5,069	1,921
Cost of revenues	(4,119)	(2,635)	(1,343)	(4,867)	(1,826)
Gross profit (loss)	1,406	(1,055)	(1,292)	202	95
Selling expenses	-	-	(257)	(55)	(131)
General and administrative expenses	(4,350)	(2,391)	(1,959)	(4,115)	(1,498)
Reversal (Allowance) for guarantee	974	(157)	-	-	-
Provision for loan and interest receivable	(194)	-	-	-	-
Impairment loss of property, plant and equipment	(60)	(385)	-	-	-
Impairment loss of intangible assets	(18,893)	-	-	-	-
Impairment loss of goodwill	(20,556)	(10,330)	(5,618)	-	-
Total operating expenses	(43,079)	(13,263)	(7,834)	(4,170)	(1,629)

Operating loss from continuing operations	(41,673)	(14,318)	(9,126)	(3,968)	(1,534)
Interest income	1	-	134	121	220
Interest expense	(218)	(198)	(13)	(15)	(57)
Other income (expense), net	162	(3)	2	-	(8)
Gain from disposal of a subsidiary	3	263	-	-	-
Gain (Loss) on change in fair value of warrant derivative liability	33	394	(150)	-	2
Loss on change in fair value of convertible notes	-	-	-	(1,500)	(1,041)
Loss before provision for income taxes from continuing operations	(41,692)	(13,862)	(9,153)	(5,362)	(2,418)
Income taxes benefit	4,640	311	350	315	-
Net loss from continuing operations	(37,052)	(13,551)	(8,803)	(5,047)	(2,418)
Loss from discontinued operations, net of income taxes	(7)	(7,513)	(2,411)	-	-
Net loss	(37,059)	(21,064)	(11,214)	(5,047)	(2,418)
Net loss attributable to non-controlling interests – continuing operations	17,654	5,377	-	-	-
Net loss attributable to non-controlling interests – discontinued operations	3	3,315	-	-	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(19,402)	(12,372)	(11,214)	(5,047)	(2,418)

Loss from continuing operations per share:
Basic	(0.24)	(0.23)	(0.78)	(0.68)	(0.55)
Diluted	(0.24)	(0.23)	(0.78)	(0.68)	(0.55)

Loss from discontinued operations per share:
Basic	(0.00)	(0.12)	(0.21)	-	-
Diluted	(0.00)	(0.12)	(0.21)	-	-

Loss per share:
Basic	(0.24)	(0.35)	(0.99)	(0.68)	(0.55)
Diluted	(0.24)	(0.35)	(0.99)	(0.68)	(0.55)

Weighted average shares used in calculating loss per share:
Basic	79,197,068	35,080,704	11,341,629	7,422,208	4,400,298
Diluted	79,197,068	35,080,704	11,341,629	7,422,208	4,400,298

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2019	2018	2017	2016	2015

Total assets	140,578	190,841	98,453	100,272	86,882
Total liabilities	19,952	22,667	14,638	13,593	9,046
Total equity	120,626	168,174	83,815	86,679	77,836

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

Risks Relating to Our Business and Industry

We or the third parties upon whom we depend may be adversely affected by disaster or health epidemics, including the recent COVID-19 outbreak

In recent years, there have been outbreaks of epidemics in various countries. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in the PRC, which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Our revenues are substantially generated in Hong Kong. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Hong Kong and global economy. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•	temporary closure of offices, travel restrictions;
•	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products and services, which may materially adversely impact our revenue;
•	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We may have to provide significant sales incentives to our customers in response to the outbreak, which may in turn materially adversely affect our financial condition and operating results;
•	the business operations of our customers have been and could continue to be negatively impacted by the outbreak, which may result in loss of customers or disruption of our business or services, which may in turn materially adversely affect our financial condition and operating results;
•	some of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted; and
•	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak, which could materially adversely affect our stock price.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as storm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

GFS’ increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to GFS’ business.

As GFS expands, it will be obligated to comply with the laws of the countries or markets in which it operates. In addition, because its services are accessible worldwide and it provides services to customers worldwide, one or more jurisdictions may claim that it or its customers are required to comply with their laws. Laws regulating the internet, mobile, and related technologies often impose different, more specific, or even conflicting obligations on it, as well as broader liability.

Any failure or perceived failure to comply with existing or new laws, regulations, or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, regulations, or orders), including those discussed in this risk factor, may subject GFS to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and enforcement actions in one or more jurisdictions, result in additional compliance and licensure requirements, increase regulatory scrutiny of GFS’ business, restrict its operations, and force it to change its business practices, make product or operational changes, or delay planned product launches or improvements. Any of the foregoing could, individually or in the aggregate, harm GFS’ reputation, damage its brands and business, and adversely affect its results of operations and financial condition. The complexity of the relevant regulatory and enforcement regimes, coupled with the global scope of GFS’ operations and the evolving global regulatory environment, could result in a single event giving rise to a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. There can be no assurance that GFS’ employees, contractors, or agents will not violate such laws and regulations.

GFS may be subject to significant fines or other enforcement action if it violates applicable reporting, anti-money laundering, privacy, corporate governance, risk management, or any other applicable requirements.

GFS may be required to apply for various licenses, certifications, and regulatory approvals in a number of the jurisdictions where it provides its services, including due to changes in applicable laws and regulations or the interpretation of such laws and regulations. There can be no assurance that GFS will be able to (or decide to) obtain any such licenses, certifications, and approvals. In addition, there are substantial costs and potential product changes involved in maintaining and renewing such licenses, certifications, and approvals, and GFS could be subject to fines or other enforcement action if it is found to violate disclosure, reporting, anti-money laundering, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs, involve considerable delay to the development or provision of GFS’ products or services, require significant and costly operational changes, or prevent it from providing its products or services in a given market.

Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.

Any failure, or perceived failure, by GFS to comply with its privacy policies as communicated to users prior to its collection, use, storage and transfer, and disclosure of their personal data, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against GFS by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, would subject GFS to significant awards, fines, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm GFS’ business. Specifically, this would likely require GFS to change its business practices, and would increase the costs and complexity of compliance. In addition, compliance with inconsistent privacy laws may restrict GFS’ ability to provide products and services to its customers.

If GFS is unable to compete effectively, its business, financial condition and results of operations would be materially and adversely affected.

GFS faces increasingly intense competition, principally from established Chinese Internet companies, as well as global and regional players. GFS’ business areas are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by GFS’ competitors may require GFS to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce its market share and negative impact the profitability of its business.

If GFS is not able to continue to innovate or if it fails to adapt to changes in its industry, GFS’ business, financial condition and results of operations would be materially and adversely affected.

GFS’ industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and changing user demands and trends. Furthermore, GFS’ domestic and international competitors are continuously developing innovations in personalized search and recommendation, online communications, social networking and entertainment to enhance user experience. Even if GFS timely innovates and adopts changes in its strategies and plans, it may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

GFS’ failure to manage the significant challenges involved in growing its business and operations could harm it.

GFS’ business has become increasingly complex as the scale, diversity and geographic coverage of its business and its workforce continue to expand. This expansion increases the complexity of GFS’ operations and places a significant strain on its management, operational and financial resources. The challenges involved in expanding GFS’ businesses require its employees to handle new and expanded responsibilities and duties. If GFS’ employees fail to adapt to the expansion or if GFS is unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of its existing employees, its business, financial condition and results of operations may be materially harmed.

Failure to maintain or improve GFS’ technology infrastructure could harm its business and prospects.

GFS is continuously upgrading its platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading GFS’ technology infrastructure require significant investments of time and resources. Any failure to maintain and improve GFS’ technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. In addition, much of the software and interfaces GFS uses are internally developed and proprietary technology. If GFS experiences problems with the functionality and effectiveness of its software, interfaces or platforms, or are unable to maintain and continuously improve its technology infrastructure to handle its business needs, its business, financial condition, results of operations and prospects, as well as its reputation and brand, could be materially and adversely affected.

In addition, GFS’ technology infrastructure and services, including its service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As GFS’ technology infrastructure and services expand and become increasingly complex, it faces increasingly serious risks to the performance and security of its technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. GFS also needs to continuously enhance its existing technology. Otherwise, GFS faces the risk of its technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of GFS’ platform and services, which would materially and adversely affect its business and reputation.

Security breaches and attacks against GFS’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.

GFS’ cybersecurity measures may not detect, prevent or control all attempts to compromise its systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by GFS’ systems or that GFS otherwise maintains. Breaches of GFS’ cybersecurity measures could result in unauthorized access to GFS’ systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to its business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against GFS or its third-party service providers, there can be no assurance that GFS will be able to anticipate, or implement adequate measures to protect against, these attacks.

GFS is likely to be subject to these types of attacks, breaches and data leakage. In addition, GFS could be subject to an attack, breach or leakage which GFS does not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. GFS is unable to avert these attacks and security breaches, it could be subject to significant legal and financial liability and its reputation would be harmed. GFS may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target GFS, its users, customers, key service providers or other participants in its platform or the communication infrastructure on which it depends. Cybersecurity breaches would not only harm GFS’ reputation and business, but also could materially decrease its revenue and net income.

The successful operation of GFS’ business depends upon the performance, reliability and security of the Internet infrastructure in the countries in which it operates.

GFS’ business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in the countries in which it operates.

The failure of telecommunications network operators to provide GFS with the requisite bandwidth could also interfere with the speed and availability of GFS’ websites and mobile apps. GFS has no control over the costs of the services provided by the telecommunications operators. If the prices that GFS pays for telecommunications and Internet services rise significantly, GFS’ margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user base may decrease, which in turn may significantly decrease its revenues.

Moreover, if the security of domain names is compromised, GFS will be unable to use the domain names in its business operations, which could materially and adversely affect its business operations, reputation and brand image. If GFS fails to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators GFS relies upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate GFS’ data, which could materially and adversely affect GFS’ business operations and reputation.

GFS’ platform could be disrupted by network interruptions.

GFS’ platform depends on the efficient and uninterrupted operation of its computer and communications systems. System interruptions and delays may prevent GFS from efficiently processing the volume of transactions on the businesses GFS operates.

GFS may experience in the future system interruptions and delays that render websites, mobile apps and services temporarily unavailable or slow to respond. Despite any precautions GFS may take, the occurrence of a natural disaster or other unanticipated problems at its facilities, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems, computer viruses or human errors, could result in delays in or temporary outages of GFS’ platforms or services, loss of its, consumers' and customers' data and business interruption for GFS and its customers. Any of these events could damage GFS’ reputation, significantly disrupt its operations and subject it to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect GFS’ business, financial condition and results of operations.

GFS’ business is subject to a number of risks that could materially and adversely affect its ability to provide its services, including:

•	increasing competition, including from other established Chinese Internet companies and companies engaged in other financial technology services;

•	breach of users' privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;

•	service outages, system failures or failure to effectively scale the system to handle growing transaction volumes; and

•	negative news about and social media coverage on GFS, its business, its products and service offerings or matters relating to GFS’ data security and privacy.

If other third-party service providers in GFS’ platform fail to provide reliable or satisfactory services, GFS’ reputation, business, financial condition and results of operations may be materially and adversely affected.

A number of third-party participants, including mobile app developers, cloud-based developers, marketing affiliates and various professional service providers, provide services to users on GFS’ platform. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, GFS’ ability to retain, attract or engage its users may be severely limited, which may have a material and adverse effect on GFS’ business, financial condition and results of operations. These third-party service providers also engage in a broad range of other business activities outside of GFS’ platform. If these third-party participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of GFS’ platform, including, for example, the leak or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants fail to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off GFS’ platform, GFS could suffer reputational harm, even if these activities are not related to, attributable to or caused by it, or within its control.

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

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. As the financial performance of the green energy products and services reporting was below our original expectations, fair value of these reporting units were indicated to be lower than its carrying value. We performed the two-step goodwill impairment test and applied the income approach, resulting an impairment loss of goodwill of $20.6 million $10.3 million and $5.6 million being recorded for the year ended December 31, 2019, 2018 and 2017. Moreover, we assessed the recoverability of the carrying value of the Boca’s intangible assets, and impairment on intangible assets were $18,893 for the years ended December 31, 2019, $nil and $nil being recorded for the year ended December 2018 and 2017, respectively. We may continue to incur impairment charges in connection with our investments or acquisitions, which could depress our profitability and have a material adverse impact on our financial results.

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

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in China, in particular the risk of monetary and fiscal policies to address inflation, businesses in China are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As at December 31, 2019 and 2018, loans and interest receivable owed from our customers to FAF and Giant Credit amounted to approximately $42.5 million and $37.1 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loans and interest receivables, which in turn may adversely affect our financial position and profitability.

FAF and Giant Credit may fail to renew its money lenders license.

Our money lending business is subject to licensing requirements under the provisions of the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). Money lenders licenses are granted by the licensing court of Hong Kong and are renewable annually subject to satisfaction of all licensing conditions. The licensing court has the discretion to suspend or revoke a license if a licensee is in breach of any licensing conditions. We cannot guarantee that the conditions or requirements which FAF and Giant Credit may be required to satisfy or meet will not change from time to time. In the event that FAF and Giant Credit are unable to renew its money lenders license in a timely manner or if the licensing court or other relevant authorities do not approve the application for a renewal of its money lenders license, FAF and Giant Credit may not be able to operate its money lending business until such time as it receives a new license, which may have a material adverse effect on our financial condition and results of operation.

The businesses of FAF and Giant Credit is affected by fluctuations in interest rates and our credit position.

The interest rate risks faced by FAF and Giant Credit arise from both the interest-bearing lending and borrowings of our money lending business. In particular, our profitability is highly correlated with the net interest margin, being the difference between the interest rate charged to our customers and the costs of our funding. The interest rate chargeable by Giant Credit to its customers is determined by, amongst other factors, the market demand for loans and the prevailing competition in the industry, and is ultimately capped by the relevant provisions of the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). The borrowing cost of FAF and Giant Credit is determined with reference to the overall local money lending market conditions and our credit positions. An increase in general interest rates or a deterioration of our credit positions will lead to increases in our funding costs.

There is intense competition in the money lending industry.

As of April 30, 2020, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,279 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Our risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which we operate. FAF and Giant Credit has been providing personal loans and corporate loans to its customers since it first obtained its money lenders license in 2011 and 2016. Given its limited operating history, FAF and Giant Credit did not have a sufficient operating data to develop a reasonable estimation for its loan loss provision. The provision policy of the Company does not distinguish among loans by type of guarantee. In addition, the Company has a policy in place to calculate the specific provision amount pursuant to U.S. GAAP as funds set aside covering losses due to risks related to a particular borrower. The reserve rate is decided based on management estimate of loan collectability.

However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

While we believe we use the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance, which could negatively affect our results of operations and financial condition.

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

FAF and Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

FAF and Giant Credit Limited have been providing high-quality personal loans and corporate loans to its customers since it first obtained its money lenders license in 2011 and 2016. The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided   by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.

The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).

The business operation of FAF and Giant Credit are regulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and full compliance with such regulation is essential for us to carry on our business. Notwithstanding this, the relevant regulatory authorities may from time to time amend the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) or adopt new laws and regulations applicable to licensed money lenders in Hong Kong. Our operation, financial performance and business prospects may be materially and adversely affected if we are not able to comply with any changes and/or new requirements in applicable laws and regulations related to the money lending industry in Hong Kong. Notably, for the personal loans and corporate loans granted by us to our customers, the interest rate for such loans shall not exceed the maximum effective interest rate of 60% per annum as stipulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). In the event that such maximum limit for interest rate is lowered as a result of any change to the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and/or any relevant laws and regulations, thus limiting and lowering the interest rate we can offer to our customers, our financial performance, operational results and profitability may be materially and adversely affected.

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

We are required to reassess the fair value of our investment properties at the end of each reporting period. Under US GAAP, impairment losses arising from changes in the fair value of our investment properties are included in our consolidated statements of profit or loss for the period in which they arise. For the year ended December 31, 2019, our impairment on investment properties held by Giant Credit, 11 Hau Fook Street, First Asia Tower and Vision Lane was $nil, $0.1 million, $nil and $nil, respectively. The amount of revaluation adjustments has been, and will continue to be, subject to market fluctuations. As a result, we cannot assure you that changes in the market conditions will continue to create fair value gains on our investment properties or that the fair value of our investment properties will not decrease in the future. In addition, the fair value of our investment properties may materially differ from the amounts we would receive in actual sales of the investment properties. Any significant decreases in the fair value of our investment properties or any significant decreases in the amount we could receive in actual sales of the investment properties as compared with the recorded fair value of such properties would materially and adversely impact our results of operations.

Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, First Asia Tower and Vision Lane. For the years ended December 31, 2019 and 2018, revenue generated from our investment properties constituted $1.2 million and $0.6 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and prospectus.

GFS, Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

Our operating subsidiaries, GFS, Giant Credit, 11 Hau Fook Street and Paris Sky, were acquired by us in  January 31, 2020, December 22, 2017, March 8, 2018 and June 7, 2018, respectively. Our experience and operations in the industries that they respectively operate are relatively limited.  As a result, there is limited historical information available upon which you can base your evaluation of our business prospects and future financial performance in such industries. There is no assurance that we can maintain our profitability and growth in the future. The limited financial results on the four subsidiaries should not be used as an indication of our business prospects and our performance in the future. Furthermore, we may encounter significant risks and difficulties frequently experienced by companies with early stage operations, and such risks and difficulties may be heightened in a rapidly developing market such as the fintech service and IT support service and the money lending and property investment markets in Hong Kong. Our future operating results depend upon a number of factors, including our ability to attract users, manage our growth, retain our customers as well as identify and attract new ones and to provide loan products at competitive rates which suit our customers’ needs. If we are unable to successfully address the above issues, we may be unable to operate our business in the manner which we contemplate and generate revenues from such activities in the amounts and within the timeframes which we anticipate. If any of these events were to occur, it would have a material adverse effect on our business, prospects, financial condition, results of operation and cash flow.

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

The recent global market and economic were unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2019, 2018 and 2017, we recorded$0.6 million, $0.5 million and $0.7 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

The audit reports included in this annual report have been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issue the audit reports included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Many other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors without the approval of the Chinese authorities. Thus, our auditors and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

In addition, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which the PCAOB is unable to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, there has been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. There have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting the PRC-based companies from accessing U.S. capital markets.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares.

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

To regain compliance with the minimum bid price requirement, the Company must have a minimum, closing bid price of $1.00 or more for a minimum of ten consecutive business days during a 180-day compliance period. If compliance does not occur within the applicable 180-day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff's determination to delist its securities to a Hearing Panel. During any appeal process, the Company's ordinary shares would continue to trade on the NASDAQ Capital Market.

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

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

1.	actual or anticipated fluctuations in our annual and quarterly operating results and changes or revisions in our expected results;

2.	changes in financial estimates by securities research analysts;

3.	market conditions for the industries that the Company operates in;

4.	changes in the economic performance or market valuations of companies specializing in industries that the Company operates in;

5.	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

6.	addition or departure of our senior management and key research and development personnel;

7.	fluctuations of exchange rates between the RMB and the U.S. Dollars;

8.	changes in investors’ perception toward U.S.-listed Chinese companies;

9.	release or expiry of transfer restrictions on our outstanding ordinary shares; and

10.	sales or perceived potential sales of our ordinary shares.

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

According to the Honesty SPA, the $76.0 million in total consideration was to be paid in installments. As of May 31, 2012, we received the full amount of the consideration, of which:

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

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million) to Leung Iris Chi Yu (“Ms. Leung”). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million).

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99,450,000 ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

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

Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines.

The total consideration to be paid for GFS is $64.3 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21,794,872 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS.

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

B. Business overview.

Our Business

SGOCO is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing personal loans and corporate loans to high quality target borrowers (c) property investment to generate additional rental income and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

Giant Credit Limited is a Hong Kong incorporated company which has the money lenders license for carrying on money lending business in Hong Kong.  Giant Credit Limited has been providing personal loans and corporate loans to its customers since 2016.  Since the commencement of business, Giant Credit Limited has continued to record growth in its personal loans and corporate loans receivable along with satisfactory interest income.

Vision Lane Limited is a private limited company incorporated in the British Virgin Islands.  Vision Lane currently owns a property in Hong Kong for investment purpose and it has a wholly owned subsidiary, First Asia Finance Limited (“FAF”) which is a Hong Kong incorporated company and a licensed money lender in Hong Kong.  The principal business of FAF is money lending which is similar to Giant Credit Limited but with a larger customer base. Management believes that the recent downturn in the economy creates demand for cashflow which provides the Company with a great opportunity to expand its personal loans and corporate loans business and portfolio.  In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property personal loans and corporate loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.  This further enhances the competitive edge of money lenders in Hong Kong.

We have investments in four real properties in Hong Kong (held under Giant Credit, 11 Hau Fook Street Limited and Vision Lane Limited) and 19 storey building in Hong Kong (held under First Asia Tower, a wholly owned subsidiary of Paris Sky Limited).  These investments generate additional rental income to enhance our cashflow.  The properties are managed by our team with experience in property management and rental management which operates in a cost-effective manner.

Giant Financial Services Limited (“GFS”) is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. We intend to integrate GFS into our existing platform to support its current business lines.

GFS aims to develop a one-stop fintech mobile application covering lending, insurance brokerage and consultancy, asset management and financial services and offer financial and insurance products and solutions via its mobile application.  Once developed, this mobile application will act as a platform of products offered by partners, allowing users to shop around at fair market prices for products ranging from online investment and insurance, online banking and financial management, and online lending.  GFS aims to design and develop a dynamic, connective and self-reinforcing ecosystem providing users with one-stop financial services especially focusing on credit facilitation, credit management, bank cards management and investment-related services.

Through collaborating with business partners, GFS will integrate its financial and insurance products as well as other solutions into the platform to provide customers with seamless user experience which in turn would encourage stronger user engagement on the platform.  At the same time, GFS is in negotiation with experienced financial and insurance service companies and fintech solutions providers as potential partners to jointly develop and support the platform by sharing resources and technological know-how within the ecosystem.

SGOCO Products

Our current product lines on sale include:

1.	Phase Change Material Thermal Energy Storage ("Boca PCM - TES"), and energy saving.

2.	Money lending.
3.	Property investment.

4.	Fintech service and IT support service.

Intellectual Property

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

Trademarks

The Trademark are the intangible assets of a recognizable sign, symbol and design under the name “GFS” which is established by use of representing the products and services of the Business Enterprise for the provision of the fintech service and IT support service. The trademark was registered in Hong Kong on June 6, 2019, with the trademark number of 304951224.

C. Regulations.

Chinese government subsidies

For the years ended December 31, 2019, 2018 and 2017, we received no grants from the PRC municipal government.

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

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation, which contributed partly to a decline in our 2016 revenues. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. Through 2019 the RMB continued its depreciation. The exchange rate of the RMB against U.S. Dollar as of December 31, 2019 and 2018 were 6.98 and 6.89.

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

HK Money Lenders Ordinance (Cap 163)

To provide for the control and regulation of money lenders and money-lending transactions, the appointment of a Registrar of Money Lenders and the licensing of persons carrying on business as money lenders; to provide protection and relief against excessive interest rates and extortionate stipulations in respect of loans; to provide for offences and for matters connected with or incidental to the foregoing.

Regulation of Privacy Protection

GFS has to comply with those regulations on the protection of the personal information of the users. GFS is required to properly maintain the users’ personal information and to prevent leakage, damage or loss.

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

E. Property, plant and equipment.

After the Sale of SGOCO (Fujian) and Honesty Group in December 2014 and November 2011, respectively, SGOCO has no production facility and equipment used for research and development. It also owns office equipment. Its principal office is located in Hong Kong. Its operating companies are located in Hong Kong.

Giant Credit holds land and property in Hong Kong with a carrying value of $0.5 million as of December 31, 2019.

11 Hau Fook Street Limited holds land and property in Hong Kong with a carrying value of $3.2 million as of December 31, 2019.

First Asia Tower holds land and property in Hong Kong with a carrying value of $50.2 million as of December 31, 2019.

Vision Lane holds land and property in Hong Kong with a carrying value of $1.0 million as of December 31, 2019.

Boca holds equipment in Hong Kong with a carrying value of $2.8 million as of December 31, 2019.

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

Overview

SGOCO is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The company is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing personal loans and corporate loans to high quality target borrowers and (c) property investment to generate additional rental income and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

The acquisition of Boca was completed on March 31, 2016. The consideration included $52 million in the form of cash, plus up to 19.9% new shares of the Company (as enlarged by the issuance). Assets of Boca acquired and liabilities assumed were mainly proprietary technology at a fair market value of $26.2 million, and deferred tax liabilities of $6.6 million thereon. Goodwill of $36.5 million arose from this acquisition, representing the financial, strategic and operational value of the business of Boca and the synergies expected from the combined operations of Boca and the Company. Boca’s revenues for the year ended December 31, 2019 of $0.4 million were derived from one single customer, which individually accounted for 100% of the Boca’s revenues.

4.	Acquisition and disposal of Century Skyway Limited.

The acquisition of Century Skyway Limited was completed on May 10, 2017. The consideration included $32.6 million in the form of cash, plus 1.5 million newly issued ordinary shares of the Company. Assets of Century Skyway Limited acquired and liabilities assumed were mainly proprietary technology at a fair market value of $19.7 million, and deferred tax liabilities of $4.9 million thereon. Goodwill of $20.2 million arose from this acquisition, representing the financial, strategic and operational value of the business of Century Skyway Limited and the synergies expected from the combined operations of Century Skyway Limited and the Company. The operations of Century Skyway Limited are first reflected in our 2017 financial statements since its date of acquisition.

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million) to Ms. Leung. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million).

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99,450,000 ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

5.	Acquisition of Giant Credit Limited.

The acquisition of Giant Credit Limited was completed on December 22, 2017. The consideration was HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The operations of Giant Credit Limited are first reflected in our 2017 financial statements since its date of acquisition. Giant Credit Limited holds a Money Lenders License and engages in money lending business in Hong Kong.

6.	Acquisition of 11 Hau Fook Street Limited.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million, which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located in Hong Kong

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

Acquisition of Vision Lane Limited.

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

9.	Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines.

The total consideration to be paid for GFS is $64.3 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21,794,872 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS.

10.

Limited operating history.

We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. In addition, we changed our strategic marketing, distribution, and business model in recent years.

11.

Currency Conversions.

Our former PRC subsidiary, SGOCO (Fujian) and SGOCO Shenzhen, and our current PRC subsidiary, Beijing SGOCO, maintain their books and records in RMB, the lawful currency of China. In general, for consolidation purposes, we translate the subsidiaries' assets and liabilities using the applicable closing exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at the applicable average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements are recorded as accumulated other comprehensive income.

The balance sheet amounts with the exception of equity were translated using RMB6.98 and RMB6.89 to $1.00 at December 31, 2019 and 2018, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2019, 2018 and 2017 were RMB6.89, RMB6. 64, and RMB6. 76 to $1.00, respectively.

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

The following is a brief discussion of these critical accounting policies and methods, and the judgments and estimates used by us in their application:

Business combinations

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, we deconsolidate the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For our majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in our consolidated balance sheets.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Leasehold land and buildings	Leasehold land and buildings are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years
Machinery and equipment	4-10 years
Leasehold improvements	5 years
Vehicles and office equipment	4-5 years

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

Goodwill arises from our three reporting units: the green energy products and services, the Virtual Reality technologies products and services, and the money lending services. We perform our annual impairment tests on December 31 of each year.

Warrant liability

For warrants that are not indexed to our stock, we records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Monte-Carlo simulation model. The Monte-Carlo simulation model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

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

Interest receivable

Interest receivable are accrued and credited to income as earned but not received. We determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

Revenue recognition

We adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings at January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product sales

Revenues from product sales are recognized when the customer obtains control of our product, which occurs at a point in time, typically upon delivery to the customer. We expenses incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that it would have recognized is one year or less or the amount is immaterial.

Revenues from product sales are recorded net of reserves established for applicable discounts and allowances that are offered within contracts with our customers.

Provision of energy saving services

Boca enters into a ten-year contract with a customer to provide air conditioning to certain office buildings using its proprietary Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant (the “Plant”). Boca is entitled to all actual electricity running cost saving in 0% to 40% in whole on a quarterly basis, net of a rebate of 2% to 20% depending on the actual electricity running cost saving. Boca accounts for the series of distinct services provided over the ten-year contract as a single performance obligation satisfied over time.

Boca recognizes revenues, being entitlement to actual electricity running cost saving achieved, net of rebates, immediately as it relates to distinct services that have already been performed.

Interest on loan receivables

Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. We do not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Property lease and management

Minimum contractual rental income related to property leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with our standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management.”

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

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2019 and 2018

Revenue

Our sales were $5.53 million for the year ended December 31, 2019, which increased by $3.95 million, or 249.7% from $1.58 million in the year ended December 31, 2018.  During the year ended December 31, 2019, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.19 million, compared to income of $0.59 million in 2018. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $3.93 million in 2019, compared to $0.98 million in 2018. We through Boca earned energy saving service and product income of $0.41 million in 2019, compared to $0.01 million in 2018.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time vs point in time	2019	2018	2017
Revenue by recognition over time	$5, 517	$1,570	$-
Revenue by recognition at a point in time	8	10	51

	$5,525	1,580	$51

	Year ended December 31,
Revenue by major product line	2019	2018	2017
Interest on loans	$3,930	$980	$-
Property lease and management	1,185	590	-
Provision of energy saving services	402	-	-
Product sales	8	10	51

	$5,525	1,580	$51

Cost of revenues

For the year ended December 31, 2019, cost of revenues increased by $1.48 million, or 56.3%, to $4.12 million from $2.64 million for the year ended December 31, 2018. Our cost of revenues mainly includes the amortization of proprietary technologies and depreciation of leasehold land and buildings, which were $3.45 million and $2.37 in 2019 and 2018, respectively.

Gross profit (loss)

Our gross profit was $1.41 million in 2019, compared to gross loss of $1.06 million in 2018.

General and administrative expenses

General and administrative expenses amounted to approximately $4.35 million for the year ended December 31, 2019, $1.96 million or 81.9% higher than $2.39 million for the previous fiscal year. This increase was mainly because we acquired Vision Lane and FAF which incurred administrative expenses of $1.41 million in 2019.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable Our provision for loan losses and interest receivable was $0.19 million in 2019, compared to $nil in 2018.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $0.06 million in 2019, compared to $0.39 in 2018, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Impairment of intangible assets

Impairment of intangible assets was $18.89 million in 2019, compared to $nil in 2018, primarily attributable to the impairment related to the proprietary technology of Boca as the financial performance of the green energy products and services reporting unit continued to fall below our original expectations, and impairment was resulted from the excess of the carrying amounts of these intangible assets over the fair value of the assets.

Impairment of goodwill

Our impairment of goodwill was $20.56 million in 2019, compared to $10.33 million in 2018, primarily attributable to the impairment related to Boca as the financial performance of the green energy products and services reporting unit continued to fall below our original expectations.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.03 million in 2019, compared to $0.39 million in 2018. The gain was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $4.64 million in the fiscal year of 2019, an increase of $4.33 million, from $0.31 million for fiscal year of 2018. Income tax benefit in 2019 and 2018 was related to the deferred tax impact on intangible assets of Boca.

Our PRC entities in 2019 and 2018 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Loss from discontinued operations, net of income tax

Loss from discontinued operations, net of income tax, of $0.01 million and $7.51 million represents the net loss from Century Skyway for fiscals 2019 and 2018, respectively. The loss from discontinued operations for the year ended December 31, 2018 was mainly related to amortization of intangible assets and goodwill impairment related to Century Skyway as the financial performance of the VR technologies products and services reporting unit was below our original expectations. We acquired 100% equity interest in Century Skyway on April 28, 2017, our equity interest diluted to 51% in June 2018 and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway (see Notes 1 and 3 to our 2019 consolidated financial statements). We recorded impairment on goodwill of Century Skyway Limited of $nil and $6.01 million for the years ended December 31, 2019 and 2018, respectively. Amortization of VR technologies were $nil and $1.97 million for the years ended December 31, 2019 and 2018.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2019 was $37.06 million, as compared to $21.06 million for 2018.

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

Selling expenses

During the year ended December 31, 2018, selling expenses were approximately $nil, compared to $0.26 million for the prior fiscal year.

General and administrative expenses

General and administrative expenses amounted to approximately $2.39 million for the year ended December 31, 2018, $0.43 million or 22.0% higher than $1.96 million for the previous fiscal year. This increase was mainly because we acquired two subsidiaries which incurred more administrative expenses in 2018.

General and administrative expenses include office staff salary and benefits, legal, consultant fees, professional fees, office expenses, travel expenses, entertainment, depreciation, amortization of intangible assets, research and development and similar costs.

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

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2019, we held $5.16 million in cash and cash equivalents and had working capital of $40.74 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

In late 2019, we financed our capital requirements with bank borrowings from OCBC Wing Hang Bank Limited with a maximum amount of HK$50 million ($6.4 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50 million ($6.4 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s buildings.

On April 18, 2018, we entered into a Securities Purchase Agreement with Mr. So Chun LIN, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the 2018 Note). The 2018 Note will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which the 2018 Note is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into Ordinary Shares at $1.50 per share. The 2018 Note will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity.

On September 20, 2018, we closed our previously announced rights offering. The offering was fully subscribed. At the closing, the Company issued and sold an aggregate of 50,663,270 ordinary shares at the subscription price of $0.99 per share, pursuant to the exercise of subscriptions and oversubscriptions in the rights offering from its existing shareholders. The Company received aggregate gross proceeds of approximately $50.15 million from the rights offering before deducting offering expenses. The rights offering was made pursuant to the Company's effective registration statement on Form F-1 (Registration No. 333-225977) filed with the Securities and Exchange Commission.

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the Years Ended December 31,
	2019	2018	2017
Net cash provided by (used in) operating activities, continuing operations	$3,112	$(36,152)	$(8,001)
Net cash provided by (used in) operating activities, discontinued operations	3	(22)	24
Net cash (used in) provided by investing activities, continuing operations	(19,265)	(10,402)	7,400
Net cash from investing activities, discontinued operations	-	-	-
Net cash provided by financing activities, continuing operations	6,964	56,146	5,325
Net cash from financing activities, discontinued operations	-	-	-

(DECREASE) INCREASE IN CASH	(9,186)	9,570	4,748

Operating Activities

Net cash provided by operating activities from continuing operations was $3.11 million for the year ended December 31, 2019, the increase in cash was primarily as a result of (i) change in loans receivable of $3.19 million, and (ii) non-cash depreciation and amortization, share-based compensation and impairment loss of goodwill and intangible assets totaled $43.59 million.; the increase was partially offset by (i) net loss from continuing operations of $37.05 million, (ii) deferred income taxes of $5.17 million, and (iii) an increase in interest receivable of $1.19 million.

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

Investing Activities

Net cash used in investing activities from continuing operations was $19.27 million for the year ended December 31, 2019, primarily as a result of (i) deposits of $21.80 million paid for acquisition of GFS, and (ii) advance to other party of $5.84 million, the decrease was partially offset by cash received of $8.99 million from disposal of CSL.

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

Financing Activities

Net cash provided by financing activities from continuing operations was $6.96 million for the year ended December 31, 2019, the increase in cash was primarily consisting of proceeds from new bank loan of $6.41 million.

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

As of December 31, 2019, we had cash of $5.16 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2019, we had the following debts: (i) bank loans totaled $6.4 million for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum, and were secured by the our buildings in Hong Kong; (ii) the liability component of the 2018 Convertible Note of $0.19 million (Refer to Note 15 to the financial statements); (iii) other loans, including accrued interest, totaled $4.26 million from unrelated parties (Refer to Note 16 to the financial statements); and (iv) advances from other party, a director and unrelated parties totaled $0.84 million (Refer to Note 16 to the financial statements).

Related Party Transactions and Transactions with Principal Shareholders

During the years ended December 31, 2019, 2018 and 2017, the Company purchased equipment of $nil, $nil and $7 from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (our shareholder holding 5.27% of our ordinary shares as of December 31, 2019) leased a property in Hong Kong from our subsidiary. The lease will be expired on March 31, 2021. During the years ended December 31, 2019, 2018 and 2017, The lease will expire on March 31, 2021. During the years ended December 31, 2019, 2018 and 2017, the Company received rental income of $49, $33 and $nil that are included in revenue, respectively.

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Victor Or (“Mr. Or”, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) and two other unrelated third parties in the amount of HK$11.5 million ($1.5 million), which was secured by property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of loan to September 25, 2020.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated third parties in the amount of HK$116.5 million ($14.9 million), the repayment of which was guaranteed by Mr. Or, maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of loan to September 25, 2020.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated third parties in the amount of HK$20.0 million ($2.6 million), the repayment of which was guaranteed by Mr. Or, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of loan to March 2, 2019. In 2019, Mr. Or and two unrelated third parties repaid $2.6 million to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.0 million ($0.9 million), the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. In September 2019, Mr. Or repaid $0.9 million to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.0 million ($4.9 million), the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum.

As of December 31, 2019, loans receivable due from Mr. Or and two other unrelated parties totaled $21.3 million (HK$166.0 million) remained outstanding. Subsequent to December 31, 2019, Mr. Or and two unrelated third parties repaid $7.8 million (HK$61.0 million) to the Company. During the years ended December 31, 2019 and 2018, interest of $1.1 million and $0.4 million have been earned on these loans. As of December 31, 2019, and 2018, accrued interest on these loans amounted to $1.0 million and $nil, respectively.

For the years ended December 31, 2019, 2018 and 2017, the Company paid GFS $1.58 million, $0.02 million and $ nil for the provision of IT consultancy and support services, respectively.

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

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2019, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Current maturities of long-term bank loans	$155	$155	$-	$-	$-
Long-term bank loans	6,255	-	334	360	5,561
Future interest payment on bank loans	3,480	246	456	431	2,347
Advances from other party	32	32	-	-	-
Advances from a director	21	21	-	-	-
Advances from unrelated parties	784	784	-	-	-
Other loan - secured	380	380	-	-	-
Other loan - unsecured	3,877	3,877	-	-	-
Convertible notes – future interest payment	191	46	80	66	-
Operating lease obligations	100	71	29	-	-
Total	$15,275	$5,612	$899	$857	$7,908

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Jason Che Wai AU	40	Director
Lai Man CHEUNG	43	Director
Wood Shing Kei SZE	40	Director
Wang Tai Dominic LI	36	Director
Hok Fung WAI	43	Director
Raleigh Siu LAU	67	Chief Executive Officer and President
Tommy Wing Ling LUI	44	Chief Technology Officer
Xiao-Ming HU	48	Interim Chief Financial Officer
Tony Zhong	36	Vice President of Finance

1 As of December 31, 2019

Lai Man CHEUNG, Director. Mr. Cheung has been a director of the Company since April 27, 2020. Mr. Cheung has served as the Director of Strategic Operations and Research & Development in Tsuen Lee Group (Holdings) Limited (‘TLG’) since 2006. TLG is currently one of the largest OEM manufacturers of toys, baby gear and household products, operating eight factories with over 15,000 personnel. The major customers of TLG include Mattel, Inc., Fisher-Price, MGA Entertainment, Ferrero SpA – Kinder Surprise, Reckitt Benckiser Group plc, Earth Chemical Co. Ltd, etc. In 2008, Mr. Cheung took leadership of the first co-manufacturing program with Mattel, Inc. which was known as Partnership Program. The main achievement of this Partnership Program was to create a win-win situation through streamlining, improving overall performance, and securing business volume. Total revenue of TLG in manufacturing sector was USD178 million in 2019. Mr. Cheung also took leadership in various innovation projects in TLG. In 2016, TLG was granted a patent on his invention of a foldable 3D printer known as LMNET which is a remarkable achievement. Mr. Cheung holds a Master Degree in Business Administration awarded by the University of Liverpool, the United Kingdom.

Jason Che Wai AU, Director. Mr. Au has been a director of the Company since April 27, 2020, Mr. Au has served as Managing Director of the Hong Kong branch of LJ Hooker, one of Australia's largest real estate groups, from 2004 to 2016. In 2016, Mr. Au established White Knight International Limited (‘WKI’), a real estate agency and gold bullion trading company in Hong Kong. He has served as Chief Executive Officer of WKI since then. WKI generated USD255 million revenue in its first year of operation. Mr. Au has been working closely with global pioneer companies in gold bullion industry such as Heraeus Group, Finemetal Asia Ltd, Brink’s Global Services and Malca Amit Far East Ltd. Mr. Au holds a Certificate in Science, Engineering, Computing and Mathematics awarded by University of Technology, Sydney. He is also a registered estate agent, a registered rough diamond trader and a registered rice stockholder in Hong Kong.

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

Hok Fung WAI, Director. Mr. Wai has been a director of the Company since December 21, 2015. Mr. Wai is an expert in the solar industry, dredging, highway construction and power stations projects. Mr. Wai also has many years of experience in M&A, fund raising and pre-IPO transactions. In the early 2008, he set up Hebort International Ltd, a Hong Kong based company which associates with a few of China State Owned Enterprises including China Harbour, China Communication Construction, CNTIC and Shenhua group. Hebort later became a partner of Silverbear Capital and a strategic partner of UNIDO in exploring solar, Green and energy saving industry for more than 6 years. Mr. Wai still serves as the director of Wahfong Industrial Development Co Ltd based in Guangdong China for luxury garment business, and as President and director of IWeb, Inc. since December, 2016.

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

For the year ended December 31, 2019, the aggregate cash compensation paid to our executive officers was approximately $0.1 million. Share-based compensation expensed by us to our directors and executive officers with respect to the year ended December 31, 2019 was $0.60 million.

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

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Hok Fung Wai and Lai Man CHEUNG to administer the Company’s 2010 Plan and 2016 Plan.

Audit Committee. Our audit committee consists of Mr. Sze (Chairperson), Mr. Au and Mr. Li. Our Board of Directors has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of NASDAQ rules. In addition, our Board of Directors has determined that Mr. Sze is an “audit committee financial expert,” as defined under SEC Regulations. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Au (Chairperson), Mr. Sze and Mr. Cheung. We have determined that all of the compensation committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our Board of Directors relating to compensation of our directors, executive officers and other key employees, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the Company adopted by the management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

1.	reviewing and approving the total compensation package for our chief executive officer:

2.	reviewing and recommending to the Board regarding the compensation of our directors, principal executives and other key employees; and

3.	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Nominating Committee. Our nominating committee consists of Mr. Li (Chairperson), Mr.Au and Mr. Cheung. We have determined that all of the nominating committee members satisfy the “independence” requirements of Rule 5605 of NASDAQ rules. The nominating committee assists our Board in selecting individuals qualified to become members of our Board and in determining the composition of our Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees.

As of December 31, 2019, the company had 11 full time employees, all of which are management and administrative staff members.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of June 10, 2020, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of June 12, 2020 by the sum of 96,098,647 being the number of ordinary shares issued and outstanding as of June 10, 2020 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of June 10, 2020 . Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Raleigh Siu LAU	1,000,000	*
Tommy Wing Ling LUI	500,000	*
Xiao-Ming Hu	-	*
Lai Man CHEUNG	-	*
Jason Che Wai AU	-	*
Wang Tai Dominic LI	70,000	*
Wood Shing Kei SZE	-	*
Hok Fung WAI	-	*

Principal Shareholders
Victor Or	16,356,500	17.0%
Prime Ocean Holdings Limited (1)	29,000,000	30.2%
Leung Iris Chi YU	23,132,500	24.1%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a charge of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

During the years ended December 31, 2019, 2018 and 2017, the Company purchased equipment of $nil, $nil and $7 from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (our shareholder holding 5.27% of our ordinary shares as of December 31, 2019) leased a property in Hong Kong from our subsidiary. The lease will be expired on March 31, 2021. During the years ended December 31, 2019, 2018 and 2017, the Company received rental income of $49, $33 and $nil that are included in revenue, respectively.

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Victor Or (“Mr. Or”, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) and two other unrelated third parties in the amount of HK$11.5 million ($1.5 million), which was secured by property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of loan to September 25, 2020.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated third parties in the amount of HK$116.5 million ($14.9 million), the repayment of which was guaranteed by Mr. Or, maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of loan to September 25, 2020.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated third parties in the amount of HK$20.0 million ($2.6 million), the repayment of which was guaranteed by Mr. Or, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of loan to March 2, 2019. In 2019, Mr. Or and two unrelated third parties repaid $2.6 million to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.0 million ($0.9 million), the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. In September 2019, Mr. Or repaid $0.9 million to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.0 million ($4.9 million), the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum.

As of December 31, 2019, loans receivable due from Mr. Or and two other unrelated parties totaled $21.3 million (HK$166.0 million) remained outstanding. Subsequent to December 31, 2019, Mr. Or and two unrelated third parties repaid $7.8 million (HK$61.0 million) to the Company. During the years ended December 31, 2019 and 2018, interest of $1.1 million and $0.4 million have been earned on these loans. As of December 31, 2019, and 2018, accrued interest on these loans amounted to $1.0 million and $nil, respectively.

For the years ended December 31, 2019, 2018 and 2017, the Company paid GFS $1.58 million, $0.02 million and $ nil for the provision of IT consultancy and support services, respectively.

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

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2019 and 2018.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for our business and arise principally in lending activities.

Credit risk on loans receivable is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, we require collateral primarily in the form of rights to property.

We originate loans to customers located primarily in Hong Kong. This geographic concentration of credit exposes us to a higher degree of risk associated with this economic region.

In measuring the credit risk of lending loans to corporate customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, we use standard approval procedures to manage credit risk for personal loans.

Foreign Exchange Risk

The value of the RMB against the U.S. Dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. Dollars in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which contributed partly to a decline in our 2015 revenues, which we report in U.S. dollars in our financial statements. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. Through 2019 the RMB continued its depreciation. The exchange rate of the RMB against U.S. Dollar as of December 31, 2019 and 2018 were 6.98 and 6. 89.

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

Interest rate risk

Our interest rate risk arises primarily from bank borrowings bearing interest based on floating rates. We currently do not have any interest rate hedging policy and have not historically used any derivative financial instruments to manage our interest risk exposure. Our management monitors our interest rate profile and will consider hedging interest rate should there be a need.

As of December 31, 2019, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased our pre-tax loss for the year by $0.06 million.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2019, our internal control over financial reporting was not ineffective.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2019 and 2018.

	2019	2018
Audit Fee	$230,376	$236,546
Audit-Related Fees	-	-
Tax fees	-	-
Total	$230,376	$263,546

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.2	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.3	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.5	Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.6	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.7	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015. (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.8	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015. (incorporated by reference to Exhibit 4.14 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.9	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.10	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.11	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.12	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.13	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015. (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.14	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.15	Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16	Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17	Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18	Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19	Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20	Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21	Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22	Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23	Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24	Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25	Sale and Purchase Agreement dated December 23, 2019, by and between SGOCO Group, Ltd. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26	Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Centurion ZD CPA & Co.

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: June 15, 2020	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SGOCO Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SGOCO Group, Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2016.

Hong Kong, China

June 15, 2020

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(In thousands of U.S. dollars except share and per share data)

	2019	2018
ASSETS
CURRENT ASSETS
Cash	$5,161	$14,342
Accounts receivable, net of provision for doubtful accounts of $196 and $196, respectively	37	12
Loans receivable, net of $192 and $nil provision for loan losses respectively	33,886	31,047
Interest receivable, net of provision for doubtful accounts of $2 and $nil respectively	1,342	5
Other receivables and prepayments	6,802	1,860
Current assets held for sale	-	29,283
Total current assets	47,228	76,549

Deposits for acquisition of subsidiaries	21,795	6,410
Deferred tax assets	-	161
Plant and equipment, net	57,884	58,319
Operating lease right-of-use assets, net	95	-
Intangible assets, net	2,377	22,579
Long-term loans receivable, net of $nil provision for loan losses	7,293	6,019
Goodwill	3,906	20,804

Total assets	$140,578	$190,841

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$155	$200
Accounts payable, trade	1	-
Other payables and accrued liabilities	5,529	4,258
Operating lease liability, current	68	-
Customer deposits	1	1
Allowance on guarantee	-	974
Taxes payable	693	206
Convertible notes - current	46	114
Current liabilities held for sale	-	4,282
Total current liabilities	6,493	10,035

LONG-TERM LIABILITIES
Long-term bank loan	6,255	-
Operating lease liability, non-current	29	-
Convertible notes – non-current	145	360
Warrant derivative liability	253	286
Deferred tax liabilities	6,777	11,986
Total liabilities	19,952	22,667

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, nil issued and outstanding as of December 31, 2019 and December 31, 2018	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 80,026,647 and 75,507,300 issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	320	302
Additional paid-in-capital	117,804	116,648
Retained earnings	2,316	21,128
Accumulated other comprehensive loss	(10)	(9)
Total SGOCO Group, Ltd. shareholders' equity	120,430	138,069
Non-controlling interests	196	30,105
Total equity	120,626	168,174
Total liabilities, non-controlling interests and shareholders' equity	$140,578	$190,841

The accompanying notes are an integral part of these consolidated financial statements.

 SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(In thousands of U.S. dollars except share and per share data)

	2019	2018	2017
REVENUES	$5,525	$1,580	$51
COST OF REVENUES	4,119	2,635	1,343
GROSS PROFIT (LOSS)	1,406	(1,055)	(1,292)
OPERATING EXPENSES:
Selling expenses	-	-	257
General and administrative expenses	4,350	2,391	1,959
(Reversal) allowance for guarantee	(974)	157	-
Provision for loan losses and interest receivable	194	-	-
Impairment loss of intangible assets	18,893	-	-
Impairment loss of property, plant and equipment	60	385	-
Impairment loss of goodwill	20,556	10,330	5,618
Total operating expenses	43,079	13,263	7,834

OPERATING LOSS FROM CONTINUING OPERATIONS	(41,673)	(14,318)	(9,126)

OTHER INCOME (EXPENSES):
Interest income	1	-	134
Interest expense	(218)	(198)	(13)
Other income (expense), net	162	(3)	2
Gain from disposal of a subsidiary	3	263	-
Gain (loss) on change in fair value of warrant derivative liability	33	394	(150)
Total other income (expenses), net	(19)	456	(27)

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(41,692)	(13,862)	(9,153)
INCOME TAX BENEFIT	4,640	311	350

NET LOSS FROM CONTINUING OPERATIONS	$(37,052)	$(13,551)	$(8,803)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(7)	(7,513)	(2,411)

NET LOSS	(37,059)	(21,064)	$(11,214)

Net loss attributable to non-controlling interests – continuing operations	17,654	5,377	-
Net loss attributable to non-controlling interests – discontinued operations	3	3,315	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	$(19,402)	$(12,372)	$(11,214)

NET LOSS	$(37,059)	$(21,064)	$(11,214)
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	1	(100)	369
Realization of foreign currency translation loss relating to disposal of a subsidiary	(2)	7,422	-
COMPREHENSIVE LOSS	(37,060)	(13,742)	(10,845)
Comprehensive loss attributable to non-controlling interests	17,657	8,692	-
Comprehensive loss attributable to ordinary shareholders of SGOCO Group Ltd.	$(19,403)	$(5,050)	$(10,845)

LOSS FROM CONTINUING OPERATIONS PER SHARE
Basic	$(0.24)	$(0.23)	$(0.78)
Diluted	$(0.24)	$(0.23)	$(0.78)

LOSS FROM DISCONTINUED OPERATIONS PER SHARE
Basic	$(0.00)	$(0.12)	$(0.21)
Diluted	$(0.00)	$(0.12)	$(0.21)

LOSS PER SHARE:
Basic	$(0.24)	$(0.35)	$(0.99)
Diluted	$(0.24)	$(0.35)	$(0.99)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	79,197,068	35,080,704	11,341,629
Diluted	79,197,068	35,080,704	11,341,629

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

	Ordinary shares
	Number of shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total
BALANCE, January 1, 2017	9,387,928	$38	$42,205	$52,136	$(7,700)	$-	$86,679

Shares issued for equity compensation plan	190,000	1	740	-	-	-	741
Shares issued on acquisition of a subsidiary	3,720,283	15	4,664	-	-	-	4,679
Shares issued on placement financing	2,866,644	11	2,550	-	-	-	2,561
Net loss	-	-	-	(11,214)	-	-	(11,214)
Foreign currency translation adjustment	-	-	-	-	369	-	369
BALANCE, December 31, 2017	16,164,855	$65	$50,159	$40,922	$(7,331)	$-	$83,815

Shares issued for equity compensation plan	1,680,000	7	1,987	-	-	-	1,994
Shares issued on exercise of Investor Warrants	174,903	1	174	-	-	-	175
Shares issued on acquisition of subsidiaries	6,824,272	27	8,161	-	-	-	8,188
Equity component of the 2018 Notes (note 15)	-	-	5,306	-	-	-	5,306
Shares issued on rights offering	50,663,270	202	49,789	-	-	-	49,991
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	(7,422)	7,422	-	-
Disposal of partial interest in subsidiaries without losing control	-	-	1,072	-		38,797	39,869
Net loss	-	-	-	(12,372)	-	(8,692)	(21,064)
Foreign currency translation adjustment	-	-	-	-	(100)	-	(100)
BALANCE, December 31, 2018	75,507,300	$302	$116,648	$21,128	$(9)	$30,105	$168,174

Shares issued on acquisition of subsidiaries	4,519,347	18	5,224	-	-	-	5,242
Cancellation of 2018 Notes (Notes 3 and 15)	-	-	(3,480)	-	-	-	(3,480)
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	2	(2)	-	-
Disposal of interest in a subsidiary	-	-	(588)	588	-	(12,252)	(12,252)
Net loss	-	-	-	(19,402)	-	(17,657)	(37,059)
Foreign currency translation adjustment	-	-	-	-	1	-	1
BALANCE, December 31, 2019	80,026,647	$320	$117,804	$2,316	$(10)	$196	$120,626

The accompanying notes are an integral part of these consolidated financial statements.

 SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(In thousands of U.S. dollars)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(37,052)	$(13,551)	$(8,803)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,476	2,383	1,404
Amortization of operating lease right-of-use assets	40	-	-
Deferred income taxes	(5,172)	(457)	(350)
Share-based compensation expenses	600	534	741
Provision for loan losses and interest receivables	194	-	-
Impairment loss of intangible assets	18,893	-	-
Impairment loss of property, plant and equipment	60	385	-
Impairment loss of goodwill	20,556	10,330	5,618
(Reversal) allowance for guarantee	(974)	157	-
Gain on disposal of a subsidiary	(3)	(263)	-
(Gain) loss on change in fair value of warrant derivative liability	(33)	(394)	150
Change in operating assets
Accounts receivable, trade	(25)	(12)	119
Loans receivable	3,190	(36,396)	-
Other receivables and prepayments	301	(343)	(187)
Interest receivable	(1,188)	1	-
Advances to suppliers	-	179	(179)
Change in operating liabilities
Accounts payable, trade	1	5	(1)
Other payables and accrued liabilities	(120)	1,104	(100)
Operating lease liabilities	(38)	-	-
Taxes payable	406	186	(6,413)

Net cash provided by (used in) continuing operations	3,112	(36,152)	(8,001)
Net cash provided by (used in) by discontinued operations	3	(22)	24
Net cash provided by (used in) operating activities	3,115	(36,174)	(7,977)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment from an unrelated party	-	-	6,457
Advance to other party	(5,835)	-	-
Purchase of property and equipment	(697)	(2,442)	-
Proceeds from acquisition of subsidiaries	75	1,983	943
Settlement of a promissory note for acquisition of a subsidiary	-	(3,533)	-
Proceeds from disposal of a subsidiary	8,987	-	-
Deposits paid for acquisition of subsidiaries	(21,795)	(6,410)	-
Net cash (used in) provided by continuing operations	(19,265)	(10,402)	7,400
Net cash from discontinued operations	-	-	-
Net cash (used in) provided by investing activities	(19,265)	(10,402)	7,400

CASH FLOWS FROM FINANCING ACTIVITIES:
New bank loan raised	6,410	200	-
Repayment of bank borrowings	(200)	-	-
Proceeds from convertible notes	-	5,780	-
Proceeds from exercise of warrants	-	175	-
Proceeds from shares issuance	-	49,991	3,091
Proceeds from other loan from unrelated party, unsecured	701	-	2,172
Advances from a director	21	-	-
Repayment to a director	(4)	-	-
Advances from other party	32	-	-
Advances from unrelated parties	4	-	283
Repayment to an unrelated party	-	-	(221)

Net cash provided by continuing operations	6,964	56,146	5,325
Net cash from discontinued operations	-	-	-
Net cash provided by financing activities	6,964	56,146	5,325

(DECREASE) INCREASE IN CASH	(9,186)	9,570	4,748

Cash and pledged bank deposits, beginning of year	14,347	4,777	29

Cash and pledged bank deposits, end of year	$5,161	$14,347	$4,777

Analysis of Cash and Pledged bank deposits
Included in cash and cash equivalents per consolidated balance sheets	5,161	14,342	$4,752
Included in assets of discontinued operations	-	5	25
Cash and Pledged bank deposits, end of year	$5,161	$14,347	$4,777

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$106	$-	$-
Cash paid for income taxes	130	-	6,413

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for acquisition of subsidiaries	5,242	8,188	4,679
Cancellation of 2018 Notes (Notes 3 and 15)	3,480	-	-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

The Company has effected a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 on January 19, 2016.

On August 10, 2016, the shareholders of the Company approved an increase of the authorized ordinary shares of the Company from 12,500,000 shares to 50,000,000 shares at the annual shareholders meeting.

On April 28, 2017, SGOGO International (HK) Limited, a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all the issued and outstanding capital stock of Century Skyway Limited, a company incorporated in Hong Kong at a consideration of $32,600 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, SGOCO formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.6 million ($2.4 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality personal loans and corporate loans to its customers since 2016. Since the commencement of business, Giant Credit Limited has continued to record a growth in its loans receivable along with satisfactory interest income.

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

On May 17, 2018, the Company entered into a Sale and Purchase Agreement to sell its 100% ownership interest in SGOCO Shenzhen to Realm Valley Limited, a company incorporated in British Virgin Islands, for $1 in total consideration.

The following table represents the net assets of the SGOCO Shenzhen as of May 31, 2018 (date of disposal):

Carrying amount
Cash	$1
Accounts receivable	(5)
Accounts payable, trade	(240)
Other receivables and prepayments	1
Other payables and accrued liabilities	(21)
Net assets as of May 31, 2018 (date of disposal)	(264)
Consideration	$1
Gain on disposal of a subsidiary	$(263)

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30,334,590 ($3.9 million), the fair value of the 3,889,050 ordinary shares was $4.8 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million), (3) the transfer of a 48.9% interest in Boca at an agreed value of HK$184,842,000 ($23.7 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27,103,410 ($3.5 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, First Asia Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.0 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million). On September 20, 2019, the Company entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited, to Ho Pui Lung at an agreed value of HK$99,450,000 ($12.75 million). Upon the satisfactory completion of the closing conditions contained in the Agreement, the operational and management control over CSL were shifted from SGOCO to Ho Pui Lung on December 31, 2019 (Note 3).

On June 26, 2018, the shareholders of the Company approved to increase the authorized share capital of the Company from $201,000 divided into 50,000,000 ordinary shares of par value $0.004 and 1,000,000 preferred shares of par value $0.001 each to $2,010,000 by the creating of 450,000,000 ordinary shares of par value $0.004 each and 9,000,000 preferred shares of par value $0.001 each such that the share capital of the Company shall be divided into 500,000,000 ordinary shares of par value $0.004 and 10,000,000 preferred shares of par value $0.001 each.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane Limited for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance of $7.5 million in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lane (Note 8(d)).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (“Mr. Or”) for the purchase and sale of Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.7 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.8 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its acquisition of GFS (Note 8(f)).

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2019:

	Place incorporated	Ownership percentage
SGOCO	Cayman Islands	Parent Company
SGOCO International	Hong Kong	100%
Beijing SGOCO	Beijing, China	100%
SGO	Delaware, USA	100%
Boca International Limited (“Boca”)	Hong Kong	51%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%
11 Hau Fook Street Limited	Hong Kong	100%
Paris Sky Limited	Marshall Islands	100%
Vision Lane Limited	British Virgin Islands	100%
Suns Tower Limited (Formerly known as “First Asia Tower Limited”) (“FAT”)	Hong Kong	100%
First Asia Finance Limited (“FAF”)	Hong Kong	100%

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

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company's majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets.

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

Leasehold land and buildings	Leasehold land and buildings are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years
Machinery and equipment	4-10 years
Leasehold improvements	5 years
Vehicles and office equipment	4-5 years

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

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2019, and 2018, there was $196 and $196 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

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

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, loans receivable, interest receivable, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, loans, customer deposits and convertible notes.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2019	Fair Value Measurement at December 31, 2019
		Level 1	Level 2	Level 3
Warrant derivative liability	$253	$-	$-	$253

A summary of changes in Warrant derivative liability for the years ended December 31, 2019, 2018 and 2017 was as follows:

Balance at January 1, 2016 and 2017	$-
Issuance of warrants on April 5, 2017	530
Change in fair value of warrant derivative liability	150
Balance at December 31, 2017	680
Change in fair value of warrant derivative liability	(394)
Balance at December 31, 2018	286
Change in fair value of warrant derivative liability	(33)
Balance at December 31, 2019	253

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2019	December 31, 2018	December 31, 2017	April 5, 2017
Market price per share (USD/share)	$0.95	$0.85	$1.06	$2.75
Exercise price (USD/share)	1.00	1.00	1.00	2.75
Risk free rate	1.59%	2.53%	2.00%	1.83%
Dividend yield	-%	-%	-%	-%
Expected term/Contractual life (years)	1.26	2.26	3.26	4.00
Expected volatility	78.11%	81.54%	110.46%	106.46%

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings at January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

Provision of energy saving services

Boca enters into a ten-year contract with a customer to provide air conditioning to certain office buildings using its proprietary Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant (the “Plant”). Boca is entitled to all actual electricity running cost saving in 0% to 40% in whole on a quarterly basis, net of a rebate of 2% to 20% depending on the actual electricity running cost saving. Boca accounts for the series of distinct services provided over the ten-year contract as a single performance obligation satisfied over time.

Boca recognizes revenues, being entitlement to actual electricity running cost saving achieved, net of rebates, immediately as it relates to distinct services that have already been performed.

Interest on loans receivable

Interest on loans receivable is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time vs point in time	2019	2018	2017
Revenue by recognition over time	$5,517	$1,570	$-
Revenue by recognition at a point in time	8	10	51

	$5,525	1,580	$51

	Year ended December 31,
Revenue by major product line	2019	2018	2017
Interest on loans	$3,930	$980	$-
Property lease and management	1,185	590	-
Provision of energy saving services	402	-	-
Product sales	8	10	51

	$5,525	1,580	$51

Contract Balances

For the years ended December 31, 2019 and 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil as of December 31, 2019 and 2018, the Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2019 and 2018:

Rental receipt in advance
Balance as of January 1, 2018	$-
Acquisition of Suns Tower Limited	10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	6
Balance as of December 31, 2018	6
Revenue recognized from beginning contract liability balance	(6)
Advances received from customers related to unsatisfied performance obligations	8
Balance as of December 31, 2019	$8

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2019, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2019, 2018 and 2017, the Company has not incurred any interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2013. With a few exceptions, the calendar (tax) years 2014-2019 remain open to examination by tax authorities in the PRC.

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

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.98 and RMB6.89 to $1.00 at December 31, 2019 and 2018, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2019, 2018 and 2017 were RMB6.89, RMB6.64, and RMB6.76 to $1.00, respectively.

Recent accounting pronouncements

Recently Adopted Accounting Standards

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and ASU No. 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. ASU No. 2016-02 includes some “targeted improvements” for lessors’ financial statements, intended to align lessor accounting with both the lessee accounting model and the updated revenue recognition rules. The new standard also requires lessors to separate nonlease components that transfer a good or service to the customer, such as common area maintenance or utilities, from the lease components. Lessors will account for only the lease components, according to the new ASU. Lessor accounting under this ASU is largely unchanged from that applied under previous GAAP. The Company, as a lessor, is thus not required to make any adjustment on transition for leases but account for these leases in accordance with the ASU from the date of initial application and comparative information has not been restated.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced a new credit reserving model known as the Current Expected Credit Loss (CECL) model, for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures, however, it is expected that the new CECL model will alter the assumptions used in calculating credit losses on loans, among other financial instruments, and may result in material changes to the Company’s credit reserves.

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

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on its financial statements.

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

Note 3 – Discontinued Operations

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126,126,000 ($16.2 million) to Ms. Leung (Note 1). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million), which shall be satisfied by:

1.	the surrender of the 2018 Notes (Note 15) with a principal amount of $3.76 million, beneficially owned by the Purchaser, to SGOCO for cancellation as an initial deposit upon signing of the LOI, and the cancellation shall be irrevocable unless the Company fails to complete the transaction contemplated herein without fault on the part of the Purchaser. On April 30, 2019, the 2018 Notes with a principal amount of $3.76 million were surrendered to the Company for cancellation in satisfaction of the initial deposit thereunder

2.	the payment of the remaining balance by way of a cashier’s order made payable to the Company or such other means as may be mutually agreed by the parties

On September 20, 2019, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99,450,000 ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

As of December 31, 2018, operations of CSL to be disposed of were reported as discontinued operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to CSL have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

2018
Cash	$5
Advances to suppliers	45
Goodwill	12,831
Intangible assets	16,402
Assets held for sale	29,283
Classified as:
— Current	29,283
— Non-current	-

Other payables, accrued liabilities and customer deposits	$182
Deferred tax liabilities	4,100
Liabilities held for sale	4,282
Classified as:
— Current	4,282
— Non-current	-

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2019	2018	2017
Revenues	$-	$-	$-
Cost of revenues	-	-	-
Operating expenses	(7)	(8,005)	(2,740)
Loss before provision for income taxes	(7)	(8,005)	(2,740)
Income tax credit	-	492	329
Loss from discontinued operations, net of income taxes	(7)	(7,513)	(2,411)

The following table summarizes the net assets of CSL at the date of disposal:

Date of disposal of 51% equity interest in CSL (December 31, 2019)
Cash	$2
Advances to suppliers	44
Goodwill	12,831
Intangible assets	16,402
Other payables, accrued liabilities and customer deposits	(185)
Deferred tax liabilities	(4,100)
Net assets of CSL upon disposal	24,994
51%
Interests in net assets of CSL being disposed of	12,747
Consideration	12,750
Gain on disposal of subsidiary	3

Note 4 – Accounts receivable, trade

Accounts receivable as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Accounts receivable	$233	$208
Allowance for doubtful accounts	(196)	(196)
	$37	$12

The movements in allowance for doubtful accounts are as follows:

	2019	2018
Balance at the beginning of the year	$196	$196
Addition	-	-
Balance at the end of the year	$196	$196

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5- Loans receivable, net

The interest rates on loans issued ranged between 2.5% and 58% for the year ended December 31, 2019, and ranged between 6% and 23% for the year ended December 31, 2018.

Loans receivable consisted of the following:

	December 31,
	2019	2018
Loans receivable, gross
Personal loans	$35,611	$30,941
Corporate loans	5,760	6,125
	41,371	37,066
Provision for loan losses	(192)	-
Total loans receivable, net	$41,179	$37,066
Less: classified as non-current loans receivable, net	(7,293)	(6,019)
Total current loans receivable, net	$33,886	$31,047

The following is a maturity analysis of the Company’s loans receivable at December 31, 2019:

For the year ending December 31,
2020	$33,886
2021	4,647
2022	654
2023	233
2024	248
2025 and thereafter	1,511
Total	41,179

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2019 and 2018, the Company had 41 and 15 personal loan customers, and 3 and 3 corporate loan customers, respectively. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Victor Or (“Mr. Or) (seller of Giant Financial Services Limited (note 8(f)) and two other unrelated parties in the amount of HK$11.5 million ($1.5 million), which was secured by residential property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.5 million ($14.9 million), the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$20.0 million ($2.6 million), the repayment of which was guaranteed by Mr. Or and two other unrelated parties, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of the loan to March 2, 2019. In 2019, Mr. Or and two unrelated parties repaid $2.6 million to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.0 million ($0.9 million), the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. In 2019, Mr. Or repaid $0.9 million to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.0 million ($4.9 million), the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum.

As of December 31, 2019, loans receivable due from Mr. Or and two other unrelated parties totaled $21.3 million (HK$166.0 million) remained outstanding. Subsequent to December 31, 2019, Mr. Or and two unrelated third parties repaid $7.8 million (HK$61.0 million) to the Company. During the years ended December 31, 2019 and 2018, interest of $1.1 million and $0.4 million have been earned on these loans. As of December 31, 2019, and 2018, accrued interest on these loans amounted to $1.0 million and $nil, respectively.

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

For the years ended December 31, 2019 and 2018, a provision of $192 and $nil was charged to the statement of income, and no write-off against provisions was made.

For the year ended December 31, 2019, the Company has an amount of $22,194 overdue loans to borrowers, $20,577 of which have re-signed with extended terms as they became defaulted in 2019. The Company did not accrue interest receivables and recognize interest income over the period as the loans become defaulted and will not resume until the previously outstanding interest is fully received. Any future interest received afterwards will be recognized as income directly on a cash-basis.

The following table represents the aging of loans receivable as of December 31, 2019 and 2018:

	December 31,
	2019	2018
1-89 days past due	$177	$2,569
90-179 days past due	9	-
180-365 days past due	908	-
Over 1 year past due	523	-
Total past due	$1,617	$2,569
Current	39,754	34,497
Total loans	$41,371	$37,066

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2019:

	Personal loans	Corporate loans	Total
Unsecured	$-	$-	$-
Unsecured - guarantee backed loans	24,922	5,119	30,041
Pledged assets backed loans	-	-	-
Collateral backed loans	10,689	641	11,330
	$35,611	$5,760	$41,371

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2018:

	Personal loans	Corporate loans	Total
Unsecured	$-	$-	$-
Unsecured - guarantee backed loans	17,500	3,846	21,346
Pledged assets backed loans	-	-	-
Collateral backed loans	13,441	2,279	15,720
	$30,941	$6,125	$37,066

Unsecured Loans

Unsecured loans are made to high net worth corporations and individuals.

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

An provision for loan losses of $192, $nil and $nil was recognized for the years ended December 31, 2019, 2018 and 2017, respectively.

Note 7- Other receivables and prepayments

Other receivables and prepayments as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Advance to other party (i)	$5,835	$-
Utility deposits	29	10
Other receivables	26	27
Prepaid employees’ compensation	861	1,461
Other prepayments	51	362
Other receivables and prepayments	$6,802	$1,860

(i)

In December 2019, the Company paid advance of $5,835 to a company beneficially owned by Luk Lai Ching Kimmy (Luk Lai Ching Kimmy held 5.3% of the Company’s outstanding common stock as of December 31, 2019).  The advances were unsecured and non-interest bearing. Subsequent to December 31, 2019, the sum of $5,835 was repaid to the Company.

Note 8 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

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

Net liabilities acquired (including cash of $1 and other loan of $332)	$(337)
Amortizable intangible assets (i)
Backlog contract (Note 10)	372
Proprietary technology (Note 10)	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

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

Boca’s revenues for the year ended December 31, 2019 of $402 were derived from one single customer, which individually accounted for 98% of the Boca’s revenues.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51.1% after the completion of the transfer of a 48.9% interest in Boca International Limited to Ms. Leung (Note 1).

(b)	Acquisition of Century Skyway Limited

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

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99,450,000 ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 4, 2019(Note 3).

(c)	Acquisition of Giant Credit Limited

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

Net assets acquired (including cash of $943, loans receivable of $670, interest receivables of $6, property, plant and equipment of $508 and income tax payable of $14)	$2,113
Goodwill	248
Deferred tax liabilities	(7)
Total	$2,354

Total purchase price comprised of:
— share-based consideration	$2,354
Total	$2,354

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

(d)	Acquisition of Paris Sky Limited

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

As over 95% of the fair value of the gross assets acquired is concentrated in the leasehold property, the acquisition of Paris Sky Limited is considered an asset acquisition.

Net assets acquired
Property, plant and equipment*	$52,994
Allowance on guarantee	(817)
Other assets acquired (including cash of $1,957, other assets of $50, other payables of $170 and income tax payable of $4)	1,833
Deferred tax assets	116
Deferred tax liabilities	(5,998)
Total	$48,128

Total purchase price comprised of:
— share-based consideration	$4,784
— 48.9% interest in Boca	23,699
— 49% interest in CSL	16,170
— promissory note	3,475
Total	$48,128

*	Property, plant and equipment acquired included leasehold land and buildings with a value of $53.0 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (see (c) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

(e)	Acquisition of Vision Lane

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

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement for the entire issued share capital of Vision Lane for an initial consideration of $12,428 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.5 million in cash. The fair value of the 4,519,347 ordinary shares was $5.2 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.7 million.

On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lan. After the completion of the acquisition, Vision Lane Limited and First Asia Finance Limited became wholly owned subsidiaries of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, March 12, 2019.

Net assets acquired (including cash of $1,122, loan receivables of $7,495, interest receivables of $151, property, plant and equipment of $1,095, other receivables of $20, accounts payable of $30, other payables of $607 and income tax payable of $81)	$9,165
Goodwill	3,658
Deferred tax liabilities	(124)
Total	$12,699

Total purchase price comprised of:
– cash consideration ($6,410 paid in fiscal 2018 in the form of refundable deposit)	$7,457
– share-based consideration	5,242
Total	$12,699

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

(f)	Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (Note 5) for the purchase and sale of the entire equity interest in Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines.

The total consideration to be paid for GFS is $64,341, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21,795 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS.

After the completion of the acquisition, GFS became a wholly owned subsidiary of the Company.

The following table sets forth the Company’s best estimate of fair value of the assets acquired and the liabilities assumed. The Company is in the process of obtaining a third-party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed using the balances as of the closing date, January 31, 2020.

Net assets acquired (including cash of $981, other receivables and prepayments of $707, property, plant and equipment of $7, accrued liabilities of $ 29, other payables-related party of $662 and income tax payable of $292)	$712
Intangible assets (including software of $120, trademarks of $5,937 and backlog contracts of $4,701)	10,758
Goodwill	48,513
Deferred tax liabilities	(1,755)
Total	$58,228

Total purchase price comprised of:
– cash consideration (paid in fiscal 2019 in the form of deposit)	$21,795
– consideration in the form of a promissory note (note)	22,361
– share-based consideration	14,072
Total	$58,228

Note:	The promissory note was issued to Victor Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The promissory note is priced at $22,361 considering the current market interest rate. In March 2020, the Company repaid a total of $7.32 million to Victor Or, and $21.15 million remained outstanding after this partial settlement.

The transaction resulted in a purchase price allocation of $48,513 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of GFS and the synergies expected from the combined operations of GFS and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

For the years ended December 31, 2019, 2018 and 2017, the Company paid GFS $1.58 million, $0.02 million and $ nil for the provision of IT consultancy and support services, respectively.

Note 9 –Property, plant and equipment, net and allowance on guarantee

Property, plant and equipment consisted of the following as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Leasehold land and buildings*	$58,536	$57,320
Construction in progress	-	2,442
Leasehold improvements	11	8
Machinery and equipment	2,895	7
Vehicles and office equipment	141	14
Total	61,583	59,791
Impairment	(445)	(385)
Less: accumulated depreciation	(3,254)	(1,087)
Plant and equipment, net	$57,884	$58,319

*

As of December 31, 2019, leasehold land and buildings (a) with a carrying value of $50.3 million are pledged against the banking facilities from OCBC Wing Hang Bank Limited of HK$50.0 million ($6.4 million) of the Company and (b) with a carrying value of $4.7 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.5 million ($16.4 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 5.27% of the Company’s ordinary shares as of December 31, 2019) (see Note 8(c) and (d) above).

As of December 31, 2018, leasehold land and buildings with a carrying value of $52.1 million which are pledged against the banking facilities from China Citic Bank International Limited of HK$215.32 million ($27.61 million) of a company beneficially owned by Luk Lai Ching Kimmy.

The financial guarantee in the form of property pledge of $nil and $974 as of December 31, 2019 and 2018, respectively, was measured at fair value on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

Construction in progress represented equipment pending installation.

Depreciation expense from continuing operations was $2,167, $1,074 and $2 for the years ended December 31, 2019, 2018 and 2017, respectively.  No depreciation expense from discontinued operations was incurred for the years ended December 31, 2019, 2018 and 2017.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2019, 2018 and 2017, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $0.1 million, $0.4 million and nil, respectively. There were no impairment losses of property, plant and equipment from discontinued operations for the years ended December 31, 2019, 2018 and 2017.

Note 10 – Intangible assets, net

Intangible assets, net, as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Backlog contract (Note 8)	$372	$372
Proprietary technology (Note 8)	26,179	26,179
Accumulated amortization	(5,281)	(3,972)
Impairment	(18,893)	-
Intangible assets, net	$2,377	$22,579

Amortization expenses of intangible assets from continuing operations were $1,309, $1,309 and $1,402 for the years ended December 31, 2019, 2018 and 2017, respectively. Amortization expenses of intangible assets from discontinued operations were $nil, $1,968 and $1,312 for the years ended December 31, 2019, 2018 and 2017, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. Impairment on intangible assets from continuing operations were $18,893, $nil and $nil for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2025 and
	2020	2021	2022	2023	2024	thereafter
	$	$	$	$	$	$
Amortization expenses	146	146	146	146	146	1,647

Note 11 - Goodwill

The movement of the goodwill for the years ended December 31, 2019, 2018 and 2017 is as follows:

Balance as of January 1, 2017	$36,504
Acquisition of GCL	248
Impairment of goodwill in relation to Boca	(5,618)
Balance as of December 31, 2017	31,134
Impairment of goodwill in relation to Boca	(10,330)
Balance as of December 31, 2018	20,804
Acquisition of Vision Lane	3,658
Impairment of goodwill in relation to Boca	(20,556)
Balance as of December 31, 2019	$3,906

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2019, the Company performed testing on reporting units comprise of the green energy products and services and the money lending services.

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

In 2017, 2018 and 2019, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of the green energy products and services reporting unit and the VR technologies products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

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

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $20.56 million, $10.33 million and $5.62 million being recorded for the years ended December 31, 2019, 2018 and 2017, respectively, from continuing operations.

The result of step one impairment test for the VR technologies products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $6.01 million and $1.39 million, respectively, being recorded for the years ended December 31, 2019, 2018 and 2017, respectively, from discontinued operations.

The Company believes that there was no impairment on the goodwill of the money lending and property lease and management reporting units for the years ended December 31, 2019, 2018 and 2017.

Note 12 – Bank loan

	December 31,
	2019	2018
Current maturities of long-term bank loans	$155	$200
Long-term bank borrowings	6,255	-
	6,410	200

2019

On December 10, 2019, the Company obtained banking facilities from OCBC Wing Hang Bank Limited with a maximum amount of HK$50 million ($6.4 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50 million ($6.4 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s leasehold land and buildings (note 9).

2018

On November 30, 2018, the Company obtained banking facilities from Alpen Baruch Bank, a company beneficially owned by Mr. Or (Note 8(f)), for loans with a maximum amount of $0.2 million to November 29, 2019. Under the facilities, the Company borrowed a total of $0.2 million in 2019. The banking facilities were guaranteed by a subsidiary of the Company. The Company agrees not to pledge or sell its tangible or intangible assets to any party without the approval of Alpen Baruch Bank. The Company repaid the loan in March 2019.

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

Total pension expense incurred by the Company from continuing operations was $25, $10 and $20 for the years ended December 31, 2019, 2018 and 2017, respectively. Total pension expense incurred by the Company from discontinued operations was $nil, $3 and $4 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

As of December 31, 2019, 721,836 Investor Warrants were outstanding, and their fair values were $223. As of December 31, 2018, 721,836 Investor Warrants were outstanding, and their fair values were $253.

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

As of December 31, 2019, 95,653 Placement Agent Warrants were outstanding, and their fair values were $30. As of December 31, 2018, 95,653 Placement Agent Warrants were outstanding, and their fair values were $33.

The amount of $33, $394 and ($150) was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2018 and 2017, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2019 and 2018:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2018	992,392	$1.00	3.26
Exercisable at January 1, 2018	992,392	1.00	-
Granted	-	-	-
Exercised	174,903	1.00	-
Surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2018	817,489	$1.00	2.26
Exercisable at January 1, 2019	817,489	1.00	-
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Expired	-	-	-
Exercisable at December 31, 2019	817,489	$1.00	1.26

Note 15 – Convertible notes

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

On April 30, 2019, the 2018 Notes with a principal amount of $3.76 million (comprising liability component of $0.28 and equity component of $3.48 million) were surrendered to the Company for cancellation in satisfaction of the initial deposit in relation to the disposal of 5,100 shares in the share capital of CSL (Note 3).

Note 16 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2019 and 2018 consisted of the following:

		December 31,
	Note	2019	2018
Accrued professional fees		$183	$141
Accrued staff costs and staff benefits		7	10
Rental deposits from tenants		215	215
Rental receipt in advance		8	6
Interest receipt in advance		6	42
Other loan – secured	(i)	380	367
Other loans – unsecured	(ii)	3,877	3,076
Advances from other party	(iii)	32	-
Advances from a director	(iv)	21	4
Advances from unrelated parties	(v)	784	394
Others		16	3
		$5,529	$4,258

(i)	The amount represents a loan with a principal amount of $256 (2018: $256) advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of Boca.

(ii)	The amount represents loans with a principal amount of $3.6 million (2018: $2.9 million) advanced from unrelated parties to the Company, plus accrued interest. The loans are unsecured, bearing 5% to 17% interest per annum and have no fixed term of repayment.

(iii)

In December 2019, the Company received advance of $32 from a company beneficially owned by Luk Lai Ching Kimmy (Luk Lai Ching Kimmy held 5.3% of the Company’s outstanding common stock as of December 31, 2019).  The advances was unsecured, interest free and have no fixed terms of repayment.

(iv)	The advances from a director was unsecured, interest free and have no fixed terms of repayment.

(v)	The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 17 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2019 and 2018.

Issuance of capital stock

2018

During 2018, a total of 174,903 Investor Warrants were exercised.

On September 20, 2018, the Company closed a rights offering and issued and sold an aggregate of 50,663,270 ordinary shares at the subscription price of $0.99 per share, pursuant to the exercise of subscriptions and oversubscriptions in the rights offering from its existing shareholders. The Company received aggregate gross proceeds of approximately $50.16 million from the rights offering before deducting offering expenses of $166. The rights offering was made pursuant to the Company's effective registration statement on Form F-1 (Registration No. 333-225977) filed with the Securities and Exchange Commission.

Share-based compensation

2018

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

Compensation expense of $600 (2018: $340) was recorded in the statement of comprehensive loss in 2019 in relation to the restricted ordinary shares granted to Mr. Lau and Mr. Lui. As of December 31, 2019, there was $861 (2018: $1,461) unrecognized compensation cost related to unvested restricted shares, which is to be recognized over a weighted average vesting period of 2.44 years. The Company determined the fair value of restricted shares based on its stock price on the date of grant of $1.2 per share.

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

On November 13, 2017, the Company, entered into a Stock Purchase Agreement with two unrelated investors pursuant to sell an aggregate of 2,314,500 shares of its ordinary stock, par value $0.004 per share, at a per share purchase price of $0.80, for aggregate proceeds of $1,852. The investors paid full amount of $1,852 on November 14, 2017 and the Company issued 2,314,500 shares on November 15, 2017. The fair value of the shares was $1.20 per share on November 15, 2017.

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

The Company did not make appropriations to the statutory reserves for the years ended December 31, 2019, 2018 and 2017. No appropriations were made to surplus reserve fund.

Note 19 - Income taxes

	Year ended December 31,
	2019	2018	2017
Income tax expenses– Hong Kong	(532)	(146)	-
Deferred income tax benefit	$5,172	$457	$350

	4,640	311	$350

Income is subject to tax in the various countries in which the Company operates.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2019, 2018 and 2017.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2019, 2018 and 2017. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2019, and 2018. Profits Tax of GCL has been calculated at 16.5% of the estimated assessable profit for the year ended December 31, 2017.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2019, 2018 and 2017, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2019, 2018 and 2017. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2019 were $nil (December 31, 2018: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
U.S. Statutory rates	21.0%	21.0%	34.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(34.0)
China income taxes	25.0	25.0	25.0
Impact of tax rate in other jurisdictions	(4.2)	(7.5)	(6.4)
Impact of tax reduction of Hong Kong profits tax	0.1	-	-
Provisional re-measurement of deferred taxes	-	-	(0.9)
Tax effect of non-deductible expenses	(8.2)	(12.3)	(10.1)
Valuation allowance	(0.8)	(2.2)	(1.3)
Under provision in respect of prior years	(0.3)	(0.3)	-
Other (a)	(0.5)	(0.5)	(2.5)
Effective income taxes	11.1%	2.2%	3.8%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2019, 2018 and 2017 except for (i) losses incurred by SGOCO of approximately $0.7 million, $0.3 million and $0.9 million, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Deferred income tax assets:
Net operating loss carry-forward	$2,159	$1,573
Allowance on guarantee	-	161
Less: Valuation allowance	(2,159)	(1,573)
	$-	$161

Deferred tax liabilities
Proprietary technology of Boca	$594	$5,645
Property, plant and equipment	6,171	6,341
Interest income	12	-
	$6,777	$11,986

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2019, and 2018, the Company had $1,509 and $1,578, respectively, of deductible tax loss carry forwards that expire through December 31, 2024.

The net tax loss of the Hong Kong entities of $10,017 and $6,465 as of December 31, 2019 and 2018, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of December 31, 2019, and 2018, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609 and $609, respectively, available to reduce future taxable income which will expire in various years through 2033. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 20 - Related party transactions and transactions with a principal shareholder

During the years ended December 31, 2019, 2018 and 2017, the Company purchased equipment of $nil, $nil and $7 from Boca Engineering Limited. Mr. Richard Kam Biu Chan is the sole director of Boca and Boca Engineering Limited.

On April 1, 2018, a company beneficially owned by Luk Lai Ching Kimmy (note 8) leased a property in Hong Kong from a subsidiary of the Company. The lease will expire on March 31, 2021. During the years ended December 31, 2019, 2018 and 2017, the Company received rental income of $49, $33 and $nil that are included in revenue, respectively.

Note 21 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2019	2018	2017
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.
— continuing operations	$(19,398)	$(8,174)	$(8,803)
— discontinued operations	(4)	(4,198)	(2,411)
	$(19,402)	$(12,372)	$(11,214)

Weighted average shares used in calculating loss per share — basic and diluted	79,197,068	35,080,704	11,341,629

Loss from continuing operations per share – basic and diluted	$(0.24)	$(0.23)	$(0.78)
Loss from discontinued operations per share – basic and diluted	$(0.00)	$(0.12)	$(0.21)
Net loss per share – basic and diluted	$(0.24)	$(0.35)	$(0.99)

As of December 31, 2019, 2018 and 2017, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 22 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services. During 2017, after the acquisition of CSL and Giant Credit, there are two additional segments, consisting of the VR service and products and money lending. During 2018, after the acquisition of 11 Hau Fook Street Limited and Paris Sky Limited, there are one additional segment, consisting of the property lease and management. On December 23, 2019, the Company entered into a Share Exchange Agreement for the purchase and sale of GFS, which principally engages in the provision of financial technology solutions and services.

For the year ended December 31, 2019	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Property lease and management	Financial technology solutions and services	Corporate unallocated (note)	Consolidated
Revenues	$-	$410	$-	$3,930	$1,185	$-	$-	$5,525
Gross (loss) profit	-	(1,328)	-	3,798	(1,064)	-	-	1,406
Operating expenses	(933)	(39,613)	-	(1,971)	207	-	(769)	(43,079)
Operating (loss) profit from continuing operations	(933)	(40,941)	-	1,827	(857)	-	(769)	(41,673)
Other income (expenses)	165	(218)	-	2	-	-	32	(19)
(Loss) profit before provision for income taxes and non-controlling interests	(768)	(41,159)	-	1,829	(857)	-	(737)	(41,692)
Income tax benefit (expense)	-	5,050	-	(522)	112	-	-	4,640
Net (loss) profit from continuing operations	(768)	(36,109)	-	1,307	(745)	-	(737)	(37,052)

As of December 31, 2019
Identifiable long-lived assets	2	5,176	-	478	54,605	-	-	60,261
Total assets	1,018	5,368	-	46,140	65,383	21,795	874	140,578

For the year ended December 31, 2018	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Property lease and management	Corporate unallocated (note)	Consolidated
Revenues	$-	$10	$-	$980	$590	$-	$1,580
Gross (loss) profit	-	(1,368)	-	912	(599)	-	(1,055)
Operating expenses	(1,504)	(10,489)	-	(45)	(616)	(609)	(13,263)
Operating (loss) profit from continuing operations	(1,504)	(11,857)	-	867	(1,215)	(609)	(14,318)
Other income (expenses)	262	(140)	-	-	-	334	456
(Loss) profit before provision for income taxes and non-controlling interests	(1,242)	(11,997)	-	867	(1,215)	(275)	(13,862)
Income tax benefit (expense)	-	327	-	(175)	159	-	311
Net (loss) profit from continuing operations	(1,242)	(11,670)	-	692	(1,056)	(275)	(13,551)

As of December 31, 2018
Identifiable long-lived assets	1	25,021	-	492	55,384	-	80,898
Total assets	17,348	45,615	29,283	40,947	56,180	1,468	190,841

For the year ended December 31, 2017	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Corporate unallocated (note)	Consolidated
Revenues	$42	$9	$-	$-	$-	$51
Gross (loss) profit	16	(1,308)	-	-	-	(1,292)
Operating expenses	(1,052)	(6,009)	-	-	(773)	(7,834)
Operating loss from continuing operations	(1,036)	(7,317)	-	-	(773)	(9,126)
Other income (expenses)	136	(13)	-	-	(150)	(27)
Loss before provision for income taxes and non-controlling interests	(900)	(7,330)	-	-	(923)	(9,153)
Income tax benefit	-	350	-	-	-	350
Net loss from continuing operations	(900)	(6,980)	-	-	(923)	(8,803)

The VR products and services are reported as discontinued operations (Note 3).

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong and China to its reportable segments because these assets and activities are managed at a corporate level.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2019	2018	2017
Mainland China	$-	$-	$42
Hong Kong	5,525	1,580	9

Total	$5,525	$1,580	$51

Note 23 - Leases

The Company as lessee

On May 8, 2019, Boca entered into a lease agreement for office and warehouse on a two year term, commencing on June 1, 2019 and expiring on May 31, 2021. The monthly rental payment is HK$46,000 ($5,897).

The components of lease costs, lease term and discount rate with respect of leases with an initial term of more than 12 months are as follows:

2019
Operating lease cost	$41
Weighted Average Remaining Lease Term - Operating leases	1.41 year
Weighted Average Discount Rate - Operating leases	6.00%

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

Operating Leases
2020	$71
2021	29
Thereafter	-
Total undiscounted cash flows	100
Less: imputed interest	(3)
Present value of lease liabilities	97

The Company as lessor

SGOCO’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2020 to 2023. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2020:

For the year ending December 31,	Future Minimum Rentals
2020	$1,119
2021	739
2022	246
2023	61
2024	-
Total	2,165

There are no contingent rentals as of December 31, 2019.

Note 24 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2019 and 2018.

Financial guarantee issued:

In 2018, as a result of the acquisition of Paris Sky Limited (Note 8(d)), the property, plant and equipment acquired included leasehold land and buildings with a value of $53.0 million at the date of acquisition which are pledged against the banking facilities from China Citic Bank International Limited of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk. The property pledge (allowance on guarantee) was measured at fair value on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate). The loan had been fully repaid by Kimmy Lai Ching Luk in 2019.

Note 25 - Concentration of risks

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

As of December 31, 2019, the loans receivable due from 1 customer accounted for 52% (Victor Or, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) of total loan receivable. As of December 31, 2019, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2018, the loans receivable due from 3 customers accounted for 10%, 10% and 51% (Victor Or, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) of total loan receivable, respectively. As of December 31, 2018, no other customer accounted for more than 10% of total loan balance.

Revenue from 1 major customer accounted for 20% (Victor Or, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) of the Company’s total revenues, for the year ended December 31, 2019. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2019.

Revenue from 2 major customers accounted for 14% and 23% (Victor Or, a shareholder of the Company holding 4.6% and 17.0% of the Company’s ordinary shares as of December 31, 2019 and June 12, 2020) (seller of Giant Financial Services Limited (note 8(f)) of the Company’s total revenues, respectively, for the year ended December 31, 2018, respectively. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2018.

Revenue from 2 major customers accounted for 66.7% and 18.3% of the Company’s total revenues, respectively, for the year ended December 31, 2017. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2017.

Note 26 – Subsequent events

On January 8, 2020, a total of 80,000 shares were issued to the Company’s independent directors, which vested immediately. The grant date fair value was $0.9 per share. Compensation expense of $72 will be recorded in the statement of comprehensive income (loss) during 2020.

On April 17, 2020, the Company entered into a Stock Purchase Agreement with Lin So Chun, an unaffiliated third party, pursuant to which the Company will sell to Ms. Lin 4,500,000 shares of its ordinary stock, par value $0.004 per share, at a per share purchase price of $0.80, for aggregate proceeds of $3,600,000. The Company and Ms. Lin have fulfilled all the conditions for issuance of shares. The Company has not issued the shares because a regulatory approval is pending.

The spread of the coronavirus (“COVID-19”) around the world has caused significant business disruption during the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could have a material impact on its financial results in year 2020 and could cause a potential impairment of certain assets.