Form 20-F
period 2020-12-31
SGOCO Group, Ltd.
filed 2021-07-07
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

The registrant had 101,597,998 ordinary shares issued and outstanding as of June 30, 2021.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

1.	We or the third parties upon whom we depend may be adversely affected by disaster or health epidemics, including the recent COVID-19 outbreak.

2.	GFS’ increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to GFS’ business.

3.	GFS may be subject to significant fines or other enforcement action if it violates applicable reporting, anti-money laundering, privacy, corporate governance, risk management, or any other applicable requirements.

4.	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.

5.	If GFS is unable to compete effectively, its business, financial condition and results of operations would be materially and adversely affected.

6.	If GFS is not able to continue to innovate or if it fails to adapt to changes in its industry, GFS’ business, financial condition and results of operations would be materially and adversely affected.

7.	GFS’ failure to manage the significant challenges involved in growing its business and operations could harm it.

8.	Failure to maintain or improve GFS’ technology infrastructure could harm its business and prospects.

9.	Security breaches and attacks against GFS’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.

10.	The successful operation of GFS’ business depends upon the performance, reliability and security of the Internet infrastructure in the countries in which it operates.

11.	GFS’ platform could be disrupted by network interruptions.

12.	GFS’ business is subject to a number of risks that could materially and adversely affect its ability to provide its services.

13.	If other third-party service providers in GFS’ platform fail to provide reliable or satisfactory services, GFS’ reputation, business, financial condition and results of operations may be materially and adversely affected.

14.	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

15.	FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

16.	FAF and Giant Credit may fail to renew its money lenders license.

17.	The businesses of FAF and Giant Credit are affected by fluctuations in interest rates and our credit position.

18.	There is intense competition in the money lending industry.

19.	Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

20.	An increase to the provision for loan losses will cause our net income to decrease and net loss to increase.

21.	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.

22.	FAF and Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.

23.	The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).

24.	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.

25.	The fair value of our investment properties is likely to fluctuate from time to time and may decrease significantly in the future, which may materially and adversely affect our profitability.

26.	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

27.	GFS, Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

28.	Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

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

3. “Apiguru” means Apiguru Pty Ltd., an Australia limited company and wholly owned subsidiary of Giant Financial Services Limited;

4. “Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International.

5. “Boca” means Boca International Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.

6. “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.

7. “Convertible notes” refer to a series convertible notes we issued between June and September, 2015.

8. “FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane; and

9. “Suns Tower” means Suns Tower Limited, was changed name from First Asia Tower Limited in May 6, 2020, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;

10. “Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by SGOCO Group, Ltd.

11.. “GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;

12. “GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of SGOCO

13. “Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

14. “Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

15. “Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;

16. “Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;

17. “Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;

18. “PRC” or “China” means the People’s Republic of China;

19. “Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;

20. “Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;

21. “Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;

22. “SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;

23. “SGOCO”, “we,” “us,” “our,” “the company,” or “our company” means SGOCO Group, Ltd., a company organized under the laws of the Cayman Islands, and its consolidated subsidiaries. SGOCO Group, Ltd. was previously named SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp;

24. “SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SCOGO (Fujian) transaction described above;

25. “SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of SGOCO;

26. “SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International;

27. “Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this Annual Report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market.

28. “Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited.

29. “U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States. “RMB” or “Renminbi” means the legal currency of China;

30. “Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky; and

31. “11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection.

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

On November 15, 2011, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in Honesty Group to Apex for $76.00 million in total consideration (referred to hereinafter as “Sale of Honesty Group”). Honesty Group and its subsidiaries controlled our core manufacturing facility, including the land, buildings and production equipment. The Sale of Honesty Group allowed SGOCO to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on developing, branding, marketing and distributing LCD/LED products in China. Honesty Group’s operations are reflected in our Fiscal Year 2011 financial statements through November 30, 2011.

On December 24, 2014, we entered into a Sale and Purchase Agreement to sell our 100% ownership interest in SGOCO (Fujian) to Apex for $11.00 million in total consideration (referred to hereinafter as “Sale of SGOCO (Fujian)”). SGOCO (Fujian)'s operations are reflected in our Fiscal Year 2014 financial statements through December 31, 2014.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands. Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited., a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52.00 million in cash, plus up to 19.9% newly issued ordinary shares of the Company. In March, 2016, the acquisition of Boca was completed and SGOCO International fully paid $52.00 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

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

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality personal loans and corporate loans to its customers since 2016.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1)  the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

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

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12.43 million, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

On September 20, 2019, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS. By March 30, 2021, the Company repaid the promissory note in full by several payments.

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million).

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources. GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases. Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

The selected consolidated statement of operations data presented below for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements that have not been included herein. Our financial statements were prepared according to U.S. GAAP.

Prior period amounts related to Century Skyway Limited and Boca International Limited have been reclassified as discontinued operations for all periods presented (refer to Note 3 to the Consolidated Financial Statements).

Our historical operation results for any prior period are not necessarily indicative of results to be expected in any future period. See “Key Information — Risk Factors” included elsewhere in this Annual Report. The selected consolidated financial information for the years ended December 31, 2020, 2019 and 2018 should be read together with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects - Operating Results” included elsewhere in this Annual Report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
Net revenues	4,293	5,115	1,570	42	5,067
Cost of revenues	(5,359)	(2,381)	(1,257)	(26)	(4,867)
Gross profit (loss)	(1,066)	2,734	313	16	200
Selling expenses	-	-	-	(1)	(55)
General and administrative expenses	(2,617)	(4,186)	(2,232)	(1,824)	(2,843)
Reversal (Allowance) for guarantee	-	974	(157)	-	-
Provision for loan and interest receivable	(1,980)	(194)	-	-	-
Provision for other receivables	(39)	-	-	-	-
Impairment loss of property, plant and equipment	(970)	(60)	(385)	-	-
Impairment loss of intangible assets	(1,230)	-	-	-	-
Impairment loss of goodwill	(59,440)	-	-	-	-
Total operating expenses	(66,276)	(3,466)	(2,774)	(1,825)	(2,898)

Operating loss from continuing operations	(67,342)	(732)	(2,461)	(1,809)	(2,698)

Interest income	-	1	-	134	121
Interest expense	(1,020)	-	(58)	-	(6)
Other income (expense), net	128	162	(3)	2	-
Gain from disposal of a subsidiary	(2)	3	263	-	-
Gain (Loss) on change in fair value of warrant derivative liability	4	33	394	(150)	-
Loss on change in fair value of convertible notes	-	-	-	-	(1,500)
Loss before provision for income taxes from continuing operations	(68,232)	(533)	(1,865)	(1,823)	(4,083)
Income taxes benefit (expense）	309	(410)	(16)	-	-
Net loss from continuing operations	(67,923)	(943)	(1,881)	(1,823)	(4,083)
Loss from discontinued operations, net of income taxes	5	(36,116)	(19,183)	(9,391)	(964)
Net loss	(67,918)	(37,059)	(21,064)	(11,214)	(5,047)
Net loss attributable to non-controlling interests – continuing operations	-	-	-	-	-
Net loss attributable to non-controlling interests – discontinued operations	-	17,657	8,692	-	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(67,918)	(19,402)	(12,372)	(11,214)	(5,047)

Loss from continuing operations per share:
Basic	(0.69)	(0.01)	(0.05)	(0.16)	(0.55)
Diluted	(0.69)	(0.01)	(0.05)	(0.16)	(0.55)

Loss from discontinued operations per share:
Basic	(0.00)	(0.23)	(0.30)	(0.83)	(0.13)
Diluted	(0.00)	(0.23)	(0.30)	(0.83)	(0.13)

Loss per share:
Basic	(0.69)	(0.24)	(0.35)	(0.99)	(0.68)
Diluted	(0.69)	(0.24)	(0.35)	(0.99)	(0.68)

Weighted average shares used in calculating loss per share:
Basic	98,110,873	79,197,068	35,080,704	11,341,629	7,422,208
Diluted	98,110,873	79,197,068	35,080,704	11,341,629	7,422,208

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2020	2019	2018	2017	2016
		(Restated)
Total assets	90,130	139,717	189,380	98,453	100,272
Total liabilities	19,503	19,952	22,667	14,638	13,593
Total equity	70,627	119,765	166,713	83,815	86,679

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

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in Hong Kong, in particular the risk of monetary and fiscal policies to address inflation, businesses in Hong Kong are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As at December 31, 2020, 2019 and 2018, loans and interest receivable owed from our customers to FAF and Giant Credit amounted to approximately $24.00, $42.52 million and $37.07 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loans and interest receivables, which in turn may adversely affect our financial position and profitability.

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

As of February 28, 2021, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,434 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

We believe that the lending industry is an emerging market in Hong Kong.  We may face growing competition in the lending industry, and we believe that the lending industry is becoming more competitive as this industry matures and begins to consolidate. We will compete, with traditional financial institutions, other lending companies, other microfinance companies, and some cash-rich state-owned companies or individuals. Some of these competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

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

We are required to reassess the fair value of our investment properties at the end of each reporting period. Under US GAAP, impairment losses arising from changes in the fair value of our investment properties are included in our consolidated statements of profit or loss for the period in which they arise. For the year ended December 31, 2020, our impairment on investment properties held by Giant Credit, 11 Hau Fook Street, Suns Tower and Vision Lane was $nil, $0.22 million, $0.75 million and $nil, respectively. The amount of revaluation adjustments has been, and will continue to be, subject to market fluctuations. As a result, we cannot assure you that changes in the market conditions will continue to create fair value gains on our investment properties or that the fair value of our investment properties will not decrease in the future. In addition, the fair value of our investment properties may materially differ from the amounts we would receive in actual sales of the investment properties. Any significant decreases in the fair value of our investment properties or any significant decreases in the amount we could receive in actual sales of the investment properties as compared with the recorded fair value of such properties would materially and adversely impact our results of operations.

Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2020 and 2019, revenue generated from our investment properties constituted $1.13 million and $1.19 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and prospectus.

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

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in the Middle East and Africa, which may result in significant market volatility. Economic conditions in Hong Kong are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	the Company has limited written documentation on monitoring loan risk assessment on a regular basis;

-	the Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;

-	the Company has lack of controls and reporting procedure on monitoring the past due status of principal and interest payment;

-	the Company has lack of sufficient policy and controls on term extension of loans and the troubled loan restructure;

-	the Company has lack of controls on the loans with related parties, and also the monitor upon the concentration of the related party transactions;

-	the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2020, 2019 and 2018, we recorded $0.68 million, $0.60 million and $0.53 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

The audit reports for prior reporting periods included in this annual report have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our predecessor registered public accounting firm that issue the audit reports for prior reporting periods included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Many other clients of our predecessor auditors have substantial operations within mainland China  and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China and Hong Kong. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside mainland China and Hong Kong have  identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China and Hong Kong prevents  the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work in mainland China  and Hong Kong. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our predecessor auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

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

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

The Company received a notification letter dated May 18, 2021 from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) with the U.S. Securities and Exchange Commission.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 16, 2021 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules. The Company intends to submit the Compliance Plan as soon as practicable.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until November 15, 2021 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance.

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

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

Currently, we do not expect to pay dividends to our shareholders. The Board of Directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, including restrictions in credit agreements and those imposed by applicable law, currency conversion and loans, and other factors our Board of Directors deems relevant. Accordingly, realizing a gain on shareholders’ investments currently depends on whether the price of our shares appreciates in the securities exchange on which our shares trade. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

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

Pursuant to our charter documents, we were required to enter into a business combination transaction to acquire control of a business with its primary operation in the PRC with a fair market value of at least 80% of the trust account established at the time of our IPO, or the Trust Account, (excluding certain deferred underwriting commissions) prior to March 12, 2010, or dissolve and liquidate. The approval of the business combination transaction required the approval of a majority of the outstanding shares. It was conditioned on, among other matters, not more than 30% of the outstanding shares being properly tendered for redemption under our charter documents. Each ordinary share issued in our IPO was entitled to be redeemed if it was voted against the business combination transaction at a price equal to the amount in the Trust Account divided by the number of shares issued in the IPO outstanding at the time, estimated to be approximately $8.00 million as of February 17, 2010.

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”). In addition, at the meeting to approve the acquisition, the Holders of our outstanding warrants approved an amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $20.00 to $32.00. The Amendment also extended by one year the exercise period, or until March 7, 2014, and provided for redeeming the publicly-held warrants, at the Holder‘s option, for $2.00 per warrant when the Acquisition closes. We may redeem the warrants at a price of $0.04 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the last sale price of our ordinary shares equals or exceeds $46.00 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption.

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

(b)	If “Income from Existing Operations” for the year ended December 31, 2011 exceeded $20,000,000 (the “Second Earn-Out Milestone”), the escrow agent would release the remaining 200,000 shares to the former shareholders of Honesty Group. Those 200,000 shares were released in 2012.

In addition, 191,706 shares held by the original shareholders of the Company were placed in escrow pending satisfaction of certain conditions.

Those conditions included our reaching the earn-out milestones discussed above, as well as:

1.	Messrs. Robert Eu and John Wang providing the Company with 30 hours per month in services connected with investor relations, listing on the NASDAQ Global Stock Market or NASDAQ Global Select Stock Market, introducing investors and advisors;

2.	listing of our shares on such stock markets if we act in good faith to obtain such a listing once the listing criteria are met; and

3.	providing the opportunity for us to raise an additional $15.00 million in equity, subject to meeting certain prescribed pricing criteria.

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

We entered into various forward-purchase agreements with various hedge funds and other institutions for us to repurchase a total of 536,873 shares for an aggregate purchase price of $17,285,811 immediately after the closing of the Acquisition. After paying various fees and expenses, the redemption prices of shares and warrants and the forward-purchase contracts, the balance of approximately $5.40 million in the Trust Account was released to us when the Acquisition of Honesty Group was closed. After the closing of the Acquisition and the settlement of related transactions, we had outstanding 4,023,689 ordinary shares, of which 214,917 shares were initially issued in our IPO, and warrants to purchase 454,007 shares at a price of $32.00 per share, of which 391,507 were initially issued in our IPO.

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

On December 15, 2017, SGOCO formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“Honesty SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company, for $76.00 million in total consideration. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by the Company and Apex; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

According to the Honesty SPA, the $76.00 million in total consideration was to be paid in installments. As of May 31, 2012, we received the full amount of the consideration, of which:

-	cash of $1.00 million was received before December 31, 2011;
-	cash of $19.00 million was received in 2012;
-	purchase deposits paid to Honesty Group of $1 million and payables to Honesty Group of $10.00 million at the time of disposal were offset;
-	goods of $9.00 million were received before December 31, 2011; and
-	goods of $38.00 million were received in 2012.

Pursuant to the Honesty SPA, Apex assumed our obligations to pay up the remaining capital of $8.80 million in Guanwei and to pay the remaining balance of approximately $14.00 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the Honesty SPA required that for three years from the date of sale, Honesty Group must continue to provide SGOCO with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by SGOCO. The Honesty SPA also provided SGOCO with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

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

The sales price for all the equity of SGOCO (Fujian) was equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount was $11.00 million (the “Sale Price”).

Apex also agreed to assume responsibility to settle the entire balance of intercompany accounts payable and other payables (the “Payables”) due by SGOCO (Fujian) to us and our affiliates, which amounted to $80.40 million. Pursuant to the SPA, payments were made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables of $91.40 million. The first installment was due 14 days after the completion of the transaction, and the last installment (approximately 10% of the sale price) was to be settled prior to June 30, 2015. We received the full amount of Sale Price and settlement of the Payables during 2015. The transfer of the Sale Equity was effective on December 31, 2014.

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

Acquisition and disposal of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52.00 million in cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was completed and SGOCO International fully paid $52.00 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca. The transaction was closed on March 31, 2016.

Boca is principally engaged in environmental protection, energy saving technologies, equipment development and applications. Its business involves production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering.

On June 7, 2018, the Company transferred its 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million) to Leung Iris Chi Yu (“Ms. Leung”). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from SGOCO to the Purchaser on August 31, 2020.

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

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million) to Leung Iris Chi Yu (“Ms. Leung”). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million).

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

Acquisition of Giant Credit Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between Kimmy Lai Ching Luk and the Company in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

Acquisition of 11 Hau Fook Street Limited

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

Acquisition of Paris Sky Limited

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited completed the acquisition of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

Acquisition of Vision Lane Limited

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12.43 million, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.74 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS. By March 30, 2021, the Company repaid the promissory note in full by several payments.

Acquisition of Apiguru

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources. GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

SGOCO’s Offices

SGOCO’s principal executive office is located in 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Conyers Trust Company (Cayman) Limited (formerly known as Codan Trust Company (Cayman) Limited), Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

B. Business overview.

Our Business

SGOCO Group, Ltd. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

Vision Lane Limited is a private limited company incorporated in the British Virgin Islands.  Vision Lane currently owns a property in Hong Kong for investment purpose and it has a wholly owned subsidiary, First Asia Finance Limited which is a Hong Kong incorporated company and a licensed money lender in Hong Kong.  The principal business of FAF is money lending which is similar to Giant Credit Limited but with a larger customer base. Management believes that the recent downturn in the economy creates demand for cashflow which provides the Company with a great opportunity to expand its personal loans and corporate loans business and portfolio.  In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property personal loans and corporate loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.  This further enhances the competitive edge of money lenders in Hong Kong.

We have investments in four real properties in Hong Kong (held under Giant Credit, 11 Hau Fook Street Limited and Vision Lane Limited) and 19 storey building in Hong Kong (held under Suns Tower, a wholly owned subsidiary of Paris Sky Limited).  These investments generate additional rental income to enhance our cashflow.  The properties are managed by our team with experience in property management and rental management which operates in a cost-effective manner.

Giant Financial Services Limited is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality. We intend to integrate GFS into our existing platform to support its current business lines.

By leveraging technologies including artificial intelligence, big data and blockchain technology, machine learning, fingerprint ID, facial recognition, and cloud computing (SaaS), GFS strives to create recurring and growing revenue streams and larger market share for businesses on one hand, and instilling trust and confidence in investors and consumers on the other hand.

The mobile application is fully integrated with financial institutions including licensed money lenders, asset management companies, securities firms, and banks, under strategic partnerships to facilitate seamless and low-cost payments and transfers in a secure and privacy protected digital environment. GFS also seeks to provide businesses with the peace of mind via the integration of cyber security and where necessary, the adoption of KYC and AML processes. It also offers an AI-powered innovative reward program that helps businesses to acquire and retain customers, and to expand into previously uncharted markets thereby increasing sales revenue and market share.

Since July 2019, GFS had established contractual relationship with third-party business partners which have agreed to render their financial products and services to the registered users via the GFS’s mobile application.

SGOCO Products

Our current product lines on sale include:

1.	Money lending.

2.	Property investment.

3.	Fintech service and IT support service.

Intellectual Property

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

On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. Through 2016 the RMB continued its significant depreciation, which contributed partly to a decline in our 2016 revenues. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. Through 2019 the RMB continued its depreciation. The exchange rate of the RMB against U.S. Dollar as of December 31, 2020 and 2019 were 6.52 and 6.98.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

E. Property, plant and equipment.

SGOCO owns office equipment. Its principal office is located in Hong Kong. Its operating companies are mainly located in Hong Kong.

Giant Credit holds land and property in Hong Kong with a carrying value of $0.46 million as of December 31, 2020.

11 Hau Fook Street Limited holds land and property in Hong Kong with a carrying value of $2.81 million as of December 31, 2020.

Suns Tower holds land and property in Hong Kong with a carrying value of $47.67 million as of December 31, 2020.

Vision Lane holds land and property in Hong Kong with a carrying value of $1.10 million as of December 31, 2020.

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

The sales price for all the equity of SGOCO (Fujian) was equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount was $11.00 million (the “Sale Price”). The Sale of SGOCO (Fujian) allowed SGOCO to restructure the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The operations of SGOCO (Fujian) are reflected in our 2014 financial statements through December 31, 2014, which was the completion date of the sale of SGOCO (Fujian). As a result, past performance may not be indicative of future performance.

2.	Sale of Honesty Group.

On November 15, 2011, the Company entered into a Sales and Purchase Agreement to sell its 100% ownership interest in Honesty Group to Apex for $76.00 million in total consideration. The Agreement was signed by the Company and Apex; shareholder ownership was transferred; and the director of Honesty Group was changed the same day.

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

3.	Acquisition and disposal of Boca.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52.00 million in cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was completed and SGOCO International fully paid $52.00 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca. The transaction was closed on March 31, 2016.

Boca is principally engaged in environmental protection, energy saving technologies, equipment development and applications. Its business involves production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering.

On June 7, 2018, the Company transferred its 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million) to Leung Iris Chi Yu (“Ms. Leung”). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from SGOCO to the Purchaser on August 31, 2020.

4.	Acquisition and disposal of Century Skyway Limited.

The acquisition of Century Skyway Limited was completed on May 10, 2017. The consideration included $32.60 million in the form of cash, plus 1.50 million newly issued ordinary shares of the Company. Assets of Century Skyway Limited acquired and liabilities assumed were mainly proprietary technology at a fair market value of $19.68 million, and deferred tax liabilities of $4.92 million thereon. Goodwill of $20.22 million arose from this acquisition, representing the financial, strategic and operational value of the business of Century Skyway Limited and the synergies expected from the combined operations of Century Skyway Limited and the Company. The operations of Century Skyway Limited are first reflected in our 2017 financial statements since its date of acquisition.

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million) to Ms. Leung. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million).

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

5.	Acquisition of Giant Credit Limited.

The acquisition of Giant Credit Limited was completed on December 22, 2017. The consideration was HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The operations of Giant Credit Limited are first reflected in our 2017 financial statements since its date of acquisition. Giant Credit Limited holds a Money Lenders License and engages in money lending business in Hong Kong.

6.	Acquisition of 11 Hau Fook Street Limited.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located in Hong Kong

7.	Acquisition of Paris Sky Limited.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

8.

Acquisition of Vision Lane Limited.

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12,428,205, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

9.	Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS. By March 30, 2021, the Company repaid the promissory note in full by several payments.

10.	Acquisition of Apiguru

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources. GFS aims to serve clients from different sectors with distinctive needs. Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases. Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

11.

Limited operating history.

We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. In addition, we changed our strategic marketing, distribution, and business model in recent years.

12.

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

The balance sheet amounts with the exception of equity were translated using RMB6.52 and RMB6.98 to $1.00 at December 31, 2020 and 2019, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2020, 2019 and 2018 were RMB6.90, RMB6. 89, and RMB6.64 to $1.00, respectively.

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis.

Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

When dispose a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

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

Trademarks of GFS	10 years
Service Contracts of GFS	1 year
Non-competition agreements of Apiguru	3 years

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

Goodwill arises from our two reporting units: the financial technology solutions and services and the money lending services. The Company performs its annual impairment tests on December 31 of each year.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of Dec 31, 2020 and 2019.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2020 and 2019, there was $2,174 and $194 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Other receivables and Prepayments

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2020 and 2019 there was $39 and $nil allowance for uncollectible other receivables and prepayments, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date.

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

Interest receivable

Interest receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

Fair value of financial instruments

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2020	Fair Value Measurement at December 31, 2019
		Level 1	Level 2	Level 3
Warrant derivative liability	$249	$-	$-	$249

A summary of changes in Warrant derivative liability for the years ended December 31, 2019, 2018 and 2017 was as follows:

Balance at January 1, 2016 and 2017	$-
Issuance of warrants on April 5, 2017	530
Change in fair value of warrant derivative liability	150
Balance at December 31, 2017	680
Change in fair value of warrant derivative liability	(394)
Balance at December 31, 2018	286
Change in fair value of warrant derivative liability	(33)
Balance at December 31, 2019	253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	April 5, 2017
Market price per share (USD/share)	1.45	$0.95	$0.85	$1.06	$2.75
Exercise price (USD/share)	1.00	1.00	1.00	1.00	2.75
Risk free rate	0.07%	1.59%	2.53%	2.00%	1.83%
Dividend yield	-%	-%	-%	-%	-%
Expected term/Contractual life (years)	0.26	1.26	2.26	3.26	4.00
Expected volatility	64.06%	78.11%	81.54%	110.46%	106.46%

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2020, and 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Revenues are recognized when control of the promised goods or services is transferred to the customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Financial technology solutions and services

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Maintenance and support type service income is recognized separately from the main contract since such service was not treated as performance obligation of the contract.

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

Boca recognizes revenues, being entitlement to actual electricity running cost saving achieved, net of rebates, immediately as it relates to distinct services that have already been performed. As of August 31, 2020, operations of Boca to be disposed of were reported as discontinued operations. Accordingly, revenues related to Boca have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

Interest on loans receivable

Interest on loans receivable is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income on impaired loans receivable is recorded when cash payment for interest is received by the Company.

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

Below is the summary presenting the Company’s revenues from continued operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2020	2019	2018
Revenue by recognition over time	$4,293	$5,115	$1,570

	$4,293	5,115	$1,570

	Year ended December 31,
Revenue by major product line	2020	2019	2018
Interest on loans	$1,667	$3,930	$980
Property lease and management	1,130	1,185	590
Financial technology solutions and services	1,496	-	-

	$4,293	5,115	$1,570

Contract Balances

For the years ended December 31, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil  and $nil as of December 31, 2020 and 2019, respectively. The  Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2020, 2019 and 2018:

Rental receipt in advance
Balance as of January 1, 2018	$-
Acquisition of Suns Tower Limited	10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	6
Balance as of December 31, 2018	6
Revenue recognized from beginning contract liability balance	(6)
Advances received from customers related to unsatisfied performance obligations	8
Balance as of December 31, 2019	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3

The contract liabilities were grouped into other payables and accrued liabilities (note  14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2020, 2019 and 2018, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2020. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2016 to 2019 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Australia subsidiaries are the Australian Dollar (“AUG”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.52 and RMB6.98 to $1.00 at December 31, 2020 and 2019, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2020, 2019 and 2018 were RMB6.90, RMB6.89, and RMB6.64 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUG 0.77 to $1.00 as of December 31, 2020. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2020 was AUG0.73 to $1.00.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2020 and 2019

Revenue

Our sales were $4.29 million for the year ended December 31, 2020, which decreased by $0.82 million, or 16.1% from $5.12 million in the year ended December 31, 2019.  During the year ended December 31, 2020, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.13 million, compared to income of $1.19 million in 2019. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $1.67 million in 2020, compared to $3.93 million in 2019. We through GFS and Apiguru earned financial technology solutions and services income of $1.50 million in 2020.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2020	2019	2018
Revenue by recognition over time	$4,293	$5,115	$1,570

	$4,293	5,115	$1,570

	Year ended December 31,
Revenue by major product line	2020	2019	2018
Interest on loans	$1,667	$3,930	$980
Property lease and management	1,130	1,185	590
Financial technology solutions and services	1,496	-	-

	$4,293	5,115	$1,570

Cost of revenues

For the year ended December 31, 2020, cost of revenues increased by $2.98 million, or 125.0%, to $5.36 million from $2.38 million for the year ended December 31, 2019. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $2.70 million and $nil in 2020 and 2019, respectively.

Gross profit (loss)

Our gross loss was $1.07 million in 2020, compared to gross profit of $2.73 million in 2019.

General and administrative expenses

General and administrative expenses amounted to approximately $2.62 million for the year ended December 31, 2020, $1.57 million or 37.5% lower than $4.19 million for the previous fiscal year. This increase was mainly because we reduced IT consultancy and support services fee paid to GFS which incurred administrative expenses of $1.24 million in 2019.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable Our provision for loan losses and interest receivable was $1.98 million in 2020, compared to $0.19 in 2019.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $0.97 million in 2020, compared to $0.06 million in 2019, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Impairment of intangible assets

Impairment of intangible assets was $1.23 million in 2020, compared to $nil in 2019, primarily attributable to the impairment related to the Trademarks and Backlog contract of GFS as the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations, and impairment was resulted from the excess of the carrying amounts of these intangible assets over the fair value of the assets.

Impairment of goodwill

Our impairment of goodwill was $59.44 million in 2020, compared to $nil in 2019, primarily attributable to the impairment related to GFS as the financial performance of the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.01 million in 2020, compared to $0.03 million in 2019. The gain was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $0.31 million in the fiscal year of 2020, an increase of $0.72 million, from income tax expense of $0.41 million for fiscal year of 2019. Income tax benefit in 2020 was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities in 2020 and 2019 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 26.0%.

Profit and loss from discontinued operations, net of income tax

Profit from discontinued operation, net of income tax, of $0.01 million in 2020 represent the net profit from Boca. In 2019, loss from discontinued operations, net of income tax, of $36.12 million represent the net loss from Boca and Century Skyway.

Boca generated a net loss of $36.12 million for the fiscal year 2019, which was mainly related to impairment of intangible assets and goodwill, as the financial performance of the green energy products and services reporting unit was below our original expectations. We acquired 100% equity interest in Boca International on December 28, 2015, our equity interest diluted to 51% in June 2018 (see Notes 1 and 3 to our 2020 consolidated financial statements). We recorded an impairment on intangible assets and goodwill of approximately $nil and $39.45 million in 2020 and 2019, respectively. Amortization of proprietary technology of Boca were $0.31 and $1.31 million for the years ended December 31, 2020 and 2019.

Century Skyway Limited generated a net loss of $0.01 million for the fiscal year of 2019. We acquired 100% equity interest in Century Skyway on April 28, 2017, our equity interest diluted to 51% in June 2018 and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway (see Notes 1 and 3 to our 2020 consolidated financial statements).

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2020 was $67.92 million, as compared to $37.06 million for 2019.

Comparison of Fiscal Years Ended December 31, 2019 and 2018

Revenue

Our sales were $5.12 million for the year ended December 31, 2019, which increased by $3.55 million, or 226.1% from $1.57 million in the year ended December 31, 2018.  During the year ended December 31, 2019, we through 11 Hau Fook Street, Vision Lane and Suns Tower earned property lease and management income of $1.19 million, compared to income of $0.59 million in 2018. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $3.93 million in 2019, compared to $0.98 million in 2018.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time vs point in time	2019	2018	2017
Revenue by recognition over time	$5,115	$1,570	$-
Revenue by recognition at a point in time	-	-	42

	$5,115	$1,570	$42

	Year ended December 31,
Revenue by major product line	2019	2018	2017
Interest on loans	$3,930	$980	$-
Property lease and management	1,185	590	-
Product sales	-	-	42

	$5,115	$1,570	$42

Cost of revenues

For the year ended December 31, 2019, cost of revenues increased by $1.12 million, or 88.9%, to $2.38 million from $1.26 million for the year ended December 31, 2018. Our cost of revenues mainly includes the depreciation of leasehold land and buildings, which were $2.06 million and $1.06 in 2019 and 2018, respectively.

Gross profit (loss)

Our gross profit was $2.73 million in 2019, compared to gross profit of $0.31 million in 2018.

General and administrative expenses

General and administrative expenses amounted to approximately $4.19 million for the year ended December 31, 2019, $1.96 million or 87.9% higher than $2.23 million for the previous fiscal year. This increase was mainly because we acquired Vision Lane and FAF which incurred administrative expenses of $1.61 million in 2019.

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

Income tax expense

Income tax expense was $0.41 million in the fiscal year of 2019, an increase of $0.39 million, from income tax expense of $0.02 million for fiscal year of 2018. Income tax benefit in 2018 was related to the deferred tax impact on property and plant.

Our PRC entities in 2019 and 2018 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Loss from discontinued operations, net of income tax

Loss from discontinued operation, net of income tax, of $36.12 million and $19.18 million represent the net loss from Boca International and Century Skyway for fiscals 2019 and 2018, respectively.

Boca International Limited generated a net loss of $36.11 million and $11.67 million for the years ended December 31, 2019 and 2018 respectively. The losses were mainly related to impairment of intangible assets and goodwill as the financial performance of the green energy products and services reporting unit was below our original expectations. We acquired 100% equity interest in Boca International on December 28, 2015, our equity interest diluted to 51% in June 2018 (see Notes 1 and 3 to our 2020 consolidated financial statements). We recorded an impairment on intangible assets and goodwill of approximately $nil and $39.45 million and $10.33 million in 2019 and 2018, respectively. Amortization of proprietary technology of Boca were $1.31 million and $1.31 million for the years ended December 31, 2019 and 2018.

Century Skyway Limited generated a net loss of $0.01 million and $7.51 million for the fiscal years of 2019 and 2018, respectively. The loss in 2018 was mainly related to amortization of intangible assets and goodwill impairment as the financial performance of the VR technologies products and services reporting unit was below our original expectations. We acquired 100% equity interest in Century Skyway on April 28, 2017, our equity interest diluted to 51% in June 2018 and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway (see Notes 1 and 3 to our 2020 consolidated financial statements). We recorded impairment on goodwill of Century Skyway Limited of $nil and $6.01 million for the years ended December 31, 2019 and 2018, respectively. Amortization of VR technologies were $nil and $1.97 million for the years ended December 31, 2019 and 2018.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2019 was $37.06 million, as compared to $21.06 million for 2018.

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2020, we held $3.03 million in cash and cash equivalents and had working capital of $18.21 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

On April 17, 2020, the Company entered into a Stock Purchase Agreement with Lin So Chun, unaffiliated third parties, pursuant to which the Company sold to Ms Lin, 4,500,000 shares of its ordinary stock, par value $0.004 per share (the “Shares”), respectively, at a per share purchase price of $0.80, for aggregate proceeds of $3.60 million. The Shares were offered and sold by the Company to the Investors in a series of private transactions pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The investor paid full amount of $3.60 million, and the Company issued 4,500,000 shares on June 18, 2020.

In late 2019, we financed our capital requirements with bank borrowings from OCBC Wing Hang Bank Limited with a maximum amount of HK$50.00 million ($6.41 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50.00 million ($6.41 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s buildings. This bank borrowing was subsequently settled in full on March 3, 2021.

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the Years Ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities, continuing operations	$21,639	$3,349	$(36,882)
Net cash provided by (used in) operating activities, discontinued operations	214	(234)	708
Net cash used in investing activities, continuing operations	(27,170)	(18,825)	(7,960)
Net cash used in investing activities, discontinued operations	(247)	(440)	(2,442)
Net cash provided by financing activities, continuing operations	3,431	6,263	56,146
Net cash provided by financing activities, discontinued operations	-	701	-

(DECREASE) INCREASE IN CASH	(2,133)	(9,186)	9,570

Operating Activities

Net cash provided by operating activities from continuing operations was $21.64 million for the year ended December 31, 2020, the increase in cash was primarily as a result of (i) change in loans receivable of $15.48 million, (ii) decrease in others receivables, prepayments and interest receivables of $7.40 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $68.33 million; the increase was partially offset by (i) net loss from continuing operations of $67.92 million, (ii) decrease in deferred income taxes of $1.05 million, and (iii) change in income taxes payable of $0.99 million.

Net cash used in operating activities from continuing operations was $3.46 million for the year ended December 31, 2019, the decrease in cash was primarily as a result of (i) change in loans receivable of $3.19 million, and (ii) non-cash depreciation and amortization and share-based compensation totaled $2.68 million.; the increase was partially offset by (i) net loss from continuing operations of $0.94 million, and (ii) an increase in interest receivable of $1.19 million.

Net cash used in operating activities from continuing operations was $36.89 million for the year ended December 31, 2018, the decrease in cash was primarily as a result of (i) change in loans receivable of $36.40 million, and (ii) net loss from continuing operations of $1.88 million; the decrease was partially offset by non-cash depreciation and amortization, share-based compensation, and impairment loss of property, plant and equipment totaled $1.99 million.

Investing Activities

Net cash used in investing activities from continuing operations was $27.17 million for the year ended December 31, 2020, primarily as a result of (i) settlement of a promissory note and deposit paid for acquisition of TROOPS, Inc. of $28.25 million; the decrease was partially offset by cash received of $1.01 million from disposal of BOCA.

Net cash used in investing activities from continuing operations was $18.83 million for the year ended December 31, 2019, primarily as a result of (i) deposits of $21.80 million paid for acquisition of GFS, and (ii) advance to other party of $5.84 million, the decrease was partially offset by cash received of $8.99 million from disposal of CSL.

Net cash used in investing activities from continuing operations was $7.96 million for the year ended December 31, 2018, primarily as a result of (i) deposits of $6.41 million paid for acquisition of Vision Lane Limited, and (ii) payment of a promissory note of $3.53 million for acquisition of Paris Sky Limited, the decrease was partially offset by cash received of $1.98 million from acquisition of Paris Sky Limited.

Financing Activities

Net cash provided by financing activities from continuing operations was $3.43 million for the year ended December 31, 2020, the increase in cash was primarily consisting of proceeds from rights offering, net of expense, of $3.6 million.

Net cash provided by financing activities from continuing operations was $6.26 million for the year ended December 31, 2019, the increase in cash was primarily consisting of proceeds from new bank loan of $6.41 million.

Net cash provided by financing activities from continuing operations was $56.15 million for the year ended December 31, 2018, the increase in cash was primarily consisting of (i) proceeds from rights offering, net of expenses, of $49.99 million; and (ii) proceeds from issuance of convertible notes of $5.78 million.

As of December 31, 2020, we had cash of $3.03 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2020, we had the following debts: (i) bank loans totaled $6.24 million for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 2.16% per annum, and were secured by the our buildings in Hong Kong; (ii) the liability component of the 2018 Convertible Note of $0.16 million (Refer to Note 13 to the financial statements); and (iii) advances from other party and unrelated parties totaled $0.44 million (Refer to Note 14 to the financial statements).

Related Party Transactions

Victor OR (“Mr. Or”) is the seller of GFS (note 7(f)), and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and June 20, 2021.

On December 23, 2019, the Company entered into a Share Exchange Agreement with Mr. Or for the purchase and sale of the entire equity interest in GFS. As part of consideration, the promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021 (note 7(f)).

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$11.50 million ($1.47 million), which was secured by residential property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On March 1, 2021, Mr. Or and two unrelated parties fully repaid HK$11.50 million ($1.47 million) to the Company.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.50 million ($14.94 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On February 9, 2021, this loan was fully assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which outstanding loan receivable was HK$62.34 million ($8.00 million) as of the date of assignment.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$20.00 million ($2.56 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or and two other unrelated parties, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of the loan to March 2, 2019. On March 1, 2019, Mr. Or and two unrelated parties fully repaid HK$20.00 million ($2.56 million) to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.00 million ($0.90 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. On September 30, 2019, Mr. Or fully repaid HK$7.00 million ($0.90 million) to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.00 million ($4.87 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum. On April 8, 2020, Mr. Or fully repaid HK$38.00 million ($4.87 million) to the Company.

As of December 31, 2020 and 2019, loans receivables due from Mr. Or and two other unrelated parties totaled HK$73.84 million ($9.47 million) and HK$166.00 million ($21.28 million) remained  outstanding, respectively. On February 9, 2021, one of the loans receivables due from Mr. Or and two unrelated third parties were assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which the relevant outstanding loan balance was HK$62.34 million ($8.00 million) as of the date of assignment. No interest receivable is accrued as of the date of assignment according to the contract term. During the years ended December 31, 2020 and 2019, interest income of $nil and $1.10 million have been earned on these loans. As of December 31, 2020, and 2019, accrued interest receivable on these loans amounted to $0.09 million and $0.98 million, respectively.

Mr. Or owned 75% of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2020 and June 30, 2021, the Company had HK$6.74 million ($0.86 million) and HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited. As of June 30, 2021 and December 31, 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2020, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Current maturities of long-term bank loans	$200,652	$200,652	$-	$-	$-
Long-term bank loans	6,039,861	-	414,518	432,455	5,192,887
Future interest payment on bank loans	1,752,472	122,084	252,374	234,437	1,143,577
Advances from other party	3,094	3,094	-	-	-
Advances from a director	94	94	-	-	-
Advances from unrelated parties	442,065	442,065	-	-	-
Convertible notes – future interest payment	15,978	4,582	11,396	-	-
Total	$8,454,216	$772,572	$899	$857	$7,908

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age [1]	Position
Jason Che Wai AU	41	Director
Lai Man CHEUNG	44	Director
Wood Shing Kei SZE	41	Director
Wang Tai Dominic LI	37	Director
Mark Leonard TAN	30	Director
Raleigh Siu LAU	68	Chief Executive Officer and President
Tommy Wing Ling LUI	45	Chief Technology Officer
Xiao-Ming HU	49	Interim Chief Financial Officer
Tony Zhong	37	Vice President of Finance

1 As of December 31, 2020

Lai Man CHEUNG, Director. Mr. Cheung has been a director of the Company since April 27, 2020. Mr. Cheung has served as the Director of Strategic Operations and Research & Development in Tsuen Lee Group (Holdings) Limited (‘TLG’) since 2006. TLG is currently one of the largest OEM manufacturers of toys, baby gear and household products, operating eight factories with over 15,000 personnel. The major customers of TLG include Mattel, Inc., Fisher-Price, MGA Entertainment, Ferrero SpA – Kinder Surprise, Reckitt Benckiser Group plc, Earth Chemical Co. Ltd, etc. In 2008, Mr. Cheung took leadership of the first co-manufacturing program with Mattel, Inc. which was known as Partnership Program. The main achievement of this Partnership Program was to create a win-win situation through streamlining, improving overall performance, and securing business volume. Total revenue of TLG in manufacturing sector was $178.00 million in 2019. Mr. Cheung also took leadership in various innovation projects in TLG. In 2016, TLG was granted a patent on his invention of a foldable 3D printer known as LMNET which is a remarkable achievement. Mr. Cheung holds a Master Degree in Business Administration awarded by the University of Liverpool, the United Kingdom.

Jason Che Wai AU, Director. Mr. Au has been a director of the Company since April 27, 2020, Mr. Au has served as Managing Director of the Hong Kong branch of LJ Hooker, one of Australia's largest real estate groups, from 2004 to 2016. In 2016, Mr. Au established White Knight International Limited (‘WKI’), a real estate agency and gold bullion trading company in Hong Kong. He has served as Chief Executive Officer of WKI since then. WKI generated $255.00 million revenue in its first year of operation. Mr. Au has been working closely with global pioneer companies in gold bullion industry such as Heraeus Group, Finemetal Asia Ltd, Brink’s Global Services and Malca Amit Far East Ltd. Mr. Au holds a Certificate in Science, Engineering, Computing and Mathematics awarded by University of Technology, Sydney. He is also a registered estate agent, a registered rough diamond trader and a registered rice stockholder in Hong Kong.

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

Mark Leonard TAN, Director. Mr. Tan developed award winning applications for Globe Telecom in 2010, most notably G-cash for Android which pioneers cashless payments across the world. G-cash has more than 20 million users and once assisted Globe Telecom to generate more than $2 billion annual revenue. From 2012 to 2015, he worked as a Business Analyst for Rizal Commercial Banking Corporation, one of the largest universal banks in the Philippines. In 2015, Mr. Tan represented Uber as their Brand Ambassador during the most critical part of their expansion into South East Asia. After his stint in Uber, he was invited to join as Corporate Strategy Advisor in Macma Limited, a worldwide original design and equipment manufacturer, to lead its augmented and virtual reality division. He successfully launched a new platform for Macma’s promotional business in the world’s largest promotional gifts convention in Germany. In 2017, Mr. Tan served as Global Product Manager in Gobee.Bike, which was one of fastest growing bike-sharing service companies in the world. Mr. Tan holds a Bachelor Degree in Information and Communications Technology Management awarded by De La Salle University Manila.

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

Tony ZHONG, Vice President of Finance. Mr. Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, a NYSE listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK. Mr Zhong is also a Chartered Global Management Accountant, and was admitted as a Fellow of the chartered institute of Management Accountants on December 21, 2018. Mr. Zhong was also admitted as a Fellow of the institute Public Accountant (Australia) and a Fellow of the Institute of Financial Accountants (UK) on October 22, 2020.

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

For the year ended December 31, 2020, the aggregate cash compensation paid to our executive officers was approximately $0.1 million. Share-based compensation expensed by us to our directors and executive officers with respect to the year ended December 31, 2020 was $0.68 million.

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

320,000 ordinary shares were awarded in December 2016 to our directors, consultants and employees (including certain executive officers), 190,000 ordinary shares were issued in January 2017 to our independent directors, consultants and employees (including certain executive officers). On April, 2018, a total of 180,000 shares were issued to certain of our directors and employees. On January 8, 2020, a total of 80,000 shares were issued to certain of our directors.

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

NASDAQ Requirements for Director Independence

Under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ rules, a majority of our directors must meet the definition of “independent” contained in those rules. Our Board has determined that Mr. Sze, Mr Au and Mr Li meet the independence standards contained in the NASDAQ rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules. In reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their ability to exercise independent judgment.

Committees of Our Board of Directors

We have established three primary committees of the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. The Board also created an Equity Plan Committee consisting of Mark Leonard TAN and Lai Man CHEUNG to administer the Company’s 2010 Plan and 2016 Plan.

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

D. Employees.

As of December 31, 2020, the company had 14 full time employees, all of which are management and administrative staff members.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership.

The following table sets forth information, as of June 30, 2021, regarding the beneficial ownership of our ordinary shares by:

1.	each director and executive officer; and

2.	each person known by us to own beneficially more than 5.0% of our outstanding ordinary shares.

Beneficial ownership is determined according to the SEC’s rules and includes voting or investment power regarding the securities. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group and the number of ordinary shares such person or group has the right to acquire within 60 days after as of June 30, 2021 by the sum of 101,597,998 being the number of ordinary shares issued and outstanding as of June 30, 2021 , plus the number of post-split ordinary shares such person or group has the right to acquire within 60 days after as of June 30, 2021. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power regarding all shares of ordinary shares shown as beneficially owned by them.

Name	Number	Percent
Raleigh Siu LAU	1,000,000	*
Tommy Wing Ling LUI	500,000	*
Xiao-Ming Hu	-	*
Lai Man CHEUNG	-	*
Jason Che Wai AU	-	*
Wang Tai Dominic LI	110,000	*
Wood Shing Kei SZE	-	*
Mark Leonard TAN	-	*

Principal Shareholders
Prime Ocean Holdings Limited (1)	29,000,000	28.7%
Leung Iris Chi YU	23,132,500	22.8%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

Our major shareholders do not have different voting rights than any other shareholder. We are not aware of any arrangement that may, at a subsequent date, result in a charge of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Victor OR (“Mr. Or”) is the seller of GFS (note 7(f)), and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and June 20, 2021.

On December 23, 2019, the Company entered into a Share Exchange Agreement with Mr. Or for the purchase and sale of the entire equity interest in GFS. As part of consideration, the promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021 (note 7(f)).

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$11.50 million ($1.47 million), which was secured by residential property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On March 1, 2021, Mr. Or and two unrelated parties fully repaid HK$11.50 million ($1.47 million) to the Company.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.50 million ($14.94 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On February 9, 2021, this loan was fully assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which outstanding loan receivable was HK$62.34 million ($8.00 million) as of the date of assignment.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$20.00 million ($2.56 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or and two other unrelated parties, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of the loan to March 2, 2019. On March 1, 2019, Mr. Or and two unrelated parties fully repaid HK$20.00 million ($2.56 million) to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.00 million ($0.90 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. On September 30, 2019, Mr. Or fully repaid HK$7.00 million ($0.90 million) to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.00 million ($4.87 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum. On April 8, 2020, Mr. Or fully repaid HK$38.00 million ($4.87 million) to the Company.

As of December 31, 2020 and 2019, loans receivables due from Mr. Or and two other unrelated parties totaled HK$73.84 million ($9.47 million) and HK$166.00 million ($21.28 million) remained outstanding, respectively. On February 9, 2021, one of the loans receivables due from Mr. Or and two unrelated third parties were assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which the relevant outstanding loan balance was HK$62.34 million ($8.00 million) as of the date of assignment. No interest receivable is accrued as of the date of assignment according to the contract term. During the years ended December 31, 2020 and 2019, interest income of $nil and $1.10 million have been earned on these loans. As of December 31, 2020, and 2019, accrued interest receivable   on these loans amounted to $0.09 million and $0.98 million, respectively.

Mr. Or owned 75% of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2020 and June 30, 2021, the Company had HK$6.74 million ($0.86 million) and HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited. As of June 30, 2021 and December 31, 2020, there was no interest income received from Alpen Baruch Bank Limited, and bank charges paid to Alpen Baruch Bank Limited were immaterial.

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

People’s Republic of China Taxation

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Concentration of credit risk

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

The Company originates loans to customers located primarily in Hong Kong. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region. Prior to January 1, 2020, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Company’s loans receivable and interest receivable are within the scope of ASC Topic 326.

The provision for loan losses of $1.98 million, $0.19 million and $nil was recognized for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2020, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans and interests from the money lending business in a total amount of HKD201,647,726 (“Principal”) and HKD18,506,257 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2020	2019
Balance as of January 1	$194	$-
Provisions for doubtful accounts	1,980	194
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of December 31	2,174	194

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2020	2019
Balance as of January 1	$-	$-
Provisions for doubtful accounts	39	-
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of December 31	39	-

As of December 31, 2020, the loans receivable due from 3 customers accounted for 16%, 15% and 39.9%  (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of total loan receivable. As of December 31, 2020, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2019, the loans receivable due from 1 customer accounted for 52% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of total loan receivable. As of December 31, 2019, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 19% and 10% of the Company’s total revenues, for the year ended December 31, 2020.  No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2020.

Revenue from 1 major customer accounted for 21% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of the Company’s total revenues, for the year ended December 31, 2019. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2019.

Revenue from 2 major customers accounted for 14% and 23% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of the Company’s total revenues, respectively, for the year ended December 31, 2018, respectively. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2018.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 19).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2020	2019	2018
Hong Kong	4,235	5,115	1,570
Australia	58	-	-

Total	$4,293	$5,115	$1,570

Concentration of supplier

As of December 31, 2020 and 2019, the management considered that there were no significant supplier risks to the Company.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2020 and 2019, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of June 30, 2021, the Company had HK$80.67 million ($10.34 million) cash and bank deposits. The Company held six bank accounts with total amount of HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKDs which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2020, our internal control over financial reporting was not ineffective.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	the Company has limited written documentation on monitoring loan risk assessment on a regular basis;

-	the Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;

-	the Company was lack of controls and reporting procedure on monitoring the past due status of principal and interest payment;

-	the Company was lack of sufficient policy and controls on term extension on loans and the troubled loan restructure;

-	the Company was lack of controls on the loans with related parties, and also the monitor upon the concentration of the related party transactions;

-	the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	We are in the process of hiring a permanent chief financial officer with significant U.S. GAAP and SEC reporting experience;

3.	We plan to provide further training to SGOCO’s finance staff to enhance their understanding of SGOCO’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control;

4.	We plan to hire additional staff to enhance and monitor the control procedures for money lending operations;

5.	We plan to set acceptable limit on the amount of loan with related party and regularly monitor the concentration of the loan with related party to the entire loan portfolio;

6.	We plan to implement stringent written documentation and information to capture the borrower’s credit risk adequately.

7.	We plan to hire professional consultant to review and assist the company to implement proper controls and policies on the company’s money lending operations.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2020 and 2019.

	2020	2019
Audit Fee	$247,233	$230,376
Audit-Related Fees	-	-
Tax fees	-	-
Total	$247,233	$230,376

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 11, 2021, the Board of Directors of SGOCO Group, Ltd. approved the dismissal of Centurion ZD CPA & Co. (“CZD”) as the Company’s independent registered public accounting firm, effective immediately.

CZD’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2018 and 2019 and through January 11, 2021, there were no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to CZD’s satisfaction, would have caused CZD to make reference to the subject matter of the disagreements in their reports on the Company's consolidated financial statements for such periods.

During the Company’s years ended December 31, 2018 and 2019 and through January 11, 2021, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management's assessment: (1) the Company has limited written documentation on monitoring loan risk assessment on a regular basis and (2) the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 to the January 11, 2021 Form 6-K is a copy of CZD’s letter addressed to the SEC relating to the statements made by the Company.

On January 11, 2021, the audit committee of the board of directors of SGOCO Group, Ltd. approved the appointment of Yu Certified Public Accountant, P.C ("Yu CPA") as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2020.

During the two fiscal years ended December 31, 2018 and 2019 and through January 11, 2021, neither the Company nor anyone on its behalf consulted Yu CPA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Yu CPA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii)  any matter that was either the subject of a disagreement or a reportable event as described above.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-170674) filed on December 15, 2010)

2.1	Warrant Agreement by and between the Company and the warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on February 18, 2010)

2.2	Amendment No. 1 to the Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on March 16, 2010)

2.3	Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4	Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5	Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6	Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7	Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8	Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9	Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10	Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and SGOCO Group, Ltd. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

4.1	English Translation of Business License for Beijing SGOCO Image Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.2	English Translation of Business License for SGOCO (Shenzhen) Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed April 22, 2014)

4.3	Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and SGOCO Group, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4	English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and SGOCO Group, Ltd in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.5	Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.6	Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.7	Convertible Note by and between the Company and JSJ Investments Inc. dated June 3, 2015. (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.8	Securities Purchase Agreement by and between the Company and LG Capital Funding, LLC dated June 10, 2015. (incorporated by reference to Exhibit 4.14 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.9	Securities Purchase Agreement by and between the Company and Service Trading Company, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.10	Securities Purchase Agreement by and between the Company and Adar Bays, LLC dated June 11, 2015. (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.11	Securities Purchase Agreement by and between the Company and Vis Vires Group, Inc. dated June 25, 2015. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.12	Securities Purchase Agreement by and between the Company and Black Forest Capital, LLC dated July 17, 2015. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.13	Securities Purchase Agreement by and between the Company and Crown Bridge Partners, LLC dated September 11, 2015. (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.14	Share Purchase Agreement by and between the Company and an Investor dated May 9, 2016. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.15	Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16	Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17	Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18	Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19	Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20	Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21	Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22	Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23	Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24	Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25	Sale and Purchase Agreement dated December 23, 2019, by and between SGOCO Group, Ltd. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26	Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

8.1*	List of Subsidiaries

11.1	SGOCO Group, Ltd.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant, P.C.

15.2*	Consent of Centurion ZD CPA & Co.

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SGOCO Group, Ltd.

Date: July 7, 2021	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

Yu Certified Public Accountant PC

Professionalism, Expertise, Integrity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SGOCO Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SGOCO Group, Ltd. and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2020, the related consolidated statement of operations, consolidated statement of comprehensive loss, consolidated statement of shareholders' equity, and consolidated statement of cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations and its cash flows, for the year ended December 31, 2020, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Adoption of New Accounting Standards

As discussed in Note 23 to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments-Credit Losses, effective January 1, 2020.

As discussed in Note 2 to the consolidated financial statements, the Group has adopted Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, effective January 1, 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Yu Certified Public Accountant PC

Professionalism, Expertise, Integrity

Critical Audit Matters

The critical audit matters communicated below is the matters, arising from the current audit of the consolidated financial statements, which was communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Note 10 to the consolidated financial statements, as of December 31, 2020, the Group’s consolidated goodwill balance was $4.90 million, which was related to financial technology solutions and services reporting units. During the year ended December 31, 2020, the Group recorded goodwill impairment loss of $59.44  million, which was related to $55.53  and $3.91 million, with financial technology solutions and services reporting units and money lending reporting units, respectively. Goodwill is tested for impairment annually in each fiscal year, or more frequently, when events or changes in circumstances indicate that the fair value of a reporting unit has declined below its carrying value. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the business units.

We identified the evaluation of goodwill for impairment for the financial technology solutions and services reporting units and money lending reporting units as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the selection of forecasted revenue growth rates, operating margins, and discount rates used in the income approach. Additionally, the audit approaches, associated with the evaluation of goodwill for impairment for the financial technology solutions and services reporting units and money lending reporting units, required specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error or unreasonableness of the assessment on impairment of goodwill included: (i) evaluating the reasonableness of managements forecasted revenue growth rates and operating margins by comparing the forecasts to historical and industry average revenue growth rates and operating margins, considering industry conditions and growth plans; (ii) evaluating the appropriateness of the model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists; (iii) performing sensitivity analysis to assess the impact of reasonably possible changes to the forecasted revenue growth rates, operating margins, and discount rate assumptions on the reporting units’ fair values; (iv) engaging independent valuation professionals with specialized skills and knowledge, to evaluate the appropriateness of the model, and the reasonableness of model inputs and significant assumptions; and (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

Yu Certified Public Accountant PC

Professionalism, Expertise, Integrity

Allowance for current expected credit losses (“CECL”) on accounts receivables and other receivables

As described in Notes 23 in the consolidated financial statements, the Group adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance accrued for  CECL of $2.02  million for the year ended December 31, 2020,on accounts receivables, loan receivables, and other receivables, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Group.

We have identified allowance for CECL on accounts receivables, loan receivables, and other receivables, as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Group’s consolidated financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (iv) independently evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Group’s assessment on significant factors, and the basis of estimated loss rates applied with reference to historical default rates and forward-looking information; (v) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables; (vi) performing credit review with both individual and corporation borrowers of significant loan receivables, to assess the borrowers’ capability and willing to repay the debt; and (vii) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Company’s auditor since 2021.

New York, New York
July 7, 2021

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室 Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SGOCO Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SGOCO Group, Ltd. and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

As described in Note 22 to the consolidated financial statements, the Company has restated its financial statements as of, and for the year ended, December 31, 2019.

中正達會計師事務所
Centurion ZD CPA & Co.

As described in Note 3 to the consolidated financial statements, the Company has reclassified assets, liabilities, revenues, expenses and cash flows related to a disposed segment of the Company as discontinued operations for all periods presented.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company's auditor since 2016 to 2021.

Hong Kong, China

June 15, 2020

(except for Note 22 as to which the date is July 7, 2021)

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(In thousands of U.S. dollars except share and per share data)

	2020	2019
		(Restated)
ASSETS
CURRENT ASSETS
Cash	$3,028	$5,126
Accounts receivable, net	8	12
Loans receivable, net of provision for loan losses of $2,172 and $192, respectively	22,096	33,886
Interest receivable	286	1,342
Other receivables and prepayments, net of provision for credit losses of $39 and $nil, respectively	232	5,904
Current assets held for sale	-	97
Total current assets	25,650	46,367

Deposits for acquisition of a subsidiaries	4,966	21,795
Plant and equipment, net	52,141	55,085
Operating lease right-of-use assets, net	199	-
Intangible assets, net	446	-
Long-term loans receivable, net of $nil provision for loan losses	1,621	7,293
Goodwill	5,107	3,906
Non-current assets held for sale	-	5,271

Total assets	$90,130	$139,717

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$201	$155
Accounts payable, trade	-	1
Other payables and accrued liabilities	946	1,255
Operating lease liability, current	160	-
Customer deposits	-	1
Unsecured promissory note due to shareholder	5,192	-
Taxes payable	657	693
Warrant derivative liability	249	-
Convertible notes - current	42	46
Current liabilities held for sale	-	4,342
Total current liabilities	7,447	6,493

LONG-TERM LIABILITIES
Long-term bank loan	6,040	6,255
Operating lease liability, non-current	39	-
Convertible notes – non-current	118	145
Warrant derivative liability – non-current	-	253
Non-current Deferred tax liabilities	5,859	6,183
Non-current liabilities held for sale	-	623
Total liabilities	19,503	19,952

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2020 and 2019, respectively	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,158,228 and 80,026,647 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	405	320
Additional paid-in-capital	135,347	116,943
Retained earnings (deficit)	(65,120)	2,316
Accumulated other comprehensive income (loss)	(5)	(10)
Total SGOCO Group, Ltd. shareholders' equity	70,627	119,569
Non-controlling interests	-	196
Total shareholders' equity	70,627	119,765
Total liabilities and shareholders' equity	$90,130	$139,717

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of U.S. dollars except share and per share data)

	2020	2019	2018
REVENUES	$4,293	$5,115	$1,570
COST OF REVENUES	5,359	2,381	1,257
GROSS PROFIT (LOSS)	(1,066)	2,734	313
OPERATING EXPENSES:
General and administrative expenses	2,617	4,186	2,232
(Reversal) allowance for guarantee	-	(974)	157
Impairment loss of loan and interest receivable	1,980	194	-
Impairment loss of other receivables	39	-	-
Impairment loss of intangible assets	1,230	-	-
Impairment loss of property, plant and equipment	970	60	385
Impairment loss of goodwill	59,440	-	-
Total operating expenses	66,276	3,466	2,774

OPERATING LOSS FROM CONTINUING OPERATIONS	(67,342)	(732)	(2,461)

OTHER INCOME (EXPENSES):
Interest income	-	1	-
Interest expense	(1,020)	-	(58)
Other income (expense), net	128	162	(3)
Gain (loss) from disposal of a subsidiary	(2)	3	263
Gain on change in fair value of warrant derivative liability	4	33	394
Total other income (expenses), net	(890)	199	596

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(68,232)	(533)	(1,865)
INCOME TAX BENEFIT (EXPENSE)	309	(410)	(16)

NET LOSS FROM CONTINUING OPERATIONS	$(67,923)	$(943)	$(1,881)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	5	(36,116)	(19,183)

NET LOSS	$(67,918)	$(37,059)	$(21,064)

Net loss attributable to non-controlling interests – discontinued operations	-	17,657	8,692
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	$(67,918)	$(19,402)	$(12,372)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	4	1	(100)
Realization of foreign currency translation loss relating to disposal of a subsidiary	1	(2)	7,422
COMPREHENSIVE LOSS	(67,913)	(37,060)	(13,742)
Comprehensive loss attributable to non-controlling interests	-	17,657	8,692
Comprehensive loss attributable to ordinary shareholders of SGOCO Group Ltd.	$(67,913)	$(19,403)	$(5,050)

LOSS FROM CONTINUING OPERATIONS PER SHARE
Basic	$(0. 69)	$(0.01)	$(0.05)
Diluted	$(0.69)	$(0.01)	$(0.05)

LOSS FROM DISCONTINUED OPERATIONS PER SHARE
Basic	$(0.00)	$(0.23)	$(0.30)
Diluted	$(0.00)	$(0.23)	$(0.30)

LOSS PER SHARE:
Basic	$(0.69)	$(0.24)	$(0.35)
Diluted	$(0.69)	$(0.24)	$(0.35)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	98,110,873	79,197,068	35,080,704
Diluted	98,110,873	79,197,068	35,080,704

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of U.S. dollars except share data)

	Ordinary shares
	Number of shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interests	Total
BALANCE, January 1, 2018	16,164,855	$65	$50,159	$40,922	$(7,331)	$-	$83,815

Shares issued for equity compensation plan (restated)	1,680,000	7	526	-	-	-	533
Shares issued on exercise of warrants	174,903	1	174	-	-	-	175
Shares issued on acquisition of subsidiaries	6,824,272	27	8,161	-	-	-	8,188
Equity component of the 2018 Notes (note 18)	-	-	5,306	-	-	-	5,306
Shares issued on Rights offering	50,663,270	202	49,789	-	-	-	49,991
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	(7,422)	7,422	-	-
Disposal of partial interest in subsidiaries without losing control	-	-	1,072	-	-	38,797	39,869
Net loss	-	-	-	(12,372)	-	(8,692)	(21,064)
Foreign currency translation adjustment	-	-	-	-	(100)	-	(100)
BALANCE, December 31, 2018	75,507,300	$302	$115,187	$21,128	$(9)	$30,105	$166,713

Shares issued on acquisition of subsidiaries	4,519,347	18	5,224	-	-	-	5,242
Equity component of the 2018 Notes	-	-	(3,480)	-	-	-	(3,480)
Shares issued for equity compensation plan (restated)	-	-	600	-	-	-	600
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	2	(2)	-	-
Disposal of interest in a subsidiary	-	-	(588)	588	-	(12,252)	(12,252)
Net loss	-	-	-	(19,402)	-	(17,657)	(37,059)
Foreign currency translation adjustment	-	-	-	-	1	-	1
BALANCE, December 31, 2019	80,026,647	$320	$116,943	$2,316	$(10)	$196	$119,765

Shares issued for equity compensation plan	80,000	1	679	-	-	-	680
Equity component of the 2018 Notes	-	-	31	-	-	-	31
Shares issued on acquisition of subsidiaries	16,551,581	66	14,595				14,660
Shares issued on financing	4,500,000	18	3,582				3,600
Realization of foreign currency translation loss relating to disposal of a subsidiary	-	-	-	(1)	1	-	-
Disposal of interest in a subsidiary	-	-	(483)	483	-	(196)	(196)
Net loss	-	-	-	(67,918)	-	-	(67,918)
Foreign currency translation adjustment	-	-	-	-	4	-	4
BALANCE, December 31, 2020	101,158,228	$405	$135,347	$(64,120)	$(5)	$-	$70,627

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of U.S. dollars)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(67,923)	$(943)	$(1,881)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	4,799	2,084	1,074
Impairment loss of goodwill	59,440	-	-
Impairment loss of property, plant and equipment	970	60	385
Impairment loss of intangible assets	1,230	-	-
Deferred income taxes	(1,048)	(122)	(130)
Impairment loss of loan and interest receivables	1,980	194	-
Impairment loss of other receivables and prepayments	39	-	-
Gain on change in fair value of warrant derivative liability	(4)	(33)	(394)
Share-based compensation expenses	680	600	534
Gain on disposal of a subsidiary	2	(3)	(263)
(Reversal) allowance for guarantee	-	(974)	157
Change in operating assets
Accounts receivable	4	-	(12)
Loans receivable	15,482	3,190	(36,396)
Other receivables and prepayments	6,343	313	(343)
Interest receivable	1,056	(1,188)	1
Advances to suppliers	-	-	1
Change in operating liabilities	(2)	-	-
Accounts payable, trade	-	1	5
Other payables and accrued liabilities	(986)	(236)	194
Taxes payable	(423)	406	186

Net cash provided by (used in) continuing operations	21,639	3,349	(36,882)
Net cash provided by (used in) by discontinued operations	214	(234)	708
Net cash provided by (used in) operating activities	21,853	3,115	(36,174)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(118)	(257)	-
Proceeds from acquisition of a subsidiary	1,009	75	1,983
Proceeds from disposal of a subsidiary	187	8,987	-
Advance to other party	-	(5,835)	-
Settlement of a promissory note for acquisition of a subsidiary	(23,282)	-	(3,533)
Deposits paid for acquisition of subsidiaries	(4,966)	(21,795)	(6,410)
Net cash used in continuing operations	(27,170)	(18,825)	(7,960)
Net cash used in discontinued operations	(247)	(440)	(2,442)
Net cash used in investing activities	(27,417)	(19,265)	(10,402)

CASH FLOWS FROM FINANCING ACTIVITIES:
New bank loan raised	-	6,410	200
Repayment of bank borrowings	(169)	(200)	-
Advances from a director	-	21	-
Repayment to a director	-	(4)	-
Proceeds from convertible notes	-	-	5,780
Proceeds from exercise of warrants	-	-	175
Advances from unrelated third parties	-	4	-
Advances from related party	-	32	-
Proceeds from shares issuance	3,600	-	49,991

Net cash provided by continuing operations	3,431	6,263	56,146
Net cash provided by discontinued operations	-	701	-
Net cash provided by financing activities	3,431	6,964	56,146

(DECREASE) INCREASE IN CASH	(2,133)	(9,186)	9,570

Cash and cash equivalent, beginning of year	5,161	14,347	4,777

Cash and cash equivalent, end of year	$3,028	$5,161	$14,347

ANALYSIS OF CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents per consolidated balance sheets	$3,028	$5,126	$14,332
Included in assets of discontinued operations	-	35	15

	3,028	5,161	14,347

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$206	$106	$-
Cash paid for income taxes	1,163	130	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for acquisition of subsidiaries	14,660	5,242	8,188
Cancellation of 2018 Notes (Notes 3 and 13)	-	3,480	-

The accompanying notes are an integral part of these consolidated financial statements.

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.00 million.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52.00 million in cash, plus up to 19.9% or 3.40 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca completed and SGOCO International fully paid $52.00 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

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

On April 28, 2017, SGOGO International (HK) Limited, a wholly-owned subsidiary of SGOCO, entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all the issued and outstanding capital stock of Century Skyway Limited, a company incorporated in Hong Kong at a consideration of $32,600,000 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, SGOCO formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality personal loans and corporate loans to its customers since 2016.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

On May 17, 2018, the Company entered into a Sale and Purchase Agreement to sell its 100% ownership interest in SGOCO Shenzhen to Realm Valley Limited, a company incorporated in British Virgin Islands, for $1 in total consideration.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, Suns Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.00 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million). On September 20, 2019, the Company entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited, to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). Upon the satisfactory completion of the closing conditions contained in the Agreement, the operational and management control over CSL were shifted from SGOCO to Ho Pui Lung on December 31, 2019 (Note 3).

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

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane Limited for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance of $7.50 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lane (Note 8(d)).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (“Mr. Or”) for the purchase and sale of Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its acquisition of GFS (Note 7(f)). By March 30, 2021, the Company repaid the promissory note in full by several payments.

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million).

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2020:

	Place incorporated	Ownership percentage
SGOCO Group, Ltd.	Cayman Islands	Parent Company
SGOCO International (HK) Limited	Hong Kong	100%
Beijing SGOCO Image Technology Co., Ltd.	Beijing, China	100%
Giant Financial Services Limited (“GFS”)	Samoa	100%
Apiguru Pty Ltd. (“Apiguru”)	Australia	100%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%
11 Hau Fook Street Limited	Hong Kong	100%
Paris Sky Limited	Marshall Islands	100%
Vision Lane Limited	British Virgin Islands	100%
Suns Tower Limited (Formerly known as “First Asia Tower Limited”) (“FAT”)	Hong Kong	100%
First Asia Finance Limited (“FAF”)	Hong Kong	100%

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis.

Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

When dispose a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

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

Trademarks of GFS	10 years
Service Contracts of GFS	1 year
Non-competition agreements of Apiguru	3 years

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

Goodwill arises from our two reporting units: the financial technology solutions and services and the money lending services. The Company performs its annual impairment tests on December 31 of each year.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of Dec 31, 2020 and 2019.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2020 and 2019, there was $2,174 and $194 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Other receivables and Prepayments

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2020 and 2019 there was $39 and $nil allowance for uncollectible other receivables and prepayments, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date.

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

Interest receivable

Interest receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

Fair value of financial instruments

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at December 31, 2020	Fair Value Measurement at December 31, 2020
		Level 1	Level 2	Level 3
Warrant derivative liability	$249	$-	$-	$249

A summary of changes in Warrant derivative liability for the years ended December 31, 2019, 2018 and 2017 was as follows:

Balance at January 1, 2016 and 2017	$-
Issuance of warrants on April 5, 2017	530
Change in fair value of warrant derivative liability	150
Balance at December 31, 2017	680
Change in fair value of warrant derivative liability	(394)
Balance at December 31, 2018	286
Change in fair value of warrant derivative liability	(33)
Balance at December 31, 2019	253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	April 5, 2017
Market price per share (USD/share)	1.45	$0.95	$0.85	$1.06	$2.75
Exercise price (USD/share)	1.00	1.00	1.00	1.00	2.75
Risk free rate	0.07%	1.59%	2.53%	2.00%	1.83%
Dividend yield	-%	-%	-%	-%	-%
Expected term/Contractual life (years)	0.26	1.26	2.26	3.26	4.00
Expected volatility	64.06%	78.11%	81.54%	110.46%	106.46%

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2020, and 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Revenues are recognized when control of the promised goods or services is transferred to the customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Financial technology solutions and services

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Maintenance and support type service income is recognized separately from the main contract since such service was not treated as performance obligation of the contract.

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

Boca recognizes revenues, being entitlement to actual electricity running cost saving achieved, net of rebates, immediately as it relates to distinct services that have already been performed. As of August 31, 2020, operations of Boca to be disposed of were reported as discontinued operations. Accordingly, revenues related to Boca have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

Interest on loans receivable

Interest on loans receivable is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income on impaired loans receivable is recorded when cash payment for interest is received by the Company.

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

Below is the summary presenting the Company’s revenues from continued operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2020	2019	2018
Revenue by recognition over time	$4,293	$5,115	$1,570

	$4,293	5,115	$1,570

	Year ended December 31,
Revenue by major product line	2020	2019	2018
Interest on loans	$1,667	$3,930	$980
Property lease and management	1,130	1,185	590
Financial technology solutions and services	1,496	-	-

	$4,293	5,115	$1,570

Contract Balances

For the years ended December 31, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil  and $nil as of December 31, 2020 and 2019, respectively. The  Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2020, 2019 and 2018:

Rental receipt in advance
Balance as of January 1, 2018	$-
Acquisition of Suns Tower Limited	10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	6
Balance as of December 31, 2018	6
Revenue recognized from beginning contract liability balance	(6)
Advances received from customers related to unsatisfied performance obligations	8
Balance as of December 31, 2019	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3

The contract liabilities were grouped into other payables and accrued liabilities (note 16).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2020, 2019 and 2018, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2020. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2016 to 2019 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Australia subsidiaries are the Australian Dollar (“AUG”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.52 and RMB6.98 to $1.00 at December 31, 2020 and 2019, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2020, 2019 and 2018 were RMB6.90, RMB6.89, and RMB6.64 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUG 0.77 to $1.00 as of December 31, 2020. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2020 was AUG0.73 to $1.00.

Recent accounting pronouncements

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company evaluated the impact of ASU 2019 on its consolidated financial statements for the year ended December 31, 2020 (note 23).

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Discontinued Operations

Disposal of Century Skyway Limited

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million) to Ms. Leung (Note 1). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million), which shall be satisfied by:

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

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 31, 2019.

As of December 31, 2018, operations of CSL to be disposed of were reported as discontinued operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to CSL have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

As of December 31, 2018
Cash	$5
Advances to suppliers	45
Goodwill	12,831

Intangible assets	16,402
Long-live asset subtotal	16,402

Assets held for sale	29,283
Classified as:
— Current	12,881
— Non-current	16,402

Other payables, accrued liabilities and customer deposits	$182
Deferred tax liabilities	4,100
Liabilities held for sale	4,282
Classified as:
— Current	182
— Non-current	4,100

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2020	2019	2018
Revenues	$-	$-	$-
Cost of revenues	-	-	-
Operating expenses	-	(7)	(8,005)
Loss before provision for income taxes	-	(7)	(8,005)
Income tax credit	-	-	492
Loss from discontinued operations, net of income taxes	-	(7)	(7,513)

The following table summarizes the net assets of CSL at the date of disposal:

Date of disposal of 51% equity interest in CSL (December 31, 2019)
Cash	$2
Advances to suppliers	44
Goodwill	12,831

Intangible assets	16,402
Long-live asset subtotal	16,402

Other payables, accrued liabilities and customer deposits	(185)
Deferred tax liabilities	(4,100)
Net assets of CSL upon disposal	24,994
51%
Interests in net assets of CSL being disposed of	12,747
Consideration	12,750
Gain on disposal of subsidiary	3

Disposal of Boca International Limited

On June 7, 2018, the Company transferred its 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million) to Ms. Leung (Note 1). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from SGOCO to the Purchaser on August 31, 2020.

As of August 31, 2020, operations of Boca to be disposed of were reported as discontinued operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to Boca have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

As of December 31, 2019
Cash	$35
Accounts receivable, net	25
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Equipment	2,799
Intangible assets	2,377
Long-live asset subtotal	5,271

Assets held for sale	5,368
Classified as:
— Current	97
— Non-current	5,271

Other payables and accrued liabilities	$4,274
Operating lease liability, current	68
Operating lease liability, non-current	29
Deferred tax liabilities	594
Liabilities held for sale	4,965
Classified as:
— Current	4,342
— Non-current	623

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	For eight months ended August 31,	Year ended December 31,
	2020	2019	2018
Revenues	$812	$410	$10
Cost of revenues	(523)	(1,738)	(1,378)
Operating expenses	(363)	(39,613)	(10,489)
Other income (expenses)		(218)	(140)
Loss before provision for income taxes	(74)	(41,159)	(11,997)
Income tax credit	79	5,050	327
Gain (Loss) from discontinued operations, net of income taxes	5	(36,109)	(11,670)

The following table summarizes the net assets of Boca at the date of disposal:

Date of disposal of 51% equity interest in Boca (August 31, 2020)
Cash	$2
Accounts receivable	186
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Plant and equipment, net	2,837
Intangible assets, net	2,063
Long-live asset subtotal	4,900

Other payables and accrued liabilities	(4,235)
Operating lease liabilities	(97)
Deferred tax liabilities	(516)
Net assets of Boca upon disposal	372
51%
Interests in net assets of Boca being disposed of	189
Consideration	187
Loss on disposal of subsidiary	(2)

Note 4 – Accounts receivable, net

Accounts receivable as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Accounts receivable	$8	$208
Allowance for doubtful accounts	-	(196)
	$8	$12

The movements in allowance for doubtful accounts are as follows:

	2020	2019
Balance at the beginning of the year	$196	$196
Addition	-	-
Written-off	(196)	-
Balance at the end of the year	$-	$196

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5- Loans receivable, net

The annualized interest rates on loans issued ranged between 6% and 54% for the year ended December 31, 2020, and ranged between 2.5% and 58% for the year ended December 31, 2019.

Loans receivable consisted of the following:

	December 31,
	2020	2019
Loans receivable, gross
Personal loans	$21,170	$35,611
Corporate loans	4,719	5,760
Subtotal	25,889	41,371
Provision for loan losses	(2,172)	(192)
Total loans receivable, net	$23,717	$41,179
Less: classified as non-current loans receivable, net	(1,621)	(7,293)
Total current loans receivable, net	$22,096	$33,886

The following is a maturity analysis of the Company’s loans receivable, net as of December 31, 2020:

For the year ending December 31,
2021	$22,096
2022	532
2023	93
2024	93
2025	96
2026 and thereafter	807
Total loans	23,717

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2020 and 2019, the Company had 34 and 41 personal loan customers, and 2 and 3 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions (note 25).

For the years ended December 31, 2020, 2019 and 2018, a provision of $1,980, $194 and $nil was charged to the statement of income, and no write-off against provisions was made (note 25).

For the years ended December 31, 2020, 2019 and 2018, interest income of $309, $2 and $nil were recognized for the loans were impaired.

The following table represents the aging of loans receivable, net as of December 31, 2020 and 2019:

	December 31,
	2020	2019
1-89 days past due	$11	$177
90-179 days past due	6	16,420
180-365 days past due	524	4,497
Over 1 year past due (i)	14,482	331
Total past due	$15,023	$21,425
Loans without overdue (ii)	8,694	19,754
Total loans, net	$23,717	$41,179

(i)	The original loan settlement was planned in 2020, but was postponed by COVID-19. In early 2021, loans and interest receivable from seven borrowers were assigned to an unrelated party, Brilliant Jade Group Limited, in considerations of HK$108.12 million ($13.86 million) in total. Outstanding loans were accrued to HK$108.12 million ($13.86 million) according to loan contract terms. Considerations were fully settled in March and April, 2021. No outstanding balance is due from the captioned borrowers after loan assignments.

(ii)	$20.00 million amount of loans as of December 31, 2019 was reclassified from current to overdue because management further reviewed the performance of these loans and noted that interests were past due even though principals were extended in 2019 and expired in 2020. The $20.00 million amount of loans were fully settled by April 2021.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Installment loans to individuals	$11,730	$24,922
Real estate mortgage loan	7,285	11,138
Commercial loans	4,691	5,119
Total loans, net	$23,716	$41,179

Installment loans to individuals

Installment loans to individuals are unsecured loans offered to individual borrowers by assessing their abilities to repay their loans and interest. The factors used to determine the borrower’s ability to repay include the borrower's current income, current assets, credit history and employment status.

Real estate mortgage loans

A real estate mortgage loan is a loan in which the borrower puts up a real estate under their ownership, possession or control, as collateral for the loan. The loan is secured against the collateral and the Company does not take physical possession of the collateral at the time the loan is made. The Company will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, the Company can then take possession of the collateral and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Commercial loans

Commercial loans are unsecured loans offered to corporations by assessing their capacities to make timely principal and interest payments. The factors used to determine the corporations’ ability to repay include state of economy, recent industry performance and financial conditions of the corporations as well as the owners of the corporations.

Note 6- Other receivables and prepayments

Other receivables and prepayments as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Advance to other party (i)	$-	$5,835
Utility deposits	16	17
Other receivables	107	4
Other prepayments	109	48
Other receivables and prepayments	$232	$5,904

(i)	In December 2019, the Company paid advance of $5,835 to a company beneficially owned by Luk Lai Ching Kimmy (Luk Lai Ching Kimmy held 4.2% and 5.3% of the Company’s outstanding common stock as of December 31, 2020 and 2019, respectively). The advances were unsecured and non-interest bearing. In April 2020, the sum of $5,835 was repaid to the Company.

Note 7 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52.00 million in cash, plus up to 19.9% new shares in SGOCO (as enlarged by the issuance). In December 2015, the Company paid a $52.00 million refundable deposit to the Vendor.

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

Net liabilities acquired (including cash of $1 and other loan of $332)	$(337)
Amortizable intangible assets
Backlog contract (Note 3)	372
Proprietary technology (Note 3)	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

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

Boca’s revenues for the eight months ended August 31, 2020 of $812 were derived from one single customer, which individually accounted for 100% of the Boca’s revenues. Boca’s revenues for year ended December 31, 2019 of $402 were derived from one single customer, which individually accounted for 98% of the Boca’s revenues.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51% after the completion of the transfer of a 49% interest in Boca International Limited to Ms. Leung (Note 1).

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from SGOCO to the Purchaser on August 31, 2020. (Note 3).

(b)	Acquisition of Century Skyway Limited

On December 27, 2016, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Century Skyway Limited (“CSL”), a company incorporated in Hong Kong, for a purchase price of $35.00 million in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2016, a refundable deposit of $32.00 million was paid to the owner of CSL.

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

The Company and Full Linkage Limited entered into a Share Sale and Purchase Agreement on April 28, 2017, pursuant to which SGOCO International agreed to pay $32.60 million and issue 1,500,000 newly issued ordinary shares of the Company to the Vendor on or before May 15, 2017. The shares were issued on May 4, 2017, and the fair value of the shares was $1.55 per share on the closing date, May 10, 2017.

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

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from SGOCO to the Purchaser on December 4, 2019 (Note 3).

(c)	Acquisition of Giant Credit Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of SGOCO, completed the acquisition of Giant Credit Limited (“GCL”) contemplated by the Share Exchange Agreement entered into by Luk Lai Ching Kimmy (as vendor) and the Company in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. GCL holds a Money Lenders License and engages in money lending business in Hong Kong. The fair value of the shares was $1.06 per share on December 26, 2017.

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

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited, whose then sole shareholder and sole director were Leung Iris Chi Yu (“Ms. Leung”) and Luk Lai Ching Kimmy (see (d) above, respectively. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, Suns Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

As over 95% of the fair value of the gross assets acquired is concentrated in the leasehold property, the acquisition of Paris Sky Limited is considered an asset acquisition.

Net assets acquired
Property, plant and equipment*	$52,994
Allowance on guarantee	(817)
Other assets acquired (including cash of $1,957, other assets of $50, other payables of $170 and income tax payable of $4)	1,833
Deferred tax assets	116
Deferred tax liabilities	(5,998)
Total	$48,128

Total purchase price comprised of:
— share-based consideration	$4,784
— 49% interest in Boca	23,699
— 49% interest in CSL	16,170
— promissory note	3,475
Total	$48,128

*	Property, plant and equipment acquired included leasehold land and buildings with a value of $53.00 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (see (c) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

(e)	Acquisition of Vision Lane

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

On December 31, 2018, a refundable deposit of $6.41 million was paid to the owner of Vision Lane Limited.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement for the entire issued share capital of Vision Lane for an initial consideration of $12.42 million to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.74 million.

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

(f)	Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (Note 19) for the purchase and sale of the entire equity interest in Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOCO Group, Ltd. closed its previously announced acquisition of GFS. The Company repaid the promissory note in full on March 30, 2021.

After the completion of the acquisition, GFS became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, January 31, 2020.

Net assets acquired (including cash of $981, other receivables and prepayments of $707, property, plant and equipment of $7, accrued liabilities of $ 29, other payables-related party of $662 and income tax payable of $387)	$617
Intangible assets (including trademarks of $1,550 and backlog contracts of $2,786)	4,336
Goodwill	60,103
Deferred tax liabilities	(715)
Total	$64,341

Total purchase price comprised of:
– cash consideration (paid in fiscal 2019 in the form of deposit)	$21,795
– consideration in the form of a promissory note (note)	28,473
– share-based consideration	14,072
Total	$64,341

Note:	The promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021.

The transaction resulted in a purchase price allocation of $60,103 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of GFS and the synergies expected from the combined operations of GFS and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

For the years ended December 31, 2020, 2019 and 2018, the Company paid $nil, $1,578 and $15 for the provision of IT consultancy and support services, respectively.

(g)	Acquisition of Apiguru Pty Ltd.

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD695,000 ($0.50 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

The shares were issued on October 12, 2020, and the fair value of the shares was $1.05 per share, and the final consideration was $0.59 million.

On October 8, 2020, GFS closed its acquisition of Apiguru. After the completion of the acquisition, Apiguru became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, October 8, 2020.

Net assets acquired (including cash of $28, account payable of $1, other payables of $7)	$20
Intangible assets - non-competition agreement	39
Goodwill	539
Deferred tax liabilities	(10)
Total	$588

Total purchase price comprised of:
– share-based consideration	$588
Total	$588

The transaction resulted in a purchase price allocation of $539 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Apiguru and the synergies expected from the combined operations of Apiguru and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 8 – Property, plant and equipment

Property, plant and equipment consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Leasehold land and buildings*	$58,646	$58,536
Leasehold improvements	17	11
Machinery and equipment	13	13
Vehicles and office equipment	141	141
Total	58,817	58,701
Impairment	(1,415)	(445)
Less: accumulated depreciation	(5,261)	(3,171)
Plant and equipment, net	$52,141	$55,085

*

As of December 31, 2020, leasehold land and buildings (a) with a carrying value of $47.67 million are pledged against the banking facilities from OCBC Wing Hang Bank Limited of HK$50.00 million ($6.41 million) of the Company and (b) with a carrying value of $4.37 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.54 million ($16.35 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 4.2% of the Company’s ordinary shares as of December 31, 2020) (see Note 8(c) and (d) above).

As of December 31, 2019, leasehold land and buildings (a) with a carrying value of $50.24 million are pledged against the banking facilities from OCBC Wing Hang Bank Limited of HK$50.00 million ($6.41 million) of the Company and (b) with a carrying value of $4.72 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.54 million ($16.35 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 5.27% of the Company’s ordinary shares as of December 31, 2019) (see Note 8(c) and (d) above).

Depreciation expense from continuing operations was $2,099, $2,084 and $1,074 for the years ended December 31, 2020, 2019 and 2018, respectively. Depreciation expense from discontinuing operations was $209, $83 and $nil for the years ended December 31, 2020, 2019 and 2018, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2020, 2019 and 2018, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $970, $60 and $385, respectively.

Note 9 – Intangible assets, net

Intangible assets, net, as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Trademark	$1,550	$–
Service Contract	2,786	–
Non-competition agreements	42	–
Accumulated amortization	(2,702)	–
Impairment	(1,230)	–
Intangible assets, net	$446	$–

Amortization expenses of intangible assets from continuing operations were $2,702, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively. Amortization expenses of intangible assets from discontinued operations were $314, $1,309 and $3,277 for the years ended December 31, 2020, 2019 and 2018, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. Impairment on intangible assets from continuing operations were $3,539, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively. Impairment on intangible assets from discontinuing operations were $nil, $18,893 and $nil for the years ended December 31, 2020, 2019 and 2018, respectively

As of December 31, 2020, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2026 and
	2021	2022	2023	2024	2025	thereafter
	$	$	$	$	$	$
Amortization expenses	182	44	40	30	30	120

Note 10 – Goodwill

The movement of the goodwill for the years ended December 31, 2020, 2019 and 2018 is as follows:

Balance as of January 1 and December 31, 2018	248
Acquisition of Vision Lane and FAF	3,658
Balance as of December 31, 2019	$3,906
Acquisition of GFS	60,103
Acquisition of Apiguru	539
Impairment of goodwill in relation to GCL, Vision Lane and FAF	(3,906)
Impairment of goodwill in relation to GFS	(55,534)
Balance as of December 31, 2020	$5,107

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2020, the Company performed testing on reporting units comprise of financial technology solutions and service and the money lending services.

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

In 2020, 2019 and 2018, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of money lending reporting unit, financial technology solutions and services reporting unit, the green energy products and services reporting unit and the VR technologies products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

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

The result of step one impairment test for the VR technologies products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $nil and $6.01 million, respectively, being recorded for the years ended December 31, 2020, 2019 and 2018, respectively, from discontinued operations.

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $20.56 million and $10.33 million being recorded for the years ended December 31, 2020, 2019 and 2018, respectively, from continuing operations.

The result of step one impairment test for the money lending reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $3.91 million, $nil and $nil being recorded for the years ended December 31, 2020, 2019 and 2018, respectively, from continuing operations.

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $55.53 million, $nil and $nil, respectively, being recorded for the years ended December 31, 2020, 2019 and 2018, respectively, from discontinued operations.

Note 11 – Bank loan

	December 31,
	2020	2019
Current maturities of long-term bank loans	$201	$155
Long-term bank borrowings	6,040	6,255
	6,241	6,410

On December 10, 2019, the Company obtained banking facilities from OCBC Wing Hang Bank Limited with a maximum amount of HK$50.00 million ($6.41 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50.00 million ($6.41 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s leasehold land and buildings (note 8). There was no any sinking fund required in the long-term borrowing.

Note 12 – Warrant derivative liability

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

As of December 31, 2020, 422,922 Investor Warrants were outstanding, and their fair values were $203 (note 2). As of December 31, 2019, 721,836 Investor Warrants were outstanding, and their fair values were $223.

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

As of December 31, 2020, 95,653 Placement Agent Warrants were outstanding, and their fair values were $46 (note 2). As of December 31, 2019, 95,653 Placement Agent Warrants were outstanding, and their fair values were $30.

The amount of $4, $33 and $394 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2019 and 2018, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2020 and 2019:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2019	817,489	$1.00	2.26
Exercisable at January 1, 2019	817,489	1.00	-
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2019	817,489	$1.00	1.26
Exercisable at January 1, 2020	817,489	1.00	-
Granted	-	-	-
Exercised	298,914	1.00	-
Surrendered	-	-	-
Expired	-	-	-
Exercisable at December 31, 2020	518,575	$1.00	0.26

Note 13 – Convertible notes

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

The contractual obligation to pay interest on the 2018 Notes results in an indirect contractual obligation to pay dividends on the base instrument. The present value of the expected dividend (interest) stream of $0.50 million is classified as liability and the difference between the proceeds of the 2018 Notes and the fair value of the liability component is attributable to equity component ($5.30 million).

The issuance of the 2018 Notes did not give rise to a beneficial conversion feature due to the market price of the shares of the Company at the issuance date of $1.07 being less than the effective conversion price was $1.38 per share.

On April 30, 2020, the 2019 Notes with a principal amount of $3.76 million (comprising liability component of $0.16 million and equity component of $3.60 million) were surrendered to the Company for cancellation in satisfaction of the initial deposit in relation to the disposal of 5,100 shares in the share capital of CSL (Note 3).

Note 14 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2020 and 2019 consisted of the following:

		December 31,
	Note	2020	2019
Accrued professional fees		$203	$180
Accrued staff costs and staff benefits		88	-
Rental deposits from tenants		192	215
Rental receipt in advance		3	8
Interest receipt in advance		3	6
Advances from other party	(i)	3	32
Advances from a director	(ii)	-	21
Advances from unrelated parties	(iii)	442	777
Others		7	16
		$941	$1,255

(i)	In December 2019, the Company received advance of $32 from a company beneficially owned by Luk Lai Ching Kimmy (Luk Lai Ching Kimmy held 5.3% of the Company’s outstanding common stock as of December 31, 2019 ). The advances was unsecured, interest free and have no fixed terms of repayment.

(ii)	The advances from a director was unsecured, interest free and have no fixed terms of repayment.

(iii)	The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 15 – Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2020 and 2019.

Issuance of capital stock

2020

On April 17, 2020, the Company entered into a Stock Purchase Agreement with Lin So Chun, unaffiliated third parties, pursuant to which the Company sold to Ms Lin, 4,500,000 shares of its ordinary stock, par value $0.004 per share (the “Shares”), respectively, at a per share purchase price of $0.80, for aggregate proceeds of $3.60 million. The Shares were offered and sold by the Company to the Investors in a series of private transactions pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The investor paid full amount of $3.60 million, and the Company issued 4,500,000 shares on June 18, 2020.

Share-based compensation

On January 6, 2020, a total of 80,000 shares were issued to certain of the Company’s directors as their compensation for fiscal year of 2019, which vested immediately. The grant date fair value was $1.00 per share as quoted closing price on January 6, 2020.

2019

None.

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

Compensation expense of $600, $600 and $340 were recorded in the statement of comprehensive loss in 2020, 2019 and 2018 in relation to the restricted ordinary shares granted to Mr. Lau and Mr. Lui. The Company determined the fair value of restricted shares based on its stock price on the date of grant of $1.2 per share.

Note 16 - Income taxes

	Year ended December 31,
	2020	2019	2018
Income tax expenses– Hong Kong	(741)	(532)	(146)
Deferred income tax benefit	$1,050	$122	$130

	309	(410)	(16)

Income is subject to tax in the various countries in which the Company operates.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2020, 2019 and 2018.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2020, 2019 and 2018. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2020, 2019 and 2018.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2020, 2019 and 2018, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2020, 2019 and 2018. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2020 were $nil (December 31, 2019: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(21.0)
China income taxes(including Hong Kong SAR)	16.0	25.0	25.0
Impact of tax rate in other jurisdictions	(5.0)	3.2	-
Impact of tax reduction of Hong Kong profits tax	-	4.4	-
Tax effect of non-deductible expenses	(10.4)	(7.8)	(7.2)
Valuation allowance	(0.1)	(42.9)	(13.2)
Under provision in respect of prior years	(0.7)	(26.6)	(2.2)
Other (a)	0.6	(32.2)	(3.2)
Effective income taxes	0.4%	(76.9)%	(0.8)%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2020, 2019 and 2018 except for (i) losses incurred by SGOCO of approximately $1,870, $691 and $275, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax assets:
Net operating loss carry-forward	$1,385	$1,454
Less: Valuation allowance	(1,385)	(1,454)
	$-	$-

Deferred tax liabilities
Intangible assets	$77	$-
Property, plant and equipment	5,770	6,171
Interest income	12	12
	$5,859	$6,183

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2020, and 2019, the Company had $1,512 and $1,509, respectively, of deductible tax loss carry forwards that expire through December 31, 2025.

The net tax loss of the Hong Kong entities of $6,106 and $5,747 as of December 31, 2020 and 2019, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of 31 December, 2020, the Company’s U.S. entity, SGO had been deregistered and no tax loss carry-forwards. As of December 31, 2019, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609, available to reduce future taxable income which will expire in various years through 2033. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 17 - Related party transactions

Victor OR (“Mr. Or”) is the seller of GFS (note 7(f)), and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and June 20, 2021.

On December 23, 2019, the Company entered into a Share Exchange Agreement with Mr. Or for the purchase and sale of the entire equity interest in GFS. As part of consideration, the promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021 (note 7(f)).

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$11.50 million ($1.47 million), which was secured by residential property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On March 1, 2021, Mr. Or and two unrelated parties fully repaid HK$11.50 million ($1.47 million) to the Company.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.50 million ($14.94 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On February 9, 2021, this loan was fully assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which outstanding loan receivable was HK$62.34 million ($8.00 million) as of the date of assignment.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$20.00 million ($2.56 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or and two other unrelated parties, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of the loan to March 2, 2019. On March 1, 2019, Mr. Or and two unrelated parties fully repaid HK$20.00 million ($2.56 million) to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.00 million ($0.90 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. On September 30, 2019, Mr. Or fully repaid HK$7.00 million ($0.90 million) to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.00 million ($4.87 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum. On April 8, 2020, Mr. Or fully repaid HK$38.00 million ($4.87 million) to the Company.

As of December 31, 2020 and 2019, loans receivables due from Mr. Or and two other unrelated parties totaled HK$73.84 million ($9.47 million, or 39.9% of the Company’s total loans receivable) and HK$166.00 million ($21.28 million, or 51.7% of the Company’s total loans receivable) remained outstanding, respectively. On February 9, 2021, one of the loans receivables due from Mr. Or and two unrelated third parties were assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which the relevant outstanding loan balance was HK$62.34 million ($8.00 million) as of the date of assignment. No interest receivable is accrued as of the date of assignment according to the contract term. During the years ended December 31, 2020 and 2019, interest income of $nil and $1.1 million have been earned on these loans. As of December 31, 2020, and 2019, accrued interest receivable on these loans amounted to $0.09 million and $0.98 million, respectively.

Mr. Or owned 75% of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2020 and June 30, 2021, the Company had HK$6.74 million ($0.86 million) and HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited. As of June 30, 2021 and December 31, 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

Note 18 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2020	2019	2018
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.
— continuing operations	$(67,923)	$(943)	$(1,881)
— discontinued operations	5	(18,459)	(10,491)
	$(67,918)	$(19,402)	$(12,372)

Weighted average shares used in calculating loss per share — basic and diluted	98,110,873	79,197,068	35,080,704

Loss from continuing operations per share – basic and diluted	$(0.69)	$(0.01)	$(0.05)
Loss from discontinued operations per share – basic and diluted	$(0.00)	$(0.23)	$(0.30)
Net loss per share – basic and diluted	$(0.69)	$(0.24)	$(0.35)

As of December 31, 2020, 2019 and 2018, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 19 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services. During 2017, after the acquisition of CSL and Giant Credit, there are two additional segments, consisting of the VR service and products and money lending. During 2018, after the acquisition of 11 Hau Fook Street Limited and Paris Sky Limited, there are one additional segment, consisting of the property lease and management. During 2020, after the acquisition GFS and Apiguru, there are one additional segment, consisting of financial technology solutions and services (Note 7(f) and Note 7(g)).

For the year ended December 31, 2020	LCD/LED products	Green energy products and services (discontinued)	VR products and services (discontinued)	Money lending services	Property lease and management	Financial technology solutions and services	Corporate unallocated (note)	Consolidated
Revenues	$-	$-	$-	$1,667	$1,130	$1,496	$-	$4,293
Gross (loss) profit	-	-	-	1,565	(1,193)	(1,438)	-	(1,066)
Operating expenses	(616)	-	-	(3,048)	(4,889)	(56,892)	(831)	(66,276)
Operating (loss) profit from continuing operations	(616)	-	-	(1,483)	(6,082)	(58,330)	(831)	(67,342)
Other income (expenses)	(306)	-	-	22	(159)	10	(457)	(890)
(Loss) profit before provision for income taxes and non-controlling interests	(922)	-	-	(1,461)	(6,241)	(58,320)	(1,288)	(68,232)
Income tax benefit (expense)	-	-	-	(534)	400	443	-	309
Net (loss) profit from continuing operations	(922)	-	-	(1,995)	(5,841)	(57,877)	(1,288)	(67,923)

As of December 31, 2020
Identifiable long-lived assets	1	-	-	468	51,667	451	-	52,587
Total assets	375	-	-	25,625	52,116	11,997	17	90,130

For the year ended December 31, 2019	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Property lease and management	Financial technology solutions and services	Corporate unallocated (note)	Consolidated
Revenues	$-	$-	$-	$3,930	$1,185	$-	$-	$5,115
Gross profit (loss)	-	-	-	3,798	(1,064)	-	-	2,734
Operating expenses	(933)	-	-	(1,971)	207	-	(769)	(3,466)
Operating (loss) profit from continuing operations	(933)	-	-	1,827	(857)	-	(769)	(732)
Other income (expenses)	165	-	-	2	-	-	32	199
(Loss) profit before provision for income taxes and non-controlling interests	(768)	-	-	1,829	(857)	-	(737)	(533)
Income tax (expense) benefit	-	-	-	(522)	112	-	-	(410)
Net (loss) profit from continuing operations	(768)	-	-	1,307	(745)	-	(737)	(943)

As of December 31, 2019
Identifiable long-lived assets	2	-	-	478	54,605	-	-	55,085
Total assets	1,018	5,368	-	46,140	65,383	21,795	13	139,717

For the year ended December 31, 2018	LCD/LED products	Green energy products and services	VR products and services	Money lending services	Property lease and management	Corporate unallocated (note)	Consolidated
Revenues	$-	$-	$-	$980	$590	$-	$1,570
Gross profit (loss)	-	-	-	912	(599)	-	313
Operating expenses	(1,504)	-	-	(45)	(616)	(609)	(2,774)
Operating (loss) profit from continuing operations	(1,504)	-	-	867	(1,215)	(609)	(2,461)
Other income (expenses)	262	-	-	-	-	334	596
(Loss) profit before provision for income taxes and non-controlling interests	(1,242)	-	-	867	(1,215)	(275)	(1,865)
Income tax (expense) benefit	-	-	-	(175)	159	-	(16)
Net (loss) profit from continuing operations	(1,242)	-	-	692	(1,056)	(275)	(1,881)

The green energy products and services and VR products and services are reported as discontinued operations (Note 3).

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2020	2019	2018
Hong Kong	4,235	5,115	1,570
Australia	58	-	-

Total	$4,293	$5,115	$1,570

Note 20 - Leases

The Company as lessee

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right-to-use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain or failure to exercise such option would result in an economic penalty.

The Company has the following operating leases:

On February 2, 2020, First Asia Finance Limited entered into a lease agreement for office and warehouse on a two-year term, commencing on April 1, 2020 and expiring on March 31, 2022. The monthly rental payment is HK$94 ($12).

On May11, 2020, First Asia Finance Limited entered into a lease agreement for office and warehouse on a two-year term, commencing on March 1, 2020 and expiring on February 28, 2022. The monthly rental payment is HK$15 ($2).

The Company recognized lease liabilities with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using mortgage loan’s borrowing rate of 5.13% (Bank of China (Hong Kong) Limited) based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2021	$166
2022	40
2023	-
2024	-
2025	-
Total operating lease payments	$206
Less: imputed interest	(7)
Present value of operating lease liabilities	$199

Operating lease expense from continuing operations was $125, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively.  Operating lease expense from discontinuing operations was $41, $41 and $nil for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company as lessor

SGOCO’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2020 to 2023. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2020:

For the year ending December 31,	Future Minimum Rentals
2021	$845
2022	383
2023	74
2024	-
2025	-
Total	$1,302

There are no contingent rentals as of December 31, 2020 and 2019.

Note 21 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2020 and 2019.

Note 22 - Restatement

During the preparation of our Annual Report on Form 20-F for the fiscal year of 2020, the Company has discovered an error  in the accounting treatment of unvested restricted stock issued to our President and Chief Executive Officer and Chief Technology Officer in 2018, which resulted in misstatements in its previously issued consolidated financial statements for the years ended December 31, 2018 and 2019. The Company is amending and restating its 2019 financial statements to decrease other receivables and prepayments and additional paid-in-capital by $861 and $1,461 as of December 31, 2019 and 2018, respectively.

The consolidated financial statements for the year ended December 31, 2019 and 2018 have been restated to reflect the correction of the misstatements. As a result, the Company has restated its consolidated financial statements in accordance with ASC 250, Accounting Changes and Error Corrections (the “restated consolidated financial statements”).

The impact of these restatements on the consolidated financial statements as previously reported is summarized below:

	December 31, 2019 (as previously reported)		December 31, 2019 (as restated)
Other receivables and prepayments	$6,765	*	$5,904

Total assets	140,578		139,717

Additional paid-in capital	117,804		116,943

Total SGOCO Group, Ltd. shareholders' equity	120,430		119,569

Total shareholders' equity	120,626		119,765

	December 31, 2019 (as previously reported)	December 31, 2019 (as restated)
Additional Paid-in Capital
For the year ended December 31, 2018 - Shares issued for compensation plan	$1,987	$526
Balance, December 31, 2018	116,648	115,187
For the year ended December 31, 2019 - Shares issued for compensation plan	-	600
Balance, December 31, 2019	117,804	116,943

* Other receivables and prepayments of Boca amounting $37 was reclassified to discontinued operations (note 3).

Note 23 – Quantitative and qualitative disclosure about market risk

Concentration of credit risk

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

The Company originates loans to customers located primarily in Hong Kong. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region. Prior to January 1, 2020, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Company’s loans receivable and interest receivable are within the scope of ASC Topic 326.

The provision for loan losses of $1,980, $194 and $nil was recognized for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2020, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans and interests from the money lending business in a total amount of HKD201,647,726 (“Principal”) and HKD18,506,257 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2020	2019
Balance as of January 1	$194	$-
Provisions for doubtful accounts	1,980	194
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of December 31	2,174	194

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2020	2019
Balance as of January 1	$-	$-
Provisions for doubtful accounts	39	-
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of December 31	39	-

As of December 31, 2020, the loans receivable due from 3 customers accounted for 16%, 15% and 39.9%   (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of total loan receivable. As of December 31, 2020, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2019, the loans receivable due from 1 customer accounted for 52% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of total loan receivable. As of December 31, 2019, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 19% and 10% of the Company’s total revenues, for the year ended December 31, 2020.  No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2020.

Revenue from 1 major customer accounted for 21% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of the Company’s total revenues, for the year ended December 31, 2019. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2019.

Revenue from 2 major customers accounted for 14% and 23% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of the Company’s total revenues, respectively, for the year ended December 31, 2018, respectively. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended December 31, 2018.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 19).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2020	2019	2018
Hong Kong	4,235	5,115	1,570
Australia	58	-	-

Total	$4,293	$5,115	$1,570

Concentration of supplier

As of December 31, 2020 and 2019, the management considered that there were no significant supplier risks to the Company.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2020 and 2019, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of June 30, 2021, the Company had HK$80.67 million ($10.34 million) cash and bank deposits. The Company held six bank accounts with total amount of HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKDs which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Note 24 – Employee pension

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

The Company’s subsidiary incorporated in Australia participated in defined contribution retirement plan for all permanent employees under Superannuation Schemes. The Company is required to contributions 9.5% of the monthly salaries for all Australia based employees to the Superannuation Schemes (subject to a cap).

Total pension expense incurred by the Company from continuing operations was $20, $21 and $8 for the years ended December 31, 2020, 2019 and 2018, respectively. Total pension expense incurred by the Company from discontinued operations was $4, $4 and $5 for the years ended December 31, 2020, 2019 and 2018, respectively.

Note 25 – Subsequent events

Loan settlement

Subsequent to December 31, 2020, loans and interest receivable from seven borrowers were assigned to an unrelated party, Brilliant Jade Group Limited, in considerations of HK$108.12 million ($13.86 million) in total. Outstanding loans were accrued to HK$108.12 million ($13.86 million) according to loan contract terms. Considerations were fully settled by April, 2021.  No outstanding balance is due from the captioned borrowers after loan assignments.

Repayment on long-term bank loans

In March 2021, the Company has fully repaid long-term bank loans to OCBC Wing Hang Bank Limited (Note 11).

Repayment on promissory note

The promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021.

Impact of the COVID-19 pandemic

COVID-19 was first found in December of 2019 and spread rapidly around the world since then. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. Consequently, the COVID-19 outbreak adversely affects our business operations and the Company’s financial condition and operating results for the fiscal year 2020, including, but not limited to material negative impacts on the Company’s total revenues, slower collection of loan receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Company’s long-lived assets and associated goodwill. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results of operations in 2021 will depend on the future developments of the pandemic, including new information concerning the availability of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable.

Receipt of Deficiency Letter from Nasdaq

The Company received a notification letter dated May 18, 2020 from the Listing Qualifications Department of The Nasdaq Stock Market Inc. notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission.