Form 20-F/A
period 2020-12-31
SGOCO Group, Ltd.
filed 2021-09-02
CIK 1412095

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

Chung Hang LUI, Chief Financial Officer

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

☐   Yes       ☒   No

EXPLANATORY NOTE

SGOCO Group, Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to amend its Annual Report for the fiscal year ended December 31, 2020, as originally filed with the Securities and Exchange Commission on July 7, 2021 (the “2020 Form 20-F”) for the purpose of correcting typo, from “discontinued operations” to “continuing operations” in the last sentence of Note 10 to consolidated financial statement in Item 18 on page F-38 of the 2020 Form 20-F;

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

ITEM 19. EXHIBITS

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

SGOCO Group, Ltd.

Date: September 2, 2021	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer