Form 20-F
period 2021-12-31
Troops, Inc. /Cayman Islands/
filed 2022-05-10
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 1-35016.

TROOPS, Inc.

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

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.004 per share	TROO	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 101,597,998 ordinary shares issued and outstanding as of May 5, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes       ⌧ No

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

Risks Related to Our Business and Industry

●	We or the third parties upon whom we depend may be adversely affected by disaster or health epidemics, including the recent COVID-19 outbreak.
●	GFS’ increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to GFS’ business.
●	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.
●	If GFS is unable to compete effectively, its business, financial condition and results of operations would be materially and adversely affected.
●	If GFS is not able to continue to innovate or if it fails to adapt to changes in its industry, GFS’ business, financial condition and results of operations would be materially and adversely affected.
●	Failure to maintain or improve GFS’ technology infrastructure could harm its business and prospects.

●	Security breaches and attacks against GFS’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.
●	If other third-party service providers in GFS’ platform fail to provide reliable or satisfactory services, GFS’ reputation, business, financial condition and results of operations may be materially and adversely affected.
●	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.
●	We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.
●	FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.
●	FAF and Giant Credit may fail to renew its money lenders license.
●	The businesses of FAF and Giant Credit is affected by fluctuations in interest rates and our credit position.
●	FAF and Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.
●	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.
●	GFS, Giant Credit, 11 Hau Fook Street and Paris Sky have a limited operating history.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to TROOPS, INC..
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
●	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Although we conduct substantial operations through our subsidiaries in Hong Kong, we also have an indirect wholly-owned subsidiary with some past operations in China, which may subject us to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. Based on our understanding of currently applicable PRC laws and regulations our operations are not subject to the review or prior approval of the CSRC or CAC. As at the time of this annual report we have not sought any permission nor have we been denied any permission by the CSRC or CAC in our operations. In the event that we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

●	Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the CAC. As these opinions and the draft measures were recently issued, official guidance and interpretation remain unclear in several respects at this time. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by our indirect PRC subsidiary, we may face uncertainties as to whether such clearance can be timely obtained, or at all, and incur additional time delays to complete any such acquisition. Cybersecurity review could also result in negative publicity with respect to our indirect wholly-owned PRC subsidiary and diversion of our managerial and financial resources. We may also be prevented from pursuing certain investment opportunities if the PRC government considers that the potential investments will result in a significant national security issue.
●	Based on our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.
●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	PRC Governmental control of currency conversion may affect the value of your investment.
●	Although our current auditors are PCAOB compliant, many other clients of our predecessor auditors have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years , the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist our securities. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting under the HFCA Act to two years, instead of three years.

Risks Related to this Offering and our Shares

●	We may fail to meet continued listing requirements on the NASDAQ Capital Market.
●	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ordinary shares for a return on your investment.
●	A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.
●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.
●	Techniques employed by short sellers may drive down the market price of the ordinary shares.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.
●	Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	There can be no assurance we will not be a passive foreign investment company, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	As a company incorporated in the Cayman Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this annual report:

●	“Acquisition” means the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;
●	“Apex” or “Apex Flourish Group Limited” means the British Virgin Islands Company that purchased Honesty Holdings Group Limited and SGOCO (Fujian) Electronic Co., Ltd. from TROOPS in 2011 and 2014, in what is referred to, depending on the context, as the “Sale of Honesty Group” and or the “Sale of SGOCO (Fujian)”, respectively;
●	“Apiguru” means Apiguru Pty Ltd., an Australia limited company and wholly owned subsidiary of Giant Financial Services Limited;
●	“Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;
●	“Boca” means Boca International Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International;
●	“CSL” or “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.;
●	“Convertible notes” refer to a series convertible notes we issued between June and September, 2015;
●	“FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane;
●	“Suns Tower” means Suns Tower Limited, was changed name from First Asia Tower Limited in May 6, 2020, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;
●	“Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;
●	“GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of TROOPS;
●	“Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of TROOPS, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;
●	“Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;
●	“PRC” or “China” means the People’s Republic of China;
●	“Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;

●	“Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;
●	“Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;
●	“SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;
●	“SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SGOCO (Fujian) transaction described above;
●	“SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of TROOPS;
●	“SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International;
●	“Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this annual report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market;
●	“Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited;
●	“TROOPS”, “we,” “us,” “our,” “the company,” or “our company” means TROOPS, Inc., a company incorporated under the laws of the Cayman Islands, and, in the context of describing TROOPS, Inc.’s operation and business, its consolidated subsidiaries. TROOPS was previously named SGOCO Group, Ltd, and before that, SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp.;
●	“U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States;
●	“RMB” or “Renminbi” means the legal currency of China;
●	“Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky; and
●	“11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection.

PART I

TROOPS, Inc. is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary, Beijing SGOCO Image Technology Co., Ltd (“Beijing SGOCO”), with limited past operations in China.

Risks Associated with Having Part of the Company’s Operations in China

The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.

For more detailed information, see the risk factors “The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.” and “The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Risks Associated with the Holding Foreign Companies Accountable Act.

Our predecessor registered public accounting firm that issue the audit reports as included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Although our current auditors are PCAOB compliant, many other clients of our predecessor auditors have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China and Hong Kong. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist our securities.

Although our current auditor, Yu Certified Public Accountant, P.C., as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, many other clients of our predecessor auditors, Centurion ZD CPA & Co., have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. While our predecessor auditors for the audit period up to December 2019, Centurion ZD CPA & CO., has been listed under appendix B and was subject to the determination, our current auditor, Yu Certified Public Accountant, P.C. is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

For more detailed information, see the risk factor “The audit reports for prior reporting periods included in our annual reports have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.”

Transfers of Cash to and from our Subsidiaries

TROOPS, Inc. is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary, Beijing SGOCO with limited past operations in China. but is currently non-operating. Although other means are available for us to obtain financing at the holding company level, TROOPS, Inc.’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our Hong Kong subsidiaries and to a limited degree, upon dividends paid by our indirect PRC subsidiary, Beijing SGOCO, should it become an operating subsidiary.

Cash is transferred among the Company and our Hong Kong subsidiaries in the following manners: (i) Giant Financial Services Limited has transferred approximately $0.56 million and $nil for the year ended December 31, 2021 and 2020 to TROOPS, Inc., as intracompany loans to pay for its operating expenses; and (ii) 11 Hau Fook Street Limited has transferred approximately $0.89 million and $nil for the year ended December 31, 2021 and 2020 to TROOPS, Inc., as intracompany loans to pay for its operation expenses. Cash is transferred among the Company and our Chinese non-operating subsidiary in the following manner: Our Chinese non-operating subsidiary, Beijing SGOCO, received a total of $500,000 in registered capital via capital contribution from its parent company outside of China in 2013, to fund its business operations in China.

As of the date of this prospectus, none of our subsidiaries have ever issued any dividends or distributions to the holding company or their respective shareholders outside of Hong Kong and China.

In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our Hong Kong subsidiaries and to Beijing SGOCO should it become an operating subsidiary via capital contribution, as the case may be. Beijing SGOCO is currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements. In the future, should we establish any variable interest entity (“VIE”) through contractual agreements, we intend to distribute earnings or settle amounts owed under the VIE agreements.

In order for us to pay dividends to our shareholders, we may rely on payments made by our Hong Kong subsidiaries, as well as to a limited degree on payments made from Beijing SGOCO to SGOCO, and the distribution of such payments to our overseas subsidiary as dividends from SGOCO International. If any of our Hong Kong subsidiaries or Beijing SGOCO incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — PRC Governmental control of currency conversion may affect the value of your investment.”

Should Beijing SGOCO become an operating subsidiary, current PRC regulations permit Beijing SGOCO to pay dividends to an overseas subsidiary, for example a subsidiary located in Hong Kong, SGOCO International (HK) Limited, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Beijing SGOCO in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Beijing SGOCO is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Certain payments from the Beijing SGOCO to SGOCO International (HK) Limited are subject to PRC taxes, including business taxes and VAT. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

PRC Limitation on Overseas Listing and Share Issuances

Currently, we, including our subsidiaries, are not required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate and list on U.S. exchanges or issue securities to foreign investors. If approval is required in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to operate or to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to operate or to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, our operations and ability to continue to list and issue securities to foreign investors may be adversely affected in the future, directly or indirectly, by existing or future laws and regulations relating to our PRC business operations. For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

The following tables set forth selected consolidated financial information for the fiscal year ended December 31, 2021, 2020 and 2019, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this annual report.

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2021	2020	2019
REVENUES	3,683	4,293	5,115
COST OF REVENUES	(3,323)	(5,359)	(2,381)
GROSS PROFIT (LOSS)	360	(1,066)	2,734
General and administrative expenses	(2,744)	(2,617)	(4,186)
Reversal (Allowance) for guarantee	—	—	974
Provision for loan and interest receivable	(1,386)	(1,980)	(194)
Provision for other receivables	(93)	(39)	—
Impairment loss of property, plant and equipment	—	(970)	(60)
Impairment loss of intangible assets	(202)	(1,230)	—
Impairment loss of goodwill	(4,740)	(59,440)	—
Total operating expenses	(9,165)	(66,276)	(3,466)

OPERATING LOSS FROM CONTINUING OPERATIONS	(8,805)	(67,342)	(732)

Interest income	—	—	1
Interest expense	(103)	(1,020)	—
Other income, net	122	128	162
Gain (Loss) from disposal of a subsidiary	—	(2)	3
Gain on change in fair value of warrant derivative liability	247	4	33

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(8,539)	(68,232)	(533)
INCOME TAX BENEFIT (EXPENSE)	126	309	(410)
NET LOSS FROM CONTINUING OPERATIONS	(8,413)	(67,923)	(943)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	5	(36,116)
NET LOSS	(8,413)	(67,918)	(37,059)
Net loss attributable to non-controlling interests – continuing operations	—	—	—
Net loss attributable to non-controlling interests – discontinued operations	—	—	17,657
Net loss attributable to ordinary shareholders of TROOPS	(8,413)	(67,918)	(19,402)

Loss from continuing operations per share:
Basic	(0.08)	(0.69)	(0.01)
Diluted	(0.08)	(0.69)	(0.01)

Loss from discontinued operations per share:
Basic	(0.00)	(0.00)	(0.23)
Diluted	(0.00)	(0.00)	(0.23)

Loss per share:
Basic	(0.08)	(0.69)	(0.24)
Diluted	(0.08)	(0.69)	(0.24)

Weighted average shares used in calculating loss per share:
Basic	101,563,623	98,110,873	79,197,068
Diluted	101,563,623	98,110,873	79,197,068

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2021	2020	2019
			(Restated)
Total assets	70,346	90,130	139,717
Total liabilities	7,822	19,503	19,952
Total equity	62,524	70,627	119,765

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

In March 2020, the World Health Organization declared the COVID 19 a pandemic. Our revenues are substantially generated in Hong Kong. Consequently, our results of operations were affected, to the extent that the COVID 19 or any other epidemic harms the Hong Kong and global economy. Any future impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID 19 and the actions taken by government authorities and other entities to contain the COVID 19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions;
●	our customers that are negatively impacted by the outbreak of COVID 19 may reduce their budgets to purchase our products and services, which may materially adversely impact our revenue;
●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We may have to provide significant sales incentives to our customers in response to the outbreak, which may in turn materially adversely affect our financial condition and operating results;
●	the business operations of our customers have been and could continue to be negatively impacted by the outbreak, which may result in loss of customers or disruption of our business or services, which may in turn materially adversely affect our financial condition and operating results;

●	some of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID 19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted; and
●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID 19 outbreak, which could materially adversely affect our stock price.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID 19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as storm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

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

GFS may be liable for improper use or appropriation of personal information provided by its customers under the recently promulgated PRC Data Security Law.

As a result of day to day operations GFS collects and retains and customer data, including personal information as its various information technology systems enter, process, summarize and report such data.

On June 10, 2021, the Standing Committee of the National People's Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which will take effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that GFS will comply with such regulations in all respects while providing its services in the PRC, and GFS may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. GFS may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

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

GFS may experience in the future system interruptions and delays that render websites, mobile apps and services temporarily unavailable or slow to respond. Despite any precautions GFS may take, the occurrence of a natural disaster or other unanticipated problems at its facilities, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems, computer viruses or human errors, could result in delays in or temporary outages of GFS’ platforms or services, loss of its, consumers’ and customers’ data and business interruption for GFS and its customers. Any of these events could damage GFS’ reputation, significantly disrupt its operations and subject it to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect GFS’ business, financial condition and results of operations.

GFS’ business is subject to a number of risks that could materially and adversely affect its ability to provide its services, including:

●	increasing competition, including from other established Chinese internet companies and companies engaged in other financial technology services;
●	breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;
●	service outages, system failures or failure to effectively scale the system to handle growing transaction volumes; and
●	negative news about and social media coverage on GFS, its business, its products and service offerings or matters relating to GFS’ data security and privacy.

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

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As of December 31, 2021, 2020 and 2019, loans and interest receivable owed from our customers to FAF and Giant Credit amounted to approximately $10.69 million, $24.00 million and $42.52 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loans and interest receivables, which in turn may adversely affect our financial position and profitability.

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

As of March 31, 2022, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,458 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

FAF and Giant Credit Limited have been providing high-quality personal loans and corporate loans to its customers since it first obtained their money lenders license in 2011 and 2016, respectively. The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.

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

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2021 and 2020, revenue generated from our investment properties constituted $1.07 million and $1.13 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and annual report.

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

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia's recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia's military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual report. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we are currently a non-accelerated filer and therefore, not required to obtain such report.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

−	the Company has limited written documentation on monitoring loan risk assessment on a regular basis;
−	the Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;
−	the Company has lack of controls and reporting procedure on monitoring the past due status of principal and interest payment;
−	the Company has lack of sufficient policy and controls on term extension of loans and the troubled loan restructure;
−	the Company has lack of controls on the loans with related parties, and also the monitor upon the concentration of the related party transactions;
−	the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2021, 2020 and 2019, we recorded $0.26 million, $0.68 million and $0.60 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

The audit reports for prior reporting periods included in our annual reports have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our predecessor registered public accounting firm that issue the audit reports as included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Although our current auditors are PCAOB compliant, many other clients of our predecessor auditors have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China and Hong Kong. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. There have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting the PRC-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist our securities.

Although our current auditor, Yu Certified Public Accountant, P.C., as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, many other clients of our predecessor auditors, Centurion ZD CPA & Co., have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. While our predecessor auditors for the audit period up to December 2019, Centurion ZD CPA & CO., has been listed under appendix B and was subject to the determination, our current auditor, Yu Certified Public Accountant, P.C. is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

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

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false

Risks Related to Doing Business in Jurisdictions We Operate

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

We conduct substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary with some operations in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary with some operations in China. PRC companies and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

Although we conduct substantial operations through our subsidiaries in Hong Kong, we also have an indirect wholly-owned subsidiary with some operations in China, which may subject us to certain laws and regulations in China. Accordingly, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our business in China.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

Although we conduct substantial operations through our subsidiaries in Hong Kong, we also have an indirect wholly-owned subsidiary with some operations in China, which may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;
●	result in negative publicity or increase our operating costs;
●	require significant management time and attention; and
●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our securities, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.

In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

PRC Governmental control of currency conversion may affect the value of your investment.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Political risks associated with conducting business in Hong Kong.

Our headquarters is based in Hong Kong and we have operations in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we maintain substantial operations in Hong Kong, especially through Giant Credit Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Giant Credit Limited and the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

The Company received a notification letter dated May 18, 2021 from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission (the “Matter”).

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

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market. On July 12, 2021, Nasdaq determined that the Company complies with Rule Listing Rule 5250(c)(l). As such, the matter closed on July 12, 2021.

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

Further, the NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;
●	The market value of our publicly held shares must be at least $1,000,000;
●	The minimum bid price for our shares must be at least $1.00 per share;
●	We must have at least 300 shareholders;
●	We must have at least 500,000 publicly held shares;
●	We must have at least 2 market makers; and
●	We must have adopted NASDAQ-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our ordinary shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our ordinary shares are not so listed or are delisted at some later date, our ordinary shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our ordinary shares might decline. If our ordinary shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.

We cannot assure you that a liquid public market for the ordinary shares will develop. If a large, active public market for the ordinary shares does not develop following the completion of this offering, the market price and liquidity of the ordinary shares may be materially adversely affected. The public offering price for the ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of the ordinary shares after this offering could decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of the ordinary shares.

The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares and/or Warrants may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenue, earnings and cash flows;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect our financial condition and results of operations.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

There will be ordinary shares outstanding immediately after this offering, or ordinary shares if the underwriters exercise their option to purchase our shares in full. In connection with this offering, we, our directors and executive officers and the holders of 5% or more of our outstanding ordinary shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ordinary shares or securities convertible into or exercisable or exchangeable for the ordinary shares for a period of 180 days after the date of this annual report. However, the underwriters may release these securities from these restrictions at any time.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.

The trading market for the ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ordinary shares to decline.

Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

We have adopted an amended and restated memorandum and articles of association that contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.

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

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempt company incorporated under Cayman Islands’ laws. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and Cayman Islands’ common law. Shareholders’ rights to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands’ law are largely governed by Cayman Islands’ common law. It is derived in part from comparatively limited judicial precedent in the Cayman Islands and from England’s common law. English court decisions, however, are persuasive but not binding on a Cayman Islands’ court.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S. but the Cayman Islands’ courts will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits subject to certain conditions.

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

For example, the Companies Act of the Cayman Islands does not require a majority of our directors to be independent. Therefore, we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee. Finally, our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present.

In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, the Companies Act of the Cayman Islands does not require an exempted company to hold it (though the articles of association of an exempted company may provide otherwise). If we choose to follow home country practice, our shareholders may receive less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting under the HFCA Act to two years, instead of three years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist our securities.

Although our current auditor, Yu Certified Public Accountant, P.C., as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, many other clients of our predecessor auditors, Centurion ZD CPA & Co., have substantial operations within mainland China and Hong Kong, and the PCAOB has been unable to complete inspections of the work of our predecessor auditors without the approval of the Chinese authorities. Thus, our predecessor auditors and their audit work for the period up to December 2019 had not been inspected fully by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. While our predecessor auditors for the audit period up to December 2019, Centurion ZD CPA & CO., has been listed under appendix B and is subject to the determination, our current auditor, Yu Certified Public Accountant, P.C. is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, the December 2, 2021 amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure and Acquisition of Honesty Group

TROOPS, Inc. was incorporated as an exempted company in the Cayman Islands on July 18, 2007. It was previously named SGOCO Group, Ltd. and before that, SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company to acquire one or more operating businesses in the PRC through a merger, stock exchange, asset acquisition or similar business combination or control through contractual agreements. The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share on March 12, 2008.

Pursuant to our memorandum and articles of association, we were required to enter into a business combination transaction to acquire control of a business with its primary operation in the PRC with a fair market value of at least 80% of the trust account established at the time of our IPO, or the Trust Account, (excluding certain deferred underwriting commissions) prior to March 12, 2010, or dissolve and liquidate. The approval of the business combination transaction required the approval of a majority of the outstanding shares. It was conditioned on, among other matters, not more than 30% of the outstanding shares being properly tendered for redemption under our memorandum and articles of association. Each ordinary share issued in our IPO was entitled to be redeemed if it was voted against the business combination transaction at a price equal to the amount in the Trust Account divided by the number of shares issued in the IPO outstanding at the time, estimated to be approximately $8.00 million as of February 17, 2010.

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”). In addition, at the meeting to approve the acquisition, the Holders of our outstanding warrants approved an amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $20.00 to $32.00. The Amendment also extended by one year the exercise period, or until March 7, 2014, and provided for redeeming the publicly-held warrants, at the Holder’s option, for $2.00 per warrant when the Acquisition closes. We may redeem the warrants at a price of $0.04 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the last sale price of our ordinary shares equals or exceeds $46.00 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption.

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

After the Acquisition closed, Honesty Group became a wholly-owned subsidiary of TROOPS. Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of Guanke Electron Technological Industry Co., Ltd. (“Guanke”), Guanwei Electron Technological Industry Co., Ltd. (“Guanwei”) and Guancheng Electron Technological Co., Ltd. (“Guancheng”). Guanke, Guanwei and Guancheng are limited liability companies established under the laws of the PRC. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. Honesty Group and its subsidiaries are now independent of the Company.

On July 26, 2010, TROOPS formed SGOCO International (HK) Limited, or SGOCO International, a limited liability company registered in Hong Kong (“SGOCO International”). SGOCO International and its subsidiaries were established for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On February 22, 2011, SGO Corporation was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded to market, sell and distribute TROOPS’s high quality products in the U.S. markets. SGO was not operating during 2011 and started to operate in the first quarter of 2012.

SGOCO International directly owns 100% of SGOCO (Fujian) Electronic Co., Ltd. SGOCO (Fujian) is a limited liability company established under the laws of the PRC on July 28, 2011 for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On December 26, 2011, SGOCO International established another wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC to conduct LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution. Beijing SGOCO has operated as a cost center and commenced sales in the third quarter of 2013.

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

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

Sale of Honesty Group

On November 15, 2011, we entered into a Sale and Purchase Agreement (“Honesty SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company, for $76.00 million in total consideration. Honesty Group directly owns 100% of Guanke, Guanwei and Guancheng. The agreement was signed by the Company and Apex; shareholder ownership was transferred; and the director of Honesty Group was changed the same day. The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from TROOPS to Apex on November 30, 2011.

According to the Honesty SPA, the $76.00 million in total consideration was to be paid in installments. As of May 31, 2012, we received the full amount of the consideration, of which:

−	cash of $1.00 million was received before December 31, 2011;
−	cash of $19.00 million was received in 2012;
−	purchase deposits paid to Honesty Group of $1 million and payables to Honesty Group of $10.00 million at the time of disposal were offset;
−	goods of $9.00 million were received before December 31, 2011; and
−	goods of $38.00 million were received in 2012.

Pursuant to the Honesty SPA, Apex assumed our obligations to pay up the remaining capital of $8.80 million in Guanwei and to pay the remaining balance of approximately $14.00 million of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park. In addition, the Honesty SPA required that for three years from the date of sale, Honesty Group must continue to provide TROOPS with products and services in the same or substantially similar manner as it did immediately prior to the completion of the transaction unless otherwise directed by TROOPS. The Honesty SPA also provided TROOPS with a right of first refusal for a period of five years from the date of sale to purchase from Apex any material rights or interests in Honesty Group’s shares or assets before Apex offered to transfer such rights or interests to a third party.

Connected with the Sale of Honesty Group, Honesty Group transferred to TROOPS certain contracts and assets that are related to design and distribution of TROOPS’s products, including research and development equipment, sales contracts with customers, contracts with retail sales sources, and trademarks and pending trademark applications.

The Sale of Honesty Group allowed TROOPS to transition to a “light-asset” business model with greater flexibility and scalability and focus its operations on designing, branding, marketing and distributing LCD/LED products in China. Through the transaction, the Company retained part of its customers, brand names, and the nationwide distribution network while substantially reducing its interest bearing liabilities.

Prior to the Sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of TROOPS’s board members or management in 2011 (including former Chairman and CEO, Mr. Burnette Or and former CEO, Mr. Shi-bin Xie). In addition, Apex had no relationship with Sun Zone Investments Limited (“Sun Zone”), our principal shareholder and a company owned by our former Chairman.

Sale of SGOCO (Fujian)

On December 24, 2014, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% equity ownership interest in SGOCO (Fujian) to Apex, which is an independent third party with interests in real estate and forestry products and previously purchased Honesty Group in November 2011.Our management considers December 31, 2014 as the disposal effective date. Operational and management control over SGOCO (Fujian) was shifted from TROOPS to Apex on December 31, 2014.

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

The SPA also states that TROOPS has a right of first refusal for a period of five years that prohibits Apex from selling, assigning or otherwise transferring any material interests, ownership or rights in or related to SGOCO (Fujian) including any equity, leases, businesses and equipment to a third party, without first offering to sell or transfer to TROOPS.

The Sale of SGOCO (Fujian) allowed TROOPS to restructure its business and reduce the reliance on traditional flat panel LED and LCD monitor products. It also provided greater flexibility and scalability for our business model, which enables us to focus on finding new business acquisition opportunities and exploring new products.

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

On June 7, 2018, the Company transferred its 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million) to Leung Iris Chi Yu (“Ms. Leung”). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from TROOPS to the Purchaser on August 31, 2020.

Acquisition and disposal of Century Skyway Limited

On April 28, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by Full Linkage Limited. In consideration for the acquisition of Century Skyway, SGOCO International paid to the Seller $32,600,000 and TROOPS issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017.

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

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from TROOPS to the Purchaser on December 31, 2019.

Acquisition of Giant Credit Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between Luk Lai Ching Kimmy and the Company in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong.

Acquisition of 11 Hau Fook Street Limited

On March 8, 2018, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

Acquisition of Paris Sky Limited

On June 7, 2018, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in Century Skyway Limited at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca International Limited at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

Acquisition of Vision Lane Limited

On March 12, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited closed a Share Exchange Agreement for the entire issued share capital of Vision Lane Limited. The acquisition was initially consummated in consideration for a total of $12.42 million, satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.74 million. Vision Lane is a private company incorporated in the British Virgin Islands, and engages in property investment and money lending services in Hong Kong.

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

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS, Inc. closed its previously announced acquisition of GFS. By March 30, 2021, the Company repaid the promissory note in full by several payments.

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

TROOPS, Inc’s Offices

Our principal executive office is located in 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Conyers Trust Company (Cayman) Limited (formerly known as Codan Trust Company (Cayman) Limited), Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is COGENCY GLOBAL INC., 122 East 42nd Street, 18th Floor New York, NY 10168.

B. Business overview.

Our Business

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

Money Lending Business

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

First Asia Finance Limited which is a Hong Kong incorporated company and a licensed money lender in Hong Kong. The principal business of FAF is money lending which is similar to Giant Credit Limited but with a larger customer base. Management believes that the recent downturn in the economy creates demand for cashflow which provides money lending companies with a great opportunity to expand its personal loans and corporate loans business and portfolio. In addition, The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property personal loans and corporate loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs. This further enhances the competitive edge of money lenders in Hong Kong.

Property Investment Business

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

Fintech Service and IT Support Service Business

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

TROOPS Products

Our current product lines on sale include:

1.	Money lending.
2.	Property investment.
3.	Fintech service and IT support service.

Marketing and Branding

●	Technology Services: We build our brand image by collaborating with employee benefit platforms to provide tenants with employee benefits software.
●	Money Lending: We enhance our brand reputation by providing contactless and online service platform to make business safer and more convenient during the pandemic. We also promote our image as an innovative market leader through the use of our user-friendly app for seamless loan applications. Our market position and reputation is also secured by extensive word-of-mouth and referrals through our participation in various business and professional associations.
●	Property Leasing and Management: We further enhance our group’s reputation as a socially responsible and caring enterprise by setting up sanitation stations and performing regular disinfection during the pandemic and providing 24/7 concierge service. Leaflets and promotion materials are also placed in office premises and on our website to raise hygiene awareness. In addition, we continue to offer attractive and competitive rates for our tenants during the pandemic, keeping occupancy rate in our investment properties above 90%.

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

C. Regulations.

Environmental

Since the sale of Honesty Group, TROOPS has not been subject to environmental impact evaluations by the local Environmental Protection Department.

HK Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this annual report:

E. Property, plant and equipment.

TROOPS owns office equipment. Its principal office is located in Hong Kong. Its operating companies are mainly located in Hong Kong.

Giant Credit holds land and property in Hong Kong with a carrying value of $0.55 million as of December 31, 2021.

11 Hau Fook Street Limited holds land and property in Hong Kong with a carrying value of $2.73 million as of December 31, 2021.

Suns Tower holds land and property in Hong Kong with a carrying value of $46.26 million as of December 31, 2021.

Vision Lane holds land and property in Hong Kong with a carrying value of $1.03 million as of December 31, 2021.

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

Our financial statements are prepared in U.S. $ and according to accounting principles generally accepted in the U.S. See “Foreign Exchange Risk” below for information concerning the exchange rates at which HKD were translated into U.S. Dollars at various pertinent dates and for pertinent periods.

Overview

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

TROOPS Products

Our current product lines on sale include:

1.	Money lending;
2.	Property investment; and
3.	Fintech service and IT support service.

Our History and Corporate Structure

TROOPS, Inc. was incorporated under Cayman Islands’ laws on July 18, 2007. It was previously named SGOCO Technology, Ltd. and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company to acquire one or more operating businesses in the PRC through a merger, stock exchange, asset acquisition or similar business combination or control through contractual agreements. The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share on March 12, 2008.

On March 12, 2010, we acquired all of the outstanding shares of Honesty Group (the “Acquisition”).

After the Acquisition closed, Honesty Group became a wholly-owned subsidiary of TROOPS. Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group owns 100% of Guanke, Guanwei and Guancheng. Guanke, Guanwei and Guancheng are limited liability companies established under the laws of the PRC. Honesty Group and its subsidiaries represented our core manufacturing facility along with land, buildings and production equipment. Honesty Group and its subsidiaries are now independent of the Company.

On July 26, 2010, TROOPS formed SGOCO International (HK) Limited, or SGOCO International, a limited liability company registered in Hong Kong (“SGOCO International”). SGOCO International and its subsidiaries were established for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On February 22, 2011, SGO Corporation was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded to market, sell and distribute TROOPS’s high quality products in the U.S. markets. SGO was not operating during 2011 and started to operate in the first quarter of 2012.

SGOCO International directly owns 100% of SGOCO (Fujian) Electronic Co., Ltd. SGOCO (Fujian) is a limited liability company established under the corporate laws of the PRC on July 28, 2011 for the purposes of conducting LCD/LED display product development, branding, marketing and distribution.

On November 15, 2011, we entered into a Sale and Purchase Agreement (“Honesty SPA”) to sell our 100% ownership interest in Honesty Group to Apex, a British Virgin Islands company.

On December 26, 2011, SGOCO International established another wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd., a limited liability company under the laws of the PRC to conduct LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

On November 14, 2013, SGOCO International established a wholly owned subsidiary, SGOCO (Shenzhen) Technology Co., Ltd., a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

On December 24, 2014, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% equity ownership interest in SGOCO (Fujian) to Apex.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the entire issued share capital of Boca International Limited with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands. On June 7, 2018 and August 31, 2020, the Group disposed 49% and 51% equity interest of Boca International Limited to Leung Iris Chi Yu and Wong Yiu Tong, respectively.

On April 28, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of CSL. On June 7, 2018 and September 20, 2019, the Group disposed 49% and 51% equity interest of CSL to Leung Iris Chi Yu and Ho Pui Lung, respectively.

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Giant Credit Limited. The principal activity of Giant Credit Limited is money lending in Hong Kong.

On March 8, 2018, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

On June 7, 2018, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Paris Sky Limited. Paris Sky Limited is an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

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

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd. Apiguru Pty Ltd is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward.

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

For the Company’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of Dec 31, 2021 and 2020.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2021 and 2020, the Company determined that no allowance was necessary.

Other receivables and Prepayments

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2021 and 2020 there was $132 and $39 allowance for uncollectible other receivables and prepayments, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2021 and 2020, there was $3,558 and $2,172 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

● Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
● Level 2

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

● Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2021	December 31, 2021
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021, 2020 and 2019 was as follows:

Amount
Balance at January 1, 2019	$286
Change in fair value of warrant derivative liability	(33)
Balance at December 31, 2019	253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

	December 31,	December 31,
Warrants	2020	2019
Market price per share (USD/share)	$1.45	$0.95
Exercise price (USD/share)	1.00	1.00
Risk free rate	0.07%	1.59%
Dividend yield	—%	—%
Expected term/Contractual life (years)	0.26	1.26
Expected volatility	64.06%	78.11%

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

Below is the summary presenting the Company’s revenues from continuing operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2021	2020	2019
Revenue by recognition over time	$3,683	$4,293	$5,115

	$3,683	4,293	$5,115

Revenue by major product line	2021	2020	2019
Interest on loans	$1,673	$1,667	$3,930
Property lease and management	1,068	1,130	1,185
Financial technology solutions and services	942	1,496	—

	$3,683	4,293	$5,115

Contract Balances

For the years ended December 31, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2021 and 2020, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2021, 2020 and 2019:

Rental
receipt in
advance
Balance as of January 1, 2019	$6
Revenue recognized from beginning contract liability balance	(6)
Advances received from customers related to unsatisfied performance obligations	8
Balance as of December 31, 2019	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7

The contract liabilities were grouped into other payables and accrued liabilities (note  14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2021, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2021, 2020 and 2019, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2021. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2017 to 2021 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Australia subsidiaries are the Australian Dollar (“AUD”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.38 and RMB6.52 to $1.00 at December 31, 2021 and 2020, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2021, 2020 and 2019 were RMB6.45, RMB6.90, and RMB6.89 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD 0.73 and AUD 0.77 to $1.00 as of December 31, 2021 and 2020, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2021 and 2020 were AUD0.75 and AUD0.73 to $1.00, respectively.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2021 and 2020

Revenue

Our sales were $3.68 million for the year ended December 31, 2021, which decreased by $0.61 million, or 14.2% from $4.29 million in the year ended December 31, 2020.  During the year ended December 31, 2021, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.07 million, compared to income of $1.13 million in 2020. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $1.67 million in 2021, compared to $1.67 million in 2020. We through GFS and Apiguru earned financial technology solutions and services income of $0.94 million in 2021, compared to income of $1.50 million in 2020.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2021	2020
Revenue by recognition over time	$3,683	$4,293

	$3,683	4,293

	Year ended December 31,
Revenue by major product line	2021	2020
Interest on loans	$1,673	$1,667
Property lease and management	1,068	1,130
Financial technology solutions and services	942	1,496

	$3,683	4,293

Cost of revenues

For the year ended December 31, 2021, cost of revenues decreased by $2.04 million, or 38.0%, to $3.32 million from $5.36 million for the year ended December 31, 2020. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $0.18 million and $2.70 million in 2021 and 2020, respectively.

Gross profit /(loss)

Our gross profit was $0.36 million in 2021, compared to gross loss of $1.07 million in 2020.

General and administrative expenses

General and administrative expenses amounted to approximately $2.74 million for the year ended December 31, 2021, $0.12 million or 4.6% higher than $2.62 million for the previous fiscal year. This increase was mainly because we have additional system development fee which incurred administrative expenses of $0.26 million in 2021.

General and administrative expenses include system development fee, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable. Our provision for loan losses and interest receivable was $1.39 million in 2021, compared to $1.98 million in 2020.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $nil in 2021, compared to $0.97 million in 2020, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Impairment of intangible assets

Impairment of intangible assets was $0.20 million in 2021, compared to $1.23 million in 2020, primarily attributable to the impairment related to the Trademarks of GFS as the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations, and impairment was resulted from the excess of the carrying amounts of these intangible assets over the fair value of the assets.

Impairment of goodwill

Our impairment of goodwill was $4.74 million in 2020, compared to $59.44 million in 2020, primarily attributable to the impairment related to GFS and Apiguru as the financial performance of the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.25 million in 2021, compared to $0.01 million in 2020. The gain was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $0.13 million in the fiscal year of 2021, an decrease of $0.18 million, from income tax benefit of $0.31 million for fiscal year of 2020. Income tax benefit in 2021 was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities in 2021 and 2020 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0% and 26.0% in 2021 and 2020 respectively.

Profit and loss from discontinued operations, net of income tax

Profit from discontinued operation, net of income tax, of $nil and $0.01 million in 2021 and 2020 represent the net profit from Boca. No discounted operation was classified in 2021 as management do not have plan on disposing any subsidiary in the foreseeable future.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2021 was $8.41 million, as compared to $67.92 million for 2020.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2020	2019
Revenue by recognition over time	$4,293	$5,115

	$4,293	5,115

	Year ended December 31,
Revenue by major product line	2020	2019
Interest on loans	$1,667	$3,930
Property lease and management	1,130	1,185
Financial technology solutions and services	1,496	—

	$4,293	5,115

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

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable Our provision for loan losses and interest receivable was $1.98 million in 2020, compared to $0.19 million in 2019.

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

Boca generated a net loss of $36.12 million for the fiscal year 2019, which was mainly related to impairment of intangible assets and goodwill, as the financial performance of the green energy products and services reporting unit was below our original expectations. We acquired 100% equity interest in Boca International on December 28, 2015, our equity interest diluted to 51% in June 2018 (see Notes 1 and 3 to our 2021 consolidated financial statements). We recorded an impairment on intangible assets and goodwill of approximately $nil and $39.45 million in 2020 and 2019, respectively. Amortization of proprietary technology of Boca were $0.31 and $1.31 million for the years ended December 31, 2020 and 2019.

Century Skyway Limited generated a net loss of $0.01 million for the fiscal year of 2019. We acquired 100% equity interest in Century Skyway on April 28, 2017, our equity interest diluted to 51% in June 2018 and in the fourth quarter of 2018, management committed a plan to dispose of our remaining 51% equity interests in Century Skyway (see Notes 1 and 3 to our 2021 consolidated financial statements).

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2020 was $67.92 million, as compared to $37.06 million for 2019.

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2021, we held $3.48 million in cash and cash equivalents and had working capital of $4.01 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

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

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the Years Ended December 31,
	2021	2020	2019
Net cash provided by operating activities, continuing operations	$12,291	$21,639	$3,349
Net cash provided by (used in) operating activities, discontinued operations	—	214	(234)
Net cash used in investing activities, continuing operations	(5,594)	(27,170)	(18,825)
Net cash used in investing activities, discontinued operations	—	(247)	(440)
Net cash (used in) provided by financing activities, continuing operations	(6,241)	3,431	6,263
Net cash provided by financing activities, discontinued operations	—	—	701
Effect of exchange rate on cash	(4)	—	—
INCREASE (DECREASE) IN CASH	452	(2,133)	(9,186)

Operating Activities

Net cash provided by operating activities from continuing operations was $12.29 million for the year ended December 31, 2021, the increase in cash was primarily as a result of (i) change in loans receivable of $11.70 million, (ii) increase in others receivables, prepayments and interest receivables of $0.24 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $8.57 million; the increase was partially offset by (i) net loss from continuing operations of $8.41 million, and (ii) deferred income taxes of $0.31 million.

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

Net cash provided by operating activities from continuing operations was $3.35 million for the year ended December 31, 2019, the decrease in cash was primarily as a result of (i) change in loans receivable of $3.19 million, and (ii) non-cash depreciation and amortization and share-based compensation totaled $2.68 million.; the increase was partially offset by (i) net loss from continuing operations of $0.94 million, and (ii) an increase in interest receivable of $1.19 million.

Investing Activities

Net cash used in investing activities from continuing operations was $5.59 million for the year ended December 31, 2021, primarily as a result of (i) settlement of a promissory note of $5.19 million.

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

Financing Activities

Net cash used in financing activities from continuing operations was $6.24 million for the year ended December 31, 2021, the decrease in cash was primarily due to repayment of bank borrowings of $6.24 million.

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

As of December 31, 2021, we had cash of $3.48 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2021, we had the following debts: (i) the liability component of the 2018 Convertible Note of $0.13 million; and (ii) advances from other party and unrelated parties totaled $0.45 million (Refer to Note 17 to the financial statements).

Related Party Transactions

Victor OR (“Mr. Or”) is the seller of GFS, and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and approximately 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2021 and 2020, respectively.

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

Mr. Or is the sole shareholder of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2021 and 2020, the Company had HK$4.50 million ($0.58 million) and HK$6.74 million ($0.86 million) cash deposited in Alpen Baruch Bank Limited. For the years ended December 31, 2021 and 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2021, and their maturity profile:

	Payment Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Advances from unrelated parties	$447,761	$447,761	$—	$—	$—
Convertible notes – future interest payment	12,535	4,582	7,953	—	—
Total	$460,296	$452,343	$7,953	$—	$—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position
Raleigh Siu Lau	69	Chief Executive Officer and President
Tommy Wing Ling Lui	46	Chief Technology Officer
Chung Hang Lui	29	Chief Financial Officer
Tony Zhong	38	Vice President of Finance
Damian Thurnheer	44	Director
Jason Che Wai Au(1)(2)(3)	42	Independent Director
Lai Man Cheung(2)(3)	45	Independent Director
Wood Shing Kei Sze(1)(2)	42	Independent Director
Wang Tai Dominic Li(1)(3)	38	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

Raleigh Siu Lau has been our Chief Executive Officer and President since June 8, 2018. From May 1976 to December 2015, Mr. Lau served as Senior Manager at Chong Hing Bank Limited (“Chong Hing Bank”) (formerly known as Liu Chong Hing Bank Limited), a well-known banking corporation in Hong Kong. During Mr. Lau’s time with Chong Hing Bank, he played a critical role reforming the bank's cyber security systems, information and financial technology, risk management systems, sustainable development and business operation models. Mr. Lau obtained a Bachelor of Science degree in Business Administration from the State University of New York in 1975.

Tommy Wing Ling Lui has been our Chief Technology Officer since June 8, 2018. Mr. Lui is the founder of Webnix Technology Limited in March 1999, a web-hosting company, and 133 Limited, a software company June 2005. Mr. Lui specializes in developing block chain and distributed ledger technology for the insurance sector, in order to assist insurers with claims and insurance policy management, fraud detection, KYC and client identification. Mr. Lui obtained a Bachelor of Engineering degree in Computer Science from The University of Science and Technology in 1998.

Chung Hang Lui has been our Chief Financial Officer since July 29, 2021. From January 2020 to July 2021, Mr. Lui served as the Director of Amaz Global Limited, an innovative employee benefits online platform in Hong Kong. During Mr. Lui’s time with Amaz Global Limited, he collaborated with various multinational corporations such as WeWork Companies Inc., W Hotels, one of the group hotels owned by Marriott International, Inc., and Sephora USA, Inc.. Mr. Lui obtained a Bachelor’s degree in Marketing and a Master’s degree in Accounting from Royal Melbourne Institute and Technology (RMIT University) in Australia in December 2016 and December 2018, respectively.

Tony Zhong has been our Vice President of Finance since January 1, 2014. Mr. Zhong joined our Company in September 2011 as a finance manager. From 2007 to 2011, Mr. Zhong served as a financial manager of China Hydroelectric Corporation, a company engaging in developing and operating small hydroelectric power projects in China. From 2005 to 2006, Mr. Zhong served as audit associate at KPMG International Limited in Beijing, a public accounting company. Mr. Zhong obtained a Bachelor of Arts degree in Finance, Accounting and Management from Nottingham University and a Bachelor of Science degree in Applied Accounting from Oxford Brooks University in the United Kingdom in in July 2005 and October 2015, respectively. Mr. Zhong has been a chartered global management accountant and was admitted as a fellow of the Chartered Institute of Management Accountants in December 2018. Mr. Zhong was also admitted as a fellow of the Institute Public Accountant in Australia and a fellow of the Institute of Financial Accountants in United Kingdom in October 2020.

Damian Thurnheer has been our Director since December 1, 2021. In May 2019, Mr. Thurnheer founded an API consulting company, Apiguru Pty Ltd., and serves as a director since then. Apiguru Pty Ltd. Is currently a wholly-owned subsidiary of TROOPS, Inc.. From July 2019 to June 2021, Apiguru Pty Ltd. is engaged by Google as the API advisor. It assists its enterprise customers to build and scale their digital products and platforms globally through APIs. From April 2018 to October 2018, Mr. Thurnheer worked for Google in Australia. From May 2015 to December 2017, Mr. Thurnheer worked as API Platform Delivery Lead and Product Owner for Macquarie Bank in Australia, one of the largest international investment banks. Mr. Thurnheer enabled the bank to provide its customers with a highly personalized digital banking experience and empower them to manage their data usage. From April 2006 to March 2015, Mr. Thurnheer worked for Swisscom, the largest telecommunication service provider in Switzerland. He led the Application Programming Interface (API) project which helped Swisscom saving millions of dollars by improving efficiencies and generating millions of dollars in new revenue. Mr. Thurnheer holds a Bachelor's Degree in Economic Computer Science in ODEC Swiss Association of Graduates of Colleges of Higher Education.

Lai Man Cheung has been our independent Director since April 27, 2020. Since 2006, Mr. Cheung has served as the director of strategic operations and research & development in Tsuen Lee Group (Holdings) Limited (“TLG”), an OEM manufacturer of plastic toys, electronic toys, electrical toys, metal toys and plush toys, gifts, premium, kids apparel and household products. During Mr. Cheung’s time with TLG, he was leading the first co-manufacturing program with Mattel, Inc.. Mr. Cheung holds a Master’s degree in Business Administration from the University of Liverpool in the United Kingdom in July 2015.

Jason Che Wai Au has been our independent Director since April 27, 2020. Since 2016, Mr. Au founded White Knight International Limited, a real estate agency and gold bullion trading company in Hong Kong, and has been serving as its chief executive officer. From 2004 to 2016, Mr. Au served as the managing director of the Hong Kong branch of LJ Hooker Limited, a real estate group in

Australia. Mr. Au obtained a certificate in science, engineering, computing and mathematics from the University of Technology in Sydney, in 1998. Mr. Au is a registered estate agent, a registered rough diamond trader and a registered rice stockholder in Hong Kong since September 2005, July 2016 and January 2018, respectively.

Wood Shing Kei Sze has been our independent Director since June 26, 2018. From April 2004 to April 2007, Mr. Sze served as an audit senior in Moore Stephens CPA Limited. From November 2007 to February 2008, Mr. Sze served as a senior accountant in Grant Thornton Hong Kong Limited. Subsequently, Mr. Sze served as financial manager of Global Beverages Asia Limited, Skyworth Digital Holdings Limited and TAL Apparael Limited since 2008, 2009 and 2013 respectively. From September 2013 to April 2018, Mr. Sze served as the financial controller of the property & facility management services at Synergis Management Services Limited, a subsidiary of Synergis Holdings Limited (02340.HK) which is a Hong Kong listed company engaging in the provision of property and facility management services. Mr. Sze obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 2002. Mr. Sze is a chartered accountant at the Association of Chartered Certified Accountants since 2008.

Wang Tai Dominic Li has been our independent Director since October 16, 2017. Since January 2012, Mr. Li founded and The Dessert Kitchen, a global dessert franchise with over 30 franchise stores worldwide, and has been serving as its Chief Executive Officer. Mr. Li has extensive experience in managing franchising businesses, forming strategic allegiances, building and maintaining important supply and distribution networks, implementing marketing and business expansion strategies through traditional media as well as crowdfunding platforms. Mr. Li obtained a Bachelor of Criminology degree from Western Sydney University in Australia in 2004.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2021 and 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

						Non-Equity
				Stock	Option	Incentive	Deferred
		Salary	Bonus	Awards	Awards	Plan	Compensation		Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	Compensation	Earnings	Other	(US$)
Raleigh Siu Lau,	2021	$—	—	174,247	—	—	—	—	$174,247
CEO	2020	$—	—	400,000	—	—	—	—	$400,000
Chung Hang Lui,	2021	$13,817	1,359	—	—	—	—	—	$15,176
CFO	2020	$—	—	—	—	—	—	—	$—
Tommy Wing Ling Lui,	2021	$—	—	87,123	—	—	—	—	$87,123
CTO	2020	$—	—	200,000	—	—	—	—	$200,000

Compensation of Directors

We have entered into director offer letters with each of our directors Mr. Damian Thurnheer, Mr. Jason Che Wai Au, Mr. Lai Man Cheung, Mr. Wood Shing Kei Sze and Mr. Wang Tai Dominic Li and agreed to pay an annual compensation of US$0.24 million. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Equity Incentive Plan

2016 Omnibus Equity Plan

On July 13, 2016, the Board unanimously adopted the TROOPS 2016 Omnibus Equity Plan (the "2016 Plan") which provides up to 2,500,000 ordinary shares that may be issued pursuant to awards granted under the Plan. On August 10, 2016, the 2016 Plan was approved by the shareholders of the Company at the annual shareholders meeting of the Company.

Purpose. The purpose of the 2016 Plan is to promote our success and to increase shareholder value by providing an additional means through the grant of equity compensation awards to attract, motivate, retain and reward selected employees and other eligible persons of TROOPS.

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

Eligibility. The Administrator may grant equity compensation awards under the 2016 Plan only to those persons that the Administrator determines to be either an officer, employee, director of TROOPS or a consultant or advisor of TROOPS (each of the foregoing, an “Eligible Person”); provided, however, that incentive stock options may only be granted to an Eligible Person who is an employee of TROOPS. Notwithstanding the foregoing, a person who is otherwise an Eligible Person may participate in the 2016 Plan only if such participation would not compromise our ability to comply with applicable laws (including securities laws). A participant may, if otherwise eligible, be granted additional equity compensation awards if the Administrator so determines.

Type and Form of Awards. The Administrator shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2016 Plan, the Administrator may grant options to purchase ordinary shares, share appreciation rights, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of TROOPS.

Performance-Based Awards. The Administrator may grant equity compensation awards as performance-based shares under the 2016 Plan. Each such equity compensation award will have an initial value that is established by the Administrator on or before the date of grant. The grant, vesting, exercisability or payment of performance-based equity compensation awards may depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or a level using one or more of the business criteria (on an absolute or relative basis) for TROOPS on a consolidated basis or for one or more of TROOPS’s subsidiaries, segments, divisions or business units, or any combination of the foregoing.

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

Amendment and Termination. The 2016 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our Board. Our Board may amend, suspend or terminate the 2016 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee regarding awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the 2016 Plan that would, if such amendment were not approved by the shareholders, cause the 2016 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2016 Plan or after termination of the 2016 Plan. No amendment, suspension or termination of the 2016 Plan or change affecting any outstanding equity compensation award shall, without written consent of the relevant participant, affect in any manner materially adverse to the relevant participant any rights or benefits of the relevant participant or obligations of TROOPS under any equity compensation award granted under the 2016 Plan prior to the effective date of such change.

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

C. Board Practices.

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Mr. Wood Shing Kei Sze, Mr. Jason Che Wai Au and Mr. Wang Tai Dominic Li satisfy the “independence” requirements under NASDAQ Rule 5605.

The directors will be up for re-election at our annual general meeting of shareholders if they are appointed by a resolution of our board of directors.

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market. The Board also created an Equity Plan Committee consisting of Mr. Lai Man Cheung and Mr. Damian Thurnheer to administer the Company’s 2016 Plan.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Wood Shing Kei Sze, Mr. Jason Che Wai Au and Mr. Wang Tai Dominic Li. Mr. Wood Shing Kei Sze is the chairperson of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Wood Shing Kei Sze, Mr. Jason Che Wai Au and Mr. Lai Man Cheung. Mr. Jason Che Wai Au is the chairperson of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Lai Man Cheung, Mr. Jason Che Wai Au and Mr. Wang Tai Dominic Li. Mr. Wang Tai Dominic Li is the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. A director must exercise the skill and care of a reasonably diligent person having both – (i) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (ii) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our amended and restated articles of association, without prejudice to the general powers conferred by the said articles, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. You should refer to “Description of Share Capital and Governing Documents — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics which is applicable to all of our directors, executive officers and employees. Copy of the code of business conduct and ethics will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

D. Employees.

As of December 31, 2021, we had 19 full-time employees, all of which are management and administrative staff members. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership.

The following tables sets forth information, as of 5 May, 2022, regarding the beneficial ownership of our ordinary shares by:

●	each person known to us to beneficially own more than 5% of our ordinary shares;
●	each of our officers and directors; and
●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the completion of this offering, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All our ordinary shares subject to options or warrants exercisable within 60 days of the completion of this offering are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The calculations in the table below are based on 101,597,998 ordinary shares issued and outstanding as of May 5, 2022.

	Number	Percent
Directors and Executive Officers:
Raleigh Siu Lau	1,000,000	*	%
Tommy Wing Ling Lui	500,000	*
Chung Hang Lui	—	*
Lai Man Cheung	—	*	%
Jason Che Wai Au	—	*
Wang Tai Dominic Li	110,000	*
Wood Shing Kei Sze	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (8 persons)	1,610,000%

5% Shareholders:
Prime Ocean Holdings Limited (1)	29,000,000	28.7%
Leung Iris Chi Yu	23,132,500	22.8%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Victor OR (“Mr. Or”) is the seller of GFS, and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and approximately 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2021 and 2020, respectively.

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

As of December 31, 2021 and 2020, loans receivables due from Mr. Or and two other unrelated parties totaled $nil and HK$73.84 million ($9.47 million) remained outstanding, respectively. On February 9, 2021, one of the loans receivables due from Mr. Or and two unrelated third parties were assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which the relevant outstanding loan balance was HK$62.34 million ($8.00 million) as of the date of assignment. No interest receivable is accrued as of the date of assignment according to the contract term. As of December 31, 2021, and 2020, accrued interest receivable on these loans amounted to $nil and $0.09 million, respectively.

Mr. Or is the sole shareholder of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2021 and 2020, the Company had HK$4.50 million ($0.58 million) and HK$6.74 million ($0.86 million) cash deposited in Alpen Baruch Bank Limited. For the years ended December 31, 2021 and 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Except as listed below, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

Civil Lawsuit in Hong Kong

On October 5, 2021, Lok Tze Bong as the sole executor of the will of Chan Chan Isobel L. Leon (the “Plaintiff”) filed a complaint against 11 Hau Fook Street Limited, Vision Lane Limited, and others in the High Court of the Hong Kong Special Administrative Region Court of First Instance. Without seeking any specific amount of damages at this stage, the Plaintiff alleges that the sale and purchase agreement and assignment in respect of the property situated at 3rd Floor, No. 11 Hau Fook Street, Kowloon, Hong Kong (the “Property”) between 11 Hau Fook Street Limited and Vision Lane Limited ought to be set aside on the basis that, inter alia, the transaction amounted to a sale to itself and there was collusion among the defendants, that 11 Hau Fook Street Limited did not take reasonable care to obtain best price for the sale of the Property in 2015 and did not release the balance of the sale proceeds to the Plaintiff or lodge the same into the District Court in accordance with an order for sale of the Property issued by the District Court. We have filed a Defence and Counterclaim on February 4, 2022. However, the action remains at a preliminary stage and is still ongoing. Based on our attorney's opinion, although the outcome of the action is not yet ascertainable, it is not likely to lead to an unfavorable outcome and/or financial loss at this stage.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profits or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

E. Taxation.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within Cayman Islands. The Cayman Islands is not party to any double-tax treaties that are applicable to any payments made to or by the Company save and except that the Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO TROOPS OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2021, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2021 and 2020.

In addition, our actual PFIC status for our 2021 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual report and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is www.troops.co. We make our annual report on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

The provision for loan losses of $1.39 million, $1.98 million and $0.19 million was recognized for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2021, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans and interests from the money lending business in a total amount of HKD82,959,256 (“Principal”) and HKD535,498 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2021	2020
Balance as of January 1	$2,172	$192
Provisions for doubtful accounts
Personal loans	450	1,958
Corporate loans	1,428	22
Write offs	—	—
Recoveries of amounts previously charged off	(492)	—
Changes due to foreign exchange	—	—
Balance as of December 31	3,558	2,172

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2021	2020
Balance as of January 1	$39	$—
Provisions for doubtful accounts	93	39
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	132	39

As of December 31, 2021, the loans receivable due from 4 customers accounted for 11%, 15%, 21% and 26% of total loan receivable. As of December 31, 2020, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

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

Concentration of customer

Revenue from 2 major customers accounted for 17% and 10% of the Company’s total revenues, for the year ended December 31, 2021. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2021.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2021	2020	2019
Hong Kong	3,489	4,235	5,115
Australia	194	58	—

Total	$3,683	$4,293	$5,115

Concentration of supplier

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2021. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2021.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2021 and 2020, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2022, the Company had $2.78 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.56 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2021, the Company had $3.48 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.58 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Raleigh Siu Lau and Interim Chief Financial Officer, Mr. Chung Hang Lui, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2021, our internal control over financial reporting was not ineffective.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

−	the Company has limited written documentation on monitoring loan risk assessment on a regular basis;
−	the Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;
−	the Company was lack of controls and reporting procedure on monitoring the past due status of principal and interest payment;
−	the Company was lack of sufficient policy and controls on term extension on loans and the troubled loan restructure;
−	the Company was lack of controls on the loans with related parties, and also the monitor upon the concentration of the related party transactions;
−	the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;
2.	We are in the process of hiring a permanent chief financial officer with significant U.S. GAAP and SEC reporting experience;
3.	We plan to provide further training to TROOPS’s finance staff to enhance their understanding of TROOPS’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control;
4.	We plan to hire additional staff to enhance and monitor the control procedures for money lending operations;
5.	We plan to set acceptable limit on the amount of loan with related party and regularly monitor the concentration of the loan with related party to the entire loan portfolio;
6.	We plan to implement stringent written documentation and information to capture the borrower’s credit risk adequately.
7.	We plan to hire professional consultant to review and assist the company to implement proper controls and policies on the company’s money lending operations.

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

Despite that, management believes that the consolidated financial statements included in this annual report on Form 20-F present fairly the consolidated financial position, results of operations and cash flows of TROOPS for the fiscal year covered.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2021 and 2020.

	2021	2020
Audit Fee	$255,000	$247,233
Audit-Related Fees	—	—
Tax fees	—	—
Total	$255,000	$247,233

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 11, 2021, the Board of Directors of TROOPS, Inc. approved the dismissal of Centurion ZD CPA & Co. (“CZD”) as the Company’s independent registered public accounting firm, effective immediately.

CZD’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2018 and 2019 and through January 11, 2021, there were no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to CZD’s satisfaction, would have caused CZD to make reference to the subject matter of the disagreements in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s years ended December 31, 2018 and 2019 and through January 11, 2021, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management’s assessment: (1) the Company has limited written documentation on monitoring loan risk assessment on a regular basis and (2) the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

On January 11, 2021, the audit committee of the board of directors of TROOPS, Inc. approved the appointment of Yu Certified Public Accountant, P.C ("Yu CPA") as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2020.

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

2.3

Unit Purchase Option issued to the underwriter in the Company’s initial public offering (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 (file no. 333-146147) filed February 1, 2008)

2.4

Escrow Agreement by and among escrow agent, the shareholders of Honesty Group and the initial sponsors of the Company (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.5

Amendment No 1 to Escrow Agreement dated April 17, 2012 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and TROOPS, Inc.. (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.6

Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp. (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.7

Amendment No. 1 to Sponsors Agreement, dated as of March 11, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 (file no. 333-146147) filed August 5, 2010)

2.8

Amendment No 2 to Sponsor Agreement dated April 17, 2012 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and TROOPS, Inc.. (incorporated by reference to Exhibit 2.8 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

2.9

Amendment No 2 to Escrow Agreement dated February 26, 2013 among escrow agent, the former shareholder of Honesty Group, the initial sponsors of the Company and TROOPS, Inc.. (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

2.10

Amendment No 3 to Sponsor Agreement dated February 26, 2013 among Sun Zone Investments Limited, Sze Kit Ting Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and TROOPS, Inc.. (incorporated by reference to Exhibit 2.10 to the Company’s Form 20-F (file no. 001-35016) filed April 19, 2013)

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

4.3

Sale and Purchase Agreement dated November 15, 2011, by and between Apex Flourish Group Limited and TROOPS, Inc.. (incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F (file no. 001-35016) filed August 30, 2012)

4.4

English Translation of Sale and Purchase Agreement dated December 24, 2014, by and between Apex Flourish Group Limited and TROOPS, Inc. in respect of the transfer of share equity of SGOCO (Fujian) Electronic Co., Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2015)

4.5

Sale and Purchase Agreement dated December 28, 2015, by and between SGOCO International Limited and Richly Conqueror Limited in respect of the transfer of share equity of Boca International Limited. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

4.6

Supplemental Agreement to Sale and Purchase Agreement of Boca International Limited dated February 29, 2016, by and between SGOCO International Limited and Richly Conqueror Limited. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F (file no. 001-35016) filed May 16, 2016)

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

4.15

Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16

Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17

Sale and Purchase Agreement dated April 28, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18

Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19

Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20

Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21

Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22

Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23

Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24

Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25

Sale and Purchase Agreement dated December 23, 2019, by and between TROOPS, Inc. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26

Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Form 20-F (file no. 001-35016) filed July 7, 2021)

11.1	TROOPS, Inc.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant, P.C.

15.2*	Consent of Centurion ZD CPA & Co.

101 *

The following financial information from the annual report on Form 20-F for the fiscal year ended December 31, 2021, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TROOPS, Inc

Date: May 10, 2022	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TROOPS, Inc. (previously as “SGOCO Group, Ltd.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TROOPS, Inc. (previously referred as “SGOCO Group, Ltd.”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, consolidated statements of shareholders' equity, and consolidated statements of cash flows, for each of the two years ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows, for each of the two years ended December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

Goodwill Impairment Assessment

As described in Note 10 to the consolidated financial statements, as of December 31, 2021, the Group’s consolidated goodwill balance was $0.39 million, which was related to the reporting unit of financial technology solutions and services. During the year ended December 31, 2021, the Group recorded goodwill impairment loss of $4.74 million, which was also related to the reporting unit of financial technology solutions and services. Goodwill is tested for impairment annually in each fiscal year, or more frequently, when events or changes in circumstances indicate that the fair value of a reporting unit has declined below its carrying value. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the business unit.

We identified the evaluation of goodwill for impairment for the reporting unit of financial technology solutions and services as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the selection of forecasted revenue growth rates, operating margins, and discount rates used in the income approach. Additionally, the audit approaches, associated with the evaluation of goodwill for impairment for the financial technology solutions and services reporting unit, required specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error or unreasonableness of the assessment on impairment of goodwill included: (i) evaluating the reasonableness of managements forecasted revenue growth rates and operating margins by comparing the forecasts to historical and industry average revenue growth rates and operating margins, considering industry conditions and growth plans; (ii) evaluating the appropriateness of the model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists; (iii) performing sensitivity analysis to assess the impact of reasonably possible changes to the forecasted revenue growth rates, operating margins, and discount rate assumptions on the reporting unit’s fair value; (iv) engaging independent valuation professionals with specialized skills and knowledge, to evaluate the appropriateness of the model, and the reasonableness of model inputs and significant assumptions; and (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

Allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary

As described in Note 5 and Notes 23 in the consolidated financial statements, the Group adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance accrued for CECL of $1.97 million for the year ended December 31, 2021, on the loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Group.

We have identified allowance for CECL on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary, as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Group’s consolidated financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) independently evaluating the appropriateness of the valuation model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists engaged by the Group; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (iv) engaging independent valuation specialist with specialized skills and knowledge, to evaluate the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Group’s assessment on significant factors, and the basis of estimated loss rates applied with reference to historical default rates and forward-looking information; (v) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables and other receivable accounts; (vi) performing credit review with both individual and corporation borrowers of significant loan receivables, to assess the borrowers’ capability and willing to repay the debt; and (vii) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID: 5910)

We have served as the Company’s auditor since 2021.

New York, New York
May 10, 2022

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室 Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TROOPS, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders’ equity and cash flows of TROOPS, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes (collectively referred to as the “2019 financial statements”). In our opinion, the 2019 financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles..

Basis for Opinion

The 2019 financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's 2019 financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the 2019 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2019 financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2019 financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Hong Kong, China

June 15, 2020

(except for Note 22 as to which the date is July 7, 2021)

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(In thousands of U.S. dollars except share and per share data)

	2021	2020

ASSETS
CURRENT ASSETS
Cash	$3,480	$3,028
Accounts receivable, net	8	8
Loans receivable, net of provision for loan losses of $2,086 and $2,172, respectively	2,446	22,096
Interest receivable	52	286
Other receivables, prepayments and deposits, net of provision for credit losses of $5 and $5, respectively	222	232
Total current assets	6,208	25,650

Deposits for acquisition of a subsidiary, net of provision for credit losses of $127 and $34, respectively	4,873	4,966
Plant and equipment, net	50,590	52,141
Operating lease right-of-use assets, net	39	199
Intangible assets, net	61	446
Long-term loans receivable, net of $1,472 and $nil provision for loan losses	8,190	1,621
Goodwill	385	5,107

Total assets	$70,346	$90,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loan	$—	$201
Other payables and accrued liabilities	1,609	946
Operating lease liability, current	39	160
Unsecured promissory note due to shareholder	—	5,192
Taxes payable	504	657
Warrant derivative liability	—	249
Convertible notes - current	38	42
Total current liabilities	2,190	7,447

LONG-TERM LIABILITIES
Long-term bank loan	—	6,040
Operating lease liability, non-current	—	39
Convertible notes – non-current	87	118
Non-current Deferred tax liabilities	5,545	5,859
Total liabilities	7,822	19,503

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 and 101,158,228 issued and outstanding as of December 31, 2021 and 2020, respectively	406	405
Additional paid-in-capital	135,643	135,347
Retained earnings (deficit)	(73,533)	(65,120)
Accumulated other comprehensive income (loss)	8	(5)
Total TROOPS, Inc. shareholders’ equity	62,524	70,627
Total liabilities and shareholders’ equity	$70,346	$90,130

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In thousands of U.S. dollars except share and per share data)

	2021	2020	2019
REVENUES	$3,683	$4,293	$5,115
COST OF REVENUES	3,323	5,359	2,381
GROSS PROFIT (LOSS)	360	(1,066)	2,734
OPERATING EXPENSES:
General and administrative expenses	2,744	2,617	4,186
(Reversal) allowance for guarantee	—	—	(974)
Impairment loss of loan and interest receivable	1,386	1,980	194
Impairment loss of other receivables, prepayments and deposits	93	39	—
Impairment loss of intangible assets	202	1,230	—
Impairment loss of property, plant and equipment	—	970	60
Impairment loss of goodwill	4,740	59,440	—
Total operating expenses	9,165	66,276	3,466

OPERATING LOSS FROM CONTINUING OPERATIONS	(8,805)	(67,342)	(732)

OTHER INCOME (EXPENSES):
Interest income	—	—	1
Interest expense	(103)	(1,020)	—
Other income (expense), net	122	128	162
Gain (loss) from disposal of a subsidiary	—	(2)	3
Gain on change in fair value of warrant derivative liability	247	4	33
Total other income (expenses), net	266	(890)	199

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(8,539)	(68,232)	(533)
INCOME TAX BENEFIT (EXPENSE)	126	309	(410)

NET LOSS FROM CONTINUING OPERATIONS	$(8,413)	$(67,923)	$(943)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	5	(36,116)

NET LOSS	$(8,413)	$(67,918)	$(37,059)

Net loss attributable to non-controlling interests – discontinued operations	—	—	17,657
Net loss attributable to ordinary shareholders of TROOPS, Inc.	$(8,413)	$(67,918)	$(19,402)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	13	4	1
Realization of foreign currency translation loss relating to disposal of a subsidiary	—	1	(2)

COMPREHENSIVE LOSS	(8,400)	(67,913)	(37,060)
Comprehensive loss attributable to non-controlling interests	—	—	17,657
Comprehensive loss attributable to ordinary shareholders of TROOPS, Inc.	$(8,400)	$(67,913)	$(19,403)

LOSS FROM CONTINUING OPERATIONS PER SHARE
Basic	$(0.08)	$(0.69)	$(0.01)
Diluted	$(0.08)	$(0.69)	$(0.01)

LOSS FROM DISCONTINUED OPERATIONS PER SHARE
Basic	$(0.00)	$(0.00)	$(0.23)
Diluted	$(0.00)	$(0.00)	$(0.23)

LOSS PER SHARE:
Basic	$(0.08)	$(0.69)	$(0.24)
Diluted	$(0.08)	$(0.69)	$(0.24)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,563,623	98,110,873	79,197,068
Diluted	101,563,623	98,110,873	79,197,068

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In thousands of U.S. dollars except share data)

					Accumulated
	Ordinary shares		Additional		Other	Non-
	Number of		Paid-in	Retained	Comprehensive	controlling
	shares	Amount	Capital	Earnings	(Loss) Income	Interests	Total
BALANCE, January 1, 2019	75,507,300	$302	$115,187	$21,128	$(9)	$30,105	$166,713

Shares issued on acquisition of subsidiaries	4,519,347	18	5,224	—	—	—	5,242
Equity component of the 2018 Notes	—	—	(3,480)	—	—	—	(3,480)
Shares issued for equity compensation plan (restated)	—	—	600	—	—	—	600
Realization of foreign currency translation loss relating to disposal of a subsidiary	—	—	—	2	(2)	—	—
Disposal of interest in a subsidiary	—	—	(588)	588	—	(12,252)	(12,252)
Net loss	—	—	—	(19,402)	—	(17,657)	(37,059)
Foreign currency translation adjustment	—	—	—	—	1	—	1
BALANCE, December 31, 2019	80,026,647	$320	$116,943	$2,316	$(10)	$196	$119,765
Shares issued for equity compensation plan	80,000	1	679	—	—	—	680
Equity component of the 2018 Notes	—	—	31	—	—	—	31
Shares issued on acquisition of subsidiaries	16,551,581	66	14,595				14,661
Shares issued on financing	4,500,000	18	3,582				3,600
Realization of foreign currency translation loss relating to disposal of a subsidiary	—	—	—	(1)	1	—	—
Disposal of interest in a subsidiary	—	—	(483)	483	—	(196)	(196)
Net loss	—	—	—	(67,918)	—	—	(67,918)
Foreign currency translation adjustment	—	—	—	—	4	—	4
BALANCE, December 31, 2020	101,158,228	$405	$135,347	$(65,120)	$(5)	$—	$70,627
Shares issued for equity compensation plan	—	1	262	—	—	—	263
Equity component of the 2018 Notes	—	—	34	—	—	—	34
Shares issued on exercise of warrants	439,770	—	—	—	—	—	—
Net loss	—	—	—	(8,413)	—	—	(8,413)
Foreign currency translation adjustment	—	—	—	—	13	—	13
BALANCE, December 31, 2021	101,597,998	$406	$135,643	$(73,533)	$8	$—	$62,524

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In thousands of U.S. dollars)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(8,413)	$(67,923)	$(943)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,134	4,799	2,084
Impairment loss of goodwill	4,740	59,440	—
Impairment loss of property, plant and equipment	—	970	60
Impairment loss of intangible assets	202	1,230	—
Deferred income taxes	(314)	(1,048)	(122)
Impairment loss of loan and interest receivables	1,386	1,980	194
Impairment loss of other receivables, prepayments and deposits	93	39	—
Gain on change in fair value of warrant derivative liability	(247)	(4)	(33)
Share-based compensation expenses	261	680	600
Gain on disposal of a subsidiary	—	2	(3)
(Reversal) allowance for guarantee	—	—	(974)
Change in operating assets and liabilities
Accounts receivable	—	4	—
Loans receivable	11,695	15,482	3,190
Other receivables and prepayments	10	6,343	313
Interest receivable	234	1,056	(1,188)
Change in operating lease liabilities	—	(2)	—
Accounts payable, trade	—	—	1
Other payables and accrued liabilities	663	(986)	(236)
Taxes payable	(153)	(423)	406

Net cash provided by continuing operations	12,291	21,639	3,349
Net cash provided by (used in) by discontinued operations	—	214	(234)
Net cash provided by operating activities	12,291	21,853	3,115

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(402)	(118)	(257)
Proceeds from acquisition of a subsidiary	—	1,009	75
Proceeds from disposal of a subsidiary	—	187	8,987
Advance to other party	—	—	(5,835)
Settlement of a promissory note for acquisition of a subsidiary	(5,192)	(23,282)	—
Deposits paid for acquisition of subsidiaries	—	(4,966)	(21,795)
Net cash used in continuing operations	(5,594)	(27,170)	(18,825)
Net cash used in discontinued operations	—	(247)	(440)
Net cash used in investing activities	(5,594)	(27,417)	(19,265)

CASH FLOWS FROM FINANCING ACTIVITIES:
New bank loan raised	—	—	6,410
Repayment of bank borrowings	(6,241)	(169)	(200)
Advances from a director	—	—	21
Repayment to a director	—	—	(4)
Advances from unrelated third parties	—	—	4
Advances from related party	—	—	32
Proceeds from shares issuance	—	3,600	—

Net cash (used in) provided by continuing operations	(6,241)	3,431	6,263
Net cash provided by discontinued operations	—	—	701
Net cash (used in) provided by financing activities	(6,241)	3,431	6,964

EFFECT OF EXCHANGE RATE ON CASH	(4)	—	—

INCREASE (DECREASE) IN CASH	452	(2,133)	(9,186)

Cash and cash equivalent, beginning of year	3,028	5,161	14,347

Cash and cash equivalent, end of year	$3,480	$3,028	$5,161

ANALYSIS OF CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents per consolidated balance sheets	$3,480	$3,028	$5,126
Included in assets of discontinued operations	—	—	35
	3,480	3,028	5,161

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$3	$206	$106
Cash paid for income taxes	342	1,163	130

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for acquisition of subsidiaries	—	14,661	5,242
Cancellation of 2018 Notes (Notes 3 and 13)	—	—	3,480

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

TROOPS, Inc. (the “Company” or “TROOPS” or “we”, “our” or “us”) was incorporated under Cayman Islands’ laws on July 18, 2007. It was previously named SGOCO Group, Ltd. and before that, SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People's Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

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

The share-exchange transaction was accounted for as reorganization and recapitalization of Honesty Group. As a result, the unaudited condensed consolidated financial statements of the Company (the legal acquirer) were, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share-exchange transaction. There was no gain or loss recognized based on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

SGOCO International (HK) Limited, a limited liability company registered in Hong Kong, or “SGOCO International,” is a wholly owned subsidiary of TROOPS.

On February 22, 2011, SGO Corporation (“SGO”) was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded for the purpose of marketing, sales and distribution of TROOPS’s high quality LCD/LED products in America. SGO commenced sales in June 2012.

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

In May 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

On December 24, 2014, the Company entered into a Sale and Purchase Agreement to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group Holdings Limited, TROOPS’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from TROOPS to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed TROOPS to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company’s business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

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

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca’s PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for customers.

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

On April 28, 2017, SGOGO International (HK) Limited, a wholly-owned subsidiary of TROOPS, entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all the issued and outstanding capital stock of CSL, a company incorporated in Hong Kong at a consideration of $32,600,000 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of GCL contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of GCL is money lending in Hong Kong. GCL is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. GCL has been providing high-quality personal loans and corporate loans to its customers since 2016.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

On May 17, 2018, the Company entered into a Sale and Purchase Agreement to sell its 100% ownership interest in SGOCO Shenzhen to Realm Valley Limited, a company incorporated in British Virgin Islands, for $1 in total consideration.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection closed a Share Exchange Agreement for the entire issued share capital of Paris Sky. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection, the Company acquired 100% of the issued share capital of Paris Sky, an investment holding company which, through its wholly owned subsidiary, Suns Tower, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.00 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million). On September 20, 2019, the Company entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary - Shen Zhen Provizon Technology Co., Limited, to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). Upon the satisfactory completion of the closing conditions contained in the Agreement, the operational and management control over CSL were shifted from TROOPS to Ho Pui Lung on December 31, 2019 (Note 3).

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

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky entered into a Share Exchange Agreement with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance of $7.50 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky closed its acquisition of Vision Lane (Note 7(e)).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (“Mr. Or”) for the purchase and sale of GFS. GFS is a private company incorporated in Samoa provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS, Inc. closed its acquisition of GFS (Note 7(f)). By March 30, 2021, the Company repaid the promissory note in full by several payments.

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million).

On September 28, 2020, the Company’s wholly-owned subsidiary, GFS closed a Share Exchange Agreement for the entire issued share capital of Apiguru. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

GFS aims to serve clients from different sectors with distinctive needs.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2021:

	Place incorporated	Ownership percentage
TROOPS, Inc.	Cayman Islands	Parent Company
SGOCO International (HK) Limited	Hong Kong	100%
Beijing SGOCO Image Technology Co., Ltd.	Beijing, China	100%
Giant Financial Services Limited (“GFS”)	Samoa	100%
Apiguru Pty Ltd. (“Apiguru”)	Australia	100%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%
11 Hau Fook Street Limited	Hong Kong	100%
Paris Sky Limited	Marshall Islands	100%
Vision Lane Limited	British Virgin Islands	100%
Suns Tower Limited
(Formerly known as First Asia Tower Limited) (“Suns Tower”)	Hong Kong	100%
First Asia Finance Limited (“FAF”)	Hong Kong	100%

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill , deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

For the Company’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of Dec 31, 2021 and 2020.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2021 and 2020, the Company determined that no allowance was necessary.

Other receivables , prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2021 and 2020 there was $132 and $39 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2021 and 2020, there was $3,558 and $2,172 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

Fair value of financial instruments

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 "Fair Value Measurement". ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company's consolidated financial statements.

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

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●     Level 1    inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●    Level 2     inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●    Level 3     inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2021	December 31, 2021
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021, 2020 and 2019 was as follows:

Amount
Balance at January 1, 2019	$286
Change in fair value of warrant derivative liability	(33)
Balance at December 31, 2019	253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2020	December 31, 2019
Market price per share (USD/share)	$1.45	$0.95
Exercise price (USD/share)	1.00	1.00
Risk free rate	0.07%	1.59%
Dividend yield	—%	—%
Expected term/Contractual life (years)	0.26	1.26
Expected volatility	64.06%	78.11%

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

Below is the summary presenting the Company’s revenues from continuing operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2021	2020	2019
Revenue by recognition over time	$3,683	$4,293	$5,115

	$3,683	4,293	$5,115

	Year ended December 31,
Revenue by major product line	2021	2020	2019

Interest on loans	$1,673	$1,667	$3,930
Property lease and management	1,068	1,130	1,185
Financial technology solutions and services	942	1,496	—

	$3,683	4,293	$5,115

Contract Balances

For the years ended December 31, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2021 and 2020, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2021, 2020 and 2019:

Rental receipt in advance
Balance as of January 1, 2019	$6
Revenue recognized from beginning contract liability balance	(6)
Advances received from customers related to unsatisfied performance obligations	8
Balance as of December 31, 2019	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7

The contract liabilities were grouped into other payables and accrued liabilities (note 14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2021, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2021, 2020 and 2019, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2021. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2017 to 2021 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Australia subsidiaries are the Australian Dollar (“AUD”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.38 and RMB6.52 to $1.00 at December 31, 2021 and 2020, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2021, 2020 and 2019 were RMB6.45, RMB6.90, and RMB6.89 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD 0.73 and AUD 0.77 to $1.00 as of December 31, 2021 and 2020, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2021 and 2020 were AUD0.75 and AUD0.73 to $1.00, respectively.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements. In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments related to Issue 1 (“Fair Value Option Disclosures”), Issue 2 (“Applicability of Portfolio Exception in Topic 820 to Nonfinancial Items”), Issue 4(“Cross-Reference to Line of-Credit or Revolving-Debt Arrangements Guidance in Subtopic 470-50”), and Issue 5 (“Cross-Reference to Net Asset Value Practical Expedient in Subtopic 820-10”) are conforming amendments. For public business entities, the amendments are effective upon issuance of this final Update. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application is permitted. The amendment related to Issue 3 (“Disclosures for Depository and Lending Institutions”) is a conforming amendment that affects the guidance in the amendments in Accounting Standards Update 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. That guidance relates to the amendments in 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The effective date of Update 2019-04 for the amendments to Update 2016-01 is for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The amendments of Issues 6 (“Interaction of Topic 842 and Topic 326”) clarify that the contractual term of a net investment in a lease determined in accordance with Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. The amendments of Issues 6 clarify that when an entity regains control of financial assets sold, an allowance for credit losses should be recorded in accordance with Topic 326. For entities that have not yet adopted the amendments related to Update 2016-13, the effective dates and the transition requirements for amendments of Issue 6 and Issue 7 (“Interaction of Topic 326 and Subtopic 860-20”) are the same as the effective date and transition requirements in Update 2016-13. For entities that have adopted the guidance in Update 2016-13, the amendments of Issue 6 and Issue 7 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For those entities, the amendments should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to opening retained earnings in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13. The ASU is currently not expected to have a material impact on the consolidated financial statements.

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company evaluated the impact of ASU 2019 on its consolidated financial statements for the year ended December 31, 2021 (note 23).

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company has elected to adopt the amendments in these ASUs on January 1, 2021, and the adoption of these amendments did not have a material impact on the consolidated financial position and results of operations.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Discontinued Operations

Disposal of CSL

On June 7, 2018, the Company transferred its 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million) to Ms. Leung (Note 1). In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent (the “LOI”) to sell to another individual, Ho Pui Lung (the “Purchaser”) 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million), which shall be satisfied by:

1.	the surrender of the 2018 Notes with a principal amount of $3.76 million, beneficially owned by the Purchaser, to TROOPS for cancellation as an initial deposit upon signing of the LOI, and the cancellation shall be irrevocable unless the Company fails to complete the transaction contemplated herein without fault on the part of the Purchaser. On April 30, 2019, the 2018 Notes with a principal amount of $3.76 million were surrendered to the Company for cancellation in satisfaction of the initial deposit thereunder
2.	the payment of the remaining balance by way of a cashier’s order made payable to the Company or such other means as may be mutually agreed by the parties

On September 20, 2019, the Company's wholly-owned subsidiary, SGOCO International entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary - Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in CSL to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over CSL and Shen Zhen Provizon Technology Co., Limited were shifted from TROOPS to the Purchaser on December 31, 2019.

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

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

As of
December 31,
2018
Cash	$5
Advances to suppliers	45
Goodwill	12,831
Intangible assets	16,402
Long-live asset subtotal	16,402
Assets held for sale	29,283
Classified as:
— Current	12,881
— Non-current	16,402

Other payables, accrued liabilities and customer deposits	$182
Deferred tax liabilities	4,100
Liabilities held for sale	4,282
Classified as:
— Current	182
— Non-current	4,100

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2021	2020	2019
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Operating expenses	—	—	(7)
Loss before provision for income taxes	—	—	(7)
Income tax credit	—	—	—
Loss from discontinued operations, net of income taxes	—	—	(7)

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

Disposal of Boca International Limited

On June 7, 2018, the Company transferred its 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million) to Ms. Leung (Note 1). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from TROOPS to the Purchaser on August 31, 2020.

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

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

As of
December 31,
2019
Cash	$35
Accounts receivable, net	25
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Equipment	2,799
Intangible assets	2,377
Long-live asset subtotal	5,271

Assets held for sale	5,368
Classified as:
— Current	97
— Non-current	5,271

Other payables and accrued liabilities	$4,274
Operating lease liability, current	68
Operating lease liability, non-current	29
Deferred tax liabilities	594
Liabilities held for sale	4,965
Classified as:
— Current	4,342
— Non-current	623

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	For eight months ended
	August 31,	Year ended December 31,
	2020	2019
Revenues	$812	$410
Cost of revenues	(523)	(1,738)
Operating expenses	(363)	(39,613)
Other expenses	—	(218)
Loss before provision for income taxes	(74)	(41,159)
Income tax credit	79	5,050
Gain (Loss) from discontinued operations, net of income taxes	5	(36,109)

The following table summarizes the net assets of Boca at the date of disposal:

Date of disposal
of 51% equity
interest in Boca
(August 31, 2020)
Cash	$2
Accounts receivable	186
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Plant and equipment, net	2,837
Intangible assets, net	2,063
Long-live asset subtotal	4,900

Other payables and accrued liabilities	(4,235)
Operating lease liabilities	(97)
Deferred tax liabilities	(516)
Net assets of Boca upon disposal	372
51%
Interests in net assets of Boca being disposed of	189
Consideration	187
Loss on disposal of subsidiary	(2)

Note 4 – Accounts receivable, net

Accounts receivable as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020

Accounts receivable	$8	$8
Allowance for doubtful accounts	—	—
	$8	$8

The movements in allowance for doubtful accounts are as follows:

	2021	2020

Balance at the beginning of the year	$—	$196
Addition	—	—
Written-off	—	(196)
Balance at the end of the year	$—	$—

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5- Loans receivable, net

The annualized interest rates on loans issued ranged between 5% and 54% for the year ended December 31, 2021, and ranged between 6% and 54% for the year ended December 31, 2020.

Loans receivable consisted of the following:

	December 31,
	2021	2020
Loans receivable, gross
Personal loans	$8,027	$21,170
Corporate loans	6,167	4,719
Subtotal	14,194	25,889
Provision for loan losses	(3,558)	(2,172)
Total loans receivable, net	$10,636	$23,717
Less: classified as non-current loans receivable, net	(8,190)	(1,621)
Total current loans receivable, net	$2,446	$22,096

The following is a maturity analysis of the Company’s loans receivable, net as of December 31, 2021:

For the year ending December 31,	Amount
2022	$2,446
2023	3,723
2024	4,465
2025	2
2026 and thereafter	—
Total loans	10,636

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2021 and 2020, the Company had 18 and 34 personal loan customers, and 3 and 2 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the years ended December 31, 2021 , 2020 and 2019, a provision of $1,386, $1,980 and $194 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

For the years ended December 31, 2021, 2020 and 2019, interest income of $93, $39 and $2 were recognized for the loans were impaired.

The following table represents the aging of loans receivable, net as of December 31, 2021 and 2020:

	December 31,
	2021	2020
1‑89 days past due	$—	$11
90‑179 days past due	1	6
180‑365 days past due	1	524
Over 1 year past due *	415	14,482
Total past due	$417	$15,023
Loans without overdue	10,219	8,694
Total loans, net	$10,636	$23,717

*

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

As of December 31, 2021, the Company had loans receivable of $423 as aging over 1 year past due. A provision of $8 was charged to aging over 1 year past due for the year ended December 31, 2021. Decrease in provision was mainly due to the loans were sufficiently secured by real estate.

As of December 31, 2020, the Company had loans receivable of $1,474 as aging 180‑365 days past due. A provision of $950 was charged to aging 180‑365 days past due for the year ended December 31, 2020. Increase in provsion was mainly due to most of loans were unsecured loan.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Installment loans to individuals	$15	$11,741
Real estate backed loan	6,221	7,285
Securities backed loan	1,617	—
Commercial loans	2,783	4,691
Total loans, net	$10,636	$23,717

Installment loans to individuals

Installment loans to individuals are unsecured loans offered to individual borrowers by assessing their abilities to repay their loans and interest. The factors used to determine the borrower’s ability to repay include the borrower's current income, current assets, credit history and employment status.

Real estate backed loans

A real estate backed loan is a loan in which the borrower puts up a real estate under his/her ownership, possession or control, as collateral for the loan. The loan is secured against the collateral and the Company does not take physical possession of the collateral at the time the loan is made. The Company will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction. In the event that the borrower defaults, the Company can then take possession of the collateral and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Securities backed loans

A securities backed loan is a loan in which the borrower puts up securities of public listed companies under his/her ownership as collateral for the loan. The loan is secured against the collateral and the Company obtains physical possession of the original share certificates since the loan is made. The Company verifies ownership of the securities by examining proof of ownership. Both the borrower and the Company have to sign a share plege agreement to complete the secured transaction. In the event that the borrower defaults, the Company can then take possession and sell securities to recover the outstanding balance owed. If the sale proceeds of securities is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Commercial loans

Commercial loans are unsecured loans offered to corporations by assessing their capacities to make timely principal and interest payments. The factors used to determine the corporations’ ability to repay include state of economy, recent industry performance and financial conditions of the corporations as well as the owners of the corporations.

Note 6- Other receivables, prepayments and deposits

Other receivables, prepayments and deposits as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020

Utility deposits	$10	$16
Other receivables	47	107
Other prepayments	165	109
Other receivables, prepayments and deposits, net	$222	$232

For the years ended December 31, 2021 , 2020 and 2019, a provision of $5, $5 and $nil was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

Note 7 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52.00 million in cash, plus up to 19.9% new shares in TROOPS (as enlarged by the issuance). In December 2015, the Company paid a $52.00 million refundable deposit to the Vendor.

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

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from TROOPS to the Purchaser on August 31, 2020. (Note 3).

(b)   Acquisition of CSL

On December 27, 2016, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of CSL, a company incorporated in Hong Kong, for a purchase price of $35.00 million in form of cash or new shares in TROOPS, subject to satisfactory due diligence and customary purchase price adjustments. In December 2016, a refundable deposit of $32.00 million was paid to the owner of CSL.

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

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in CSL to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over CSL and Shen Zhen Provizon Technology Co., Limited were shifted from TROOPS to the Purchaser on December 4, 2019(Note 3).

(c)	Acquisition of GCL

On December 22, 2017, Giant Connection, a wholly-owned subsidiary of TROOPS, completed the acquisition of GCL contemplated by the Share Exchange Agreement entered into by Luk Lai Ching Kimmy (as vendor) and the Company in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. GCL holds a Money Lenders License and engages in money lending business in Hong Kong. The fair value of the shares was $1.06 per share on December 26, 2017.

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

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection closed a Share Exchange Agreement for the entire issued share capital of Paris Sky, whose then sole shareholder and sole director were Leung Iris Chi Yu (“Ms. Leung”) and Luk Lai Ching Kimmy (see (c) above, respectively. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection, the Company acquired 100% of the issued share capital of Paris Sky, an investment holding company which, through its wholly owned subsidiary, Suns Tower, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

As over 95% of the fair value of the gross assets acquired is concentrated in the leasehold property, the acquisition of Paris Sky is considered an asset acquisition.

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

*

Property, plant and equipment acquired included leasehold land and buildings with a value of $53.00 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Luk Lai Ching Kimmy (see (c) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

(e)	Acquisition of Vision Lane

On October 3, 2018, the Company signed a letter of intent (“LOI”) to acquire all of the issued share capital of Vision Lane, a company incorporated in British Virgin Island and engages in property investment in Hong Kong. Vision Lane owns all of the issued share capital of First Asia Finance, a company incorporated in Hong Kong. First Asia Finance holds a Money Lenders License and engages in money lending business in Hong Kong.

On December 31, 2018, a refundable deposit of $6.41 million was paid to the owner of Vision Lane.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky entered into a Share Exchange Agreement for the entire issued share capital of Vision Lane for an initial consideration of $12.42 million to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.74 million.

On March 12, 2019, Paris Sky closed its acquisition of Vision Lane. After the completion of the acquisition, Vision Lane and First Asia Finance became wholly owned subsidiaries of the Company.

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

(f)	Acquisition of GFS

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (Note 19) for the purchase and sale of the entire equity interest in GFS. GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company's dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS closed its previously announced acquisition of GFS. The Company repaid the promissory note in full on March 30, 2021.

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

Net assets acquired (including cash of $981, other receivables and prepayments of $707, property, plant and equipment of $7, accrued liabilities of $29, other payables-related party of $662 and income tax payable of $387)	$617

Intangible assets (including trademarks of $1,550 and backlog contracts of $2,786)	4,336
Goodwill	60,103
Deferred tax liabilities	(715)
Total	$64,341

Total purchase price comprised of:
– cash consideration (paid in fiscal 2019 in the form of deposit)	$21,795
– consideration in the form of a promissory note (note)	28,473
– share-based consideration	14,073
Total	$64,341

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

For the years ended December 31, 2021, 2020 and 2019, the Company paid $nil, $nil and $1,578 for the provision of IT consultancy and support services, respectively.

(g)	Acquisition of Apiguru

On September 28, 2020, the Company's wholly-owned subsidiary, GFS closed a Share Exchange Agreement for the entire issued share capital of Apiguru. The acquisition was consummated in consideration for a total of AUD695,000 ($0.50 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

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

Note 8 –Property, plant and equipment

Property, plant and equipment consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020

Leasehold land and buildings*	$58,927	$58,646
Leasehold improvements	17	17
Machinery and equipment	14	13
Vehicles and office equipment	261	141
Total	59,219	58,817
Impairment	(1,415)	(1,415)
Less: accumulated depreciation	(7,214)	(5,261)
Plant and equipment, net	$50,590	$52,141

*

As of December 31, 2020, leasehold land and buildings (a) with a carrying value of $47.67 million are pledged against the banking facilities from OCBC Wing Hang Bank Limited of HK$50.00 million ($6.41 million) of the Company and (b) with a carrying value of $4.37 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.54 million ($16.35 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 4.2% of the Company’s ordinary shares as of December 31, 2020). This loan was fully settled on October 21, 2021.

Depreciation expense from continuing operations was $1,953, $2,099 and $2,084 for the years ended December 31, 2021, 2020 and 2019, respectively. Depreciation expense from discontinued operations was $nil, $209 and $83 for the years ended December 31, 2021, 2020 and 2019, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2021, 2020 and 2019, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $nil, $970 and $60, respectively.

Note 9 – Intangible assets, net

Intangible assets, net, as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020

Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Computer Software	42	42
Accumulated amortization	(2,883)	(2,702)
Impairment	(1,432)	(1,230)
Exchange difference	(2)	—
Intangible assets, net	$61	$446

Amortization expenses of intangible assets from continuing operations were $181, $2,702 and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. Amortization expenses of intangible assets from discontinued operations were $nil, $314 and $1,309 for the years ended December 31, 2021, 2020 and 2019, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. Impairment on intangible assets from continuing operations were $202, $1,230 and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. Impairment on intangible assets from discontinued operations were $nil, $nil and $18,893 for the years ended December 31, 2021, 2020 and 2019, respectively

As of December 31, 2021, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2027 and
	2022	2023	2024	2025	2026	thereafter
	$	$	$	$	$	$
Amortization expenses	19	13	5	5	5	14

Note 10 – Goodwill

The movement of the goodwill for the years ended December 31, 2021, 2020 and 2019 is as follows:

Balance as of January 1, 2019	$248
Acquisition of Vision Lane and FAF	3,658
Balance as of December 31, 2019	3,906
Acquisition of GFS	60,103
Acquisition of Apiguru	539
Impairment of goodwill in relation to GCL, Vision Lane and FAF	(3,906)
Impairment of goodwill in relation to GFS	(55,535)
Balance as of December 31, 2020	5,107
Impairment of goodwill in relation to GFS and Apiguru	(4,740)
Exchange difference	18
Balance as of December 31, 2021	$385

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2021, the Company performed testing on reporting unit of financial technology solutions and service.

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

In 2021, 2020 and 2019, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of money lending reporting unit, financial technology solutions and services reporting unit, the green energy products and services reporting unit and the VR technologies products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

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

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $20.56 million being recorded for the years ended December 31, 2019, from discontinued operations. The Company did not perform the impairment test for the green energy products and services reporting unit in 2020 and 2021 since the unit had been disposed.

The result of step one impairment test for the money lending reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $3.91 million and $nil being recorded for the years ended December 31, 2020 and 2019, respectively, from continuing operations. The Company did not perform the impairment test for the money lending reporting unit in 2021 since goodwill was fully written off in 2020.

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $4.74 million, $55.53 million and $nil, being recorded for the years ended December 31, 2021, 2020 and 2019, respectively, from continuing operations.

Note 11 - Bank loan

	December 31,
	2021	2020

Current maturities of long-term bank loans	$—	$201
Long-term bank borrowings	—	6,040
	—	6,241

On December 10, 2019, the Company obtained banking facilities from OCBC Wing Hang Bank Limited with a maximum amount of HK$50.00 million ($6.41 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50.00 million ($6.41 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s leasehold land and buildings (note 8). There was no any sinking fund required in the long-term borrowing. In March 2021, the Company has fully repaid above bank loans to OCBC Wing Hang Bank Limited.

Note 12 - Warrant derivative liability

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

The Investor Warrants were fully exercised by April 4, 2021. As of December 31, 2020, 422,922 Investor Warrants were outstanding, and their fair values were $203 (note 2).

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

The Investor Warrants were fully exercised by April 4, 2021. As of December 31, 2020, 95,653 Placement Agent Warrants were outstanding, and their fair values were $46 (note 2).

The amount of $247, $4 and $33 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2021 and 2020:

			Weighted
			Average
		Average	Remaining
	Number of	Exercise	Contractual
	Warrants	Price	Term in Years

Outstanding at January 1, 2019	817,489	$1.00	2.26
Exercisable at January 1, 2019	817,489	1.00	—
Granted	—	—	—
Exercised	—	—	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at December 31, 2019	817,489	$1.00	1.26
Exercisable at January 1, 2020	817,489	1.00	—
Granted	—	—	—
Exercised	(298,914)	1.00	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at December 31, 2020	518,575	$1.00	0.26
Exercisable at January 1, 2021	518,575	$1.00
Granted	—	—	—
Exercised	(518,575)	$1.00	—
Surrendered	—	—	—
Outstanding at December 31, 2021	—	—	—

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

Note 14 – Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2021 and 2020 consisted of the following:

		December 31,
	Note	2021	2020
Accrued professional fees		$234	$203
Accrued staff costs and staff benefits		35	88
Rental deposits from tenants		191	192
Rental receipt in advance		7	3
Interest receipt in advance		5	3
Advances from other party		—	3
Advances from a director		—	1
Advances from unrelated parties	*	448	442
Others		689	11
		$1,609	$946

*  The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 15 - Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2021 and 2020.

Issuance of capital stock

2021

During 2021, 422,922 Investor Warrants and 95,653 Placement Agent were exercised. By April 7, 2022, the Company had issued a total of 439,770 shares from cashless exercise of those Warrants.

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

2019

None.

Note 16 - Income taxes

	Year ended December 31,
	2021	2020	2019

Income tax expenses	$(188)	$(741)	$(532)
Deferred income tax benefit	314	1,050	122

	$126	$309	$(410)

Income is subject to tax in the various countries in which the Company operates.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2020 and 2019. SGO has been deregistered in 2020.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2021, 2020 and 2019. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2021, 2020 and 2019.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2021, 2020 and 2019, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2021, 2020 and 2019. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2021 were $nil (December 31, 2020: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	13.6	16.0	25.0
Australia income taxes	1.1	—	—
Impact of tax rate in other jurisdictions	(6.4)	(5.0)	3.2
Impact of tax reduction of Hong Kong profits tax	—	—	4.4
Tax effect of non-deductible expenses	(7.9)	(10.4)	(7.8)
Valuation allowance	0.4	(0.1)	(42.9)
Under provision in respect of prior years	(2.2)	(0.7)	(26.6)
Other (a)	2.9	0.6	(32.2)
Effective income taxes	1.5%	0.4%	(76.9)%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2021, 2020 and 2019 except for (i) losses incurred by TROOPS of approximately $1,156, $1,870 and $691, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Deferred income tax assets:
Net operating loss carry-forward	$647	$1,385
Less: Valuation allowance	(647)	(1,385)
	$—	$—

Deferred tax liabilities
Intangible assets	$12	$77
Property, plant and equipment	5,521	5,770
Interest income	12	12
	$5,545	$5,859

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of December 31, 2021 and 2020, the Company had $1,512 and $1,512, respectively, of deductible tax loss carry forwards that expire through December 31, 2025.

The net tax loss of the Hong Kong entities of $1,601 and $6,106 as of December 31, 2021 and 2020, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of 31 December, 2021, the Company’s U.S. entity, SGO Corporation had been deregistered and no tax loss carry-forwards.

Note 17 - Related party transactions

1.	Victor OR (“Mr. Or”) is the seller of GFS, and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and approximately 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2021 and 2020, respectively.
2.	On December 23, 2019, the Company entered into a Share Exchange Agreement with Mr. Or for the purchase and sale of the entire equity interest in GFS. As part of consideration, the promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021.

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

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.50 million ($14.94 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019 , GCL agreed to extend the term of the loan to September 25, 2020. On February 9, 2021, this loan was fully assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which outstanding loan receivable was HK$ 62.34 million ($8.00 million) as of the date of assignment.

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

Mr. Or is the sole shareholder of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2021 and 2020, the Company had HK $4.50 million ($0.58 million) and HK $6.74 million ($0.86 million) cash deposited in Alpen Baruch Bank Limited. For the years ended December 31, 2021 and 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

Note 18 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2021	2020	2019
Net loss attributable to ordinary shareholders of TROOPS
— continuing operations	$(8,413)	$(67,923)	$(943)
— discontinued operations	—	5	(18,459)
	$(8,413)	$(67,918)	$(19,402)

Weighted average shares used in calculating loss per share – basic and diluted	101,563,623	98,110,873	79,197,068

Loss from continuing operations per share – basic and diluted	$(0.08)	$(0.69)	$(0.01)
Loss from discontinued operations per share – basic and diluted	$(0.00)	$(0.00)	$(0.23)
Net loss per share – basic and diluted	$(0.08)	$(0.69)	$(0.24)

As of December 31, 2021, 2020 and 2019, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 19 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services. During 2017, after the acquisition of CSL and Giant Credit, there are two additional segments, consisting of the VR service and products and money lending. During 2018, after the acquisition of 11 Hau Fook Street and Paris Sky, there are one additional segment, consisting of the property lease and management. During 2020, after the acquisition GFS and Apiguru, there are one additional segment, consisting of financial technology solutions and services (Note 7(f) and Note 7(g)).

		Green	VR
		energy	products		Property	Financial
	LCD/	products	and	Money	lease	technology	Corporate
For the year ended	LED	and services	services	lending	and	solutions	unallocated
December 31, 2021	products	(discontinued)	(discontinued)	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$1,673	$1,068	$942	$—	$3,683
Gross profit (loss)	—	—	—	1,472	(1,036)	(76)	—	360
Operating expenses	(95)	—	—	(2,092)	(576)	(5,080)	(1,322)	(9,165)
Operating loss from continuing operations	(95)	—	—	(620)	(1,612)	(5,156)	(1,322)	(8,805)
Other income	—	—	—	—	97	7	162	266
Loss before provision for income taxes and non-controlling interests	(95)	—	—	(620)	(1,515)	(5,149)	(1,160)	(8,539)
Income tax (expense) benefit	—	—	—	(187)	249	64	—	126
Net loss from continuing operations	(95)	—	—	(807)	(1,266)	(5,085)	(1,160)	(8,413)

As of December 31, 2021
Identifiable long-lived assets	1	—	—	555	50,018	77	—	50,651
Total assets	205	—	—	12,986	50,619	6,084	452	70,346

		Green	VR
		energy	products		Property	Financial
	LCD/	products	and	Money	lease	technology	Corporate
For the year ended	LED	and services	services	lending	and	solutions	unallocated
December 31, 2020	products	(discontinued)	(discontinued)	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$1,667	$1,130	$1,496	$—	$4,293
Gross profit (loss)	—	—	—	1,565	(1,193)	(1,438)	—	(1,066)
Operating expenses	(616)	—	—	(3,048)	(4,889)	(56,892)	(831)	(66,276)
Operating loss from continuing operations	(616)	—	—	(1,483)	(6,082)	(58,330)	(831)	(67,342)
Other (expenses) income	(306)	—	—	22	(159)	10	(457)	(890)
Loss before provision for income taxes and non-controlling interests	(922)	—	—	(1,461)	(6,241)	(58,320)	(1,288)	(68,232)
Income tax (expense) benefit	—	—	—	(534)	400	443	—	309
Net loss from continuing operations	(922)	—	—	(1,995)	(5,841)	(57,877)	(1,288)	(67,923)

As of December 31, 2020
Identifiable long-lived assets	1	—	—	468	51,667	451	—	52,587
Total assets	375	—	—	25,625	52,116	11,997	17	90,130

		Green
		energy	VR		Property	Financial
		products	products	Money	lease	technology	Corporate
For the year ended	LCD/LED	and	and	lending	and	solutions	unallocated
December 31, 2019	products	services	services	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$3,930	$1,185	$—	$—	$5,115
Gross profit (loss)	—	—	—	3,798	(1,064)	—	—	2,734
Operating expenses	(933)	—	—	(1,971)	207	—	(769)	(3,466)
Operating (loss) profit from continuing operations	(933)	—	—	1,827	(857)	—	(769)	(732)
Other income	165	—	—	2	—	—	32	199
(Loss) profit before provision for income taxes and non-controlling interests	(768)	—	—	1,829	(857)	—	(737)	(533)
Income tax (expense) benefit	—	—	—	(522)	112	—	—	(410)
Net (loss) profit from continuing operations	(768)	—	—	1,307	(745)	—	(737)	(943)

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2021	2020	2019
Hong Kong	3,489	4,235	5,115
Australia	194	58	—

Total	$3,683	$4,293	$5,115

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

The Company has the following operating leases:

On February 2, 2020, First Asia Finance entered into a lease agreement for office and warehouse on a two-year term, commencing on April 1, 2020 and expiring on March 31, 2022. The monthly rental payment is HK$94 ($12).

On May11, 2020, First Asia Finance entered into a lease agreement for office and warehouse on a two-year term, commencing on March 1, 2020 and expiring on February 28, 2022. The monthly rental payment is HK$15 ($2).

The Company recognized lease liabilities with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using mortgage loan’s borrowing rate of 5.13% (Bank of China (Hong Kong) Limited) based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2022	$40
2023	—
2024	—
2025	—
2026	—
Total operating lease payments	$40
Less: imputed interest	(1)
Present value of operating lease liabilities	$39

Operating lease expense from continuing operations was $166, $125 and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. Operating lease expense from discontinued operations was $nil, $41 and $41 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2022 to 2024. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2021:

Future Minimum
For the year ending December 31,	Rentals
2022	$847
2023	443
2024	29
Total	$1,319

There are no contingent rentals as of December 31, 2021 and 2020.

Note 21 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2021 and 2020.

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

The impact of these restatements on the consolidated financial statements as previously reported is summarized below:

	December 31, 2019	December 31,
	(as previously	2019 (as
	reported)	restated)
Other receivables and prepayments	$6,765*	$5,904

Total assets	140,578	139,717

Additional paid-in capital	117,804	116,943

Total TROOPS, Inc.
shareholders' equity	120,430	119,569

Total shareholders' equity	120,626	119,765

	December 31, 2019	December 31,
	(as previously	2019 (as
	reported)	restated)
Additional Paid-in Capital
For the year ended December 31, 2018 - Shares issued for compensation plan	$1,987	$526
Balance, December 31, 2018	116,648	115,187
For the year ended December 31, 2019 - Shares issued for compensation plan	—	600
Balance, December 31, 2019	117,804	116,943

* Other receivables and prepayments of Boca amounting $37 was reclassified to discontinued operations (note 3).

Note 23 - Quantitative and qualitative disclosure about market risk

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

The provision for loan losses of $1.39 million, $1.98 million and $0.19 million was recognized for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2021, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans and interests from the money lending business in a total amount of HKD82,959,256 (“Principal”) and HKD535,498 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2021	2020
Balance as of January 1	$2,172	$192
Provisions for doubtful accounts
Personal loans	450	1,958
Corporate loans	1,428	22
Write offs	—	—
Recoveries of amounts previously charged off	(492)	—
Changes due to foreign exchange	—	—
Balance as of December 31	3,558	2,172

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2021	2020
Balance as of January 1	$39	$—
Provisions for doubtful accounts	93	39
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	132	39

As of December 31, 2021, the loans receivable due from 4 customers accounted for 11%, 15%, 21% and 26% of total loan receivable. As of December 31, 2021, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

As of December 31, 2020, the loans receivable due from 3 customers accounted for 16%, 15% and 39.9% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of GFS (note 7(f)) of total loan receivable. As of December 31, 2020, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 17% and 10% of the Company’s total revenues, for the year ended December 31, 2021. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2021.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2021	2020	2019
Hong Kong	3,489	4,235	5,115
Australia	194	58	—

Total	$3,683	$4,293	$5,115

Concentration of supplier

Cost from 1 major supplier accounted for 15% of the Company's total cost of revenues, for the year ended December 31, 2021. No other single supplier accounted for more than 10% of the Company's total cost of revenues, for the year ended December 31, 2021.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2021 and 2020, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2022, the Company had $2.78 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.56 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2021, the Company had $3.48 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.58 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

Total pension expense incurred by the Company from continuing operations was $32, $20 and $21 for the years ended December 31, 2021, 2020 and 2019, respectively. Total pension expense incurred by the Company from discontinued operations was $nil, $4 and $4 for the years ended December 31, 2020, 2019 and 2018, respectively.

Note 25 – Subsequent events

Impact of the COVID-19 pandemic

COVID-19 was first found in December of 2019 and spread rapidly around the world since then. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. Consequently, the COVID-19 outbreak adversely affects our business operations and the Company’s financial condition and operating results for the fiscal year 2021, including, but not limited to material negative impacts on the Company’s total revenues, slower collection of loan receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Company’s long-lived assets and associated goodwill. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results of operations in 2022 will depend on the future developments of the pandemic, including new information concerning the availability of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable.

Civil Lawsuit in Hong Kong

On October 5, 2021, Lok Tze Bong as the sole executor of the will of Chan Chan Isobel L. Leon (the “Plaintiff”) filed a complaint against 11 Hau Fook Street, Vision Lane, and others in the High Court of the Hong Kong Special Administrative Region Court of First Instance. Without seeking any specific amount of damages at this stage, the Plaintiff alleges that the sale and purchase agreement and assignment in respect of the property situated at 3rd Floor, No. 11 Hau Fook Street, Kowloon, Hong Kong (the “Property”) between 11 Hau Fook Street and Vision Lane ought to be set aside on the basis that, inter alia, the transaction amounted to a sale to itself and there was collusion among the defendants, that 11 Hau Fook Street did not take reasonable care to obtain best price for the sale of the Property in 2015 and did not release the balance of the sale proceeds to the Plaintiff or lodge the same into the District Court in accordance with an order for sale of the Property issued by the District Court. We have filed a Defence and Counterclaim on February 4, 2022. However, the action remains at a preliminary stage and is still ongoing. Based on our attorney's opinion, although the outcome of the action is not yet ascertainable, it is not likely to lead to an unfavorable outcome and/or financial loss at this stage.