Form 20-F
period 2022-12-31
Troops, Inc. /Cayman Islands/
filed 2023-05-01
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

The registrant had 101,597,998 ordinary shares issued and outstanding as of April 28, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

Risks Related to Our Business and Industry

●	GFS may be subject to significant fines or other enforcement action if it violates applicable reporting, anti-money laundering, privacy, corporate governance, risk management, or any other applicable requirements.
●	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.
●	GFS may be liable for improper use or appropriation of personal information provided by its customers under the recently promulgated PRC Data Security Law.
●	If GFS is unable to compete effectively, its business, financial condition and results of operations would be materially and adversely affected.
●	If GFS is not able to continue to innovate or if it fails to adapt to changes in its industry, GFS’ business, financial condition and results of operations would be materially and adversely affected.

●	GFS’ failure to manage the significant challenges involved in growing its business and operations could harm it.
●	Failure to maintain or improve GFS’ technology infrastructure could harm its business and prospects.
●	Security breaches and attacks against GFS’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.
●	The successful operation of GFS’ business depends upon the performance, reliability and security of the internet infrastructure in the countries in which it operates.
●	GFS’ platform could be disrupted by network interruptions.
●	GFS’ business is subject to a number of risks that could materially and adversely affect its ability to provide its services.
●	If other third-party service providers in GFS’ platform fail to provide reliable or satisfactory services, GFS’ reputation, business, financial condition and results of operations may be materially and adversely affected.
●	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.
●	We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.
●	We are exposed to the credit risks of our customers and borrowers
●	FAF and Giant Credit Limited are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.
●	FAF and Giant Credit may fail to renew its money lenders license.
●	The businesses of FAF and Giant Credit is affected by fluctuations in interest rates and our credit position.
●	There is intense competition in the money lending industry.
●	An increase to the provision for loan losses will cause the Company’s net income to decrease and net loss to increase.
●	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.
●	FAF and Giant Credit Limited may face regulatory hurdles in the future in connection with its lending business.
●	The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).
●	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.
●	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.
●	GFS has a limited operating history.
●	We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.
●	A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.

●	Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses.
●	We have granted, and may continue to grant, stock options and restricted shares, which may result in increased share-based compensation expenses.
●	The audit reports for prior reporting periods included in our annual reports have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.
●	If we become directly subject to the recent scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to TROOPS, INC..
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, including PRC Governmental control of currency conversion and restriction on our ability to transfer or distribute cash within our organization or to foreign investors could have a material adverse effect on our ability to conduct our business and may affect the value of your investment.
●	Political risks associated with conducting business in Hong Kong.

Risks Related to our Shares

●	We may fail to meet continued listing requirements on the NASDAQ Capital Market.
●	A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.
●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.
●	Techniques employed by short sellers may drive down the market price of the ordinary shares.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.
●	Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	There can be no assurance we will not be a passive foreign investment company, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	As a company incorporated in the Cayman Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this annual report:

●	“Acquisition” means the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;

●	“Apex” or “Apex Flourish Group Limited” means the British Virgin Islands Company that purchased Honesty Holdings Group Limited and SGOCO (Fujian) Electronic Co., Ltd. from TROOPS in 2011 and 2014, in what is referred to, depending on the context, as the “Sale of Honesty Group” and or the “Sale of SGOCO (Fujian)”, respectively;
●	“Apiguru” means Apiguru Pty Ltd., an Australia limited company and wholly owned subsidiary of Giant Financial Services Limited;
●	“Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;
●	“Boca” means Boca International Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International;
●	“CSL” or “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.;
●	“Convertible notes” refer to a series convertible notes we issued between June and September, 2015;
●	“FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane;
●	“Suns Tower” means Suns Tower Limited, was changed name from First Asia Tower Limited in May 6, 2020, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;
●	“Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;
●	“GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of TROOPS;
●	“Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of TROOPS, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;
●	“Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;
●	“PRC” or “China” means the People’s Republic of China;
●	“Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;

●	“Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;
●	“Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;
●	“SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;
●	“SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SGOCO (Fujian) transaction described above;
●	“SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of TROOPS;
●	“SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International;
●	“Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this annual report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market;
●	“Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited;
●	“TROOPS”, “we,” “us,” “our,” “the company,” or “our company” means TROOPS, Inc., a company incorporated under the laws of the Cayman Islands, and, in the context of describing TROOPS, Inc.’s operation and business, its consolidated subsidiaries. TROOPS was previously named SGOCO Group, Ltd, and before that, SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp.;
●	“U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States;
●	“RMB” or “Renminbi” means the legal currency of China;
●	“Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky; and
●	“11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection.

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of our Hong Kong subsidiaries are the Hong Kong Dollar, or HKD. The functional currency of our PRC subsidiaries is the RMB. The functional currencies of our Australia subsidiaries are the Australian Dollar, or AUG. Our consolidated financial statements are presented in United States dollars. In this report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB, HKD or AUG to U.S. Dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

PART I

Trading in our Securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result an exchange may determine to delist our Securities

Our Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting under the HFCA Act to two years, instead of three years. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

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

Since the financial year ended 2018, the Company has not utilized cash generated from one subsidiary to fund another subsidiary’s operations. The cash transfer among the subsidiaries is typically payment for intercompany services or intercompany loans. None of the subsidiaries have ever faced difficulties or limitation on their ability to transfer cash between subsidiaries. As of the date of this report, the Company does not have any cash management policies that dictate the amount of funding among subsidiaries.

As of the date of this report, none of our subsidiaries have ever issued any dividends or distributions to the holding company or their respective shareholders outside of Hong Kong and China.

In the future, cash proceeds raised from overseas financing activities may be transferred by us to our Hong Kong subsidiaries and to Beijing SGOCO should it become an operating subsidiary via capital contribution, as the case may be. Beijing SGOCO is currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements. In the future, should we establish any variable interest entity (“VIE”) through contractual agreements, we intend to distribute earnings or settle amounts owed under the VIE agreements.

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

For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, including PRC Governmental control of currency conversion and restriction on our ability to transfer or distribute cash within our organization or to foreign investors could have a material adverse effect on our ability to conduct our business and may affect the value of your investment.”

PRC Limitation on Overseas Listing and Share Issuances

Currently, we, including our subsidiaries, are not required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate and list on U.S. exchanges or issue securities to foreign investors. If approval is required in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to operate or to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to operate or to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, our operations and ability to continue to list and issue securities to foreign investors may be adversely affected in the future, directly or indirectly, by existing or future laws and regulations relating to our PRC business operations. For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NASDAQ corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on NASDAQ.

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

Consolidated Statement of Income

(In thousands of U.S. Dollars, except share and per share data which are based upon post-split share numbers)

	For the Years Ended December 31,
	2022	2021	2020
REVENUES	3,875	3,683	4,293
COST OF REVENUES	(3,053)	(3,323)	(5,359)
GROSS PROFIT (LOSS)	822	360	(1,066)
General and administrative expenses	(2,189)	(2,744)	(2,617)
Reversal (Allowance) for guarantee	—	—	—
Reversal (Provision) for loan and interest receivable	973	(1,386)	(1,980)
Provision for other receivables	(3)	(93)	(39)
Impairment loss of property, plant and equipment	(139)	—	(970)
Impairment loss of intangible assets	—	(202)	(1,230)
Impairment loss of goodwill	—	(4,740)	(59,440)
Total operating expenses	(1,358)	(9,165)	(66,276)

OPERATING LOSS FROM CONTINUING OPERATIONS	(536)	(8,805)	(67,342)

Interest income	2	—	—
Interest expense	(59)	(103)	(1,020)
Other income, net	191	122	128
Loss from disposal of a subsidiary	—	—	(2)
Gain on change in fair value of warrant derivative liability	—	247	4

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(402)	(8,539)	(68,232)
INCOME TAX BENEFIT	56	126	309
NET LOSS FROM CONTINUING OPERATIONS	(346)	(8,413)	(67,923)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	—	5
NET LOSS	(346)	(8,413)	(67,918)

Loss per share:
Basic	(0.01)	(0.08)	(0.69)
Diluted	(0.01)	(0.08)	(0.69)

Weighted average shares used in calculating loss per share:
Basic	101,597,998	101,563,623	98,110,873
Diluted	101,597,998	101,563,623	98,110,873

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2022	2021	2020

Total assets	69,686	70,346	90,130
Total liabilities	7,482	7,822	19,503
Total equity	62,204	62,524	70,627

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which will take effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

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

As of January 31, 2023, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,407 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2022 and 2021, revenue generated from our investment properties constituted $1.11 million and $1.07 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and annual report.

GFS has a limited operating history.

Our operating subsidiaries, GFS, was acquired by us in January 31, 2020. Our experience and operations in the industries that they respectively operate are relatively limited. As a result, there is limited historical information available upon which you can base your evaluation of our business prospects and future financial performance in such industries. There is no assurance that we can maintain our profitability and growth in the future. The limited financial results on the four subsidiaries should not be used as an indication of our business prospects and our performance in the future. Furthermore, we may encounter significant risks and difficulties frequently experienced by companies with early stage operations, and such risks and difficulties may be heightened in a rapidly developing market such as the fintech service and IT support service and the money lending and property investment markets in Hong Kong. Our future operating results depend upon a number of factors, including our ability to attract users, manage our growth, retain our customers as well as identify and attract new ones and to provide loan products at competitive rates which suit our customers’ needs. If we are unable to successfully address the above issues, we may be unable to operate our business in the manner which we contemplate and generate revenues from such activities in the amounts and within the timeframes which we anticipate. If any of these events were to occur, it would have a material adverse effect on our business, prospects, financial condition, results of operation and cash flow.

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

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

We granted awards such as restricted shares to directors, executive officers, employees. For the years ended December 31, 2022, 2021 and 2020, we recorded $nil, $0.26 million and $0.68 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

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

We conduct substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary with no operations in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

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

We conduct substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary with no operations in China. PRC companies and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

Although we conduct substantial operations through our subsidiaries in Hong Kong, we also have an indirect wholly-owned subsidiary with no operations in China, which may subject us to certain laws and regulations in China. Accordingly, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our business in China.

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

Although we conduct substantial operations through our subsidiaries in Hong Kong, we also have an indirect wholly-owned subsidiary with no operations in China, which may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. As of the date of this registration statement, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

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

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, including PRC Governmental control of currency conversion and restriction on our ability to transfer or distribute cash within our organization or to foreign investors could have a material adverse effect on our ability to conduct our business and may affect the value of your investment.

We are a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Since the financial year ended 2018, the Company has not utilized cash generated from one subsidiary to fund another subsidiary’s operations. The cash transfer among the subsidiaries is typically payment for intercompany services or intercompany loans. None of the subsidiaries have ever faced difficulties or limitation on their ability to transfer cash between subsidiaries. As of the date of this report, the Company does not have any cash management policies that dictate the amount of funding among subsidiaries.

As of the date of this report, none of our subsidiaries have ever issued any dividends or distributions to the holding company or their respective shareholders outside of Hong Kong and China. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our Hong Kong subsidiaries and to Beijing SGOCO should it become an operating subsidiary via capital contribution, as the case may be. Beijing SGOCO is currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements.

In the future, should we establish any variable interest entity (“VIE”) through contractual agreements, we intend to distribute earnings or settle amounts owed under the VIE agreements. In the future should we establish any VIE or direct PRC subsidiary, and the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes or interpretations may result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all our operations.

In order for us to pay dividends to our shareholders, in the future we may rely on payments made by our Hong Kong subsidiaries, as well as to a limited degree on payments made from Beijing SGOCO to SGOCO, and the distribution of such payments to our overseas subsidiary as dividends from SGOCO International. If any of our Hong Kong subsidiaries or Beijing SGOCO incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Shareholders of a Cayman company will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares in the Cayman company and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands. There are no exchange controls in the Cayman Islands. Under the Companies Act, a Cayman company may declare and pay a dividend to shareholders from time to time out of the profits or out of the share premium account, provided that the company shall be able to pay its debts as they fall due in the ordinary course of business.

The PRC government imposes controls on the conversion of Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Certain payments from the Beijing SGOCO to SGOCO International (HK) Limited are subject to PRC taxes, including business taxes and VAT. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business.

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

We cannot assure that a liquid public market for the ordinary shares will develop. If a large, active public market for the ordinary shares does not develop, the market price and liquidity of the ordinary shares may be materially adversely affected. As a result, investors in our securities may experience a significant decrease in the value of the ordinary shares.

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

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, the December 2, 2021 amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

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

Giant Credit holds property, plant and equipment in Hong Kong with a carrying value of $0.52 million as of December 31, 2022.

11 Hau Fook Street Limited holds property, plant and equipment in Hong Kong with a carrying value of $2.51 million as of December 31, 2022.

Suns Tower holds property, plant and equipment in Hong Kong with a carrying value of $44.58 million as of December 31, 2022.

Vision Lane holds property, plant and equipment in Hong Kong with a carrying value of $1.03 million as of December 31, 2022.

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

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd. Apiguru Pty Ltd. is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward.

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

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

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

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2022 and 2021.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2022 and 2021, the Company determined that no allowance was necessary.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2022 and 2021 there was $135 and $132 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2022 and 2021, there was $2,072 and $3,558 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2022	December 31, 2022
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021 and 2020 was as follows:

Amount
Balance at January 1, 2020	$253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

December 31,
Warrants	2020
Market price per share (USD/share)	$1.45
Exercise price (USD/share)	1.00
Risk free rate	0.07%
Dividend yield	—%
Expected term/Contractual life (years)	0.26
Expected volatility	64.06%

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2022, and 2021 and 2020 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Below is the summary presenting the Company’s revenues from continuing operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2022	2021	2020
Revenue by recognition over time	$3,875	$3,683	$4,293

	$3,875	3,683	$4,293

	Year ended December 31,
Revenue by major product line	2022	2021	2020
Interest on loans	$2,451	$1,673	$1,667
Property lease and management	1,106	1,068	1,130
Financial technology solutions and services	318	942	1,496

	$3,875	3,683	$4,293

Contract Balances

For the years ended December 31, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2022 and 2021, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2022, 2021 and 2020:

Rental
receipt in
advance
Balance as of January 1, 2020	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10

The contract liabilities were grouped into other payables and accrued liabilities (note 14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2022, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2022, 2021 and 2020, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2022. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2018 to 2022 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB6.96 and RMB6.38 to $1.00 at December 31, 2022 and 2021, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2022, 2021 and 2020 were RMB6.73, RMB6.45, and RMB6.90 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD 0.68 and AUD 0.73 to $1.00 as of December 31, 2022 and 2021, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2022 , 2021 and 2020 were AUD0. 70, AUD0.75 and AUD0.73 to $1.00, respectively.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2022 and 2021

Revenue

Our sales were $3.88 million for the year ended December 31, 2022, which increased by $0.20 million, or 5.4% from $3.68 million in the year ended December 31, 2021. During the year ended December 31, 2022, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.11 million, compared to income of $1.07 million in 2021. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $2.45 million in 2022, compared to $1.67 million in 2021. We through GFS and Apiguru earned financial technology solutions and services income of $0.32 million in 2022, compared to income of $0.94 million in 2021.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2022	2021
Revenue by recognition over time	$3,875	$3,683

	$3,875	3,683

	Year ended December 31,
Revenue by major product line	2022	2021
Interest on loans	$2,451	$1,673
Property lease and management	1,106	1,068
Financial technology solutions and services	318	942

	$3,875	3,683

Cost of revenues

For the year ended December 31, 2022, cost of revenues decreased by $0.27 million, or 8.1%, to $3.05 million from $3.32 million for the year ended December 31, 2021. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $0.02 million and $0.18 million in 2022 and 2021, respectively.

Gross profit /(loss)

Our gross profit was $0.82 million in 2022, compared to gross profit of $0.36 million in 2021.

General and administrative expenses

General and administrative expenses amounted to approximately $2.19 million for the year ended December 31, 2022, $0.55 million or 20.1% lower than $2.74 million for the previous fiscal year. This decrease was mainly because no share-based compensation and system development fee incurred in 2022 compared to $0.26 million and $0.26 million respectively in 2021.

General and administrative expenses include staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable. Our reversal of provision for loan losses and interest receivable was $1.49 million in 2022, compared to provision for loan losses and interest receivable of $1.39 million in 2021.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $0.14 million in 2022, compared to $nil in 2021, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Impairment of intangible assets

Impairment of intangible assets was $nil in 2022, compared to $0.20 million in 2021, primarily attributable to the impairment related to the Trademarks of GFS as the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations, and impairment was resulted from the excess of the carrying amounts of these intangible assets over the fair value of the assets.

Impairment of goodwill

Our impairment of goodwill was $nil in 2022, compared to $4.74 million in 2021, primarily attributable to the impairment related to GFS and Apiguru as the financial performance of the financial performance of the financial technology solutions and services reporting unit continued to fall below our original expectations.

Gain on change in fair value of warrant derivative liability

The change in fair value of warrant derivative liability was $nil in 2022, compared to the gain of $0.25 million in 2021. The gain in 2021 was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income tax benefit was $0.06 million in the fiscal year of 2022, an decrease of $0.07 million, from income tax benefit of $0.13 million for fiscal year of 2021. Income tax benefit in 2022 was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities in 2022 and 2021 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%.

Profit and loss from discontinued operations, net of income tax

No discounted operation was classified in 2022 and 2021 as management do not have plan on disposing any subsidiary in the foreseeable future.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2022 was $0.35 million, as compared to $8.41 million for 2021.

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

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2022, we held $2.95 million in cash and cash equivalents and had working capital of $9.35 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

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

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the Years Ended December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities, continuing operations	$(368)	$12,291	$21,639
Net cash provided by (used in) operating activities, discontinued operations	—	—	214
Net cash used in investing activities, continuing operations	(156)	(5,594)	(27,170)
Net cash used in investing activities, discontinued operations	—	—	(247)
Net cash (used in) provided by financing activities, continuing operations	—	(6,241)	3,431
Net cash provided by financing activities, discontinued operations	—	—	—
Effect of exchange rate on cash	(6)	(4)	—
INCREASE (DECREASE) IN CASH	(530)	452	(2,133)

Operating Activities

Net cash used in operating activities from continuing operations was $0.37 million for the year ended December 31, 2022, the decrease in cash was primarily as a result of (i) net loss from continuing operations of $0.35 million, and (ii) change in loans receivable of $0.94 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in other payables and accrued liabilities of $0.35 million; The decrease was partially offset by (i) increase in customer deposit of $0.09 million, (ii) increase in others receivables, prepayments and interest receivables of $0.07 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.14 million, and (iv) change in tax payable of $0.22 million.

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

Investing Activities

Net cash used in investing activities from continuing operations was $0.16 million for the year ended December 31, 2022, primarily as a result of purchase of property and equipment.

Net cash used in investing activities from continuing operations was $5.59 million for the year ended December 31, 2021, primarily as a result of settlement of a promissory note of $5.19 million.

Net cash used in investing activities from continuing operations was $27.17 million for the year ended December 31, 2020, primarily as a result of (i) settlement of a promissory note and deposit paid for acquisition of TROOPS, Inc. of $28.25 million; the decrease was partially offset by cash received of $1.01 million from disposal of BOCA.

Financing Activities

Net cash used in financing activities from continuing operations was $nil for the year ended December 31, 2022.

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

As of December 31, 2022, we had cash of $2.95 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2022, we had the following debts: (i) the liability component of the 2018 Convertible Note of $0.09 million; and (ii) advances from other party and unrelated parties totaled $0.41 million (Refer to Note 14 to the financial statements).

Related Party Transactions

During the fiscal year, we did not enter into any transactions with our directors and persons who own more than five percent of our common stock, or with their relatives and entities they control.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2022, and their maturity profile:

	Payment Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Advances from unrelated parties	$409,414	$409,414	$—	$—	$—
Convertible notes – future interest payment	4,582	4,582	—	—	—
Total	$413,996	$413,996	$—	$—	$—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position
Raleigh Siu Lau	70	Chief Executive Officer and President
Tommy Wing Ling Lui	47	Chief Technology Officer
Chung Hang Lui	30	Chief Financial Officer
Tony Zhong	39	Vice President of Finance
Damian Thurnheer	45	Director
Jason Che Wai Au(1)(2)(3)	43	Independent Director
Yong Li Huang (2)(3)	37	Independent Director
Wood Shing Kei Sze(1)(2)	43	Independent Director
Wang Tai Dominic Li(1)(3)	39	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

Raleigh Siu Lau has been our Chief Executive Officer and President since June 8, 2018. From May 1976 to December 2015, Mr. Lau served as Senior Manager at Chong Hing Bank Limited (“Chong Hing Bank”) (formerly known as Liu Chong Hing Bank Limited), a well-known banking corporation in Hong Kong. During Mr. Lau’s time with Chong Hing Bank, he played a critical role reforming the bank’s cyber security systems, information and financial technology, risk management systems, sustainable development and business operation models. Mr. Lau obtained a Bachelor of Science degree in Business Administration from the State University of New York in 1975.

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

Damian Thurnheer has been our Director since December 1, 2021. In May 2019, Mr. Thurnheer founded an API consulting company, Apiguru Pty Ltd., and serves as a director since then. Apiguru Pty Ltd. Is currently a wholly-owned subsidiary of TROOPS, Inc.. From July 2019 to June 2021, Apiguru Pty Ltd. is engaged by Google as the API advisor. It assists its enterprise customers to build and scale their digital products and platforms globally through APIs. From April 2018 to October 2018, Mr. Thurnheer worked for Google in Australia. From May 2015 to December 2017, Mr. Thurnheer worked as API Platform Delivery Lead and Product Owner for Macquarie Bank in Australia, one of the largest international investment banks. Mr. Thurnheer enabled the bank to provide its customers with a highly personalized digital banking experience and empower them to manage their data usage. From April 2006 to March 2015, Mr. Thurnheer worked for Swisscom, the largest telecommunication service provider in Switzerland. He led the Application Programming Interface (API) project which helped Swisscom saving millions of dollars by improving efficiencies and generating millions of dollars in new revenue. Mr. Thurnheer holds a Bachelor’s Degree in Economic Computer Science in ODEC Swiss Association of Graduates of Colleges of Higher Education.

Yong Li Huang has been our Director since September 15, 2022. Ms. Huang has over 12 years’ experience in the financial industry. In 2019, Ms. Huang was employed by Dongguan Meiyin Technology Co., Ltd and in control of the development of a new financial system. From 2015 to 2019, she served as Branch Operation Director in Jupai Holdings Limited (OTCMKTS: JPYY) which is a well-known wealth and asset management company in China. She worked in Agricultural Bank of China from 2009 to 2015 and she was responsible for corporate credit analysis. Ms. Huang obtained a Bachelor’s degree in Administration from Nanjing University in 2009.

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

For the year ended December 31, 2022, the aggregate cash compensation paid to our executive officers was approximately $0.27 million.

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

Equity Incentive Plan

2016 Omnibus Equity Plan

On July 13, 2016, the Board unanimously adopted the TROOPS 2016 Omnibus Equity Plan (the “2016 Plan”) which provides up to 2,500,000 ordinary shares that may be issued pursuant to awards granted under the Plan. On August 10, 2016, the 2016 Plan was approved by the shareholders of the Company at the annual shareholders meeting of the Company.

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

Compensation Committee. Our compensation committee consists of Mr. Wood Shing Kei Sze, Mr. Jason Che Wai Au and Ms. Yong Li Huang. Mr. Jason Che Wai Au is the chairperson of our compensation committee. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Ms. Yong Li Huang, Mr. Jason Che Wai Au and Mr. Wang Tai Dominic Li. Mr. Wang Tai Dominic Li is the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

D. Employees.

As of December 31, 2022, we had 19 full-time employees, all of which are management and administrative staff members. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership.

The following tables sets forth information, as of April 28, 2023, regarding the beneficial ownership of our ordinary shares by:

●	each person known to us to beneficially own more than 5% of our ordinary shares;
●	each of our officers and directors; and
●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below will have sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws.

The calculations in the table below are based on 101,597,998 ordinary shares issued and outstanding as of May 5, 2022.

	Number	Percent
Directors and Executive Officers:
Raleigh Siu Lau	1,000,000	* %
Tommy Wing Ling Lui	500,000	*
Chung Hang Lui	—	*
Yong Li Huang	—	* %
Jason Che Wai Au	—	*
Wang Tai Dominic Li	70,000	*
Wood Shing Kei Sze	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (8 persons)	2,129,581	2.1%

5% Shareholders:
Prime Ocean Holdings Limited (1)	29,000,000	28.7%
Leung Iris Chi Yu	23,132,500	22.8%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

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

Civil Lawsuits in Hong Kong

HCA 938 of 2022

On August 9, 2022, certain subsidiaries of TROOPS, Inc. (the “Company”), including First Asia Finance Limited, SGOCO International (HK) Limited, and Suns Tower Limited (the “Subsidiaries”) were included amongst other Defendants and served with a writ of summons in Hong Kong (HCA 938 of 2022) and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company, the Subsidiaries, and Giant Connection Limited, a wholly-owned subsidiary of the Company, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts.

On January 26, 2023, counsel for the Company and the Subsidiaries received a statement of claim under the above proceedings, whereby the Plaintiffs’ alleged claims included unlawful means conspiracy and other claims. The Plaintiffs sought relief including damages and equitable compensation, amongst others.

On August 26, 2022, the Company applied for a discharge of the injunction, and a hearing date has been set for May 4, 2023. The Company is also preparing an application for a security for costs, and as of the date of this report, no hearing date has been set. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

HCA 1520 of 2021

On October 5, 2021, Lok Tze Bong as the sole executor of the will of Chan Chan Isobel L. Leon (the “Plaintiff”) filed a complaint against 11 Hau Fook Street Limited, Vision Lane Limited, and others in the High Court of the Hong Kong Special Administrative Region Court of First Instance. Without seeking any specific amount of damages at this stage, the Plaintiff alleges that the sale and purchase agreement and assignment in respect of the property situated at 3rd Floor, No. 11 Hau Fook Street, Kowloon, Hong Kong (the “Property”) between 11 Hau Fook Street Limited and Vision Lane Limited ought to be set aside on the basis that, inter alia, the transaction amounted to a sale to itself and there was collusion among the defendants, that 11 Hau Fook Street Limited did not take reasonable care to obtain best price for the sale of the Property in 2015 and did not release the balance of the sale proceeds to the Plaintiff or lodge the same into the District Court in accordance with an order for sale of the Property issued by the District Court. We have filed a Defence and Counterclaim on February 4, 2022. On 3 October 2022, the Plaintiff filed a Notice of Discontinuance whereby the action against the defendants was wholly discontinued with no order as to costs.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2022, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2022 and 2021.

In addition, our actual PFIC status for our 2022 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our status as a PFIC for our current taxable year or any future taxable year.

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

The reversal of provision for loan losses of $0.97 million, provision for loan losses of $1.39 million and $1.98 million was recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2022, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans receivable from the money lending business in a total amount of HKD97,888,522 (“Principal”) and HKD28,613 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2022	2021
Balance as of January 1	$3,558	$2,172
Provisions for doubtful accounts
Personal loans	1	450
Corporate loans	1	1,428
Write offs	(513)	—
Recoveries of amounts previously charged off	(975)	(492)
Changes due to foreign exchange	—	—
Balance as of December 31	2,072	3,558

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2022	2021
Balance as of January 1	$132	$39
Provisions for doubtful accounts	3	93
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	135	132

As of December 31, 2022, the loans receivable due from 4 customers accounted for 11%, 14%, 20% and 23% of total loan receivable. As of December 31, 2022, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

As of December 31, 2021, the loans receivable due from 4 customers accounted for 11%, 15%, 21% and 26% of total loan receivable. As of December 31, 2021, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 18% and 13% of the Company’s total revenues, for the year ended December 31, 2022. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2022.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2022	2021	2020
Hong Kong	3,595	3,489	4,235
Australia	278	194	58

Total	$3,873	$3,683	$4,293

Concentration of supplier

Cost from 1 major supplier accounted for 14% of the Company’s total cost of revenues, for the year ended December 31, 2022. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2022.

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2021. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2021.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2022 and 2021, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2023, the Company had $3.18 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.13 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2022, the Company had $2.95 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.23 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO, Raleigh Siu Lau and Chief Financial Officer, Mr. Chung Hang Lui, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

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

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2022 and 2021.

	2022	2021
Audit Fee	$244,000	$255,000
Audit-Related Fees	—	—
Tax fees	—	—
Total	$244,000	$255,000

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 7, 2022, the Board of Directors of TROOPS, Inc. approved the dismissal of Yu Certified Public Accountant, P.C (“Yu CPA”) as the Company’s independent registered public accounting firm, effective immediately.

Yu CPA’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Yu CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Yu CPA’s satisfaction, would have caused Yu CPA to make reference to the subject matter of the disagreements in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s years ended December 31, 2020 and 2021 and through September 7, 2022, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided Yu CPA with a copy of the foregoing disclosures and has requested that Yu CPA review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Yu CPA’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On September 7, 2022, the audit committee of the board of directors of TROOPS, Inc. approved the appointment of WWC, P.C. as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2022.

During the two fiscal years ended December 31, 2020 and 2021 and through September 7, 2022, neither the Company nor anyone on its behalf consulted WWC, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that WWC, P.C. concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

On March 3, 2023, the Board of Directors of TROOPS, Inc. has approved the dismissal of WWC, P.C. as the Company’s independent registered public accounting firm.

During the period that began when the WWC, P.C. was retained and through March 3, 2023, there was no disagreement between the Company and the WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the WWC, P.C., would have caused it to make reference to the subject matter of such disagreement in connection with its audit report on such financial statements.

The Company has provided WWC, P.C. with a copy of the foregoing disclosures and has requested that WWC, P.C. review such disclosures and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 16.1 is a copy of WWC, P.C.’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On March 3, 2023, the audit committee of the board of directors of TROOPS, Inc. approved the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2022.

During the two fiscal years ended December 31, 2021 and 2022 and through March 3, 2023, neither the Company nor anyone on its behalf consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

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

8.1*	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Form 20-F (file no. 001-35016) filed July 7, 2021)

11.1	TROOPS, Inc.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant, P.C.

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

TROOPS, Inc

Date: May 1, 2023	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TROOPS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of TROOPS, Inc. (previously referred as “SGOCO Group, Ltd.”) and its subsidiaries (collectively referred as the “Company”) as of December 31, 2022, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

F-1

Allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary

As described in Note 5 and Notes 23 in the financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Company have estimated the reversal of provision for loan losses of $0.97 million and an allowance accrued for CECL of $0.003 million on the accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary for the year ended December 31, 2022, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Company.

We have identified allowance for CECL on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary, as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Company’s financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (1) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (2) evaluating the competence, capabilities and objectivity of the professionals engaged by the Company; (3) independently evaluating the appropriateness of the valuation model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists engaged by the Company; (4) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (5) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables and other receivable accounts; and (6) performing credit review with both individual and corporation borrowers of significant loan receivables, to assess the borrowers’ capability and willing to repay the debt.

Impairment of Property, Plant and Equipment

As described in Note 8 to the financial statements, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $0.14 million during the year ended December 31, 2022.

The principal consideration for our determination that auditing impairment of property, plant and equipment is a critical audit matter is due to the degree of complexity and judgment used by management in developing the fair value measurement, which led to a high degree of audit judgment and subjectivity and significant effort in performing procedures relating to fair value measurement.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included (1) performing site visit to check to the condition of property, plant and equipment; (2) obtaining an understanding and assessing management’s method for developing the impairment of property, plant and equipment; (2) evaluating the competence, capabilities and objectivity of the professionals engaged by the Company; (3) independently evaluating the appropriateness of the valuation model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists engaged by the Company; and (4) testing the completeness and accuracy of the underlying data used by the third party valuation specialists engaged by the Company.

F-2

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

May 1, 2023

PCAOB ID Number 3487

F-3

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

New York, New York
May 10, 2022

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(In thousands of U.S. dollars except share and per share data)

	2022	2021

ASSETS
CURRENT ASSETS
Cash	$2,950	$3,480
Accounts receivable, net	—	8
Loans receivable, net of provision for loan losses of $619 and $2,086, respectively	8,380	2,446
Interest receivable	4	52
Other receivables, prepayments and deposits, net of provision for credit losses of $3 and $5, respectively	205	222
Total current assets	11,539	6,208

NON-CURRENT ASSETS
Deposits for acquisition of a subsidiary, net of provision for credit losses of $131 and $127, respectively	4,869	4,873
Plant and equipment, net	48,655	50,590
Operating lease right-of-use assets, net	26	39
Intangible assets, net	42	61
Long-term loans receivable, net of $1,453 and $1,472 provision for loan losses	4,170	8,190
Goodwill	385	385
Total non-current assets	58,147	64,138

Total assets	$69,686	$70,346

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	$1,260	$1,609
Operating lease liability, current	22	39
Customer deposits	88	—
Taxes payable	721	504
Convertible notes - current	94	38
Total current liabilities	2,185	2,190

LONG-TERM LIABILITIES
Operating lease liability, non-current	4	—
Convertible notes – non-current	—	87
Non-current Deferred tax liabilities	5,293	5,545
Total non-current liabilities	5,297	5,632
Total liabilities	7,482	7,822

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 and 101,597,998 issued and outstanding as of December 31, 2022 and 2021, respectively	406	406
Additional paid-in-capital	135,674	135,643
Retained earnings (deficit)	(73,879)	(73,533)
Accumulated other comprehensive income	3	8
Total TROOPS, Inc. shareholders’ equity	62,204	62,524
Total liabilities and shareholders’ equity	$69,686	$70,346

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of U.S. dollars except share and per share data)

	2022	2021	2020
REVENUES	$3,875	$3,683	$4,293
COST OF REVENUES	3,053	3,323	5,359
GROSS PROFIT (LOSS)	822	360	(1,066)
OPERATING EXPENSES:
General and administrative expenses	2,189	2,744	2,617
Impairment (reversal) loss of loan and interest receivable	(973)	1,386	1,980
Impairment loss of other receivables, prepayments and deposits	3	93	39
Impairment loss of intangible assets	—	202	1,230
Impairment loss of property, plant and equipment	139	—	970
Impairment loss of goodwill	—	4,740	59,440
Total operating expenses	1,358	9,165	66,276

OPERATING LOSS FROM CONTINUING OPERATIONS	(536)	(8,805)	(67,342)

OTHER INCOME (EXPENSES):
Interest income	2	—	—
Interest expense	(59)	(103)	(1,020)
Other income (expense), net	191	122	128
Loss from disposal of a subsidiary	—	—	(2)
Gain on change in fair value of warrant derivative liability	—	247	4
Total other income (expenses), net	134	266	(890)

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(402)	(8,539)	(68,232)
INCOME TAX BENEFIT	56	126	309

NET LOSS FROM CONTINUING OPERATIONS	$(346)	$(8,413)	$(67,923)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	—	5

NET LOSS	$(346)	$(8,413)	$(67,918)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(5)	13	4
Realization of foreign currency translation loss relating to disposal of a subsidiary	—	—	1

COMPREHENSIVE LOSS	$(351)	$(8,400)	$(67,913)

LOSS PER SHARE:
Basic	$(0.01)	$(0.08)	$(0.69)
Diluted	$(0.01)	$(0.08)	$(0.69)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998	101,563,623	98,110,873
Diluted	101,597,998	101,563,623	98,110,873

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of U.S. dollars except share data)

					Accumulated
	Ordinary shares		Additional		Other	Non-
	Number of		Paid-in	Retained	Comprehensive	controlling
	shares	Amount	Capital	Earnings	(Loss) Income	Interests	Total
BALANCE, January 1, 2020	80,026,647	$320	$116,943	$2,316	$(10)	$196	$119,765
Shares issued for equity compensation plan	80,000	1	679	—	—	—	680
Equity component of the 2018 Notes	—	—	31	—	—	—	31
Shares issued on acquisition of subsidiaries	16,551,581	66	14,595				14,661
Shares issued on financing	4,500,000	18	3,582				3,600
Realization of foreign currency translation loss relating to disposal of a subsidiary	—	—	—	(1)	1	—	—
Disposal of interest in a subsidiary	—	—	(483)	483	—	(196)	(196)
Net loss	—	—	—	(67,918)	—	—	(67,918)
Foreign currency translation adjustment	—	—	—	—	4	—	4
BALANCE, December 31, 2020	101,158,228	$405	$135,347	$(65,120)	$(5)	$—	$70,627
Shares issued for equity compensation plan	—	1	262	—	—	—	263
Equity component of the 2018 Notes	—	—	34	—	—	—	34
Shares issued on exercise of warrants	439,770	—	—	—	—	—	—
Net loss	—	—	—	(8,413)	—	—	(8,413)
Foreign currency translation adjustment	—	—	—	—	13	—	13
BALANCE, December 31, 2021	101,597,998	$406	$135,643	$(73,533)	$8	$—	$62,524
Equity component of the 2018 Notes	—	—	31	—	—	—	31
Net loss	—	—	—	(346)	—	—	(346)
Foreign currency translation adjustment	—	—	—	—	(5)	—	(5)
BALANCE, December 31, 2022	101,597,998	$406	$135,674	$(73,879)	$3	$—	$62,204

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of U.S. dollars)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(346)	$(8,413)	$(67,923)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,970	2,134	4,799
Impairment loss of goodwill	—	4,740	59,440
Impairment loss of property, plant and equipment	139	—	970
Impairment loss of intangible assets	—	202	1,230
Deferred income taxes	(252)	(314)	(1,048)
Impairment loss of loan and interest receivables	(973)	1,386	1,980
Impairment loss of other receivables, prepayments and deposits	3	93	39
Gain on change in fair value of warrant derivative liability	—	(247)	(4)
Share-based compensation expenses	—	261	680
Gain on disposal of a subsidiary	—	—	2
Change in operating assets and liabilities
Accounts receivable	8	—	4
Loans receivable	(941)	11,695	15,482
Other receivables and prepayments	24	10	6,343
Interest receivable	48	234	1,056
Change in operating lease liabilities	—	—	(2)
Customer deposits	88	—	—
Other payables and accrued liabilities	(353)	663	(986)
Taxes payable	217	(153)	(423)

Net cash provided by continuing operations	(368)	12,291	21,639
Net cash provided by (used in) by discontinued operations	—	—	214
Net cash provided by operating activities	(368)	12,291	21,853

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(156)	(402)	(118)
Proceeds from acquisition of a subsidiary	—	—	1,009
Proceeds from disposal of a subsidiary	—	—	187
Settlement of a promissory note for acquisition of a subsidiary	—	(5,192)	(23,282)
Deposits paid for acquisition of subsidiaries	—	—	(4,966)
Net cash used in continuing operations	(156)	(5,594)	(27,170)
Net cash used in discontinued operations	—	—	(247)
Net cash used in investing activities	(156)	(5,594)	(27,417)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank borrowings	—	(6,241)	(169)
Proceeds from shares issuance	—	—	3,600

Net cash (used in) provided by continuing operations	—	(6,241)	3,431
Net cash provided by discontinued operations	—	—	—
Net cash (used in) provided by financing activities	—	(6,241)	3,431

EFFECT OF EXCHANGE RATE ON CASH	(6)	(4)	—

INCREASE (DECREASE) IN CASH	(530)	452	(2,133)

Cash and cash equivalent, beginning of year	3,480	3,028	5,161

Cash and cash equivalent, end of year	$2,950	$3,480	$3,028

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$—	$3	$206
Cash paid for income taxes	—	342	1,163

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for acquisition of subsidiaries	—	—	14,661
Cancellation of 2018 Notes (Notes 3 and 13)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2022:

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2022 and 2021.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2022 and 2021, the Company determined that no allowance was necessary.

Other receivables , prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2022 and 2021 there was $135 and $132 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2022 and 2021, there was $2,072 and $3,558 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2022	December 31, 2022
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021 and 2020 was as follows:

Amount
Balance at January 1, 2020	$253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2020
Market price per share (USD/share)	$1.45
Exercise price (USD/share)	1.00
Risk free rate	0.07%
Dividend yield	—%
Expected term/Contractual life (years)	0.26
Expected volatility	64.06%

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2022, and 2021 and 2020 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Below is the summary presenting the Company’s revenues from continuing operation disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2022	2021	2020
Revenue by recognition over time	$3,875	$3,683	$4,293

	$3,875	3,683	$4,293

	Year ended December 31,
Revenue by major product line	2022	2021	2020

Interest on loans	$2,451	$1,673	$1,667
Property lease and management	1,106	1,068	1,130
Financial technology solutions and services	318	942	1,496

	$3,875	3,683	$4,293

Contract Balances

For the years ended December 31, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2022 and 2021, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2022, 2021 and 2020:

Rental receipt in advance
Balance as of January 1, 2020	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10

The contract liabilities were grouped into other payables and accrued liabilities (note 14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2022, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2022, 2021 and 2020, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2022. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2018 to 2022 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB6.96 and RMB6.38 to $1.00 at December 31, 2022 and 2021, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2022, 2021 and 2020 were RMB6.73, RMB6.45, and RMB6.90 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD 0.68 and AUD 0.73 to $1.00 as of December 31, 2022 and 2021, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2022, 2021 and 2020 were AUD0.70, AUD0.75 and AUD0.73 to $1.00, respectively.

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

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company evaluated the impact of ASU 2019 on its consolidated financial statements for the year ended December 31, 2022 (note 23).

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

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

For eight months ended
August 31,
2020
Revenues	$812
Cost of revenues	(523)
Operating expenses	(363)
Other expenses	—
Loss before provision for income taxes	(74)
Income tax credit	79
Gain (Loss) from discontinued operations, net of income taxes	5

The following table summarizes the net assets of Boca at the date of disposal:

Date of disposal
of 51% equity
interest in Boca
(August 31, 2020)
Cash	$2
Accounts receivable	186
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Plant and equipment, net	2,837
Intangible assets, net	2,063
Long-live asset subtotal	4,900

Other payables and accrued liabilities	(4,235)
Operating lease liabilities	(97)
Deferred tax liabilities	(516)
Net assets of Boca upon disposal	372
51%
Interests in net assets of Boca being disposed of	189
Consideration	187
Loss on disposal of subsidiary	(2)

Note 4 – Accounts receivable, net

Accounts receivable as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021

Accounts receivable	$—	$8
Allowance for doubtful accounts	—	—
	$—	$8

As of December 31, 2022 and 2021, no allowance for doubtful accounts has been established as management believes that amounts outstanding are fully collectible. During the years ended December 31, 2022 and 2021, the Company did not have any bad debt expense or account write offs.

Note 5- Loans receivable, net

The annualized interest rates on loans issued ranged between 5% and 42% for the year ended December 31, 2022, and ranged between 5% and 54% for the year ended December 31, 2021.

Loans receivable consisted of the following:

	December 31,
	2022	2021
Loans receivable, gross
Personal loans	$7,622	$8,027
Corporate loans	7,000	6,167
Subtotal	14,622	14,194
Provision for loan losses	(2,072)	(3,558)
Total loans receivable, net	$12,550	$10,636
Less: classified as non-current loans receivable, net	(4,170)	(8,190)
Total current loans receivable, net	$8,380	$2,446

The following is a maturity analysis of the Company’s loans receivable, net as of December 31, 2022:

For the year ending December 31,	Amount
2023	$8,380
2024	4,165
2025 and thereafter	5
Total loans	12,550

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2022 and 2021, the Company had 14 and 18 personal loan customers, and 4 and 3 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the years ended December 31, 2022, a reversal of 973 was recognized to the consolidated statement of comprehensive loss. For the years ended 2021 and 2020, a provision of $1,386 and $1,980 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

The following table represents the aging of loans receivable, net as of December 31, 2022 and 2021:

	December 31,
	2022	2021
1‑89 days past due	$1	$—
90‑179 days past due	—	1
180‑365 days past due	—	1
Over 1 year past due *	—	415
Total past due	$1	$417
Loans without overdue	12,449	10,219
Total loans, net	$12,550	$10,636

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

As of December 31, 2022, the Company had loans receivable of $1,154 as aging over 1 year past due. A provision of $1,153 was charged to aging over 1 year past due for the year ended December 31, 2022. Increase in provision was mainly due to most of loans were unsecured loans.

As of December 31, 2021, the Company had loans receivable of $423 as aging over 1 year past due. A provision of $8 was charged to aging over 1 year past due for the year ended December 31, 2021. Decrease in provision was mainly due to the loans were sufficiently secured by real estate.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Installment loans to individuals	$421	$15
Real estate backed loan	6,419	6,221
Securities backed loan	3,035	1,617
Commercial loans	2,675	2,783
Total loans, net	$12,550	$10,636

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

Note 6- Other receivables, prepayments and deposits

Other receivables, prepayments and deposits as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021

Utility deposits	$12	$10
Other receivables	77	47
Other prepayments	116	165
Other receivables, prepayments and deposits, net	$205	$222

For the years ended December 31, 2022 , 2021 and 2020, a provision of $3, $5 and $5 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

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

(h)	Deposit paid for acquisition of TROOPS InsurTech, Inc.

On November 11, 2020, the Company signed a letter of intent to acquire all of the issued share capital of TROOPS InsurTech, Inc. (“TROOPS InsurTech”), a company incorporated in the British Virgin Islands which provides innovative solutions to the insurance industry by leveraging artificial intelligence, big data and blockchain technology, machine learning and SaaS. Through both online (mobile application and web-based) and offline platforms, TROOPS InsurTech seeks to provide (i) customized SaaS and workplace solutions to insurance brokers, (ii) blockchain alliance and data analytics services for insurance product design, clients' needs assessment, market analysis and risk management, (iii) insurance professionals training, recruitment and matching, and (iv) insurance policy management and service matching solutions to agents and clients to enhance customer experience. On November 13, 2020, a refundable deposit of $5 million was paid to the owner of the shares in TROOPS InsurTech. Acquisition of TROOPS InsurTech is still in progress. The deposit shall be refundable upon demand by the Company if the Company is not satisfied with the results of the due diligence review or the acqusition is not completed on or before the mutually agreed date.

Note 8 –Property, plant and equipment

Property, plant and equipment consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Leasehold land and buildings*	$59,065	$58,927
Leasehold improvements	18	17
Machinery and equipment	17	14
Vehicles and office equipment	371	261
Total	59,471	59,219
Impairment	(1,554)	(1,415)
Less: accumulated depreciation	(9,262)	(7,214)
Plant and equipment, net	$48,655	$50,590

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

Depreciation expense from continuing operations was $1,952, $1,953 and $2,099 for the years ended December 31, 2022, 2021 and 2020, respectively. Depreciation expense from discontinued operations was $nil, $nil and $209 for the years ended December 31, 2022, 2021 and 2020, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2022, 2021 and 2020, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses from continuing operations of approximately $139, $nil and $970, respectively.

Note 9 – Intangible assets, net

Intangible assets, net, as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021

Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Computer Software	37	42
Accumulated amortization	(2,898)	(2,883)
Impairment	(1,432)	(1,432)
Exchange difference	(1)	(2)
Intangible assets, net	$42	$61

Amortization expenses of intangible assets from continuing operations were $18, $181 and $2,702 for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization expenses of intangible assets from discontinued operations were $nil, $nil and $314 for the years ended December 31, 2022, 2021 and 2020, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. Impairment on intangible assets from continuing operations were $nil, $202 and $1,230 for the years ended December 31, 2022, 2021 and 2020, respectively. There were no impairment on intangible assets from discontinued operations for the years ended December 31, 2022, 2021 and 2020, respectively

As of December 31, 2022, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2028 and
	2023	2024	2025	2026	2027	thereafter
	$	$	$	$	$	$
Amortization expenses	13	5	5	5	5	9

Note 10 – Goodwill

The movement of the goodwill for the years ended December 31, 2022, 2021 and 2020 is as follows:

Balance as of January 1, 2020	$3,906
Acquisition of GFS	60,103
Acquisition of Apiguru	539
Impairment of goodwill in relation to GCL, Vision Lane and FAF	(3,906)
Impairment of goodwill in relation to GFS	(55,535)
Balance as of December 31, 2020	5,107
Impairment of goodwill in relation to GFS and Apiguru	(4,740)
Exchange difference	18
Balance as of December 31, 2021	385
Impairment of goodwill	—
Balance as of December 31, 2022	$385

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2022, the Company performed testing on reporting unit of financial technology solutions and service.

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

In 2022, 2021 and 2020, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of money lending reporting unit, financial technology solutions and services reporting unit and the green energy products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

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

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $20.56 million being recorded for the years ended December 31, 2019, from discontinued operations. The Company did not perform the impairment test for the green energy products and services reporting unit in 2022 and 2021 since the unit had been disposed.

The result of step one impairment test for the money lending reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil and $3.91 million being recorded for the years ended December 31, 2021 and 2020, respectively, from continuing operations. The Company did not perform the impairment test for the money lending reporting unit in 2022 since goodwill was fully written off in 2020.

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $4.74 million and $55.53 million , being recorded for the years ended December 31, 2022, 2021 and 2020, respectively, from continuing operations.

Note 11 - Bank loan

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

The amount of $nil, $247 and $4 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the years ended December 31, 2021 and 2020:

			Weighted
			Average
		Average	Remaining
	Number of	Exercise	Contractual
	Warrants	Price	Term in Years

Outstanding at January 1, 2020	817,489	1.00	1.26
Exercisable at January 1, 2020	817,489	$1.00	—
Granted	—	—	—
Exercised	(298,914)	1.00	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at December 31, 2020	518,575	$1.00	0.26
Exercisable at January 1, 2021	518,575	$1.00
Granted	—	—	—
Exercised	(518,575)	$1.00	—
Surrendered	—	—	—
Outstanding at December 31, 2021	—	—	—

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

Note 14 – Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2022 and 2021 consisted of the following:

		December 31,
	Note	2022	2021
Accrued professional fees		$308	$234
Accrued staff costs and staff benefits		49	35
Rental deposits from tenants		205	191
Rental receipt in advance		10	7
Interest receipt in advance		—	5
Advances from unrelated parties	*	409	448
Others		279	689
		$1,260	$1,609

*  The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 15 - Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2022 and 2021.

Issuance of capital stock

2022

None.

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

Note 16 - Income taxes

	Year ended December 31,
	2022	2021	2020

Income tax expenses	$(195)	$(188)	$(741)
Deferred income tax benefit	251	314	1,050
	$56	$126	$309

Income is subject to tax in the various countries in which the Company operates.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the years ended December 31, 2020. SGO has been deregistered in 2020.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2022, 2021 and 2020. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2022, 2021 and 2020.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2022, 2021 and 2020, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2022, 2021 and 2020. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2022 were $nil (December 31, 2021: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	4.1	13.6	16.0
Australia income taxes	(0.6)	1.1	—
Impact of tax rate in other jurisdictions	(1.3)	(6.4)	(5.0)
Impact of tax reduction of Hong Kong profits tax	0.1	—	—
Tax effect of non-deductible expenses	(0.4)	(7.9)	(10.4)
Valuation allowance	4.2	0.4	(0.1)
Under provision in respect of prior years	(1.6)	(2.2)	(0.7)
Other (a)	0.1	2.9	0.6
Effective income taxes	4.6%	1.5%	0.4%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2022, 2021 and 2020 except for (i) losses incurred by TROOPS of approximately $970, $1,156 and $1,870, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021
Deferred income tax assets:
Net operating loss carry-forward	$531	$647
Less: Valuation allowance	(531)	(647)
	$—	$—

Deferred tax liabilities
Intangible assets	$8	$12
Property, plant and equipment	5,273	5,521
Interest income	12	12
	$5,293	$5,545

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entity, HK entities and Australia entity.

The net tax loss of the PRC entity, Hong Kong entities and Australia entity of $917 and $3,131 as of December 31, 2022 and 2021, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 17 - Related party transactions

During the fiscal year, we did not enter into any transactions with our directors and persons who own more than five percent of our common stock, or with their relatives and entities they control.

Note 18 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2022	2021	2020
Net loss attributable to ordinary shareholders of TROOPS
— continuing operations	$(346)	$(8,413)	$(67,923)
— discontinued operations	—	—	5
	$(346)	$(8,413)	$(67,918)

Weighted average shares used in calculating loss per share – basic and diluted	101,597,998	101,563,623	98,110,873

Loss from continuing operations per share – basic and diluted	$(0.01)	$(0.08)	$(0.69)
Loss from discontinued operations per share – basic and diluted	$(0.00)	$(0.00)	$(0.00)
Net loss per share – basic and diluted	$(0.01)	$(0.08)	$(0.69)

As of December 31, 2022, 2021 and 2020, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

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

		Green	VR
		energy	products		Property	Financial
	LCD/	products	and	Money	lease	technology	Corporate
For the year ended	LED	and services	services	lending	and	solutions	unallocated
December 31, 2022	products	(discontinued)	(discontinued)	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$2,451	$1,106	$318	$—	$3,875
Gross profit (loss)	—	—	—	1,862	(1,065)	25	—	822
Operating expenses	(4)	—	—	165	(497)	(36)	(986)	(1,358)
Operating loss from continuing operations	(4)	—	—	2,027	(1,562)	(11)	(986)	(536)
Other income	—	—	—	30	107	(1)	(2)	134
Loss before provision for income taxes and non-controlling interests	(4)	—	—	2,057	(1,455)	(12)	(988)	(402)
Income tax (expense) benefit	—	—	—	(181)	245	(8)	—	56
Net loss from continuing operations	(4)	—	—	1,876	(1,210)	(20)	(988)	(346)

As of December 31, 2022
Identifiable long-lived assets	1	—	—	517	48,127	52	—	48,697
Total assets	201	—	—	14,466	49,071	5,651	297	69,686

		Green	VR
		energy	products		Property	Financial
	LCD/	products	and	Money	lease	technology	Corporate
For the year ended	LED	and services	services	lending	and	solutions	unallocated
December 31, 2021	products	(discontinued)	(discontinued)	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$1,673	$1,068	$942	$—	$3,683
Gross profit (loss)	—	—	—	1,472	(1,036)	(76)	—	360
Operating expenses	(95)	—	—	(2,092)	(576)	(5,080)	(1,322)	(9,165)
Operating loss from continuing operations	(95)	—	—	(620)	(1,612)	(5,156)	(1,322)	(8,805)
Other income	—	—	—	—	97	7	162	266
Loss before provision for income taxes and non-controlling interests	(95)	—	—	(620)	(1,515)	(5,149)	(1,160)	(8,539)
Income tax (expense) benefit	—	—	—	(187)	249	64	—	126
Net loss from continuing operations	(95)	—	—	(807)	(1,266)	(5,085)	(1,160)	(8,413)

As of December 31, 2021
Identifiable long-lived assets	1	—	—	555	50,018	77	—	50,651
Total assets	205	—	—	12,986	50,619	6,084	452	70,346

		Green
		energy	VR		Property	Financial
		products	products	Money	lease	technology	Corporate
For the year ended	LCD/LED	and services	and services	lending	and	solutions	unallocated
December 31, 2020	products	(discontinued)	(discontinued)	services	management	and services	(note)	Consolidated
Revenues	$—	$—	$—	$1,667	$1,130	$1,496	$—	$4,293
Gross profit (loss)	—	—	—	1,565	(1,193)	(1,438)	—	(1,066)
Operating expenses	(616)	—	—	(3,048)	(4,889)	(56,892)	(831)	(66,276)
Operating loss from continuing operations	(616)	—	—	(1,483)	(6,082)	(58,330)	(831)	(67,342)
Other (expenses) income	(306)	—	—	22	(159)	10	(457)	(890)
Loss before provision for income taxes and non-controlling interests	(922)	—	—	(1,461)	(6,241)	(58,320)	(1,288)	(68,232)
Income tax (expense) benefit	—	—	—	(534)	400	443	—	309
Net loss from continuing operations	(922)	—	—	(1,995)	(5,841)	(57,877)	(1,288)	(67,923)

As of December 31, 2020
Identifiable long-lived assets	1	—	—	468	51,667	451	—	52,587
Total assets	375	—	—	25,625	52,116	11,997	17	90,130

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2022	2021	2020
Hong Kong	3,597	3,489	4,235
Australia	278	194	58

Total	$3,875	$3,683	$4,293

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

The Company has the following operating leases:

On March 23, 2022, First Asia Finance entered into a lease agreement for office and warehouse on a two-year term, commencing on March 1, 2022 and expiring on February 29, 2024. The monthly rental payment is HK$15 ($2).

The Company recognized lease liabilities with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using mortgage loan’s borrowing rate of 5.63% (Bank of China (Hong Kong) Limited) based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2023	$23
2024	4
2025	—
2026	—
2027	—
Total operating lease payments	$27
Less: imputed interest	(7)
Present value of operating lease liabilities	$20

Operating lease expense from continuing operations was $167, $166 and $125 for the years ended December 31, 2022, 2021 and 2020, respectively. Operating lease expense from discontinued operations was $nil, $nil and $41 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2023 to 2027. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2022:

Future Minimum
For the year ending December 31,	Rentals
2023	$925
2024	392
2025	72
2026	38
2027	25
Total	$1,452

There are no contingent rentals as of December 31, 2022 and 2021.

Note 21 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2022 and 2021.

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

The reversal of provision for loan losses of $0.97 million, provision for loan losses of $1.39 million and $1.98 million was recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2022, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans receivable from the money lending business in a total amount of HKD97,888,522 (“Principal”) and HKD28,613 (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2022	2021
Balance as of January 1	$3,558	$2,172
Provisions for doubtful accounts
Personal loans	1	450
Corporate loans	1	1,428
Write offs	(513)	—
Recoveries of amounts previously charged off	(975)	(492)
Changes due to foreign exchange	—	—
Balance as of December 31	2,072	3,558

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2022	2021
Balance as of January 1	$132	$39
Provisions for doubtful accounts	3	93
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	135	132

As of December 31, 2022, the loans receivable due from 4 customers accounted for 11%, 14%, 20% and 23% of total loan receivable. As of December 31, 2022, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

As of December 31, 2021, the loans receivable due from 4 customers accounted for 11%, 15%, 21% and 26% of total loan receivable. As of December 31, 2021, no loan receivable is due from Victor Or and accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 18% and 13% of the Company’s total revenues, for the year ended December 31, 2022. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2022.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2022	2021	2020
Hong Kong	3,595	3,489	4,235
Australia	278	194	58

Total	$3,873	$3,683	$4,293

Concentration of supplier

Cost from 1 major supplier accounted for 14% of the Company's total cost of revenues, for the year ended December 31, 2022. No other single supplier accounted for more than 10% of the Company's total cost of revenues, for the year ended December 31, 2022.

Cost from 1 major supplier accounted for 15% of the Company's total cost of revenues, for the year ended December 31, 2021. No other single supplier accounted for more than 10% of the Company's total cost of revenues, for the year ended December 31, 2021.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2022 and 2021, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2023, the Company had $3.18 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.13 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2022, the Company had $2.95 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.23 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

Total pension expense incurred by the Company from continuing operations was $22, $32 and $20 for the years ended December 31, 2022, 2021 and 2020, respectively. Total pension expense incurred by the Company from discontinued operations was $nil, $nil and $4 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 25 – Subsequent events

The Company has analyzed its operations subsequent to December 31, 2022, through the date of this report and have determined that the Company does not have any material subsequent events to disclose in these unaudited condensed consolidated financial statements.