Form 20-F/A
period 2022-12-31
Troops, Inc. /Cayman Islands/
filed 2023-05-15
CIK 1412095

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

☐      Item 17       ☐      Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes       ☒   No

Auditor Firm PCAOB ID: 3487	Auditor Name: Audit Alliance LLP	Auditor Location: Singapore

EXPLANATORY NOTE

TROOPS, Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to amend its Annual Report for the fiscal year ended December 31, 2022, as originally filed with the Securities and Exchange Commission on May 1, 2023 (the “Original Form 20-F”) soley to (i) correct typo, from “May 5, 2022” to “April 28, 2023” in the 3rd paragraph of the share ownership included in Item 6. E on page 71 of the Original Form 20-F; (ii) correct the consent of Yu Certified Public Accountant P.C. as filed Exhibit 15.1 with respect to the Registrtaion Statement on Form S-8 (File No. 333-214142); and (iii) file an additional consent of Audit Alliance LLP with respect to the Registrtaion Statement on Form S-8 (File No. 333-214142). The corrected Item 6. E is furnished herewith as Exhibit 99.1.

This Amendment with respect to the Company’s Form S-8 (File No. 333-214142) speaks as of the filing date of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

Exhibit Index

Exhibit Number	Description

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Yu Certified Public Accountant, P.C.

15.2	Consent of Audit Alliance LLP

99.1	Item 6. E Share ownership

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TROOPS, Inc.

Date: May 15, 2023	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer