Form 20-F
period 2023-12-31
Troops, Inc. /Cayman Islands/
filed 2024-04-29
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive offices)

Chung Hang Lui, Chief Financial Officer

Tel: +852 2153-3957;

Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories,

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

None

The registrant had 101,597,998 ordinary shares issued and outstanding as of April 22, 2024.

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

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer
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

Our predecessor auditors for the audit period up to December 2022, Yu Certified Public Accountant, P.C., is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B. Our current auditor, Audit Alliance LLP is headquartered in Singapore, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

The following tables set forth selected consolidated financial information for the fiscal year ended December 31, 2023, 2022 and 2021, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this annual report.

Consolidated Statement of Income

In thousands of U.S. dollars except share and per share data)

	For the Years Ended December 31,
	2023	2022	2021
REVENUES	3,569	3,875	3,683
COST OF REVENUES	(2,793)	(3,053)	(3,323)
GROSS PROFIT	776	822	360
General and administrative expenses	(2,754)	(2,189)	(2,744)
Reversal (Provision) for loan and interest receivable	49	973	(1,386)
Reversal (Provision) for other receivables	127	(3)	(93)
Impairment loss of property, plant and equipment	—	(139)	—
Impairment loss of intangible assets	—	—	(202)
Impairment loss of goodwill	—	—	(4,740)
Total operating expenses	(2,578)	(1,358)	(9,165)

OPERATING LOSS	(1,802)	(536)	(8,805)

Interest income	14	2	—
Interest expense	(62)	(59)	(103)
Other income, net	(9)	191	122
Gain on change in fair value of warrant derivative liability	—	—	247

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,859)	(402)	(8,539)
INCOME TAX BENEFIT	140	56	126
NET LOSS	(1,719)	(346)	(8,413)

Loss per share:
Basic	(0.02)	(0.01)	(0.08)
Diluted	(0.02)	(0.01)	(0.08)

Weighted average shares used in calculating loss per share:
Basic	101,597,998	101,597,998	101,563,623
Diluted	101,597,998	101,597,998	101,563,623

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2023	2022	2021

Total assets	70,345	69,686	70,346
Total liabilities	9,766	7,482	7,822
Total equity	60,579	62,204	62,524

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

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As of December 31, 2023 and 2022, loans and interest receivable owed from our customers to FAF and Giant Credit amounted to approximately $19.68 million and $12.56 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loans and interest receivables, which in turn may adversely affect our financial position and profitability.

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

As of January 31, 2024, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,254 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

The business operation of FAF and Giant Credit are regulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and full compliance with such regulation is essential for us to carry on our business. Notwithstanding this, the relevant regulatory authorities may from time to time amend the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) or adopt new laws and regulations applicable to licensed money lenders in Hong Kong. Our operation, financial performance and business prospects may be materially and adversely affected if we are not able to comply with any changes and/or new requirements in applicable laws and regulations related to the money lending industry in Hong Kong. Notably, for the personal loans and corporate loans granted by us to our customers, the interest rate for such loans shall not exceed the maximum effective interest rate of 48% per annum as stipulated under the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong). In the event that such maximum limit for interest rate is lowered as a result of any change to the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) and/or any relevant laws and regulations, thus limiting and lowering the interest rate we can offer to our customers, our financial performance, operational results and profitability may be materially and adversely affected.

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

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2023 and 2022, revenue generated from our investment properties constituted $1.07 million and $1.11 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and annual report.

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

Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual report. This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting that appears herein.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was ineffective as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	The Company has inadequate documentation on internal control over financial reporting;
-	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;
-	The Company has limited written documentation on monitoring loan risk assessment on a regular basis;
-	The Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;

-	The Company has inadequate control procedures on monitoring expired loans and overdue principal and interest payments;
-	The lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. The implementation of our remedial initiatives may not fully address the material weaknesses and significant deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. We also expect to incur additional compensation expenses in connection with hiring additional accounting and internal control personnel.

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

We granted awards such as restricted shares to directors, executive officers, and employees. For the years ended December 31, 2023, 2022 and 2021, we recorded $nil, $nil million and $0.26 million, respectively, in share-based compensation expenses. We believe the granting of restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our predecessor auditors for the audit period up to December 2022, Yu Certified Public Accountant, P.C., is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B. Our current auditor, Audit Alliance LLP is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B.On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our predecessor auditors for the audit period up to December 2022, Yu Certified Public Accountant, P.C., is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B. Our current auditor, Audit Alliance LLP is headquartered in New York, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

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

Acquisition and disposal of Century Skyway Limited

On April 23, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Seller”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited, which was owned by Full Linkage Limited. In consideration for the acquisition of Century Skyway, SGOCO International paid to the Seller $32,600,000 and TROOPS issued to the Seller 1,500,000 of its ordinary shares. The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017.

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

TROOPS, Inc’s Offices

Our principal executive office is located in Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. Under our Amended and Restated Memorandum and Articles of Association, our Registered Office is at the offices of Conyers Trust Company (Cayman) Limited (formerly known as Codan Trust Company (Cayman) Limited), Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, telephone: (345) 949 1040, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is COGENCY GLOBAL INC., 122 East 42nd Street, 18th Floor New York, NY 10168.

B. Business overview.

Our Business

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

TROOPS Products

Our current product lines on sale include:

1.	Money lending.
2.	Property investment.
3.	Fintech service and IT support service.

Marketing and Branding

●	Technology Services: We build our brand image by assisting our clients by rendering their financial products and services to the registered users via our mobile application. We also provide API consulting services which help our clients to increase effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.
●	Money Lending: We enhance our brand reputation by providing contactless and online service platform to make business safer and more convenient during the pandemic. We also promote our image as an innovative market leader through the use of our user-friendly app for seamless loan applications. Our market position and reputation is also secured by extensive word-of-mouth and referrals through our participation in various business and professional associations.
●	Property Leasing and Management: We further enhance our group’s reputation as a socially responsible and caring enterprise by setting up sanitation stations and performing regular disinfection during the pandemic and providing 24/7 concierge service. Leaflets and promotion materials are also placed in office premises and on our website to raise hygiene awareness. In addition, we continue to offer attractive and competitive rates for our tenants during the pandemic, keeping occupancy rate in our investment properties above 90%.

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

Giant Credit holds property, plant and equipment in Hong Kong with a carrying value of $0.56 million as of December 31, 2023.

11 Hau Fook Street holds property, plant and equipment in Hong Kong with a carrying value of $2.32 million as of December 31, 2023.

Suns Tower holds property, plant and equipment in Hong Kong with a carrying value of $42.92 million as of December 31, 2023.

Vision Lane holds property, plant and equipment in Hong Kong with a carrying value of $0.96 million as of December 31, 2023.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(In thousands of U.S. dollars except share and per share data)

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

Overview

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

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

On April 23, 2017, SGOGO International entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of CSL. On June 7, 2018 and September 20, 2019, the Group disposed 49% and 51% equity interest of CSL to Leung Iris Chi Yu and Ho Pui Lung, respectively.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2023 and 2022.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2023 and 2022, the Company determined that no allowance was necessary.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2023 and 2022 there was $8 and $135 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2023 and 2022, there was $2,023 and $2,072 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2023	December 31, 2023
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021 was as follows:

Amount
Balance at January 1, 2021	$249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2023, and 2022 and 2021 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2023	2022	2021
Revenue by recognition over time	$3,569	$3,875	$3,683

	$3,569	3,875	3,683

	Year ended December 31,
Revenue by major product line	2023	2022	2021
Interest on loans	$2,313	$2,451	$1,673
Property lease and management	1,069	1,106	1,068
Financial technology solutions and services	187	318	942

	$3,569	3,875	3,683

Contract Balances

For the years ended December 31, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2023 and 2022, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2023, 2022 and 2021:

Rental
receipt in
advance
Balance as of January 1, 2021	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13

The contract liabilities were grouped into other payables and accrued liabilities (note 12).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2023, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2023, 2022 and 2021, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2023. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2018 to 2023 in Hong Kong are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.08 and RMB6.96 to $1.00 at December 31, 2023 and 2022, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2023, 2022 and 2021 were RMB6.56, RMB6.73, and RMB6.45 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD 0.68 and AUD 0.68 to $1.00 as of December 31, 2023 and 2022, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2023 , 2022 and 2021 were AUD0. 66, AUD0.70 and AUD0.75 to $1.00, respectively.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2023 and 2022

Revenue

Our sales were $3.57 million for the year ended December 31, 2023, which decreased by $0.31 million, or 8.0% from $3.88 million in the year ended December 31, 2022. During the year ended December 31, 2023, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.07 million, compared to income of $1.11 million in 2022. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $2.31 million in 2023, compared to $2.45 million in 2022. We through GFS and Apiguru earned financial technology solutions and services income of $0.19 million in 2023, compared to income of $0.32 million in 2022.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

(In thousands of U.S. dollars)

	Year ended December 31,
Revenue by recognition over time	2023	2022
Revenue by recognition over time	$3,569	$3,875

	$3,569	3,875

	Year ended December 31,
Revenue by major product line	2023	2022
Interest on loans	$2,313	$2,451
Property lease and management	1,069	1,106
Financial technology solutions and services	187	318

	$3,569	3,875

Cost of revenues

For the year ended December 31, 2023, cost of revenues decreased by $0.26 million, or 8.5%, to $2.79 million from $3.05 million for the year ended December 31, 2022. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $0.01 million and $0.02 million in 2023 and 2022, respectively.

Gross profit /(loss)

Our gross profit was $0.78 million in 2023, compared to gross profit of $0.82 million in 2022.

General and administrative expenses

General and administrative expenses amounted to approximately $2.75 million for the year ended December 31, 2023, $0.56 million or 25.6% more than $2.19 million for the previous fiscal year. This increase was mainly because IT consultancy and support services expenses incurred $0.40 million in 2023 compared to $0.11 million in 2022.

General and administrative expenses include staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Provision for loan losses and interest receivable

Provision for loan losses and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable. Our reversal of provision for loan losses and interest receivable was $0.05 million in 2023, compared to $0.97 million in 2022.

Impairment (reversal) loss of other receivables, prepayments and deposits

Our reversal of other receivables, prepayments and deposits was $0.13 million in 2023, compared to impairment loss of other receivables, prepayments and deposits of $0.01 million in 2022.

Impairment loss of property, plant and equipment

Our impairment of property, plant and equipment was $nil in 2023, compared to $0.14 million in 2022, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Impairment of intangible assets

Our impairment of intangible assets was $nil and $nil in 2023 and 2022 respectively.

Impairment of goodwill

Our impairment of goodwill was $nil and $nil in 2023 and 2022 respectively.

Gain on change in fair value of warrant derivative liability

The change in fair value of warrant derivative liability was $nil and $nil in 2023 and 2022 respectively.

Income tax benefit

Income tax benefit was $0.14 million in the fiscal year of 2023, an increase of $0.08 million, from income tax benefit of $0.06 million for fiscal year of 2022. Income tax benefit in 2023 was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities in 2023 and 2022 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2023 was $1.72 million, as compared to $0.35 million for 2022.

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

(In thousands of U.S. dollars)

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

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2023, we held $3.11 million in cash and cash equivalents and had working capital of $5.95 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

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

A summary of the sources and uses of cash and cash equivalents is as follows:

(In thousands of U.S. dollars)

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$(6,538)	$(368)	$12,291
Net cash provided by (used in) investing activities	4,779	(156)	(5,594)
Net cash provided by (used in) financing activities	1,923	—	(6,241)
Effect of exchange rate on cash	(1)	(6)	(4)
INCREASE (DECREASE) IN CASH	163	(530)	452

Operating Activities

Net cash used in operating activities was $6.54 million for the year ended December 31, 2023, the decrease in cash was primarily as a result of (i) net loss of $1.72 million, and (ii) change in loans receivable of $7.08 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in customer deposit of $0.08 million, (v) increase in others receivables, prepayments and interest receivables of $0.15 million, and (vi) change in tax payable of $0.21 million; The decrease was partially offset by (i) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.94 million, and (ii) increase in other payables and accrued liabilities of $1.02 million.

Net cash used in operating activities was $0.37 million for the year ended December 31, 2022, the decrease in cash was primarily as a result of (i) net loss of $0.35 million, and (ii) change in loans receivable of $0.94 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in other payables and accrued liabilities of $0.35 million; The decrease was partially offset by (i) increase in customer deposit of $0.09 million, (ii) increase in others receivables, prepayments and interest receivables of $0.07 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.14 million, and (iv) change in tax payable of $0.22 million.

Net cash provided by operating activities was $12.29 million for the year ended December 31, 2021, the increase in cash was primarily as a result of (i) change in loans receivable of $11.70 million, (ii) increase in others receivables, prepayments and interest receivables of $0.24 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $8.57 million; the increase was partially offset by (i) net loss of $8.41 million, and (ii) deferred income taxes of $0.31 million.

Investing Activities

Net cash provided by investing activities was $4.78 million for the year ended December 31, 2023, primarily as a result of proceeds from refund of deposit for acquisition of a subsidiary of $5.00 million.

Net cash used in investing activities was $0.16 million for the year ended December 31, 2022, primarily as a result of purchase of property and equipment.

Net cash used in investing activities was $5.59 million for the year ended December 31, 2021, primarily as a result of settlement of a promissory note of $5.19 million.

Financing Activities

Net cash provided by financing activities was $1.92 for the year ended December 31, 2023. The increase in cash was primarily due to proceeds from loan due to a shareholder of $1.92 million.

Net cash used in financing activities was $nil for the year ended December 31, 2022.

Net cash used in financing activities was $6.24 million for the year ended December 31, 2021, the decrease in cash was primarily due to repayment of bank borrowings of $6.24 million.

As of December 31, 2023, we had cash of $3.11 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2023, we had the following debts: (i) the amount due to a shareholder $1.92 million; and (ii) advances from other party and unrelated parties totaled $0.54 million (Refer to Note 12 to the financial statements).

Related Party Transactions

On December 8, 2023, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2023, $nil was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1.92 million.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2023, and their maturity profile:

(In thousands of U.S. dollars)

	Payment Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Amount due to a shareholder	$1,923	$1,923	$—	$—	$—
Advances from unrelated parties	538	538	—	—	—
Total	$2,461	$2,461	$—	$—	$—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position
Raleigh Siu Lau	71	Chief Executive Officer and President
Tommy Wing Ling Lui	48	Chief Technology Officer
Chung Hang Lui	31	Chief Financial Officer
Tony Zhong	40	Vice President of Finance
Damian Thurnheer	46	Director
Jason Che Wai Au(1)(2)(3)	44	Independent Director
Yong Li Huang (2)(3)	38	Independent Director
Wood Shing Kei Sze(1)(2)	44	Independent Director
Wang Tai Dominic Li(1)(3)	40	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

For the year ended December 31, 2023, the aggregate cash compensation paid to our executive officers was approximately $0.23 million.

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

Clawback Policy

On November 17, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy. For the year ended December 31, 2023, we have not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2023, we had 19 full-time employees, all of which are management and administrative staff members. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership.

The following tables sets forth information, as of April 22, 2024, regarding the beneficial ownership of our ordinary shares by:

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

The calculations in the table below are based on 101,597,998 ordinary shares issued and outstanding as of April 22, 2024.

	Number	Percent
Directors and Executive Officers:
Raleigh Siu Lau	—	*
Tommy Wing Ling Lui	—	*
Chung Hang Lui	—	*
Yong Li Huang	—	*
Jason Che Wai Au	—	*
Wang Tai Dominic Li	—	*
Wood Shing Kei Sze	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (8 persons)	559,581	*

5% Shareholders:
Prime Ocean Holdings Limited (1)	29,000,000	28.5%
Leung Iris Chi Yu	23,132,500	22.8%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

On December 8, 2023, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2023, $nil was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1.92 million.

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

Civil Lawsuits in Hong Kong

HCA 938 of 2022

On August 9, 2022, TROOPS, Inc. (the “Company”) and certain subsidiaries of the Company, including First Asia Finance Limited, SGOCO International (HK) Limited, Suns Tower Limited and Giant Connection Limited (the “Subsidiaries”) were included amongst other Defendants and served with a writ of summons in Hong Kong (HCA 938 of 2022) and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company and SGOCO International (HK) Limited cannot remove any of its assets wordwide and cannot dispose of or deal with or diminish the value of any of its assets worldwide up to certain amounts; Certain wholly-owned subsidiaries of the Company, namely First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts.

On January 26, 2023, the counsel for the Company and the Subsidiaries received a statement of claim under the above proceedings, whereby the plaintiffs’ alleged claims included unlawful means of conspiracy and other claims. The plaintiffs sought relief including damages and equitable compensation, among others. On August 26, 2022, the Company applied for a discharge of the injunction, and court proceedings were subsequently held from May, 2023 to June, 2023.

On September 19, 2023, an order issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance dated August 22, 2023 (the “Order”) was filed. Pursuant to the Order, amongst others, several injunctions against the Defendants, including the Company, were discharged: (i) the injunction order dated August 5, 2022 prohibiting disposal of assets worldwide against the Company and SGOCO International (HK) Limited was discharged; (ii) the injunction order dated August 5, 2022 prohibiting disposal of assets in Hong Kong against First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited was discharged. The following conditions, amongst others, were imposed by the Order instead: (i) Suns Tower Limited must not in anyway dispose of or deal with or diminish the value of the property known as No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories; (ii) The Company must not in anyway dispose of or deal with or diminish the value of shares in Giant Connection Limited; and (iii) Giant Connection Limited must not in anyway dispose of or deal with or diminish the value of shares in Paris Sky Limited and 11 Hau Fook Street Limited.

Application for security for costs was made by the Company on April 21, 2023. High Court orders were issued on August 22, 2023 and February 7, 2024 that the Plaintiffs had to pay HK$1,500,000 and HK$2,100,000 to the High Court as security for the Company’s costs.

Trial commenced on March 5, 2024 and is ongoing as of the date of this report. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2023, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2023 and 2022.

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

The reversal of provision for loan losses of $0.05 million and $0.97 million, provision for loan losses of $1.39 million was recognized for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2023, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans receivable, net of reversal of provision for loan losses, from the money lending business in a total amount of $19.68 million (“Principal”) and $0.04 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2023	2022
Balance as of January 1	$2,072	$3,558
Provisions for doubtful accounts
Personal loans	51	1
Corporate loans	236	1
Write offs	—	(513)
Recoveries of amounts previously charged off	(336)	(975)
Balance as of December 31	2,023	2,072

Movement of the provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2023	2022
Balance as of January 1	$135	$132
Provisions for doubtful accounts	8	3
Write offs	—	—
Recoveries of amounts previously charged off	(135)	—
Changes due to foreign exchange	—	—
Balance as of December 31	8	135

As of December 31, 2023, the loans receivable due from 2 customers accounted for 17% and 21% of total loan receivable. As of December 31, 2023, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2022, the loans receivable due from 4 customers accounted for 11%, 14%, 20% and 23% of total loan receivable. As of December 31, 2022, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 23% and 11% of the Company’s total revenues, for the year ended December 31, 2023. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2023.

Revenue from 2 major customers accounted for 18% and 13% of the Company’s total revenues, for the year ended December 31, 2022. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2022.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 17).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

(In thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Hong Kong	3,442	3,595	3,489
Australia	127	278	194

Total	$3,569	$3,873	$3,683

Concentration of supplier

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2023. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2023.

Cost from 1 major supplier accounted for 14% of the Company’s total cost of revenues, for the year ended December 31, 2022. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2022.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2023 and 2022, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2024, the Company had $2.28 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.31 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2023, the Company had $3.11 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.42 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are

Foreign currency risk

Certain transactions of the Company are denominated in HKD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company's internal control over financial reporting is not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting, as further described below. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Audit Alliance LLP, an independent registered public accounting firm, as stated in their report that appears herein.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	The Company has inadequate documentation on internal control over financial reporting;

-	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;
-	The Company has limited written documentation on monitoring loan risk assessment on a regular basis;
-	The Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;
-	The Company has inadequate control procedures on monitoring expired loans and overdue principal and interest payments;
-	The lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weaknesses, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;
2.	We are in the process of hiring a chief financial officer with significant U.S. GAAP and SEC reporting experience;
3.	We plan to provide further training to TROOPS’s finance staff to enhance their understanding of TROOPS’s internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control;
4.	We plan to hire additional staff to enhance and monitor the control procedures for money lending operations;
5.	We plan to implement stringent written documentation and information to capture the borrower’s credit risk adequately.
6.	We plan to hire professional consultant to review and assist the company to implement proper controls and policies on the company’s money lending operations.

The Company recognizes that the material weaknesses in its internal control over financial reporting will not be considered remediated until the remediated measures operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. Because the Company’s remediation efforts are ongoing, it cannot provide any assurance that these remediation efforts will be successful or that its internal control over financial reporting will be effective as a result of these efforts.

The Company continues to evaluate and work to improve its internal control over financial reporting related to the identified material weaknesses, and management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. In addition, the Company will report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

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

Attestation report of the registered public accounting firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting that appears herein.

Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders and Board of Directors of TROOPS, Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited TROOPS, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”:

●	The Company has inadequate documentation on internal control over financial reporting;
●	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;
●	The Company has limited written documentation on monitoring loan risk assessment on a regular basis;
●	The Company has lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis;
●	The Company has inadequate control procedures on monitoring expired loans and overdue principal and interest payments;
●	The lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2023 consolidated financial statements, and this report does not affect our report dated April 29, 2024 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, of the Company and our report dated April 29, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Audit Alliance LLP

Audit Alliance LLP

Singapore

April 29, 2024

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2023 and 2022.

(In thousands of U.S. dollars)

	2023	2022
Audit Fee	$280	$244
Audit-Related Fees	—	—
Tax fees	—	—
Total	$280	$244

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
4.15

Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16

Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17

Sale and Purchase Agreement dated April 23, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18

Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19

Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20

Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21

Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22

Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23

Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24

Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25

Sale and Purchase Agreement dated December 23, 2019, by and between TROOPS, Inc. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26

Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

8.1*	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Form 20-F (file no. 001-35016) filed July 7, 2021)
11.1	TROOPS, Inc.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of Yu Certified Public Accountant, P.C.
97.1*	TROOPS, Inc.’s Clawback policy adopted on November 17, 2023
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

TROOPS, Inc

Date: April 29, 2024	By:	/s/ Raleigh Siu Lau
	Name:	Raleigh Siu Lau
	Title:	President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TROOPS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TROOPS, Inc. (previously refered as “SGOCO Group Ltd.”) and its subsidiaries (collectively referred as the “Company”) as of December 31, 2022 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Our report dated April 29, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, and other receivables

As described in Note 4 and Note 20 in the financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Company have estimated the reversal of provision for loan losses of $0.05 million and an allowance accrued for CECL of $0.008 million on the accounts receivables, prepayments, and other receivables for the year ended December 31, 2023, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Company.

We have identified allowance for CECL on loan receivables, accounts receivables, prepayments and other receivables, as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Company's financial position.

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

Impairment of Property, Plant and Equipment

As described in Note 7 to the financial statements, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in no impairment losses during the year ended December 31, 2023.

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

/s/ Audit Alliance LLP

PCAOB ID Number 3487

Singapore

April 29, 2024

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TROOPS, Inc. (previously as “SGOCO Group, Ltd.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TROOPS, Inc. (previously referred as “SGOCO Group, Ltd.”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows, for each of the two years ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows, for each of the two years ended December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary

As described in Note 4 and Notes 21 in the consolidated financial statements, the Group adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance accrued for CECL of $1.97 million for the year ended December 31, 2021, on the loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Group.

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

New York, New York
May 10, 2022

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(In thousands of U.S. dollars except share and per share data)

	2023	2022

ASSETS
CURRENT ASSETS
Cash	$3,113	$2,950
Accounts receivable, net	2	—
Loans receivable, net of provision for loan losses of $1,532 and $619, respectively	7,195	8,380
Interest receivable	41	4
Other receivables, prepayments and deposits, net of provision for credit losses of $8 and $3, respectively	319	205
Total current assets	10,670	11,539

NON-CURRENT ASSETS
Deposits for acquisition of a subsidiary, net of provision for credit losses of $nil and $131, respectively	—	4,869
Plant and equipment, net	46,773	48,655
Operating lease right-of-use assets, net	4	26
Intangible assets, net	29	42
Long-term loans receivable, net of $491 and $1,453 provision for loan losses	12,484	4,170
Goodwill	385	385
Total non-current assets	59,675	58,147

Total assets	$70,345	$69,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amount due to a s shareholder	$1,923	$—
Other payables and accrued liabilities	2,278	1,260
Operating lease liability, current	4	22
Customer deposits	5	88
Taxes payable	513	721
Convertible notes - current	—	94
Total current liabilities	4,723	2,185

LONG-TERM LIABILITIES
Operating lease liability, non-current	—	4
Non-current Deferred tax liabilities	5,043	5,293
Total non-current liabilities	5,043	5,297
Total liabilities	9,766	7,482

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 and 101,597,998 issued and outstanding as of December 31, 2023 and 2022, respectively	406	406
Additional paid-in-capital	135,768	135,674
Retained earnings (deficit)	(75,598)	(73,879)
Accumulated other comprehensive income	3	3
Total TROOPS, Inc. shareholders’ equity	60,579	62,204
Total liabilities and shareholders’ equity	$70,345	$69,686

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands of U.S. dollars except share and per share data)

	2023	2022	2021
REVENUES	$3,569	$3,875	$3,683
COST OF REVENUES	2,793	3,053	3,323
GROSS PROFIT (LOSS)	776	822	360
OPERATING EXPENSES:
General and administrative expenses	2,754	2,189	2,744
Impairment (reversal) loss of loan and interest receivable	(49)	(973)	1,386
Impairment (reversal) loss of other receivables, prepayments and deposits	(127)	3	93
Impairment loss of intangible assets	—	—	202
Impairment loss of property, plant and equipment	—	139	—
Impairment loss of goodwill	—	—	4,740
Total operating expenses	2,578	1,358	9,165

OPERATING LOSS	(1,802)	(536)	(8,805)

OTHER INCOME (EXPENSES):
Interest income	14	2	—
Interest expense	(62)	(59)	(103)
Other income (expense), net	(9)	191	122
Gain on change in fair value of warrant derivative liability	—	—	247
Total other income (expenses), net	(57)	134	266

LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(1,859)	(402)	(8,539)
INCOME TAX BENEFIT	140	56	126

NET LOSS	$(1,719)	$(346)	$(8,413)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	—	(5)	13

COMPREHENSIVE LOSS	$(1,719)	$(351)	$(8,400)

LOSS PER SHARE:
Basic	$(0.02)	$(0.01)	$(0.08)
Diluted	$(0.02)	$(0.01)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998	101,597,998	101,563,623
Diluted	101,597,998	101,597,998	101,563,623

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands of U.S. dollars except share data)

					Accumulated
	Ordinary shares		Additional		Other
	Number of		Paid-in	Retained	Comprehensive
	shares	Amount	Capital	Earnings	(Loss) Income	Total
BALANCE, January 1, 2021	101,158,228	$405	$135,347	$(65,120)	$(5)	$70,627
Shares issued for equity compensation plan	—	1	262	—	—	263
Equity component of the 2018 Notes	—	—	34	—	—	34
Shares issued on exercise of warrants	439,770	—	—	—	—	—
Net loss	—	—	—	(8,413)	—	(8,413)
Foreign currency translation adjustment	—	—	—	—	13	13
BALANCE, December 31, 2021	101,597,998	$406	$135,643	$(73,533)	$8	$62,524
Equity component of the 2018 Notes	—	—	31	—	—	31
Net loss	—	—	—	(346)	—	(346)
Foreign currency translation adjustment	—	—	—	—	(5)	(5)
BALANCE, December 31, 2022	101,597,998	$406	$135,674	$(73,879)	$3	$62,204
Equity component of the 2018 Notes	—	—	94	—	—	94
Net loss	—	—	—	(1,719)	—	(1,719)
Foreign currency translation adjustment	—	—	—	—	—	—
BALANCE, December 31, 2023	101,597,998	$406	$135,768	$(75,598)	$3	$60,579

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands of U.S. dollars)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,719)	$(346)	$(8,413)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,116	1,970	2,134
Impairment loss of goodwill	—	—	4,740
Impairment loss of property, plant and equipment	—	139	—
Impairment loss of intangible assets	—	—	202
Deferred income taxes	(250)	(252)	(314)
(Reversal of) Impairment loss of loan and interest receivables	(49)	(973)	1,386
(Reversal of) Impairment loss of other receivables, prepayments and deposits	(131)	3	93
Gain on change in fair value of warrant derivative liability	—	—	(247)
Share-based compensation expenses	—	—	261
Change in operating assets and liabilities
Accounts receivable	(2)	8	—
Loans receivable	(7,080)	(941)	11,695
Other receivables and prepayments	(113)	24	10
Interest receivable	(37)	48	234
Customer deposits	(83)	88	—
Other payables and accrued liabilities	1,018	(353)	663
Taxes payable	(208)	217	(153)
Net cash provided by (used in) operating activities	(6,538)	(368)	12,291

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(221)	(156)	(402)
Settlement of a promissory note for acquisition of a subsidiary	—	—	(5,192)
Proceeds from refund of deposit for acquisition of a subsidiary	5,000	—	—
Net cash provided by (used in) investing activities	4,779	(156)	(5,594)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	1,282	—	—
Repayment of short-term loan	(1,282)	—	—
Repayment of bank borrowings	—	—	(6,241)
Proceeds from loan due to a shareholder	1,923	—	—
Net cash provided by (used in) financing activities	1,923	—	(6,241)

EFFECT OF EXCHANGE RATE ON CASH	(1)	(6)	(4)

INCREASE (DECREASE) IN CASH	163	(530)	452

Cash and cash equivalent, beginning of year	2,950	3,480	3,028

Cash and cash equivalent, end of year	$3,113	$2,950	$3,480

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$62	$—	$3
Cash paid for income taxes	318	—	342

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

TROOPS, Inc. (the “Company” or “TROOPS” or “we”, “our” or “us”) was incorporated under Cayman Islands’ laws on July 18, 2007. It was previously named SGOCO Group, Ltd. and before that, SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

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

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca’s PCM-TES storage system (the “System”) applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for customers.

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

On April 23, 2017, SGOGO International (HK) Limited, a wholly-owned subsidiary of TROOPS, entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all the issued and outstanding capital stock of CSL, a company incorporated in Hong Kong at a consideration of $32,600,000 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

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

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection closed a Share Exchange Agreement for the entire issued share capital of Paris Sky. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection, the Company acquired 100% of the issued share capital of Paris Sky, an investment holding company which, through its wholly owned subsidiary, Suns Tower, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.00 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million). On September 20, 2019, the Company entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary - Shen Zhen Provizon Technology Co., Limited, to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). Upon the satisfactory completion of the closing conditions contained in the Agreement, the operational and management control over CSL were shifted from TROOPS to Ho Pui Lung on December 31, 2019.

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

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky entered into a Share Exchange Agreement with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance of $7.50 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky closed its acquisition of Vision Lane (Note 6(e)).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (“Mr. Or”) for the purchase and sale of GFS. GFS is a private company incorporated in Samoa provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS, Inc. closed its acquisition of GFS (Note 6(f)). By March 30, 2021, the Company repaid the promissory note in full by several payments.

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

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2023:

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2023 and 2022.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of December 31, 2023 and 2022, the Company determined that no allowance was necessary.

Other receivables , prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2023 and 2022 there was $8 and $135 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date. As of December 31, 2023 and 2022, there was $2,023 and $2,072 allowance for uncollectible loan receivables, respectively. Management believes that the remaining accounts receivable are collectible.

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

Fair value of financial instruments

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

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

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Carrying Value at
	December 31,	Fair Value Measurement at
	2023	December 31, 2023
		Level 1	Level 2	Level 3
Warrant derivative liability	$—	$—	$—	$—

A summary of changes in Warrant derivative liability for the years ended December 31, 2021 and 2020 was as follows:

Amount
Balance at January 1, 2021	$249
Change in fair value of warrant derivative liability	(249)
Balance at December 31, 2021	$—

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2023, and 2022 and 2021 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition over time	2023	2022	2021
Revenue by recognition over time	$3,569	$3,875	$3,683

	$3,569	3,875	3,683

	Year ended December 31,
Revenue by major product line	2023	2022	2021

Interest on loans	$2,313	$2,451	$1,673
Property lease and management	1,069	1,106	1,068
Financial technology solutions and services	187	318	942

	$3,569	3,875	3,683

Contract Balances

For the years ended December 31, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of December 31, 2023 and 2022, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2023, 2022 and 2021:

Rental receipt in advance
Balance as of January 1, 2021	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	7
Balance as of December 31, 2021	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13

The contract liabilities were grouped into other payables and accrued liabilities (note 12).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2023, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2023, 2022 and 2021, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of December 31, 2023. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2018 to 2023 in Hong Kong are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.08 and RMB6.96 to $1.00 at December 31, 2023 and 2022, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2023, 2022 and 2021 were RMB6.56, RMB6.73, and RMB6.45 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD0.68 and AUD0.68 to $1.00 as of December 31, 2023 and 2022, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2023, 2022 and 2021 were AUD0.66, AUD0.70 and AUD0.75 to $1.00, respectively.

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

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company evaluated the impact of ASU 2019 on its consolidated financial statements for the year ended December 31, 2023 (Note 20).

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

Note 3 – Accounts receivable, net

Accounts receivable as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022

Accounts receivable	$2	$—
Allowance for doubtful accounts	—	—
	$2	$—

As of December 31, 2023 and 2022, no allowance for doubtful accounts has been established as management believes that amounts outstanding are fully collectible. During the years ended December 31, 2023 and 2022, the Company did not have any bad debt expense or account write offs.

Note 4- Loans receivable, net

The annualized interest rates on loans issued ranged between 6% and 48% for the year ended December 31, 2023, and ranged between 5% and 42% for the year ended December 31, 2022.

Loans receivable consisted of the following:

	December 31,
	2023	2022
Loans receivable, gross
Personal loans	$7,099	$7,622
Corporate loans	14,603	7,000
Subtotal	21,702	14,622
Provision for loan losses (Note 20)	(2,023)	(2,072)
Total loans receivable, net	$19,679	$12,550
Less: classified as non-current loans receivable, net	(12,484)	(4,170)
Total current loans receivable, net	$7,195	$8,380

The following is a maturity analysis of the Company’s loans receivable, net as of December 31, 2023:

For the year ending December 31,	Amount
2024	$7,195
2025	12,482
2026 and thereafter	2
Total loans	19,679

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2023 and 2022, the Company had 15 and 14 personal loan customers, and 11 and 4 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the year ended December 31, 2023 and 2022, a reversal of provision of $49 and $973 were recognized to the consolidated statement of comprehensive loss. For the year ended 2021, a provision of $1,386 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

The following table represents the aging of loans receivable, net as of December 31, 2023 and 2022:

	December 31,
	2023	2022
1‑89 days past due	$1	$1
90‑179 days past due	3,105	—
180‑365 days past due	—	—
Over 1 year past due *	—	—
Total past due	$3,106	$1
Loans without overdue	16,573	12,449
Total loans, net	$19,679	$12,550

As of December 31, 2023 and 2022, the Company had loans receivable of $1,154 and $1,154 as aging over 1 year past due. A provision of $1,154 and $1,154 were charged to aging over 1 year past due for the year ended December 31, 2023 and 2022.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Installment loans to individuals	$595	$421
Real estate backed loan	5,288	6,419
Securities backed loan	1,058	3,035
Commercial loans	12,738	2,675
Total loans, net	$19,679	$12,550

Installment loans to individuals

Installment loans to individuals are unsecured loans offered to individual borrowers by assessing their abilities to repay their loans and interest. The factors used to determine the borrower’s ability to repay include the borrower’s current income, current assets, credit history and employment status.

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

Securities backed loans

A securities backed loan is a loan in which the borrower puts up securities of public listed companies under his/her ownership as collateral for the loan. The loan is secured against the collateral and the Company obtains physical possession of the original share certificates since the loan is made. The Company verifies ownership of the securities by examining proof of ownership. Both the borrower and the Company have to sign a share pledge agreement to complete the secured transaction. In the event that the borrower defaults, the Company can then take possession and sell securities to recover the outstanding balance owed. If the sale proceeds of securities is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Commercial loans

Commercial loans are unsecured loans offered to corporations by assessing their capacities to make timely principal and interest payments. The factors used to determine the corporations’ ability to repay include state of economy, recent industry performance and financial conditions of the corporations as well as the owners of the corporations.

Note 5- Other receivables, prepayments and deposits

Other receivables, prepayments and deposits as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022

Utility deposits	$15	$12
Other receivables	63	77
Other prepayments	241	116
Other receivables, prepayments and deposits, net	$319	$205

For the years ended December 31, 2023, 2022 and 2021, a provision of $8, $3 and $5 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

Note 6 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the “SPA”) with Richly Conqueror Limited (the “Vendor”) pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52.00 million in cash, plus up to 19.9% new shares in TROOPS (as enlarged by the issuance). In December 2015, the Company paid a $52.00 million refundable deposit to the Vendor.

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

CSL is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development center and main researchers are in Shenzhen China. CSL’s R&D team has extensive experience and expertise in the VR industry. The R&D team cooperated with Razer to develop Open-Source Virtual Reality (“OSVR”) product aimed on VR-Gaming. The OSVR product attended the 2017 US CES exhibition in Las Vegas in January, 2017.

CSL develops VR technology and applies them on VR device. CSL’s VR technology applies on VR Head-mounted display (“HMD”) which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. It also uses ultrasound to calibrate VR devices’ attitude without user’s intervention.

The Company and Full Linkage Limited entered into a Share Sale and Purchase Agreement on April 23, 2017, pursuant to which SGOCO International agreed to pay $32.60 million and issue 1,500,000 newly issued ordinary shares of the Company to the Vendor on or before May 15, 2017. The shares were issued on May 4, 2017, and the fair value of the shares was $1.55 per share on the closing date, May 10, 2017.

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

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in CSL to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over CSL and Shen Zhen Provizon Technology Co., Limited were shifted from TROOPS to the Purchaser on December 4, 2019.

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

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or for the purchase and sale of the entire equity interest in GFS. GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

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

On November 11, 2020, the Company signed a letter of intent to acquire all of the issued share capital of TROOPS InsurTech, Inc. (“TROOPS InsurTech”), a company incorporated in the British Virgin Islands which provides innovative solutions to the insurance industry by leveraging artificial intelligence, big data and blockchain technology, machine learning and SaaS. Through both online (mobile application and web-based) and offline platforms, TROOPS InsurTech seeks to provide (i) customized SaaS and workplace solutions to insurance brokers, (ii) blockchain alliance and data analytics services for insurance product design, clients’ needs assessment, market analysis and risk management, (iii) insurance professionals training, recruitment and matching, and (iv) insurance policy management and service matching solutions to agents and clients to enhance customer experience. On November 13, 2020, a refundable deposit of $5 million was paid to the owner of the shares in TROOPS InsurTech. Acquisition of TROOPS InsurTech is still in progress. The deposit shall be refundable upon demand by the Company if the Company is not satisfied with the results of the due diligence review or the acquisition is not completed on or before the mutually agreed date.

On August 2, 2023 a termination notice of letter of intent was entered into between the Company and the owner of the shares in TROOPS InsurTech and the letter of intent was terminated, due to the Company not being satisfied with the results of its legal and financial due diligence with respect to TROOPS InsurTech. On August 9, 2023, the Deposit was fully refunded to the Company.

Note 7 –Property, plant and equipment

Property, plant and equipment consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Leasehold land and buildings	$59,186	$59,065
Leasehold improvements	18	18
Machinery and equipment	19	17
Vehicles and office equipment	469	371
Total	59,692	59,471
Impairment	(1,554)	(1,554)
Less: accumulated depreciation	(11,365)	(9,262)
Plant and equipment, net	$46,773	$48,655

Depreciation expense was $2,103, $1,952 and $1,953 for the years ended December 31, 2023, 2022 and 2021, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2023, 2022 and 2021, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses of approximately $nil, $139 and $nil, respectively.

Note 8 – Intangible assets, net

Intangible assets, net, as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022

Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Computer Software	37	37
Accumulated amortization	(2,911)	(2,898)
Impairment	(1,432)	(1,432)
Exchange difference	(1)	(1)
Intangible assets, net	$29	$42

Amortization expenses of intangible assets were $13, $18 and $181 for the years ended December 31, 2023, 2022 and 2021, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. Impairment on intangible assets were $nil, $nil and $202 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2029 and
	2024	2025	2026	2027	2028	thereafter
	$	$	$	$	$	$
Amortization expenses	5	5	5	5	5	4

Note 9 – Goodwill

The movement of the goodwill for the years ended December 31, 2023, 2022 and 2021 is as follows:

Balance as of January 1, 2021	$5,107
Impairment of goodwill in relation to GFS and Apiguru	(4,740)
Exchange difference	18
Balance as of December 31, 2021	385
Impairment of goodwill	—
Balance as of December 31, 2022	385
Impairment of goodwill	—
Balance as of December 31, 2023	$385

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

In 2023, 2022 and 2021, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of financial technology solutions and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For this reporting unit, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for this reporting unit.

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

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $nil and $4.74 million , being recorded for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 10 - Warrant derivative liability

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

The Investor Warrants were fully exercised by April 4, 2021.

The amount of $nil, $nil and $247 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 11 – Convertible notes

On April 18, 2018, the Company entered into a Securities Purchase Agreement with Lin So Chun, an unrelated party, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the “2018 Notes”). The 2018 Notes will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this 2018 Notes is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into 3,853,068 Ordinary Shares at $1.50 per share. The 2018 Notes will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity. Interest on the 2018 Notes will be paid in cash and cannot be converted into shares of the Company. The 2018 Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

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

On April 30, 2020, the 2019 Notes with a principal amount of $3.76 million (comprising liability component of $0.16 million and equity component of $3.60 million) were surrendered to the Company for cancellation in satisfaction of the initial deposit in relation to the disposal of 5,100 shares in the share capital of CSL.

The 2018 Notes was matured on April 17, 2023. As of April 22, 2024, the company had not issued any shares to the Note holder since we are still discussing issuance detail with the Note holder.

Note 12 – Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2023 and 2022 consisted of the following:

		December 31,
	Note	2023	2022
Accrued professional fees		$268	$308
Accrued staff costs and staff benefits		26	49
Rental deposits from tenants		189	205
Rental receipt in advance		13	10
Interest receipt in advance		1	—
Advances from unrelated parties	*	538	409
Others		1,243	279
		$2,278	$1,260

*  The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 13 - Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2023 and 2022.

Issuance of capital stock

2023

None.

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

Note 14 - Income taxes

	Year ended December 31,
	2023	2022	2021

Income tax expenses	$(110)	$(195)	$(188)
Deferred income tax benefit	250	251	314
	$140	$56	$126

Income is subject to tax in the various countries in which the Company operates.

The Company mainly conducts its operating business through its subsidiaries in Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2023, 2022 and 2021. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2023, 2022 and 2021.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2023, 2022 and 2021, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2023, 2022 and 2021. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2023 were $nil (December 31, 2022: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	7.7	4.1	13.6
Australia income taxes	0.2	(0.6)	1.1
Impact of tax rate in other jurisdictions	(2.1)	(1.3)	(6.4)
Impact of tax reduction of Hong Kong profits tax	—	0.1	—
Tax effect of non-deductible expenses	1.6	(0.4)	(7.9)
Valuation allowance	—	4.2	0.4
Under provision in respect of prior years	0.1	(1.6)	(2.2)
Other (a)	—	0.1	2.9
Effective income taxes	7.5%	4.6%	1.5%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2023, 2022 and 2021 except for (i) losses incurred by TROOPS of approximately $976, $970 and $1,156, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022
Deferred income tax assets:
Net operating loss carry-forward	$538	$531
Less: Valuation allowance	(538)	(531)
	$—	$—

Deferred tax liabilities
Intangible assets	$5	$8
Property, plant and equipment	5,026	5,273
Interest income	12	12
	$5,043	$5,293

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entity, HK entities and Australia entity.

The net tax loss of the PRC entity, Hong Kong entities and Australia entity of $964 and $917 as of December 31, 2023 and 2022, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 15 - Related party and shareholder transactions

On December 8, 2023, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1,923 to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2023, $nil was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1,923.

Note 16 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2023	2022	2021
Net loss attributable to ordinary shareholders of TROOPS	$(1,719)	$(346)	$(8,413)

Weighted average shares used in calculating loss per share – basic and diluted	101,597,998	101,597,998	101,563,623

Loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.08)
Net loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.08)

As of December 31, 2023, 2022 and 2021, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 17 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2017, after the acquisition of Giant Credit, there is one additional money lending segment. During 2018, after the acquisition of 11 Hau Fook Street and Paris Sky, there is one additional segment known as property lease and management. During 2020, after the acquisition GFS and Apiguru, there is one additional segment, consisting of financial technology solutions and services. Effective as of January 1, 2023, the Company completely ceased its business in LCD/LED production. Hence, the segment of LCD/LED products was removed as of December 31, 2023.

		Property	Financial
	Money	lease	technology	Corporate
For the year ended	lending	and	solutions	unallocated
December 31, 2023	services	management	and services	(note)	Consolidated
Revenues	$2,313	$1,069	$187	$—	$3,569
Gross profit (loss)	1,865	(1,084)	(5)	—	776
Operating expenses	(1,241)	(452)	(31)	(854)	(2,578)
Operating loss	624	(1,536)	(36)	(854)	(1,802)
Other income	10	(65)	(1)	(1)	(57)
Loss before provision for income taxes and non-controlling interests	634	(1,601)	(37)	(855)	(1,859)
Income tax (expense) benefit	(84)	231	(7)	—	140
Net loss	550	(1,370)	(44)	(855)	(1,719)

As of December 31, 2023
Identifiable long-lived assets	562	46,203	36	1	46,802
Total assets	22,157	46,953	583	652	70,345

			Property	Financial
	LCD/	Money	lease	technology	Corporate
For the year ended	LED	lending	and	solutions	unallocated
December 31, 2022	products	services	management	and services	(note)	Consolidated
Revenues	$—	$2,451	$1,106	$318	$—	$3,875
Gross profit (loss)	—	1,862	(1,065)	25	—	822
Operating expenses	(4)	2,165	(497)	(36)	(986)	(1,358)
Operating loss	(4)	2,027	(1,562)	(11)	(986)	(536)
Other income	—	30	107	(1)	(2)	134
Loss before provision for income taxes and non-controlling interests	(4)	2,057	(1,455)	(12)	(988)	(402)
Income tax (expense) benefit	—	(181)	245	(8)	—	56
Net loss	(4)	1,876	(1,210)	(20)	(988)	(346)

As of December 31, 2022
Identifiable long-lived assets	1	517	48,127	52	—	48,697
Total assets	201	14,466	49,071	5,651	297	69,686

			Property	Financial
	LCD/	Money	lease	technology	Corporate
For the year ended	LED	lending	and	solutions	unallocated
December 31, 2021	products	services	management	and services	(note)	Consolidated
Revenues	$—	$1,673	$1,068	$942	$—	$3,683
Gross profit (loss)	—	1,472	(1,036)	(76)	—	360
Operating expenses	(95)	(2,092)	(576)	(5,080)	(1,322)	(9,165)
Operating loss	(95)	(620)	(1,612)	(5,156)	(1,322)	(8,805)
Other income	—	—	97	7	162	266
Loss before provision for income taxes and non-controlling interests	(95)	(620)	(1,515)	(5,149)	(1,160)	(8,539)
Income tax (expense) benefit	—	(187)	249	64	—	126
Net loss	(95)	(807)	(1,266)	(5,085)	(1,160)	(8,413)

As of December 31, 2021
Identifiable long-lived assets	1	555	50,018	77	—	50,651
Total assets	205	12,986	50,619	6,084	452	70,346

Note:     Corporate expenses include expenses incurred by corporate headquarters which are not allocated to the operating segments.

The geographical location of customers is based on the location at which the services were provided. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2023	2022	2021
Hong Kong	3,442	3,597	3,489
Australia	127	278	194

Total	$3,569	$3,875	$3,683

Note 18 - Leases

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

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2024	$4
2025	—
2026	—
2027	—
2028	—
Total operating lease payments	$4
Less: imputed interest	(1)
Present value of operating lease liabilities	$3

Operating lease expense was $178, $167 and $166 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2024 to 2028. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2023:

Future Minimum
For the year ending December 31,	Rentals
2024	$638
2025	325
2026	124
2027	26
2028	—
Total	$1,113

There are no contingent rentals as of December 31, 2023 and 2022.

Note 19 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2023 and 2022.

Note 20 - Quantitative and qualitative disclosure about market risk

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

The reversal of provision for loan losses of $0.05 million and $0.97 million, provision for loan losses of $1.39 million was recognized for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2023, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans receivable, net of reversal of provision for loan losses, from the money lending business in a total amount of $19.68 million (“Principal”) and $0.04 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the years ended December 31,
	2023	2022
Balance as of January 1	$2,072	$3,558
Provisions for doubtful accounts
Personal loans	51	1
Corporate loans	236	1
Write offs	—	(513)
Recoveries of amounts previously charged off	(336)	(975)
Balance as of December 31	2,023	2,072

Movement of the provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the years ended December 31,
	2023	2022
Balance as of January 1	$135	$132
Provisions for doubtful accounts	8	3
Write offs	—	—
Recoveries of amounts previously charged off	(135)	—
Changes due to foreign exchange	—	—
Balance as of December 31	8	135

As of December 31, 2023, the loans receivable due from 2 customers accounted for 17% and 21% of total loan receivable. As of December 31, 2023, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2022, the loans receivable due from 4 customers accounted for 11%, 14%, 20% and 23% of total loan receivable. As of December 31, 2022, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 23% and 11% of the Company’s total revenues, for the year ended December 31, 2023. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2023.

Revenue from 2 major customers accounted for 18% and 13% of the Company’s total revenues, for the year ended December 31, 2022. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2022.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 17).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2023	2022	2021
Hong Kong	3,442	3,595	3,489
Australia	127	278	194

Total	$3,569	$3,873	$3,683

Concentration of supplier

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2023. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2023.

Cost from 1 major supplier accounted for 14% of the Company’s total cost of revenues, for the year ended December 31, 2022. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2022.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2023 and 2022, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD500,000 to each depositor if the bank which hold eligible deposits fails.

As of March 31, 2024, the Company had $2.28 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.31 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu. As of December 31, 2023, the Company had $3.11 million cash and bank deposits. The Company held seven bank accounts with total amount of $0.42 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Note 21 – Employee pension

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

Total pension expense incurred by the Company was $23, $22 and $32 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 22 – Subsequent events

On January 24, 2024, the Company entered into a letter of intent with LIANTENG LIMITED to acquire all of the issued share capital of Riches Holdings Limited (“Riches”), a company incorporated in the Cayman Islands, which holds several subsidiaries in Hong Kong and China.