Form 20-F/A
period 2023-12-31
Troops, Inc. /Cayman Islands/
filed 2024-08-23
CIK 1412095

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

☐ Yes       ⌧ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 29, 2024. The purpose of this Form 20-F/A is to amend (1) the text of the Section 302 certifications attached as Exhibits 12.1 and 12.2 to the Annual Report; and (2) the text of Section 906 certification attached as Exhibit 13.1 to the Annual Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

The balance sheet amounts with the exception of equity were translated using AUD 0.68 and AUD 0.68 to $1.00 as of December 31, 2023 and 2022, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2023, 2022 and 2021 were AUD0. 66, AUD0.70 and AUD0.75 to $1.00, respectively.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting, as further described below. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Audit Alliance LLP, an independent registered public accounting firm, as stated in their report that appears herein.

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
101*

The following financial information from the annual report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

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

TROOPS, Inc

Date: August 23, 2024	By:	/s/ Damian Thurnheer
	Name:	Damian Thurnheer
	Title:	President and Chief Executive Officer

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

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $nil and $4.74 million, being recorded for the years ended December 31, 2023, 2022 and 2021, respectively.

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