Form 20-F
period 2024-12-31
Troops, Inc. /Cayman Islands/
filed 2025-04-30
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

The registrant had 112,510,166 ordinary shares issued and outstanding as of December 31, 2024.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

Risks Related to Our Business and Industry

●	GFS may be subject to significant fines or other enforcement action if it violates applicable reporting, anti-money laundering, privacy, corporate governance, risk management, or any other applicable requirements.
●	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS and Riches Elites cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.
●	GFS and Riches Elites may be liable for improper use or appropriation of personal information provided by its customers under the promulgated PRC Data Security Law.
●	Security breaches and attacks against GFS’ and Riches Elites’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.
●	The successful operation of GFS’ and Riches Elites’ business depends upon the performance, reliability and security of the internet infrastructure in the countries in which it operates.

●	GFS’ and Riches Elites’ platform could be disrupted by network interruptions.
●	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.
●	We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.
●	We are exposed to the credit risks of our customers and borrowers.
●	FAF and Giant Credit are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.
●	FAF and Giant Credit may fail to renew its money lenders license.
●	The businesses of FAF and Giant Credit is affected by fluctuations in interest rates and our credit position.
●	There is intense competition in the money lending industry.
●	An increase to the provision for loan losses will cause the Company’s net income to decrease and net loss to increase.
●	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.
●	FAF and Giant Credit may face regulatory hurdles in the future in connection with its lending business.
●	The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).
●	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.
●	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.
●	We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.
●	A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.
●	If we fail to keep our fintech services technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.
●	We may fail to protect our fintech services products from cyber - attacks, which may adversely affect our reputation, customer base and business.
●	A portion of our revenue is generated from financial and insurance advisory services in cooperation with licensed companies. Cooperation with third parties subject us to risks.
●	A portion of our revenue is generated from providing consultation services on foreign immigration schemes, as well as overseas education advisory and application services. Any change in immigration policies and overseas education requirements can affect our revenue and results of operations.
●	A portion of our revenue is generated from providing property agency services. Economic volatility and market uncertainty may impact demand for the property market, potentially affecting our revenue streams and profitability.

●	If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.
●	The audit reports for prior reporting periods included in our annual reports have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.
●	If we become directly subject to the recent scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 24 under The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
●	Our corporate structure and being based in or having the majority of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.
●	It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China and you may experience difficulties in enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, including PRC Governmental control of currency conversion and restriction on our ability to transfer or distribute cash within our organization or to foreign investors could have a material adverse effect on our ability to conduct our business and may affect the value of your investment
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders
●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
●	Political risks associated with conducting business in Hong Kong.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

Risks Related to our Shares

●	We may fail to meet continued listing requirements on the NASDAQ Capital Market.
●	A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.
●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.
●	Techniques employed by short sellers may drive down the market price of the ordinary shares.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.
●	Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	There can be no assurance we will not be a passive foreign investment company, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	As a company incorporated in the Cayman Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this annual report:

●	“Acquisition” means the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;
●	“Apex” or “Apex Flourish Group Limited” means the British Virgin Islands Company that purchased Honesty Holdings Group Limited and SGOCO (Fujian) Electronic Co., Ltd. from TROOPS in 2011 and 2014, in what is referred to, depending on the context, as the “Sale of Honesty Group” and or the “Sale of SGOCO (Fujian)”, respectively;
●	“Apiguru” means Apiguru Pty Ltd., an Australia limited company and wholly owned subsidiary of Giant Financial Services Limited;
●	“Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;
●	“Boca” means Boca International Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International;
●	“CSL” or “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.;
●	“Convertible notes” refer to a series convertible notes we issued between June and September, 2015;
●	“Convertible notes 2024” refer to convertible notes we issued during 2024;
●	“FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane;
●	“FTF” or “FOR THE FUTURE” means FOR THE FUTURE, Inc., a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;
●	“Suns Tower” means Suns Tower Limited, was changed name from First Asia Tower Limited in May 6, 2020, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;
●	“Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;

●	“GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of TROOPS;
●	“Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of TROOPS, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;
●	“Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;
●	“PRC” or “China” means the People’s Republic of China;
●	“Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;
●	“Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;
●	“Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;
●	“SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;
●	“SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SGOCO (Fujian) transaction described above;
●	“SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of TROOPS;
●	“SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International;
●	“Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this annual report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market;
●	“Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited;

●	“TROOPS”, “we,” “us,” “our,” “the company,” or “our company” means TROOPS, Inc., a company incorporated under the laws of the Cayman Islands, and, in the context of describing TROOPS, Inc.’s operation and business, its consolidated subsidiaries. TROOPS was previously named SGOCO Group, Ltd, and before that, SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp.;
●	“U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States;
●	“RMB” or “Renminbi” means the legal currency of China;
●	“Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky; and
●	“11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“Riches Holdings” means Riches Holdings Limited, a Cayman Islands limited company and wholly owned subsidiary of TROOPS;
●	“Riches Advisory” means Riches Advisory Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Holdings Limited;
●	“Riches Property” means Riches Property Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Advisory Limited;
●	“Riches Finance Group” means Riches Finance Group Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Advisory Limited;
●	“Riches Elites” means Riches Elites Technology (Shenzhen) Co., Limited, a company with limited liability incorporated in China and wholly owned subsidiary of Riches Advisory Limited.

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of our Hong Kong subsidiaries are the Hong Kong Dollar, or HKD. The functional currency of our PRC subsidiaries is the RMB. The functional currencies of our Australia subsidiaries are the Australian Dollar, or AUD. Our consolidated financial statements are presented in United States dollars. In this report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB, HKD or AUD to U.S. Dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including trade receivables (expressed in dollars).

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

Transfers of Cash to and from our Subsidiaries

TROOPS, Inc. is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and we also have an indirect wholly-owned subsidiary, Beijing SGOCO with limited past operations in China. but is currently non-operating. On May 31, 2024, TROOPS completed the acquisition of Riches Holdings contemplated by the sale and purchase Agreement entered into by and between the parties in consideration for $13.4 million. Upon completion of the acquisition, Riches Elites (the subsidiary of Riches Holdings) became a PRC operating subsidiary of the Company.

Although other means are available for us to obtain financing at the holding company level, TROOPS, Inc.’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our Hong Kong subsidiaries and to a limited degree, upon dividends paid by our PRC operating subsidiary.

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

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Current PRC regulations permit our PRC operating subsidiary to pay dividends to an overseas subsidiary, for example a subsidiary located in Hong Kong, SGOCO International (HK) Limited, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC operating subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. PRC operating subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In the future, cash proceeds raised from overseas financing activities may be transferred by us to our Hong Kong subsidiaries and to our PRC operating subsidiary via capital contribution, as the case may be. Our PRC operating subsidiary is currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements. In the future, should we establish any variable interest entity (“VIE”) through contractual agreements, we intend to distribute earnings or settle amounts owed under the VIE agreements.

In order for us to pay dividends to our shareholders, we may rely on payments made by our Hong Kong subsidiaries, as well as to a limited degree on payments made from our PRC operating subsidiary to SGOCO, and the distribution of such payments to our overseas subsidiary as dividends from SGOCO International. If any of our Hong Kong subsidiaries or Beijing SGOCO incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

The PRC government also imposes controls on the conversion of Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Certain payments from our PRC operating subsidiary to SGOCO International (HK) Limited are subject to PRC taxes, including business taxes and VAT. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

The following tables set forth selected consolidated financial information for the fiscal year ended December 31, 2024, 2023 and 2022, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this annual report.

Consolidated Statement of Income

(In thousands of U.S. dollars except share and per share data)

	For the Years Ended December 31,
	2024	2023	2022
REVENUES	10,073	3,569	3,875
COST OF REVENUES	(8,132)	(2,793)	(3,053)
GROSS PROFIT	1,941	776	822
General and administrative expenses	(3,956)	(2,754)	(2,189)
Reversal of impairment loss (Impairment loss) of trade receivables	(243)	—	—
Reversal of impairment loss (Impairment loss) of loan and interest receivables	(3,468)	49	973
Reversal of impairment loss (Impairment loss) of other receivables, prepayments and deposits	(2)	127	(3)
Impairment loss of property, plant and equipment	—	—	(139)
Total operating expenses	(7,669)	(2,578)	(1,358)

OPERATING LOSS	(5,728)	(1,802)	(536)

Interest income	10	14	2
Interest expense	—	(62)	(59)
Other income (expense), net	22	(9)	191
Loss on change in fair value of convertible notes	(7,690)	—	—
Total other income (expenses), net	(7,658)	(57)	134

LOSS BEFORE PROVISION FOR INCOME TAXES	(13,386)	(1,859)	(402)
INCOME TAX (EXPENSE) BENEFIT	(27)	140	56
NET LOSS	(13,413)	(1,719)	(346)

Loss per share:
Basic	(0.13)	(0.02)	(0.01)
Diluted	(0.13)	(0.02)	(0.01)

Weighted average shares used in calculating loss per share:
Basic	102,240,818	101,597,998	101,597,998
Diluted	102,240,818	101,597,998	101,597,998

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2024	2023	2022

Total assets	79,185	70,345	69,686
Total liabilities	10,936	9,766	7,482
Total equity	68,249	60,579	62,204

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

Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways GFS and Riches Elites cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.

Any failure, or perceived failure, by GFS and Riches Elites to comply with its privacy policies as communicated to users prior to its collection, use, storage and transfer, and disclosure of their personal data, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against GFS by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, would subject GFS to significant awards, fines, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm GFS’ business. Specifically, this would likely require GFS to change its business practices, and would increase the costs and complexity of compliance. In addition, compliance with inconsistent privacy laws may restrict GFS’ and Riches Elites’ ability to provide products and services to its customers.

GFS and Riches Elites may be liable for improper use or appropriation of personal information provided by its customers under the recently promulgated PRC Data Security Law.

As a result of day to day operations GFS and Riches Elites collect and retain customer data, including personal information as its various information technology systems enter, process, summarize and report such data.

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

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that GFS and Riches Elites will comply with such regulations in all respects while providing its services in the PRC, and GFS and Riches Elites may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. GFS and Riches Elites may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

In addition, GFS’ and Riches Elites’ technology infrastructure and services, including its service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As GFS’ and Riches Elites’ technology infrastructure and services expand and become increasingly complex, it faces increasingly serious risks to the performance and security of its technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. GFS and Riches Elites also needs to continuously enhance its existing technology. Otherwise, GFS and Riches Elites face the risk of its technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of GFS’ and Riches Elites’ platform and services, which would materially and adversely affect its business and reputation.

Security breaches and attacks against GFS’ and Riches Elites’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.

GFS’ and Riches Elites’ cybersecurity measures may not detect, prevent or control all attempts to compromise its systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by GFS’ and Riches Elites’ systems or that GFS and Riches Elites otherwise maintain. Breaches of GFS’ and Riches Elites’ cybersecurity measures could result in unauthorized access to GFS’ and Riches Elites’ systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to its business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against GFS and Riches Elites or its third-party service providers, there can be no assurance that GFS and Riches Elites will be able to anticipate, or implement adequate measures to protect against, these attacks.

GFS and Riches Elites are likely to be subject to these types of attacks, breaches and data leakage. In addition, GFS and Riches Elites could be subject to an attack, breach or leakage which GFS and Riches Elites do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. GFS and Riches Elites are unable to avert these attacks and security breaches, it could be subject to significant legal and financial liability and its reputation would be harmed. GFS and Riches Elites may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target GFS and Riches Elites, its users, customers, key service providers or other participants in its platform or the communication infrastructure on which it depends. Cybersecurity breaches would not only harm GFS’ and Riches Elites’ reputation and business, but also could materially decrease its revenue and net income.

The successful operation of GFS’ and Riches Elites’ business depends upon the performance, reliability and security of the internet infrastructure in the countries in which it operates.

GFS’ and Riches Elites’ business depend on the performance, reliability and security of the telecommunications and internet infrastructure in the countries in which it operates.

The failure of telecommunications network operators to provide GFS and Riches Elites with the requisite bandwidth could also interfere with the speed and availability of GFS’ and Riches Elites’ websites and mobile apps. GFS and Riches Elites has no control over the costs of the services provided by the telecommunications operators. If the prices that GFS and Riches Elites pay for telecommunications and internet services rise significantly, GFS’ and Riches Elites’ margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user base may decrease, which in turn may significantly decrease its revenues.

Moreover, if the security of domain names is compromised, GFS and Riches Elites will be unable to use the domain names in its business operations, which could materially and adversely affect its business operations, reputation and brand image. If GFS and Riches Elites fail to implement adequate encryption of data transmitted through the networks of the telecommunications and internet operators GFS and Riches Elites rely upon, there is a risk that telecommunications and internet operators or their business partners may misappropriate GFS’ and Riches Elites’ data, which could materially and adversely affect GFS’ and Riches Elites’ business operations and reputation.

GFS’ and Riches Elites’ platform could be disrupted by network interruptions.

GFS’ and Riches Elites’ platform depend on the efficient and uninterrupted operation of its computer and communications systems. System interruptions and delays may prevent GFS and Riches Elites from efficiently processing the volume of transactions on the businesses GFS and Riches Elites operate.

GFS and Riches Elites may experience in the future system interruptions and delays that render websites, mobile apps and services temporarily unavailable or slow to respond. Despite any precautions GFS and Riches Elites may take, the occurrence of a natural disaster or other unanticipated problems at its facilities, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems, computer viruses or human errors, could result in delays in or temporary outages of GFS’ and Riches Elites’ platforms or services, loss of its, consumers’ and customers’ data and business interruption for GFS and Riches Elites and its customers. Any of these events could damage GFS’ and Riches Elites’ reputation, significantly disrupt its operations and subject it to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect GFS’ and Riches Elites’ business, financial condition and results of operations.

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

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in Hong Kong, in particular the risk of monetary and fiscal policies to address inflation, businesses in Hong Kong are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in trade receivables aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

FAF and Giant Credit are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As of December 31, 2024 and 2023, loan and interest receivables, net of provision for loan losses owed from our customers to FAF and Giant Credit amounted to approximately $13.59 million and $19.68 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loan and interest receivables, which in turn may adversely affect our financial position and profitability.

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

As of March 5, 2025, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,101 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

FAF and Giant Credit may face regulatory hurdles in the future in connection with its lending business.

FAF and Giant Credit have been providing high-quality personal loans and corporate loans to its customers since it first obtained their money lenders license in 2011 and 2016, respectively. The Hong Kong Monetary Authority continues to impose stringent policies and prudential measures on property mortgage loans provided by authorized financial institutions in Hong Kong, which creates additional hurdles for the public who are looking for mortgages to satisfy their financial needs.

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

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2024 and 2023, revenue generated from our investment properties constituted $0.97 million and $1.07 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and annual report.

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

If we fail to keep our fintech services technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.

Our fintech services technology is critical to our business operations. In order to remain competitive, our fintech services technology is under continuous development and upgrade pressure. If we fail to keep our fintech services technology updated as needed or as fast as our competitors or in a cost-effective manner, we may lose our competitiveness against our competitors. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

We may fail to protect our fintech services products from cyber-attacks, which may adversely affect our reputation, customer base and business.

Our fintech services products are used by our customers to process their data. Despite our efforts to safeguard the information of our customers, system malfunctions, employee errors, misconducts or other factors may still occur, which may lead to Internet security emergency. Our fintech services products are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in the operations of our fintech services products. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

A portion of our revenue is generated from financial and insurance advisory services in cooperation with licensed companies.Cooperation with third parties subject us to risks.

We provide various services including providing financial and insurance advisory services in cooperation with licensed companies.Collaboration with these licensed companies is subject to risks, some of which are outside our control. We could experience delays to the extent that the licensed companies do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement with these licensed companies. Termination of our relationship with these licensed companies could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to provide financial and insurance advisory services. Our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

Furthermore, if the licensed companies cannot continue to offer these financial and insurance products, or if the popularity of these products declines, and we are unsuccessful in increasing sales or retain existing insurance or financial product customers, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

A portion of our revenue is generated from providing consultation services on foreign immigration schemes, as well as overseas education advisory and application services. Any change in immigration policies and overseas education requirements can affect our revenue and results of operations.

We provide various consultation services on foreign immigration schemes and overseas education requirements. These immigration schemes and overseas education requirements are subject to change with little or no advance notice, and are beyond our control. Popularity of these immigration scheme or overseas education providers may also decline, and should current immigration schemes become unavailable or lose popularity, or should there be a lack of favorable foreign immigration schemes or increase in overseas education application requirements, our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

A portion of our revenue is generated from providing property agency services. Economic volatility and market uncertainty may impact demand for the property market, potentially affecting our revenue streams and profitability.

Riches provides property agency services by connecting clients to professional consultants through its mobile application. Economic volatility and market uncertainty may impact demand for the property market, potentially affecting our revenue streams and profitability. Our success relies on the demand for properties, which can be influenced by macroeconomic factors, market trends, and geopolitical events. Economic downturns, or shifts in consumer preferences could lead to decreased demand for various properties, affecting our ability to attract clients. Additionally, fluctuations in interest rates, inflation, or currency exchange rates may impact investment decisions, potentially reducing the number of clients for the company’s services. Moreover, unforeseen events such as natural disasters, global pandemics, or regulatory changes could further affect our revenue potential. As such, we may face challenges in maintaining consistent revenue streams and profitability, particularly during periods of economic uncertainty or market volatility.

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

Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

On December 28, 2021 the CAC, the NDRC, and several other administrations jointly adopted and published the new Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than 1 million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. Given that, as of the date of this Report, (i) we and one of the PRC subsidiaries is operating an online application, which we collect personal information through any online platforms in our business operations; (ii) we and our PRC subsidiaries have not been notified by any authorities of being classified as critical information infrastructure operators; and (iii) we and our PRC subsidiaries have not been involved in any investigations initiated by the CAC or any other competent authorities, nor have we received any inquiry, notice, warning, or sanction in such respect, we believe that we are not subject to cybersecurity review.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. According to the Trial Measures, our IPO will be identified as an indirect overseas issuance and listing by the CSRC, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures. We may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC. As of the date of this Report, we have submitted our filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures, and approval from CSRC was obtained by the Company on March 7, 2024.

As of the date of this Report, except for the filing required by the CSRC, our listing on the Nasdaq Capital Market. is not subject to the review nor prior approval of the CAC. However, due to the possibility that laws, regulations, or policies in the PRC could change in the future, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, the legal consequences arising from this could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such Shares to significantly decline or become worthless.

Given recent statements by the PRC government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our corporate structure and having part of our operations in China, as well as changes in China’s economic, social conditions or government policies could have a material adverse effect on our business and operations.

Our PRC subsidiaries’ operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in the PRC generally. In addition, the Chinese government plays a significant role in regulating industry development by imposing industrial policies. The Chinese government also has significant impact on the PRC’s economic growth through guiding resource allocation, standardizing payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material effect on the overall economic growth of the PRC. Such changes could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by future laws or regulations which impose restrictions on capital investments or changes in tax regulations. In addition, changes of policies like interest rate adjustment in the PRC, may also adversely affect our business and operating results.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

Our PRC subsidiaries has been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

As of the date of this Report, the Company has estimated that it has outstanding contributions of social security premium and housing funds based on the actual wages of eligible employees.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment.

As of the date of this Report, our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and our PRC subsidiaries may be adversely affected.

The interpretation and implementation of labor-related laws and regulations are also still evolving, we cannot assure you that our employment practice will not further violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations in the future, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

In the event that we decide to terminate some of our PRC employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, the State Administration of Taxation (the “SAT”), has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, should our employees working in China be granted restricted shares or exercise any stock options they receive in the future, they will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China and you may experience difficulties in enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

It may be difficult, cumbersome, and time-consuming to deliver legal process documents to our PRC subsidiaries from outside of mainland China. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

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

As of the date of this report, none of our subsidiaries have ever issued any dividends or distributions to the holding company or their respective shareholders outside of Hong Kong and China. In the future, cash proceeds raised from overseas financing activities may be transferred by us from our Hong Kong subsidiaries to Riches Elites via capital contribution, as the case may be. Beijing SGOCO and Riches Elites are currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements.

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

In order for us to pay dividends to our shareholders, in the future we may rely on payments made by our Hong Kong subsidiaries, as well as to a limited degree on payments made from Beijing SGOCO and Riches Elites to TROOPS, and the distribution of such payments to our overseas subsidiary as dividends from SGOCO International. If any of our Hong Kong subsidiaries, Beijing SGOCO or Riches Elites incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

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

The PRC government imposes controls on the conversion of Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Certain payments from the Beijing SGOCO and Riches Elites to SGOCO International (HK) Limited and Riches Advisory Limited are subject to PRC taxes, including business taxes and VAT. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, there can be no assurance that the PRC tax authorities will take a view that is not contrary to our opinion. If our company was considered as a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s relevant laws. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators shall also be subject to the current PRC laws.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities or the authorized local banks in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with the relevant market supervisory authorities and local banks authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiary, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Political risks associated with conducting business in Hong Kong.

Our headquarters is based in Hong Kong and we have operations in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we maintain substantial operations in Hong Kong, especially through Giant Credit. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Giant Credit and the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

To regain compliance with the minimum, bid price requirement, the Company must have a minimum, closing bid price of $1.00 or more for a minimum of ten consecutive business days during a 180-day compliance period. If compliance does not occur within the applicable 180-day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff’s determination to delist its securities to a Hearing Panel. During any appeal process, the Company’s ordinary shares would continue to trade on the NASDAQ Capital Market.

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

We have effected a 1 - for - 4 reverse stock split of our authorized ordinary shares, accompanied by a corresponding decrease in our issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in Public of Seychelles.

On July 31, 2024, TROOPS formed FOR THE FUTURE, Inc., a limited liability company registered in Public of Seychelles.

Acquisition and sale of Honesty Group

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

Acquisition of Riches Holdings

On January 24, 2024, TROOPS entered into a letter of intent with LIANTENG LIMITED to acquire all of the issued share capital of Riches Holdings, which holds several subsidiaries in Hong Kong and China. These subsidiaries provide various services, including i) financial and insurance advisory services in cooperation with licensed companies, ii) immigration consultation services on foreign immigration schemes, iii) overseas education advisory and application services, and iv) property agency services, by connecting clients to professional consultants through its mobile application. Riches, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

On May 9, 2024, TROOPS entered into a sale and purchase agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings, for the consideration of $13,400,000. The consideration shall be satisfied by the TROOPS through the issuance of Convertible Note 2024 to LIANTENG LIMITED for the principal amount of $13,400,000. The Convertible Note 2024 was issued by the TROOPS to LIANTENG LIMITED on May 9, 2024, with a maturity date of May 9, 2029. On May 31, 2024, TROOPS closed its previously announced acquisition of Riches Holdings.

On December 9, 2024, the Company received a notice of conversion from LIANTENG LIMITED to exercise a conversion of US$6,700,000 into 5,473,856 ordinary shares, par value $0.004 per share, of the Company. On December 10, 2024, the Company received a notice of conversion from LIANTENG LIMITED to exercise a conversion of US$6,700,000 into 5,438,312 ordinary shares of the Company. The conversion in aggregate of 10,912,168 ordinary shares was completed on December 11, 2024.

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

Money lending

Giant Credit Limited is a Hong Kong incorporated company which has the money lenders license for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing personal loans and corporate loans to its customers since 2016. Since the commencement of business, Giant Credit Limited has continued to record growth in its personal loans and corporate loans receivables along with satisfactory interest income.

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

Property lease and management

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

Applications, technology & services

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

Riches Elites is a professional financial technology service company that provides the industry with more efficient and in-depth empowerment via the use of its Application (FinNet). It currently has more than 200,000 registered users and acts as a pioneer of the paid membership model in the industry. Such model has substantially increases the depth of empowerment and greatly enhances user stickiness, hence a win-win relationship.

Consultancy services for insurance products

Riches Finance Group Limited is a professional market service organization that supports the insurance and financial management industry of the Greater China with top marketing training, product analysis and various industry exhibition support services. The company empowers over 3,000 outstanding industry consultants and more than 100 insurance and financial institutions.

Advisory and referral services

Riches Advisory Limited is a professional comprehensive consulting and service intermediary that provide professional services to the Chinese Mainland and Hong Kong markets involve four major areas 1)Education Consultation and Planning, 2) Study Abroad Application Services, 3) Immigration Services and 4) Referral of Business Services to customers and business partners.

TROOPS Products

Our current product lines on sale include:

1.	Money lending
2.	Property lease and management
3.	Applications, technology & services
4.	Consultancy services for insurance products
5.	Advisory and referral services

Marketing and Branding

●	Money lending: We enhance our brand reputation by providing contactless and online service platform to make business safer and more convenient. We also promote our image as an innovative market leader through our user-friendly app for seamless loan applications. Our market position and reputation are also secured by extensive word-of-mouth and referrals through our participation in various business and professional associations.
●	Property lease and management: We further enhance our group’s reputation as a socially responsible and caring enterprise by setting up sanitation stations, performing regular disinfection and providing 24/7 concierge service. Leaflets and promotional materials are also placed in office premises and on our website to raise hygiene awareness. In addition, we continue to offer attractive and competitive rates for our tenants during the pandemic, keeping the occupancy rate in our investment properties above 90%. We also provide residents and new immigrants in Hong Kong with comprehensive and professional services in sales and purchases of property, as well as leasing.
●	Applications, technology & services : We build our brand image by assisting our clients by rendering their financial products and services to the registered users via our mobile application. We also provide API consulting services which help our clients to increase efficiency, optimize productivity, and develop integration channels that leverage opportunities for generating new revenue sources. Moreover, we provide the industry with more efficient and in-depth empowerment via the use of its application (FinNet). It currently has more than 200,000 registered users and acts as a pioneer of the paid membership model in the industry. Such model has substantially increased the depth of empowerment and greatly enhanced user stickiness, hence a win-win relationship.
●	Consultancy services for insurance products: We support the insurance and financial management industry of the Greater China with top marketing training, product analysis and various industry exhibition support services.
●	Advisory and referral services: We act as a professional comprehensive consulting and service intermediary by providing professional services to the PRC and Hong Kong markets involve four major areas, i) education consultation and planning, ii) study abroad application services, iii) immigration services, iv) business services.

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

D. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this annual report:

E. Property, plant and equipment.

TROOPS’ property, plant and equipment are mainly held by the following subsidiaries:

Giant Credit holds property, plant and equipment in Hong Kong with a carrying value of $0.55 million as of December 31, 2024.

11 Hau Fook Street holds property, plant and equipment in Hong Kong with a carrying value of $2.14 million as of December 31, 2024.

Suns Tower holds property, plant and equipment in Hong Kong with a carrying value of $41.34 million as of December 31, 2024.

Vision Lane holds property, plant and equipment in Hong Kong with a carrying value of $0.88 million as of December 31, 2024.

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

Overview

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate rental income, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) consultancy services primarily in relation to insurance referral to insurance brokers and (e) advisory and referral services in relation to the application of migration, education and visa renewal to its customers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

TROOPS Products

Our current product lines on sale include:

1.	Money lending
2.	Property investment
3.	Applications, technology & services
4.	Consultancy services for insurance products.
5.	Advisory and referral services

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

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in Republic of Seychelles.

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

On May 9, 2024, TROOPS entered into a Sale and Purchase Agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings Limited, a company incorporated under the laws of Cayman Islands. Riches Holdings Limited consists of a group of subsidiaries specialized in provision of advisory, consultancy and referral services for various products and services through its unique mobile application (FinNet).

On July 31, 2024, TROOPS formed FOR THE FUTURE, Inc., a limited liability company registered in Republic of Seychelles. FOR THE FUTURE, Inc. offers a unique online platform and issues its own cryptocurrency, i.e. FTF token, enabling users to bid for products and services with FTF tokens through a user - friendly mobile application (FTF).

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

Trademarks of GFS	10 years
Service Contracts of GFS	1 year
Non-competition agreements of Apiguru	3 years
Customer relationship of Riches Holdings	10 years

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

Goodwill arises from the following reporting units: the financial technology solutions, services and the money lending services, applications, technology & services, consultancy services for insurance products and advisory and referral services. The Company performs its annual impairment tests on December 31 of each year.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2024 and 2023.

Trade receivables

The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful trade receivables based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The trade receivables was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Net allowance of $243 and $nil was required as of December 31, 2024 and 2023. The trade receivables is required to be written off when a determination is made that it is uncollectible.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2024 and 2023 there was $10 and $8 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loan receivables, net

Loan receivables primarily represents loan amounts due from customers. Loan receivables are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loan receivables as of reporting date. As of December 31, 2024 and 2023, there was $5,491 and $2,023 allowance for uncollectible loan receivables, respectively. Management believes that the remaining loan receivables are collectible.

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

Interest receivables

Interest receivables are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

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

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. The details of related party transactions during the years ended December 31, 2024 and 2023 and balances as of December 31, 2024 and 2023 are set out in Note 14.

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2024, and 2023 and 2022 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Applications, technology & services

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Maintenance and support type service income is recognized separately from the main contract since such service was not treated as performance obligation of the contract. Revenue on application membership services is recognized over time by reference to the whole contracted membership period.

Interest on loan receivables

Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivables. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income on impaired loan receivables is recorded when cash payment for interest is received by the Company.

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

Consultancy services for insurance products

The Group provides consultancy services primarily in relation to insurance referral to insurance brokers. Revenue is recognized at a point in time when the cool-off period ends, and the consultancy and referral services are considered complete.

Advisory and referral services

The Group provides services in relation to the application of migration, education and visa renewal to its customers. Revenue is recognized at a point in time when relevant applications are approved.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition	2024	2023	2022
Revenue by recognition over time	$4,431	$3,569	$3,875
Revenue by recognition at a point in time	5,642	—	—
	$10,073	3,569	3,875

	Year ended December 31,
Revenue by major product line	2024	2023	2022
Interest on loans	$3,308	$2,313	$2,451
Property lease and management	1,780	1,069	1,106
Applications, technology & services	151	187	318
Consultancy services for insurance products	4,478	—	—
Advisory and referral services	356	—	—
	$10,073	3,569	3,875

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from customer. The amount recognized that was included in the balance at the beginning of the year was $87 and $nil for the years ended December 31, 2024 and 2023.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office, receipt in advance related to advisory and referral services, and application membership fee. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2024, 2023 and 2022:

Contract
liabilities
Balance as of January 1, 2022	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13
Revenue recognized from beginning contract liability balance	(13)
Advances received from customers related to unsatisfied performance obligations	148
Balance as of December 31, 2024	$148

The contract liabilities were grouped into other payables and accrued liabilities (note 11).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2024, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC, Hong Kong (a special administrative region of PRC) and Australia. The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2024, 2023 and 2022, the Company has not incurred any interest related to income taxes. Our Australia entities did not have tax liability as of December 31, 2024. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2019 to 2024 and December 31, 2022 to 2024 in Hong Kong and PRC are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.19 and RMB7.08 to $1.00 at December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2024, 2023 and 2022 were RMB7.12, RMB6.56, and RMB6.73 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD0.62 and AUD0.68 to $1.00 as of December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2024, 2023 and 2022 were AUD0. 66, AUD0.66 and AUD0.70 to $1.00, respectively.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2024 and 2023

Revenue

Our sales were $10.07 million for the year ended December 31, 2024, which increased by $6.50 million, or 182.2% from $3.57 million in the year ended December 31, 2023. During the year ended December 31, 2024, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.78 million, compared to income of $1.07 million in 2023. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $3.31 million in 2024, compared to $2.31 million in 2023. We through GFS and Apiguru earned financial technology solutions and services income of $0.15 million in 2024, compared to income of $0.19 million in 2023. We through Riches Finance Group Limited earned consultancy services income for insurance products of $4.48 million in 2024. We through Riches Advisory and Riches Property earned advisory and referral service income of $0.36 million in 2024.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

(In thousands of U.S. dollars)

	Year ended December 31,
Revenue by recognition	2024	2023
Revenue by recognition over time	$4,431	$3,569
Revenue by recognition at a point in time	5,642	—
	$10,073	3,569

	Year ended December 31,
Revenue by major product line	2024	2023
Interest on loans	$3,308	$2,313
Property lease and management	1,780	1,069
Applications, technology & services	151	187
Consultancy services for insurance products	4,478	—
Advisory and referral services	356	—

	$10,073	3,569

Cost of revenues

For the year ended December 31, 2024, cost of revenues increased by $5.34 million, or 191.2%, to $8.13 million from $2.79 million for the year ended December 31, 2023. Our cost of revenues mainly includes commission paid from money lending service, consultancy services for insurance products, advisory and referral services which were $5.42 million and $0.45 million for the year ended December 31, 2024 and 2023, respectively.

Gross profit

Our gross profit were $1.94 and $0.78 million in 2024 and 2023.

General and administrative expenses

General and administrative expenses amounted to approximately $3.96 million for the year ended December 31, 2024, $1.20 million or 43.6% more than $2.75 million for the previous fiscal year. This increase was mainly because staff salary and benefit, legal and professional fees incurred $1.49 million and $0.98 million in 2024, compared to $1.02 million and $0.64 million in 2023.

General and administrative expenses include staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Impairment loss of trade receivables

Impairment loss of trade receivables based on historical experience and an estimate of collectability of trade receivables. Our impairment losses for trade receivables were $0.24 million in 2024, compared to $nil in 2023.

Impairment loss (reversal of impairment loss) of loan and interest receivables

Impairment loss (reversal of impairment loss) of loan and interest receivables based on historical experience and an estimate of collectability of the loan receivables and interest receivables. Our impairment losses for loan losses and interest receivables were $3.47 million in 2024, compared to reversal of impairment loss of $0.05 million in 2023.

Impairment loss (reversal of impairment loss) of other receivables, prepayments and deposits

Our impairment loss of other receivables, prepayments and deposits of $0.01 million in 2024, compared to reversal of impairment loss of $0.13 million in 2023.

Loss on change in fair value of convertible notes

The loss on change in fair value of convertible notes was $7.69 million and $nil in 2024 and 2023, respectively. The loss on change in fair value of convertible notes was due to conversion in aggregate of 10,912,168 ordinary shares on December 12, 2024.

Income tax expense (benefit)

Income tax expense was $0.03 million in the fiscal year of 2024, compared to income tax benefit of $0.14 million in the fiscal year of 2023. Income tax benefit in 2023 was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities in 2024 and 2023 were subject to the statutory PRC enterprise income tax rate of 25.0%. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, one of the PRC subsidiaries enjoy referential income tax policies for the small and low profit enterprises in 2024 and 2023. The net tax loss attributable to those PRC entities, if any, can only be carried forward for a maximum period of five years, through 2028. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2024 was $13.41 million, as compared to $1.72 million for 2023.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

(In thousands of U.S. dollars)

	Year ended December 31,
Revenue by recognition	2023	2022
Revenue by recognition over time	$3,569	$3,875
	$3,569	3,875

	Year ended December 31,
Revenue by major product line	2023	2022
Interest on loans	$2,313	$2,451
Property lease and management	1,069	1,106
Financial technology solutions and services	187	318

	$3,569	3,875

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

General and administrative expenses

General and administrative expenses amounted to approximately $2.75 million for the year ended December 31, 2023, $0.56 million or 25.8% more than $2.19 million for the previous fiscal year. This increase was mainly because IT consultancy and support services expenses incurred $0.40 million in 2023 compared to $0.11 million in 2022.

General and administrative expenses include staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Reversal (Impairment loss) of loan and interest receivables

Provision for loan losses and interest receivables based on historical experience and an estimate of collectability of the loan receivables and interest receivables. Our reversal of provision for loan losses and interest receivables was $0.05 million in 2023, compared to $0.97 million in 2022.

Reversal (Impairment loss) other receivables, prepayments and deposits

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

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2024, we held $5.17 million in cash and cash equivalents and had working capital of $13.64 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

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

A summary of the sources and uses of cash and cash equivalents is as follows:

(In thousands of U.S. dollars)

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$1,955	$(6,538)	$(368)
Net cash provided by (used in) investing activities	492	4,779	(156)
Net cash provided by (used in) financing activities	(384)	1,923	—
Effect of exchange rate on cash	(3)	(1)	(6)
INCREASE (DECREASE) IN CASH	2,060	163	(530)

Operating Activities

Net provided by operating activities was $1.96 million for the year ended December 31, 2024, the increase in cash was primarily as a result of (i) decrease in loan receivables of $2.62 million, and (ii) non-cash depreciation and amortization, impairment loss of trade receivables, impairment loss of loan and interest receivables, impairment loss of other receivables, prepayments and deposits, and loss on change in fair value of convertible notes in total of $13.61 million, and (iii) increase in deferred revenue of $0.09 million, and (iv) increase in account payables of $0.28 million, (v) increase in taxes payable of $0.27 million, (vi) change in other receivables and prepayments of 0.01 million; The increase was partially offset by (i) net loss of $13.41 million, and (ii) change in deferred income taxes of $0.26 million, and (iii) increase in trade receivables of $0.50 million, (iv) increase in interest receivables of $0.12 million, (v) change in other payables and accrued liabilities of $0.62 million;

Net cash used in operating activities was $6.54 million for the year ended December 31, 2023, the decrease in cash was primarily as a result of (i) net loss of $1.72 million, and (ii) change in loan receivables of $7.08 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in customer deposit of $0.08 million, (v) increase in others receivables, prepayments and interest receivables of $0.15 million, and (vi) change in tax payable of $0.21 million; The decrease was partially offset by (i) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.94 million, and (ii) increase in other payables and accrued liabilities of $1.02 million.

Net cash used in operating activities was $0.37 million for the year ended December 31, 2022, the decrease in cash was primarily as a result of (i) net loss of $0.35 million, and (ii) change in loan receivables of $0.94 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in other payables and accrued liabilities of $0.35 million; The decrease was partially offset by (i) increase in customer deposit of $0.09 million, (ii) increase in others receivables, prepayments and interest receivables of $0.07 million, and (iii) non-cash depreciation and amortization, share-based compensation, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.14 million, and (iv) change in tax payable of $0.22 million.

Investing Activities

Net cash provided by investing activities was $0.49 million for the year ended December 31, 2024, primarily as a result of proceeds from acquisition of subsidiaries, net of cash acquired of 0.74 million, and offset by purchase of property and equipment of $0.25 million.

Net cash provided by investing activities was $4.78 million for the year ended December 31, 2023, primarily as a result of proceeds from refund of deposit for acquisition of a subsidiary of $5.00 million.

Net cash used in investing activities was $0.16 million for the year ended December 31, 2022, primarily as a result of purchase of property and equipment.

Financing Activities

Net cash used in financing activities was $0.38 for the year ended December 31, 2024. The decrease in cash was primarily due to repayment to loan due to a shareholder, net of $0.38 million.

Net cash provided by financing activities was $1.92 for the year ended December 31, 2023. The increase in cash was primarily due to proceeds from loan due to a shareholder of $1.92 million.

Net cash used in financing activities was $nil for the year ended December 31, 2022.

As of December 31, 2024, we had cash of $5.17 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2024, we had the following debts: (i) the amount due to a shareholder $1.54 million; and (ii) advances from other party and unrelated parties totaled $0.55 million (Refer to Note 11 to the financial statements).

Related Party Balances and Transactions

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s director, Rui Wu
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% of our ordinary shares).

a.	Trade receivables from related party

As of December 31, 2024 and 2023, the balance of trade receivables from related party was as follows:

	2024	2023
Riches Credit Insurance Brokerage Limited	$431	$—

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2024 and 2023 no balances of due from the related party.

c.	Accounts payable to related party

As of December 31, 2024 and 2023, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2024, $0.76 was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2024 and 2023.

	2024	2023
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$3,054	$—

(1)	For the year ended December 31, 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2024, and their maturity profile:

(In thousands of U.S. dollars)

	Payment Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Amount due to a shareholder	$1,538	$1,538	$—	$—	$—
Advances from unrelated parties	547	547	—	—	—
Total	$2,085	$2,085	$—	$—	$—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position
Damian Thurnheer	47	Chief Executive Officer and President
Tommy Wing Ling Lui	49	Chief Technology Officer
Chung Hang Lui	32	Chief Financial Officer
Tony Zhong	41	Vice President of Finance
Rui Wu	36	Director
Jason Che Wai Au(1)(2)(3)	45	Independent Director
Yong Li Huang(2)(3)	39	Independent Director
Wood Shing Kei Sze(1)(2)	45	Independent Director
Wang Tai Dominic Li(1)(3)	41	Independent Director
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

On June 24, 2024, the Board of Directors of the Company approved Mr. Thurnheer’s resignation as Director and appointment as President and Chief Executive Officer of the Company, effective on June 24, 2024.

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

Tony Zhong has been our Vice President of Finance since January 1, 2014. Mr. Zhong joined our Company in September 2011 as a finance manager. From 2007 to 2011, Mr. Zhong served as a financial manager of China Hydroelectric Corporation, a company engaging in developing and operating small hydroelectric power projects in China. From 2005 to 2006, Mr. Zhong served as audit associate at KPMG International Limited in Beijing, a public accounting company. Mr. Zhong obtained a Bachelor of Arts degree in Finance, Accounting and Management from Nottingham University and a Bachelor of Science degree in Applied Accounting from Oxford Brooks University in the United Kingdom in in July 2005 and October 2015, respectively. Mr. Zhong has been a chartered global management accountant and was admitted as a fellow of the Chartered Institute of Management Accountants in December 2018. Mr. Zhong was also admitted as a fellow of the Institute Public Accountant in Australia and a fellow of the Institute of Financial Accountants in United Kingdom in October 2020. In addition, Mr. Zhong was admitted as a Fellow Certified Practising Accountant (Australia) in October 2024.

Rui Wu has been our Director since June 24, 2024. From September 2012 to September 2016, Mr. Wu served as Assistant Associate Director at Convoy Financial Group Ltd., one of the largest financial advisory firms over the past two decades in Hong Kong. From October 2016 to September 2017, Mr. Wu served as COO at Reliable Wealth Management Ltd., associated with more than 200 insurance channels across Mainland China and Hong Kong. Mr. Wu is one of the founders of Riches Holdings Limited and served as CEO since October 2017. Riches Holdings Limited is currently a wholly-owned subsidiary of the Company. He plays a critical role in managing Riches Holdings Limited’s major business lines including financial advisory, education and immigration services, property agency services and FinTech app development. Mr. Wu obtained a Bachelor of Integrated Financial Engineering and Management of International Business degree with full scholarship from The Chinese University of Hong Kong in 2012.

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

For the year ended December 31, 2024, the aggregate cash compensation paid to our executive officers was approximately $0.23 million.

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

Clawback Policy

On November 17, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy. For the year ended December 31, 2024, we have not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2024, we had 42 full-time employees, all of which are management and administrative staff members. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership.

The following tables sets forth information, as of April 23, 2025, regarding the beneficial ownership of our ordinary shares by:

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

The calculations in the table below are based on 112,510,166 ordinary shares issued and outstanding as of April 23, 2025.

	Number	Percent
Directors and Executive Officers:
Rui Wu	—	*
Tommy Wing Ling Lui	—	*
Chung Hang Lui	—	*
Yong Li Huang	—	*
Jason Che Wai Au	—	*
Wang Tai Dominic Li	—	*
Wood Shing Kei Sze	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (8 persons)	559,581	*

Over 5% Shareholders:
Prime Ocean Holdings Limited (1)	29,000,000	25.8%
Leung Iris Chi Yu	23,132,500	20.6%
LIANTENG LIMITED (2)	10,912,168	9.7%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms. Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.
(2)	LIANTENG LIMITED, a corporation duly organized and existing under the laws of British Virgin Islands, is beneficially owned by Mr. Chan Chun Kin. The business address of LIANTENG Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Balances and Transactions.

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s director, Rui Wu
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% of our ordinary shares).

a.	Trade receivables from related party

As of December 31, 2024 and 2023, the balance of trade receivables from related party was as follows:

	2024	2023
Riches Credit Insurance Brokerage Limited	$431	$—

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2024 and 2023 no balances of due from the related party.

c.	Accounts payable to related party

As of December 31, 2024 and 2023, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2024, $0.76 was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2024 and 2023.

	2024	2023
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$3,054	$—

(1)	For the year ended December 31, 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

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

Trial commenced on March 5, 2024 and ended on August 27, 2024. The judgement is still pending from the High Court as of the date of this report. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2024, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time. But, this conclusion is based in part on our treating the “other receivable” on our balance sheet not as a passive asset for PFIC purposes on the ground that it is an installment note on the sale of stock of an affiliate company that held assets that had been actively used in our manufacturing business.

We believe this conclusion is proper. But, because the matter is not certain, there is no guarantee that the IRS in an audit would agree. If the IRS did not agree, we would likely be treated as a PFIC for both 2024 and 2023.

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

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

●	Credit risk on loan receivables

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk on loan receivables is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Company requires collateral primarily in the form of rights to property.

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

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Company’s loan receivables and interest receivables are within the scope of ASC Topic 326.

The provision for loan losses of $3.47 million, and reversal of provision for loan losses of $0.05 million and $0.97 million was recognized for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s trade receivables, loan receivables, interest receivables and other receivables and prepayments are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2024, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loan receivable, net of provision for loan losses, from the money lending business in a total amount of $13.59 million (“Principal”) and $0.16 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivables are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$2,023	$2,072
Provisions for doubtful accounts
Personal loans	371	51
Corporate loans	3,144	236
Write offs	—	—
Recoveries of amounts previously charged off	(47)	(336)
Balance as of December 31	5,491	2,023

As of December 31, 2024, the loan receivables due from 2 customers accounted for 11% and 31% of total loan receivables. As of December 31, 2024, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2023, the loan receivables due from 2 customers accounted for 17% and 21% of total loan receivables. As of December 31, 2023, no other customer accounted for more than 10% of total loan balance.

Movement of the provision for other receivables and prepayments are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$8	$135
Provisions for doubtful accounts	10	8
Write offs	—	—
Recoveries of amounts previously charged off	(8)	(135)
Changes due to foreign exchange	—	—
Balance as of December 31	10	8

●	Credit risk on trade receivables

Movement of the provision for trade receivables is as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$—	$—
Provisions for doubtful accounts	243	—
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	243	—

As of December 31, 2024, the trade receivables due from 4 customers accounted for 13%, 17%, 20% and 41% of total trade receivables. As of December 31, 2024, no other customer accounted for more than 10% of total trade receivables.

Concentration of customer

Revenue from 1 major customer accounted for 30% of the Company’s total revenues, for the year ended December 31, 2024. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2024.

Revenue from 2 major customers accounted for 23% and 11% of the Company’s total revenues, for the year ended December 31, 2023. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2023.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 16).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

(In thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Hong Kong	10,047	3,442	3,595
Australia	—	127	278
PRC	26	—	—
Total	$10,073	$3,569	$3,873

Concentration of supplier

For the year ended December 31, 2024, there were no suppliers accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2024.

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2023. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2023.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2024 and 2023, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD800,000 to each depositor if the bank which hold eligible deposits fails.

As of December 31, 2024, the Company had $5.17 million cash and bank deposits. The Company held seven bank accounts with total amount of $1.23 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKD, RMB and AUD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD and the transactions of the Company denominated in RMB and AUD are immaterial, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the oversight and involvement of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our management, headed by our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for the establishment and maintenance of adequate internal control over financial reporting, as defined under Rule 13a-15(f) of the Exchange Act. This internal control process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in compliance with U.S. GAAP. The system encompasses policies and procedures that: (i) ensure accurate and fair recording of transactions and asset dispositions, reflecting them in reasonable detail; (ii) provide reasonable assurance that transactions are properly recorded to facilitate the preparation of consolidated financial statements in accordance with U.S. GAAP, and that all receipts and expenditures are authorized by management and the board; and (iii) offer reasonable assurance for the prevention or prompt detection of any unauthorized acquisition, use, or disposal of company assets that may materially impact the consolidated financial statements. A control system, regardless of its design and operation, can only provide reasonable, rather than absolute, assurance that its objectives will be achieved. Due to inherent limitations, internal control over financial reporting may not prevent or detect all material misstatements. Additionally, any projections regarding the effectiveness of our internal control over financial reporting for future periods are subject to the risk that controls may become inadequate due to changes in operating conditions or that adherence to policies and procedures may deteriorate.

Our management, headed by our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation report of the registered public accounting firm

This annual report includes an attestation report of our registered public accounting firm, Audit Alliance LLP, regarding internal control over financial reporting as of December 31, 2024 that appears herein.

Changes in internal control over financial reporting

In 2024, our management focused on establishing a sound and robust internal control system and implemented a series of remediation plans to address the material weaknesses identified by our independent registered public accounting firm in prior years.The key changes in internal control over financial reporting were outlined as followings:

Issue 1: Our inadequate documentation on internal control over financial reporting

Our Implementation Plans: We have developed and enhanced the relevant policies and procedures, ensuring the proper collection of supporting documentation at each stage of the transaction process, from initiation and verification to authorization and recording.

Issue 2: Our maintenance of documentation on operating effectiveness tests of internal control over financial reporting

Our Implementation Plans: We have developed comprehensive documentation, including testing templates for each identified key control, to capture all relevant details and testing results regarding the effectiveness of control operations.

Issue 3: Our limited written documentation on monitoring loan risk assessment on a regular basis

Our Implementation Plans: The loan monitoring procedures have been established, and the corresponding control procedures have been effectively implemented, with proper documentation maintained to support the process.

Issue 4: Our lack of sufficient controls and policies on loan credit risk monitoring in post-loan management, on a regular basis

Our Implementation Plans: Proper control policies and procedures for monitoring loan credit risk in post-loan management have been established and effectively implemented. Supporting documentation has been appropriately maintained to evidence the operating effectiveness of these controls.

Issue 5: Our inadequate control procedures on monitoring expired loans and overdue principal and interest payments

Our Implementation Plans: Enhanced policies and procedures have been developed to monitor expired loans, overdue principal, and interest payments, and have been effectively implemented.

Issue 6: Our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

Our Implementation Plans: The key management of the financial reporting team, all of whom are CPA holders with extensive experience in U.S. financial reporting, received comprehensive U.S. GAAP training and obtain annual certification in U.S. GAAP in 2024. This ensures they remain updated on the latest U.S. GAAP and SEC reporting requirements, ensuring full awareness and compliance with these standards.In addition, the Company has established an appropriate review function and designated proper staff to carry out the review process at the financial reporting level.

As of December 31, 2024, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we concluded that the material weaknesses previously identified in our internal control over financial reporting had been remedied.

Other than those described above, the significant and general weaknesses identified in this assessment have been appropriately addressed, with corrective action plans implemented accordingly. Except as mentioned above, there has been no change to our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders and Board of Directors of TROOPS, Inc.

Opinion on Internal Control over Financial Reporting

We have audited TROOPS, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 30, 2025, expressed an unqualified opinion on those financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Singapore

April 30, 2025

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2024 and 2023.

(In thousands of U.S. dollars)

	2024	2023
Audit Fee	$305	$280
Audit-Related Fees	—	—
Tax fees	—	—
Total	$305	$280

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted the “Statement of Policy Concerning Trading in Company Securities” governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the Company.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage third-party consultants and specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our management team, which includes our directors and chief financial officer. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency.

Our third-party service providers currently comprise IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our management team, the third-party service providers and approved by our management. The board receives reports from our third-party service providers should any irregularities relating to cybersecurity noted.

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
4.15

Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16

Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17

Sale and Purchase Agreement dated April 23, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18

Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19

Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20

Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21

Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22

Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23

Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24

Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25

Sale and Purchase Agreement dated December 23, 2019, by and between TROOPS, Inc. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26

Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

4.27

Sale and Purchase Agreement dated May 9,2024, by and between TROOPS, Inc. and LIANTENG LIMITED in respect of the transfer of share equity of Riches Holdings Limited. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on May 10, 2024)

8.1*	List of Subsidiaries

11.1	TROOPS, Inc.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
97.1	TROOPS, Inc.’s Clawback policy adopted on November 17, 2023 (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F (file no. 001-35016) filed April 30, 2024)
101*

The following financial information from the annual report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

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

TROOPS, Inc

Date: April 30, 2025	By:	/s/ Damian Thurnheer
	Name:	Damian Thurnheer
	Title:	President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TROOPS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TROOPS, Inc. and its subsidiaries (collectively referred as the “Company”) as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 30, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, and other receivables

As described in Note 4 and Note 19 in the financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Company have estimated the reversal of provision for loan losses of $3.468 million, an allowance accrued for CECL of $0.01 million on the prepayments, and other receivables and an allowance accrued for CECL of $0.243 million on the accounts receivables for the year ended December 31, 2024, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Company.

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

Impairment of Property, Plant and Equipment

As described in Note 7 to the financial statements, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in no impairment losses from operations during the year ended December 31, 2024.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2022

Singapore

April 30, 2025

PCAOB ID Number 3487

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(In thousands of U.S. dollars except share and per share data)

	2024	2023

ASSETS
CURRENT ASSETS
Cash	$5,173	$3,113
Trade receivables, net	1,136	2
Loan receivables, net of provision for loan losses of $5,490 and $1,532, respectively	12,612	7,195
Interest receivables	162	41
Other receivables, prepayments and deposits, net of provision for credit losses of $10 and $8, respectively	471	319
Total current assets	19,554	10,670

NON-CURRENT ASSETS
Plant and equipment, net	44,913	46,773
Operating lease right-of-use assets, net	26	4
Intangible assets, net	1,367	29
Long-term loan receivables, net of $1 and $491 provision for loan losses	977	12,484
Goodwill	12,348	385
Total non-current assets	59,631	59,675

Total assets	$79,185	$70,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amount due to a shareholder	$1,538	$1,923
Accounts payable	1,633	—
Other payables and accrued liabilities	1,863	2,278
Deferred Revenue	87	—
Operating lease liability, current	22	4
Customer deposits	5	5
Taxes payable	769	513
Total current liabilities	5,917	4,723

LONG-TERM LIABILITIES
Operating lease liability, non-current	4	—
Non-current Deferred tax liabilities	5,015	5,043
Total non-current liabilities	5,019	5,043
Total liabilities	10,936	9,766

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 112,510,166 and 101,597,998 issued and outstanding as of December 31, 2024 and 2023, respectively	450	406
Additional paid-in-capital	156,815	135,768
Retained earnings (deficit)	(89,011)	(75,598)
Accumulated other comprehensive (loss) income	(5)	3
Total TROOPS, Inc. shareholders’ equity	68,249	60,579
Total liabilities and shareholders’ equity	$79,185	$70,345

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousands of U.S. dollars except share and per share data)

	2024	2023	2022
REVENUES	$10,073	$3,569	$3,875
COST OF REVENUES	(8,132)	(2,793)	(3,053)
GROSS PROFIT	1,941	776	822
OPERATING EXPENSES:
General and administrative expenses	(3,956)	(2,754)	(2,189)
Reversal of impairment loss (impairment loss) of trade receivables	(243)	—	—
Reversal of impairment loss (impairment loss) of loan and interest receivables	(3,468)	49	973
Reversal of impairment loss (impairment loss) of other receivables, prepayments and deposits	(2)	127	(3)
Impairment loss of property, plant and equipment	—	—	(139)
Total operating expenses	(7,669)	(2,578)	(1,358)

OPERATING LOSS	(5,728)	(1,802)	(536)

OTHER INCOME (EXPENSES):
Interest income	10	14	2
Interest expense	—	(62)	(59)
Other income (expense), net	22	(9)	191
Loss on change in fair value of convertible note	(7,690)	—	—
Total other income (expenses), net	(7,658)	(57)	134

LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(13,386)	(1,859)	(402)
INCOME TAX (EXPENSE) BENEFIT	(27)	140	56

NET LOSS	$(13,413)	$(1,719)	$(346)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(8)	—	(5)

COMPREHENSIVE LOSS	$(13,421)	$(1,719)	$(351)

LOSS PER SHARE:
Basic	$(0.13)	$(0.02)	$(0.01)
Diluted	$(0.13)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	102,240,818	101,597,998	101,597,998
Diluted	102,240,818	101,597,998	101,597,998

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousands of U.S. dollars except share data)

					Accumulated
	Ordinary shares		Additional		Other
	Number of		Paid-in	Retained	Comprehensive
	shares	Amount	Capital	Earnings	(Loss) Income	Total
BALANCE, January 1, 2022	101,597,998	$406	$135,643	$(73,533)	$8	$62,524
Equity component of the 2018 Notes	—	—	31	—	—	31
Net loss	—	—	—	(346)	—	(346)
Foreign currency translation adjustment	—	—	—	—	(5)	(5)
BALANCE, December 31, 2022	101,597,998	$406	$135,674	$(73,879)	$3	$62,204
Equity component of the 2018 Notes	—	—	94	—	—	94
Net loss	—	—	—	(1,719)	—	(1,719)
Foreign currency translation adjustment	—	—	—	—	—	—
BALANCE, December 31, 2023	101,597,998	$406	$135,768	$(75,598)	$3	$60,579
Shares issued on conversion of convertible note	10,912,168	44	21,047	—	—	21,091
Net loss	—	—	—	(13,413)	—	(13,413)
Foreign currency translation adjustment	—	—	—	—	(8)	(8)
BALANCE, December 31, 2024	112,510,166	$450	$156,815	$(89,011)	$(5)	$68,249

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousands of U.S. dollars)

	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,413)	$(1,719)	$(346)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,205	2,116	1,970
Impairment loss of property, plant and equipment	—	—	139
Deferred income taxes	(261)	(250)	(252)
Reversal (impairment loss) of trade receivables	243	—	—
Reversal (Impairment loss) of loan and interest receivables	3,468	(49)	(973)
Reversal (Impairment loss) of other receivables, prepayments and deposits	2	(131)	3
Loss on change in fair value of convertible notes	7,690	—	—
Change in operating assets and liabilities
Trade receivables	(501)	(2)	8
Loan receivables	2,622	(7,080)	(941)
Other receivables and prepayments	4	(113)	24
Interest receivables	(121)	(37)	48
Accounts payable	278	—	—
Customer deposits	—	(83)	88
Other payables and accrued liabilities	(616)	1,018	(353)
Deferred Revenue	87	—	—
Taxes payable	268	(208)	217
Net cash provided by (used in) operating activities	1,955	(6,538)	(368)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(251)	(221)	(156)
Proceeds from acquisition of subsidiaries, net of cash acquired	743	—	—
Proceeds from refund of deposit for acquisition of a subsidiary	—	5,000	—
Net cash provided by (used in) investing activities	492	4,779	(156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	—	1,282	—
Repayment of short-term loan	—	(1,282)	—
Repayment of bank borrowings	—	—	—
Proceeds from loan due to a shareholder	385	1,923	—
Repayment of loan due to a shareholder	(769)	—	—
Net cash provided by (used in) financing activities	(384)	1,923	—

EFFECT OF EXCHANGE RATE ON CASH	(3)	(1)	(6)

INCREASE (DECREASE) IN CASH	2,060	163	(530)

Cash and cash equivalent, beginning of year	3,113	2,950	3,480

Cash and cash equivalent, end of year	$5,173	$3,113	$2,950

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$—	$62	$—
Cash paid for income taxes	$35	$318	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible note issued for acquisition of subsidiaries	$13,400	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

On January 24, 2024, the Company entered into a letter of intent with LIANTENG LIMITED to acquire all of the issued share capital of Riches Holdings, which holds several subsidiaries in Hong Kong and China. These subsidiaries provide various services, including i) financial and insurance advisory services in cooperation with licensed companies, ii) immigration consultation services on foreign immigration schemes, iii) overseas education advisory and application services, and iv) property agency services, by connecting clients to professional consultants through its mobile application. Riches, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

On May 9, 2024, the Company entered into a sale and purchase agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings, for the consideration of $13.4million. The consideration shall be satisfied by the TROOPS through the issuance of Convertible Note 2024 to LIANTENG LIMITED for the principal amount of $13.4million. The Convertible Note 2024 was issued by the TROOPS to LIANTENG LIMITED on May 9, 2024, with a maturity date of May 9, 2029. On May 31, 2024, TROOPS closed its previously announced acquisition of Riches Holdings.

Note 2 - Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2024:

	Place incorporated	Ownership percentage
TROOPS, Inc.	Cayman Islands	Parent Company
11 Hau Fook Street Limited	Hong Kong	100%
Apiguru Pty Ltd.	Australia	100%
Beijing SGOCO Image Technology Co., Ltd.	Beijing, China	100%
First Asia Finance Limited	Hong Kong	100%
FOR THE FUTURE, Inc.	Republic of Seychelles	100%
Giant Credit Limited	Hong Kong	100%
Giant Connection Limited	Republic of Seychelles	100%
Giant Financial Services Limited	Samoa	100%
Paris Sky Limited	Marshall Islands	100%
Riches Advisory Limited	Hong Kong	100%
Riches Elite Technology (Shenzhen) Co.,Ltd	Shenzhen, China	100%
Riches Finance Group Limited	Hong Kong	100%
Riches Holdings Limited	Cayman Islands	100%
Riches Property Limited	Hong Kong	100%
SGOCO International (HK) Limited	Hong Kong	100%
Suns Tower Limited
(Formerly known as “First Asia Tower Limited”)	Hong Kong	100%
Vision Lane Limited	British Virgin Islands	100%

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

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

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

Trademarks of GFS	10 years
Service Contracts of GFS	1 year
Non-competition agreements of Apiguru	3 years
Customer relationship of Riches Holdings	10 years

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

Goodwill arises from the following reporting units: the financial technology solutions, services and the money lending services, applications, technology & services, consultancy services for insurance products and advisory and referral services. The Company performs its annual impairment tests on December 31 of each year.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2024 and 2023.

Trade receivables

The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful trade receivables based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The trade receivables was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Net allowance of $243 and $nil was required as of December 31, 2024 and 2023. The trade receivables is required to be written off when a determination is made that it is uncollectible.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2024 and 2023 there was $10 and $8 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loan receivables, net

Loan receivables primarily represents loan amounts due from customers. Loan receivables are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loan receivables as of reporting date. As of December 31, 2024 and 2023, there was $5,491 and $2,023 allowance for uncollectible loan receivables, respectively. Management believes that the remaining loan receivables are collectible.

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

Interest receivables

Interest receivables are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

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

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party balances and transactions. The details of related party balances and transactions during the years ended December 31, 2024 and 2023 and balances as of December 31, 2024 and 2023 are set out in Note 14.

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair values of the Company’s other financial instruments including cash, trade receivables, loan and interest receivables, other receivables, prepayments and deposits amounts, amount due to a shareholder, accounts payable, Other payables and accrued liabilities, deferred revenue, customer deposits and taxes payable are approximated to their recorded values due to their short-term maturities.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

Fair Value
Measurement at
	Carrying Value at	December 31,
	December 31, 2024	2024
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$—	$—	$—	$—

A summary of changes in financial liabilities for the year ended December 31, 2024 was as follows:

Balance at January 1, 2024	$—
Issuance of convertible notes	13,400
Fair value losses on issue date and conversion dates	7,690
Conversion of convertible notes	(21,090)
Balance at December 31, 2024	—

Fair value of the convertible notes is determined using the binomial model using the following assumptions at inception date:

LIANTENG
Convertible note holder	LIMITED
Appraisal Date (Inception Date)	May 31, 2024
Risk-free Rate	4.51%
Applicable Closing Stock Price	$1.56
Conversion Price	$0.8. to $1.92
Volatility	89.90%
Dividend Yield	0%
Credit Spread	8.60%

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2024, and 2023 and 2022 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Applications, technology & services

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Maintenance and support type service income is recognized separately from the main contract since such service was not treated as performance obligation of the contract. Revenue on application membership services is recognized over time by reference to the whole contracted membership period.

Interest on loan receivables

Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivables. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income on impaired loan receivables is recorded when cash payment for interest is received by the Company.

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

Consultancy services for insurance products

The Group provides consultancy services primarily in relation to insurance referral to insurance brokers. Revenue is recognized at a point in time when the cool-off period ends, and the consultancy and referral services are considered complete.

Advisory and referral services

The Group provides services in relation to the application of migration, education and visa renewal to its customers. Revenue is recognized at a point in time when relevant applications are approved.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition	2024	2023	2022
Revenue by recognition over time	$4,431	$3,569	$3,875
Revenue by recognition at a point in time	5,642	—	—
	$10,073	3,569	3,875

	Year ended December 31,
Revenue by major product line	2024	2023	2022
Interest on loans	$3,308	$2,313	$2,451
Property lease and management	1,780	1,069	1,106
Applications, technology & services	151	187	318
Consultancy services for insurance products	4,478	—	—
Advisory and referral services	356	—	—
	$10,073	3,569	3,875

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from customer. The amount recognized that was included in the balance at the beginning of the year was $87 and $nil for the years ended December 31, 2024 and 2023.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office, receipt in advance related to advisory and referral services, and application membership fee. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2024, 2023 and 2022:

Contract
liabilities
Balance as of January 1, 2022	$7
Revenue recognized from beginning contract liability balance	(7)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of December 31, 2022	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13
Revenue recognized from beginning contract liability balance	(13)
Advances received from customers related to unsatisfied performance obligations	148
Balance as of December 31, 2024	$148

The contract liabilities were grouped into other payables and accrued liabilities (note 11).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2024, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC, Hong Kong (a special administrative region of PRC) and Australia. The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2024, 2023 and 2022, the Company has not incurred any interest related to income taxes. Our Australia entities did not have tax liability as of December 31, 2024. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2019 to 2024 and December 31, 2022 to 2024 in Hong Kong and PRC are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.19 and RMB7.08 to $1.00 at December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2024, 2023 and 2022 were RMB7.12, RMB6.56, and RMB6.73 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD0.62 and AUD0.68 to $1.00 as of December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2024, 2023 and 2022 were AUD0.66, AUD0.66 and AUD0.70 to $1.00, respectively.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Copmpany is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements related to the new standard.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

Note 3 - Trade receivables, net

Trade receivables, net as of December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023

Trade receivables	$1,379	$2
Less: allowance for expected credit losses	(243)	—
Total trade receivables, net	$1,136	$2

As of December 31, 2024 and 2023, there was $243 and $nil allowance for uncollectible trade receivables, respectively. Management believes that the remaining trade receivables are collectible. During the years ended December 31, 2024 and 2023, the Company did not have any bad debt expense or account write offs.

The movement of allowance for expected credit loss is as follows:

Balance as of January 1, 2024	$—
Increase in allowance for expected credit losses	243
Foreign exchange difference	—
Balance as of December 31, 2024	$243

Note 4 - Loan receivables, net

The annualized interest rates on loans issued ranged between 6% and 48% for the year ended December 31, 2024 and 2023.

Loan receivables consisted of the following:

	December 31,
	2024	2023
Loan receivables, gross
Personal loans	$6,988	$7,099
Corporate loans	12,092	14,603
Subtotal	19,080	21,702
Provision for loan losses (Note 19)	(5,491)	(2,023)
Total loan receivables, net	$13,589	$19,679
Less: classified as non-current loan receivables, net	(977)	(12,484)
Total current loan receivables, net	$12,612	$7,195

The following is a maturity analysis of the Company’s loan receivables, net as of December 31, 2024:

For the year ending December 31,	Amount
2025	$12,612
2026 and thereafter	977
Total loans	13,589

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2024 and 2023, the Company had 14 and 15 personal loan customers, and 11 and 11 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the year ended December 31, 2024, a provision of $3,468 were recognized to the consolidated statement of comprehensive loss. For the year ended December 31, 2023 and 2022, reversal of provision of $49 and $973 were recognized to the consolidated statement of comprehensive loss.

The following table represents the aging of loan receivables, net as of December 31, 2024 and 2023:

	December 31,
	2024	2023
1‑89 days past due	$871	$1
90‑179 days past due	—	3,105
180‑365 days past due	—	—
Over 1 year past due *	27	—
Total past due	$898	$3,106
Loans without overdue	12,691	16,573
Total loans, net	$13,589	$19,679

As of December 31, 2024 and 2023, the Company had loan receivables of $796 and $1,154 as aging over 1 year past due. A provision of $769 and $1,154 were charged to aging over 1 year past due for the year ended December 31, 2024 and 2023.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Installment loans to individuals	$207	$595
Real estate backed loan	2,616	5,288
Securities backed loan	1,499	1,058
Commercial loans	9,267	12,738
Total loans, net	$13,589	$19,679

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

Note 5 - Other receivables, prepayments and deposits

Other receivables, prepayments and deposits as of December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023

Utility deposits	$19	$15
Other receivables	225	63
Other prepayments	227	241
Other receivables, prepayments and deposits, net	$471	$319

For the years ended December 31, 2024, 2023 and 2022, a provision of $2, $8 and $3 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

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

(i)	Acquisition of Riches Holdings

On January 24, 2024, the Company entered into a letter of intent with LIANTENG LIMITED to acquire all of the issued share capital of Riches Holdings, which holds several subsidiaries in Hong Kong and China. These subsidiaries provide various services, including i) financial and insurance advisory services in cooperation with licensed companies, ii) immigration consultation services on foreign immigration schemes, iii) overseas education advisory and application services, and iv) property agency services, by connecting clients to professional consultants through its mobile application. Riches, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

On May 9, 2024, the Company entered into a sale and purchase agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings, for the consideration of $13,400,000. The consideration shall be satisfied by the TROOPS through the issuance of Convertible Note 2024 to LIANTENG LIMITED for the principal amount of $13,400,000. The Convertible Note 2024 was issued by the TROOPS to LIANTENG LIMITED on May 9, 2024, with a maturity date of May 9, 2029. On May 31, 2024, the Company closed its previously announced acquisition of Riches Holdings.

After the completion of the acquisition, Riches Holdings became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, May 31, 2024.

Net assets acquired (including cash of $743, account receivables of $348, other receivables and prepayments of $158, other receivables-related parties of $528, income tax recoverable of $19, intangible assets of $25, account payables of $1,316, accrued liabilities of $238 and income tax payable of $7)	$260

Intangible assets (including customers relationship $1,410)	1,410
Goodwill	11,963
Deferred tax liabilities	(233)
Total	$13,400

Total purchase price comprised of:
– consideration in the form of a promissory note (note)	13,400
Total	$13,400

Note:

The promissory note was issued to LIANTENG LIMITED on May 9, 2024. The face value (principal) amount of $13.4million is repayable by May 9, 2029. LIANTENG LIMITED. The Company received two sets of notices of conversion issued by LIANTENG LIMITED dated 9 and 10 December 2024 respectively (together the “Notices”) in accordance with the promissory note electing to fully convert the principal under the promissory note into the number of ordinary shares of US$0.004 each as stated in the Notices.

The transaction resulted in a purchase price allocation of $11,963 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Riches Holdings and the synergies expected from the combined operations of Riches Holdings and the Company, the assembled workforce and their knowledge and experience in provision of applications, technology and services, provision of consultancy services for insurance products and provision of advisory and referral services. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 7 - Property, plant and equipment

Property, plant and equipment consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Leasehold land and buildings	$59,242	$59,186
Leasehold improvements	18	18
Machinery and equipment	27	19
Vehicles and office equipment	656	469
Total	59,943	59,692
Impairment	(1,554)	(1,554)
Less: accumulated depreciation	(13,476)	(11,365)
Plant and equipment, net	$44,913	$46,773

Depreciation expense was $2,108, $2,103 and $1,952 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2024, 2023 and 2022, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses of approximately $nil, $nil and $139, respectively.

Note 8 - Intangible assets, net

Intangible assets, net, as of December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023

Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Computer Software	121	37
Customers relationship	1,410	—
Accumulated amortization	(3,068)	(2,911)
Impairment	(1,432)	(1,432)
Exchange difference	—	(1)
Intangible assets, net	$1,367	$29

Amortization expenses of intangible assets were $97, $13 and $18 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. There were no impairment on intangible assets for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2030 and
	2025	2026	2027	2028	2029	thereafter
	$	$	$	$	$	$
Amortization expenses	161	146	146	146	145	623

Note 9 - Goodwill

The movement of the goodwill for the years ended December 31, 2024, 2023 and 2022 is as follows:

Balance as of January 1, 2022	$385
Impairment of goodwill	—
Balance as of December 31, 2022	385
Impairment of goodwill	—
Balance as of December 31, 2023	385
Acquisition of Riches Holdings	11,963
Impairment of goodwill	—
Balance as of December 31, 2024	$12,348

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

In 2024, 2023 and 2022, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of financial technology solutions and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For this reporting unit, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for this reporting unit.

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

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil, $nil and $nil, being recorded for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 10 - Convertible notes

2018 Convertible notes with Lin So Chun

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

The 2018 Notes was matured on April 17, 2023. As of December 31, 2024, the company had not issued any shares to the Note holder since we are still discussing issuance detail with the Note holder.

2024 Convertible notes with LIANTENG LIMITED

On May 9, 2024, the Company entered into a sale and purchase Agreement with LIANTENG LIMITED, an unrelated party, pursuant to which the investor purchased a note for $13.4 million, without bearing interest (the “2024 Notes”). The 2024 Notes will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this 2024 Notes is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into Ordinary Shares.

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

The Company elected to measure the 2024 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25.

Fair value of the 2024 Notes of $13.4 million as of May 31, 2024 is determined using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Group uses a weighted risk-free and risk interest rate (the combination of the risk free rate plus the credit spread for the underlying Notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risk interest rate.

The Company received two sets of notices of conversion issued by LIANTENG LIMITED dated December 9 and 10, 2024, respectively (together the “Notices”) in accordance with the promissory note electing to fully convert the principal under the promissory note into the number of ordinary shares of US$0.004 each as stated in the Notices. The conversion in aggregate of 10,912,168 Ordinary Shares was completed on December 11, 2024.

Note 11 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2024 and 2023 consisted of the following:

		December 31,
	Note	2024	2023
Accrued professional fees		$657	$268
Accrued staff costs and staff benefits		115	26
Rental deposits from tenants		206	189
Contract liabilities		148	13
Interest receipt in advance		1	1
Advances from unrelated parties	*	547	538
Others		189	1,243
		$1,863	$2,278
*	The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 12 - Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. On June 26, 2018, the shareholders of the Company approved to increase authorized preferred shares to 10,000,000.

No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2024 and 2023.

Issuance of capital stock

2024

On May 31, 2024, TROOPS completed the acquisition of Riches Holdings contemplated by the sale and purchase Agreement entered into by and between the parties in consideration for $13.4 million. The Company received two sets of notices of conversion dated 9 and 10 December 2024 respectively in accordance with the promissory note electing to fully convert the principal under the promissory note into the number of ordinary shares of US$0.004 each as stated in the Notices, which was satisfied by the allotment and issuance of 10,912,168 ordinary shares of the Company.

2023

None.

2022

None.

Note 13 - Income taxes

	Year ended December 31,
	2024	2023	2022

Income tax expenses	$(288)	$(110)	$(195)
Deferred income tax benefit	261	250	251
	$(27)	$140	$56

Income is subject to tax in the various countries in which the Company operates.

The Company mainly conducts its operating business through its subsidiaries in Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2024, 2023 and 2022. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2024, 2023 and 2022.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, one of the PRC subsidiaries enjoy referential income tax policies for the small and low profit enterprises in 2024 and 2023.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2024, 2023 and 2022, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2024, 2023 and 2022. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2024 were $nil (December 31, 2023: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	5.1	7.7	4.1
Australia income taxes	0.1	0.2	(0.6)
Impact of tax rate in other jurisdictions	(15.8)	(2.1)	(1.3)
Impact of tax reduction of Hong Kong profits tax	—	—	0.1
Tax effect of non-deductible expenses	11.1	1.6	(0.4)
Valuation allowance	(0.7)	—	4.2
Under provision in respect of prior years	—	0.1	(1.6)
Other (a)	—	—	0.1
Effective income taxes	0.2%	7.5%	4.6%

Notes:

(a)	There were no other material items affecting the effective income tax for the years ended December 31, 2024, 2023 and 2022 except for (i) losses incurred by TROOPS of approximately $8,915, $976 and $970, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
Deferred income tax assets:
Net operating loss carry-forward	$681	$538
Less: Valuation allowance	(681)	(538)
	$—	$—

Deferred tax liabilities
Intangible assets	$223	$5
Property, plant and equipment	4,780	5,026
Interest income	12	12
	$5,015	$5,043

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and Australia entity.

The net tax loss of the PRC entities, Hong Kong entities and Australia entity of $1,841 and $964 as of December 31, 2024 and 2023, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 14 - Related party balances and transactions

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s director, Rui Wu
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% of our ordinary shares).

a.	Trade receivables from related party

As of December 31, 2024 and 2023, the balance of trade receivables from related party was as follows:

	2024	2023
Riches Credit Insurance Brokerage Limited	$431	$—

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2024 and 2023 no balances of amount due from the related party.

c.	Accounts payable to related party

As of December 31, 2024 and 2023, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2024, $0.76 was repaid and the outstanding amount due to Ms Kwok Kai Kai Clara was $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2024 and 2023.

	2024	2023
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$3,054	$—

(1)	For the year ended December 31, 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

Note 15 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2024	2023	2022
Net loss attributable to ordinary shareholders of TROOPS	$(13,413)	$(1,719)	$(346)

Weighted average shares used in calculating loss per share – basic and diluted	102,240,818	101,597,998	101,597,998

Loss per share – basic and diluted	$(0.13)	$(0.02)	$(0.01)
Net loss per share – basic and diluted	$(0.13)	$(0.02)	$(0.01)

As of December 31, 2024, 2023 and 2022, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 16 - Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2017, after the acquisition of Giant Credit, there is one additional money lending segment. During 2018, after the acquisition of 11 Hau Fook Street and Paris Sky, there is one additional segment known as property lease and management. During 2020, after the acquisition of GFS and Apiguru, there is one additional segment, consisting of financial technology solutions and services. Effective as of January 1, 2023, the Company completely ceased its business in LCD/LED production. Hence, the segment of LCD/LED products was removed as of December 31, 2023. During 2024, after the acquisition of Riches Holdings, there are three additional segments, consisting of consultancy services for insurance products, advisory and referral services and applications, technology, and services. Due to similar nature of segments, we combined financial technology solutions and services into applications, technology, and services.

		Property		Consultancy	Advisory
		lease	Applications,	services	and	Corporate
For the year ended	Money	and	technology,	for insurance	referral	unallocated
December 31, 2024	lending	management	and services	products	services	(note)	Consolidated
Revenues	$3,308	$1,780	$151	$4,478	$356	$—	$10,073
Gross profit (loss)	2,652	(1,185)	25	468	63	(82)	1,941
Operating expenses	(4,881)	(726)	(35)	(459)	(330)	(1,238)	(7,669)
Operating income (loss)	(2,229)	(1,911)	(10)	9	(267)	(1,320)	(5,728)
Other income (loss)	4	5	—	(2)	28	(7,693)	(7,658)
Income (Loss) before provision for income taxes and non-controlling interests	(2,225)	(1,906)	(10)	7	(239)	(9,013)	(13,386)
Income tax (expense) benefit	(236)	249	1	(54)	(1)	14	(27)
Net loss	(2,461)	(1,657)	(9)	(47)	(240)	(8,999)	(13,413)

As of December 31, 2024
Identifiable long-lived assets	556	44,353	42	—	—	1,329	46,280
Total assets	17,537	45,993	586	1,178	361	13,530	79,185

		Property	Financial
	Money	lease	technology	Corporate
For the year ended	lending	and	solutions	unallocated
December 31, 2023	services	management	and services	(note)	Consolidated
Revenues	$2,313	$1,069	$187	$—	$3,569
Gross profit (loss)	1,865	(1,084)	(5)	—	776
Operating expenses	(1,241)	(452)	(31)	(854)	(2,578)
Operating loss	624	(1,536)	(36)	(854)	(1,802)
Other income	10	(65)	(1)	(1)	(57)
Loss before provision for income taxes and non-controlling interests	634	(1,601)	(37)	(855)	(1,859)
Income tax (expense) benefit	(84)	231	(7)	—	140
Net loss	550	(1,370)	(44)	(855)	(1,719)

As of December 31, 2023
Identifiable long-lived assets	562	46,203	36	1	46,802
Total assets	22,157	46,953	583	652	70,345

			Property	Financial
	LCD/	Money	lease	technology	Corporate
For the year ended	LED	lending	and	solutions	unallocated
December 31, 2022	products	services	management	and services	(note)	Consolidated
Revenues	$—	$2,451	$1,106	$318	$—	$3,875
Gross profit (loss)	—	1,862	(1,065)	25	—	822
Operating expenses	(4)	165	(497)	(36)	(986)	(1,358)
Operating loss	(4)	2,027	(1,562)	(11)	(986)	(536)
Other income	—	30	107	(1)	(2)	134
Loss before provision for income taxes and non-controlling interests	(4)	2,057	(1,455)	(12)	(988)	(402)
Income tax (expense) benefit	—	(181)	245	(8)	—	56
Net loss	(4)	1,876	(1,210)	(20)	(988)	(346)

As of December 31, 2022
Identifiable long-lived assets	1	517	48,127	52	—	48,697
Total assets	201	14,466	49,071	5,651	297	69,686

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

The geographical location of customers is based on the location at which the services were provided. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2024	2023	2022
Hong Kong	10,047	3,442	3,597
Australia	—	127	278
PRC	26	—	—
Total	$10,073	$3,569	$3,875

Note 17 - Leases

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

The Company has the following operating leases:

On March 23, 2022, First Asia Finance entered into a lease agreement for office and warehouse on a two-years term, commencing on March 1, 2022 and expiring on February 29, 2024. The lease agreement was renewed for two-years term and expiring on Feb 28, 2026. The monthly rental payment is HK$15 ($2).

The Company recognized lease liabilities with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using mortgage loan’s borrowing rate of 5.63% (Bank of China (Hong Kong) Limited) based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2025	$23
2026	4
2027	—
2028	—
2029	—
Total operating lease payments	$27
Less: imputed interest	(1)
Present value of operating lease liabilities	$26

Operating lease expense was $178, $178 and $167 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2025 to 2027. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2024:

Future Minimum
For the year ending December 31,	Rentals
2025	$807
2026	409
2027	62
Total	$1,278

There are no contingent rentals as of December 31, 2024 and 2023.

Note 18 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2024 and 2023.

Note 19 - Quantitative and qualitative disclosure about market risk

Concentration of credit risk

●	Credit risk on loan receivables

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk on loan receivables is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Company requires collateral primarily in the form of rights to property.

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

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Company’s loan receivables and interest receivables are within the scope of ASC Topic 326.

The provision for loan losses of $3.47 million, and reversal of provision for loan losses of $0.05 million and $0.97 million was recognized for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s trade receivables, loan receivables, interest receivables, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2024, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loan receivables, net of provision for loan losses, from the money lending business in a total amount of $13.59 million (“Principal”) and $0.16 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivables are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$2,023	$2,072
Provisions for doubtful accounts
Personal loans	371	51
Corporate loans	3,144	236
Write offs	—	—
Recoveries of amounts previously charged off	(47)	(336)
Balance as of December 31	5,491	2,023

As of December 31, 2024, the loan receivables due from 2 customers accounted for 11% and 31% of total loan receivables. As of December 31, 2024, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2023, the loan receivables due from 2 customers accounted for 17% and 21% of total loan receivables. As of December 31, 2023, no other customer accounted for more than 10% of total loan balance.

Movement of the provision for other receivables and prepayments are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$8	$135
Provisions for doubtful accounts	10	8
Write offs	—	—
Recoveries of amounts previously charged off	(8)	(135)
Changes due to foreign exchange	—	—
Balance as of December 31	10	8

●	Credit risk on trade receivables

Movement of the provision for trade receivables is as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024	2023
Balance as of January 1	$—	$—
Provisions for doubtful accounts	243	—
Write offs	—	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	243	—

As of December 31, 2024, the trade receivables due from 4 customers accounted for 13%, 17%, 20% and 41% of total trade receivables. As of December 31, 2024, no other customer accounted for more than 10% of total trade receivables.

Concentration of customer

Revenue from 1 major customer accounted for 30% of the Company’s total revenues, for the year ended December 31, 2024. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2024.

Revenue from 2 major customers accounted for 23% and 11% of the Company’s total revenues, for the year ended December 31, 2023. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2023.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 16).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

(In thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Hong Kong	10,047	3,442	3,595
Australia	—	127	278
PRC	26	—	—
Total	$10,073	$3,569	$3,873

Concentration of supplier

For the year ended December 31, 2024, there were no suppliers accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2024.

Cost from 1 major supplier accounted for 15% of the Company’s total cost of revenues, for the year ended December 31, 2023. No other single supplier accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2023.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2024 and 2023, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD800,000 to each depositor if the bank which hold eligible deposits fails.

As of December 31, 2024, the Company had $5.17 million cash and bank deposits. The Company held seven bank accounts with total amount of $1.23 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKD, RMB and AUD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, and the transactions of the Company denominated in RMB and AUD are immaterial, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Note 20 - Employee pension

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

Total pension expense incurred by the Company was $47, $23 and $22 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 21 - Subsequent events

The Company has analyzed its operations subsequent to December 31, 2024, through the date of this report and have determined that the Company does not have any material subsequent events to disclose in these unaudited condensed consolidated financial statements.