Form 20-F
period 2025-12-31
Troops, Inc. /Cayman Islands/
filed 2026-04-30
CIK 1412095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

The registrant had 122,160,166 ordinary shares issued and outstanding as of December 31, 2025.

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors” herein, including, among others:

Risks Related to Our Business and Industry

●	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways Riches Elites cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.
●	Riches Elites may be liable for improper use or appropriation of personal information provided by its customers under the promulgated PRC Data Security Law.
●	Security breaches and attacks against Riches Elites’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.
●	The successful operation of Riches Elites’ business depends upon the performance, reliability and security of the internet infrastructure in the countries in which it operates.
●	GFS’ and Riches Elites’ platform could be disrupted by network interruptions.

●	Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.
●	We may be required to record a significant charge to earnings if we are required to reassess our tangible and intangible assets.
●	We are exposed to the credit risks of our customers and borrowers.
●	FAF and Giant Credit are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.
●	FAF and Giant Credit may fail to renew its money lenders license.
●	The businesses of FAF and Giant Credit is affected by fluctuations in interest rates and our credit position.
●	There is intense competition in the money lending industry.
●	An increase to the provision for loan losses will cause the Company’s net income to decrease and net loss to increase.
●	Competition in the lending industry is growing and could cause us to lose market share and revenues in the future.
●	FAF and Giant Credit may face regulatory hurdles in the future in connection with its lending business.
●	The businesses of FAF and Giant Credit may be affected by changes in the Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong).
●	Our property investment business is sensitive to downturns in the economy, economic uncertainty and particularly the performance of the real estate market in Hong Kong.
●	Our revenue from our investment property portfolio depends on a number of factors, such as changes in market rental levels, competition for tenants and rental collection and renewal.
●	We may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.
●	A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.
●	If we fail to keep our fintech services technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.
●	We may fail to protect our fintech services products from cyber - attacks, which may adversely affect our reputation, customer base and business.
●	A portion of our revenue is generated from financial and insurance advisory services in cooperation with licensed companies. Cooperation with third parties subject us to risks.
●	A portion of our revenue is generated from providing consultation services on foreign immigration schemes, as well as overseas education advisory and application services. Any change in immigration policies and overseas education requirements can affect our revenue and results of operations.
●	A portion of our revenue is generated from providing property agency services. Economic volatility and market uncertainty may impact demand for the property market, potentially affecting our revenue streams and profitability.
●	If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.

●	The audit reports for prior reporting periods included in our annual reports have been prepared by predecessor auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.
●	If we become directly subject to the recent scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 24 under The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Our corporate structure and being based in or having the majority of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.
●	It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China and you may experience difficulties in enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, including PRC Governmental control of currency conversion and restriction on our ability to transfer or distribute cash within our organization or to foreign investors could have a material adverse effect on our ability to conduct our business and may affect the value of your investment
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders
●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
●	Political risks associated with conducting business in Hong Kong.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

Risks Related to our Shares

●	We are currently appealing an adverse judgment civil lawsuit in Hong Kong; if our appeal is unsuccessful, we may be unable to satisfy the judgment, which could result in the filing of a winding-up petition against us and the liquidation of our assets.
●	We may fail to meet continued listing requirements on the NASDAQ Capital Market.
●	A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.
●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.
●	Techniques employed by short sellers may drive down the market price of the ordinary shares.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.
●	Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	There can be no assurance we will not be a passive foreign investment company, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	As a company incorporated in the Cayman Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this annual report:

●	“Acquisition” means the business combination transaction consummated on March 12, 2010, as provided by the Share Exchange Agreement, dated as of February 12, 2010, by and among our company, Honesty Group and each of the shareholders signatory thereto, as amended by Amendment No. 1 to Share Exchange Agreement, dated March 11, 2010;
●	“Apex” or “Apex Flourish Group Limited” means the British Virgin Islands Company that purchased Honesty Holdings Group Limited and SGOCO (Fujian) Electronic Co., Ltd. from TROOPS in 2011 and 2014, in what is referred to, depending on the context, as the “Sale of Honesty Group” and or the “Sale of SGOCO (Fujian)”, respectively;
●	“Apiguru” means Apiguru Pty Ltd., an Australia limited company and wholly owned subsidiary of Giant Financial Services Limited;
●	“Beijing SGOCO” means Beijing SGOCO Image Technology Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of SGOCO International;
●	“Boca” means Boca International Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International;
●	“CSL” or “Century Skyway” means Century Skyway Limited, a Hong Kong limited company and a former wholly owned subsidiary of SGOCO International.;
●	“Convertible notes” refer to a series convertible notes we issued between June and September, 2015;
●	“Convertible notes 2024” refer to convertible notes we issued during 2024;
●	“FAF” or “First Asia Finance” means First Asia Finance Limited, a Hong Kong limited company and wholly owned subsidiary of Vision Lane;
●	“FTF” or “FOR THE FUTURE” means FOR THE FUTURE, Inc., a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;
●	“Suns Tower” means Suns Tower Limited, was changed name from First Asia Tower Limited in May 6, 2020, a Hong Kong limited company and wholly owned subsidiary of Paris Sky;
●	“Giant Connection” means Giant Connection Limited, a limited liability company registered in the Republic of Seychelles and wholly owned by TROOPS;

●	“GCL” or “Giant Credit” means Giant Credit Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“GFS” means Giant Financial Services Limited, a Samoa company and wholly owned subsidiary of TROOPS;
●	“Guancheng” means Guancheng (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanke” means Guanke (Fujian) Electron Technological Industry Co. Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Guanwei” means Guanwei (Fujian) Electron Technological Co. Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Honesty Group;
●	“Honesty Group” means Honesty Group Holdings Limited, a Hong Kong limited company and a former wholly owned subsidiary of TROOPS, which was acquired in the Acquisition and was sold to Apex Flourish Group Limited in the Sale of Honesty Group transaction described below;
●	“Jinjiang Guanke” means Jinjiang Guanke Electron Co., Ltd., a company with limited liability incorporated in China and a wholly owned subsidiary of Guanke (Fujian) Electron Technological Industry Co. Ltd.;
●	“PRC” or “China” means the People’s Republic of China;
●	“Paris Sky” means Paris Sky Limited, a Marshall Islands company and wholly owned subsidiary of Giant Connection;
●	“Sale of Honesty Group” means the transaction consummated as provided by the Sale and Purchase Agreement dated November 15, 2011, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in Honesty Group to Apex Flourish Group Limited;
●	“Sale of SGOCO (Fujian)” means the transaction consummated as provided by the Sale and Purchase Agreement dated December 24, 2014, by and between our company and Apex Flourish Group Limited pursuant to which we sold our 100% ownership interest in SGOCO (Fujian) Electronic Co., Ltd. to Apex Flourish Group Limited;
●	“SGO” means SGO Corporation, a Delaware corporation and a wholly owned subsidiary of SGOCO International;
●	“SGOCO (Fujian)” means SGOCO (Fujian) Electronic Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International; which was sold to Apex Flourish Group Limited in the Sale of SGOCO (Fujian) transaction described above;
●	“SGOCO International” means SGOCO International (HK) Limited, a Hong Kong limited company and wholly owned subsidiary of TROOPS;
●	“SGOCO Shenzhen” means SGOCO (Shenzhen) Technology Co., Ltd., a company with limited liability incorporated in China and a former wholly owned subsidiary of SGOCO International;
●	“Shareholders” means the owner of the equivalent of common stock in a typical corporation organized under state and federal US law. Based on Cayman Islands’ law and our current Amended and Restated Memorandum of Association and Articles of Association we are authorized to issue ordinary shares. Holders of our ordinary shares are referred to as “members” under Cayman Islands’ law, rather than “shareholders.” In this annual report, however, references that would otherwise be to “members” are made to “shareholders,” which term is more familiar to investors on the NASDAQ Capital Market;
●	“Shen Zhen Provizon” means Shen Zhen Provizon Technology Co., Limited, a company with limited liability incorporated in China and a wholly owned subsidiary of Century Skyway Limited;

●	“TROOPS”, “we,” “us,” “our,” “the company,” or “our company” means TROOPS, Inc., a company incorporated under the laws of the Cayman Islands, and, in the context of describing TROOPS, Inc.’s operation and business, its consolidated subsidiaries. TROOPS was previously named SGOCO Group, Ltd, and before that, SGOCO Technology, Ltd., and prior to the Acquisition described below, our predecessor was named Hambrecht Asia Acquisition Corp.;
●	“U.S. Dollars,” “dollars,” “US$,” or “$” means the legal currency of the United States;
●	“RMB” or “Renminbi” means the legal currency of China;
●	“Vision Lane” means Vision Lane Limited, a British Virgin Islands company and wholly owned subsidiary of Paris Sky; and
●	“11 Hau Fook Street” means 11 Hau Fook Street Limited, a Hong Kong limited company and wholly owned subsidiary of Giant Connection;
●	“Riches Holdings” means Riches Holdings Limited, a Cayman Islands limited company and wholly owned subsidiary of TROOPS;
●	“Riches Advisory” means Riches Advisory Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Holdings Limited;
●	“Riches Property” means Riches Property Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Advisory Limited;
●	“Riches Finance Group” means Riches Finance Group Limited, a Hong Kong limited company and wholly owned subsidiary of Riches Advisory Limited;
●	“Riches Elites” means Riches Elites Technology (Shenzhen) Co., Limited, a company with limited liability incorporated in China and wholly owned subsidiary of Riches Advisory Limited;

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

Our current auditor, AssentSure PAC is headquartered in Singapore, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

The following tables set forth selected consolidated financial information for the fiscal year ended December 31, 2025, 2024 and 2023, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this annual report.

Consolidated Statement of Income

(In thousands of U.S. dollars except share and per share data)

	For the Years Ended December 31,
	2025	2024	2023
REVENUES	17,096	10,073	3,569
COST OF REVENUES	(15,532)	(8,132)	(2,793)
GROSS PROFIT	1,564	1,941	776
Selling expenses	(317)	—	—
General and administrative expenses	(17,932)	(3,956)	(2,754)
Reversal of impairment loss (Impairment loss) of trade receivables	241	(243)	—
Reversal of impairment loss (Impairment loss) of loan and interest receivables	453	(3,468)	49
Reversal of impairment loss (Impairment loss) of other receivables, prepayments and deposits	(99)	(2)	127
Impairment loss of property, plant and equipment	(13,444)	—	—
Total operating expenses	(31,098)	(7,669)	(2,578)

OPERATING LOSS	(29,534)	(5,728)	(1,802)

Interest income	62	10	14
Interest expense	—	—	(62)
Other income (expense), net	65	22	(9)
Loss on change in fair value of convertible notes	—	(7,690)	—
Total other income (expenses), net	127	(7,658)	(57)

LOSS BEFORE PROVISION FOR INCOME TAXES	(29,407)	(13,386)	(1,859)
INCOME TAX (EXPENSE) BENEFIT	1,502	(27)	140
NET LOSS	(27,905)	(13,413)	(1,719)

Loss per share:
Basic	(0.23)	(0.13)	(0.02)
Diluted	(0.23)	(0.13)	(0.02)

Weighted average shares used in calculating loss per share:
Basic	120,705,660	102,240,818	101,597,998
Diluted	120,705,660	102,240,818	101,597,998

Consolidated Balance Sheet Data

(In thousands of U.S. Dollars)

	As of December 31,
	2025	2024	2023

Total assets	69,066	79,185	70,345
Total liabilities	20,042	10,936	9,766
Total equity	49,024	68,249	60,579

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

Risks Relating to Our Business and Industry

Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways Riches Elites cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology.

Any failure, or perceived failure, by Riches Elites to comply with its privacy policies as communicated to users prior to its collection, use, storage and transfer, and disclosure of their personal data, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against Riches Elites by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, would subject Riches Elites to significant awards, fines, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm Riches Elites’ business. Specifically, this would likely require Riches Elites to change its business practices, and would increase the costs and complexity of compliance. In addition, compliance with inconsistent privacy laws may restrict Riches Elites’ ability to provide products and services to its customers.

Riches Elites may be liable for improper use or appropriation of personal information provided by its customers under the recently promulgated PRC Data Security Law.

As a result of day to day operations Riches Elites collect and retain customer data, including personal information as its various information technology systems enter, process, summarize and report such data.

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

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that Riches Elites will comply with such regulations in all respects while providing its services in the PRC, and Riches Elites may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Riches Elites may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

In addition, Riches Elites’ technology infrastructure and services, including its service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As Riches Elites’ technology infrastructure and services expand and become increasingly complex, it faces increasingly serious risks to the performance and security of its technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. Riches Elites also needs to continuously enhance its existing technology. Otherwise, Riches Elites face the risk of its technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of Riches Elites’ platform and services, which would materially and adversely affect its business and reputation.

Security breaches and attacks against Riches Elites’ systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage its reputation and negatively impact its business, as well as materially and adversely affect its financial condition and results of operations.

Riches Elites’ cybersecurity measures may not detect, prevent or control all attempts to compromise its systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by Riches Elites’ systems or that Riches Elites otherwise maintain. Breaches of Riches Elites’ cybersecurity measures could result in unauthorized access to Riches Elites’ systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to its business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against Riches Elites or its third-party service providers, there can be no assurance that Riches Elites will be able to anticipate, or implement adequate measures to protect against, these attacks.

Riches Elites are likely to be subject to these types of attacks, breaches and data leakage. In addition, Riches Elites could be subject to an attack, breach or leakage which Riches Elites do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. Riches Elites are unable to avert these attacks and security breaches, it could be subject to significant legal and financial liability and its reputation would be harmed. Riches Elites may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target Riches Elites, its users, customers, key service providers or other participants in its platform or the communication infrastructure on which it depends. Cybersecurity breaches would not only harm Riches Elites’ reputation and business, but also could materially decrease its revenue and net income.

The successful operation of Riches Elites’ business depends upon the performance, reliability and security of the internet infrastructure in the countries in which it operates.

Riches Elites’ business depend on the performance, reliability and security of the telecommunications and internet infrastructure in the countries in which it operates.

The failure of telecommunications network operators to provide Riches Elites with the requisite bandwidth could also interfere with the speed and availability of Riches Elites’ websites and mobile apps. Riches Elites has no control over the costs of the services provided by the telecommunications operators. If the prices that Riches Elites pay for telecommunications and internet services rise significantly, Riches Elites’ margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user base may decrease, which in turn may significantly decrease its revenues.

Moreover, if the security of domain names is compromised, Riches Elites will be unable to use the domain names in its business operations, which could materially and adversely affect its business operations, reputation and brand image. If Riches Elites fail to implement adequate encryption of data transmitted through the networks of the telecommunications and internet operators Riches Elites rely upon, there is a risk that telecommunications and internet operators or their business partners may misappropriate Riches Elites’ data, which could materially and adversely affect Riches Elites’ business operations and reputation.

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

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances. As a lending company, we extend credits to individual and commercial households and is premised on the fact that such loans will be timely repaid together with interest. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may fail to perform their contractual obligations and default on payment of interest and/or the principal, and thus may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. As of December 31, 2025 and 2024, loan and interest receivables, net of provision for loan losses owed from our customers to FAF and Giant Credit amounted to approximately $7.69 million and $13.59 million, respectively. If FAF’s and Giant Credit’s customers delay or default on their payments, FAF and Giant Credit may have to incur additional legal costs and expenses in order to enforce its security and/or make provision for impairment or write-off the relevant loan and interest receivables, which in turn may adversely affect our financial position and profitability.

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

As of December 31, 2025, as provided by the Hong Kong Licensed Money Lenders Association, there were 2,372 licensed money lenders in Hong Kong. These licensed money lenders operate under various scales and conditions, some of which may or may not be our direct competitors. Some of our competitors may have certain competitive advantages over us, including greater financial resources, more established reputations, stronger brand recognition, broader product and service offerings, lower costs of funding and a branch network with a wider geographic coverage. As a result, we may have to compete by lowering the interest rates charged on loans in order to gain market share. Failure to maintain or enhance our competitiveness within the money lending industry or maintain our customer base with good credit standing may result in a decrease in profit as well as loss of market share. Consequently, our financial performance and profitability may be adversely affected.

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

Leasing of our investment properties constitutes a very substantial part of the business of 11 Hau Fook Street, Suns Tower and Vision Lane. For the years ended December 31, 2025 and 2024, revenue generated from our investment properties constituted $0.97 million and $1.07 million, respectively. We are subject to risks incidental to the ownership and operation of commercial properties, such as volatility in market rental rates and occupancy rates, competition for tenants, costs resulting from on-going maintenance and repair and the inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency, financial difficulties or other reasons. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of existing terms. If the above occurs, there may be a material adverse effect on our business, financial condition, results of operation and annual report.

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

We provide various services including providing financial and insurance advisory services in cooperation with licensed companies. Collaboration with these licensed companies is subject to risks, some of which are outside our control. We could experience delays to the extent that the licensed companies do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement with these licensed companies. Termination of our relationship with these licensed companies could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to provide financial and insurance advisory services. Our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

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

HK Golden, Inc.’s operating history may not be indicative of its future growth or financial results and it may not be able to sustain our historical growth rates, and our investment may result in a loss.

On October 6, 2025, Giant Connection, a fully owned subsidiary of the Company entered into a Sale and Purchase Agreement with CORE EXPERT INVESTMENT LIMITED. CORE EXPERT INVESTMENT LIMITED had ownership of 2,835,750 ordinary shares, being 19.9% of the issued and outstanding shares of HK Golden, Inc., a company incorporated in the British Virgin Islands. HK Golden, Inc. and its subsidiaries primarily provide digital marketing services to clients and operate HKGolden.com, an online social forum and networking platform in Hong Kong. HK Golden, Inc.’s operating history may not be indicative of its future growth or financial results. There is no assurance that it will be able to grow its revenues in future periods. Its growth rates may decline for any number of possible reasons, and some of them are beyond HK Golden, Inc.’s control, including decreasing customer demand, increasing competition, declining growth of the digital marketing industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. HK Golden. Inc.’s growth rates declines, our investment may result in a loss, and investors’ perceptions of our business and prospects may be adversely affected and the market price of our shares could decline.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current auditor, AssentSure PAC is headquartered in Singapore, and did not appear as part of the determination and was not listed under its appendix A or appendix B.On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current auditor, AssentSure PAC is headquartered in Singapore, and did not appear as part of the determination and was not listed under its appendix A or appendix B.

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

Risks Relating to Our Shares

We are currently appealing an adverse judgment civil lawsuit in Hong Kong; if our appeal is unsuccessful, we may be unable to satisfy the judgment, which could result in the filing of a winding-up petition against us and the liquidation of our assets.

A judgement issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022 was filed, whereby it was ordered, amongst others, that:

(i)

The Company and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and

(ii)	The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

Subsequently:

On August 20, 2025, the Company received a winding up petition dated July 24, 2025, filed by Real Estate and Finance Fund (in Liquidation) with the Grand Court of the Cayman Islands. The Petitioner sets out in the Petition that the Company is insolvent and unable to pay its debts to the Petitioner as a result of the Judgement, or in the alternative, the winding up of the Company on just and equitable grounds. The hearing of the Petition was originally set to take place on October 9, 2025.

On July 21, 2025, the Company filed a Notice of Appeal, dated July 21, 2025, in respect of the Judgement and a summons dated September 30, 2025 to stay execution of the Judgement pending determination of the appeal (the “HK Stay Application”).

On October 9, 2025, a consent order was granted by the Grand Court of the Cayman Islands, pursuant to which the hearing of the Petition has been ordered to be adjourned until after determination of the HK Stay Application.

On November 24, 2025, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for stay of execution of the judgement on May 8, 2026.

On December 24, 2025, the High Court of the Hong Kong Special Administrative Region Court of Appeal issued a Notice of Hearing regarding the appeal from the Court of First Instance (Final), noting that the appeal with regards to the action no. HCA 938/2022 will be heard on February 24, 2027, with hearing dates of February 24 to February 26, 2027 being reserved.

On February 12, 2026, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for directions on consequential matters on August 20, 2026. For more information, see Legal Proceedings- Civil Lawsuits in Hong Kong.

If the appeal with regards to the action no. HCA938/2022 is unsuccessful, the Company may be subject to winding up proceedings from the Grand Court of the Cayman Islands, which could have immediate consequences, including:

Insolvency Proceedings: The court may appoint a liquidator or provisional liquidator to take control of our affairs.

Acceleration of Debt: A winding-up petition or the underlying judgment may trigger “cross-default” provisions in our existing credit facilities and indentures, making all our outstanding debt immediately due and payable.

Asset Seizure: Our operational assets, bank accounts, and intellectual property could be seized or frozen to satisfy the claims of the judgment creditor and other claimants.

Equity Devaluation: In a winding-up scenario, the claims of secured and unsecured creditors rank ahead of equity holders. It is highly likely that our Ordinary Shares would be rendered worthless.

Reputational and Operational Harm: The mere filing of a petition may cause our suppliers to cease supply, customers to terminate contracts, and employees to resign, effectively halting our business operations.

We cannot assure you that we will prevail on appeal or that we will be able to settle the claim on terms that do not materially impair our liquidity. The Management believes that as of the date of this Report, the Company can sufficiently settle the claim should the Company be unable to appeal the claim. If we are unable to resolve this matter favorably, we may be forced to cease operations and liquidate, and you may lose your entire investment.

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

Sale of SGOCO (Fujian)

On December 24, 2014, we entered into a Sale and Purchase Agreement (“SPA”) to sell our 100% equity ownership interest in SGOCO (Fujian) to Apex, which is an independent third party with interests in real estate and forestry products and previously purchased Honesty Group in November 2011. Our management considers December 31, 2014 as the disposal effective date. Operational and management control over SGOCO (Fujian) was shifted from TROOPS to Apex on December 31, 2014.

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

On May 9, 2024, the Company entered into a sale and purchase agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings, for the consideration of $13,400,000. The consideration shall be satisfied by the Company through the issuance of Convertible Note 2024 to LIANTENG LIMITED for the principal amount of $13,400,000. The Convertible Note 2024 was issued by the Company to LIANTENG LIMITED on May 9, 2024, with a maturity date of May 9, 2029. On May 31, 2024, the Company closed its previously announced acquisition of Riches Holdings.

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

Sale of Shares to WANG & LEE HOLDINGS, Inc.

On May 28, 2025, the Company entered into a stock purchase agreement with WANG & LEE HOLDINGS, Inc., pursuant to which the Company issued and sold to WANG & LEE HOLDINGS, Inc. 14,050,000 ordinary shares of the Company at a purchase price of US$0.90 per share, for an aggregate price of US$12,645,000. On July 22, 2025, the Company entered into a stock repurchase agreement with the WANG & LEE HOLDINGS, Inc., pursuant to which WANG & LEE HOLDINGS, Inc. agreed to sell, and the Company agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000. The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

On March 27, 2026, the Company and the Shareholder entered into an amendment to the Lock-up, whereby section 2 of the Lock-Up Agreement was amended and restated to: “Prior to the expiration of the Lock-Up Period, should the undersigned receive written consent of the Company to transfer any Lock-Up Securities (the “Transferable Securities”) pursuant to section 1 of this Agreement, such Transferable Securities shall no longer be subject to any Lock-Up restriction or Lock-Up Period, and shall not be subject to any Repurchase Option by the Company.”.

Equity Investment in BLUE POOL VENTURES LIMITED

On August 15, 2025, Giant Connection Limited, a fully owned subsidiary of the Company, entered into a Sale and Purchase with Digital Insura, Inc.

Digital Insura, Inc.had ownership of 3,000 ordinary shares, being 75% of the issued and outstanding shares of of BLUE POOL VENTURES LIMITED, which operates an insurance brokerage business through its subsidiary, Mass Fidelity Asset Management Limited.

Pursuant to the agreement, the Digital Insura, Inc.had agreed to sell and Giant Connection had agreed to purchase 49% of the sale shares for an aggregate consideration of HK$11,833,500 to be satisfied through a bank transfer, with a further put option whereby for a period of 5 years, Giant Connection shall purchase, upon written notice by Digital Insura, Inc., in one or more closings, up to an aggregate of the remaining 51% of the sale shares, at a per share purchase price of HK$8,050, to be satisfied through bank transfer or procurement of the Company to issue its ordinary shares. Completion of the Agreement occurred on September 30, 2025.

On December 24, 2025, in order to expedite regulatory review in relation to the operations of the insurance brokerage business of a subsidiary of Blue Pool, Giant Connection agreed to sell and Digital Insura agreed to purchase back the Blue Pool Shares for a consideration of HK$11,833,500, to be settled by a promissory note. Prior to the 3 year anniversary of completion of the Agreement, if upon a successful appeal by the Company of the judgement of High Court of Hong Kong Special Administrative Region Court of First Instance action no. HCA938/2022, provided that the Note has not been exercised, Digital Insura undertakes that the Blue Pool Shares shall be transferred back to Giant Connection at the cost of Giant Connection. Upon receipt of the Blue Pool Shares, the Note will be cancelled. Completion of this agreement occurred on December 31, 2025.

Equity Investment in HK Golden, Inc.

On October 6, 2025, Giant Connection, a fully owned subsidiary of the Company entered into a Sale and Purchase Agreement with CORE EXPERT INVESTMENT LIMITED. CORE EXPERT INVESTMENT LIMITED had ownership of 2,835,750 ordinary shares, being 19.9% of the issued and outstanding shares of HK Golden, Inc., a company incorporated in the British Virgin Islands. HK Golden, Inc. and its subsidiaries primarily provide digital marketing services to clients and operate HKGolden.com, an online social forum and networking platform in Hong Kong. Pursuant to the Agreement, the Vendor has agreed to sell and Giant Connection has agreed to purchase the Sale Shares for an aggregate consideration of HK$70 millon ($8.97 million) to be satisfied through several bank transfers, to the bank account as stipulated by the Vendor, with the last subsequent payment to be made on or before the Target Completion Date. Completion of the Agreement occurred on October 31, 2025.

TROOPS, Inc.’s Offices

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

TROOPS’ property, plant and equipment are mainly held by the following subsidiaries:

Giant Credit holds property, plant and equipment in Hong Kong with a carrying value of $0.51 million as of December 31, 2025.

11 Hau Fook Street holds property, plant and equipment in Hong Kong with a carrying value of $1.50 million as of December 31, 2025.

Suns Tower holds property, plant and equipment in Hong Kong with a carrying value of $26.59 million as of December 31, 2025.

Vision Lane holds property, plant and equipment in Hong Kong with a carrying value of $0.80 million as of December 31, 2025.

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

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, provisions for litigation and other contingencies, deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

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

The Company also holds intangible assets in the form of Hong Kong private vehicle license plates. These plates were acquired through the Transport Department’s auction process and are recognized at cost. They are classified as indefinite-lived intangible assets as they can be transferred to another vehicle owned by the Company indefinitely, subject to annual registration fees. As of December 31, 2025, the carrying amount of these license plates was US$0.04 million. The Company performs annual impairment tests by comparing the carrying amount of these assets to their estimated fair value based on recent auction prices for similar vanity plates in Hong Kong.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2025 and 2024.

Trade receivables

The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful trade receivables based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The trade receivables was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Net allowance of $3 and $243 was required as of December 31, 2025 and 2024. The trade receivables is required to be written off when a determination is made that it is uncollectible.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2025 and 2024 there was $109 and $10 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loan receivables, net

Loan receivables primarily represents loan amounts due from customers. Loan receivables are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loan receivables as of reporting date. As of December 31, 2025 and 2024, there was $5,038 and $5,491 allowance for uncollectible loan receivables, respectively. Management believes that the remaining loan receivables are collectible.

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

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. The details of related party transactions during the years ended December 31, 2025 and 2024 and balances as of December 31, 2025 and 2024 are set out in Note 15.

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2025, and 2024 and 2023 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition	2025	2024	2023
Revenue by recognition over time	$3,314	$4,431	$3,569
Revenue by recognition at a point in time	13,782	5,642	—
	$17,096	10,073	3,569

	Year ended December 31,
Revenue by major product line	2025	2024	2023
Interest on loans	$2,167	$3,308	$2,313
Property lease and management	1,384	1,780	1,069
Applications, technology & services	549	151	187
Consultancy services for insurance products	12,859	4,478	—
Advisory and referral services	137	356	—
	$17,096	10,073	3,569

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from customer. The amount recognized that was included in the balance at the beginning of the year was nil and $87 for the years ended December 31, 2025 and 2024.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office, receipt in advance related to advisory and referral services, and application membership fee. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2025, 2024 and 2023:

Contract
liabilities
Balance as of January 1, 2023	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13
Revenue recognized from beginning contract liability balance	(13)
Advances received from customers related to unsatisfied performance obligations	148
Balance as of December 31, 2024	$148
Revenue recognized from beginning contract liability balance	(148)
Advances received from customers related to unsatisfied performance obligations	522
Balance as of December 31, 2025	$522

The contract liabilities were grouped into other payables and accrued liabilities (note 12).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2025, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2025, 2024 and 2023, the Company has not incurred any interest related to income taxes. Our Australia entities did not have tax liability as of December 31, 2025. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2020 to 2025 and December 31, 2023 to 2025 in Hong Kong and PRC are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.03 and RMB7.19 to $1.00 at December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2025, 2024 and 2023 were RMB7.10, RMB7.12, and RMB6.56 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD0.67 and AUD0.62 to $1.00 as of December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2025, 2024 and 2023 were AUD0. 65, AUD0.66 and AUD0.66 to $1.00, respectively.

Analysis of Results of Operations

Comparison of Fiscal Years Ended December 31, 2025 and 2024

Revenue

Our sales were $17.09 million for the year ended December 31, 2025, which increased by $7.02 million, or 69.7% from $10.07 million in the year ended December 31, 2024. During the year ended December 31, 2025, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $1.38 million, compared to income of $1.78 million in 2024. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $2.17 million in 2025, compared to $3.31 million in 2024. We through GFS and Apiguru earned financial technology solutions and services income of $0.14 million in 2025, compared to income of $0.15 million in 2024. We through Riches Finance Group Limited earned consultancy services income for insurance products of $12.86 million in 2025, compared to income of $4.48 million in 2024. We through Riches Advisory and Riches Property earned advisory and referral service income of $0.55 million in 2025, compared to income of $0.36 million in 2024.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

(In thousands of U.S. dollars)

	Year ended December 31,
Revenue by recognition	2025	2024
Revenue by recognition over time	$3,314	$4,431
Revenue by recognition at a point in time	13,782	5,642
	$17,096	10,073

	Year ended December 31,
Revenue by major product line	2025	2024
Interest on loans	$2,167	$3,308
Property lease and management	1,384	1,780
Applications, technology & services	137	151
Consultancy services for insurance products	12,859	4,478
Advisory and referral services	549	356

	$17,096	10,073

Cost of revenues

For the year ended December 31, 2025, cost of revenues increased by $7.40 million, or 91.0%, to $15.53 million from $8.13 million for the year ended December 31, 2024. Our cost of revenues mainly includes commission paid from money lending service, consultancy services for insurance products, advisory and referral services which were $7.56 million and $5.42 million for the year ended December 31, 2025 and 2024, respectively.

Gross profit

Our gross profit were $1.56 and $1.94 million in 2025 and 2024.

Selling expenses

Selling expenses amounted to approximately $0.32 million and nil for the year ended December 31, 2025 and 2024.

General and administrative expenses

General and administrative expenses amounted to approximately $17.93 million for the year ended December 31, 2025, $13.97 million or 352.8% more than $3.96 million for the previous fiscal year. This increase was mainly because staff salary and benefit, legal and professional fees incurred $1.85 million and $14.06 million in 2025, compared to $1.49 million and $0.98 million in 2024.

General and administrative expenses include staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets, provision for legal expenses and bad debt written-off.

Reversal of impairment loss (impairment loss) of trade receivables

Impairment loss of trade receivables based on historical experience and an estimate of collectability of trade receivables. Our reversal of impairment losses for trade receivables were $0.24 million, compare to impairment losses of $0.24 million in 2024.

Reversal of impairment loss (impairment loss) of loan and interest receivables

Impairment loss (reversal of impairment loss) of loan and interest receivables based on historical experience and an estimate of collectability of the loan receivables and interest receivables. Our reversal of impairment losses for loan losses and interest receivables were $0.45 million in 2025, compared to impairment loss of $3.47 million in 2024.

Impairment loss (reversal of impairment loss) of other receivables, prepayments and deposits

Our impairment loss of other receivables, prepayments and deposits of $0.10 million and $0.01 in 2025 and 2024.

Impairment loss of property, plant and equipment

Our impairment loss of property, plant and equipment was $13.44 million in 2025 compared to nil in 2024, primarily attributable to the impairment related to certain real estate properties in Hong Kong.

Income tax benefit (expense)

Income tax benefit was $1.50 million in the fiscal year of 2025, compared to tax expense of $0.03 million in the fiscal year of 2024. Income tax benefit in 2025 was related to the deferred tax impact on property and plant and intangible assets.

Our PRC entities in 2025 and 2024 were subject to the statutory PRC enterprise income tax rate of 25.0%. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, one of the PRC subsidiaries enjoy referential income tax policies for the small and low profit enterprises in 2025 and 2024. The net tax loss attributable to those PRC entities, if any, can only be carried forward for a maximum period of five years, through 2028. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%.

Net loss

As a result of the various factors described above, net loss for the year ended December 31, 2025 was $27.91 million, as compared to $13.41 million for 2024.

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

Impairment loss of trade receivables

Impairment loss of trade receivables based on historical experience and an estimate of collectability of trade receivables. Our impairment losses for trade receivables were $0.24 million in 2024, compared to nil in 2023.

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

Loss on change in fair value of convertible notes

The loss on change in fair value of convertible notes was $7.69 million and nil in 2024 and 2023, respectively. The loss on change in fair value of convertible notes was due to conversion in aggregate of 10,912,168 ordinary shares on December 12, 2024.

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

B. Liquidity and capital resources.

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of December 31, 2025, we held $4.02 million in cash and cash equivalents and had negative working capital of $1.33 million. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

On May 28, 2025, the Company entered into a stock purchase agreement with WANG & LEE HOLDINGS, Inc., pursuant to which the Company issued and sold to WANG & LEE HOLDINGS, Inc. 14,050,000 ordinary shares of the Company at a purchase price of US$0.90 per share, for an aggregate price of US$12,645,000. On July 22, 2025, the Company entered into a stock repurchase agreement with the WANG & LEE HOLDINGS, Inc., pursuant to which WANG & LEE HOLDINGS, Inc. agreed to sell, and the Company agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000. The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

A summary of the sources and uses of cash and cash equivalents is as follows:

(In thousands of U.S. dollars)

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$807	$1,955	$(6,538)
Net cash provided by (used in) investing activities	(9,107)	492	4,779
Net cash provided by (used in) financing activities	7,147	(384)	1,923
Effect of exchange rate on cash	(1)	(3)	(1)
INCREASE (DECREASE) IN CASH	(1,154)	2,060	163

Operating Activities

Net provided by operating activities was $0.81 million for the year ended December 31, 2025, the increase in cash was primarily as a result of (i) decrease in accounting receivable, trade of $0.74 millon (ii) decrease in loan receivables of $6.35 million, and (iii) change in deferred income taxes of $1.57 million, (iv) non-cash depreciation and amortization, impairment loss of trade receivables, impairment loss of loan and interest receivables, impairment loss of other receivables, bad debt written-off, prepayments and deposits and impairment loss on PPE in total of $15.33 million, and (v) increase in other payables and accrued liabilities of $13.04 million, The increase was partially offset by (i) net loss of $27.91 million, and (ii) increase in other receivables and prepayments of $3.69 millon (iii) increase in loan interest receivables of $0.69 million, (iv) decrease in accounts payables, trade of $0.41 million, (v) increase in tax payable of $0.38 million;

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

Net cash used in operating activities was $6.54 million for the year ended December 31, 2023, the decrease in cash was primarily as a result of (i) net loss of $1.72 million, and (ii) change in loan receivables of $7.08 million, and (iii) change in deferred income taxes of $0.25 million, and (iv) decrease in customer deposit of $0.08 million, (v) increase in others receivables, prepayments and interest receivables of $0.15 million, and (vi) change in tax payable of $0.21 million; The decrease was partially offset by (i) non-cash depreciation and amortization, impairment loss of loan and interest receivables, goodwill and intangible assets totaled $1.94 million, and (ii) increase in other payables and accrued liabilities of $1.02 million.

Investing Activities

Net cash used in investing activities was $9.11 million for the year ended December 31, 2025, primarily as a result of Payment on long-term investments of $8.99 million.

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

Financing Activities

Net cash provided by financing activities was $7.15 million for the year ended December 31, 2025. The increase in cash was primarily due to proceed from share offering of $12.65 millon, and offset by payment on repurchase of the same shares of $3.96 million and repayment of loan due to a shareholder of $1.54 millon.

Net cash used in financing activities was $0.38 million for the year ended December 31, 2024. The decrease in cash was primarily due to repayment to loan due to a shareholder, net of $0.38 million.

Net cash provided by financing activities was $1.92 for the year ended December 31, 2023. The increase in cash was primarily due to proceeds from loan due to a shareholder of $1.92 million.

As of December 31, 2025, we had cash of $4.02 million. Except as disclosed in this annual report, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

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

Debt

As of December 31, 2025, we had advances from other party and unrelated parties totaled $0.02 million (Refer to Note 12 to the financial statements).

Related Party Balances and Transactions

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	Principally owned (75.0%) by the by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% and 9.0% of our ordinary shares as of December 31, 2025 and April 27, 2026).

a.	Trade receivables from related party

As of December 31, 2025 and 2024, the balance of trade receivables from related party was as follows:

	2025	2024
Riches Credit Insurance Brokerage Limited	$230,946	$230,946

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2025 and 2024, the balance of other receivables from related party was as follows:

	2025	2024
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	$98,743	$—

c.	Accounts payable to related party

As of December 31, 2025 and 2024, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 million to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2025 and 2024, the outstanding amount due to Ms Kwok Kai Kai Clara was nil and $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2025 and 2024.

	2025	2024
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$6,883,393	$3,053,812
(1)	For the year ended December 31, 2025 and 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2025, and their maturity profile:

(In thousands of U.S. dollars)

	Payment Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Advances from unrelated parties	$18	18	—	—	—
Total	$18	$18	$—	$—	$—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position
Damian Thurnheer	48	Chief Executive Officer and President
Tommy Wing Ling Lui	50	Chief Technology Officer
Chung Hang Lui	33	Chief Financial Officer
Tony Zhong	42	Vice President of Finance
Pui Wan Kwan	36	Director
Jason Che Wai Au(1)(2)(3)	46	Independent Director
Yong Li Huang(2)(3)	40	Independent Director
Wood Shing Kei Sze(1)(2)	46	Independent Director
Wang Tai Dominic Li(1)(3)	42	Independent Director
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

Pui Wan Kwan has been our Director since December 19, 2025. From 2015 to 2020, Ms. Kwan served as Marketing Manager at Woo Chun International Co., Limited, a plastic trading company which provides buyers and sellers with matching services for plastic raw materials. Ms. Kwan specialized in developing and executing comprehensive marketing strategies, while driving the success of marketing and sales initiatives across China and Hong Kong. Since April 2020, Ms. Kwan has served as the director of several subsidiaries of the Company, including 11 Hau Fook Street Limited, Suns Tower Limited and Vision Lane Limited, which focus primarily on property leasing and management. Ms. Kwan plays a pivotal role in overseeing the Company’s property portfolio and fostering strong relationships with tenants and contractors.

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

For the year ended December 31, 2025, the aggregate cash compensation paid to our executive officers was approximately $0.25 million.

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

Clawback Policy

On November 17, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy. For the year ended December 31, 2025, we have not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2025, we had 47 full-time employees, all of which are management and administrative staff members. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership.

The following tables sets forth information, as of April 27, 2026, regarding the beneficial ownership of our ordinary shares by:

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

The calculations in the table below are based on 122,160,166 ordinary shares issued and outstanding as of April 27, 2026.

	Number	Percent
Directors and Executive Officers:
Pui Wan Kwan	—	*
Tommy Wing Ling Lui	—	*
Chung Hang Lui	—	*
Yong Li Huang	—	*
Jason Che Wai Au	—	*
Wang Tai Dominic Li	—	*
Wood Shing Kei Sze	—	*
Tony Zhong	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (9 persons)	559,581	*

Over 5% Shareholders:
Leung Iris Chi Yu	23,132,500	18.9%
JMD Corporate Services Limited (1)	18,000,000	14.7%
Prime Ocean Holdings Limited (2)	11,000,000	9.0%
LIANTENG LIMITED (3)	10,912,168	8.9%
WANG & LEE HOLDINGS, Inc. (4)	9,650,000	7.9%

“*” Indicates less than 1%

(1)	JMD Corporate Services Limited, a Hong Kong company, is beneficially owned by Mr. Chan Kwun Lik Edward. The business address of JMD Corporate Services Limited is Room 1401, 14/F, Chung Ying Building, 20 Connaught Road West, Sheung Wan, Hong Kong.
(2)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms. Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.
(3)	LIANTENG LIMITED, a corporation duly organized and existing under the laws of British Virgin Islands, is beneficially owned by Mr. Chan Chun Kin. The business address of LIANTENG Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(4)	WANG & LEE HOLDINGS, Inc. is a corporation duly organized and existing under the laws of the British Virgin Islands, with Mr. Ho Pui Lung as a major ultimate shareholder who beneficially owns more than 25% of its shares. The business address of WANG & LEE HOLDINGS, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Balances and Transactions.

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	Principally owned (75.0%) by the by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% and 9.0% of our ordinary shares as of December 31, 2025 and April 27, 2026).

a.	Trade receivables from related party

As of December 31, 2025 and 2024, the balance of trade receivables from related party was as follows:

	2025	2024
Riches Credit Insurance Brokerage Limited	$230,946	$230,946

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2025 and 2024, the balance of other receivables from related party was as follows:

	2025	2024
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	$98,743	$—

c.	Accounts payable to related party

As of December 31, 2025 and 2024, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 million to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2025 and 2024, the outstanding amount due to Ms Kwok Kai Kai Clara was nil and $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2025 and 2024.

	2025	2024
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$6,883,393	$3,053,812
(1)	For the year ended December 31, 2025 and 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

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

Trial commenced on March 5, 2024 and ended on August 27, 2024.

A judgement issued by the High Court of Hong Kong Special Administrative Region Court of First Instance on June 23, 2025 in connection with the action no. HCA 938/2022 was filed, whereby it was ordered, amongst others, that:

(i)

TROOPS, Inc. and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and

(ii)	The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

As further disclosed, on August 20, 2025, the Company received a winding up petition dated July 24, 2025 (the “Petition”), filed by Real Estate and Finance Fund (in Liquidation) (the “Petitioner”) with the Grand Court of the Cayman Islands. The Petitioner sets out in the Petition that the Company is insolvent and unable to pay its debts to the Petitioner as a result of the Judgement, or in the alternative, the winding up of the Company on just and equitable grounds. The hearing of the Petition was originally set to take place on October 9, 2025.

On July 21, 2025, the Company filed a Notice of Appeal, dated July 21, 2025, in respect of the Judgement and a summons dated September 30, 2025 to stay execution of the Judgement pending determination of the appeal (the “HK Stay Application”).

On October 9, 2025, a consent order was granted by the Grand Court of the Cayman Islands, pursuant to which the hearing of the Petition has been ordered to be adjourned until after determination of the HK Stay Application.

On November 24, 2025, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for stay of execution of the judgement on May 8, 2026.

On December 24, 2025, the High Court of the Hong Kong Special Administrative Region Court of Appeal issued a Notice of Hearing regarding the appeal from the Court of First Instance (Final), noting that the appeal with regards to the action no. HCA 938/2022 will be heard on February 24, 2027, with hearing dates of February 24 to February 26, 2027 being reserved.

On February 12, 2026, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for directions on consequential matters on August 20, 2026.

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

The reversal of provision for loan losses of $0.45 million, the provision for loan losses of $3.47 million and reversal of provision for loan losses of $0.05 was recognized for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s trade receivables, loan receivables, interest receivables and other receivables and prepayments are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2025, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loan receivable, net of provision for loan losses, from the money lending business in a total amount of $7.69 million (“Principal”) and $0.85 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivables are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2025	2024
Balance as of January 1	$5,491	$2,023
Provisions for doubtful accounts
Personal loans	29	371
Corporate loans	1	3,144
Reversal for doubtful accounts
Personal loans	(385)	—
Corporate loans	(29)	—
Write offs	—	—
Recoveries of amounts previously charged off	(69)	(47)
Balance as of December 31	5,038	5,491

As of December 31, 2025, the loan receivables due from 3 customers accounted for 26%, 19% and 15% of total loan receivables. As of December 31, 2025, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2024, the loan receivables due from 2 customers accounted for 11% and 31% of total loan receivables. As of December 31, 2025, no other customer accounted for more than 10% of total loan balance.

Movement of the provision for other receivables and prepayments are as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2025	2024
Balance as of January 1	$10	$8
Provisions for doubtful accounts	109	10
Write offs	—	—
Recoveries of amounts previously charged off	(10)	(8)
Changes due to foreign exchange	—	—
Balance as of December 31	109	10

●	Credit risk on trade receivables

Movement of the provision for trade receivables is as follows:

(In thousands of U.S. dollars)

	For the years ended December 31,
	2025	2024
Balance as of January 1	$243	$—
Provisions for doubtful accounts	3	243
Reversal for doubtful accounts	(60)	—
Write offs	(184)	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	1	—
Balance as of December 31	3	243

As of December 31, 2025, the trade receivables due from one customer accounted for 98% of total trade receivables. As of December 31, 2025, no other customer accounted for more than 10% of total trade receivables.

As of December 31, 2024, the trade receivables due from 4 customers accounted for 13%, 17%, 20% and 41% of total trade receivables. As of December 31, 2025, no other customer accounted for more than 10% of total trade receivables.

Concentration of customer

Revenue from 2 major customer accounted for 40% and 29% of the Company’s total revenues, for the year ended December 31, 2025. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2025.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

(In thousands of U.S. dollars)

	For the year ended December 31,
	2025	2024	2023
Hong Kong	16,783	10,047	3,442
Australia	115	—	127
PRC	198	26	—
Total	$17,096	$10,073	$3,569

Concentration of supplier

For the year ended December 31, 2025 and 2024, there were no suppliers accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2025 and 2024.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2025 and 2024, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD800,000 to each depositor if the bank which hold eligible deposits fails.

As of December 31, 2025, the Company had $4.02 million cash and bank deposits. The Company held seven bank accounts with total amount of $1.63 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the oversight and involvement of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our management, headed by our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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

Our management, headed by our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation report of the registered public accounting firm

This annual report includes an attestation report of our registered public accounting firm, AssentSure PAC, regarding internal control over financial reporting as of December 31, 2025 that appears herein.

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

Our Implementation Plans: The key management of the financial reporting team, all of whom are CPA holders with extensive experience in U.S. financial reporting, received comprehensive U.S. GAAP training and obtain annual certification in U.S. GAAP in 2024. This ensures they remain updated on the latest U.S. GAAP and SEC reporting requirements, ensuring full awareness and compliance with these standards. In addition, the Company has established an appropriate review function and designated proper staff to carry out the review process at the financial reporting level.

As of December 31, 2025, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we concluded that the material weaknesses previously identified in our internal control over financial reporting had been remedied.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2025 and 2024.

(In thousands of U.S. dollars)

	2025	2024
Audit Fee	$332	$305
Audit-Related Fees	—	—
Tax fees	—	—
Total	$332	$305

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 19, 2026, the Board of Directors of TROOPS, Inc. (the “Company”) approved the dismissal of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm, effective January 19, 2026.

Audit Alliance’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Audit Alliance with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and has requested that Audit Alliance review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) indicating whether it agrees with such disclosures. A copy of Audit Alliance’s letter addressed to the SEC relating to the statements made by the Company was attached as exhibit 99.1 to the Company’s Report on Form 6-K filed on January 20, 2026, and is hereby incorporated by reference.

On January 19, 2026, the audit committee of the board of directors of the Company approved the appointment of AssentSure PAC as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2025.

During the three most recent fiscal years and any subsequent interim periods prior to the engagement of AssentSure PAC, neither the Company, nor someone on behalf of the Company, has consulted AssentSure PAC regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that AssentSure PAC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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

For the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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
4.15

Securities Purchase Agreement by and between the Company and an Investor dated March 20, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on March 20, 2017)

4.16

Securities Purchase Agreement by and between the Company and Investors dated April 5, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 6, 2017)

4.17

Sale and Purchase Agreement dated April 23, 2017, by and between SGOCO International Limited and Full Linkage Limited in respect of the transfer of share equity of Century Skyway Limited. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F (file no. 001-35016) filed May 15, 2017)

4.18

Securities Purchase Agreement by and between the Company and Investors dated November 13, 2017. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on November 14, 2017)

4.19

Sale and Purchase Agreement dated December 22, 2017, by and between Giant Connection Limited and Luk Lai Ching Kimmy in respect of the transfer of share equity of Giant Credit Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2017)

4.20

Sale and Purchase Agreement dated February 22, 2018, by and between Giant Connection Limited and Vagas Lane Limited in respect of the transfer of share equity of 11 Hau Fook Street Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 23, 2018)

4.21

Convertible Note Purchase Agreement by and between the Company and Lin So Chun dated April 18, 2018. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed April 19, 2018)

4.22

Sale and Purchase Agreement dated May 21, 2018, by and between Giant Connection Limited and Leung Iris Chi Yu in respect of the transfer of share equity of Paris Sky Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on May 21, 2018)

4.23

Sale and Purchase Agreement dated February 5, 2019, by and between Paris Sky Limited and Kwok Man Yee Elvis in respect of the transfer of share equity of Vision Lane Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on February 6, 2019)

4.24

Sale and Purchase Agreement dated September 20, 2019, by and between Ho Pui Lung and SGOCO International (HK) Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on October 3, 2019)

4.25

Sale and Purchase Agreement dated December 23, 2019, by and between TROOPS, Inc. and Victor Or in respect of the transfer of share equity of Giant Financial Services Limited. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (file no. 001-35016) filed on December 26, 2019)

4.26

Securities Purchase Agreement by and between the Company and an Investor dated April 17, 2020. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (file no. 001-35016) filed on April 20, 2020)

4.27

Sale and Purchase Agreement dated May 9,2024, by and between TROOPS, Inc. and LIANTENG LIMITED in respect of the transfer of share equity of Riches Holdings Limited. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on May 10, 2024)

4.28

Share Purchase Agreement by and between the Company and an WANG & LEE HOLDINGS, Inc. dated May 28, 2025. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on May 30, 2025)

4.29

Share Repurchase Agreement by and between the Company and an WANG & LEE HOLDINGS, Inc. dated July 22, 2025. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on July 25, 2025)

4.30

Sale and Purchase Agreement dated August 15, 2025, by and between Giant Connection Limited, a fully owned subsidiary of TROOPS, Inc. and Digital Insura, Inc. in respect of the purchase 36.75% of the share equity of BLUE POOL VENTURES LIMITED. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on August 21, 2025)

4.31

Sale and Purchase Agreement dated October 6, 2025, by and between Giant Connection Limited, a fully owned subsidiary of TROOPS, Inc. and CORE EXPERT INVESTMENT LIMITED in respect of the transfer of share 19.9 equity of HK Golden, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on October 10, 2025)

4.32

Amendment to Lock-up Agreement dated March 27, 2026, by and between TROOPS, Inc. and WANG & LEE HOLDINGS, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6 - K (file no. 001 - 35016) filed on March 27, 2026)

8.1*	List of Subsidiaries
11.1	TROOPS, Inc.’s Code of Ethics and Conduct (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-170674) filed December 15, 2010)
12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2	Letter from Audit Alliance LLP (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K (file no. 001-35016) filed on January 20, 2026 )
15.3*	Consent of AssentSure PAC
97.1	TROOPS, Inc.’s Clawback policy adopted on November 17, 2023 (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F (file no. 001-35016) filed April 29, 2024)
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

TROOPS, Inc

Date: April 30, 2026	By:	/s/ Damian Thurnheer
	Name:	Damian Thurnheer
	Title:	President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TROOPS, Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of TROOPS, Inc. and its subsidiaries (collectively referred as the “Company”) as of December 31, 2025, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for current expected credit losses (“CECL”) on loan receivables, trade receivables, prepayments, and other receivables

As described in Note 3, Note 4 and Note 20 to the financial statements, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (codified as ASC Topic 326), effective January 1, 2020, which requires the measurement and recognition of current expected credit losses (“CECL”) for financial instruments held at amortized cost. For the year ended December 31, 2025, management’s estimates resulted in a net reversal of the provision for loan losses of $0.453 million, a net CECL reversal of $0.241 million on trade receivables, and a net CECL allowance of $0.99 million on prepayments and other receivables. These estimates were determined based on the credit risk of the respective receivables, measured as the difference between each asset’s carrying amount and the estimated present value of future cash flows. In developing these estimates, management considered historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, potential recoveries, customer payment history, payment terms offered in the normal course of business, and industry-specific factors that could impact the collectability of the Company’s receivables as of the date of this report. The estimation process also involved the use of professionals with specialized skills and knowledge engaged by the Company.

We identified the allowance for CECL on loan receivables, trade receivables, prepayments and other receivables as a critical audit matter. This determination was made due to the significant subjective judgment and management estimation involved in evaluating the expected credit losses across these receivable categories, as well as the significance of these balances to the Company’s overall financial position.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures to respond to the risk of material misstatement in the allowance for CECL included: (1) obtaining an understanding of, and assessing the reasonableness of, management’s methodology for developing the allowance for credit losses; (2) evaluating the competence, capabilities, and objectivity of the professionals with specialized skills engaged by the Company; (3) independently evaluating the appropriateness of the valuation models applied, including a review of valuation reports and calculation schedules prepared by management and third-party valuation specialists engaged by the Company; (4) testing, on a sample basis, the accuracy of key inputs used by management in calculating CECL, including aging reports, historical write-offs, and recoveries; (5) sending confirmations directly to debtors to verify the accuracy of the basic information and terms of loan receivables and other receivable accounts; and (6) performing credit reviews of both individual and corporate borrowers with significant loan receivable balances to assess each borrower’s capacity and willingness to repay their obligations.

Impairment of Property, Plant and Equipment

As described in Note 7 to the financial statements, as of December 31, 2025, the carrying amount of the Company’s property, plant and equipment totalled $29.41 million, representing approximately 43% of the Company’s total assets. Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses in accordance with ASC 360, Property, Plant, and Equipment.

During the year ended December 31, 2025, management identified indicators of impairment with respect to certain commercial properties and performed an impairment assessment. Management estimated the fair value of the affected assets to measure the impairment loss as the excess of the carrying amount over the fair value. As a result of this assessment, management recognized impairment losses of $13.44 million on commercial properties during the year. The fair value of the affected commercial properties was determined with the assistance of independent external valuation specialists engaged by the Company.

We identified the impairment assessment of commercial properties as a critical audit matter. The determination of the fair value of the commercial properties requires management to exercise significant judgment in selecting the appropriate valuation methodology. The fair value is sensitive to significant assumptions applied and a change in the assumptions may have a significant impact on the valuation.

Our audit procedures related to this matter included, among others: (1) performing site visits to observe the condition of property, plant and equipment; (2) obtaining an understanding of, and evaluating, management’s methodology for assessing impairment of property, plant and equipment; (3) evaluating the competence, capabilities, and objectivity of the professionals engaged by the Company; (4) assessing the appropriateness of the valuation model by reviewing the valuation reports and supporting calculation schedules prepared by management and the third-party valuation specialists engaged by the Company; and (5) testing the completeness and accuracy of the underlying data used by the third-party valuation specialists.

Assessment of Loss Contingency Related to a Specific Litigation Matter

As described in Notes 12 and 19 to the financial statements, the Company is involved in a legal proceeding arising in the ordinary course of business. In accordance with ASC 450-20-25, a loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2025, the Company recorded a provision of $13.173 million related to this litigation matter.

We identified the assessment of the loss contingency associated with this specific litigation matter as a critical audit matter due to the significant judgment required by management in evaluating the probability of loss and estimating the amount of the provision. In particular, a judgment (the “Judgment”) has been issued by the High Court of the Hong Kong Special Administrative Region, Court of First Instance, in connection with Action No. HCA 938/2022. The Company has filed an appeal against the Judgment. The outcome of the appeal remains uncertain, and it is reasonably possible that the ultimate loss could differ materially from the amount accrued.

Our audit procedures related to this critical audit matter included, among others, obtaining an understanding of and evaluating management’s process for assessing the loss contingency. We inquired of management regarding recent developments in the case, the status of the appeal, and their assessment of the likelihood of loss and estimated exposure. We obtained and inspected relevant court documents and other supporting materials to corroborate management’s representations. In addition, we obtained and evaluated responses to legal inquiry letters from the Company’s external legal counsel regarding the status of the matter and the reasonableness of management’s assessment. We also evaluated the reasonableness of the recorded provision and assessed the adequacy of the related disclosures in the financial statements.

/s/ AssentSure PAC

Singapore

April 30, 2026

PCAOB ID: 6783

We have served as the Company’s auditor since 2026.

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TROOPS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of TROOPS, Inc. and its subsidiaries (collectively referred as the “Company”) as of December 31, 2024, and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

We served as the Company’s auditor from 2022 to 2026

Singapore

April 30, 2025

PCAOB ID Number 3487

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(In thousands of U.S. dollars except share and per share data)

	2025	2024

ASSETS
CURRENT ASSETS
Cash	$4,019	$5,173
Trade receivables, net	456	1,136
Loan receivables, net	5,897	12,612
Interest receivables	847	162
Other receivables, prepayments and deposits, net	4,057	471
Total current assets	15,276	19,554

NON-CURRENT ASSETS
Property, plant and equipment, net	29,409	44,913
Operating lease right-of-use assets, net	4	26
Intangible assets, net	1,243	1,367
Long-term loan receivables, net	1,796	977
Long-term investments, net	8,990	—
Goodwill	12,348	12,348
Total non-current assets	53,790	59,631

Total assets	$69,066	$79,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amount due to a shareholder	$—	$1,538
Accounts payable	1,225	1,633
Other payables and accrued liabilities	14,982	1,863
Deferred Revenue	—	87
Operating lease liability, current	4	22
Customer deposits	5	5
Taxes payable	385	769
Total current liabilities	16,601	5,917

LONG-TERM LIABILITIES
Operating lease liability, non-current	—	4
Non-current Deferred tax liabilities	3,441	5,015
Total non-current liabilities	3,441	5,019
Total liabilities	20,042	10,936

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, nil and nil issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 122,160,166 and 112,510,166 issued and outstanding as of December 31, 2025 and 2024, respectively	488	450
Additional paid-in-capital	165,462	156,815
Accumulated deficit	(116,916)	(89,011)
Accumulated other comprehensive loss	(10)	(5)
Total shareholders’ equity	49,024	68,249
Total liabilities and shareholders’ equity	$69,066	$79,185

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousands of U.S. dollars except share and per share data)

	2025	2024	2023
REVENUES	$17,096	$10,073	$3,569
COST OF REVENUES	(15,532)	(8,132)	(2,793)
GROSS PROFIT	1,564	1,941	776
OPERATING EXPENSES:
Selling expenses	(317)	—	—
General and administrative expenses	(17,932)	(3,956)	(2,754)
Reversal of impairment loss (impairment loss) of trade receivables	241	(243)	—
Reversal of impairment loss (impairment loss) of loan and interest receivables	453	(3,468)	49
(Impairment loss) reversal of impairment loss of other receivables, prepayments and deposits	(99)	(2)	127
Impairment loss of property, plant and equipment	(13,444)	—	—
Total operating expenses	(31,098)	(7,669)	(2,578)

OPERATING LOSS	(29,534)	(5,728)	(1,802)

OTHER INCOME (EXPENSES):
Interest income	62	10	14
Interest expense	—	—	(62)
Other income (expense), net	65	22	(9)
Loss on change in fair value of convertible note	—	(7,690)	—
Total other income (expenses), net	127	(7,658)	(57)

LOSS BEFORE PROVISION FOR INCOME TAXES	(29,407)	(13,386)	(1,859)
INCOME TAX BENEFIT (EXPENSE)	1,502	(27)	140

NET LOSS	$(27,905)	$(13,413)	$(1,719)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(5)	(8)	—

COMPREHENSIVE LOSS	$(27,910)	$(13,421)	$(1,719)

LOSS PER SHARE:
Basic	$(0.23)	$(0.13)	$(0.02)
Diluted	$(0.23)	$(0.13)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	120,705,660	102,240,818	101,597,998
Diluted	120,705,660	102,240,818	101,597,998

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousands of U.S. dollars except share data)

					Accumulated
	Ordinary shares		Additional		Other
	Number of		Paid-in	Retained	Comprehensive
	shares	Amount	Capital	Earnings	(Loss) Income	Total
BALANCE, January 1, 2023	101,597,998	$406	$135,674	$(73,879)	$3	$62,204
Equity component of the 2018 Notes	—	—	94	—	—	94
Net loss	—	—	—	(1,719)	—	(1,719)
Foreign currency translation adjustment	—	—	—	—	—	—
BALANCE, December 31, 2023	101,597,998	$406	$135,768	$(75,598)	$3	$60,579
Shares issued on conversion of convertible note	10,912,168	44	21,047	—	—	21,091
Net loss	—	—	—	(13,413)	—	(13,413)
Foreign currency translation adjustment	—	—	—	—	(8)	(8)
BALANCE, December 31, 2024	112,510,166	$450	$156,815	$(89,011)	$(5)	$68,249
Shares issued on financing	14,050,000	56	12,589	—	—	12,645
Repurchase of shares	(4,400,000)	(18)	(3,942)	—	—	(3,960)
Net loss	—	—	—	(27,905)	—	(27,905)
Foreign currency translation adjustment	—	—	—	—	(5)	(5)
BALANCE, December 31, 2025	122,160,166	$488	$165,462	$(116,916)	$(10)	$49,024

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousands of U.S. dollars)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,905)	$(13,413)	$(1,719)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,294	2,205	2,116
Bad debt written-off	184	—	—
Impairment loss of property, plant and equipment	13,444	—	—
Deferred income taxes	(1,574)	(261)	(250)
(Reversal of impairment loss) impairment loss of trade receivables	(241)	243	—
(Reversal of impairment loss) impairment loss of loan and interest receivables	(453)	3,468	(49)
Impairment loss (reversal of impairment loss) of other receivables, prepayments and deposits	99	2	(131)
Loss on change in fair value of convertible notes	—	7,690	—
Change in operating assets and liabilities
Trade receivables	737	(501)	(2)
Loan receivables	6,349	2,622	(7,080)
Other receivables and prepayments	(3,685)	4	(113)
Interest receivables	(685)	(121)	(37)
Accounts payable	(408)	278	—
Customer deposits	—	—	(83)
Other payables and accrued liabilities	13,035	(616)	1,018
Deferred Revenue	—	87	—
Taxes payable	(384)	268	(208)
Net cash provided by (used in) operating activities	807	1,955	(6,538)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(117)	(251)	(221)
Proceeds from acquisition of subsidiaries, net of cash acquired	—	743	—
Payment on long-term investments	(8,990)	—	—
Proceeds from refund of deposit for acquisition of a subsidiary	—	—	5,000
Net cash (used in) provided by investing activities	(9,107)	492	4,779

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	—	—	1,282
Repayment of short-term loan	—	—	(1,282)
Proceeds from loan due to a shareholder	—	385	1,923
Repayment of loan due to a shareholder	(1,538)	(769)	—
Proceeds from shares issuance	12,645	—	—
Payments on repurchase of shares	(3,960)	—	—
Net cash provided by (used in) financing activities	7,147	(384)	1,923

EFFECT OF EXCHANGE RATE ON CASH	(1)	(3)	(1)

(DECREASE) INCREASE IN CASH	(1,154)	2,060	163

Cash and cash equivalent, beginning of year	5,173	3,113	2,950

Cash and cash equivalent, end of year	$4,019	$5,173	$3,113

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$—	$—	$62
Cash paid for income taxes	$94	$35	$318

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible note issued for acquisition of subsidiaries	$—	$13,400	$—

The accompanying notes are an integral part of these consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Note 2 - Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of December 31, 2025:

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

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, provisions for litigation and other contingencies, deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

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

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

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

The Company also holds intangible assets in the form of Hong Kong private vehicle license plates. These plates were acquired through the Transport Department’s auction process and are recognized at cost. They are classified as indefinite-lived intangible assets as they can be transferred to another vehicle owned by the Company indefinitely, subject to annual registration fees. As of December 31, 2025, the carrying amount of these license plates was US$37. The Company performs annual impairment tests by comparing the carrying amount of these assets to their estimated fair value based on recent auction prices for similar vanity plates in Hong Kong.

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

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of December 31, 2025 and 2024.

Trade receivables

The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful trade receivables based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The trade receivables was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Net allowance of $3 and $243 was required as of December 31, 2025 and 2024. During the years ended December 31, 2025 and 2024, the Company had written-off uncollectible accounts receivable of $184 and nil, respectively. Management believes that the remaining accounts receivable are collectible.

Other receivables, prepayments and deposits

Other receivables and prepayments primarily include rental deposit, utilities deposit, prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2025 and 2024 there was $109 and $10 allowance for uncollectible other receivables, prepayments and deposits, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loan receivables, net

Loan receivables primarily represents loan amounts due from customers. Loan receivables are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loan receivables as of reporting date. As of December 31, 2025 and 2024, there was $5,038 and $5,491 allowance for uncollectible loan receivables, respectively. Management believes that the remaining loan receivables are collectible.

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

Accounting Policy – Leases (Lessor)

The Company accounts for leases in accordance with ASC Topic 842, Leases. For arrangements in which the Company is the lessor, the Company determines whether each arrangement meets the definition of a lease and, at lease inception, classifies each lease as an operating lease.

Under operating leases, the Company recognizes lease income on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the leased property is physically employed. Initial direct costs incurred in negotiating and arranging the leases are deferred and amortized over the lease term in proportion to the recognition of lease income. Variable lease payments that do not depend on an index or rate are recognized in income when the triggering event occurs.

The Company reassesses lease classification and remeasures lease-related assets and liabilities upon certain events specified in ASC 842, such as lease modifications or significant changes in facts and circumstances.

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

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party balances and transactions. The details of related party balances and transactions during the years ended December 31, 2025 and 2024 and balances as of December 31, 2025 and 2024 are set out in Note 15.

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

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2025, and 2024 and 2023 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

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

Property lease and management

Minimum contractual rental income related to property leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management”.

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

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Year ended December 31,
Revenue by recognition	2025	2024	2023
Revenue by recognition over time	$3,314	$4,431	$3,569
Revenue by recognition at a point in time	13,782	5,642	—
	$17,096	10,073	3,569

	Year ended December 31,
Revenue by major product line	2025	2024	2023
Interest on loans	$2,167	$3,308	$2,313
Property lease and management	1,384	1,780	1,069
Applications, technology & services	549	151	187
Consultancy services for insurance products	12,859	4,478	—
Advisory and referral services	137	356	—
	$17,096	10,073	3,569

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from customer. The amount recognized that was included in the balance at the beginning of the year was $87 and nil for the years ended December 31, 2025 and 2024.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office, receipt in advance related to advisory and referral services, and application membership fee. Below is the summary presenting the movement of the Company’s contract liabilities for the years ended December 31, 2025, 2024 and 2023:

Contract
liabilities
Balance as of January 1, 2023	$10
Revenue recognized from beginning contract liability balance	(10)
Advances received from customers related to unsatisfied performance obligations	13
Balance as of December 31, 2023	$13
Revenue recognized from beginning contract liability balance	(13)
Advances received from customers related to unsatisfied performance obligations	148
Balance as of December 31, 2024	$148
Revenue recognized from beginning contract liability balance	(148)
Advances received from customers related to unsatisfied performance obligations	522
Balance as of December 31, 2025	$522

The contract liabilities were grouped into other payables and accrued liabilities (note 12).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2025, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Long-term investment, net

The Company holds a 19.9% equity interest in HK Golden, Inc.. Although the Company does not have a controlling interest or significant influence over the investee, the Company has concluded that the equity securities do not have readily determinable fair values. Accordingly, these investments are accounted for under the measurement alternative prescribed by Accounting Standards Codification (ASC) 321, Investments—Equity Securities.

Under this guidance, the investment is initially recorded at cost, and subsequently measured at cost minus impairment, plus or minus observable price changes from orderly transactions for identical or similar investments of the same issuer. This measurement approach is consistent with the cost minus impairment (CMI) model. The Company evaluates the investment for impairment upon the occurrence of events or changes in circumstances that indicate the carrying amount of the investment may not be recoverable. An impairment loss is recognized in earnings when the fair value of the investment is below its carrying amount and the decline is determined to be other-than-temporary. Dividends received from the investment are recognized in income when declared.

The Company reassesses the appropriateness of the measurement alternative at each reporting date. Factors considered include changes in ownership percentage, the availability of fair value information, and the Company’s ongoing involvement with the investee. If the equity securities become publicly traded or otherwise have readily determinable fair values, the Company will remeasure the investment at fair value in accordance with ASC 321.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the years ended December 31, 2025, 2024 and 2023, the Company has not incurred any interest related to income taxes. Our Australia entities did not have tax liability as of December 31, 2025. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2020 to 2025 and December 31, 2023 to 2025 in Hong Kong and PRC are subject to examination by the applicable tax authorities.

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

The balance sheet amounts with the exception of equity were translated using RMB7.03 and RMB7.19 to $1.00 at December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2025, 2024 and 2023 were RMB7.10, RMB7.12, and RMB6.56 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUD0.67 and AUD0.62 to $1.00 as of December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for the years ended December 31, 2025, 2024 and 2023 were AUD0.65, AUD0.66 and AUD0.66 to $1.00, respectively.

Recently issued accounting pronouncements

In November, 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively and early adoption is permitted. The Group does not expect the adoption of ASU 2025-05 to have a material effect on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this ASU on a prospective basis effective January 1, 2023. Refer to Note 17 for the inclusion of new disclosures required.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The company adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 14 for the inclusion of new disclosures required.

Note 3 - Trade receivables, net

Trade receivables, net as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024

Trade receivables	$459	$1,379
Less: allowance for expected credit losses	(3)	(243)
Total trade receivables, net	$456	$1,136

As of December 31, 2025, 2024 and 2023, there was $3, $243 and nil allowance for uncollectible trade receivables, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company had written-off uncollectible accounts receivable of $184, nil and nil, respectively.

Movement of the provision for trade receivables is as follows:

	For the years ended December 31,
	2025	2024
Balance as of January 1	$243	$—
Provisions for doubtful accounts	3	243
Reversal for doubtful accounts	(60)	—
Write offs	(184)	—
Changes due to foreign exchange	1	—
Balance as of December 31	3	243

Note 4 - Loan receivables, net

The annualized interest rates on loans issued ranged between 6% and 48% for the year ended December 31, 2025 and 2024.

Loan receivables consisted of the following:

	December 31,
	2025	2024
Loan receivables, gross
Personal loans	$6,300	$6,988
Corporate loans	6,431	12,092
Subtotal	12,731	19,080
Provision for loan losses (Note 20)	(5,038)	(5,491)
Total loan receivables, net	$7,693	$13,589
Less: classified as non-current loan receivables, net	(1,796)	(977)
Total current loan receivables, net	$5,897	$12,612

The following is a maturity analysis of the Company’s loan receivables, net as of December 31, 2025:

For the year ending December 31,	Amount
2026	$5,897
2027	1,476
2028 and thereafter	320
Total loans	7,693

The Company originates loans to customers located primarily in Hong Kong.

As of December 31, 2025 and 2024, the Company had 17 and 14 personal loan customers, and 4 and 11 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the year ended December 31, 2025, a reversal of provision of $453 was recognized to the consolidated statement of comprehensive loss. For the year ended December 31, 2024 and 2023, a provision of $3,468 and a reversal of provision of $49 were recognized to the consolidated statement of comprehensive loss.

The following table represents the aging of loan receivables, net as of December 31, 2025 and 2024:

	December 31,
	2025	2024
1‑89 days past due	$1,684	$871
90‑179 days past due	1,158	—
180‑365 days past due	—	—
Over 1 year past due *	723	27
Total past due	$3,565	$898
Loans without overdue	4,128	12,691
Total loans, net	$7,693	$13,589
*

As of December 31, 2025 and 2024, the Company had loan receivables of $5,731 and $1,565 as aging over 1 year past due. A provision of $5,008 and $1,538 were charged to aging over 1 year past due for the year ended December 31, 2025 and 2024.

The following table summarizes the Company’s loan portfolio by categories as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Installment loan to individual	$2,617	$207
Real estate backed loan	2,680	2,616
Commercial loan	896	9,267
Securities backed loan	1,500	1,499
Total loans, net	$7,693	$13,589

Installment loan to individual

A installment loan to individual is an unsecured loan offered to individual borrower by assessing his/her ability to repay his/her loan and interest. The factors used to determine the borrower’s ability to repay include the borrower’s current income, current assets, credit history and employment status.

Real estate backed loan

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

Securities backed loan

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

Commercial loan

A commercial loan is an unsecured loan offered to a corporation by assessing their capacities to make timely principal and interest payments. The factors used to determine the corporation’s ability to repay include state of economy, recent industry performance and financial conditions of the corporation as well as the owners of the corporation.

Note 5 - Other receivables, prepayments and deposits

Other receivables, prepayments and deposits as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024

Utility deposits	$1,861	$19
Other receivables	94	225
Other prepayments	626	227
Deposit - acquisiton of an associate *	1,476	—
Other receivables, prepayments and deposits, net	$4,057	$471
*

On August 15, 2025, the Company’s subsidiary acquired a 49% equity interest in Blue Pool Ventures Limited (“Blue Pool”) for $1,476. On December 31, 2025, in order to facilitate regulatory approvals, the Company entered into a repurchase agreement with the seller. The transaction was accounted for as a financing arrangement. The Company received a promissory note for the full consideration of $1,476, which is recorded within Other Receivables on the Consolidated Balance Sheets. No gain or loss was recognized on the transaction. The agreement includes a contingent right of reacquisition. If the Company prevails in the appeal of the Hong Kong High Court case HCA938/2022 within three years, the shares may be transferred back to the Company at cost, and the note will be cancelled. Management does not anticipate a material impact on the Company’s financial position as a result of this contingency.

For the years ended December 31, 2025, 2024 and 2023, a provision of $99, $2 and $8 was charged to the consolidated statement of comprehensive loss, and no write-offs against provisions was made.

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
*

Property, plant and equipment acquired included leasehold land and buildings with a value of $52.99 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Luk Lai Ching Kimmy (see (c) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

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

On May 9, 2024, the Company entered into a sale and purchase agreement with LIANTENG LIMITED, for the purchase of the entire issued and outstanding share capital of Riches Holdings, for the consideration of $13,400,000. The consideration shall be satisfied by the Company through the issuance of Convertible Note 2024 to LIANTENG LIMITED for the principal amount of $13,400,000. The Convertible Note 2024 was issued by the Company to LIANTENG LIMITED on May 9, 2024, with a maturity date of May 9, 2029. On May 31, 2024, the Company closed its previously announced acquisition of Riches Holdings.

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

Note 7 - Property, plant and equipment, net

Property, plant and equipment, net consisted of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Leasehold land and buildings	$59,307	$59,242
Leasehold improvements	69	18
Machinery and equipment	28	27
Vehicles and office equipment	432	656
Total	59,836	59,943
Impairment	(14,998)	(1,554)
Less: accumulated depreciation	(15,429)	(13,476)
Plant and equipment, net	$29,409	$44,913

Depreciation expense was $2,133, $2,108 and $2,103 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the course of the Company’s strategic review of its operations in the years ended December 31, 2025, 2024 and 2023, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses of approximately $13,444, nil and nil, respectively.

Note 8 - Intangible assets, net

Intangible assets, net, as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024

Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Computer Software	125	121
Customers relationship	1,410	1,410
Vehicle license	37	—
Total	5,908	5,867
Accumulated amortization	(3,232)	(3,068)
Impairment	(1,432)	(1,432)
Exchange difference	(1)	—
Intangible assets, net	$1,243	$1,367

Amortization expenses of intangible assets were $161, $97 and $13 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the course of the Company’s strategic review of its operations, the Company assessed the recoverability of the carrying value of the Company’s intangible assets. The impairment charge, if any, represented the excess of carrying amounts of the Company’s intangible assets over their fair value, using the expected future discounted cash flows. There were no impairment on intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending December 31,
						2031 and
	2026	2027	2028	2029	2030	thereafter
	$	$	$	$	$	$
Amortization expenses	146	146	146	146	141	518

Note 9 - Goodwill

The movement of the goodwill for the years ended December 31, 2025, 2024 and 2023 is as follows:

Balance as of January 1, 2023	$385
Impairment of goodwill	—
Balance as of December 31, 2023	385
Impairment of goodwill	—
Acquisition of Riches Holdings	11,963
Balance as of December 31, 2024	12,348
Impairment of goodwill	—
Balance as of December 31, 2025	$12,348

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

In 2025, 2024 and 2023, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of financial technology solutions and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For this reporting unit, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for this reporting unit.

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

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed Step 2 of the goodwill impairment test using the income approach and concluded that no impairment loss was recognized for the years ended December 31, 2025, 2024, and 2023.

Note 10 – Long-term investment, net

As of December 31, 2025, the Company owns a 19.9% equity interest in HK Golden, Inc., a privately held company. Although the Company does not hold a controlling interest or possess significant influence over the investee, the Company has concluded that the equity securities do not have readily determinable fair values because the investee is not publicly traded and does not provide daily or regularly available net asset value per share.

Accordingly, the investment is accounted for under the measurement alternative provided by Accounting Standards Codification (ASC) 321, Investments—Equity Securities. Under this guidance, the investment is initially recorded at cost, and subsequently measured at cost minus impairment, plus or minus observable price changes from orderly transactions for identical or similar investments of the same issuer. This measurement approach is consistent with the cost minus impairment (CMI) model.

The Company evaluates the investment for impairment upon the occurrence of events or changes in circumstances that indicate the carrying amount may not be recoverable. An impairment loss is recognized in earnings when the fair value of the investment is below its carrying amount and the decline is determined to be other-than-temporary. Dividends received from the investment are recognized in income when declared.

As of December 31, 2025 and 2024, the carrying amount of the investment was as follows:

	Year ended December 31,
	2025	2024

Investment at cost	$8,990	$—
Less: Accumulated impairment losses	—	—
Carrying amount of investment	$8,990	$—

During the year ended December 31, 2025, the Company did not recognize any impairment losses or upward adjustments related to this investment. The Company reassesses the appropriateness of the measurement alternative at each reporting date.

Note 11 - Convertible notes

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

The 2018 Notes was matured on April 17, 2023. As of December 31, 2025, the company had not issued any shares to the Note holder since we are still discussing issuance detail with the Note holder.

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

Note 12 - Other payables and accrued liabilities

Other payables and accrued liabilities as of December 31, 2025 and 2024 consisted of the following:

		December 31,
	Note	2025	2024
Accrued professional fees		$456	$657
Accrued staff costs and staff benefits		150	115
Rental deposits from tenants		206	206
Contract liabilities		522	148
Interest receipt in advance		1	1
Advances from unrelated parties	*	18	547
Accrued legal expense		13,173	—
Others		456	189
		$14,982	$1,863
*	The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 13 - Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. On June 26, 2018, the shareholders of the Company approved to increase authorized preferred shares to 10,000,000.

No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2025 and 2024.

Issuance of capital stock

2025

On May 28, 2025, the Company entered into a stock purchase agreement with WANG & LEE HOLDINGS, Inc., pursuant to which the Company issued and sold to WANG & LEE HOLDINGS, Inc. 14,050,000 ordinary shares of the Company at a purchase price of US$0.90 per share, for an aggregate price of US$12,645,000. On July 22, 2025, the Company entered into a stock repurchase agreement with the WANG & LEE HOLDINGS, Inc., pursuant to which WANG & LEE HOLDINGS, Inc. agreed to sell, and the Company agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000. The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

2024

On May 31, 2024, the Company completed the acquisition of Riches Holdings contemplated by the sale and purchase agreement entered into by and between the parties in consideration for $13.4 million. The Company received two sets of notices of conversion dated 9 and 10 December 2024 respectively in accordance with the promissory note electing to fully convert the principal under the promissory note into the number of ordinary shares of US$0.004 each as stated in the Notices, which was satisfied by the allotment and issuance of 10,912,168 ordinary shares of the Company.

2023

None.

Note 14 - Income taxes

	Year ended December 31,
	2025	2024	2023

Income tax expenses	$(72)	$(288)	$(110)
Deferred income tax benefit	1,574	261	250
	$1,502	$(27)	$140

Income is subject to tax in the various countries in which the Company operates.

The Company mainly conducts its operating business through its subsidiaries in Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2025, 2024 and 2023. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the years ended December 31, 2025, 2024 and 2023.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, one of the PRC subsidiaries enjoy referential income tax policies for the small and low profit enterprises in 2025 and 2024.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the years ended December 31, 2025, 2024 and 2023, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at December 31, 2025, 2024 and 2023. Total undistributed earnings of the Company’s PRC subsidiaries at December 31, 2025 were nil (December 31, 2024: nil).

Upon adoption of ASU 2023-09. Improvements to Income Tax Disclosures, as described in Note 2, Significant dccounting Policies, thereconciliation of the differences betveen the statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2025 was as follows:

	Year ended December 31, 2025
	Amount	Percentage
Statutory income tax rate	$(6,176)	(21.0)%
Tax effect of permanent difference	1,764	6.0
Foreign tax effect in Hong Kong and other jurisdiction
Hong Kong
Statutory income tax rate difference between Hong Kong and the U.S.	875	3.0
Changes in valuation allowance	(31)	(0.2)
Other jurisdictions
Statutory income tax rate difference between other jurisdictions and the U.S.	68	0.2
Changes in valuation allowance	12	0.1
Tax effect of tax exempt in Cayman and BVI	1,986	6.8
Effective income taxes	$(1,502)	(5.1)%

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
U.S. Statutory rates	21.0%	21.0%
Foreign income not recognized in the U.S.	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	5.1	7.7
Australia income taxes	0.1	0.2
Impact of tax rate in other jurisdictions	(15.8)	(2.1)
Tax effect of non-deductible expenses	11.1	1.6
Valuation allowance	(0.7)	—
Under provision in respect of prior years	—	0.1
Effective income taxes	0.2%	7.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets:
Net operating loss carry-forward	$589	$681
Less: Valuation allowance	(589)	(681)
	$—	$—

Deferred tax liabilities
Intangible assets	$199	$223
Property, plant and equipment	3,230	4,780
Interest income	12	12
	$3,441	$5,015

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and Australia entity.

The net tax loss of the PRC entities, Hong Kong entities and Australia entity of $1,369 and $1,841 as of December 31, 2025 and 2024, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 15 - Related party balances and transactions

The following is a list of related parties which the Company has balances and transactions with:

Riches Credit Insurance Brokerage Limited	Principally owned (67.5%) by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	Principally owned (75.0%) by the by the Company’s former director, Rui Wu (resigned on December 19, 2025)
Ms Kwok Kai Kai Clara	The beneficiary owner of Prime Ocean Holdings Limited (owns 25.8% and 9.0% of our ordinary shares as of December 31, 2025 and April 27, 2026).

a.	Trade receivables from related party

As of December 31, 2025 and 2024, the balance of trade receivables from related party was as follows:

	2025	2024
Riches Credit Insurance Brokerage Limited	$231	$231

The balances represented the trade receivables from related party for the insurance referral service rendered by the Company. For details, please refer to “f. Related Party Transactions” below.

b.	Amount due from the related party

As of December 31, 2025 and 2024, the balance of other receivables from related party was as follows:

	2025	2024
Oriental Pearl (Shenzhen) Entry-Exit Service Co., Ltd.	$99	$—

c.	Accounts payable to related party

As of December 31, 2025 and 2024, no balances of accounts payable to related party.

d.	Amount due to a shareholder

On December 8, 2023 and April 9, 2024, Ms Kwok Kai Kai Clara (the beneficiary owner of Prime Ocean Holdings Limited), a shareholder of the Company loaned $1.92 million and $0.38 million to Giant Credit Limited. The loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2025 and 2024, the outstanding amount due to Ms Kwok Kai Kai Clara was nil and $1.54 million.

e.	Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

f.	Related party transactions

The following are the related party transactions for the years ended December 31, 2025 and 2024.

	2025	2024
Revenues - related party
Riches Credit Insurance Brokerage Limited (1)	$6,883	$3,054
(1)	For the year ended December 31, 2025 and 2024, the Company has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

Note 16 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the years ended December 31,
	2025	2024	2023
Net loss attributable to ordinary shareholders of TROOPS	$(27,905)	$(13,413)	$(1,719)

Weighted average shares used in calculating loss per share – basic and diluted	120,705,660	102,240,818	101,597,998

Loss per share – basic and diluted	$(0.23)	$(0.13)	$(0.02)
Net loss per share – basic and diluted	$(0.23)	$(0.13)	$(0.02)

As of December 31, 2025, 2024 and 2023, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 17 - Segment information

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

		Property		Consultancy	Advisory
		lease	Applications,	services	and	Corporate
For the year ended	Money	and	technology,	for insurance	referral	unallocated
December 31, 2025	lending	management	and services	products	services	(note)	Consolidated
Revenues	$2,167	$1,384	$137	$12,859	$549	$—	$17,096
Gross profit (loss)	1,875	(1,130)	(7)	653	314	(141)	1,564
Operating expenses
Impairment loss of property, plant and equipment	—	(13,444)	—	—	—	—	(13,444)
Reversal of impairment loss of loan and interest receivables	453	—	—	—	—	—	453
Legal and professional expenses	(42)	(20)	—	(8)	(22)	(13,963)	(14,055)
Other operating expenses	(1,452)	(275)	(90)	(588)	(817)	(830)	(4,052)
Total operating expenses	(1,041)	(13,739)	(90)	(596)	(839)	(14,793)	(31,098)
Operating income (loss)	834	(14,869)	(97)	57	(525)	(14,934)	(29,534)
Other income (loss)	53	43	2	(7)	36	—	127
Income (Loss) before provision for income taxes	887	(14,826)	(95)	50	(489)	(14,934)	(29,407)
Income tax (expense) benefit	(40)	1,531	1	(13)	—	23	1,502
Net loss	847	(13,295)	(94)	37	(489)	(14,911)	(27,905)

As of December 31, 2025
Identifiable long-lived assets	541	28,902	20	—	—	1,189	30,652
Total assets	10,891	32,428	480	997	325	23,945	69,066

		Property		Consultancy	Advisory
		lease	Applications,	services	and	Corporate
For the year ended	Money	and	technology,	for insurance	referral	unallocated
December 31, 2024	lending	management	and services	products	services	(note)	Consolidated
Revenues	$3,308	$1,780	$151	$4,478	$356	$—	$10,073
Gross profit (loss)	2,652	(1,185)	25	468	63	(82)	1,941
Operating expenses
Impairment loss of loan and interest receivables	(3,468)	—	—	—	—	—	(3,468)
Legal and professional expenses	(226)	(256)	—	—	(4)	(490)	(976)
Other operating expenses	(1,187)	(470)	(35)	(459)	(326)	(748)	(3,225)
Total operating expenses	(4,881)	(726)	(35)	(459)	(330)	(1,238)	(7,669)
Operating income (loss)	(2,229)	(1,911)	(10)	9	(267)	(1,320)	(5,728)
Other income (loss)	4	5	—	(2)	28	(7,693)	(7,658)
Income (Loss) before provision for income taxes	(2,225)	(1,906)	(10)	7	(239)	(9,013)	(13,386)
Income tax (expense) benefit	(236)	249	1	(54)	(1)	14	(27)
Net loss	(2,461)	(1,657)	(9)	(47)	(240)	(8,999)	(13,413)

As of December 31, 2024
Identifiable long-lived assets	556	44,353	42	—	—	1,329	46,280
Total assets	17,537	45,993	586	1,178	361	13,530	79,185

		Property	Financial
	Money	lease	technology	Corporate
For the year ended	lending	and	solutions	unallocated
December 31, 2023	services	management	and services	(note)	Consolidated
Revenues	$2,313	$1,069	$187	$—	$3,569
Gross profit (loss)	1,865	(1,084)	(5)	—	776
Operating expenses
Reversal of impairment loss of loan and interest receivables	49	—	—	—	49
Legal and professional expenses	(79)	(81)	(3)	(472)	(635)
Other operating expenses	(1,211)	(371)	(28)	(382)	(1,992)
Total operating expenses	(1,241)	(452)	(31)	(854)	(2,578)
Operating loss	624	(1,536)	(36)	(854)	(1,802)
Other income	10	(65)	(1)	(1)	(57)
Loss before provision for income taxes	634	(1,601)	(37)	(855)	(1,859)
Income tax (expense) benefit	(84)	231	(7)	—	140
Net loss	550	(1,370)	(44)	(855)	(1,719)

As of December 31, 2023
Identifiable long-lived assets	562	46,203	36	1	46,802
Total assets	22,157	46,953	583	652	70,345

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

The geographical location of customers is based on the location at which the services were provided. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2025	2024	2023
Hong Kong	16,783	10,047	3,442
Australia	115	—	127
PRC	198	26	—
Total	$17,096	$10,073	$3,569

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

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2026	$4
2027	—
2028	—
2029	—
2030	—
Total operating lease payments	$4
Less: imputed interest	—
Present value of operating lease liabilities	$4

Operating lease expense was $178, $178 and $178 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial properties located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2026 to 2028. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2025:

Future Minimum
For the year ending December 31,	Rentals
2026	$587
2027	156
2028	2
Total	$745

There are no contingent rentals as of December 31, 2025 and 2024.

Note 19 - Commitments and contingencies

The Company is involved in litigation arising in the ordinary course of business. As of December 31, 2025, the Company has accrued US$13.17 million for losses relating the High Court of Hong Kong action no. HCA938/2022, which the Company believes is sufficient to cover the probable liabilities. Notwithstanding the accrual, the Company is currently appealing the judgment. It is reasonably possible that the ultimate outcome of this appeal could result in a loss significantly higher or lower than the amount accrued.

In connection with the Blue Pool transaction (Note 5), the Company retains a contingent right to reacquire the shares if the appeal is successful. Any recovery related to this right has not been recognized in the financial statements as of December 31, 2025.

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

For the year ended December 31, 2025, a reversal provision of $453 was recognized to the consolidated statement of comprehensive loss. For the year ended December 31, 2024 and 2023, a provision of $3,468 and a reversal of provision of $49 were recognized to the consolidated statement of comprehensive loss.

The Company’s trade receivables, loan receivables, interest receivables, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2025, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loan receivables, net of provision for loan losses, from the money lending business in a total amount of $7.69 million (“Principal”) and $0.85 million (“Interest”) respectively.

Movement of the provision for loan losses and interest receivables are as follows:

	For the years ended December 31,
	2025	2024
Balance as of January 1	$5,491	$2,023
Provisions for doubtful accounts
Personal loans	29	371
Corporate loans	1	3,144
Reversal for doubtful accounts
Personal loans	(385)	—
Corporate loans	(29)	—
Write offs	—	—
Recoveries of amounts previously charged off	(69)	(47)
Balance as of December 31	5,038	5,491

As of December 31, 2025, the loan receivables due from 3 customers accounted for 26%, 19% and 15% of total loan receivables. As of December 31, 2025, no other customer accounted for more than 10% of total loan balance.

As of December 31, 2024, the loan receivables due from 2 customers accounted for 11% and 31% of total loan receivables. As of December 31, 2025, no other customer accounted for more than 10% of total loan balance.

Movement of the provision for other receivables and prepayments are as follows:

	For the years ended December 31,
	2025	2024
Balance as of January 1	$10	$8
Provisions for doubtful accounts	109	10
Write offs	—	—
Recoveries of amounts previously charged off	(10)	(8)
Changes due to foreign exchange	—	—
Balance as of December 31	109	10

●	Credit risk on trade receivables

Movement of the provision for trade receivables is as follows:

	For the years ended December 31,
	2025	2024
Balance as of January 1	$243	$—
Provisions for doubtful accounts	3	243
Reversal for doubtful accounts	(60)	—
Write offs	(184)	—
Recoveries of amounts previously charged off	—	—
Changes due to foreign exchange	1	—
Balance as of December 31	3	243

As of December 31, 2025, the trade receivables due from one customer accounted for 98% of total trade receivables. As of December 31, 2025, no other customer accounted for more than 10% of total trade receivables.

As of December 31, 2024, the trade receivables due from 4 customers accounted for 13%, 17%, 20% and 41% of total trade receivables. As of December 31, 2024, no other customer accounted for more than 10% of total trade receivables.

Concentration of customer

Revenue from 2 major customer accounted for 40% and 29% of the Company’s total revenues, for the year ended December 31, 2025. No other single customer accounted for more than 10% of the Company’s total revenues, for the year ended December 31, 2025.

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

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the year ended December 31,
	2025	2024	2023
Hong Kong	16,783	10,047	3,442
Australia	115	—	127
PRC	198	26	—
Total	$17,096	$10,073	$3,569

Concentration of supplier

For the year ended December 31, 2025 and 2024, there were no suppliers accounted for more than 10% of the Company’s total cost of revenues, for the year ended December 31, 2025 and 2024.

Concentration of deposit institution of cash and bank deposit

As of December 31, 2025 and 2024, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD800,000 to each depositor if the bank which hold eligible deposits fails.

As of December 31, 2025, the Company had $4.02 million cash and bank deposits. The Company held seven bank accounts with total amount of $1.63 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

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

Note 21 - Employee pension

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

Total pension expense incurred by the Company was $90, $47 and $23 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 22 - Subsequent events

The Company has analyzed its operations subsequent to December 31, 2025, through the date of this report and have determined that the Company does not have any material subsequent events to disclose in these unaudited condensed consolidated financial statements.